Exhibit 99.1

June 22, 2026 The Manager—Listing BSE Limited (BSE: 507685) The Manager—Listing National Stock Exchange of India Limited (NSE: WIPRO) The Market Operations NYSE: New York (NYSE: WIT) Dear Sir/Madam, Sub: Notice of Annual General Meeting (“AGM”) and Integrated Annual Report for the Financial Year 2025-26 This is to inform that the 80th AGM of the Company is scheduled to be held on Wednesday, July 15, 2026 at 9 AM IST through video conferencing. Pursuant to Section 108 of the Companies Act, 2013 and Regulations 30 and 34 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed herewith the following: 1. Notice of the 80th AGM (including e-voting instructions) 2. Integrated Annual Report for the financial year 2025-26 The aforesaid documents are also made available on the website of the Company at https://www.wipro.com/investors/annual-reports/ and are being dispatched to all eligible shareholders of the Company whose email addresses are registered with the Company/Depositories. This is for your information and records. Thanking you. For Wipro Limited M Sanaulla Khan Company Secretary ENCL : As above

Empowering enterprises to lead in an AI-first world

01

Contents

Reporting Context
- 01 About the Report
- 02 Empowering enterprises to lead in an AI-first world

Corporate Overview
- 04 About Wipro
- 06 Consulting-led
- 18 AI-powered
- 24 Industry-focused
- 26 Client-centric
- 30 Purpose-driven
- 31 Year in Review
- 32 Awards and Recognitions
- 33 Analyst Recognitions
- 34 Board of Directors

Leadership Insights and Outlook
- 36 Chairman's Letter
- 38 CEO's Letter
- 40 Management Discussion and Analysis

Sustainability at Wipro
- 54 Value Creation Model
- 56 Impact Valuation Report
- 60 Stakeholder Engagement
- 64 Materiality Assessment
- 68 ESG Strategy and Governance

Value Creation for Stakeholders
- 70 Investor Returns
- 72 Environmental Sustainability
- 84 Community Initiatives
- 94 Customer Stewardship
- 98 Supplier Synergies
- 106 People

Our Approach to Managing Risk
- 112 Risk Management
- 117 Climate and ESG Risks
- 121 Key Financial and Market Risks Report

Statutory Reports and Financial Statements
- 122 Board's Report
- 158 Corporate Governance Report
- 188 Standalone Financials under Ind AS
- 300 Consolidated Financials under Ind AS
- 416 Consolidated Financials under IFRS
- 514 Business Responsibility and Sustainability Report 2025-26



AI-powered
18



Management Discussion and Analysis
40



Board's Report
122

About the Report

We are happy to present our 11th Integrated Annual Report. This Report includes financial and non-financial performance of our IT business and is aligned to principles of Integrated Framework (updated January 2021), now part of IFRS Foundation.

Reporting Framework

In addition, this Report is aligned to the Integrated Reporting Framework by the International Sustainability Standards Board (ISSB), Sustainability Accounting Standards Board (SASB), ISO 14064, United Nations Global Compact (UNGC), WEF Stakeholder Capitalism metrics and Business Responsibility and Sustainability Report (BRSR) requirements of Securities and Exchange Board of India (SEBI). The Climate Risk and Environmental Sustainability sections of this report include the recommendations set out by the Task Force on Climate-Related Financial Disclosures (TCFD) and the IFRS S1/S2 standards.

Reporting Scope and Boundary

The Report complies with financial and statutory data requirements of the Companies Act, 2013 (including the Rules made thereunder), Accounting Standards, the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the Secretarial Standards, as may be applicable.

Navigate our Report

Capitals

Read more on **page 54**.

- N Natural
- F Financial
- I Intellectual
- H Human
- S Social and Relationship
- M Manufactured

Stakeholder Groups

Read more on **page 60**.

- Customers
- Employees
- Suppliers
- Communities
- Investors
- Planet (and Human Well-being)

Strategic Priorities and Value Creation Mapping

	Capitals Impacted	Stakeholders Impacted
Building Large Accounts in Profitable Markets, Prioritized Sectors	F I H M S	Investors, Customers, Employees, Communities, Suppliers
Sourcing, Shaping and Winning Large Deals	F I H M S	Customers, Employees, Suppliers, Investors, Communities
Differentiating with Wipro Intelligence™	F I H M S	Customers, Employees, Investors, Suppliers
Building Talent at Scale	F I H M S	Employees, Customers, Investors, Communities
Five Pillars of Client Centricity: • Delivery innovation • Driving delivery excellence • Delivery-led growth • Demand fulfillment • Delivery operations	F I M S N	Customers, Employees, Investors, Communities, Planet (and Human Well-being)

02 Empowering enterprises to lead in an AI-first world. - 26 2025 REPORT ANNUAL INTEGRATED WIPRO    03 Artificial intelligence has moved from aspiration to agenda. For enterprises worldwide, it is no longer a question of whether to adopt AI but how to do so in ways that deliver real, responsible, and lasting value. FY26 marked this inflection, as organizations grappled with accelerating change, rising expectations, and the need for outcomes that endure beyond experimentation. At Wipro, this moment reinforces a path we have been building toward, one defined by clarity of intent and execution rigor. Our focus is anchored in five enduring strengths that shape how we engage, build, and deliver for clients. We remain consulting-led, starting with deep contextual understanding before technology decisions are made. We are AI-powered, embedding intelligence into the core of enterprise transformation. We are industry-focused, bringing domain depth to the problems that matter most. We are client-centric, aligning every engagement to measurable business outcomes. And we are purpose-driven, ensuring progress, in business and society, is responsible, inclusive, and sustainable. These strengths come together through Wipro Intelligence™, our unified suite of AI-powered platforms and solutions, guided by a simple but defining principle: proof over promise. In a landscape marked by heightened expectations and rapid innovation, intent alone is insufficient. What distinguishes leadership is the ability to translate ambition into outcomes and to do so with rigor, governance, and responsibility. For over 80 years, Wipro has reinvented itself across industries, technology waves, and business models. That ability to navigate change is built on deep problem-solving, unshakeable values, and the discipline to drive strategy into execution, even as the scale and complexity of transformation continue to rise. As we reflect on FY26 and move into FY27, our conviction remains clear. The enterprises that will succeed are those that leverage AI with purpose, move decisively from strategy to scale, and deliver durable impact. Wipro remains committed to enabling that end-to-end journey. Consulting-led AI-powered Industry-focused Client-centric Purpose-driven

04 CORPORATE OVERVIEW


wipro
1
VISITORS
EMPLOYEES

About Wipro

Wipro Limited is a leading AI-powered technology services and consulting company focused on building innovative solutions that address clients' most complex digital transformation needs. Leveraging our consulting-led approach and the Wipro Intelligence™ unified suite of AI-powered platforms, solutions, and transformative offerings, we help clients realize their boldest ambitions to build intelligent and sustainable businesses.

The Wipro Innovation Network–part of the Wipro Intelligence™ suite–underpins our commitment to client-centric co-innovation and co-creation by bringing together capabilities from the innovation labs and partner labs, academia, and global tech communities. With over 240,000 employees and business partners across 65 countries, we deliver on the promise of helping our customers, colleagues, and communities thrive in an ever-changing world.

SPOTLIGHT

$10.5 bn IT Services Revenue (FY26)	240K+ Employees
66% Economic interest vested in philanthropy	65 Countries
80 years Of driving progress & purpose	

WIPRO INTEGRATED ANNUAL REPORT 2025-26

05

Spirit of Wipro

These values are our bedrock. They define and make us. Our character and destinies are energized by our values.


Be passionate about clients' success
Treat each person with respect
Unyielding integrity in everything we do
Be global and responsible

Five Habits

When our behaviors and ways of working consistently reflect our values, we see the Five Habits in action.

- Being Respectful
- Being Responsive
- Always Communicating
- Demonstrating Stewardship
- Building Trust

*Our vision is to be a trusted partner to our clients, guiding their transformation through a **consulting-led, AI-powered** approach and empowering them to lead in their industries.*

Our Five Strengths

- Consulting-led
- AI-powered
- Industry-focused
- Client-centric
- Purpose-driven

Watch our Corporate Video

06 CORPORATE OVERVIEW
07

Consulting-led.

We start with deep contextual understanding before technology decisions are made.



In an AI-first world, transformation cannot begin with technology alone. It must begin with context: a clear understanding of a client's business model, industry dynamics, operating realities, and growth ambitions. No two enterprises are the same. Their transformation journeys should not be either. This is why Wipro leads with consulting, bringing business judgment, industry insight, and execution discipline to the forefront of every engagement, ensuring technology is applied with intent and relevance.

Being consulting-led, for Wipro, means starting at the true point of enterprise change: defining the problem, clarifying complexity, and aligning transformation to measurable outcomes. It means listening deeply, diagnosing precisely, making clear calls, and staying engaged until change is realized.

This approach is anchored in deep industry expertise across our priority sectors and industries–Banking, Financial Services and Insurance; Consumer; Health; Energy; Manufacturing and Resources; Technology and Communications–and strengthened by functional depth across AI advisory and technology strategy; supply chain and operations; finance transformation; people and change; sales, marketing and customer experience; and sustainability. It reflects a fundamental shift in client demand, from siloed services to integrated transformation with clear, end-to-end accountability.

At its core are Wipro's four Global Business Lines (GBLs)–Consulting, Technology Services, Engineering, and Business Process Services–and two business units: our AI-Native Business & Platforms Unit and Capco.

Strategic Market Units bring market proximity and client relevance, while the Global Business Lines and business units provide depth, specialization, and execution scale.

Operating Model

Industry Sectors Organized by Regions
The four Strategic Market Units (SMUs) are the primary axis for our go-to-market.

Horizontals Organized by Capabilities
The four Global Business Lines (GBLs) focus on solutions, capabilities, and delivery.


Americas 1
Americas 2
Europe
APMEA
Consulting
Technology Services
Engineering
Business Process Services
AI-Native Business & Platforms Unit
Capco

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08 CORPORATE OVERVIEW

09

Wipro Consulting

Wipro Consulting partners with clients to help them imagine, design, and realize their future. We work to deliver strategic and transformation services by engaging deeply with the full C-suite, connecting strategy to execution to drive measurable business outcomes. Our end-to-end capabilities are designed to address our clients' most pressing priorities, enable cross-functional transformation, and ensure outcomes are aligned to enterprise objectives.

We help clients tackle their most complex challenges by combining deep industry insight, functional expertise, and the power of technology. Our consulting-led, AI-powered approach leverages Wipro's platforms and solutions to drive intelligent transformation. Supported by a strong ecosystem of technology partners, we help clients unlock efficiency, build competitive advantage, and navigate disruption with confidence.



Wipro Domain and Consulting

Domain and Consulting brings our deep industry focus and product/platform expertise to provide end-to-end business transformation acceleration—from insights to results—and helps shape next-generation operating models. We are a preferred transformation partner of Forbes Global 2000 companies across industries.

Capco

Capco, one of Wipro's two business units, is a technology and management consultancy specializing in driving digital transformation initiatives by combining innovative thinking with unrivaled industry knowledge to deliver end-to-end data-driven solutions and fast-track digital initiatives for banking and payments, capital markets, wealth and asset management, insurance, and the energy sector. It offers a range of consulting services, including strategy, risk, regulatory and compliance, and change management.

Aggne

Aggne is a leading consulting and managed services company serving the insurance and Insurtech industries. Its unique capabilities significantly strengthen our value proposition in a fast-growing part of the insurance sector.

We serve clients across BFSI; Consumer; Health; EMR; and Technology and Communications bringing deep functional expertise across Supply Chain and Operations, Finance, People and Change, Sales, Marketing and Customer Experience (CX), AI Advisory and Technology Strategy, and Sustainability.

Industry Expertise

Banking, Financial Services, and Insurance
Strengthen risk and compliance, accelerate digital banking and wealth innovation, and enhance customer experience to build financial resilience.

Consumer
Elevate omnichannel experiences, drive pricing intelligence, and optimize demand forecasting to fuel growth and loyalty.

Health
Enable predictive healthcare, accelerate R&D, improve operational efficiency, and advance patient centric models.

Energy, Manufacturing, and Resources
Modernize grids, advance Industry 4.0, optimize asset performance, and enable sustainable operations across the value chain.

Technology and Communications
Accelerate 5G adoption, modernize digital infrastructure, and transform network operations—powered by AI for the next era of connectivity.

Beyond industry expertise, our deep functional capabilities help ensure transformation delivers lasting impact to both the top and bottom line.

AI Advisory and Technology Strategy
Shape AI-first, future-ready technology roadmaps aligned to business strategy.

Supply Chain and Operations
Build resilient, agile supply chains and intelligent procurement capabilities end-to-end.

Finance Transformation
Increase transparency, strengthen performance analytics, and enable sustainable profitability.

People and Change
Enable workforce adaptability, future skills, leadership development, and culture transformation for a future-ready organization.

Sales, Marketing, and Customer Experience
Redefine pricing, elevate customer engagement, and accelerate revenue growth.

Sustainability
Embed ESG into core business strategy to drive long-term resilience and stakeholder value.

SPOTLIGHT

Telecommunications Company
Delivered significant reduction in O2C cost and unlocked substantial annual working capital through end-to-end digital transformation

Petrochemical Company
Achieved substantial operating margin improvement over three years through AI driven S&OP transformation

Global Telco Startup
Enabled a global satellite-powered connectivity ecosystem through digital product strategy and service design

U.S. Auto Finance Captive
Transformed loan originations with a modern platform, improving automation, CX, and speed to market

Wipro has launched a Consulting-led, AI-powered operating model bringing end-to-end accountability across four functional areas:

- People & Change
- Supply Chain & Operations
- Finance Transformation and Sales
- Marketing & Customer Experience (CX)

Know more

WIPRO INTEGRATED ANNUAL REPORT 2025-26

10 CORPORATE OVERVIEW 11

Technology Services

Our Technology Services GBL delivers cutting-edge cloud-enabled and industry-specific technology solutions to our clients. We offer clients forward-looking, AI-powered solutions for large-scale enterprise transformation by bringing together intelligence insights, enterprise data and applications platforms, digital operations, cybersecurity, and design and experience services.



This GBL strengthens the sales-to-delivery continuum through an integrated service line go-to-market and delivery model, enabling clients to harness the full potential of technology and accelerate transformation at scale. It includes:

- **Cloud, Infrastructure, and Security Services (CISS)**
- **Industry Cloud & Digital (IC&D)**
- **Enterprise Applications (EA)**
- **Data, Analytics, and Artificial Intelligence (DAAI)**
- **Designit**

Cloud, Infrastructure, and Security Services (CISS)

As a security-first digital transformation, Wipro CISS brings together integrated Cloud, Infrastructure, Network, Digital Workplace, and Cybersecurity capabilities, through our consulting-led AI-powered approach powered by Wipro Intelligence™ to deliver secure growth, resilience, and superior experiences. We enable organizations to design, build, and operate resilient, digital foundations anchored in AI transformation, trust, and safety. Organizations partner with us to deliver security-first, AI-powered digital transformations at scale—that enable resilient, future-ready enterprises.

Industry Cloud & Digital (IC&D)

IC&D partners with organizations to integrate strategy, design, and technology, providing digital transformation services. IC&D offers a range of services, including enterprise transformation, application modernization, quality engineering, testing, and cloud-native platform services using AI and industry expertise to assist clients throughout their cloud journey. Together with our extensive partner and hyperscaler ecosystem, we can simplify, orchestrate and accelerate the cloud journey for our clients to help them thrive.

Enterprise Applications (EA)

Our EA team guides enterprises on their journey towards application modernization and experience transformation by providing innovative AI, cloud solutions, and architecture strategies, and executing these strategies through the expertise of our enterprise partners, such as SAP, Oracle, Salesforce, ServiceNow, and MS Dynamics.

Data, Analytics, and Artificial Intelligence (DAAI)

DAAI helps clients in their business transformation and generates higher value by infusing data and AI across the value chain. We work with clients to get their data and process ready for the future by formulating the data to decisions strategy and using business analytics and data economics.

These benefits are accelerated by industry and persona-centric ready-to-deploy solutions that are powered by responsible AI.

Designit

Designit provides end-to-end experience transformation solutions that better connect brands, organizations, and businesses to their end users through a global team of designers, strategists, marketers, and creatives.

We partner with clients across four key lenses of experience—product, customer, employee, and marketing—to design unified, human-centered solutions that drive lasting impact.

SPOTLIGHT

U.S. Medicare Advantage Insurer

Reduction in prior authorization processing time from **days** to **minutes** through Wipro's Agentic AI powered solution.

Energy Services Company

90%

Reduction in contract processing time, powered by AI, leading to significant cost savings

Global Leader in Electrification and Automation

50%

Cost reduction through a cloud-based workplace transformation for 105K+ employees

Non-profit CSR Organization of a Pharmaceutical Company

24.5%

Reduction in stroke-related hospitalizations through an AI-powered cardio health simulator



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12 CORPORATE OVERVIEW 13

Wipro Engineering

Wipro Engineering aims to empower clients to innovate at scale, build differentiated products and platforms, and deliver value across the full product and platform lifecycle through our consulting-led and AI-powered engineering approach. Our capabilities span foundational technologies shaping global industries today, including AI, connectivity and 5G, semiconductor and system engineering, cloud platforms, and intelligent manufacturing.



Our engineering approach emphasizes measurable outcomes and deployed solutions, combining consulting-led problem definition with AI-powered execution to deliver tangible results to clients. This ecosystem spans a wide portfolio that includes a strategic product design capability, a global semiconductor and systems engineering organization, and world-class testing and validation laboratories. Our sector-focused consultants, engineers, and product designers work collaboratively across multiple stages of the product lifecycle—from strategy and architecture through design, development, validation, deployment, and lifecycle management.

Wipro Engineering operates through the following practices:

VLSI and System Design

Designs and engineers custom silicon and hardware systems for advanced computing and digitally connected products. Capabilities include application-specific integrated circuits, system-on-chip design, pre- and post-silicon validation, embedded software, and advanced interconnect technologies, supporting semiconductor companies and product manufacturers across automotive, industrial, communications, and emerging technology segments.

Mobility Engineering & Product Testing

Enables development and validation of intelligent, connected, and mobile products. This practice provides embedded and platform software engineering, AI-driven mobile solutions, and comprehensive product testing, certification, and compliance services, supporting faster time to market and regulatory readiness across devices and platforms.

Connectivity

Enables innovations across wireless, 5G, and enterprise connectivity ecosystems. This practice delivers consulting-led engineering services for 5G infrastructure, open radio access network integration, network disaggregation, edge and Telco cloud platforms, network automation, software integration, and device and network certification and testing.

Cloud Products and Platforms

Enables customers to design, build, and modernize cloud-native software products and platforms. Capabilities include product and platform engineering, cloud modernization, reliability and DevOps engineering, data engineering, and security, supporting scalable, multi-tenant, and high-performance SaaS and platform solutions across hybrid and multi-cloud environments.

Industry 4.0

Enables digital transformation of industrial products and operations through smart manufacturing solutions. This practice focuses on industrial IoT, robotics and physical automation, digital twins, predictive maintenance, sustainability, and integrated operational platforms, combining domain consulting with deep engineering execution across discrete and process industries.

Automotive Engineering

Supports automotive manufacturers and suppliers in the transition to next-generation mobility. This practice provides consulting-led engineering services across software-defined vehicles, electrification, connected vehicles, advanced driver assistance systems, infotainment platforms, and autonomous functions, leveraging AI-enabled platforms and partner ecosystems to accelerate innovation and product deployment.

Connected Services

During fiscal year 2026, Wipro expanded its digital ER&D capabilities through the acquisition of DTS, now operating as Connected Services within Wipro Engineering. The acquisition deepens Wipro Engineering's AI-powered engineering, digital transformation, and research and development excellence, strengthening its ability to deliver end-to-end engineering services that connect the physical and digital worlds.

SPOTLIGHT

30,000
Engineers

6,000+
Products engineered

35+
Years of experience

Driving Engineering Innovation Chip-to-Cloud



WIPRO INTEGRATED ANNUAL REPORT 2025-26

14 CORPORATE OVERVIEW 15

Business Process Services

Wipro's Business Process Services support global organizations in operating, transforming, and continuously improving core enterprise functions. Business Process Services are delivered as part of Wipro's consulting-led, AI-powered operating model, which combines advisory capabilities, AI-enabled solutions, and execution services to provide end-to-end accountability across enterprise functions.

Business Process Services leverage Wipro Intelligence™ to embed AI systematically across business processes. This approach supports intelligent automation, predictive insights, and continuous improvement aligned to defined business outcomes.



Customer Experience
Wipro's customer experience services support customer engagement, service, sales, and marketing operations. These services integrate front office operations with AI-enabled capabilities to improve speed, accuracy, and consistency across customer interactions, supporting customer experience and loyalty across channels.

Supply Chain Management
Wipro supports procurement and supply chain operations through supplier optimization, analytics, and operational execution. These services focus on improving efficiency, visibility, and cost management across end-to-end procurement and supply chain processes.

Talent Processes
Wipro's human resources services support talent acquisition, workforce management, employee development, and people engagement. These offerings enable clients to manage HR operations with agility, compliance, and operational consistency across the employee lifecycle.

Finance and Accounting
Wipro supports finance and accounting operations through services covering financial planning, reporting, risk management, and compliance. These offerings leverage automation and data-driven insights to improve financial transparency, operational efficiency, and decision-making.

Trust and Safety
Wipro's trust and safety services support organizations in maintaining platform integrity and managing digital risk.

Services include content moderation, compliance review, policy advisory, fraud and payment risk management, and investigations.

Industry Offerings
Wipro provides industry-specific process services to sectors including banking and financial services, insurance, healthcare, manufacturing, consumer and media, energy, communications, and technology. These offerings are tailored to address industry-specific operational requirements and regulatory considerations.



SPOTLIGHT

European Telecom Equipment Company
€231 mn
Working capital optimized through AI-led automation transformation

Leading U.S. Telecom Provider
$127 mn
Early revenue realization and **38% cycle time reduction** through process re-engineering and automation

U.S. Healthcare Payer
$40 mn
Annual cost reduction
70%
Efficiency improvement through AI-driven provider data digitization

Consumer Health Company
1.5x
Faster processing and **70% touchless operations** through agentic AI-led invoice automation

WIPRO INTEGRATED ANNUAL REPORT 2025-26

16 CORPORATE OVERVIEW 17

AI-Native Business & Platforms Unit

We have launched a dedicated AI-Native Business & Platforms Unit in April 2026. This unit positions us to build and scale AI-led platforms and incubate new AI-led businesses, enabling Wipro to deliver tangible value to clients and drive stronger business outcomes. With this, Wipro is among the first to establish a dedicated AI-Native unit.

1. The Unit will build and scale AI-Native Businesses & Platforms:
    a. Modernize & scale existing platforms.
    b. Create new AI-Native businesses in high-potential, high-confidence areas.
2. Scale enterprise-grade agentic AI and strengthen outcome-based value delivery for clients.
3. Own product management, engineering, and forward deployed engineering (FDE) capabilities for AI-Native platforms.
4. Enable greater non-linearity in revenue growth, positioning Wipro for differentiated and sustained growth.

The unit will prioritize near-term opportunities where Wipro can leverage existing assets and deep domain expertise to enable faster monetization and establish market credibility:

1. Industry platform areas: Banking & Capital Markets (Mortgage), Healthcare (Medicare, Medicaid), Aviation (Cargo management, flight & crew operations), and Telecom (network ops & assurance).
2. An Agentic Operating System powered by WINGS (Run & Operate) and WEGA (Build / Agentic SDLC), Agentic Marketplaces, Agentic Commerce.
3. Functional & process platforms e.g., Horizontal platforms across shared services (Employee experience), Responsible AI & Legal Tech.

How the unit drives scale & impact:

1. Strengthens Wipro's ability to deliver measurable value and drive stronger business outcomes for our clients.
2. It enables us to build and scale AI led platforms faster than ever before, focusing on new growth opportunities and unlocking new avenues for innovation.
3. By deepening our expertise across data, workflows, decision engines, and infrastructure, we are poised to lead in the era of intelligent transformation.
4. Supported by forward deployed engineering teams, the unit helps clients realize value rapidly turning intelligence into impact at scale.

The AI-Native Business & Platforms Unit will Build to create impact, Invest to lead, Partner to expand, and Leverage to multiply.

1. **Build**
    a. Build and modernize Wipro's organic platform portfolio and services offerings.
    b. Develop Small Language Models (SLMs) for vertical industries and horizontal platforms across areas such as Security and Cloud.
2. **Invest**
    a. Inorganic plays, such as bolt-ons to organic platforms, to enable a services-as-software model.
    b. Invest early through the Wipro Ventures ecosystem.
3. **Partner**
    a. Startups (Wipro Ventures), Academia, Research Organizations
    b. Customer R&D labs and units, Co-innovation with Technology partners
4. **Leverage Wipro Group's ecosystem advantage**

CAPCO
a wipro company

Expert-led.
AI-infused.
Impact-focused.

Capco, a Wipro company, is a global management and technology consultancy specializing in the financial services and energy industries.

For nearly three decades, clients have trusted Capco to lead complex, end-to-end transformation in some of the world's most regulated and scrutinized sectors.

Capco was built on a clear vision: to do something different by combining deep industry expertise, strong consulting fundamentals, real innovation and a relentless focus on client impact.

- **Expert-led.**
  We lead with industry depth and sharp judgment, helping clients navigate the moments that matter most with confidence.
- **AI-infused.**
  We embed process, technology, data and AI into how we shape, build and deliver value. AI is not an add-on–it is a core part of how we work and how we help clients move faster.
- **Impact-focused.**
  We relentlessly focus on measurable outcomes and lasting value, delivering impact for our clients when the stakes are highest.

Consulting is being redefined.
We don't just adapt to change–we shape it.

This is The Expert Advantage.

Our Expertise

- Banking and Payments
- Capital Markets
- Energy
- Insurance
- Wealth and Asset Management

Together, the four GBLs and two business units enable Wipro to operate as an integrated and trusted enterprise transformation partner to our global clients, empowering them to lead in their industries.

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18 CORPORATE OVERVIEW

19

AI-powered.

We embed intelligence into the core of enterprise transformation.

Our consulting-led approach begins with understanding the client's challenges, constraints, choices, and priorities. From there, transformation is shaped with intent and clarity on where value will be created. AI becomes most effective in that setting. Not as a starting point, but as a force that strengthens enterprise transformation.

Across industries, AI has increasingly become central to how enterprises operate. It is changing how decisions are taken, how processes are run, and how value is delivered. Yet the outcomes remain uneven. Most organizations have moved beyond pilots. Far fewer have embedded AI in a way that consistently improves performance.

The gap is not in access to AI. It is in applying it with clarity, integrating it into existing systems and processes, and scaling it with the right controls. Many initiatives remain fragmented. Value is often uneven. Governance, data readiness, and workforce alignment continue to lag behind ambition. This is where our approach is deliberate. We ground AI in the realities of business execution. We focus on where it delivers measurable outcomes.

At Wipro, that discipline is captured in a simple principle: **proof over promise.**

wipro intelligence™

proof over promise.

AI platforms | AI solutions | wipro innovation network

Wipro Intelligence™ is our unified suite of AI-powered platforms, solutions, and transformative offerings, designed to help enterprises scale with confidence and lead in an AI-first world.

Wipro's journey in AI reflects the way the market itself has evolved. We began with Wipro HOLMES™ in 2015, at a time when enterprises were exploring how AI, machine learning, and automation could improve efficiency and decision-making. As adoption expanded, we introduced Wipro ai360 in 2023, bringing together our capabilities and partner ecosystem to embed AI more broadly across the enterprise. Today, the market has moved further. The focus is no longer on embedding AI but on scaling it with clarity—aligning it to business priorities, integrating it into core systems and processes, and governing it with discipline.

Launched in October 2025, Wipro Intelligence™ is built for the AI era.

It brings together our AI capabilities into a unified suite focused on delivering measurable business outcomes.

AI platforms

AI platforms provide the underlying foundation. They are designed to embed intelligence, reshape how work is executed, and reimagine operating models to be both human-centric and AI-powered.

These include industry platforms built around specific sectors including mortgage, aviation, and healthcare—bringing domain depth to address industry-specific challenges.



Mortgage
(NetOxygen)



Healthcare
(ACA, Medicare, Medicaid)



Aviation
(TOPS, CROAMIS)

Alongside these are our delivery platforms:

WINGS
AI-powered delivery platform for operations.

WEGA
AI-powered delivery platform to build solutions at scale.

AI solutions

AI solutions, powered by Wipro Intelligence™, address highly specific industry challenges and are tailored to each client's unique requirements.

Industry solutions address sector-specific priorities across financial services, healthcare, energy, manufacturing, and communications.

- Banking, Financial Services & Insurance: **WealthAI**
- Health: **PayerAI, Life Sciences Services**
- Energy, Manufacturing & Resources: **AutoCortex, Industrial AssetsAI, Energy UpstreamAI**
- Tech & Communications: **Telco Autonomous Network Operations, Telco Enterprise AI, Turnkey ASIC**

Cross-industry solutions support enterprise-wide needs such as modernization, security, and operating model transformation.

- **Modernize AI**
- **Secure AI: Cybershield™, CyberTransform™**
- **Fusion GCC**

Functional solutions apply AI within core business functions, including finance, human resources, legal, and compliance.

- Legal & Compliance AI: **Review & Risk**
- Human Resources AI: **WiNow**
- Finance AI: **ForecastAI**

wipro INTEGRATED ANNUAL REPORT 2025-26

20 CORPORATE OVERVIEW 21

wipro innovation network

The Wipro Innovation Network, part of the Wipro Intelligence™ suite, is our global ecosystem of labs, partners, startups, academia, and deep tech talent to identify, incubate and co create.

With a strategic focus on five frontier technology themes, i.e. Fully autonomous agentic AI, Distributed ledger technology, Embodied AI, Quantum computing and Space tech, this collaborative network accelerates client-centric innovation to unlock business value and drive sustainable growth.

Innovation Labs

Immersive, collaborative spaces designed to enable client-centric co-innovation to solve real-world business challenges using frontier technologies. These state-of-the-art labs provide hands-on, experience-led engagement through structured, immersive workshops. Clients engage with our experts to explore cutting-edge industry solutions and identify and co-create high-impact, high-priority use cases.

To Know more: wipro.com/innovation

Partner Labs

A state-of-the-art joint innovation and customer experience ecosystem co-invested by Wipro and its strategic partners across hyperscalers, AI-native partners, infrastructure, enterprise applications, data, and engineering. The initiative marks a pivotal shift in Wipro's ecosystems and partnerships strategy—moving decisively toward consulting-led, AI-powered collaboration that brings together partners' technology strengths with Wipro's market reach and domain expertise to build and scale world-class industry and cross-industry solutions.

Partner Labs Ecosystem

aws, Adobe, cisco, databricks, Google Cloud, IBM, informatica, intel, Microsoft, NVIDIA, ORACLE, SAP, salesforce, servicenow, snowflake, vmware

...and more.

For the full list of partners and for more information: wipro.com/partner-ecosystem



As of May 2026, our labs cover 10 locations across key global markets including the United States, the United Kingdom, Australia, the United Arab Emirates (UAE), South Korea, and India.

AI Ecosystem

Gemini

Deep-tier integrations with Google Cloud via Gemini Enterprise models and targeted Gemini Experience Zones.

NVIDIA

Established an NVIDIA-powered AI-DC (Artificial Intelligence Data Center) solution for high-density, enterprise-scale AI processing.

harness

Global collaborative agreement with Harness for an AI-Native Software Delivery Platform.

ANTHROPIC

Launched an Applied AI Center of Excellence (CoE) for Claude models, powered by Anthropic, to accelerate enterprise AI impact.

Copilot

Wipro has been recognized as an organization that is redesigning work around human-agent teams through large-scale deployment and leverage of Microsoft Copilot Studio.

FACTORY

Global collaborative agreement with Factory.ai for agent-native development, with an aim to move engineering teams from experimental setups to production-scale AI with Autonomous Software Engineering Agents.

servicenow

Expanded strategic alliance with ServiceNow to embed autonomous agentic AI workflows across key business functions, with integration frameworks and operational footprints spanning IT services, HR, procurement, and cybersecurity operations.

OpenAI

Strengthened collaboration with OpenAI to accelerate AI-led transformation and deliver scalable AI solutions for financial services and energy sectors.

Our AI ecosystem continues to grow including partnership with:

aaru, Devin, poolside, Palantir, WRITER

WIPRO INTEGRATED ANNUAL REPORT 2025-26

22 CORPORATE OVERVIEW
23

wipro ventures

The corporate investment arm of Wipro that invests in early-to-mid-stage enterprise software startups that are aligned to Wipro's strategic priorities and at the forefront of technological innovation, allowing us to deliver differentiated value to clients. These investments are focused on GenAI/AI, Cybersecurity and Data Security, App Modernization, Data Analytics, DevOps and Test Automation, and Vertical SaaS. Wipro Ventures bolsters the Wipro Innovation Network with a portfolio of dynamic startups that help deliver value to our clients through co-innovation.

$500 mn Funds to invest through Wipro Ventures	40+ Total investments	25+ Companies in active portfolio
750+ Startup solutions	280+ Global clients in 10 years	16 Successful portfolio exits

Investments in AI

Arcee, avaamo, Ema, LILT, Kognitos, Skan AI, Pay-i, FACTORY

Investments in Cybersecurity

CYCOGNITO, MMUTA, Riscosity, LINEAJE, securonix, Simbian, Tuskira, VECTRA

For the full list and to know more visit: wipro.com/ventures topcoder

Topcoder is an open innovation and talent platform with a global community of over two million developers and technologists worldwide, accelerating innovation through crowdsourced exponential engineers to build digital solutions—improving time to market, ensuring quality, and driving scale and efficiency. From ideation through the entire development lifecycle, Topcoder's deep technical expertise and outcome-based crowdsourcing model enable clients to access specialized global talent across AI, data science, software development, UX design, and quality assurance. Through Topcoder, we leverage the wisdom of the crowd to rapidly solve complex problems, validate ideas, and deliver differentiated solutions.

Deep Tech Talent

Our deep tech talent applies frontier technologies to solve complex challenges and unlock next-generation opportunities for clients and partners. This includes Distinguished Members of Technical Staff (DMTS)—Wipro's flagship community of top technology talent driving deep tech innovation and enterprise transformation. The Wipro Innovation Network continues to invest in building 'Exponential Engineers' to leverage AI for accelerating software development cycles and enabling faster, scalable innovation.

Academia and Research

We deepen our innovation ecosystem through research collaborations with leading global universities and research institutions to accelerate frontier technology innovation. Wipro currently collaborates with institutions such as the Indian Institute of Science (IISc) in Bengaluru, Massachusetts Institute of Technology (MIT) in Boston, and the Indian Institute of Technology (IIT) in Delhi, advancing joint research and co-creating high-impact solutions for enterprise-ready outcomes.

IISc | IIT Delhi | MIT

WIPRO INTEGRATED ANNUAL REPORT 2025-26

24 CORPORATE OVERVIEW

Industry-focused.

We bring domain depth to the problems that matter most.

Technology on its own does not solve for regulatory complexity, margin pressure, operating risk, supply chain volatility, or changing customer expectations. Those issues play out differently in every sector. A bank, a healthcare enterprise, and a manufacturer may all invest in modernization, but the business questions are not the same. The answer cannot be the same either. That is why Wipro is industry-focused by design.

We concentrate on five sectors where we have depth, relevance, and the ability to lead at scale: **Banking, Financial Services and Insurance; Consumer; Health; Energy, Manufacturing and Resources; and Technology and Communications**.

This focused approach empowers us to build stronger positions across clientele, expand at a greater scale, and direct investment to areas where capability and demand are most aligned. It also strengthens how we originate work, moving our role upstream from execution alone to shaping larger transformation agendas with clients and partners.

Our consulting-led approach ensures that transformation begins with the right business problem, framed in the context of the industry.

Our AI-powered capabilities ensure solutions can be applied at scale, with speed and discipline. Together, they allow us to deliver outcomes that are grounded in how each industry actually operates.

This is how we build relevance over time, not by applying a common model across industries, but by understanding where each industry is changing, what that change demands, and how to execute with clarity. It reflects how we choose to grow, where we choose to invest, and how we create differentiated value for clients across industries that shape the world.

Presence across Sectors

- Banking, Financial Services and Insurance (BFSI)
- Consumer
- Health
- Energy, Manufacturing and Resources (EMR)
- Technology and Communications

WIPRO INTEGRATED ANNUAL REPORT 2025-26

25



Banking, Financial Services and Insurance (BFSI)

Key Industries

- Banking and Financial Services
- Securities and Capital Markets
- Insurance

270+
Customers

Including
9 of the Top 10



Consumer

Key Industries

- Retail and Consumer Products & Goods (CPG)
- Professional Services
- Travel, Transportation and Hospitality
- Media and Entertainment

250+
Customers

Including
9 of the Top 10



Health

Key Industries

- Healthcare (Payers, Providers, Health Tech)
- Lifesciences (Pharma, BioTech)
- Medical Devices

190+
Customers

Including
9 of the Top 10



Energy, Manufacturing and Resources (EMR)

Key Industries

- Energy and Utilities
- Manufacturing (Automotive, Industrial, Process)
- Natural Resources
- Engineering, Construction and Operations

300+
Customers

Including
8 of the Top 10



Technology and Communications

Key Industries

- Semiconductor and Computing; Storage and Peripherals
- Software Products and Consumer Electronics
- Network and Edge Providers
- Communication Service Providers

150+
Customers

Including
9 of the Top 10

Note: Top 10 is as per Forbes G2000 list for the respective sectors based on core markets we operate in.

26 CORPORATE OVERVIEW

Client-centric.

We align every engagement to measurable business outcomes.

Wipro's operating model is built around the client. Our operating model runs through four Strategic Market Units–Americas 1, Americas 2, Europe, and APMEA–each responsible for client relationships, sector relevance, and growth within their markets.

This is the primary axis of how we operate.

- Consulting
- Technology Services
- Engineering
- Business Process Services

The ***AI-Native Business & Platforms Unit,*** and ***Capco*** are all organized to serve the clients through this structure.

The depth of our client relationships reflects how this works in practice. Across our priority sectors, we serve many of the world's largest enterprises with engagements that have expanded over years, across functions, geographies, and business lines. That expansion is earned through disciplined execution.



We start with the client's business reality. We stay through delivery. We measure ourselves by what changes in the client's business.

Read our client success stories on **page 27**

WIPRO INTEGRATED ANNUAL REPORT 2025-26

27

Client Stories

TruStage

Wipro Enters Into a Deal with TruStage® to Transform its Retirement Services Business

Wipro entered a multi-year contract for business and technology modernization for TruStage's retirement services business. As part of this engagement, Wipro will transform TruStage's core retirement services operations and technology stack through an integrated approach that delivers seamless digital experiences, business agility, and increased efficiencies. Led by Wipro's Consulting team, Wipro will build a long-term strategic innovation roadmap to enable a future-forward retirement services business. Leveraging Wipro Intelligence™ and deep domain expertise, Wipro will deliver an integrated transformation program and establish a global operating model to manage TruStage's broader vendor ecosystem.

"Retirement planning is crucial to the middle market consumers we serve. Many individuals and families in the middle market face unique challenges when it comes to preparing for their financial futures, and it's our mission to ensure everyone has access to the tools and services they need to achieve long-term financial security. Our work with Wipro marks a significant step forward in that mission, as we modernize our retirement business, streamline our operations, and enhance the customer experience for those who have traditionally been underserved by the industry."

Chris Copeland
Chief Business Officer, TruStage

FABER GROUP | CARRYING IMPACT

Wipro Partners with Faber Group to Drive AI-led Transformation and Build Unified Digital Core

Faber Group, a leading Europe-based family-owned business in circular load-carrier solutions and services, selected Wipro as its strategic partner for a multi-year IT outsourcing and digital transformation program aimed at reimagining its operations and technology landscape. Drawing on Wipro's consulting-led expertise in operating model design, process standardization, and technology modernization, the engagement is enabling a structured transition to a unified, future-ready digital core. Through the integration of operations, data modernization, and end-to-end IT outsourcing, the program will enhance business agility, improve decision intelligence, and drive sustainable and efficient operations.

"Our partnership with Wipro is an important step in Faber's journey to become a more sustainable, agile, and digitally enabled organization. Wipro's consulting-led expertise in data and AI and integrated IT services is helping us modernize operations, build a unified digital core, and strengthen efficiency, decision-making, and long-term growth."

Ingrid Faber
CEO, Faber Group

28 CORPORATE OVERVIEW 29

FULLBEAUTY BRANDS

Wipro to Drive AI-led Transformation for FullBeauty Brands

Wipro has signed a multi-year strategic engagement with FullBeauty Brands (FBB), a U.S.-based specialty fashion retailer, to support the modernization of key business and IT operations and help drive operational efficiencies. As a strategic technology and operations partner, Wipro will leverage its capabilities, including Wipro Intelligence™, its suite of AI-enabled platforms and solutions, where appropriate, to support FBB's applications, infrastructure, cybersecurity, and selected business processes. The engagement is focused on enhancing operational effectiveness, improving service delivery, and supporting a seamless experience for customers and employees across channels.

"The engagement with Wipro is a key step in our transformation journey and will lay the foundation for a more agile, AI-infused enterprise. Wipro's AI-led approach and deep domain expertise will help us drive operational agility, accelerate innovation, and unlock new growth opportunities."

Nicole Dombrowski
SVP & Chief Human Resources Officer, FullBeauty Brands

Wipro Powers Odido's AI-enabled IT Modernization to Enhance Customer Experience and Operational Efficiency

Wipro was selected by Odido Netherlands to lead a multi-year, AI-enabled modernization of its digital and enterprise IT landscape. The engagement focuses on simplifying and automating IT operations, improving service reliability, and elevating customer experience across Odido's consumer and enterprise businesses. Powered by Wipro Intelligence™ platforms, including WEGA and WINGS, and supported by a design-led delivery model, the transformation will enable Odido to accelerate time to market, improve productivity, and continuously reinvest efficiency gains into new digital initiatives, building a scalable, future-ready IT ecosystem.

"At Odido, our goal is to make technology more human. Everything we do is driven by a human-centric approach. This applies not only to our network services and product innovations, but also to our processes, operations, and IT infrastructure. Our collaboration with Wipro supports this ambition and enables us to take the customer experience to the next level."

Robert Purdy
Chief IT Officer, Odido Netherlands

PGP GLASS

Wipro Collaborates with PGP Glass to Strengthen Manufacturing Operations Through Digital Transformation

Wipro was chosen by PGP Glass to transform its IT landscape and support uninterrupted production across geographies. By implementing an integrated approach spanning infrastructure, cloud, and application services, Wipro enabled near 100% production uptime while optimizing costs and improving operational efficiency. The engagement helped stabilize critical systems, enhance governance through real-time monitoring, and establish a scalable, future-ready IT backbone. This collaboration strengthened operational resilience and positioned PGP Glass for sustained scalable growth.

"Wipro has been instrumental in strengthening our global IT operations, enabling stability, efficiency, and cost control through structured delivery and technical expertise. We value their consistent, clear approach to IT operations and look forward to building on this momentum."

Ravindra Pratapsingh Rawat
Global Head – IT Infra & Cybersecurity, PGP Glass

ABB

ABB Signs Multi-year Deal with Wipro for Agentic AI-powered Workplace Services

ABB Group, a global leader in electrification and automation, has signed a multi-year renewal to modernize its digital workplace and accelerate its shift to an AI-led service model. Wipro will deliver Agentic AI-powered workplace services across service desk, employee services, and supply chain operations. The program will introduce an AI-first, self-resolving service desk featuring smart causal analysis, multilingual voice and chat translation, and forecasting for proactive device management. These capabilities will streamline and elevate user experience. They will also drive measurable productivity improvements and support the client's sustainability goals through efficient and responsible device management.

"ABB continues to simplify and modernize its IT landscape to support its business and sustainability objectives. Wipro's deep domain expertise, global delivery footprint, and focus on innovation make them a key partner in enabling a consistent and high-quality digital workplace experience for our employees worldwide."

Alec Jounnau
CIO, ABB

"As ABB operates globally with a highly diverse workforce, the reliability, security, and user experience of our digital workplace are critical. Wipro's ability to deliver standardized services while remaining responsive to local needs will help us drive higher productivity, improve employee satisfaction, and support our long-term digital and sustainability ambitions."

Ana Jauregui
Head of Consumer Experience, ABB

WIPRO INTEGRATED ANNUAL REPORT 2025-26

30 CORPORATE OVERVIEW 31 Growth Decline $10.5 bn L11 344 Purpose-driven CC: Constant Currency IT Services Revenue Dividend Per Share Registered trademarks * Women employee % includes (-)1.6% YoY CC employees of Harman DTS acquisition closed, effective 1 December, 2025 87.8% 2,537 17.2% Payout as a % of Persons with Disabilities IT Services Net Income for 3-year (based on voluntary We ensure that progress in business and society self-declaration) Operating Margin block ending FY26 is responsible, inclusive, and sustainable. 0.2% YoY 242,156 600+ Wipro Cares bn Total employees volunteering activities L132.0 Net income Wipro was founded on a belief that business and operations, the standards around its use become 0.5% YoY 37.6% 42,000+ society advance together. For over eighty years, inseparable from the value it creates. Governance, ethics, Women employees* Employees made this belief has guided how we operate, shaping integrity, transparency, and accountability are built into how monetary contributions our role as a global consulting-led and AI-powered we deliver through Wipro Intelligence™. Progress in business 112.6% technology partner. must be progress that can be trusted. 175 Operating Cash Flow by 180+ It applies equally to our people. Our culture, rooted in the Net Income Nationalities in the Spirit of Wipro and the Five Habits, holds integrity and ethics workforce Partners engaged in to the highest standard. Continuous investment in skills, community initiatives 66% inclusion, and leadership development ensures that as the $7.8 bn enterprise grows, its people grow with it. of our economic interest is pledged towards AAA Large deal TCV 186,653 tCO e philanthropy through the Azim Premji Foundation. And it extends to how we manage our operations. 94% of 2 45.4% YoY CC Rating by ICRA our energy comes from renewable sources. We treat all our Total GHG emissions wastewater, and treated and reused wastewater forms 34% In addition, Wipro Foundation, Wipro’s Corporate of our total water consumption across owned facilities. 98% Social Responsibility arm, works with partners across of waste is recycled. Progress in business must be progress $16.4 bn L4,499 mn 80.64 India through long-term engagements in education, the environment can sustain. R&D expenses Energy Performance Total bookings TCV ecology, healthcare, disaster response, community Index (kWh units per development, and urban systems. 14.0% YoY CC 26 Review sqm per annum) - L2,274 mn 2025 Through Wipro Cares, the employee engagement platform of Wipro Foundation, and initiatives CSR spend 92% such as the Spirit of Wipro Run, our employees L12.6 REPORT This is what purpose means at Wipro. Business in engage with communities across more than performance and societal responsibility reinforce Earnings Per Share Reduction in Scope 1 twenty countries, contributing time and effort while 0.3% YoY and Scope 2 emissions each other. How we build and govern technology, 1,233 ANNUAL strengthening a culture of responsible citizenship and (from FY17 baseline) social engagement. nurture people, work with communities, and Active customers manage our footprint are all expressions of the This commitment to responsibility and accountability same commitment. 187. L 64 0.78 INTEGRATED extends to how we build and deploy technology. Per Share Price 1,907 Tons CO e emitted As AI becomes more embedded in enterprise 2 WIPRO Year (-)28.5% YoY Patents granted to date per person

32
CORPORATE OVERVIEW
33

Awards and Recognitions

Founder Chairman, Mr. Azim H. Premji,
named to the 2025 TIME100 Philanthropy list, honoring the world's 100 most influential leaders shaping the future of giving

Wipro ranked among
the top 10 Global AI Consulting firms by AI Magazine in 2025

Ranked 1st in Sustainability among India headquartered firms, in TIME's 2025 list of World's Most ***Sustainable Companies***

Placed in the Next Leader
Category in the Indian Corporate Governance assessment by IiAS

Won Gold award in The Stevie® Awards
for Great Employers 2025 in the Diversity & Inclusion category

Recognized as a Top Global Employer
with Silver Status in the Stonewall Global Workplace Equality Index 2025

EcoVadis Silver Medal
for sustainability performance (top 15% globally)

Wipro won ASQ (American Society for Quality) award
for Innovation Excellence

Recognized as "Top 10 Best Companies for Women in India"
by Avtar & Seramount in the Best Companies for Women in India (BCWI) study

DI-verse Disability Inclusion Certification (AIF) 2025
Recognized at Rashtrapati Bhavan for leadership in workplace accessibility and inclusion

Corporate Equality Index (CEI)
Recognized as one of the "Best Places to Work for LGBTQ+ Equality" since 2020

Recognized as a Gold Employee
India Workplace Equality Index (IWEI) from 2021-2025

Analyst Recognitions

Wipro was positioned as a

Horizon 3 – Market Leader in the HFS Horizons:

- Agentic Services, 2026 report
- Energy and Utilities Service Providers, 2025
- Life Sciences Service Providers, 2025 report
- Next-gen IT Infrastructure Services, 2026 report

Wipro mentioned as

A Leader in the 2025 Gartner®* Magic Quadrant™ for

- Outsourced Digital Workplace Services[1]
- Service Integration and Management Services[2]
- Data Center Outsourcing Services[3]
- Finance and Accounting Business Process Outsourcing[4]
- Public Cloud IT Transformation Services[5]

Wipro was positioned as a

Leader in ISG Provider Lens™

- Supply Chain Services 2025, Global (all quadrants)
- Healthcare Digital Services 2025, US (all quadrants)
- Digital Sustainability 2025, Global (all quadrants)
- Oil & Gas Industry Services and Solutions 2025, North America (all quadrants)

Wipro was positioned as a

Leader in Avasant's

- Digital Talent Capability 2025 RadarView™
- Banking Digital Services 2025 RadarView™
- Telecom Digital Services 2025 RadarView™

Wipro was positioned as a

Leader in Everest Group's in

- Software Product Engineering Services PEAK Matrix® Assessment 2026, Global
- Everest Group's Global Capability Center Transformation Capabilities in India – PEAK Matrix® Assessment 2025

Wipro was recognized as a

Leader in IDC MarketScape

- Worldwide Managed SASE Services 2025 Vendor Assessment (Doc# US53011425, Oct 2025)
- Worldwide Manufacturing Intelligence Transformation Strategic Consulting 2025 Vendor Assessment (Doc# US52988325, Nov 2025)

1 Gartner, "Magic Quadrant for Outsourced Digital Workplace Services", Karl Rosander, et al, 10 November 2025.
2 Gartner, "Magic Quadrant for Data Center Outsourcing Services", Biswajit Maity, et al, 3 November 2025.
3 Gartner, "Magic Quadrant for Service Integration and Management Services", Andrea Lanzavecchia, et al, 29 October 2025.
4 Gartner, "Magic Quadrant for Finance and Accounting Business Process Outsourcing", Jan Ambergen, et al, 14 April 2025.
5 Gartner, "Magic Quadrant for Public Cloud IT Transformation Services", Tobi Bet, et al, 4 August 2025.

*Gartner, "Magic Quadrant for Finance and Accounting Business Process Outsourcing", Jan Ambergen, et al, 14 April 2025. *Gartner, "Magic Quadrant for Public Cloud IT Transformation Services", Tobi Bet, et al, 4 August 2025. *Gartner, "Magic Quadrant for Service Integration and Management Services", Andrea Lanzavecchia, et al, 29 October 2025. *Gartner, "Magic Quadrant for Data Center Outsourcing Services", Biswajit Maity, et al, 3 November 2025. *Gartner, "Magic Quadrant for Outsourced Digital Workplace Services", Karl Rosander, et al, 10 November 2025.

GARTNER and MAGIC QUADRANT are trademarks of Gartner, Inc. and its affiliates. Gartner does not endorse any vendor, product, or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner's research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

The Gartner content described herein (the "Gartner Content") represents research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and is not a representation of fact. Gartner Content speaks as of its original publication date (and not as of the date of this press release, and the opinions expressed in the Gartner Content are subject to change without notice.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

34 CORPORATE OVERVIEW 35

Board of Directors

Board Demographics*



Board Age Profile
- 22% 35-55 years
- 56% 56-70 years
- 22% > 70 years

Board Gender Diversity
- 22% Female
- 78% Male

Board Nationality
- 56% Foreign Nationals
- 44% Indian

Board Composition

One Non-Executive, Non-Independent Director

Two Executive Directors

Six Independent Directors

*The metrics are based on Board members till March 31, 2026.

Governance Framework

Wipro's Corporate Governance philosophy is put into practice through four functional layers.

Governance

By Shareholders	By Board of Directors	By Committees of Board of Directors	By Management Process
		• Audit, Risk and Compliance Committee, which also acts as Risk Management Committee • Nomination and Remuneration Committee, which also acts as CSR Committee • Administrative, Shareholders'/Investors' Grievance Committee (Stakeholders' Relationship Committee)	• Risk Management • Spirit of Wipro • Code of Business Conduct • Compliance Framework • The Ombuds Process



Director	Designation	Committee memberships
1. Päivi Rekonen	Independent Director	M (Nomination and Remuneration Committee), M (Administrative and Shareholders/Investors Grievance Committee)
2. Tulsi Naidu	Independent Director	C (Nomination and Remuneration Committee), M (Audit, Risk and Compliance Committee)
3. Azim H. Premji	Founder Chairman	
4. Srinivas Pallia	Chief Executive Officer & Managing Director	
5. Laura Miller	Independent Director	
6. Rishad A. Premji	Executive Chairman	M (Administrative and Shareholders/Investors Grievance Committee)
7. N. S. Kannan	Independent Director	M (Audit, Risk and Compliance Committee)
8. Deepak M. Satwalekar	Lead Independent Director	C (Audit, Risk and Compliance Committee), C (Administrative and Shareholders/Investors Grievance Committee), M (Nomination and Remuneration Committee)

(C) Chairman (M) Member

- Administrative and Shareholders/Investors Grievance Committee (Stakeholders Relationship Committee)
- Nomination and Remuneration Committee (also acts as CSR Committee)
- Audit, Risk and Compliance Committee

Ms. Laura Miller was appointed as an Independent Director with effect from April 1, 2026.

Dr. Patrick J. Ennis and Mr. Patrick Dupuis ceased to be Independent Directors upon the completion of their tenure, effective March 31, 2026.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

36 LEADERSHIP INSIGHTS AND OUTLOOK 37

Chairman's Letter



Dear Stakeholders,

This year, Wipro turns 80.

Few companies remain relevant across multiple eras of technological change. Wipro's journey–from a company founded in 1945 to a global technology business serving clients across industries and continents–has been defined by one enduring ability: to evolve with the world around it.

I feel fortunate to be part of this journey and grateful for the trust and support you have placed in us.

The Year in Review

The industry remained cautious throughout the year. Clients prioritized efficiency, consolidation, and cost optimization as conversations shifted toward AI and modernization. In this environment, we maintained discipline.

Revenue declined 1.6% in constant currency to $10.5 billion. IT Services operating margin improved 0.2% YoY to 17.2%. Adjusted for labor code changes, net income increased 2.2% to $1.43 billion, and earnings per share rose 2.1% to ₹12.8 ($0.14). For FY26, we declared dividend of ₹11/share and with this, our payout ratio was 87.8% over the block of trailing three years. In addition, in April, the Board approved a ₹150 billion share buyback–our largest ever–reflecting our commitment to returning substantial operating cash flows to shareholders.

We continued to invest in AI capabilities, platforms, and talent to shape the next phase, while maintaining focus on margins and cash generation.

A Broader Shift

There is considerable debate about what AI means for technology services. Much of it frames AI as a threat to traditional delivery models dependent on human effort and linear scaling. We see the shift differently.

AI is not simply redistributing enterprise technology spend; it is expanding it. Enterprises are investing heavily in data, cloud, cybersecurity, governance, and modernization, while new categories of demand are emerging, from AI advisory and model engineering to AI safety and agentic systems.

Enterprise environments, however, remain complex and fragmented. Scaling AI will therefore be a journey, requiring reimagined processes, continuous refinement, and change management at scale — reinforcing the need for trusted partners and a phased path to adoption.

The economics of delivery are also evolving. Growth in technology services has historically tracked workforce expansion. AI is shifting that model toward platform-driven scaling, intelligent automation, and systems that compress timelines–with new commercial models emerging.

We see this in client engagements. For a large US bank, we deployed generative AI to modernize legacy applications, reducing migration effort and accelerating prototyping. At a global healthcare company, our AI agents processed large invoice volumes, achieved high levels of touchless processing, and improved turnaround times through a gain share model.

"At the start of FY27, we established a dedicated AI Native Business and Platforms unit to accelerate enterprise-grade agentic AI solutions."

The unit pairs product management and platform engineering with forward-deployed teams that work directly in client environments. We pursue this through a build-invest-partner approach.

How We Are Positioning

Our approach is **consulting-led and AI-powered**, shaped around each client's context — bringing together domain expertise, engineering, data, and AI, anchored in Wipro Intelligence™.

We start by helping clients run their technology environments differently — embedding AI into operations across infrastructure, applications, cybersecurity, and business processes, enabled through WINGS, our AI-first operations platform. At the same time, we help clients build differently, using our WEGA platform to accelerate both software and AI engineering.

Beyond this, we partner with clients to reimagine how their businesses operate — redesigning processes and building new AI-native models that unlock new sources of value.

This allows us to support clients across the full lifecycle — from modernizing technology foundations to deploying enterprise-scale AI systems and transforming operations at scale.

As part of this shift, we are investing in industry and cross-industry platforms, including NetOxygen and our Medicare and Medicaid platforms, while continuing to scale solutions and new AI services.

Investing in People

Technology transitions are shaped by people. The ability to build talent at scale and adapt operating models remains a key differentiator. Our more than 240,000 employees average around 80 hours of learning annually. We have trained our workforce on foundational AI capabilities, and 76% of employees have completed advanced AI training through more than 90 role-based pathways aligned to Wipro Intelligence™.

AI will augment many roles and reshape others. It will also create new categories of work across engineering, governance, operations, and design. We are investing in AI architects, prompt engineers, AI safety specialists, and forward-deployed engineers.

Through partnerships with 73 universities globally, we build an AI-ready pipeline. We have committed to imparting digital and AI skills to one million students by 2030. Since 2017, more than 360,000 individuals have participated in these programs.

Acting with Responsibility

As technology becomes embedded in business and society, trust becomes more important. We build responsible AI into our systems from the outset — ensuring that innovation is matched by accountability, transparency, and governance.

The same discipline shapes our approach to sustainability. Renewable energy now accounts for 94% of our operations, putting us on track to reach 100% by 2030. We reduced absolute freshwater consumption by 4.6%, despite higher return-to-office levels, and recycled 98% of waste. Nearly 31,000 employees contributed more than 35,000 hours of volunteering through our **Be the Change** platform. Since FY21, our community initiatives have reached nearly six million people across 20+ countries.

Looking Ahead

As Wipro enters its ninth decade, the world is changing rapidly once again. We have remained relevant by adapting early while staying anchored in a consistent set of values.

The opportunities ahead are real, and the investments we are making position us well. The people of Wipro remain our greatest source of confidence.

To our shareholders, clients, partners, and employees: thank you for your continued trust and support.

Rishad Premji
Chairman

WIPRO INTEGRATED ANNUAL REPORT 2025-26

38 LEADERSHIP INSIGHTS AND OUTLOOK 39

CEO's Letter



Dear Stakeholders,

This year marked two defining milestones for Wipro: 80 years since our founding and 25 years since becoming the first Indian IT services company listed on the NYSE. These are not just markers of legacy but reminders of our ability to adapt and stay relevant through successive waves of change.

Our journey is built on long-standing relationships, trust, and evolving alongside our clients. As AI adoption accelerates, we are stepping forward with clear intent.

Seminal Technology Shift

AI is no longer a technology trend; it is reshaping how enterprises operate, compete, and grow. The pace of change is accelerating, and expectations have progressed from experimentation to measurable results. The focus is on scaling what works and delivering sustained impact. The differentiator is not access to technology, but the ability to deploy it with discipline and with partners who can navigate complexities.

Our focus is aligned to this shift: helping clients turn AI ambition into real, durable outcomes.

Evolving for an AI-first World

We are leading our customers' transformation journey with our consulting-led, AI-powered approach.

At the core of this transformation is **Wipro Intelligence**™, our unified suite of AI-powered platforms, solutions, and transformative offerings. Through WINGS and WEGA, our AI-powered delivery platforms, we are embedding AI across operations and software development. This reflects a broader shift from automating processes to redesigning them around intelligence. Through industry and cross-industry platforms and solutions, and new AI services, we are addressing business and functional spend pools, enabling new growth streams.

We are co-innovating with clients and academia through our Wipro Innovation Network. Our investments in Autonomous AI, Embodied AI, Quantum Computing, Digital Ledger Technologies, and Quantum-Safe Cybersecurity are foundational for the next wave of transformation. These investments are being translated into scalable, industry-aligned solutions with strong governance, security, and ethical safeguards.

We continue to leverage advanced LLMs from frontier labs such as Anthropic, OpenAI, and Google to deliver flexible, responsible, and enterprise-ready solutions. We are deeply integrating these into client offerings and internal workflows. Key initiatives include launching an Applied AI Center of Excellence for Claude models, powered by Anthropic, and training 10,000 front-line AI engineers; creating enterprise-grade AI for highly regulated sectors, demonstrated by Capco's award-winning solutions and digital twin technology for retail banking; driving internal automation by deploying Gemini to 15,000 users and integrating it into systems like SAP, ServiceNow, and Salesforce.

Performance Reflects Transition

Despite a tough macro environment, our investments focus on building for the future.

Our IT services revenue was $10.5 billion, a 1.6% decline in constant currency. Our total bookings grew 14% to $16.4 billion, and large-deal bookings grew 45.4% YoY to $7.8 billion, including four deals with TCV over $500 million. Overall, we secured 64 large deals, demonstrating strong client confidence. In a competitive market, we also retained and expanded key strategic engagements, including major accounts through vendor consolidation.

We also expanded our operating margin to 17.2%, driven by operational discipline, while we executed focused strategic bets. We continued to invest in our future, strengthening the Wipro Innovation Network with 10 innovation labs globally, advancing our AI and consulting capabilities, and building differentiated talent at scale.

Executing for today and building for tomorrow remains central to our approach.

Strategic Bets Shaping our Future

> "We are building capabilities aligned with where client demand is heading, not only where it has been.

Establishing AI-native Growth Drivers

Our new AI-Native Business and Platforms unit marks a pivot towards a platform-plus-services operating model. Our goal is to create differentiated industry offerings with AI-based platforms and the breadth of our service capabilities. This allows us to create scalable, repeatable solutions and participate in new value pools. It will also help us pivot from people-centric to AI-centric monetization models.

Scaling Engineering Capabilities

The acquisition of HARMAN's Digital Transformation Solutions business strengthens our engineering portfolio across device engineering, AI, and Software-Defined technologies. It enables end-to-end, AI-powered engineering, supports larger, complex transformation programs, and opens new growth markets.

Deep, Transformation-led Engagements

Partnerships such as Olam Group reflect the growing scale and scope of client demand. These multi-year, end-to-end transformation programs require the integration of strategy, technology, and operations, reinforcing our role as a long-term partner across the enterprise value stream.

Investing in Talent at Scale

Technology transitions are, fundamentally, talent transitions.

We continue to build an AI-ready workforce, with over 212,000 employees enabled through structured learning and a growing base of advanced skills and certifications. Skilling is now embedded into delivery, driving productivity and better client outcomes.

Our approach is to build targeted, role-based capabilities across the full spectrum of AI, from advisory to deep tech, so our people are ready for what comes next.

Culture at the Core

Our values continue to anchor us through change.

This year marked 20 years of the Spirit of Wipro Run, bringing together employees, clients, and partners from around the world. Over 62,000 people across 60+ cities came together for one of the largest employee-led charity initiatives. It embodies a sense of community that has remained constant even as our business evolves.

Sustaining relevance over eight decades requires continuous reinvention. What remains unchanged is our commitment to acting responsibly and building with purpose.

Looking Ahead

The role of IT services is expanding and evolving. Clients are seeking partners who bring technology, industry expertise, and ownership for outcomes. This creates a significant opportunity for us.

Our focus and strategy remain on:

- leading with our consulting-led, AI-powered approach
- strengthening client relationships
- converting opportunities into measurable business impact
- investing in differentiated capabilities that help us lead in an AI-first world

As I complete two years as CEO, we have sharpened our strategy, strengthened our capabilities, and stayed anchored in the values that define us. The early results are encouraging, and our focus is on disciplined execution to scale our impact.

On behalf of the leadership team, I thank our clients, partners, shareholders, and employees for their continued trust and support.



Srinivas Pallia
Chief Executive Officer & Managing Director

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40 LEADERSHIP INSIGHTS AND OUTLOOK 41

Management Discussion and Analysis



Industry Overview

IT Services

According to the Strategic Review 2026 published by the National Association of Software and Service Companies (**'NASSCOM'** and such publication, the **'NASSCOM Report'**), global IT services spending grew year-over-year by 4.6% in calendar year 2025 despite macroeconomic uncertainty and muted enterprise budgets. Growth was driven by the industrialization of AI, continued digital and cloud transformation, and sustained demand for cybersecurity and data services, with AI reshaping operating models and talent requirements rather than driving broad displacement. Sustainability initiatives remained largely compliance-driven.

Heightened regulatory focus across economies has reshaped our service models and data practices, positioning data and technology governance and controls as critical to market access and differentiation. Global Capability Centers expanded alongside service providers, while the convergence of IT and business process management enabled more intelligent and value-driven operations. Services increasingly moved toward more intellectual property (**'IP'**) led, productized and outcome-linked models.

Global IT service providers are equipped to support enterprises across industries with a wide range of AI-powered technology and business process services across advisory, application development, customer-centric design, cybersecurity, cloud infrastructure, data and analytics, engineering, and research and development (**'R&D'**). We expect the IT services industry to continue supporting enterprises across key areas such as enterprise AI and data modernization, scaling AI adoption, cost optimization, vendor consolidation, cyber resilience, process re-engineering, customer experience, innovation in products, services and talent strategies for an AI-first world.

According to the NASSCOM Report, revenue for Indian IT services sector is expected to grow 4.1% YoY in fiscal year 2026. Growth is being driven by enterprise-wide AI adoption, data center investments and the expansion of GCCs. Enterprises are embedding AI across operations, increasing datacenter capacity demand, and pivoting to AI industrialization with domain-centric platforms. Future growth will hinge on AI readiness, deep domain expertise, and access to niche skills rather than volume-based hiring.

The NASSCOM Report estimates Engineering and R&D ("ER&D") services to grow by 7.7% YoY in FY26. This growth is driven by modernization of the ER&D stack through platform-driven, software-enabled models, along with increased investments in semiconductors and advanced technologies. ER&D services expanded across the full phygital product lifecycle with co-creation of physical IP via digital twins, internet of things (**'IoT'**) and generative AI (**'GenAI'**) to drive design-to-manufacturing transformation. Building on this, the focus is likely to shift from scale toward deeper engineering expertise and IP ownership, with growth powered by domain-specific centers of excellence, pod-based delivery, and reusable accelerators aimed at reducing time-to-market.

Looking ahead, global IT services spending is expected to accelerate to 4.2% YoY in calendar year 2026, according to the NASSCOM Report. Rising AI investments focused on scalable deployments and easing tariff and trade pressures are likely to be the key contributors to this growth. As enterprises move beyond AI pilots toward phased GenAI and agentic scaling anchored in measurable outcomes, growth will remain sector-specific, driven by depth of industry expertise, advanced AI capabilities and the ability to attract AI-native talent. Furthermore, industry strategies are likely to consolidate around core strengths while differentiating through platform-led offerings, services-to-solutions models, AI-led delivery models with agentic capabilities, outcome-based pricing, micro verticalization, and selective M&A. Hiring will also shift from volume toward skills, with greater emphasis on AI fluency, domain expertise, and productivity-based workforce models.

While the outlook favors vendors that can combine cost-efficient modernization with scaled AI delivery with measurable outcomes, near-term caution may persist due to an uncertain geopolitical environment impacting discretionary spending. This may be further amplified by pricing pressure arising from competitive intensity and AI-driven productivity expectations, along with heightened execution and accountability risks and capability bottlenecks in skilled AI talent.

IT Products

According to the NASSCOM Report, the revenue for the Indian IT hardware segment is expected to reach $21 billion in fiscal year 2026, with the market estimated to grow by ~11% compared to fiscal year 2025, driven by localized innovation, government-led design as well as manufacturing initiatives, alongside expanding digital infrastructure. Further momentum from electrification, clean tech programs, coupled with a deep tech ecosystem creating new engineering-led opportunities.

Business Overview

Celebrating more than 80 years of innovation, Wipro is a purpose-driven global technology services and consulting firm with over 240,000 experts across 65 countries and six continents, helping customers, colleagues, and communities thrive in an ever-changing world.



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We are recognized globally for our strong commitment to improve the communities we live and work in. The economic interest of two-thirds of Wipro shares is earmarked for philanthropy through the Azim Premji Foundation working towards developing a just, equitable, humane, and sustainable society. We are globally appreciated for our unwavering commitment to sustainability. As a founding member of 'Transform to Net Zero', Wipro aims to achieve the goal of zero-carbon emissions worldwide by 2040.

Our vision is to be a trusted partner for our clients, guiding them through their transformation journey leveraging a consulting-led and AI-powered approach, thereby empowering them to become leaders in their industries.

We bring together deep industry expertise, technology capabilities, best-of-breed partners and start-ups, and hyperscaler ecosystems to solve the most complex problems for our clients.

At Wipro, we believe AI is a transformative force that we believe augments human expertise, enabling new AI-first business models, improving productivity, and enhancing operational efficiency. Our goal is to be an 'AI-first' and 'AI-in-everything' organization, transforming both our own operations and those of our clients.



Our IT Services segment provides a broad range of AI-powered IT and IT-enabled services, including AI advisory, industry and functional consulting, AI-native development, customer-centric design, modernization, custom application development, infrastructure services, cybersecurity, data and analytics, business process services, research and development, and hardware and software design.

Our IT Products segment offers a range of third-party IT products including computing platforms and storage, networking solutions, enterprise information security, and software products such as databases and operating systems. These offerings allow us to offer comprehensive IT system integration services as a complement to our IT services offerings. Our focus continues to be on consulting-led and digital engagements, while taking a more selective approach to bidding for system integration engagements.

Our Business Strategy

Our strategy is defined in the context of our five strategic priorities.

Building Large Accounts in Profitable Markets and Prioritized Sectors

We drive growth in our core markets across the Americas, Europe and APMEA. In each market, we have prioritized specific sectors such as 'Banking, Financial Services and Insurance' ("**BFSI**"), 'Consumer', 'Health', 'Energy, Manufacturing and Resources' ("**EMR**"), and 'Technology and Communications' to drive market leadership with our consulting-led approach. Our choice of sectors and industries in a market is driven by both market attractiveness and our competitive positioning and strengths.

We remain committed to investing and scaling our large accounts by driving greater value, increasing wallet share and positioning ourselves as strategic partners across client priority areas. In addition, we are focusing on untapped clients presenting new business opportunities within our prioritized sectors to drive account growth while strengthening relationships, increasing profitability, and fostering long-term growth.

Sourcing, Shaping and Winning Large Deals with a Consulting-led, AI-powered Approach

We are focused on accelerating our growth by securing large deals by leveraging our strong relationships with advisors, partners, and other ecosystem stakeholders. We continue to drive rigor and focus by investing in dedicated pursuit teams in our units, enabling them with differentiated solutions, propositions, and commercial constructs.

We are driving strategic programs with our partners to create large transformational opportunities and accelerate demand in prioritized sectors. We continue to co-invest, co-innovate, and co-create with our partners to deliver leading-edge solutions and business value across technologies like AI and GenAI, Machine Learning industry and context-specific digital solutions, industry cloud, cloud-led transformation and cloud-native architectures. Our AI and cloud transformative innovation is being done collaboratively at our global innovation studios and centers. Our top strategic partners include hyperscalers, industry-leading platforms, and AI-native companies like Amazon Web Services, Microsoft, Google, IBM, SAP, ServiceNow and NVIDIA.

We are also bringing cutting-edge capabilities from the ecosystem to our clients through our Wipro Ventures investments in early to mid-stage start-ups. We continue to invest in Enterprise Software startups that are aligned with Wipro's strategic priorities. Our investments in AI enable clients to adopt agentic workflows, enhance cyber resilience, and advance modern software engineering practices.

As of March 31, 2026, Wipro Ventures manages 26 active investments. In addition to direct equity investments in emerging startups, it also invested in 12 enterprise-focused venture funds, including B Capital, Boldstart Ventures, Glilot Capital Partners, GTM Fund, Nexus Venture Partners, Pi Ventures, Redglass Ventures, Sapphire Ventures, Sorenson Ventures, SYN Ventures, TLV Partners, and Work-Bench Ventures.

Differentiating with Wipro Intelligence™

We take a consulting-led, AI-powered approach to deliver holistic solutions for our clients through Wipro Intelligence™ - our unified suite of platforms, solutions, and transformative offerings - empowering enterprises to scale with confidence and lead in an AI-first world.

Wipro Intelligence™ focuses on delivering proof over promise, empowering enterprises to run, build, and reimagine with AI for sustained competitive advantage. Through close collaboration with partners, ventures, and leading research institutions, Wipro Intelligence™ is designed to enable clients to experiment, adapt, and scale rapidly, while embedding productivity gains, assuring outcomes, and establishing responsible AI guardrails. Our suite of platforms, solutions and offerings include:

- Run AI, powered by WINGS, our AI-powered delivery platform, designed to transform IT and business operations;
- Build AI, powered by WEGA, our agentic platform for all build and transform needs; and
- Reimagine AI, comprised of:
  - Our Industry Platforms that are targeted at specific industry needs, such as NetOxygen (AI-powered lending platform), aviation platforms CROAMIS (integrated cargo operations) and TOPS (flight and crew operations).
  - Our AI solutions are targeted at solving a specific client business challenge across and within specific industries. These include AutoCortex, designed to accelerate transformation towards software-defined and autonomous vehicles, WealthAI, enabling clients to reimagine the wealth value chain across the front, middle and back office, and Telco Autonomous Network Operations, enabling Level 4 or 5 network autonomy for telecommunication companies.

Our AI initiatives are supported by the Wipro Innovation Network—our global ecosystem of labs, partners, start-ups, academia, and deep tech talent focused on identifying, incubating, and co-creating high-impact, high-priority use cases.

With our consulting-led approach, we combine industry domain knowledge with AI-first transformation principles to support strategic priorities of our clients. Wipro's consulting arm integrates expertise from in-house domain experts and strategic acquisitions, enhanced by our local delivery capabilities.

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Building Talent at Scale

We are committed to nurturing a diverse and global talent pool specializing in industry domain, consulting, design, market development, and technology. Our senior leadership team across markets, global business lines, and functions reflects this diversity, with a balanced mix of lateral hires and internally promoted high-performing leaders.

Leadership development is strengthened through our Wipro Leadership Institute, which helps leaders in reinventing themselves, transforming their teams and organizations by building knowledge, skills, and behaviors required to achieve bold ambitions. Through accelerated learning journeys and tailored programs such as PRISM and GAP, we foster a unified Wipro mindset centered on client success.

We continue to invest in building capabilities aligned to business solutions across consulting, strategy, architecture, and domain and leading technologies such as AI, GenAI, data science, cybersecurity, and engineering. To grow our talent, we are upskilling and reskilling them in client-relevant areas through practices, account academies, and digital learning platforms. We are also working with our partner ecosystem to enable skilling through certifications and hands-on learning on their platforms.

We are also scaling AI capabilities through an enterprise-wide skilling framework designed to embed AI literacy across roles while developing advanced expertise. Our AI Master's program builds a focused cadre of specialists with deep technical, domain, and responsible AI capabilities. Together, these efforts strengthen our ability to improve productivity, accelerate innovation, and deliver differentiated, AI-enabled outcomes for clients.

We are actively building an AI-ready workforce covering over 240,000 employees by fostering an AI-first mindset and equipping them with essential AI skillsets and toolsets. More than 180 AI learning pathways have been created across proficiency levels for business and technical teams. We aspire to excel in AI technologies and drive AI-innovation, service delivery transformation and efficiency. Across our delivery teams, we have over 60,000 associates leveraging AI developer tools, boosting our overall productivity.

In addition, we have dedicated mentoring programs to support succession planning and continue to practice function rotation for better business understanding. We have also enabled an AI-driven career planning, learning and mentoring platform, iAspire, that provides recommendations on learning journeys based on employees' skills, experience, and career aspirations.

We continue to drive a culture of performance, ambition and business growth, guided by the Spirit of Wipro, the Five Habits, and the Wipro Leader Success Profile. Our Five Habits reflect our values in action and help create a more inclusive and cohesive work environment, building trust, camaraderie, and a growth mindset. Our strong commitment to integrity and a culture of ethics enable us to fulfil our commitment and build trust with our clients and investors.



Five Pillars of Client Centricity

We are deeply committed to solving business problems for our clients. The client-first mindset is core to our strategy that is driven by five key pillars:

Delivery innovation through infusion of AI, GenAI and our delivery platforms; WINGS embeds AI into operations across application management, infrastructure support, and business process operations. WEGA extends AI capabilities across the development lifecycle, from vibe coding to model tuning and data pipelines.

Delivery-led growth through delivery teams engaged in opportunities to cross-sell and up-sell within existing client engagements, including proactive proposals, change requests, etc.

Demand fulfilment by forecasting requirements for high-growth areas, ensuring talent availability through tailored account and practice academies, resulting in efficient utilization and volume growth.

Driving delivery excellence through early risk detection (alerts), proactive mitigation, and strong governance to ensure client satisfaction.

Delivery operations promoting an employee-led rotation culture, optimizing bench and mobility, and accelerating intake and deployment.

Our Growth Will Be Supported by our Focus on AI and M&A

Through 'AI-powered Wipro', we aim to build AI-first leadership mindsets, enhance employee AI skillsets, and empower teams with advanced AI technologies and tools while being custodians of responsible AI usage.

Through M&A, we aim to capture high-potential market opportunities aligned with our priority areas. We believe our strategic acquisitions in the U.S., Europe, and APMEA have strengthened our presence, enhanced our capabilities, and improved our market positioning.


wipro

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Financial Position

(Figures in ₹ million except otherwise stated)

Particulars	FY26	FY25	FY24
Share Capital	20,977	20,944	10,450
Net Worth	887,877	830,447	751,223
Gross Cash (A)	551,809	542,458	409,519
Total Debt (B)	167,874	161,817	141,466
Net Cash (A-B)	383,935	380,641	268,053
Property, Plant and Equipment (C)	81,787	80,684	81,608
Intangible Assets (D)	29,176	27,450	32,748
Property, Plant and Equipment and Intangible Assets (C+D)	110,963	108,134	114,356
Goodwill	387,399	325,014	316,002
Net Current Assets	423,122	491,522	398,204
Capital Employed[1]	1,055,751	992,264	892,689
Shareholding Related			
Number of Shareholders[2]	2,603,140	2,431,180	2,397,648
Market Price Per Share (₹)[3]	187.6	262.3	240.1

1 Capital Employed is computed as the addition of Net Worth and Total Debts.
2 Number of shareholders (as at March 31 of respective years) represents holders of equity shares and does not include holders of ADRs.
3 Market price of shares is based on the closing price in NSE as on March 31 of respective years and has been adjusted for the bonus issue in 2024.

Financial Performance

(₹ in million)

Particulars	FY26	FY25	YoY Change
Revenue	928,093	890,916	4.17%
Cost of Revenue	-656,192	-617,802	6.21%
Gross Profit	271,901	273,114	-0.44%
Selling and Marketing Expenses	-59,216	-64,378	-8.02%
General and Administrative Expenses	-61,434	-57,465	6.91%
Operating Income	151,251	151,271	-0.01%
Profit Attributable to Equity Holders	131,974	131,354	0.47%
Selling & Marketing (% of Revenue)	6.38%	7.23%	-85bps
G&A (% of Revenue)	6.62%	6.45%	17bps
Gross Margin	29.30%	30.66%	-136bps
Operating Margin	16.30%	16.98%	-68bps
EPS Basic	12.60	12.56	0.32%
EPS Diluted	12.56	12.52	0.32%

For segment reporting, we have included the impact of exchange rate fluctuations on revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statement of income, is ₹890,884 million and ₹926,240 million for the years ended March 31, 2025 and 2026, respectively. Please see Note 33 of the Notes to the Consolidated Financial Statements under IFRS for additional details.

For key financial ratios refer to Investor Returns section.

Revenue: Our revenue increased by 4.17% for fiscal year 2026 compared to fiscal year 2025.

Our IT Services segment revenue increased by 3.71% for fiscal year 2026 compared to fiscal year 2025. This growth was driven primarily by the depreciation of the Indian Rupee against major foreign currencies, including the Euro, Pound Sterling, U.S. Dollar, Australian Dollar, and Canadian Dollar, revenue from acquisitions completed during the year ended March 31, 2026 and the ramp-up of new deal wins, especially large contracts. The growth was impacted by reduction in discretionary spending by our clients arising out of macroeconomic challenges and geopolitical dynamics. During fiscal year 2026, the revenue from Americas 1, Europe and APMEA grew, while revenue from Americas 2 declined.

Revenue of the IT Products segment increased by 157.8%. This growth was driven by revenue from acquisitions completed during the year and higher revenue from a few select customers in India.

Cost of Revenues: Cost of revenues increased by 6.21% in absolute terms. This rise was primarily due to higher employee compensation, subcontracting and technical fees, software licenses, expenses for internal use, and the cost of hardware and software. Employee compensation increased primarily on account of acquisitions completed during the year ended March 31, 2026, salary increases, including promotions, depreciation of the Indian Rupee against major foreign currencies, including the Euro, Pound Sterling, U.S. Dollar, Australian Dollar, and Canadian Dollar and employee restructuring costs incurred in fiscal year 2026. Sub-contracting and technical fees increased primarily on account of costs incurred to fill vacant positions. Higher software expenses for internal use are primarily due to new technology investments made during the year. Increased costs of hardware and software are due to higher product sales. This increase in cost of revenue was partially offset by a decrease in the depreciation charge for our property, plant and equipment and right-of-use assets.

Selling and Marketing Expenses: Our selling and marketing expenses as a percentage of total revenue decreased from 7.23% for the year ended March 31, 2025 to 6.38% for the year ended March 31, 2026. In absolute terms, selling and marketing expenses decreased by 8.02% due to decrease in our total employee compensation costs as a result of lower average headcount and a reduction in per-employee cost in fiscal year 2026 as compared to fiscal year 2025 and were partially offset by the impact of salary increases and promotions, and a one-time employee restructuring expense of ₹1,083 million in fiscal year 2026.

General and Administrative Expenses: Our general and administrative expenses as a percentage of total revenue increased from 6.45% for the year ended March 31, 2025, to 6.62% for the year ended March 31, 2026. In absolute terms, general and administrative expenses increased by 6.91%. This was primarily on account of the impact of the implementation of a new labor code in India (₹2,599 million included in employee compensation), an increase in lifetime expected credit loss provisions in fiscal year 2026, and receipt of a one-time insurance claim of ₹1,805 million in fiscal year 2025. This increase in expenses was partially offset by a reduction in staff recruitment expenses and a reduction in average headcount during the fiscal year 2026 arising out of cost optimization initiatives.

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Operating Income: As a result of the foregoing factors, our operating income marginally decreased from ₹151,271 million for the year ended March 31, 2025, to ₹151,251 million for the year ended March 31, 2026, and our results from operating activities as a percentage of revenue (operating margin) decreased by 68 bps from 16.98% to 16.30%.

Finance Expenses: Our finance expenses decreased from ₹14,770 million for the year ended March 31, 2025, to ₹14,577 million for the year ended March 31, 2026. The decrease is primarily due to lower loans and borrowings and a gain on remeasurement of written put options, which was offset by an increase in interest on lease and tax liability during the year ended March 31, 2026.

Finance and Other Income: Our finance and other income decreased from ₹38,202 million for the year ended March 31, 2025, to ₹36,491 million for the year ended March 31, 2026. The decrease is primarily due to a decrease in dividend income of ₹2,296 million during the year ended March 31, 2026, compared to the year ended March 31, 2025.

Income Taxes: Our income taxes decreased by ₹2,010 million from ₹42,777 million for the year ended March 31, 2025, to ₹40,767 million for the year ended March 31, 2026, and our effective tax rate decreased from 24.45% for the year ended March 31, 2025 to 23.51% for the year ended March 31, 2026. Please refer to Note 21 of the Notes to the Consolidated Financial Statements under IFRS for further information.

Profit Attributable to Non-Controlling Interest: Our profit attributable to non-controlling interest decreased from ₹826 million for the year ended March 31, 2025, to ₹681 million for the year ended March 31, 2026.

Profit Attributable to Equity Holders: As a result of the foregoing factors, our profit attributable to equity holders increased by ₹620 million or 0.47%, from ₹131,354 million for the year ended March 31, 2025, to ₹131,974 million for the year ended March 31, 2026.

Analysis of Revenue and Results by Segment

Operating Results of the IT Services Segment are as Follows:

(₹ in million)

Particulars	FY26	FY25	YoY Change
Revenue	921,153	888,224	3.71%
Cost of Revenue	(646,024)	(614,754)	5.09%
Gross Profit	275,129	273,470	0.61%
Selling and Marketing Expenses	(57,988)	(64,305)	-9.82%
General and Administrative Expenses	(58,495)	(57,526)	1.68%
Segment Results	158,646	151,639	4.62%
As a Percentage of Revenue:			
Selling and Marketing Expenses	6.30%	7.24%	-94 bps
General and Administrative Expenses	6.35%	6.48%	-13 bps
Gross Margins	29.87%	30.79%	-92 bps
Segment Results	17.22%	17.07%	15 bps

For the purpose of segment reporting, we have included the impact of exchange rate fluctuations, gains/(losses), net amounting to ₹32 million and ₹1,853 million for the years ended March 31, 2025 and 2026, respectively, in revenue.

IT Services Results of Operations for the Years Ended March 31, 2026 and 2025

Our gross profit as a percentage of revenue from our IT Services segment decreased by 92 bps. This decline was primarily driven by an increase in employee compensation by ₹23,552 million due to the impact of salary increases, including promotions, and an increase in average headcount, including through acquisitions completed in fiscal year 2026 as compared to fiscal year 2025. Additionally, incremental sub-contracting costs of ₹7,559 million were incurred to fill vacant positions and software license expenses increased by ₹2,529 million for internal use due to the implementation of new technology. Further, the expenses increased on account of depreciation of the Indian Rupee against major foreign currencies, including the Euro, Pound Sterling, U.S. Dollar, Australian Dollar, and Canadian Dollar. This is partially offset by decrease in the depreciation charge for our property, plant and equipment and right-of-use assets of ₹1,504 million.

Selling and marketing expenses as a percentage of revenue from our IT Services segment declined from 7.2% for the year ended March 31, 2025, to 6.30% for the year ended March 31, 2026. In absolute terms, these expenses fell by ₹6,317 million. Employee compensation costs decreased by ₹5,900 million due to lower average headcount and a reduction in per-employee cost in fiscal year 2026 as compared to fiscal year 2025 and was partially offset by the impact of salary increases and promotions.

General and administrative expenses as a percentage of revenue from our IT Services segment decreased from 6.48% for the year ended March 31, 2025, to 6.35% for the year ended March 31, 2026. In absolute terms, general and administrative expenses increased by ₹969 million. This was primarily due to an increase in lifetime expected credit loss of ₹2,401 million and receipt of a one-time insurance claim of ₹1,805 million in fiscal year 2025. This was partially offset by a reduction in total employee compensation costs of ₹3,101 million arising from cost optimization initiatives in fiscal year 2026 compared to fiscal year 2025. Staff recruitment expenses decreased by ₹1,244 million during the year ended March 31, 2026.

As a result of the above, segment results as a percentage of our revenue from our IT Services segment increased by 15 bps, from 17.07% to 17.22%. In absolute terms, the segment results of our IT Services segment increased by 4.62%.

Our segment results by SMUs within the IT Services segment, expressed in terms of percentages, are provided below:

Strategic Market Units	FY26 Percentage of $ Revenue	FY26 Percentage of Segment Results	FY25 Percentage of $ Revenue	FY25 Percentage of Segment Results
Americas 1	33.2%	38.4%	31.7%	39.7%
Americas 2	29.2%	40.4%	30.6%	33.5%
Europe	26.5%	19.4%	27.1%	19.6%
APMEA	11.1%	8.5%	10.6%	9.4%
Unallocated	NA	-6.7%	NA	-2.2%

Our IT Services segment revenue by sectors, expressed in terms of percentages, is provided below:

Sector	FY26	FY25
Banking, Financial Services and Insurance	34.1%	34.3%
Consumer	18.4%	19.1%
Health	14.5%	14.1%
Energy, Manufacturing and Resources[1]	17.0%	17.2%
Technology and Communications[1]	16.0%	15.3%

[1]Effective July 1, 2024, the Company reorganized its sectors by merging 'Technology' and 'Communications' into 'Technology and Communications' sector, and 'Energy, Natural Resources and Utilities' and 'Manufacturing' sectors were merged effective October 1, 2024, into 'Energy, Manufacturing and Resources' sector. Comparative period revenue by sectors information has been restated to give effect to this change.

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50 LEADERSHIP INSIGHTS AND OUTLOOK

IT Services Clients

We service clients from a broad array of industry sectors. Several of our clients engage our services across multiple service offerings. We seek to increase business with our existing clients by expanding the type and range of services we can provide to them. The table below sets forth the number of our clients as measured by revenues.

Client Revenue Bucket ($)	FY26	FY25	FY24
1-3 million	324	318	332
3-5 million	102	109	108
5-50 million	244	245	256
50-100 million	29	27	23
>100 million	16	17	22
Total >1 million	715	716	741

The largest client of our IT Services business accounted for 3.0%, 4.3% and 4.6% of revenues from the IT Services business as a whole for the years ended March 31, 2024, 2025 and 2026, respectively. The five largest clients of our IT Services business accounted for 13.0%, 14.0% and 14.3% of our total IT Services revenues for the years ended March 31, 2024, 2025, and 2026, respectively.

Guided Outlook Versus Actuals

Performance against Guidance

Historically, we have followed a practice of providing constant currency revenue guidance for our largest business segment, namely, IT Services, in dollar terms. This guidance is provided at the release of every quarterly earnings, when the revenue outlook for the succeeding quarter is shared. The following table presents the performance of IT Services Revenue against the outlook previously communicated for the past eight quarters. Our revenue performance has been within the guidance range in 7 out of 8 quarters of fiscal year 2025 and 2026 and exceeded the guidance range once in Q3 FY25.

Quarter	Guidance ($ mn)	Revenue - Reported Currency ($ mn)	Revenue - Guided Currency ($ mn)	% of over/(under) Achievement against Lower/Upper End of Guidance
Q4 FY26 (Jan - Mar 2026)	2,635-2,688	2,651.0	2,641.4	0.2%/(1.8%)
Q3 FY26 (Oct - Dec 2025)	2,591-2,644	2,635.4	2,641.8	1.9%/(0.1%)
Q2 FY26 (July - Sep 2025)	2,560-2,612	2,604.3	2,594.2	1.3%/(0.7%)
Q1 FY26 (Apr - June 2025)	2,505-2,557	2,587.4	2,543.3	1.5%/(0.5%)
Q4 FY25 (Jan - Mar 2025)	2,602-2,655	2,596.5	2,607.9	0.2%/(1.8%)
Q3 FY25 (Oct - Dec 2024)	2,607-2,660	2,629.1	2,661.4	2.1%/(0.1%)
Q2 FY25 (July - Sep 2024)	2,600-2,652	2,660.1	2,642.0	1.6%/(0.4%)
Q1 FY25 (Apr - Jun 2024)	2,617-2,670	2,625.9	2,631.4	0.6%/(1.4%)

WIPRO INTEGRATED ANNUAL REPORT 2025-26

51

Operating Results of the IT Products Segment are as Follows:

(₹ in million)

Particulars	FY26	FY25	YoY Change
Revenue	6,940	2,692	157.80%
Cost of Revenue	(6,128)	(2,833)	116.31%
Gross Profit	812	(141)	675.89%
Selling and Marketing Expenses	(175)	(59)	196.61%
General and Administrative Expenses	(78)	27	-388.89%
Segment Results	559	(173)	423.12%
As a Percentage of Revenue:			
Selling and Marketing Expenses	2.52%	2.19%	33bps
General and Administrative Expenses	1.12%	-1.00%	212bps
Gross Margins	11.70%	-5.24%	1694bps
Segment Results	8.05%	-6.43%	1448bps

IT Products Results of Operations for the Years Ended March 31, 2026 and 2025

Our revenue from the IT Products segment increased by 157.80% for the year ended March 31, 2026, compared to our revenue for the year ended March 31, 2025. This growth was primarily driven by revenue from acquisitions completed during the year and higher revenue from a few select customers in India. Our gross profit as a percentage of our IT Products segment revenue increased by 1,694 bps for the year ended March 31, 2026, compared to the year ended March 31, 2025. In absolute terms, gross profit increased by ₹953 million primarily due to incremental profit from acquisition and profitable contracts executed during the year.

Selling and marketing expenses as a percentage of revenue from our IT Products segment increased from 2.19% for the year ended March 31, 2025, to 2.52% for the year ended March 31, 2026. In absolute terms, selling and marketing expenses increased by ₹116 million.

General and administrative expenses/(credit) as a percentage of revenue from our IT Products segment increased from (1.00)% for the year ended March 31, 2025, to 1.12% for the year ended March 31, 2026. In absolute terms, general and administrative expenses increased by ₹105 million primarily due to an increase in lifetime expected credit loss on trade receivables during the year ended March 31, 2026, as compared to a write-back in lifetime expected credit loss on trade receivables during the year ended March 31, 2025.

As a result of the above, segment results as a percentage of our revenue from our IT Products segment increased by 1,448 bps, from (6.43)% to 8.05%. In absolute terms, the segment profit of our IT Products segment increased by ₹732 million.

Reconciling Items

"Reconciling Items" for the year ended March 31, 2026, was ₹7,954 million, which includes restructuring costs of ₹5,139 million and a ₹2,756 million impact from past service cost on gratuity, remeasurement of leave encashment due to the implementation of the new labor code [in India] and certain other corporate costs. For the year ended March 31, 2025, "Reconciling Items" includes ₹202 million towards certain corporate costs.

52 LEADERSHIP INSIGHTS AND OUTLOOK 53

Liquidity and Capital Resources

The Company's cash flow from its operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows, is summarized in the table below:

(₹ in million)

Particulars	FY26	FY25	YoY Change
Net Cash Generated from/(Used in):			
Operating Activities	149,316	169,426	(20,110)
Investing Activities	(33,423)	(80,730)	47,307
Financing Activities	(141,260)	(63,963)	(77,297)
Net Change in Cash and Cash Equivalents	(25,367)	24,733	(50,100)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	8,948	290	8,658

As of March 31, 2026, we had cash and cash equivalents and short-term investments of ₹543,235 million. Cash and cash equivalents and short-term investments, net of loans and borrowings, were ₹375,361 million.

In addition, we have unutilized credit lines in various currencies aggregating to ₹41,108 million as of March 31, 2026. To utilize these lines of credit, we require the consent of the lender and compliance with certain financial covenants. We have historically financed our working capital and capital expenditures through our operating cash flows and through bank debt, as required.

Cash generated from operating activities for the year ended March 31, 2026, decreased by ₹20,110 million, while profit for the year increased by ₹475 million during the same period. The decrease in cash generated from operating activities is primarily due to increased working capital requirements, contributed by net increases in trade receivables, unbilled receivables, contract assets, and other assets. The decrease was partially offset by net increases in trade payables, accrued expenses, other financial liabilities, other liabilities, provisions and contract liabilities.

Cash generated from operating activities for the year ended March 31, 2025, decreased by ₹6,790 million, while profit for the year increased by ₹21,059 million during the same period. The decrease in cash generated from operating activities is primarily due to increased working capital requirements, contributed by net increases in trade receivables, unbilled receivables, contract assets, and other assets. Further, income taxes paid, net of refund, increased by ₹10,815 million during the year ended March 31, 2025.

Cash used in investing activities for the year ended March 31, 2026, was ₹33,423 million. Cash is primarily used towards purchases of investments (net of sale) amounting to ₹21,074 million and purchases of property, plant and equipment amounting to ₹15,603 million, which was primarily driven by the growth strategy of the Company. Further, there was a cash outflow of ₹26,033 million towards the business acquisition consummated during the year ended March 31, 2026. These were partially offset by an inflow of ₹28,881 million from interest and dividends received and an inflow of ₹758 million from the sale of property, plant and equipment during the year ended March 31, 2026.

Cash used in investing activities for the year ended March 31, 2025, was ₹80,730 million. Cash is primarily used towards purchases of investments (net of sale) amounting to ₹95,062 million and purchases of property, plant and equipment amounting to ₹14,737 million, which was primarily driven by the growth strategy of the Company. Further, there was a cash outflow of ₹964 million towards the business acquisition consummated during the year ended March 31, 2025. These were partially offset by an inflow of ₹28,511 million from interest and dividends received and an inflow of ₹1,822 million from the sale of property, plant and equipment during the year ended March 31, 2025.

Cash used in financing activities for the year ended March 31, 2026, was ₹141,260 million. This is primarily on account of outflow for payment of dividends amounting to ₹115,206 million, payment of lease liabilities including interest of ₹11,561 million, payment of interest and finance expenses of ₹6,336 million and repayment of loans and borrowings of ₹6,752 million from loans and borrowings during the year ended March 31, 2026.

Cash used in financing activities for the year ended March 31, 2025, was ₹63,963 million. This is primarily on account of outflow for payment of dividends amounting to ₹62,750 million, payment of lease liabilities including interest of ₹10,474 million and payment of interest and finance expenses of ₹8,689 million. These were partially offset by an inflow of ₹17,923 million from loans and borrowings during the year ended March 31, 2025.

We maintain a borrowing level that we have established through consideration of several factors, including cash flow expectations, cash required for operations and investment plans. We continually monitor our funding requirements, and strategies are executed to maintain sufficient flexibility to access global funding sources, as needed. Please refer to Note 14 of our Notes to the Consolidated Financial Statements under IFRS for additional details on our borrowings.

As of March 31, 2026, we had contractual commitments of ₹9,416 million ($100 million) related to capital expenditures on the construction or expansion of software development facilities and ₹52,214 million ($556 million) related to other purchase obligations. Plans to construct or expand our software development facilities are determined by our business requirements.

As discussed above, cash generated from operations is our primary source of liquidity. We believe that our cash and cash equivalents, along with cash generated from operations, will be sufficient to meet our working capital requirements as well as repayment obligations with respect to debt and borrowings for the next 12 months. Our choices of sources of funding will be driven by the objective of maintaining an optimal capital structure.

We will rely on funds generated from operations and external debt to fund potential acquisitions. We expect that our cash and cash equivalents, investments in short-term mutual funds, and the cash flows expected to be generated from our operations in the future will generally be sufficient to fund our growth aspirations, as applicable.

In the normal course of business, we transfer certain trade receivables, unbilled receivables, and net investments in finance leases (financial assets) to banks on a non-recourse basis. The incremental impact of such transactions on our cash flow and liquidity for the years ended March 31, 2025 and 2026 is not material. Please refer to Note 19 of our Notes to Consolidated Financial Statements under IFRS.

Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. We cannot be certain that additional financing, if needed, will be available on favorable terms, if at all.

As of March 31, 2025 and 2026, our cash and cash equivalents were primarily held in U.S. Dollars, Canadian Dollars, Euros, Pound Sterling, Indian Rupees, Australian Dollars, Chinese Yuan, and Swiss Franc. Please refer to "Financial risk management" under Note 19 of our Notes to the Consolidated Financial Statements under IFRS for more details on our treasury activities.



WIPRO INTEGRATED ANNUAL REPORT 2025-26

54

SUSTAINABILITY AT WIPRO

55

Value Creation Model

Our values encapsulate our spirit.
It defines and makes up our character.

Inputs	How we Deliver Value	Outputs	Stakeholder-centric Outcomes	Stakeholders	SDGs

Inputs

Financial Capital

Net Worth: **₹888 bn**
Debt: **₹167.9 bn**

Capital linkages: N H I S M

Natural Capital

Total Green Energy Procurement: **174 mn KwH**
Investment in water management: **~ ₹295 mn**
Green Procurement: EPEAT implemented for over 8 years

Capital linkages: F H I M

Human Capital

Total Number of Employees: **242,156**
Hours of training & development: **19.23 mn Hours**
Investments in employee well-being: **1.60% of total revenue**

Capital linkages: F N I S M

Intellectual Capital

R&D Investments: **₹4,499 mn**
AI Aware employees/associates acquired
Advanced AI skills: **85,219**
40+ companies invested in through Wipro Ventures
Fund to invest through Wipro Ventures: **$500 mn**

Capital linkages: F N H M

Social & Relationship Capital

₹2,274 mn: CSR Expenditure
16.84%: Supplier diversity spends
8.63%: MSME spend

Capital linkages: F N H I

Manufactured Capital

National Offices: **52**
International Offices: **165**
Investment in green Buildings: **₹105 mn**
GECC platform integrates **90%** of our total India office space through BMS

Capital linkages: F N H

How we Deliver Value

Our Stakeholders

Investors
Delivering long-term value through consistent and disciplined performance

Suppliers
Building resilient, collaborative, and sustainability-aligned partnerships with suppliers

Planet & Well-being
Driving our environmental commitment since 2007, using Natural Capital Valuation to connect environmental impact with human well-being

Communities
Governance-led engagement focused on education, healthcare, and vulnerable communities

Employees
Building a people-centric, future-ready workforce focused on safety, wellbeing, and continuous upskilling

Customers
Delivering AI-enabled, innovation-led outcomes through four Global Business Lines. Technology Services, Business Process Services, Consulting, and Engineering

Our Strategic Priorities

- Building Large Accounts in Profitable Markets and Prioritized Sectors
- Sourcing, Shaping and Winning Large Deals with a Consulting-led, AI-powered Approach
- Differentiating with Wipro Intelligence™
- Building Talent at Scale
- Client Centricity

Five Habits

- Being respectful
- Being responsive
- Always communicating
- Demonstrating stewardship
- Building trust

Outputs

Financial Capital

$10,478 mn - IT Services Revenue
$1414.0 mn - Profit After Tax
15.4% - Return on Net Worth
$0.13 - Earnings Per Share

Natural Capital

94% - Of our electricity is powered by renewable sources
34% - Of our total water consumption is treated and reused wastewater
98% - Waste recycled
$510 mn - Natural Capital Impact
123,539 tons CO_2e emissions avoided
2,637 tons CO_2e avoided through EPEAT

Human Capital

212,663 - Employees covered through AI-ready workforce initiatives
86% - satisfaction in Employee Engagement Survey

Intellectual Capital

Deployment of multi-domain AI solutions Sovereign AI (secure data applications), Inspect AI (visual intelligence) and Agentic AI (process automation) including **750+ venture solutions**
1,907: Total number of patents
EIQ (Enterprise Intelligent Quotient) framework for structured AI adoption

Social & Relationship Capital

97.3% of total revenue: Revenue from existing customers (IT Services segment)
1,233: Total Number of Clients
188+: Community partners
5.9 mn: Number of Beneficiaries (communities)
216: Number of new customers
NPS continues in the top quartile of industry.

Manufactured Capital

- Global service delivery network spanning **224+** locations.
- As a result of GECC, we had an annual electricity saving of **5.22 mn** units and net energy savings of **₹41.887 mn** per annum (across offices located in India).

Stakeholder-centric Outcomes

Investors

- **87.8%** - Total Payout as percentage of Net Income over a block of trailing 3 years.
- Our sound governance, financial management and risk governance provide our investors the assurance of long-term stability.
- Global leadership in investor-led frameworks like the following: member of S&P Global Sustainability Yearbook; Ecovadis- Silver rating and CDP (Climate Change A-, Water A-).

Planet (Environment & Human Well-being)

- Our environmental stewardship activities help reduce the negative externalities and burden on the natural environment. While our contribution may be modest relative to the scale of the challenge, the cost of inaction is far greater. We will continue to strengthen our efforts in this space.
- Beyond our operations, our urban ecology initiatives support underserved urban communities through access to clean water and sanitation, solid waste management, and resilience to urban heat.

Employees

- With a culture rooted in the Spirit of Wipro values and Five Habits, we are constantly raising the bar for a workplace that is inclusive, diverse, fair, safe and that fosters a strong sense of belonging.
- Our efforts have resulted in being recognized by the World Economic Forum for Diversity, Equity and Inclusion (DEI) Lighthouse, 2025 for demonstrating measurable, scalable, and sustained impact in advancing inclusion and belonging, among other distinctions.

Customers

- Scalable enterprise-wide AI implementation capabilities.
- Strengthened client transformation outcomes through AI-led innovation.
- Co-creation of AI-powered solutions for different industry segments.
- NPS continues in the top quartile of industry.

Communities

- Wipro's engagement with communities is rooted in a spirit of partnership and focuses on deep long-term concerns and formed on the bedrock of good governance and the Spirit of Wipro values.
- Engagement on critical issues in Education, Primary Healthcare, and Urban Ecology with deliberative focus on vulnerable urban communities.
- An overarching objective is to strengthen organizational capacity of our partners.

Suppliers

- Our suppliers are critical stakeholders in our business success. Our suppliers are chosen for alignment with Wipro values of integrity and ethical conduct.
- Our investment in capacity building, especially with our MSME suppliers through programs such as WISE, help build responsible and resilient supply chains aligned with ESG principles.

Wipro's efforts in creating meaningful outcomes have been recognized globally; for further details, please refer to our Awards and Recognition on **page 32**.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

56 SUSTAINABILITY AT WIPRO Impact valuation measures a company’s positive and negative externalities on society and the environment. Although the methodologies continue to evolve, it provides a useful way to identify where value is created or diminished across the value chain. Its purpose is to assess both the intended and unintended impacts of business activities across products and services, operations, and the supply chain. By systematically accounting for these externalities, businesses can make more informed decisions that create value for all stakeholders, not just shareholders. Since 2016, we have measured our Environmental Profit & Loss (EP&L), also known as Natural Capital Valuation. This helps us assign a monetary value to natural capital and express different environmental impacts in a common unit. Over the past three years, we have also conducted Human Capital Valuation to assess the financial value of our impacts on employees, and Produced Capital Valuation to evaluate the value created Report for different stakeholders. Factors Considered for Impact Accounting Environmental Parameters Includes GHG emissions, air pollution, water consumption, waste generation, water and land pollution and land use change. This exercise was conducted for our Company (direct operations) as well as our value chain (Purchased Goods and Services, Fuel & Energy-related activities, business travel, employee commute and upstream leased assets). Social Parameters Includes labor practices, community engagement, human rights and health and safety. Economic Parameters Includes financial performance, economic impacts and value chain analysis. - 26 Valuation Wipro’s Natural Capital Valuation Program 2025 Assessment of natural capital impacts involves methodologies that help companies REPORT discover their hitherto hidden impacts (both positive and negative) on nature and natural capital. Discovering hidden impacts helps companies make informed decisions and identify future risks and opportunities. It is a rigorous framework that ANNUAL assesses and quantifies impacts across the six Key Performance Indicators (KPIs) that are part of Environmental factors. The methodology uses a value for the social cost of carbon that varies by country and sector. Typically, it uses a higher discount rate for INTEGRATED developing countries as compared to developed countries, as the former need more ‘ecological space’ and ‘time’ to fulfil their developmental imperatives. WIPRO Impact

57

Methodology

To calculate the impacts of air pollution, only human health impacts were considered, as they contribute to 95% of the total impact. Land use valuation is based on the net change in economic value due to the loss of ecosystem services. In our case, it is calculated for the electricity procured from the grid mix and fuel consumed, because, for direct operations, land use change is not considered material. For calculating the impact of water consumption, the impacts on human health, including the incidence of infectious diseases, and the energy consumption from water provisioning were considered.

Our NCV for FY26

The overall impacts can be broken down into two components–operational impacts and upstream impacts. In FY26, total environmental costs of Wipro's operations and upstream were quantified at $510 million ($270 million in FY25), of which operational and upstream impacts contribute 1% ($3.6 million) and 99% ($506.4 million) respectively.

Our operational impacts saw a significant decline primarily due to an increase in the renewable share of electricity and a decrease in Scope 1 and Scope 2 emissions, hence reducing the proportion of operational impact to the total impact. This year, we also saw an increase in upstream valuation, particularly from our Purchased Goods & Services. This has resulted primarily from (i) increased procurement spend this year; and (ii) the upstream impacts of this spend on Tier II and Tier III suppliers, particularly those attributable to air pollution.

For greater clarity, we have presented below the natural capital valuation from our Operations and Upstream separately. A negative value indicates a positive impact on the environment.


Valuation Intensity by EBIT for Operational Impacts
Intensity ($ per million $ EBIT)
GHG Emissions
FY26 Impact 690
FY25 Impact 1,500
FY24 Impact 2,493
Water and Land Pollution
FY26 Impact 650
FY25 Impact 550
FY24 Impact 694
Air Pollution
FY26 Impact 180
FY25 Impact 370
FY24 Impact 606
Waste Generation
FY26 Impact -170
FY25 Impact -11
FY24 Impact -29
Water Consumption
FY26 Impact 460
FY25 Impact 620
FY24 Impact 850
Land Use Change
FY26 Impact 0
FY25 Impact 0
FY24 Impact 0
There are no impacts on land use change as a result of operations

58 SUSTAINABILITY AT WIPRO Valuation Intensity by EBIT for Upstream Activities Intensity ($ per mn $ EBIT) GHG Emissions Air Pollution 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% FY26 27,310 FY26 2,09,820 FY25 25,500 FY25 79,630 FY24 28,500 FY24 110,000 Water Consumption Water & Land Pollution 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% FY26 12,540 FY26 650 FY25 7,980 FY25 550 FY24 11,150 FY24 710 Waste Generation Land Use Change 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% FY26 1770 FY26 3,500 FY25 1711 FY25 4,600 FY24 429 FY24 8,900 The length of the bars is not representative of the values. Purchased Goods and Services  Fuel- and Energy Related Activities Business Travel Employee Commuting Upstream Leased Assets Within Wipro’s upstream supply chain, Purchased Goods and Services across all tiers of suppliers (94%; $480 million) and upstream leased assets 26—(3%; $14 million) are the top impact categories. 2025 The increased granularity in reporting upstream leased assets has resulted in a slight increase in REPORT impacts from this category. In terms of the sources of impact, air pollution ANNUAL (81%; $420 million) and GHG emissions (11%; $56 million) are the top two contributors. The primary source of air pollution in our impact reporting comes from secondary and tertiary INTEGRATED suppliers. A note on the methodology to measure air pollution impacts is highlighted in the box. WIPRO Refer to page 59

59

Air Pollution Impacts – EEI Methodology

In the spend-based estimation using the EEIO (Environmentally Extended Input-Output) model, the impacts are captured across secondary and tertiary suppliers throughout the full supply chain, creating a multiplier effect. In the case of air pollution, the coefficients include toxic pollutants such as heavy metals, which accumulate across multiple supplier tiers and supporting industries.

Although service-sector vendors typically have low direct emissions, they depend on complex supply chains that rely on electricity, digital infrastructure, transport, business services, and other intermediate inputs. When these dependencies are captured through the Leontief inverse framework, environmental burdens from emission-intensive sectors can accumulate, leading to relatively high upstream impacts.

Since these businesses often generate high economic output with limited physical flows, a larger share of upstream environmental burdens may be assigned per unit of spend.



We constantly try and address previous years' gaps through improved accuracy of input metrics. Till last year, we had not included a sizable category of procurement of services–such as membership fees, health & safety related services–because they were made without a purchase order and we were unable to assign material-categories accurately in the system. Since material categories play a critical role in determining impact valuation, wrong assignment can lead to erroneous results. This year however, we decided to adopt a conservative approach and include this entire category (amounting to around 50% of our total purchased value), despite being unable to bifurcate the spend by material group or user (Wipro or our customer). We recognize the likelihood of over-estimation of impact - one indicator of this is the very high attribution of air-pollution (81%) to the overall value. High air pollution values are typical of material categories like construction materials, electronics (high intensity of heavy metals) but not of services line items even after factoring in all upstream tiers, as indicated in the box above. We will continue to fine-tune our metrics and will report any material re-statements of this particular valuation in our dashboard.

Another indicator of this possible over-estimation is the fact that the picture gets flipped if we do an apple-to-apple comparison after removing this new category. We see that the total impact valuation drops by 22% to $210 million from $270 million. Possible reasons for this decrease include:

- Complete phase-out of R-22 from all our sites, and a decrease in fuel consumption
- Increased percentage of RE (94%), resulting in a decrease in operational valuation as well as a decrease in upstream fuel and energy valuation

60 SUSTAINABILITY AT WIPRO At Wipro, our stakeholders—employees, investors, customers, suppliers, and communities—are central to our value creation journey. We anchor our engagement in trust and stewardship, enabling us to navigate complex social, environmental, and economic priorities while delivering shared value. This approach strengthens our understanding of stakeholder expectations and enhances decision-making efficiency. Our strategy is closely aligned with delivering stakeholder value across six capitals: Natural, Financial, Human, Social & Relationship, Engagement Manufactured, and Intellectual. Capitals Stakeholder Groups - 26 2025 N F Natural Financial Customers Employees REPORT I H ANNUAL Intellectual Human Suppliers Communities S M Social & Relationship Manufactured Investors Planet (and Human INTEGRATED Well-being) WIPRO Stakeholder Impact of capitals on stakeholders Impact of stakeholders on the capitals

61

Employees

- Skills, engagement, wellbeing and attrition directly shape workforce capability and productivity.
- Employees drive creation of IP, AI use-cases, patents and innovation through R&D and the Wipro Innovation Network.
- Workforce practices influence utilization of offices, smart campuses and digital workplaces.
- Commuting, travel and employee behavior impact emissions, energy and resource consumption.
- Ethical conduct, Five Habits culture and volunteering through Wipro Cares build trust with communities and clients.
- Employees are our primary source of revenue.
- Investment in learning, well-being, inclusion and leadership development enhances employability and engagement. Employee surveys and employee grievance mechanisms are ways to get feedback.
- Exposure to AI platforms, innovation labs and emerging technologies enables continuous skill growth and reduces attrition.
- Safe, inclusive, digitally enabled workplaces support collaboration, well-being and productivity.
- Climate-friendly campuses and sustainability initiatives support employee health and increase awareness.
- Inclusive culture and strong values strengthen belonging and retention.
- Employee costs - salaries, well-being, rewards - are a significant component but its impacts on profitability are more than offset by increases in productivity.

Modes and Frequency of Engagement

- Blogs – daily
- 360-degree feedback – annually

Topics of Engagement

- Continuous learning
- Work-life balance
- Compensation and benefits
- Health and safety
- Diversity

Customers

- Complex and evolving client needs drive continuous workforce upskilling and capability building.
- Client co-innovation and solution delivery contribute to industry IP and AI capability development.
- Delivery requirements influence security, location and resilience of delivery infrastructure.
- Customer expectations on sustainability drive adoption of Green IT and low-carbon solutions.
- Expectations on cybersecurity, data privacy and transparency shape trust-based relationships.
- Customer satisfaction directly impacts revenues, margins and litigation exposure.
- Skilled teams enable high-quality, timely delivery aligned to business goals. Quality of human capital can impact CSAT.
- Culture of intellectual development (R&D, Patents, etc.) can provide innovative solutions for customers.
- Reliable global delivery centers ensure continuity and scalability of services.
- Low-carbon delivery and sustainability solutions support customers' ESG objectives.
- Strong governance and transparency enhance long-term customer confidence.
- Financial stability enables sustained investments in customer-focused solutions.

Modes and Frequency of Engagement

- Strategic and operational reviews
- Customer meets
- Formal customer feedback and surveys

Topics of Engagement

- Quality and timeliness of delivery
- Impact on customers' business goals

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SUSTAINABILITY AT WIPRO

Suppliers & Partners

- Supplier labor practices and adherence to human rights expectation is driven by TPRM and abiding to SCOC.
- Partner collaborations support co-development of tools, platforms and solutions.
- Reliable sourcing ensures continuity of IT, facilities and delivery infrastructure.
- Supplier operations contribute to Scope 3 emissions and environmental footprint.
- We build strong relationships with our suppliers and partners. Adherence to Supplier Code of Conduct shapes trust.
- Strong supplier relationships ensure secure sourcing of critical inputs to our operations which are important for the stability of our business continuity.
- Capability-driven engagement supports effective collaboration and compliance.
- Environmental standards and WISE engagement guide supplier sustainability practices.
- Fair procurement and long-term partnerships strengthen mutual trust. Suppliers can raise grievances through Wipro's Ombuds program ensuring fairness.

Modes and Frequency of Engagement

- Regular operational reviews
- Supplier meets
- Vendor surveys

Topics of Engagement

- Ease of doing business with Wipro across the order-to-payment life cycle
- Ethical business conduct and social practices

Communities

- Our community work creates intangible knowledge embedded in social sector practices. Also, some of our funding is for innovation incubators.
- Local environmental conditions affect water availability and biodiversity outcomes.
- Governance and transparency expectations from external bodies as well as laws help shape our policies and processes that, in turn, shape relationship of trust. Building partnerships with NGOs and grassroot organizations to contribute in a deep, meaningful manner to a more equitable, humane and sustainable society.
- Wipro's CSR spend on social and community initiatives is a P&L item.
- Wipro employees engage actively by volunteering with communities through Wipro Cares.
- We provide upskilling through our Talent Next program to enhance employability.
- Climate-friendly buildings reduce pressure on shared resources. Additionally, we extend our good practices to communities around our campuses.
- Our boundaryless approach to Natural capital extends to our communities, which benefit from initiatives such as micro-watershed management, groundwater management, etc. (ii) Sometimes local community practices and ecosystems influence infrastructure design e.g. better water conservation by communities enhances availability for companies.
- Sustained CSR funding supports community development programs.

Modes and Frequency of Engagement

- Periodic meetings with partners
- Open meets with the community
- Partner newsletters

Topics of Engagement

- Primary healthcare for rural communities
- Environmental issues that affect disadvantaged communities
- Education for disadvantaged children
- Long-term rehabilitation for disaster-affected areas

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63

Investors

- Expectations on talent productivity and leadership depth influence people strategy.
- Venture investments and acquisitions can strengthen and augment our IC.
- ESG expectations influence climate targets and disclosures. Potential payoffs from more favorable terms in debt-instruments aligned with ESG targets.
- Developing and maintaining trust and transparency is a key cornerstone of our investor relations.
- Investors influence capital availability, market valuation and financial stability.
- Strong human capital performance supports sustainable returns and has a direct correlation with shareholder and investor return.
- Investments in leading edge technology - e.g., AI - can help enhance profitability and deliver better investor returns.
- Efficient assets protect margins and returns.
- Performance in the ESG disclosures related to climate action drive investor confidence.
- Investor frameworks - e.g. S&P DJSI - could potentially help strengthen our governance practices and our investor relationships.
- Proven and direct correlation between company's financial performance and investor returns.

Modes and Frequency of Engagement

- Annual General Meeting
- Annual Report

Topics of Engagement

- Corporate governance
- Financial performance
- Labor and human rights
- Attrition
- Compliance

Planet and Human Well-being

- Climate risks affect employee safety and wellbeing.
- Innovations in Green technologies (Shifting from Data centers to Cloud, energy efficient software, AI-driven solutions)
- Environmental constraints drive resilient infrastructure design, such as initiatives around energy, water, waste and IAQ.
- Reducing our environmental and climate footprint through various initiatives in water, waste and GHG emissions reduced our dependency on Natural Capital.
- Environmental and planetary health are closely correlated with the well-being of communities and society.
- Measuring our Natural Capital Valuation to understand the financial impact on our natural resources.
- Employee awareness programs promote sustainable behavior.
- Stable environments protect infrastructure and extent asset life.
- Conservation and restoration initiatives protect ecosystems.
- Community collaboration drives collective climate action.
- Capex and Opex Investment in initiatives that help reduce our impact on the planet.

Modes and Frequency of Engagement

- Employee awareness programs
- Supplier engagement

Topics of Engagement

- Planetary Health: Climate change, water, waste, biodiversity
- Human Resilience: Health and well-being, climate literacy, ecological restoration, inclusive infrastructure
- Sustainability Education: Employee awareness programs, education in schools and colleges, collaborations with universities

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SUSTAINABILITY AT WIPRO

Materiality Assessment.

Strategic stakeholder engagement helps us identify and prioritize the issues that matter most to our stakeholders. This materiality assessment process enables us to focus on topics most relevant to both our organization and the stakeholders we engage with.

Grouped under Environmental, Social, and Governance (ESG), these topics guide the alignment of our goals and targets with organizational strategy. They also help us manage risks, identify opportunities, and strengthen stakeholder trust.

Our Approach to Assessing Material Topics

Our approach to assessing material topics is structured to ensure a systematic evaluation of ESG priorities. This approach follows a three-stage framework for defining stakeholders, identifying issues, and prioritizing them. These are then implemented through four key steps: Identify, Design, Collect, and Analyze.


Identify
Relevant ESG topics are identified based on inputs from internal stakeholders, peer reviews and benchmarking, sector scans, media reports, and material topics outlined by frameworks such as SASB, MSCI, EcoVadis, S&P Global's CSA, BRSR, GRI, and ISSB.
Design
A stakeholder engagement methodology is developed, including the identification of a representative set of internal and external stakeholders and the creation of customized questionnaires to capture their responses.
Materiality Assessment
Collect
Data is collected from internal and external stakeholders through surveys, along with FGDs for selecting stakeholders.
Analyze
Stakeholder responses are analyzed, weights are determined for stakeholder groups, themes are categorized into sub-topics. These are then synthesized into a materiality matrix.

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65

Double Materiality Assessment

During the year, we conducted a comprehensive double materiality assessment to identify ESG matters significant to Wipro, considering their potential and actual Impacts, Risks, and Opportunities (IROs). The assessment reflects both financial and impact materiality, evaluating the influence of ESG factors on financial performance and the Company's impact on the environment and society.

Aligned with the European Sustainability Reporting Standards (ESRS), this approach ensures consistency, transparency, and comparability in sustainability disclosures, while supporting informed decision-making and responsible business practices.

Our Approach for Double Materiality

- Map and define the value chain
- Identify key ESG matters
- Assess potential impacts, risks, and opportunities
- Conduct stakeholder engagement
- Evaluate impact and financial materiality
- Finalize material topics and reporting requirements

The difference in how we approach Double Materiality is in evaluating the impacts, risks and opportunities for each material topic. Whereas in single materiality, we are only looking through the impact lens on how our organization impacts environment and society, the double materiality lens also looks at the risks and opportunities from the environment and climate on our business.

Outcomes of our last Materiality Exercise

Our previous materiality exercise was done in 2023. The first step was to prioritize material topics through engagement with internal and external stakeholders, enabling us to capture their perspectives on a shortlisted set of ESG topics spanning Environmental, Social, and Governance issues. In addition, survey responses were interpreted within a broader context by considering insights from secondary research and the reflections captured during Focus Group Discussions (FGDs) with Wipro's senior leadership.

An initial list of 50 material topics was considered in our materiality exercise, derived from multiple ESG frameworks, customer expectations and standards. This list was subsequently refined to 25 topics and organized into eight main themes. Stakeholder-specific questionnaires were developed, and responses were sought from all stakeholders–employees, customers, investors and suppliers. In total, approximately 530 stakeholder responses were recorded, along with two in-depth FGDs with Wipro's leadership team.

The responses were mapped against business relevance and stakeholder relevance. Topics positioned closer to the 45-degree line indicate an alignment between both views in terms of relevance, importance and potential impact. These insights were consolidated into eight broad themes, reflecting issues that are intricately linked to the way we do business.

This materiality exercise led to the formulation of seven key ESG goals as shown.

Environmental Stewardship across the Value Chain

Goal #1: Contribute effectively to actions across the value chain on the climate change challenge

Goal #2: Responsible management of scarce water resources

Social – Building a Future-ready Workplace and Strengthening our Community Work

Goal #3: Build and promote a culture of inclusion by nurturing diversity and shaping behaviors

Goal #4: Empower employees through continuous learning opportunities

Goal #5: Prioritize employee health, well-being and safety at all times

Goal #6: Contribute in a deep, meaningful manner to a more equitable, humane and sustainable society

Governance – Aligning Purpose, Transparency and Trust

Goal #7: Maintain the highest standards of governance based on the bedrock of Wipro values and ethical business conduct

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SUSTAINABILITY AT WIPRO

Materiality Linkages with Corporate Strategy

Ethical Governance and Transparency

Material Topics

- Corporate Governance and Business Ethics
- Risk Management, including business continuity and contingency planning
- Stakeholder relationships and engagement
- Transparency in disclosures

Progress in FY26

- Placed in the Next Leader Category in the Indian Corporate Governance assessment by IiAS.
- Aligned reporting with global frameworks (ISSB, GRI, SASB, TCFD, BRSR)
- Integrated enterprise risk management with ESG and climate risk oversight
- 89% employees trained in the Code of Business Conduct (COBC)

Relevance to Wipro

Ethical rigor, integrity, and transparency are fundamental to how we conduct business. We believe these principles are essential to building lasting relationships with clients and suppliers, which in turn creates long-term value. Wipro's corporate governance framework has evolved over time, drawing on globally recognized principles and grounded in the values of the 'Spirit of Wipro'.

Cybersecurity and Data Protection

Material Topics

- Compliance with Cybersecurity Regulations

Progress in FY26

- Expanded coverage of ISO 27001 certification
- Implemented Third Party Risk Management Framework for suppliers
- 90% of employees completed cybersecurity awareness training

Relevance to Wipro

Cybersecurity risk management is a core part of our enterprise risk management program. We have established a layered cybersecurity framework supported by policies, standards, and procedures enabling threat detection, continuous monitoring, and incident response. We apply rigorous data privacy controls to protect the Personal Identity Information (PII) of employees, customers, and suppliers and provide cybersecurity services that help customers build resilience through advisory-led solutions that balance AI adoption with risk, security, and governance considerations. All employees are required to complete annual cybersecurity training, and detailed vendor risk assessments are conducted to safeguard Wipro's data.

Customer Centricity

Material Topics

- Customer satisfaction and engagement

Progress in FY26

- Maintained strong client relationships with 97.3% revenue from existing customers (IT services)
- Wipro NPS continues to be in the top quartile of the industry

Relevance to Wipro

Acquiring and retaining high-value customers is central to our business strategy. Customer-centricity is central to us in many ways. We capture the voice of the customer through multiple channels, including regular reviews, CSAT, and Net Promoter Score (NPS), and continuously use this feedback to strengthen our customer strategy.

Innovation and Emerging Technology

Material Topics

- R&D and innovation
- Protecting intellectual property rights

Progress in FY26

- Invested ₹4,499 million in R&D and leveraged Wipro Innovation Network for technology development
- Strengthened IP portfolio with 1,907+ patents and 344 registered trademarks, supported by robust cybersecurity and IP protection frameworks

Relevance to Wipro

Innovation is essential to staying competitive in emerging areas. We advance technology solutions through the Wipro Innovation Network, where ideas are developed and tested. In addition, Wipro Ventures, our $500 million venture capital arm, invests in early- and mid-stage enterprise software startups aligned with our technology priorities.

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67

Future-ready Workforce

Material Topics
- Talent attraction and retention through Learning and Development (L&D)
- Fair labor practices and human rights, including fair compensation and remuneration
- Inclusion and diversity

Progress in FY26
- Trained 85,219 employees in advanced AI skills; 93,994 employees acquired Master AI skills
- The gender pay parity ratio is 0.98 (average female salary/average male salary)
- Recognized for global DEI leadership and inclusion by World Economic Forum, CII, Avtar & Seramount and other prestigious organizations. Please refer to our Awards and Recognition on **page 32**.

Relevance to Wipro

A skilled and motivated workforce is the backbone of the organization. We build future-ready capabilities through continuous learning and upskilling platforms such as wiLearn and WiAspire, with a focus on next-generation technologies, including GenAI.

Responsible Supply Chain

Material Topics
- Responsible supply chain management
- Supplier diversity and resilience

Progress in FY26
- Strengthened ESG-aligned procurement through Supplier Code of Conduct, audits, and sustainability programs (WISE, TPRM)
- Achieved 16.84% diverse supplier spend and 8.4% MSME spend, supported by mentorship and risk management programs

Relevance to Wipro

Building a supplier base grounded in ethics and sustainability strengthens supply chain resilience. Suppliers with strong governance practices are more reliable and uphold higher quality standards, thereby reducing reputational risk.

Community Impact

Material Topics
- Social impact and community engagement

Progress in FY26
- Impacted 5.9 million beneficiaries, including 2.89 million children, including 148,467 children with disabilities.
- Strengthened healthcare access for ~1 million women and ~1.7 million children
- Invested ₹2,274 million in CSR initiatives and partnered with ~188 organizations to drive inclusive and equitable community development

Relevance to Wipro

Wipro's community engagement across education, healthcare, and ecology serves two objectives: primarily addressing critical human well-being needs and secondarily building long-term goodwill. We believe our license to operate must extend beyond legal compliance and be earned through the trust of the communities we engage with. Our deep community engagement, therefore, strengthens our societal license to operate.

Environmental Stewardship and Climate Action

Material Topics
- Climate action (mitigation) and GHG emissions
- Environmental sustainability management Green data centers and campuses
- Climate risks and resilience (physical and transition)

Progress in FY26
- Achieved 92% reduction in Scope 1 and Scope 2 emissions and 94% renewable energy usage
- Achieved 98% waste diversion from landfill
- Treated and reused water formed 34% of our total water consumption
- Strong focus on energy-efficient infrastructure and green buildings, including centralized monitoring of ~90% building space for energy and IAQ
- S&P Global Sustainability ranking: #6 in IT sector globally

Relevance to Wipro

Wipro has a global footprint, with around 21 owned and operationally controlled offices and about 196 leased spaces. Reducing the environmental impact of our operations and services is central to our sustainability commitments. Our climate and environmental actions reflect our responsibility to society while also delivering business value. For example, investments in building energy efficiency offer strong financial returns. In addition, addressing climate risk and ensuring business continuity is becoming increasingly important as climate related weather event become more frequent.

68 SUSTAINABILITY AT WIPRO At Wipro, our ESG and Sustainability approach is deeply rooted in our core values and guided by global industry benchmarks, materiality assessments, and continuous stakeholder engagement. Anchored in the Spirit of Wipro, our governance framework integrates ethical conduct and sustainable practices across operations, enabling long-term value creation and responsible growth. We recognize sustainability as a shared responsibility embedded across the organization. This commitment spans all levels, functions, and business units, with multiple teams playing a critical role in driving outcomes. Our Global Operations Team, Global People Function, Investor Relations Team, Global Procurement Team, and Legal Team are central to anchoring, shaping, and executing our ESG priorities. Oversight of sustainability initiatives is exercised at the corporate level under the guidance of the Chairman, the Board of Directors, and the Wipro Executive Board. In addition, Board-level committees comprising Independent Directors actively contribute to sustainability governance, providing strategic direction, oversight, and accountability to ensure alignment with and long-term value creation and responsible business practices. Governance The overarching responsibility for the Company’s ESG charter rests with the Chief Executive Officer (CEO). This includes Climate Change as a key element. The Global Head of Sustainability and Social Initiatives (the Chief Sustainability Officer) oversees the overall sustainability charter. The Global Head reports to the Chief Human Resources Officer, who is part of the Wipro Executive Board, the organization’s senior-most executive body, comprising a core group of corporate leaders. 26 ESG Governance at Board Level: Our Board’s governance of sustainability—2025 falls under the Nomination and Remuneration Committee (that also serves as the Corporate Social Responsibility Committee) and is led by an Independent Director. This apex body oversees Wipro’s sustainability REPORT Strategy policy and programs. Composed entirely of Independent Directors, the Committee also reviews the Company’s policies on Corporate Social ANNUAL Responsibility, including public issues of significance to the Company and its stakeholders. At Wipro, all sustainability programs adhere to the organization’s regular INTEGRATED planning and budgeting cycles. These programs are reviewed quarterly at multiple levels, by the Board, the Group Executive Council and the Chairman. The progress of ESG goals is monitored by the Board during WIPRO ESGGovernance quarterly meetings.

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Organization Structure

At Wipro, we operate multiple sustainability initiatives based on the principle of building a coalition or network of partners, both internal and external. The Global Head of Sustainability oversees the operation of sustainability programs and reporting. This includes the responsibility of formally reviewing and approving sustainability disclosures and seeking assurance for reports.

Our ESG Governance Framework


Board Oversight
Board of Directors
Founder Chairman & Chairman
Independent Directors
Executive Director
Board Committees
Committees of the Board
Audit, Risk & Compliance Committee
Also oversees risk management, including evaluation of climate and ESG risks and their strategic alignment.
Nomination & Remuneration Committee
Also serves as the CSR and Sustainability Committee, providing oversight and independent scrutiny of related activities. Led by an Independent Director, it receives periodical updates from the Sustainability Team.
Administrative & Stakeholders Committee
Also oversees stakeholder relationships and manages shareholder and investor grievance redressal.
Sustainability Reporting Chain
Chief Executive Officer (CEO)
The overarching responsibility for the Company's ESG charter rests with the Chief Executive Officer (CEO)
Chief Human Resources Officer (CHRO)
Global Head – Sustainability & Social Initiatives (Chief Sustainability Officer (CSO))
Corporate Sustainability Team
Functional Working Groups
Facilities Management
Environmental compliance, water, energy, RE & EV transition.
Human Resources
Social aspects, DEI policy, training & digital skilling programs.
Risk Management
Risk identification & Enterprise Risk Management System. Ensures mitigation.
Procurement
Sustainable and diverse supply chains, supplier screening and compliance.

Responsibility Matrix

All key organizational stakeholders have vested responsibilities related to planning, execution, evangelization, review, and advocacy of the sustainability agenda of the Company. The roles and responsibilities are represented below:

Roles and Responsibilities of our Stakeholders

Stakeholder	Planning & Review	Execution	Internal Evangelizing	External Advocacy
Board of Directors	✓			
Executive Board	✓		✓	✓
Business Leadership	✓		✓	✓
Facilities Management Group	✓	✓		
Infrastructure Creation Group	✓	✓		
Ecoeye – Sustainability Office	✓		✓	✓
Employee Chapters			✓	
Human Resources	✓		✓	✓
Finance	✓			
Corporate Affairs, Brand & Communication			✓	✓
Risk Office	✓		✓	
Legal and Compliance			✓

70 VALUE CREATION FOR STAKEHOLDERS We have always strived to enhance shareholder value for our investors through regular, stable and consistent distribution of returns. Effective from FY26, the capital allocation policy was revised, under which the Company expects to return 70% or more of the net income cumulatively over a three-year period through a combination of dividends, special dividends and/ or share buybacks, subject to applicable laws, and requisite approvals, if any. Key Linkages Strategy Capitals UN SDGs Enhancing shareholder value through stable and Financial consistent returns. H Human Risks Intellectual • Compliance Social & Relationship • Performance Natural Shareholder Returns Cash Dividends: The cash dividend paid a buyback proposal, subject to the for the year ended March 31, 2025, was approval of our shareholders through ₹ 6 per equity share. The cash dividend postal ballot, for purchase by the Returns paid during the year ended March 31, Company of up to 600,000,000 equity 2026, was an interim dividend of ₹ 11 per shares of ₹ 2 ($0.02) each (being 5.7% equity share. The Board recommended of total paid-up equity share capital)—26 the adoption of the interim dividend of from the shareholders of the Company 2025 ₹ 11 per equity share as the final dividend on a proportionate basis by way of a for the year ended March 31, 2026. tender offer at a price of ₹ 250 ($2.71) per equity share, for an aggregate REPORT Issue of Bonus Equity Shares: Issue of amount not exceeding ₹ 150,000 million bonus shares in FY25 to shareholders ($1,599 million), in accordance with ANNUAL (including stock dividend to ADS holders) the provisions contained in the SEBI in the ratio of 1:1 (1 equity share for (Buy-back of Securities) Regulations, every 1 equity share held). 2018 and the Companies Act, 2013 INTEGRATED Buyback of Equity Shares: In the and rules made thereunder. Transaction recently concluded Board meeting on costs due on the buyback of equity WIPRO Investor April 16, 2026, the Board approved shares will be paid separately.

71

Key Ratios

Particulars	FY26	FY25	FY24	YoY Change	Favorable/Adverse
Revenue (in ₹ million)	928,093	890,916	897,943	4.2%	F
IT Services Operating Margin	17.2%	17.1%	16.1%	0.2%	F
Net Income Margin	14.2%	14.7%	12.3%	-0.5%	A
Earnings Per Share (in ₹)	12.60	12.56	10.44	0.3%	F
Price Earnings Ratio (times)[1]	14.89	20.88	22.98	-28.7%	A
Return on Net Worth[2]	15.4%	16.7%	14.5%	-1.3%	A
Current Ratio (times)[3]	2.05	2.72	2.58	-24.6%	A
Debtors Turnover (times)[4]	6.81	7.55	7.51	-9.7%	A
Free Cash Flow as % of Net Income[5]	101.4%	118.4%	152.7%	-17.0%	A
Debt-equity (times)	0.19	0.19	0.19	-3.0%	A
Interest Coverage Ratio (times)	0.38	10.24	10.84	1.3%	F

A Adverse F Favorable

Note: Key Ratios are calculated as per Consolidated Financial Statements under IFRS.

Reasons for Significant Changes

1. Price-Earnings Ratio is computed as the market share price as on 31 March of the respective years divided by Earnings Per Share (EPS). The share price decreased by 28.5%, resulting in a decrease in the Price-Earnings ratio.
2. Current Ratio is computed as current assets divided by current liabilities. Current liabilities have risen on account of the upcoming maturity of $750 million in unsecured notes issued by Wipro IT Services LLC. These notes, mature on June 23, 2026, and have therefore been reclassified from long-term to short-term borrowings in the current period.
3. Debtors Turnover Ratio is computed as turnover divided by trade receivables. Trade receivables went up by 15.4%, whereas turnover increased by 4%, resulting in a reduction in the debtors turnover ratio.
4. Return on Net Worth % is computed as Net Income divided by Average Net Worth. It declined as Net Income increased by 0.4%, while Net Worth rose 6.9%.
5. Free Cash Flow as % of net income is computed as operating cash flow adjusted for cash inflows/outflows on account of proceeds from the sale/purchase of property, plant and equipment. The reduction in the free cash flow to Net Income ratio is due to an increase in trade and unbilled receivables.

Financial Performance


IT Services Revenue ($ mn)
FY26 10,478
FY25 10,512
FY24 10,805
IT Services Operating Margin[1] (%)
FY26 17.2
FY25 17.1
FY24 16.1
Large Deal Bookings[2] ($ mn)
FY26 7,829
FY25 5,368
FY24 4,573
Number of $100 mn+ Customers
FY26 16
FY25 17
FY24 22
Net Utilization (Excluding Trainees) (%)
FY26 84.5
FY25 85.6
FY24 84.8
Voluntary Attrition (excluding DOP) (%)
FY26 13.8
FY25 15.0
FY24 14.2
Operating Cash Flow to Net Income[3] (%)
FY26 112.6
FY25 128.2
FY24 158.6
Earnings Per Share (₹)
FY26 12.6
FY25 12.6
FY24 10.4
Payout Ratio[4] (%)
FY26 87.8
FY25 61.5
FY24 54.5

1 IT Services Operating Margin refers to the segment results total as reflected in IFRS financials.
2 Large Deal Bookings constitute deals greater than or equal to $30 million in total contract value terms.
3 Operating Cash Flow to Net Income is computed as operating cash flow divided by Net Income.
4 Payout Ratio has been computed by dividing the payout (comprising interim and final dividend declared for the respective financial year and buyback, if any, considered based on the date of the Board's approval) to shareholders divided by Net Income on a trailing three-year basis.

72 VALUE CREATION FOR STAKEHOLDERS We operate in a time when economic progress and environmental stewardship must reinforce each other. For decades, we have embedded environmental responsibility in our values and extend it across our operations. For more Sustainability than two decades, our commitment to sustainability has moved beyond policy frameworks and standard operating procedures into tangible action and measurable progress, aligned with broader societal and community needs. Key Linkages - 26 Strategy Capitals UN SDGs 2025 Commitment to climate action and a boundary-less Financial approach to addressing H Human REPORT environmental issues. Intellectual Risks ANNUAL Social and Relationship • Physical risks from climate Natural change (drought, flooding, urban heat) Manufactured INTEGRATED • Unethical practices by Wipro’s social sector partners WIPRO Environmental

73

We have been early adopters of formal environmental targets, backed by dedicated investments and resourcing. Our climate commitments are aligned with the Science Based Targets initiative (SBTi), grounded in the latest climate science and the Paris 2050 Net Zero targets. These targets aim to limit global warming to well below 2°C above pre-industrial levels, while pursuing efforts to restrict it to 1.5°C. This approach is operationalized through science-based targets that are periodically strengthened in line with evolving national and global climate ambition, including countries' Nationally Determined Contributions (NDCs).

In FY26, we further intensified our efforts to reduce our carbon footprint, improve resource efficiency, and deepen environmental stewardship across the organization. Through strategic investments in renewable energy, advanced water and waste management systems, and collaborative innovation, we are making an effort to reduce our environmental footprint on this planet. While the numbers we report on energy, emissions, water, and waste reflect measurable progress, they represent only part of a larger journey; it's about understanding our integral role in the larger world we all share.

Our environmental strategy is built upon five key pillars:

- Optimizing energy usage
- Minimizing GHG and air emissions
- Water conservation and recycling
- Waste reduction and circularity
- Biodiversity preservation

Energy

Powering the Digital Future, Responsibly

As an IT Services company, ensuring responsible energy use across the facilities that support our digital transformation work we do for clients is a foremost priority. Our energy strategy focuses on improving efficiency while steadily transitioning toward renewable sources. Through platforms such as our Global Energy Command Centre (GECC), we leverage data analytics to monitor and optimize consumption in real time. We continue to invest in renewable energy through multiple routes, including group captive arrangements, to strengthen our renewable energy footprint.

Water

From Conservation to Restoration

In a water-stressed world, our responsibility extends beyond our campuses into the communities we operate in. We treat water as a shared community resource, driving efficiency through extensive reuse supported by smart metering and rigorous measurement. We continue to upgrade our water and wastewater infrastructure, while also augmenting our supply through rainwater harvesting and the procurement of treated municipal water to reduce our dependency on freshwater.

GHG Emissions

Decarbonizing our Digital Footprint

We remain committed to achieving Net Zero across our GHG emissions by 2040. Having made significant progress on our Scope 1 and Scope 2 targets, our focus extends beyond our own operational boundaries. We recognize that our most significant impact lies in our value chain, and our strategy focuses on collaborative partnerships with our suppliers backed by data intelligence to drive decarbonization across the supplier ecosystem. Our flagship program, Wipro Initiative for Supplier Engagement (WISE), seeks to drive supply chain decarbonization by building supplier capabilities and embedding sustainability awareness across the value chain, while reimagining sustainable travel policies for our global workforce and championing the transition to electric mobility.

Waste

Designing for Circularity

Our integrated approach to waste management is rooted in circularity, with a focus on reducing waste at source and enabling reuse and recycling through structured systems and a network of responsible partners. We have also implemented targeted solutions for challenging waste streams, including partnerships such as PadCare to upcycle menstrual waste, the Billion Carbon initiative at our Pune campus for organic waste management, and collaborating with a third-party vendor for recycling C&D waste. We explore options to enhance our waste management and recycling initiatives to further reduce our downstream footprint.

74

VALUE CREATION FOR STAKEHOLDERS

The Sustainability Dashboard

Renewable Energy (%)


FY26 94
FY25 84
FY24 76
FY23 60

Energy Performance Index (Energy Intensity by Area)


FY26 80.6
FY25 88.3
FY24 84
FY23* 181

*EPI for FY23 considered 50% effective area coverage.

Scope 1 & 2 Emissions


68,760
38,928
31,462
15,724
6.1
3.6
2.9
1.5
FY23
FY24
FY25
FY26

Emission (Tons of CO_2e)
Emission Intensity by Revenue (Tons of CO_2e/mn $)

Scope 3 Emissions


271,793
172,188
188,224
170,928
24.4
15.9
17.9
16.3
FY23
FY24
FY25
FY26

Emission (Tons of CO_2e)
Emission Intensity by Revenue (Tons of CO_2e/mn $)

Water


37%
35%
31%
34%
149
119
75
62
FY23
FY24
FY25
FY26

Percentage of Reused Water in the Total Water Consumed
Water Intensity by Occupancy (Lit/pax/day)

Waste Recycled (Excluding C&D)


2,939
3,673
4,653
5,726
85%
94%
97%
98%
FY23
FY24
FY25
FY26

Total Waste Generated (metric tons)
Waste Recycled

Other Relevant Metrics

Total Floor Area (FAR) in m^2	2,419,797
Total Revenue in $	10,478
Seat Count*	124,504
Occupancy	54,963

*India operational controlled sites.

Our commitment to environmental stewardship is guided by a comprehensive Environment Policy and robust Environmental Management System, aligned with ISO 14001 standards. On a global scale, 89% of the sites (17 out of 19 sites) under Wipro's operational control have received ISO 14001 and ISO 45001 certification. Further details on our ISO certifications are available under ISO Certificates.

For more details on our environmental metrics, refer to ESG Dashboard FY26.

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75

Energy Management

Our energy management is guided by a comprehensive Energy Policy that is reviewed and updated annually, clearly defining its scope, approach, expected outcomes, and intended impacts. Operational energy demand primarily arises from air conditioning, lighting, and allied electrical systems. Energy efficiency and conservation are central to our strategy.

Efficiency is driven by architectural design and the adoption of energy-efficient equipment and technologies, while conservation is enabled through operational practices such as conditioning only occupied areas of our buildings. We continuously work to reduce energy intensity across both our physical and digital infrastructure.

↑ Targets and Performance

Target

100% RE by 2030

Performance

94%

Of our electricity comes from renewable sources

Program Highlights

Our approach is rooted in internationally recognized standards and intelligent technology. Our Environmental Management System (EMS) is guided by the ISO 14001 standard, a commitment extended to ISO 50001 certification for energy management across 35% of our operational office space. We ensure that all new campuses achieve IGBC certification, while older campuses are retrofitted to improve efficiency. As early adopters of Green Building Design, 31 of our buildings are IGBC certified.

Our newest facilities in Bengaluru and Hyderabad are designed to achieve an Energy Performance Index (EPI) of below 80 units/sqm per annum. These campuses incorporate energy-efficient systems such as rotary UPS systems, which eliminate the environmental impact associated with traditional battery manufacturing and disposal. They are also designed with features such as an integrated Underfloor Air Distribution (UFAD) system, terracotta façades, and upgraded Chiller and Air Handling Units (AHUs). The current EPI is 65 units/sqm.

We also conduct internal audits and assessments at regular intervals to uphold best practices in environmental management and health and safety across all our campuses. At the core of our operational efficiency is the Global Energy Command Centre (GECC). This platform enables monitoring of energy use across 17.33 million sq ft of our Indian campuses.

By using IoT and data analytics, we achieved cumulative annual savings of 5.2 million units of electricity and ₹41.8 million, supporting continuous system optimization. The platform integrates Building Management System (BMS) inputs to strengthen operational control and improve energy efficiency. Any deviations are tracked and addressed through in-house or OEM support, and key Annual Maintenance Contracts (AMCs) are linked to energy efficiency and system availability outcomes.

Key Metrics

Our Current Energy Mix: Total energy consumption under our operational control amounted to 195 million kWh, as compared to 209.4 million kWh in the previous year, of which 174 million kWh is renewable energy.

Our Current Energy Mix (mn kWh)


174 Renewable Energy
11 Grid Power
10 Backup Power (DG)

Total Power

195 mn kWh

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Energy Transition: Our energy transition journey started in 2018. Currently, 94% of our purchased electricity is sourced from renewable sources. Our CAPEX investment into Group Captive has been primarily responsible for advancing our share of renewable energy, supported by open access Power Purchase Agreements (PPAs) as well as Virtual PPAs.

Energy Intensity: We track energy intensity based on revenue, floor area and occupancy. Floor area is the most relevant metric for energy intensity calculations as it provides a consistent and comparable basis for normalizing energy use and as it directly reflects the scale of built space consuming energy.

Energy Intensity by	FY26	FY25	FY24	FY23
FAR - Area (kWh/sqm)	80.6	88.3	84	181
Revenue (MWh/mn $)	18.6	19.9	18.8	16.9
Occupancy (kWh/pax/day)	9.8	12.1	23.5	26.7



GHG Emissions Management

Our approach is guided by our Net Zero roadmap, established as one of the first seven companies worldwide with targets approved by the Science-Based Targets initiative (SBTi). We utilize the GHG Protocol methodology to calculate and monitor our emissions. With improved methods for measuring the Scope 3 baseline, we are also establishing robust processes to mitigate these value chain emissions.



Targets and Performance

Target

Net Zero to be Achieved on Scope 1, Scope 2 and Scope 3 by 2040

Performance

70%

Reduction in total emissions across all Scopes targeted from the set baseline

(Scope 1 and 2: 2017 baseline; Scope 3: 2020 baseline)

Target

59% reduction to be achieved in Scope 1 and Scope 2 Emissions by 2030 from 2017 baseline

Performance

92%

Reduction of Scope 1 and Scope 2 from 2017 baseline

Target

55% reduction to be achieved in Scope 3 Emissions by 2030 from 2020 baseline

Performance

65%

Reduction of Scope 3 from 2020 baseline

Note: SBTi approved top 3 categories

WIPRO INTEGRATED ANNUAL REPORT 2025-26

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Program Highlights

In FY26, our focused efforts on decarbonization led to significant progress. Our primary reliance on renewable energy and energy efficiency upgrades has yielded measurable results.

Scope 1 and 2 – Direct Operations and Purchased Energy

Emissions (tons CO_2e)		FY26	FY25
SCOPE 1	Fuel	2,453	2,882
	Refrigerant	5,196	5,164
	Total	7,649	8,046
SCOPE 2	Electricity	8,075	23,416

Scope 3 – Value Chain Emissions

Category	FY26	FY25
Purchased Goods and Services	29,770	32,866
Capital Goods	9,954	--*
Upstream Fuel and Energy	2,911	16,349
Waste Emissions	31	58**
Business Travel	29,420	30,315
Employee Commute	66,253	72,858
Work from Home Emissions	11,027	12,310**
Upstream Leased Assets	20,034	20,183
Downstream Leased Assets	1,528	3,285**
Total Emissions (tons CO_2e)	**170,928**	**188,224**

*In FY25, Category 1 & 2 data were not bifurcated, and the entire emissions were combined and included in Category 1.

**FY25 figures have been restated for accuracy.

GHG Emissions Intensity

Our systematic efforts to increase the share of renewable energy in our overall energy mix have resulted in a significant YoY decline in emission intensity across various metrics, including occupancy, floor area and revenue. Emission intensities have been depicted in the Sustainability dashboard above.

For more details related to Environment-related KPIs, please refer to Wipro's ESG Dashboard.

Scope 3 - Policies and Plans in Action

Scope 3 emissions represent 92% of our total GHG footprint. We are continuously refining our measurement processes and implementing tailored strategies for our four most significant emission categories.



Employee Commute

GHG emissions pertaining to employee commute are the largest contributor to our Scope 3, especially driven by the fact of a visible increase in return-to-office numbers. We are building systems and processes to encourage and enable employees to switch to low-emission options for commuting. One initiative to encourage the shift toward public transportation is to work with the Bangalore Metropolitan Transport Corporation (BMTC) and provide dedicated space for BMTC buses to operate from our Kodathi office as a starting point, enabling better access.

For private vehicles, electric mobility is gaining ground. Our efforts toward the EV transition follow a two-pronged approach:

Fleet Electrification: As a member of the EV100 initiative, we are electrifying our leased vehicle fleet used to ferry employees in 24/7 DOP services. We are committed to transitioning our entire global fleet to EVs by 2035 (the deadline has moved due to market challenges across geographies). Our Kochi campus has already achieved 100% EV deployment. We are exploring investments in charging infrastructure and incentives to promote sustainable transport.

Collaborative Mobility: As we encourage employees to transition to EVs, we are simultaneously evaluating our EV infrastructure for increased adoption. One of our recent awareness campaigns is in collaboration with the Bangalore Municipality, called the "Hejje-Gala Campaign", which is a city-wide active mobility challenge that encourages corporate organizations to promote walking and cycling as primary commute modes. Through app-based tracking and measuring walking and cycling distances, the campaign aims to create awareness of climate change and encourage users to adopt alternate modes of transport.

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Purchased Goods & Services

As our second largest source of Scope 3 emissions, our supply chain presents a significant opportunity for improving impacts. Our suppliers are diverse, ranging from large multinational corporations to MSME-certified businesses across hardware, software, services, and logistics sectors.

We adopt a segmented, TPRM (Third Party Risk Management)-aligned supplier engagement approach based on supplier criticality, spend, and emissions footprint to drive targeted risk management and decarbonization outcomes. Our commitment to sustainable procurement is reflected in our recognition with the EPEAT award for seven consecutive years and our achievement of a 5-star rating for the third time. Additionally, our Wipro Initiative for Supplier Engagement (WISE) program helps measure and set targets for emissions reduction.

For details, refer to the Supplier Synergy section on **page 98.**

Business Travel

Business travel constitutes the third-largest category of our Scope 3 emissions, accounting for approximately 17%. We have developed data and evidence-led granular insights into our travel patterns, enabling us to take targeted actions. Creating employee awareness is an integral pillar of our policy, ensuring that our teams understand the impact of their choices. We have also baselined emissions across our top 25 delivery accounts and are committed to driving year-on-year reductions, working closely with these accounts to champion voluntary low-carbon travel choices.

Upstream Fuel & Energy

These emissions arise from the extraction, production, and transportation of the fuels and energy we purchase and are a direct result of our energy consumption. Our most effective strategy to minimize these upstream emissions is to reduce the demand at the source. By accelerating our transition to renewable energy for our direct operations (Scope 2), we create a positive ripple effect, cutting emissions all the way up the value chain, and have successfully achieved a 96% reduction from baseline.

Water

Water Management

Our water management program is guided by our Water Policy, reflecting our commitment to the responsible use of water resources. Our strategy is built on three pillars - Reduce, Reuse, and Recharge. We have implemented robust systems across our campuses to minimize freshwater intake, maximize water recycling and reuse, and replenish groundwater through rainwater harvesting with a target to achieve and maintain Net Zero liquid discharge. Complementing this is our programmatic commitment to deepening our understanding of the systemic challenges of urban water management in major Indian cities where we operate, and supporting actionable projects in this area.

For more information, refer to the Advocacy section on **page 83**.

↑ Targets and Performance

Target

To reduce the absolute consumption of freshwater YoY by 3% in all operationally controlled facilities.

Performance

4.6%

Reduction in freshwater consumption

Target

- To continue to treat 100% of wastewater generated as per safe standards
- To increase the utilization of treated water to constitute 45% of total water-use by 2030

Performance

- We treat all our water as per standards
- 34% of our total water use comes from reused treated wastewater

Target

Zero discharge of untreated wastewater

Performance

Maintained ZLD in all our facilities, except one due to STP renovation

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Program Highlights

We recognize water as a finite and critical shared resource, drawn from local groundwater aquifers, municipal supplies, and private tankers. Our comprehensive water stewardship program is designed to manage consumption responsibly while also addressing the risks of water scarcity driven by climate uncertainty and increasing operational needs. This strategy is integral to our vision of creating shared value, enhancing natural capital, strengthening our operational resilience (Manufactured Capital), and promoting human well-being.

We use a centralized digital system to track water data from source to consumption across key areas such as cafeterias, HVAC cooling systems, sanitation, and landscaping. This is complemented by quarterly internal audits to assess our water-related impacts and ensure the effectiveness of our strategies. We have also enhanced metering across all campuses to enable more granular data collection. All consumption and discharge points are metered, and new facilities are equipped with digital metering systems. In addition, we conduct water audits across multiple facilities to strengthen and improve our water management initiatives.

With increasing occupancy and climate uncertainties impacting monsoons, we are consistently working to prevent and mitigate water scarcity at our campuses and to reduce our water footprint. Through partnerships with various organizations, we are procuring treated water for use in our facilities. Along with rainwater harvesting, this is expected to reduce our freshwater consumption.

Key Metrics

Water Withdrawal and Discharge

Total Water Withdrawn	**(kL)**
Groundwater	13,519
Other Sources (municipality, third-party purchase and rainwater)	1,247,704
Total Water Discharge*	**37,452**
Total Water Consumed	**1,223,771**

*Water is discharged from two locations. Due to STP renovation in one of the campus (SJP-2), untreated water was discharged which was sent to local municipality for treatment.

Our commitment to water stewardship is a continuous journey. Our forward-looking plan includes:

Efficient Sewage Treatment: We maintain the highest operational standards across our treatment plants. At the SJP2 campus, two STPs with capacities of 250 kLD and 195 kLD were previously operational. However, one aging plant was identified as less efficient last year. As a result, we decided to commission a single upgraded STP with a capacity of 515 kLD. The installation is currently in progress and is expected to significantly improve both the volume and quality of our treated water.

Promoting Treated Water Usage: In addition to reusing the wastewater treated at our campus, we have partnered with organizations such as the Bengaluru Water Supply and Sewerage Board (BWSSB) to purchase 27,430 kL of treated water. This has helped supplement freshwater consumption and reduce our dependence on freshwater sources.

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Integrating Rainwater Harvesting: All our campuses are equipped with rainwater harvesting systems that store treated rainwater for reuse in facilities or support groundwater recharge through recharge wells. At our Chennai campus, the system contributes around 2% of our total water consumption. During FY26, we commissioned a 17,000 kL rainwater harvesting pond at Kodathi, which captures rainwater from 24 acres of open and landscaped areas. With sufficient rainfall, the on-site pond is expected to contribute up to 40% of the campus's total water requirement. We plan to replicate this model across other campuses, starting with Gopanpally, Hyderabad.

Water Intensity: We track water intensity based on Floor-Area and Revenue; however, we believe Occupancy is the most relevant metric. Since consumption in our facilities is primarily driven by the number of people present, occupancy provides the most accurate benchmark for our conservation efforts.

Water Intensity Based on:	FY26	FY25	FY24	FY23
Occupancy (Lts/pax/day)	62	75	119	149
Revenue (kL/mn $)	117	124	96	79
Seat Count (Lts/pax/day)	33	33	24	20



Waste

Our integrated waste management strategy is built on closed-loop circular systems that ensure accountability and continuous improvement across all stages, from generation to final disposal. Our goal is to minimize waste generation and maximize resource recovery.

Waste Management

The effectiveness of our program begins at the source. We have implemented a detailed segregation process across all our facilities, where waste is classified into eight broad categories and 44 sub-categories. This ensures that each waste stream is directed to the most appropriate and highest-value processing method, including recycling, composting, or repurposing.

Waste generated from our facilities is tracked and monitored through a centralized digital platform. We also conduct quarterly internal audits, inspections, and consultations to document and review the entire waste journey.

In addition, we ensure that all partners in our value chain adhere to our quality and sustainability standards. Our vendor selection process is robust and includes assessment of compliance history, certifications, and demonstrated commitment to sustainable waste management.



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↑ Targets and Performance

Target

To compost 100% organic waste generating from business operation

Performance

100%

Of organic waste was composted

Target

To recycle 98% of its waste (Excluding C&D)

Performance

98%

Of waste was recycled through suitable treatment methods

Target

To dispose of less than 2% of waste (Excluding C&D) to landfills by 2030

Performance

0.22%

Of waste going to landfill

Program Highlights

We actively discourage the use of single-use plastics across our campuses, promote digital-first operations to reduce paper consumption, and adopt energy-efficient technologies to minimize waste from obsolete equipment. All our waste management practices comply with the Solid Waste Management Rules and CPCB guidelines, ensuring full regulatory compliance and environmental responsibility.

Organic Waste

Generated primarily from cafeterias and garden waste, this is our largest waste stream and is responsibly managed through both on-site and off-site composting.

E-waste

Being critical to our IT operations, all e-waste is securely managed and recycled through specialized, authorized vendors. Prior to recycling, all assets undergo a mandatory data sanitization and destruction process to ensure information security.

Hazardous Waste

Managed in strict compliance with the Hazardous Waste Management Rules 2016, this waste is treated and disposed of safely through specialized, authorized vendors.

Inorganic, Packaging & Plastic Waste

Generated mainly from procurement and maintenance activities (including paper, cardboard, and waste bins), this waste is carefully segregated and sent to appropriate recycling partners for repurposing.

Other Waste

This category, largely consisting of construction and demolition debris and other wet and dry scrap, has been significantly reduced YoY through conscious project planning and execution. At our Chennai site (CDC-5), we are working with a network of vendors to divert C&D waste from landfills and repurpose it for secondary applications such as road sub-base, backfilling, etc.

Biomedical Waste

Although minimal due to the nature of our operations, any biomedical waste is segregated at source in color-coded bags and disposed of in compliance with healthcare regulations through authorized vendor.

Key Metrics

(in tons)

Waste Category	Waste Generated
E-waste	360
Biomedical Waste	3
Hazardous Waste	136
Organic Waste	3,054
Inorganic Waste	224
Packaging Waste	300
Plastic Waste	95
Other Waste	3,760
Total	**7,932**

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Waste Disposal Methods*

Method of Disposal	Amount (in tons)	%
Incineration	89	1.61
Landfill	12	0.22
Recycle	5,443	98.08
Other Methods for Recovery	5	0.09

*Excluding C&D



Biodiversity

At Wipro, we recognize biodiversity as integral to ecological stability, climate resilience, and long-term human well-being. With a significant presence in urban environments, we acknowledge that our operations both depend on and influence natural systems. Our approach to campus biodiversity, therefore, goes beyond aesthetic and reflects a commitment to protect, restore, and coexist with local ecosystems.

Our urban biodiversity program is guided by two primary objectives:

- transforming our campuses into resilient biodiversity zones, and
- using these living systems as platforms for learning, awareness, and advocacy.

These efforts contribute to groundwater conservation, microclimate regulation, pollution mitigation, and deeper employee engagement with nature.

Ecological stewardship is embedded in campus design and management. Key interventions include native and endemic plantations, creation of wetlands and rainwater harvesting systems, and vermicomposting and waste-to-manure processes. We continue to strengthen campus ecosystems to enhance local ecological functions and support species diversity.

Across our campuses in India, we have developed campus-level biodiversity zones tailored to local ecological contexts, including butterfly and wetland parks in Bengaluru, multispecies biodiversity parks in Pune, and large-scale restoration at Gopanpally, Hyderabad.

Our campus Bioblitz initiative, launched in 2024, has enabled employee-led biodiversity documentation programs across six campuses. To date, 216 employees and their family members have recorded over 1,170 observations across 400+ species using the iNaturalist platform. At Gopanpally, nearly 1,500 native and endemic saplings planted on previously degraded land are already contributing to the restoration of urban biodiversity and supporting a growing diversity of urban wildlife, demonstrating the long-term impact of place-based ecological restoration.

Natural Capital Valuation

For over a decade now, Wipro has used Natural Capital Valuation (NCV) to assess the positive and negative impacts of its operations and value chain on natural capital by assigning a monetary value to environmental externalities. The assessment covers six key environmental KPIs and is based on location-specific social cost factors.

NCV insights help identify environmental risks and hotspots, support informed decision-making, integrate environmental considerations into strategy, and strengthen nature- and climate-related disclosures.

For more information, please refer to **page 56.**

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Advocacy

As a long-standing member of the GRI South Asia Advisory Group, Wipro actively participates in key advisory consultations. Wipro also holds a leadership position at the CII-Green Business Centre (CII-GBC Greenco) forum, chairing the Bangalore chapter. Additionally, we engage with the Indian Business and Biodiversity Initiative (IBBI), World Economic Forum (WEF), and Business for Nature (BfN), contributing to collective action and policy dialogues that advance responsible and sustainable business practices.

Wipro's Boundary-less Approach to a Sustainable Society

Our efforts focus on delivering meaningful environmental and social impact across our operations and communities.

- We work in vulnerable communities and municipal corporations across Bengaluru, Pune, Hyderabad, Delhi-NCR and Mumbai on water body restoration (lakes, ponds, open wells), groundwater conservation, shallow aquifer management, wastewater management, improved sanitation access, and climate adaptation to water-related hazards such as flooding.
- In FY26, we supported the construction of an interception and diversion structure at Shikaripalya Lake, which has fully stopped sewage inflow and increased stormwater flow into the lake.
- In the Gurugram and Vasai-Virar regions, community-led water conservation initiatives supported the revival and mapping of traditional open wells and Bavkhal systems across villages. These efforts engaged over 10,000 people in freshwater conservation efforts and strengthened local groundwater stewardship.
- In FY26, solid waste management audits in Bengaluru communities strengthened community-led waste governance through improved waste segregation, collection, and resource recovery practices, advancing more decentralized waste management systems.
- Our climate resilience initiatives in informal settlements improved living conditions for underserved communities by reducing indoor heat stress. A parallel youth engagement program built a network of community climate champions driving local environmental action. In Kochi, these initiatives also strengthened women-led participation in climate action, enabling women to play a central role in building climate-resilient communities.

While we disclose most of the relevant ESG metrics in this Annual Report, readers may refer to our Sustainability Report for more detailed disclosures across Environmental, Social, and Governance parameters.

Link: Sustainability Report

84 VALUE CREATION FOR STAKEHOLDERS At Wipro, we believe it is critical to engage with the social and ecological challenges facing humanity through deep, meaningful, and long-term efforts. Guided by the ‘Spirit of Wipro’, our social programs are rooted in unyielding integrity, treating people everywhere fairly and with respect at the workplace and in communities outside, and reflecting ecological sensitivity in thought and action. Through Wipro Foundation and our broader CSR initiatives, we work across education, healthcare, ecology, disaster response, and public Initiatives spaces to strengthen institutions, support communities, and enable more inclusive societies. We collaborate with Civil Society Organizations, public institutions, and local communities, recognizing that lasting change is built through partnership, participation, and continuous engagement. Key Linkages - 26 Strategy Capitals UN SDGs 2025 To engage with critical issues in education, primary healthcare, and Financial urban ecology through a sustained, H Human REPORT programmatic focus on vulnerable urban communities while Intellectual contributing to more inclusive, Social & Relationship ANNUAL equitable cities and public spaces. Natural Risks • Ineffective utilization of CSR INTEGRATED funds by Wipro’s partners • Unethical practices by WIPRO Community Wipro’s social sector partners

85 Our Reach across Diverse Contexts and Pathways ~5.95 mn People reached cumulatively since FY21 ~188 Partner organizations supported in FY26 26 States and 4 UTs Geographic footprint Where we Work Our social and community initiatives are, by design, predominantly urban-centric and operate in the cities of our operations. This work takes place through locally rooted Civil Society Organization (CSO) partners, enabling contextual responses while also contributing to national-level outcomes. Employee participation through Wipro Cares is enabled through 26 location chapters, supporting 160+ community projects across multiple countries. Outside India, we support STEM programs in the US and the UK. What we Support We pursue our community initiatives across multiple domains, with a focus on strengthening institutions, enabling access and inclusion, and supporting long-term social and ecological well-being through sustained engagements and partnerships. Our Focus Areas - Education and Digital Skilling—Ecology—Healthcare - Employee Participation—Disaster Response—Cities and Public Spaces

86 VALUE CREATION FOR STAKEHOLDERS

Education

Wipro's education work focuses on helping children access quality education, supporting teachers, and strengthening government schools so they work better over time. Our education work is spread across 26 states and four (4) UTs.

Positive Outcomes for Children
(in mn)

FY27 Goal - 3.1

FY26 Goal	2.9
FY26 Reach	2.8

Positive Outcomes for Children with Disabilities (CwD)

FY27 Goal - 170,000

FY26 Goal	150,000
FY26 Reach	148,467

Digital Skilling

Our digital skilling initiatives focus on employability, faculty capability, and institutional readiness for future skills. Faculty development initiatives have reached 4,635 educators across engineering and science colleges in India.

Students Covered by Digital Skilling
Baseline: FY17

FY27 Goal - 437,058

FY26 Goal	341,114
FY26 Reach	367,058

Employee Participation

Employee engagement through volunteering and giving is enabled through Wipro Cares, providing employees a meaningful pathway to participate in Wipro Foundation's CSR initiatives. All monetary contributions made by employees are matched by Wipro 1:1.

No. of Volunteers

FY27 Goal - 32,000

FY26 Goal	25,000
FY26 Reach	31,000+

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Healthcare

Wipro Foundation's healthcare programs focus on strengthening primary healthcare systems to improve access, continuity, and quality of care for vulnerable communities. The programs span primary healthcare, maternal and child health, disability support, and preventive care, working closely with local health systems to reinforce access, continuity, and quality of care. Anchored through 21 partner organizations across 22 projects spanning multiple states, improving children's health outcomes remains a key focus area of this work.

Healthcare for Women in the Reproductive Age (in mn)

FY27 Goal - 1.2


FY26 Goal
1
FY26 Reach
1

Healthcare and Nutrition Support for Children (in mn)

FY27 Goal - 2.15


FY26 Goal
1.7
FY26 Reach
1.7

Healthcare for Children with Disabilities

FY27 Goal - 10,100


FY26 Goal
7,500
FY26 Reach
7,600

Disaster Response

Following the Wayanad landslides of 2024, relief and recovery efforts reached over 4,255 people through community work, with support delivered through local partners to restore access to essential services and livelihoods. As disasters often create prolonged disruptions to income, health systems, and education, interventions continued beyond immediate relief into FY26 to support longer-term recovery and community stability.

Cities and Public Spaces

A key pillar of Wipro's societal initiatives (CSR) is the support for 'Public Urban Spaces'—public-spirited institutions that provide an inclusive space for art, culture and intellectual conversations rooted in our constitutional values. We believe supporting such institutions is a critical part of contributing to making our cities more vibrant and citizen-centric.

Ecology and Environment

Our programs in this domain strengthen urban ecological systems, such as aquifers, waste systems, and climate response, through sustained, locally grounded engagements with communities and city-level institutions. Our ecology and environment initiatives are implemented across 12 cities. The work spans urban water and watershed systems, waste management, informal sector livelihoods, climate adaptation, biodiversity, and community ecology.

88 VALUE CREATION FOR STAKEHOLDERS Strengthening Systems for Long-term Social and Ecological Well-being Wipro Foundation’s work is guided by a systems perspective. This approach recognizes that meaningful social change is cumulative, relational, and anchored in strong institutions. How Change Is Understood We prioritize long-term engagements that work with and strengthen existing systems, rather than creating parallel mechanisms. This includes supporting civil society organizations (CSOs) that collaborate with public institutions; investing in organizational and leadership capacity; enabling learning and adaptation over time; and recognizing that outcomes may emerge unevenly across contexts. The Partner Ecosystem: Breadth and Continuity Wipro Foundation works through a diverse ecosystem of partner organizations spanning grassroots nonprofits, research institutions, public systems, and domain experts. These partners are engaged as collaborators with deep contextual knowledge and long-term presence. Partnerships are typically multi-year, reflecting a shared commitment to learning, adaptation, and continuity. Mode of Implementation Wipro’s CSR work is institutionally led by Wipro Foundation and implemented through multiple 26—channels, including select initiatives by Wipro Limited 2025 and its functions and groups. REPORT Wipro Foundation is the CSR entity of Wipro Limited ANNUAL and the institutional owner of Wipro’s CSR strategy, partnerships, and long-term outcomes. Employee participation in this work is enabled through the Wipro Wipro’s CSR initiatives include the domains of Education, Cares initiative. Ecology, Primary Healthcare, Disaster Response, and Cities and Public Spaces. Learn more about our CSR policy, projects, INTEGRATED and impact assessment here. WIPRO

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Education: Strengthening Systems for Inclusive Learning

Wipro Foundation's work in education is oriented toward strengthening education systems, including schools, educators, curricula, and supporting institutions, so that they can respond to diverse learner needs over time. A significant part of our work in education is with the government school system and is undertaken in collaboration with CSO partners and states' education systems.

Since FY21, education initiatives have worked with approximately 2.89 million children across 26 States and four (4) Union Territories, including 148,467 Children with Disabilities supported through inclusive education pathways.

The nature of our work includes:

- supporting access to education for underserved communities;
- systemic education reforms and teacher development;
- sustainability education and advocacy;
- and fellowships and scholarships that strengthen sector capacity.

Education partnerships in FY26 reflected an ecosystem approach, spanning early-stage organizations to mature institutions. Capacity building remained central to this work, reaching 1,700+ participants through courses, mentorship, and peer-learning platforms.

Engagement with public systems has continued through initiatives such as the Urban Government Schools Initiative, a collaborative effort with the Government of Karnataka and the Azim Premji Foundation to develop model government schools. The initiative now spans 21 schools and 181 anganwadis in Bengaluru, with anganwadi engagements building on learnings from the Urban Schools Initiative.



The Urban Schools Initiative has contributed to improvements in enrollment, with attendance reaching up to 92% in some schools, and stronger teacher engagement. Importantly, the work has also informed wider government action, with the model being taken up for replication across multiple Bengaluru public schools.

Our digital skilling initiatives have engaged over 367,058 learners from FY17 to FY26. These efforts have also trained 4,635 professors and engaged 742 engineering and science institutions, along with 90 academic leaders. Our capacity-building efforts in this space focus on strengthening employability, faculty capability, and institutional readiness.

Education for children with disabilities remains a strong ongoing focus. Our partners work toward strengthening inclusive pedagogy, assistive approaches, and system responsiveness, recognizing that equitable education requires deliberate design and sustained engagement.

367,058
Learners engaged through digital skilling initiatives (FY17–FY26)

4,635
Professors trained through digital skilling initiatives

181
Anganwadis covered under the Urban Government Schools Initiative

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Wipro Earthian: Integrating Sustainability into Education

For over 15 years, Wipro earthian has worked at the intersection of education and ecology. The program's objective is to make sustainability integral to how young people learn and think. In FY26, Wipro earthian anchored sustainability in school education through inquiry-led learning. The program received over 2,000 submissions from schools across the country. Projects reflected locally grounded engagements with water, biodiversity, and waste, combining field-based inquiry with critical reflection.

Wipro earthian also expanded into higher education through the 'Ideas to Impact' initiative, implemented in collaboration with IIT Madras. It supports college students in developing and validating eco-innovative ideas into viable prototypes, with participation from over 1,300 institutions and 2,700+ entries since inception. Wipro earthian's cumulative reach now spans over 51,000 schools, 210,000 students, and 41,000 teachers across India.


Wipro earthian Awards
Winner

1,300+ Institutions participated

210,000+ Students reached cumulatively

Wipro Education Fellowship Program: Ten Years of Investing in People and Their Capacities

Launched in 2015, the fellowship focuses on building institutional capability and leadership to enable sustainable, system-level change. Since its inception, the program has engaged with 156 fellows and supported the seeding of 85 early-stage organizations across 60 districts in 24 states and three (3) Union Territories. The fellowship has supported 11 cohorts, covering 11 thematic areas, including foundational learning, early childhood education, inclusion, teacher support, and community engagement.

Presence across 60 districts in 24 states and 3 Union Territories

156
Fellows engaged

Wipro STEM Program, the USA and the UK

In FY26, the Wipro Science Education Fellowship (SEF) in the United States continued its work across 35 school districts in seven states, supporting improvements in STEM teaching practices.

Wipro's STEM program builds long-term partnerships with universities and school systems in the US and the UK, focusing on professional development, peer learning, and equity. It has supported over 1,500 educators and improved learning experiences for more than 800,000 students.

Supported
1,500+ educators
through Wipro's STEM program

Improved learning experiences for
800,000+ students

WIPRO INTEGRATED ANNUAL REPORT 2025-26

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Healthcare: Working with Community-anchored Public Health Systems

Wipro Foundation's healthcare work is grounded in the understanding that health outcomes are shaped by the strength of public health systems, community capacity, and trust in frontline services. It approaches healthcare as an interconnected system, addressing prevention, care delivery, and institutional capacity together.

This is reflected across contexts. In Mumbai, frontline workers have worked with communities to support the recovery of malnourished children through home visits and follow-ups. In Kolkata, a digital addressing system has helped track over 2,000 pregnant women. And in eastern Nagaland, community engagement has improved the uptake of antenatal care and engagement across nutrition and non-communicable diseases (NCDs).

These engagements illustrate how consistent community involvement contributes to more responsive primary healthcare systems. Cumulatively, these efforts have reached around 1 million women in the reproductive age group, along with infants, children, and children with disabilities, through partnerships with 21 healthcare organizations across multiple states, spanning maternal and child health, nutrition, mental health, NCDs, and frontline workers' capacity building.


SUNDAY

~1 mn
Women in the reproductive age group reached (along with infants, children, and children with disabilities)

2,000+
Pregnant women supported in Kolkata

Wipro Healthcare Partners' Forum

The 5th edition of the Wipro Healthcare Partners' Forum was held during February 16–18, 2026, at Azim Premji University, Bengaluru. Partner organizations, healthcare practitioners, and public health experts came together to reflect on persistent challenges in primary healthcare and share practice-led insights from diverse field contexts.


Partners'
Forum 2026

92 VALUE CREATION FOR STAKEHOLDERS

Urban Ecology and Institutional Spaces: Protecting the Commons and Supporting Communities

Wipro Foundation's work on urban ecology and institutional spaces addresses ecological challenges. Our work spans urban water systems and watershed management; solid waste management and livelihoods in the informal waste sector; climate adaptation and community ecology; and biodiversity and regenerative practices such as agroforestry.

Through the Urban Waters Initiative, projects such as the Bavkhal revival in Vasai and open-well restoration in Gurugram are deepening our understanding of shallow aquifers while demonstrating on-ground approaches to resource protection. These efforts also inform policy and strengthen citizen engagement.

Across 12 cities, the program supports community-led responses to climate challenges. In Kochi, partners work on community-led climate adaptation, circular economy, and disaster preparedness. In Vyasarpadi, Chennai, local youth groups are restoring hydrological knowledge and strengthening flood response systems. In Chennai and Mysuru, low-cost, climate-responsive cooling solutions are being developed for informal settlements. These efforts illustrate how ecological well-being is built through sustained, locally grounded engagements.

Cities and Public Spaces: Culture as Public Infrastructure

Public and cultural institutions supported by Wipro Foundation, such as MAP (The Museum of Art & Photography), BIC (Bangalore International Center), and PIC (Pune International Center), continue to function as critical civic spaces that enable dialogue, inclusion, and democratic engagement. Our engagements during the year reflected a strong emphasis on inclusion and access.



At MAP, outreach programs reached 5,000+ students and enabled participation from marginalized groups and Persons with Disabilities through accessible formats and inclusive programming. In parallel, institutions like the Pune International Centre (PIC) enabled open, evidence-based public conversations on national priorities. As part of this, an annual lecture series on 'Science, Technology and Society' is convened with eminent speakers through Wipro's partnership with PIC. The series examines the multidimensional relationship between technology and society.

Disaster Response: From Relief to Recovery

Wipro Foundation's disaster response work extends beyond immediate relief. It supports recovery by working with communities and focuses on rebuilding livelihoods. It also strengthens community capabilities and enables people to return to stable, dignified lives.

Following the Wayanad landslides in 2024 in Kerala, this approach shaped efforts across FY26, evolving from relief

5,000+ students
Reached through MAP' outreach programs

4,255+ people
Reached through recovery interventions after the Wayanad landslide

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to longer-term recovery. Interventions included support for small businesses, access to medical care, and continuity in children's education, reaching over 4,255 people.

Beyond India, employee-led initiatives complement this work. In the Philippines, volunteers supported post-disaster efforts through sorting, packing, and distributing essential supplies, strengthening local response capacity and enabling timely assistance.

Employee Volunteering as a Pathway to Responsible Citizenship

Employee participation in CSR initiatives is enabled through Wipro Cares, which functions as the employee engagement pathway within Wipro Foundation's CSR portfolio. Activities include blood donation, assistive device distribution, waste clean-ups, tree planting, and access to solar lighting. Employees also contribute through mentoring and preparing essential kits for women and children, strengthening local community support systems.

In FY26, 42,000 employees contributed through Wipro Cares, with all donations matched 1:1 by Wipro.



600+
Volunteering events across 20+ countries

60,000+
People reached

35,000 hours
Dedicated to volunteering

Employee Participation Overseas

Employee volunteering across the Americas, Europe, and APMEA (Asia Pacific, Middle East, and Africa) is undertaken through locally anchored, employee-led initiatives. The program is organized around four thematic priorities: Digital, Inclusion, Environment, and Wipro Next Door. In FY26, 3,575 employees outside India contributed close to 10,000 volunteering hours across 138 events, reflecting steady growth in participation and geographic reach.

3,575
Employees outside India participated in volunteering activities

138
Volunteering events were conducted, contributing to ~**10,000** volunteering hours

Emerging Learnings from Long-term Engagement

Across domains, several common learnings are emerging from Wipro Foundation's long-term engagement with communities and partners.

Systemic Change is Cumulative and Institutional

Structural challenges require patient engagement rather than short project cycles. Durable outcomes are closely linked to the strength of local institutions.

Capacity Building Multiplies Effects and Outcomes

Investing in organizational and leadership capacity enables partners to influence systems beyond immediate interventions.

Trust Enables Scale

Long-standing relationships allow experimentation, learning, and adaptation.

94 VALUE CREATION FOR STAKEHOLDERS As enterprises accelerate digital transformation in an increasingly complex and technology-driven landscape, the focus is shifting from standalone solutions to integrated, outcome-based transformation. Wipro addresses this shift by delivering end-to-end capabilities that combine strategy, execution, and continuous value realization across client engagements. Leveraging deep domain expertise and a consulting-led, AI-powered operating model, we help clients navigate complexity, improve operational resilience, and drive sustainable Stewardship business outcomes. Key Linkages - 26 2025 Strategy Capitals UN SDGs AI, Cloud, Consulting, Sustainability, REPORT Innovation Ecosystem (WIN), Intellectual Responsible AI H Human ANNUAL Risks Social & Relationship • Technology & Innovation Risk • Talent & Culture Risk • Strategy & Market Risk INTEGRATED • Business Resiliency Risk • ABAC Risk Customer • AI & Data Governance Risk WIPRO

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Our approach is guided by the core principles of innovation, collaboration, sustainability and customer-centricity, ensuring that value creation remains consistent and aligned with evolving stakeholder expectations. In doing so, we operate across four Strategic Market Units and deliver our capabilities through four Global Business Lines spanning Consulting, Technology Services, Business Process Services, and Engineering.

Consulting

Partners with clients to support the imagination, design, and realization of their future.

Technology Services

Aims to deliver cutting-edge cloud-enabled and industry-specific technology solutions to our clients.

Business Process Services

Support global organizations in operating, transforming, and continuously improving core enterprise functions.

Engineering

Aims to empower clients to innovate at scale, build differentiated products and platforms, and deliver value across the full product and platform lifecycle through our consulting-led and AI-powered engineering approach.

Sustainability, Climate Change and Technology

Wipro's Sustainability Practice provides an end-to-end technology and sustainability ecosystem, helping enterprises embed and scale sustainability across their technology and digital transformation. Our work spans strategy and consulting, apps and data, engineering and R&D, infrastructure services, and monitoring and operations, underpinned by enterprise sustainability.

Sustainability has shifted from periodic reporting to always-on performance management, with increasing emphasis on data traceability, auditability, and finance-grade disclosures, alongside growing regulatory pressure (e.g., CSRD, SEC, ISSB, ESRS) and accelerating AI-enabled reporting and monitoring.

Our Integrated Sustainability Services Practice Focuses on Helping Customers Transform Digitally and Sustainably

Leveraging our sustained leadership and commitment to being a sustainability leader, we are focused on helping our customers transform digitally and sustainably to become market leaders and global changemakers. A few selected examples of engagements this year include:

Sustainability Strategy and Roadmap

Assess and manage sustainability risks/opportunities, and define governance, strategy, goals/targets, and roadmap (including Impact Health Check, Climate Transition Action Planning, Impact Innovation Lab, Impact Management Office).

Impact Intelligence

Digitize and account for sustainability footprint using industry-standard metrics, and build sustainability data and reporting ecosystems to support regulatory disclosure, transparency, and value realization (including platform selection, regulatory reporting such as CSRD, impact accounting and management ecosystem, and analytics).

Sustainable Technology

Digitize systems across the technology stack with considered design/services to reduce footprint and costs, including assessment, strategy, roadmap and intelligence, Sustainable IT and DevOps, sustainable infrastructure, and asset lifecycle management.

Environmental Health & Safety (EH&S)

We have significant market recognition in EH&S across the globe and are leading programs at many large multinational companies with partners such as Enablon, Sphera, SAP, EarthSoft, and Cority.

Lifecycle Assessment and PLM integration

We are working with customers to understand the carbon impact of specific products across their lifecycle.

Sustainability AI Solutions

Our AI Factory is a comprehensive framework that enables cost-effective scaling of AI deployment across the full lifecycle, including data ingestion, vectorization, model.

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Responsible Delivery

We recognize that helping customers reduce their impact on natural and social capital goes beyond how we design and deliver services. We support customers in lowering their Scope emissions through solutions such as the Responsible Delivery Impact calculator, which measures the footprint of our services. We have also committed to strengthening customer stewardship by 2030 by reducing the delivery footprint of our top 25 accounts by 50% across Scope 1, Scope 2 and Scope 3 GHG emissions. Customer demand for emissions-related data associated with our services is increasing, with RFIs and RFPs increasingly seeking information on our carbon reduction efforts and broader sustainability plans.

Industry Recognition and Collaboration

Our sustainability consulting practice leadership is recognized globally and comprises renowned analysts and advisors. We actively participate in the World Economic Forum in Davos, where Wipro is also a member of the Alliance of CEO Climate Leaders. In the UK, Wipro is a member of the Government Digital Sustainability Alliance (GDSA), where members collaborate to develop ideas and solutions to navigate digital sustainability challenges. Wipro also actively participates in forums such as Business for Nature, the World Economic Forum, the Confederation of Indian Industries and other advocacy forums. Participation in these forums enhances visibility, expands networks, and increases exposure to innovative solutions.

Organizational Systems and Processes to Deliver Value

Customer Centricity

Wipro's IT Services segment delivers a broad portfolio of IT and IT-enabled services supported by a Client Value Framework across metal accounts to drive outcomes beyond contractual commitments. Customer feedback is captured through ACSAT (CXO-level) and PCSAT (mid-level) surveys, supported by ongoing GAE engagement, with satisfaction tracked through CSAT and NPS. In FY26, we remained in the top quartile of the industry for both metrics, reflecting strong delivery and execution.

Customer feedback is translated into action through a structured Customer Centricity and escalation management framework, ensuring timely acknowledgement of concerns, regular progress updates, and closure with customer validation. Governance is strengthened through adherence to ISO 9001:2015 and CMMI standards, supported by periodic audits and continuous monitoring. These practices enable consistent service quality, reinforce accountability, and drive continuous improvement in customer experience and relationship management.

Employee Skilling

We focus on building future-ready talent with deep domain, consulting, design, and technology expertise, supported by digital learning platforms that enable 'anytime, anywhere' upskilling and reskilling. In FY26, AI capability building has been institutionalized through an AI-first approach, with 212,663 employees covered through AI-ready workforce initiatives and 93,994 associates completing Master AI certification, thereby strengthening delivery capabilities and client value creation.

Cross-functional collaboration further embeds privacy and responsible practices across operations, with dedicated professionals driving integration into business processes.

Innovation through Wipro Intelligence™

Wipro Intelligence™ is our unified suite of AI-powered platforms, solutions, and transformative offerings that focus on delivering proof over promise, empowering enterprises to run, build, and reimagine with AI for sustained competitive advantage.

Our AI initiatives are supported by Wipro Innovation Network — our global ecosystem of labs, partners, start-ups, academia, and deep-tech talent to identify, incubate and co-create high-impact, high-priority use cases.

For further details on Wipro Intelligence™ offerings, including Run AI, Build AI and Reimagine AI, please refer to the Management Discussion and Analysis section on **page 40**.

Responsible Technology Governance

At Wipro, responsible technology governance is enabled through a robust framework that integrates data privacy and AI governance practices across operations in more than 65 countries. The approach combines centralized oversight with cross-functional accountability to support consistent implementation of risk-based controls aligned with evolving regulatory requirements, while embedding transparency, security, and human-centric principles across the technology lifecycle. Structured use-case risk assessments, continuous monitoring, and quality assurance mechanisms strengthen oversight, while enterprise-wide capability building, and investments in privacy-enhancing technologies reinforce compliance, operational resilience, and stakeholder trust.

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Data Privacy

Wipro maintains a comprehensive data privacy and AI governance program across more than 65 countries, integrating centralized oversight with decentralized accountability to ensure consistent and compliant implementation. The framework is supported by structured policies, governance mechanisms, and enabling tools that strengthen risk oversight, while alignment with global standards such as ISO/IEC 27701 and ISO/IEC 27018 reinforces its credibility. A systematic, risk-based approach guides the identification, assessment, and management of privacy risks across operations.

We continue to build organizational capability through training and awareness initiatives, covering over 230,000 employees annually. Strong internal controls support secure personal data, complemented by incident management processes for timely response, recovery, and transparent reporting.

A structured AI governance framework, including risk-based classification and a three-line defense model, ensures responsible deployment of emerging technologies, while the integration of Generative AI with privacy frameworks enhances adaptive risk management and accountable innovation.

In addition, privacy is embedded into business processes through a 'privacy by design and by default' approach, ensuring data protection is integrated from the outset. Practices such as Privacy Impact Assessments (PIAs), enterprise-wide data mapping, and third-party due diligence support proactive risk mitigation, effective monitoring, controlled data flows, and regulatory compliance across the value chain. We also maintain transparency in our practices by reporting government and law enforcement requests for customer data. No such requests were recorded during the reporting period, reinforcing trust and accountability.

Cybersecurity and Intellectual Capital Protection

To safeguard our intellectual capital, including innovations and customer solutions, we implement robust cybersecurity systems and processes. Our multi-layered security framework includes advanced encryption, real-time threat detection, and continuous monitoring to protect sensitive data. We employ industry best practices and frameworks such as ISO and NIST to ensure comprehensive risk management. Regular vulnerability assessments and penetration testing are conducted to identify and mitigate potential threats. Additionally, our cybersecurity team collaborates with cross-functional units to ensure that all technology solutions and third-party services adhere to stringent security standards, thereby securing our intellectual property against evolving cyber threats.

Responsible AI

Wipro has established a comprehensive AI governance framework to ensure responsible, ethical, and compliant development and deployment of AI systems. Governance is strengthened through a three-line defense model, including a Responsible AI Taskforce and independent oversight, ensuring accountability and effective risk management across the AI lifecycle.

The approach emphasizes privacy-preserving technologies, bias mitigation, and alignment with evolving global regulations, while embedding sustainability considerations into AI deployment. Continuous enhancement of governance practices and risk controls enables the delivery of secure, reliable, and human-centric AI solutions that support stakeholder trust and long-term value creation.

Wipro's Responsible AI framework is further anchored in four key dimensions — individual, societal, technical, and environmental — guiding the ethical, secure, and sustainable use of AI.

This integrated approach reflects the organization's commitment to aligning innovation with regulatory expectations, societal impact, and environmental responsibility. Our Responsible AI Policy outlines the usage, deployment and development of AI tools and technology.

Ethical Governance and Transparency

Ethical governance at Wipro is anchored in the "Spirit of Wipro," which emphasizes integrity, fairness, and accountability as core principles guiding business conduct. These values are operationalized through a comprehensive Code of Business Conduct, supported by structured policies, ethical guidelines, and compliance frameworks applicable across employees, leadership, and extended partners. The framework promotes responsible decision-making, adherence to legal requirements, and consistent ethical behavior across global operations.

The governance structure is supported by strong Board oversight, clear roles and responsibilities, and robust internal controls and audits. Disclosure policies, risk management systems, and transparent reporting strengthen accountability and stakeholder confidence.

98 VALUE CREATION FOR STAKEHOLDERS Executive Overview Supply chains are central to business operations and value creation, while also being a major source of ESG risks and opportunities. Increasing regulatory scrutiny, stakeholder expectations, and exposure to disruptions — driven by climate change, geopolitics, human rights issues, and evolving mandates — intensify these challenges. As a significant share of an organization’s environmental and social impact originates in its supply chain, integrating ESG into supplier risk management is essential for informed decision-making, long-term performance, resilience, and reputation. At Wipro, we view our suppliers as strategic partners in both Synergies our business journey and our transition toward a Net Zero future, recognizing that sustainability performance is closely—26 interconnected with the maturity of our supply chain. 2025 REPORT Key Linkages Strategy Capitals UN SDGs ANNUAL • Partnering to enhance compliance H Human • Human rights Social & Relationship • Diversity and sustainability INTEGRATED Natural Risks Financial • Human rights WIPRO Supplier • Compliance

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Governance Architecture: Three-layered Framework

Governance of procurement activities at Wipro operates through a distributed model spanning multiple functions, with Global Procurement, Facilities, and Financial Shared Services providing primary oversight. The Global Procurement organization is accountable for sourcing high-quality products and services aligned with organizational objectives, ethical standards, and compliance requirements, with specialized buyer groups managing distinct procurement categories.

Strategic collaboration between the Procurement function and the Enterprise Risk Management team enables the systematic identification, assessment, and proactive management of supply chain risks, ensuring alignment between procurement operations, risk oversight, and enterprise governance priorities.

The governance architecture comprises three integrated layers designed to ensure strategic oversight, enterprise-wide consistency, and effective execution across the supplier ecosystem.

At the strategic layer, Board and Executive leadership provide direction, policy, oversight, and accountability for supply chain ESG priorities, including climate action, human rights commitments, and ethical sourcing standards. The enterprise layer centers on the TPRM framework, which serves as the central governance backbone, integrating ESG risk assessment, policies, and controls into supplier due diligence, risk categorization, approval workflows, and monitoring processes under the oversight of a cross-functional TPRM Steering Committee.

At the execution layer, we employ an integrated yet maturity-based supplier engagement approach based on supplier size, risk profile, and ESG maturity, with large and higher-risk suppliers subject to deeper ESG profiling and enhanced engagement expectations.

Governance Layer	Key Responsibilities	Focus Areas
Strategic Layer	Board and Executive Leadership	Supply chain ESG priorities, climate action, human rights and ethical sourcing.
Enterprise Layer	TPRM Framework (Cross-functional Steering Committee)	ESG risk assessment integration, policies and controls, supplier due diligence, risk categorization, approval workflows, and monitoring processes.
Execution Layer	Maturity-based Supplier Engagement	Risk-based engagement, enhanced engagement expectations based on supplier size, risk profile, and ESG maturity.

100 VALUE CREATION FOR STAKEHOLDERS Wipro’s ESG in Supply Chain Governance Strategic Oversight Board/Executive Chief Procurement Officer Oversight and Global Head of Sustainability Enterprise Third-party Risk Management (TPRM) TPRM Steering Committee ESG Risk Assessment and Policies Policies and Standards Applicable to All Suppliers - 26 2025 Supplier Code Sustainable Global ESG in Compliance of Conduct Procurement Policy Procurement Policy Contractual in Vendor REPORT (External) (External) (Internal) Clauses Onboarding ANNUAL Execution Large Suppliers MSME Suppliers – WISE Program ESG Risk Profiling Sustainability ESG Capability Building INTEGRATED Assessments Contribution to Strengthening Supplier Maturity Wipro’s Decarbonization WIPRO Simplified ESG Data Collection

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Strategic Layer: Foundational Governance

Board Oversight and Accountability

Wipro's supply chain ESG governance is overseen at the Board level, ensuring strategic focus and accountability. The Board receives quarterly updates on Supplier Code of Conduct signoff rates, helping monitor supplier compliance with key ethical, labor, and sustainability standards and address gaps where needed.

The cross-functional TPRM Steering Committee provides enterprise-wide oversight of third-party risks, including ESG assessment and mitigation. This oversight also supports Wipro's climate commitments by engaging suppliers on emissions reduction in line with its Net Zero pathway.

Board oversight reflects Wipro's recognition that supplier performance is material to risk, compliance, stakeholder expectations, and long-term value creation. This governance model aligns supply chain operations with corporate strategy and supports continuous improvement across the supplier portfolio.

Policy Framework

Wipro's supply chain governance policies and frameworks that establish standards, expectations, and operational discipline across the supplier ecosystem.

The Supplier Code of Conduct (SCOC)

The SCOC articulates fundamental principles expected of all suppliers, encompassing labor practices, integrity, ethical conduct, sustainability commitments, and intellectual property protection. All vendors are required to provide formal signoff on the SCOC, with compliance rates tracked and reported to the Board of Directors on a quarterly basis, ensuring executive-level visibility and accountability.

The Sustainable Procurement Policy

Under this policy, Environmental, Social and Governance (ESG) considerations are integrated into procurement decision-making across sourcing, contracting, and supplier lifecycle management stages, emphasizing responsible sourcing practices, resource efficiency, and reduced material consumption. It forms the basis of our supplier sustainability programs and supports long-term supply chain resilience.

The Global Procurement Policy

This policy defines overarching principles governing Wipro's procurement operations, ensuring alignment with business objectives, ethical standards, and operational discipline, while reinforcing commitments to supplier diversity and inclusive procurement.

The Vendor Risk Assessment (VRA) Policy

Managed by the VRA team, this policy aligns security assessments of critical suppliers with applicable policies, procedures, standards, and baselines, utilizing security questionnaires based on ISO 27001 and NIST 800-53 frameworks. Assessment reports, approved by relevant stakeholders, identify non-conformances and observations, which are tracked and addressed to achieve closure. Comprehensive audits are also conducted to assess labor practices, including working hours, child labor, and workplace safety.

These integrated policies establish a comprehensive governance architecture that addresses ESG considerations, security requirements, ethical standards, and operational excellence across the supplier lifecycle.

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Enterprise Layer: Third-party Risk Management Framework (TPRM)

Wipro has implemented an enterprise-wide Third -party Risk Management (TPRM) framework to further strengthen supply chain governance. The framework aims to enable the systematic integration of ESG risks alongside other third-party risk dimensions.

It is being progressively embedded across all third-party relationships, including suppliers, vendors, contractors, consultants, service providers, and business partners, and covers the entire third-party lifecycle.

The framework is designed to establish clear governance, defined roles, and strong accountability. It enables a consistent and risk-based approach to due diligence, risk identification, risk assessment, and risk management. ESG risks are assessed on par with other enterprise risks and are overseen by a cross-functional TPRM Steering Committee.

As we further strengthen the TPRM framework, ESG risk outcomes are increasingly informing supplier approval decisions, risk categorization, escalation pathways, and monitoring intensity. This is supported by structured onboarding processes, enhanced due diligence for higher-risk partners, and integration into a centralized internal procurement platform.

Execution Layer: Supplier Development Programs

Wipro operates multiple supplier development programs designed to build capacity, enhance sustainability performance, and promote inclusive procurement across the supply chain ecosystem. The WISE program focuses on supply chain decarbonization, supporting suppliers in measuring and managing greenhouse gas emissions. The program is designed to be inclusive by removing cost barriers to participation, representing a strategic shift from compliance-driven assessments toward collaborative partnerships focused on mutual learning, capability building, and continuous improvement.

Recent program enhancements include the expansion of hands-on training modules, improved supplier maturity assessment frameworks, and deeper alignment with enterprise-level emissions data requirements to support Scope 3 reporting. These improvements strengthen the program's effectiveness in driving measurable sustainability outcomes across the supplier network.

Pillars of Supplier Sustainability Program

Equitable
- Equal opportunity employer practices
- Universal design principles in sourcing and procurement
- Accessibility standards aligned with HG 2016 for physical infrastructure and WCAG 2.1 AA for ICT products
- Supplier diversity initiatives enabling engagement with certified diverse suppliers
- MSME inclusion in global supplier spend



Ethical
- COBC and SCOC compliance as core ethical standards
- System-driven vendor database checks and labor compliance tracking
- Vendor-specific credit assessment methods
- Annual anti-corruption and anti-bribery training
- Social compliance protocols for manpower service providers

Ecological
- Integration of ecological sustainability into supplier operations
- Compliance with established environmental norms
- Promotion of environment-friendly practices across operations
- Sustainable procurement across services (e.g., cleaning services, cooling systems acquisition)
- Greenhouse management and mitigation measures

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Supplier Diversity and Inclusive Procurement: Wipro Inclusive Supplier Development and Mentorship — WISDOM

The Supplier Diversity Program, WISDOM, achieved significant scale in FY26, with 16.84% of global procurement spend directed to certified diverse suppliers and 8.6% to MSME suppliers, demonstrating a commitment to inclusive supply chain development. This reflects a substantial investment in building a more diverse and resilient supplier ecosystem.

The WISDOM program provides management and technical support to diverse suppliers to enable sustainable and scalable business operations, with senior leadership conducting program presentations and individual meetings to identify barriers and enablers to supplier growth. This hands-on approach ensures diverse suppliers receive the targeted support needed to scale their operations and compete effectively.

16.84%
Global spend with Certified Diverse Suppliers

8.6%
Global spend with MSME suppliers

Women Entrepreneurship with Wipro (WEW) Initiative

The Women Entrepreneurship with Wipro (WEW) initiative received the UN Women country-level recognition in FY25 for Gender Responsive Procurement practices, the highest award in this category. The program aims to identify women-owned business enterprises among existing suppliers and encourage third-party certification, with eligible enterprises receiving structured mentorship from Wipro leadership to accelerate business development and operational excellence.

Through these interconnected programs, we demonstrate a comprehensive approach to supplier development that integrates environmental sustainability, diversity and inclusion, and capability building into our core procurement strategy. This multi-dimensional approach creates shared value across the supply chain while advancing broader ESG objectives.

Environmental Performance: EPEAT Leadership

We have maintained EPEAT Purchaser Award recognition for eight consecutive years, demonstrating our sustained commitment to environmentally responsible electronics procurement. Since 2022, we have achieved and maintained the 5-STAR EPEAT rating from the Global Electronics Council, the highest recognition tier available. The 5-STAR rating spans six product categories: Computers, Displays, Imaging Equipment, Televisions, Mobile Phones, and Servers, reflecting enterprise-wide adoption of sustainability criteria in technology procurement decisions.

EPEAT-registered products meet rigorous environmental performance criteria addressing climate impact, energy efficiency, reduction of environmentally sensitive materials, recycled content, design for longevity and recyclability, and responsible end-of-life management. The 2024 projected environmental impact (data is always received for the prior year) from our EPEAT procurement includes a reduction of 2,637 metric tons of CO_2 equivalent emissions, energy savings of 1,006 megawatt-hours, and water conservation of 14.97 million liters across product lifecycles.

2024 EPEAT Procurement Environmental Impact

Environmental Metric	2024 Projected Impact
CO_2 Equivalent Emissions Reduction	2,637 metric tons
Energy Savings	1,006 megawatt-hours
Water Conservation	14.97 million liters

These measurable outcomes demonstrate how strategic procurement decisions directly contribute to enterprise sustainability objectives and Net Zero commitments. The eight-year consecutive recognition positions us among global leaders in sustainable electronics procurement, with 2024 EPEAT award winners collectively achieving greenhouse gas reductions equivalent to removing 121,000 passenger vehicles from roads annually. The assessment report for 2025 will be received in July 2026.

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Wipro Initiative for Supplier Engagement (WISE)

A core focus of the WISE program is supply chain decarbonization, supporting suppliers in measuring and managing their emissions through hands on guidance, data documentation, and transparent sharing of results to drive improvement actions. The program is designed to be inclusive by removing cost barriers to participation, enabling broad supplier engagement and scaling sustainability impact across the supply chain rather than limiting progress to large or resource rich suppliers. The purpose of the program is two-fold: enable small and medium suppliers to measure, monitor and report emissions to Wipro; and to build capacity on the larger sustainability goals spanning across ESG parameters.

From Compliance to Strategic Collaboration

WISE represents a clear shift from compliance driven supplier assessments to a strategic collaboration model focused on two way learning, capability building, and continuous improvement. Supplier engagements generate insights that inform Wipro's broader supply chain strategy, while equipping suppliers with the knowledge and tools to strengthen their sustainability performance. This collaborative approach is further supported through initiatives such as the WISE Supplier Sustainability Summits, which facilitate dialogue on emerging ESG and regulatory expectations, promote knowledge sharing, and recognize positive supplier performance to reinforce long term engagement.


WISE
Wipro Initiative for Supplier Engagement
Environment
Social
Governance
Decarbonization
Enabling MSMEs to track ESG emissions and ESG policies.
Empower & Engage
Driving awareness, behavior change, and positive reinforcement through capability building.
Summit & Recognition
Supplier Sustainability Summit and leadership awards for top-performing suppliers to incentivize and create awareness.

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Human Rights Due Diligence in Supply Chain

Aligned with the UN Guiding Principles on Business and Human Rights and the OECD Due Diligence framework, Wipro's Human Rights Due Diligence (HRDD) approach is designed to identify, prevent, mitigate, and account for adverse human rights impacts across its supply chain. As part of this approach, we are conducting a structured HRDD survey across all tiers of suppliers, administered by an independent third party through a supplier self assessment questionnaire, to assess how human rights risks are managed in practice and to evaluate the effectiveness of existing policies, processes, and controls.

Administered by an independent third party through a comprehensive supplier self-assessment questionnaire, the key human rights risk areas assessed include forced and child labor, freedom of association, wages and working hours, occupational health and safety, non-discrimination, ethical conduct, and worker well-being, with particular focus on labor intensive and higher risk categories.

In parallel, we conduct internal social audits of suppliers as part of our ongoing supply chain oversight. In the reporting year, we conducted 4,200 social audits for our vendors and contractors, strengthening the oversight of labor and social compliance practices.

HRDD processes are also embedded within Wipro's supplier onboarding and lifecycle management processes through the TPRM framework and contractual requirements, including Master Service Agreements (MSAs). Information collected through the HRDD survey enables identification of higher-risk suppliers and priority risk areas requiring targeted intervention, supporting a risk-based approach to human rights protection.

These mechanisms enable due diligence, risk based assessments, and audits at onboarding and during periodic renewals to ensure alignment with Wipro's Supplier Code of Conduct and human rights expectations.

This systematic approach positions us to meet emerging regulatory requirements, including the EU Corporate Sustainability Due Diligence Directive and similar mandatory HRDD legislation being implemented globally.

Strategic Outlook and Continuous Improvement

As regulatory demands and expectations for supply chain transparency grow, our integrated governance and ESG approach provides a strong foundation for continued leadership. The maturing TPRM framework will strengthen risk identification, assessment, and mitigation across the supplier ecosystem. Continued enhancement of WISE will build supplier capacity for emissions measurement and reduction, supporting Scope 3 decarbonization. Expanding human rights due diligence will help identify and address adverse impacts in line with emerging HRDD requirements. Ongoing focus on supplier diversity and inclusive procurement will create opportunities for MSMEs and women-owned businesses while strengthening resilience. Sustaining EPEAT leadership and improving environmental performance will deliver measurable climate and operational benefits. Together, Wipro's three-layered governance model, policy framework, and Board oversight provide the structure needed to meet evolving ESG requirements while maintaining operational excellence. As we advance toward our Net Zero goals, strategic supplier partnerships will remain central to creating shared value across our supply chain.

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VALUE CREATION FOR STAKEHOLDERS

People

Key Linkages

Strategy

- Employee training
- Well-being
- Inclusion and Belonging (I&B)

Risks

- Talent and culture risk
- ABAC risk
- Retention
- Human rights

Capitals

- I Intellectual
- H Human
- S Social and Relationship
- N Natural
- F Financial
- M Manufactured

UN SDGs

3, 8, 9, 16

Culture and Values

Our 80-year milestone celebrates a legacy of resilience, uncompromising ethics and integrity. Built by generations of Wiproites, these core values serve as our moral compass and remain deeply embedded in the DNA of our organization. This legacy is also rooted in the belief that purpose drives business and business drives purpose. We proudly contribute 66% of our economic activity to a global philanthropy that supports some of the most disadvantaged communities around the world.

Wipro's Founder-Chairman, Azim Premji, has played an instrumental role in building this foundation and ensuring that our values, the Spirit of Wipro, guide us to do the right thing. These values are our bedrock. They define who we are, guide how we work and shape our future. They have further strengthened our commitment to creating a more inclusive workplace for our associates, clients and diverse stakeholders, while contributing to a more equitable, humane, and sustainable society.

In early 2020, as part of our culture transformation journey, our Chairman, Rishad Premji, introduced the Five Habits, which bring our values to life and encourage a growth mindset.

When our behaviors and ways of working consistently reflect our values, we truly put them into action. We have scaled Five Habits engagement globally by delivering crowdsourced, scenario-based learning to more than 140,000 associates and conducting high-impact refresh sessions across accounts for over 230,000 associates so far.

The Five Habits remind us that change begins with each one of us and encourage us all to be reflective, collaborative and demonstrate the Five Habits every day. More than 500 Habit Champions and Culture Ambassadors have partnered and contributed to our culture transformation journey. Over 40,000 leaders from around the world have participated in 140+ immersive sessions on the Five Habits led by our Chairman.

As the next step in this journey, we introduced the Wipro Leader Success Profile, an enterprise-wide definition of what leadership at Wipro looks like, feels like, and delivers. It defines a set of Leadership Capabilities that leaders are expected to demonstrate. Our culture framework brings together key pillars, including purpose, mindset, learning, recognition, belonging and well-being.

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Our culture continues to evolve with our organization, while our values remain a constant anchor and the Five Habits guide how we show up every day. We bring this to life by embedding culture in ways that create a consistent and meaningful experience for our associates globally. Our governance ensures this is sustained with clarity, intent, and scale. For detailed references, see pages 04, 32, 37, 38, 44, 54, 62, 63, 68, 83-93, 100, 101, 107-112, 128, 136, and 159 of the Annual Report for specific references.

140,000+
Associates engaged through Five Habits learning

500+
Habit Champions and Culture Ambassadors partnered and contributed to our culture transformation journey

Inclusion and Belonging (I&B)

At Wipro, we believe that everyone belongs. By nurturing a workplace where individuals can be their authentic selves and experience a strong sense of belonging, we cultivate an environment where people can thrive in a merit-driven, high-performance culture. We do not engage in or support discrimination based on characteristics protected by law, including ethnicity, race, caste, religion, disability, age, gender, marital status, gender identity, sexual orientation, political affiliation, or protected veteran status.

Our I&B philosophy helps ensure that Wipro reflects the societies in which we operate and celebrates the diversity of voices across our global workforce.

Our mandatory learning module on Unconscious Bias helps associates recognize and mitigate bias through realistic scenarios and practical actions. More than 2,05,000 associates have completed this training.

205,000+
Associates completed Unconscious Bias training



Women

Wipro is committed to fostering a supportive environment for women associates. Our mission is to build an inclusive ecosystem where women can thrive, innovate, and lead.

Over the years, we have strengthened an equitable culture through progressive policies, leadership development programs, and structured mentorship and sponsorship opportunities. We also extend our efforts to engage and support women in communities at large.

Key programs include Enrich, Begin Again, WoW Mom, HerCode, structured leadership development initiatives, leadership connects with the CEO and Executive Leadership, and the HerStory series, which showcases experiences and role models from within Wipro and beyond.

37.6%
Women*

40%
Of our hires were women

Disability Inclusion

We strive to create an inclusive and accessible workplace for colleagues with disabilities, acquired disabilities/chronic medical conditions, and primary caregivers of dependents with disabilities. We implement initiatives in alignment with our CREATE framework (Career, Recruit, Engage, Accessibility, Train and Enable) and focus on digital accessibility across all processes.

* Women employee % includes employees of Harman DTS acquisition closed, effective December 1, 2025.

108 VALUE CREATION FOR STAKEHOLDERS

The **Global Disability Alliance Network (Global DAN)** brings together employees with disabilities from diverse intersectionalities, caregivers and allies. We have systems in place for self-identification and for requests related to reasonable accommodation and adjustments, supported by appropriate interventions. In addition, disability awareness and sensitization sessions, our Disability Inclusion Hub page, and the Disability Inclusion Handbook provide awareness and details on inclusive practices to empower associates.

LGBTQIA+ Inclusion

Our priority is to create a safe, inclusive, and welcoming workplace for LGBTQIA+ associates through awareness building, allyship, and inclusive policy frameworks.

Wipro Pride, our Employee Resource Group (ERG), facilitates community building, information sharing, and conversations among LGBTQIA+ colleagues and allies. Our Global Prevention of LGBTQIA+ Discrimination Policy safeguards associates against discrimination based on gender identity or sexual orientation.

Wipro's insurance policy includes coverage for gender-affirming surgeries and related medical procedures in several countries. Additionally, inclusive gender-neutral restrooms are available across most office locations. Our initiatives include a dedicated LGBTQIA+ Inclusion Handbook, an e-learning module on Championing LGBTQIA+ Inclusion, sensitization sessions, monthly newsletters, and allyship campaigns. These efforts help create safe spaces for dialogue and strengthen a sense of community and belonging.

Increase in self-declaration with

2,537
Associates with Disabilities

1,660+
Associates from the LGBTQIA+ community

Multi-generational Inclusion

At Wipro, we embrace a multi-generational workforce and design our policies and programs to support associates at different life stages. Our initiatives enable employees to balance professional and personal commitments while accessing development opportunities throughout their careers.

We promote cross-generational collaboration through mentoring, reverse mentoring, peer learning, and 360-degree feedback mechanisms, enabling knowledge sharing and mutual growth.

40%
Generation Z

Race and Ethnicity

The Black Alliance ERG promotes an inclusive environment for African American associates by observing Martin Luther King Jr. Day, recognizing Juneteenth, and celebrating Black History Month. In addition, we support regional and country-specific affinity groups for Hispanic and Latin/o/a/x communities, Asian and Pacific Islander associates, and other cultural groups, fostering inclusion and representation across our global workforce.

People Processes: Key Highlights of FY26

Hiring and Onboarding

Our associates are our greatest strength, and we aim to build exceptional teams from diverse backgrounds to drive innovation and set high standards. Our culture and values provide a strong foundation for an industry-leading Talent Attraction Model, which we leverage to attract, identify, and hire diverse talent at all levels. Early career hires find a sustainable platform to grow into the technology leaders of tomorrow, while our Employer Value Proposition (EVP) articulates our brand promise and helps attract top talent for open roles.

This year, we took a significant step forward in the associate experience by implementing SuccessFactors Onboarding. This integrated, system-led approach is grounded in human-centered design, AI-enabled workflows, and simplified, automated processes, bringing new hires into Wipro with greater clarity and speed from day one.

Enhancing the candidate experience remains a top priority, and our investments are reflected externally. Our Glassdoor metrics show sustained momentum, with 68% of reviewers recommending Wipro to a friend, and 65% have a positive outlook on the Company. CEO approval has remained consistent at around 80% through FY26, placing us ahead of several immediate competitors, while inclusion and belonging continue to be our highest-rated attributes. Technology, automation, and an AI-first mindset, combined with AI tools across our hiring practices, have enabled faster, more data-driven decision-making and helped us meet our talent goals efficiently.

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Performance and Talent Management

Technology shifts and rising client expectations are reshaping our business, accelerating workforce transformation through AI. Our talent ecosystem integrates continuous skilling, leadership development, performance management, and career mobility to enable associates to deliver sustained impact at pace and scale. We have designed our performance management approach as a continuous, fair, and outcome-driven process that supports long-term growth. Through clear goals and objectives, transparent bi-annual appraisal and feedback processes, such as 360-degree surveys and feed-forward mechanisms, our performance management system aligns individual contribution with business priorities and Wipro's values-led culture.

We integrate performance with career development through clear rating definitions, role and skill-based frameworks, and role rotations. Associates can set goals, track progress, and access actionable performance insights through myCareer on SuccessFactors, and explore career and talent development opportunities. Rewards and career progression are linked to sustained high performance, reinforcing a meritocratic, high-performance culture that drives engagement, purpose, and results at scale. This approach reinforces continued performance, growth, and development opportunities.

Our talent ecosystem is powered by AI-enabled talent practices that connect skills, performance, careers, and opportunity. Platforms such as iAspire, an AI-powered career management system, and WiNow, a conversational talent bot, provide real-time visibility into skills and aspirations, encourage faster deployment of best-fit talent and application of learned skills to real-world problems. Our integrated Human Capital Management System (HCM) on SuccessFactors further connects skilling, performance, and career mobility into a single, insight-driven experience. Through responsible AI practices, targeted learning, and clear career pathways, we advance our consulting-led, AI-powered transformation, helping associates build the capabilities that matter most, power sustained business value, and truly deliver with impact.

65%
Positive outlook on the Company

~80%
CEO approval rating through FY26

Learning and Development

In FY26, we invested **19.23** million learning hours in skilling and professional development of associates across Wipro Academy and Wipro Leadership Institute.

Wipro Academy

At Wipro Academy, the **MySkill-Z** Competency Framework enables our early-career associates to acquire high-demand skill(s) for project-career opportunities.

iAspire, our AI-powered career-management platform, empowers associates to explore career paths and professional growth opportunities based on their current roles, skillsets, professional aspirations, and business and client needs.

Our partnerships with Microsoft, Google, AWS and other leading enterprises provide access to the latest learning resources in **Cloud and AI Technologies**. In addition, our collaboration with the Indian Institute of Science offers access to their M. Tech. programs in AI and Data Science & Business Analytics to our associates.

Our commitment to continuous learning and cross-skilling continued with additional rigor during the year. We are actively building an AI-ready workforce, with 212,663 Associates already equipped with an AI-first mindset and essential AI skillset and toolset. We have enabled more than 180 AI learning pathways tailored to varied proficiency levels for our business and technical associates. Through these efforts, we aspire to excel in AI-technologies and drive AI-innovation, service delivery transformation, and efficiency.

19.23 mn learning hours
Invested in skilling and professional development of associates across Wipro Academy and Wipro Leadership Institute

212,663
Employees covered through AI-ready workforce initiatives

We advanced our position as a consulting-led and AI-powered enterprise leveraging Wipro Intelligence, which integrates AI into delivery through platforms, such as WINGS and WEGA. Our **AI Academy** launched an enterprise-wide initiative to train and certify associates to drive AI adoption.

110 VALUE CREATION FOR STAKEHOLDERS

66,092
WINGS Basic

34,208
WEGA Advanced

70,443
WEGA Basic

27,670
WEGA Master

93,994
Associates certified as AI Masters

We have built an **active skilling ecosystem** with learning partners such as Udemy, Mettl, Codility, Nuvepro, HackerRank, TopCoder, and Intuition. Additionally, our in-house wiLearn platform empowers associates to explore relevant skilling avenues based on their learning needs. Through these initiatives, we foster a culture of continuous learning at Wipro, recording 79.1 skilling hours per associate for FY26.

Recorded
79.1 skilling hours
per associate for FY26

During the year, **139** customized **Account Academies** across various Global Business Lines and Service Lines offered continuous and connected learning opportunities for **85,616** associates. Cloud and AI Practice Academies, along with the School of Data Engineers, help build emerging skills required for future roles.

Leadership Development and Talent Management

The **Wipro Leadership Institute (WLI)** curates learning and development interventions aligned with our strategic priorities and emerging business needs. Operationalizing the tenets outlined in the Wipro Leaders Success Profile, WLI offers a comprehensive suite of programs designed to enhance knowledge, strengthen skills, and shape mindsets.

WLI's leadership development programs enabled more than 1,500 high-performing and high-potential individuals to enhance personal growth and strategic awareness, helping them excel in their existing roles while preparing for future enterprise leadership mandates. Notable initiatives under WLI include executive programs focused on transformation leadership, customized development interventions for go-to-market and delivery talent, a sponsorship program for women leaders, personal development through sponsorship and coaching, academic immersions at leading global institutes, and structured manager effectiveness programs.

Employee Well-being

Associate well-being is a fundamental aspect of our culture. We champion the holistic well-being of our people by emphasizing the interconnectedness of three important aspects of life: Mind, Body and Community. Our data-driven approach to healthcare ensures sustainable and scalable outcomes. Leadership involvement is crucial, with a dedicated leader sponsor fostering well-being conversations and advocating interventions that support a healthier, happier workforce.

Part-time Working Options

We offer Indian associates a half-day, half-pay working model for periods ranging from one month to one year, providing flexibility for personal commitments. Reasons include post-maternity leave, childcare, illness, dependent care or other personal reasons. In addition, temporary remote work is available for up to 12 days annually to support health and caregiving needs.

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Focus on Capability Building

Strengthening well-being-related skills in the organization at an individual and managerial level.

- Our e-learning modules for mental resilience, psychological first aid, and workforce well-being equip learners and managers with essential skills to manage stress, recognize distress, and foster a thriving work environment.
- The capability-building catalogue serves as a single repository for all well-being learning resources.
- Managers who prioritize well-being foster resilient and engaged teams. The well-being module in the Wipro People Managers Program (WPM), along with DIY toolkits, supports stress management and team collaboration.
- Our 24/7 digital well-being platforms offer articles, videos, courses, and curated learning pathways for all associates.

Peer Support for Mental Health

The Mitr–Mental Wellbeing Ally Network (India) is a peer-led initiative that builds a supportive workplace by enabling trained employee volunteers to act as the first line of support for colleagues facing stress or emotional challenges. Mitr allies provide empathetic listening, promote early help-seeking, and guide employees to professional resources such as the Employee Assistance Program (EAP), while maintaining confidentiality.

Financial Well-being Platforms: Launched globally with comprehensive offerings and will continue to be expanded.

Caregiver Benefits: Launched in India and the US, offering resources for child/elder care, women's well-being and parenting support.

Technological Integrations: Provide seamless access to well-being resources, including the Stretch & Pause ergonomics app and the WiNow chatbot.

Focused Communication: Campaigns and a dedicated site enhance visibility of well-being offerings across all employee lifecycle stages.

We conduct an annual well-being survey to determine the organization's well-being quotient and evaluate awareness of our well-being offerings.

Employee Experience Survey (EES) and Employee Insights

The Employee Engagement Survey (EES) is Wipro's enterprise-wide active listening mechanism designed to capture employee sentiment and engagement across the employee lifecycle. It provides insights into key engagement drivers such as career development, work-life balance, psychological safety and organizational purpose.

Key Highlights of EES

Overall Engagement: With 86% engagement and a 72% participation rate, we have shown an improvement in engagement. The engagement score is a composite of job satisfaction (82%), sense of purpose (90%), and willingness to recommend (85%). We continue to outperform benchmarks across Fortune 500 and IT/Professional Services sectors.

Engagement Drivers: High scores across training and resources (90%), authority and empowerment (88%), innovation (88%), inclusion and belonging (86%), role fit (85%), customer focus (85%), well-being (83%), psychological safety (82%), work-life balance (81%), transparent communication (80%), strategic alignment (83%), collaboration (82%), recognition (80%), trust in manager (83%) and leadership (82%).

Respect and Impact: At Wipro, 89% of associates feel respected at work, and 88% believe the Company is making a positive impact on the world.

Action on Feedback: The 'Action Taken' score rose to 71% in Aug'25, up from 70% in Feb'25 and 68% in Aug'24, reflecting increased confidence in Wipro's responsiveness to employee feedback. Our 'Action Taken' score remained ahead of Fortune 500, IT, and global benchmarks, with leadership engagement rising on the back of structured programs for leaders, AI-powered sales enablement, and sustained investment in collaboration, managing change, well-being, and psychological safety.

86%

EES (Employee Engagement Score)

112
OUR APPROACH TO MANAGING RISK

Risk Management.

Our Enterprise Risk Management (ERM) framework is based on globally recognized standards and industry best practices. In line with the organization's strategic objectives, it provides 360-degree coverage. Its primary objective is to avoid surprises by proactively managing organizational risks, including emerging risks and concerns. It also focuses on risk mitigation to keep residual risks within defined thresholds and supports continuous risk awareness programs, while taking into account the requirements of clients and employees as key stakeholders.

The framework is designed to be agile, enabling proactive navigation of uncertainties and the ability to capitalize on opportunities in a dynamic business environment. It has been digitized to enable faster, more informed, and effective risk-based decision-making, thereby fostering a risk-resilient culture. The ERM framework is administered by the Audit, Risk and Compliance Committee of the Board and is supported by a multi-layered risk governance structure that enables effective oversight, timely escalation and coordinated risk response across the organization.

Augmented by AI-enabled insights and automation to enhance risk visibility and responsiveness, the Company strengthens preparedness for evolving risks through simulation-driven exercises, role-based training, and centralized risk intelligence. This reflects a preventive, technology-enabled, and resilience-driven approach that enables Wipro to anticipate risks, respond proactively, and sustain stakeholder confidence.

Gartner, an independent analyst firm, in its vendor rating report of August 2024, stated that Wipro has a strong focus on risk management, driven by the Chief Risk Officer. Wipro views this as a business differentiator, focused on four key pillars: enhanced reliability, resilience, agility, and security of business solutions. Wipro also won the 'Masters of Risk–IT & ITES' (Large Cap category) at the CNBC TV18 India Risk Management Awards 2025. In a benchmarking study conducted by PricewaterhouseCoopers (PwC) in late 2023, it was noted that, compared to peers, Wipro has achieved an advanced level of maturity in its ERM practices and is well-positioned to leverage these as a market differentiator. At Wipro, we have continued to build on and strengthen these practices during the year.

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Guiding Pillars

Strategic Oversight → **Strategic Objectives and Priorities**

Strategic Oversight			Strategic Objectives and Priorities				
Board of Directors	Vision and Mission	Company Values	Accelerate Growth	Strengthen Client and Partnerships	Lead with Business Solutions	Built Talent at Scale	Simplified Operating Model

Ecosystems

- Clients
- Business
- Functions
- Partners
- Environmental and Social

Key Risk Domains

- Legal, Regulatory and Compliance
- Information and Cybersecurity
- Data Privacy
- Generative AI
- Financial
- Talent and Culture
- Employee Health and Safety
- Service Delivery and Obligation Management
- Strategic & Market
- Technology & Innovation
- Mergers and Acquisitions Integration
- Geopolitical
- Third Party/Supplier Business Resilience
- Fraud and Anti-Bribery and Anti-Corruption
- Environmental, Social and Governance
- Emerging Risk

Risk Management Framework

- Risk Identification – Existing/Emerging
- Risk Assessment
- Appetite and Tolerance
- Risk Treatment
- Risk Monitoring
- Risk Reporting
- Audit

Risk Governance

- Audit, Risk and Compliance Committee of the Board
- Risk and Governance Committee
- Compliance Committee
- Risk Councils at Business, Functions, Geography, Location and Risk Theme level

Risk Program	Risk Description	Risk Mitigation
Information and Cybersecurity Risk	**Our reliance on information technology is increasing with the adoption of emerging technologies, cloud, artificial intelligence, and remote workforce models. This expands the complexity of our digital ecosystem and heightens exposure to cybersecurity threats, vulnerabilities, deepfakes, phishing attacks, and incidents. These risks may result in business disruptions, reputational damage, unauthorized disclosure of sensitive information, financial losses, and the spread of disinformation.**	Our risk-based approach continuously monitors and responds to cyber risks through a layered cybersecurity management process. **This Includes:** • Well-defined information security policies, procedures, risk and control frameworks aligned with industry standards, including ISO 27001, NIST 800-53, NIST CSF, and ISO 27005. • Continuous risk assessments for proactive identification, mitigation and governance of emerging cyber and AI-related risks. • A well-structured threat intelligence, security monitoring, and incident response process to detect and respond to cyber threats and incidents. • Ongoing employee engagement initiatives to foster a strong security culture and promote responsible and ethical behavior across the organization. The cybersecurity team checks preparedness through phishing and deepfake attack simulations that impersonate senior leaders. • Comprehensive data protection techniques, along with strong backup and recovery protocols, form a key foundation for our cyber resilience strategy. • A robust governance process with Executive and Board-level oversight to review cybersecurity risks and evaluate the investments required to mitigate and respond to them.

114 OUR APPROACH TO MANAGING RISK Risk Program Risk Description Risk Mitigation Risk arising from non-compliance with • A program on statutory compliance is in place to track all applicable federal, state, local and foreign applicable regulations and obligations, commensurate laws governing business operations, with the size and operations of the organization and which may lead to financial exposure and corresponding to actions for enabling compliance. reputational risk to the organization. • Compliance Posture is regularly monitored by the Legal, Regulatory Compliance Committee, Compliance Officer of the Company and Compliance and reported to the Audit, Risk and Compliance Committee Risk of the Board. Potential risks associated with non- Aligned with ISO/IEC 27701:2019 certification, a dedicated Data compliance with Data Privacy regulations Privacy team monitors regulatory changes on an ongoing basis include substantial financial penalties, and enables periodic privacy assessments and audits to identify legal action, loss of customer trust, and vulnerabilities and maintain compliance with evolving DP laws. reputational damage. Furthermore, We leverage technology to manage our operations efficiently. the organization may face operational Data Privacy Data security measures such as encryption, firewalls, and intrusion disruptions and increased scrutiny from (DP) Risk detection systems protect sensitive information from unauthorized regulatory bodies. access and breaches. Data Privacy training is conducted to upskill teams and equip them with capabilities for handling complexities around data transfer, use of personal data in AI systems, new Data Privacy regulations, their compliance requirements and emerging threats Data Privacy manuals are created for the enterprise functions, including the creation of a strong network of data privacy champions. These risks remain elevated and are • Our Country Risk Framework addresses country-specific expected to persist in the foreseeable future. risks, enabling proactive risk identification and treatment They may impact employee safety, security, prior to onboarding new or incremental business. and employee mobility and may also lead to • Agreements with multiple reputed international risk disruptions in business operations. consulting firms provide us with real-time information, Geopolitical and security analysis, risk assessments, advice and forecasts Macroeconomic for the timely detection of geopolitical risks and global Volatility Risk security events. • Our strategy of hiring local talent in critical geographies and strategic locations, along with a dedicated team that manages mobility, ensures minimal impact on operations resulting from any protectionist policies by a country. • Business Continuity and Cybersecurity programs are periodically reviewed and tested to ensure resilience to any regional conflicts. These include risks relating to taxation, Covered on page 121. wage pressure, credit, foreign currency,—26 interest rate, counterparty and liquidity 2025 arising from the normal course of business. Finance and REPORT Market Risk ANNUAL INTEGRATED WIPRO

115

Risk Program	Risk Description	Risk Mitigation
People Operations (Talent and Culture) Risk	Highly motivated and skilled resources are the backbone of any organization. Effective and efficient people management helps businesses gain a competitive advantage. This risk could arise if organizations fail to hire and manage resources appropriately.	See the 'People Practices → Learning and Development' section on **page 109**.
Employee Health and Safety Risk	Providing a healthy and safe working environment will improve employee productivity, retention and avoid any reputation impact. It also helps the business gain a competitive advantage.	See 'People Practices → Employee Well-being' section on **page 110**.
Service Delivery and Contractual Obligation Management (Including Large Deal Governance) Risk	Delivery and operational excellence are the foundation of any customer engagement process. The absence of secure, compliant and resilient business solutions can lead to customer dissatisfaction and have financial implications.	• Our Deal Resilience Evaluation Framework (DREF) ensures proactive risk management of large deals right from the deal pursuit stage. • Unified Risk Framework and Alert management process enable timely risk management and governance throughout the lifecycle of the engagement. These proactive methodologies enhance resilience and ensure a high standard of operational excellence. • Contractual obligations are self-assessed by the teams and audited by ERM and the Quality team to ensure strong governance on service delivery and contractual obligation management. • Wipro's Enterprise Level SSAE 18 compliance program has gone live and is designed to meet regulatory and security compliance requirements across locations.
AI in Service Delivery Risk	If AI is not used responsibly, it exposes the organization to significant risks of data breaches, bias and fairness issues, regulatory violations, contractual non-compliance and financial exposure.	• AI Council and task force oversee the responsible use of AI in service delivery, covering both new implementations and existing ones, including all high-risk AI projects. Furthermore, the AI task force conducts AI impact assessments for privacy-enhancing technical solutions to safeguard client IP and data and ensure regulatory compliance. • AI audit framework assesses compliance of AI usage against contractual terms and Wipro's AI frameworks and standards, including periodic review of deployed AI solutions. • Delivery teams mandatorily perform AI risk classification to determine the risk exposure and ensure necessary steps are taken to reduce liability risk. • Responsible AI training courses are imparted for privacy, fairness, and legal protection by design and AI risks. • Contractual Safeguards for AI have been configured through MSAs and SOWs.
Business Resilience and IT Disaster Recovery Risk	The risk that arises if the organization is unable to recover and maintain business operations in the event of a disruption due to internal, third-party, physical, or natural circumstances, etc. This can lead to loss of customer confidence, financial and reputational loss.	Our Business Continuity Management System (BCMS) framework is aligned to ISO 22301:2019. We have dedicated and certified BCM professionals working to enhance our resilience posture. • Business continuity plans are prepared and tested across delivery centers, data centers, functions and accounts to ensure preparedness. • A crisis management structure exists globally that proactively manages and supports during crises, and a threat management program is underway to do a risk profiling of each location. • BCMS is digitized to drive quick and accurate decision-making during crises, with enhancements including real-time alert and action mechanisms through tools such as WIRES (Wipro Resilience for Account Service Delivery) and Crisis24 for employee engagement, enabling faster and more accurate decisions, timely notifications during crisis or disaster situations, and effective mass communication.

116 OUR APPROACH TO MANAGING RISK

Risk Program	Risk Description	Risk Mitigation
Mergers & Acquisitions (M&A) Integration Risk	M&A is a key enabler for Wipro's inorganic growth strategy. The seamless and successful integration of acquired entity people, processes and systems is necessary to preserve value and achieve the acquisition's strategic objectives.	• Wipro's Post Merger Integration team constitutes M&A integration leaders, program managers, organizational change management experts and dedicated functional integration leaders who drive all aspects of integration, including the eventual brand retirement and entity dispositioning. • Wipro's M&A Value Creation team drives business collaboration and joint go-to-market, standalone and synergy business success with acquired entities to ensure value preservation and value creation. • We focus on reducing the 'Time to Integration', and have customized integration approaches that address the entity's nuances, thus ensuring maximum value realization and seamless integration experiences. • During integration, there is a strong focus on aligning SOX, regulatory, security and Wipro compliance requirements with complete alignment to Group Risk Appetite. • Our M&A integration platform enables tracking of milestones from Legal Close until the entity is fully integrated into Wipro's standard processes and systems.
Third Party Risk Management	The inability of our Suppliers to deliver services or products on time, as per agreed quality or non-adherence to regulatory requirements can lead to disruption of services to our customers. This could result in reputational damage, contractual non-compliance, and financial risks.	• Wipro's comprehensive Third-Party Risk Management Framework, Supplier Code of Conduct (SCOC), Supplier Ethics program, ongoing supplier meets and business reviews govern the Supplier life cycle, supported by a centralized platform enabling end-to-end third-party risk management lifecycle, including onboarding, continuous monitoring and offboarding. • Onboarding checks involve technical and financial assessments and enhanced due diligence and supplier risk assessments based on the risk profile of the Supplier. All vendors are required to comply with our SCOC, including subcontractors/Nth parties. • Our Third-Party risk management framework evaluates the risks associated with third parties, including supplier concentration, category-wise spends, contractual status, documentation, and integrated multi-domain risks such as cyber security, data protection, ESG, business continuity and AI. • There is an ongoing focus on cost optimization and risk reduction that includes supplier consolidation supported by continuous monitoring and oversight through dedicated risk towers.
Fraud, Anti-Bribery Anti-Corruption (ABAC), Anti-Money Laundering (AML) Risk	Maintaining integrity is paramount for safeguarding market confidence and building trust with clients. Instances of bribery and corruption, money laundering or fraud can expose the organization to reputational and financial risks.	• Wipro's Code of Business Conduct (COBC), Zero Tolerance Policy on integrity violations, Anti-Bribery & Anti-Corruption (ABAC) program, Anti-Money Laundering (AML) monitoring, Fraud Management, Financial Risk Management, Vendor Risk Management, Ombuds channels, and ERM-led stress testing collectively establish a robust governance framework for prevention, detection, and response. This is further strengthened through analytics-driven monitoring, proactive risk intelligence, and AI-enabled investigations, enabling a predictive, risk-led approach to ethical governance. • ABAC Council, chaired by the General Counsel, provides strategic oversight and ensures proactive risk management for high-risk functions, with structured investigations and regular reporting to senior leadership and the Board. • Mandatory training for high-risk functions, along with annual COBC certification by all employees, reinforces a strong culture of integrity, supported by effective whistleblower mechanisms.

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Risk Program	Risk Description	Risk Mitigation
Strategy and Market Risk	**Any delay in identifying and aligning our strategy to the dynamic market conditions and nuances can impact our growth, market share and profitability. Additionally, any escalations in tariffs and trade policies of certain countries with large economies, where our clients or we operate, may directly or indirectly hamper our growth.**	• Our approach is to be agile and adaptive in strategizing and executing our key priorities. Our broader vision and strategic priorities form the basis for driving sustained performance • We have prioritized markets, sectors, and clients that drive our focus and investments. Differentiated capabilities, talent, operational excellence, and a robust governance structure form the basis of execution excellence • Our approach is Consulting-led and AI-powered. We are continuously making investments in AI and executing across three dimensions, i.e., 'Operate better', 'Deliver better', and 'Change the game'. These enable us to be relevant and stay ahead in the context of dynamic market conditions • We continue to build strong relationships with our clients. This enables us to work on their most critical strategic priorities, including mitigating macro headwinds arising from tariffs, trade policies, etc., through our strong capabilities (e.g., cost/operational excellence, transformation, etc.) and global delivery footprint
Technology and Innovation Risk	**Technological evolution, particularly rapid advancements in AI, is driving clients to review their technology strategies and their IT operating models, leading to a shift in the services they need. Failure to adapt to these changes could result in loss of business.**	We continue investing in R&D to adopt frontier technologies and develop industry solutions like AI. We partner with global technology leaders, academic research teams, and startups to remain ahead of the curve on technology evolution. Our global team of experts in Responsible AI, Data Governance, and Data Privacy aids accelerated responsible AI Adoption. The global Wipro Innovation Network creates collaborative environments where clients can engage with our experts through immersive workshops to identify and co-create high-impact, high-priority use cases and accelerate their adoption of innovations.
Climate and Environmental, Social & Governance (ESG) Risk	**Climate-related risks can adversely affect our assets, operations, and financial performance through both physical impacts from extreme weather and transition risks arising from regulatory change.** **ESG serves as a key indicator of organizational responsibility for investors and clients evaluating long-term partnerships. A failure to address climate risks and strengthen ESG governance can constrain business growth and result in financial and reputational damage.**	Climate risks ESG risks – The identified 7 ESG goals are monitored on a quarterly basis by the Board. Details are available in the Materiality Assessment section on **page 64**.

Climate and ESG Risks

As a global technology services leader, we view the management of ESG and climate-related risks as fundamental to our long-term resilience and value creation. At Wipro, we navigate an evolving climate landscape by addressing risks and capitalizing on opportunities to support the low-carbon transition. Climate change influences our operations, value chains, and financial performance, driving us to embed these considerations into our governance, strategy, and risk management processes.

This section reflects our commitment to the IFRS S2 Climate-related Disclosures framework and provides a clear view of our approach.

118 OUR APPROACH TO MANAGING RISK

Risk Governance

Our Board oversees Sustainability and ESG Risks through its Board Committees. The Audit, Risk and Compliance Committee evaluates Climate and ESG risks along with risk adaptation and business continuity. The Nomination and Remuneration Committee oversees sustainability and CSR activities, aligning with risk mitigation. Please refer to **page 68** on ESG Strategy and Governance to understand more on our Risk Governance.

Strategy and Risk Framework

Our strategy embeds ESG and climate factors into business planning across short-term (2030), medium-term (2040), and long-term (2050) horizons, reflecting their critical role in our operations and stakeholder expectations.

Our risk framework embeds ESG and climate risks into Enterprise Risk Management (ERM), aligned with the COSO ERM Framework, to strengthen resilience and transparency across operations.

We assess ESG and climate risk across People safety, Infrastructure and Customer Delivery.

Our Climate and ESG risks are captured in the ERM Risk Register of all relevant functions. Embedding them in existing registers elevates ESG in senior management discussions and shows how these risks interact with other enterprise risks. Cross-functional mapping across Facilities Management, HR, Data Privacy, and Business Resilience helps ensure appropriate investments and mitigation controls.

ESG-related Risks

Risks related to our material topics are integrated into the Enterprise Risk Management (ERM) framework by design. These risks are usually identified using both qualitative and quantitative methods, including megatrend analysis, SWOT studies, materiality assessments, stress testing, and what-if scenario analysis and can be viewed in the above section. Some examples are risks related to People Operations, Data Privacy, Cybersecurity, Technology & Innovation, and third-party (Suppliers). Environment & Climate risks are addressed under ESG risks.

A single integrated data model connects these risks to risk owners, reporting lines, controls, testing processes, compliance requirements, and strategic objectives.

This integrated approach helps us manage ESG challenges and capture opportunities in the low-carbon transition.

Climate-related Risks

Climate-related risks are risks associated with a changing climate that have the potential to negatively impact an organization's assets, operations, and financial performance, requiring strategic adjustments toward a lower-carbon economy. These risks are further categorized into physical and transition risks.

Our most recent climate risk assessment, aligned with TCFD recommendations and IFRS S2 Climate-related Disclosures, was conducted in 2025-26 to identify key climate-related risks, opportunities, and their operational impacts. A detailed report can be found here.

Physical Risk

Physical risks refer to the impact of climate events on a company's infrastructure and its upstream and downstream value chain. For physical climate risks, we adopted the Intergovernmental Panel on Climate Change (IPCC) Sixth Assessment Report (AR6) climate scenarios, based on Shared Socioeconomic Pathways (SSPs). Financial impacts and losses were estimated for floods, wind, and wildfires, extreme heat and water stress.

SSP1 2.6 (Optimistic)	A sustainability-led pathway with low emissions, resulting in around 2°C warming.
SSP2 4.5 (Business-as-Usual)	A pathway based on historical trends with uneven development, resulting in moderate challenges and 4.5 W/m^2 radiative forcing.
SSP5 8.5 (Pessimistic)	A high-emission, fossil fuel–driven pathway with significant challenges, resulting in 8.5 W/m^2 radiative forcing.

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119

Physical Risk	Acute Risk	Chronic Risk	
Climate Risk Exposure by Region and Type*	**Extreme weather events** Globally, across India and the Asia Pacific, sites face elevated acute exposure to floods and wind/cyclones .	**Extreme heat** Extreme heat is the predominant chronic risk, with higher exposure in the Americas and the southern states of India.	**Water stress** Water stress is the predominant chronic risk for international and domestic sites, with higher exposure in southern India.
Potential Impact	Increasing frequency and intensity of extreme weather events such as urban floods, heatwaves, cyclones, and wildfires may lead to business interruptions, service delivery delays, and infrastructural damage.	Extreme heat could increase operating costs by augmenting our cooling needs and increasing energy consumption to ensure processes and equipment operate efficiently.	Water stress could lower the efficiency of some of our processes, impact our operations, and increase our water procurement costs.
Mitigation/ Adaptation Efforts	• Enhanced stormwater drainage, created flood-resilient landscaping, and reinforced structures to mitigate floods and cyclones. • Elevated critical infrastructure (server rooms) with added waterproofing and backup power systems. • Reduced heatwave exposure through smart building design and energy-efficient cooling measures.	We have prioritized energy-efficient building designs that incorporate passive cooling techniques, reflective roofing, and optimized insulation. Additionally, we have deployed smart heating, ventilation, and air conditioning (HVAC) systems to dynamically regulate indoor temperatures while minimizing energy consumption across our facilities.	Implemented wastewater recycling, low flow fixtures, and rainwater harvesting to enhance water conservation and groundwater recharge. Conduct seasonal water audits and risk assessments to anticipate supply variability and optimize water usage.

*Note: The scope covers 55 locations globally, including 25 in India and 30 international. An in-depth climate risk assessment was conducted for 21 critical locations. These 21 locations are deemed critical based on total asset value and employee strength) across India, the United Kingdom, and the Philippines.

A consolidated report of the outcomes of physical climate risk assessment specific to the long-term (2050) period under the SSP1-2.6 (low emissions) and SSP5-8.5 (very high emissions) scenarios can be found here.

Risk Mapping – Severity Level : ● Lowest ● Low ● Medium ● High ● Highest

Transition Risk

Transition risks are related to economic, social, regulatory, or even geopolitical risks emerging from the transition towards a low-carbon economy and a more sustainable business. For transition risks and opportunities, we have adopted the Network for Greening the Financial System (NGFS) climate scenarios across Orderly, Disorderly, and Hot House World Climate scenarios, represented by Net Zero by 2050, delayed transition, and current policies across short-term, medium-term, and long-term horizons, which provide standardized pathways built on varying assumptions regarding policy ambition, timing, coordination, and technology progress.

120 OUR APPROACH TO MANAGING RISK

The material risks related to transition climate-related risks span across the subcategories illustrated below:

Transition Risk	Risk Type (Risk Level) and Potential Impact	Mitigation/Adaptation Efforts
Policy and Legal Risks	**Carbon pricing** **Own operations:** Electricity costs directly drive OPEX and margins. **Value chain:** Carbon pricing raises vendor costs, increasing service delivery costs and margin pressure.	94% renewable energy reduces carbon cost exposure; targeting 100% by 2030 to eliminate fossil fuel price risks. Manage rising vendor energy costs through supplier engagement, sustainable procurement, and improved visibility of vendor emissions and efficiency.
	Multi-jurisdictional climate disclosures Mandatory multi jurisdiction climate disclosures increase reporting complexity due to varying frameworks and standards. Global compliance (EU, U.S., India) drives higher compliance costs, ESG system investments, and operating expenses with limited direct revenue impact.	We expect a strong alignment with ISSB, TCFD, BRSR, and integrated reporting to reduce our incremental compliance effort, and anticipate a reduction in duplication over time due to increased global convergence in sustainability standards and metrics.
Technology Risks	**Rising AI-led energy demand** AI/ML workloads are driving higher energy demand, increasing operating costs and climate exposure. While direct exposure is moderate, rising energy use may pressure margins unless offset by efficiency gains.	We are increasing the share of renewable energy in our energy mix and are continuously enhancing our energy efficiency measures, which are expected to reduce emissions related to increased energy consumption. Green coding principles will enhance efficiency and reduce energy consumption.
Market Risks	**Transition in customer demand toward sustainable solutions** Growing preference for low carbon solutions, driven by regulatory pressure and ESG commitments. High exposure to shifting customer demand, as sustainability is increasingly embedded in vendor selection and delivery expectations. Drives both risk and opportunity supporting revenue growth and competitiveness if addressed, but risking revenue loss if not.	We are developing strong capabilities in sustainability consulting, green IT, and carbon measurement solutions, and positioning ourselves to benefit from increasing demand as sustainability becomes core to digital transformation
Reputational Risks	**Failure to meet ESG and net zero commitments** SBTi aligned net zero commitment by 2040; failure to deliver may lead to revenue loss, fewer deal wins, and adverse impacts on investor confidence and ESG ratings.	We are committed to making sustained and strong progress on significant greenhouse gas (GHG) emission reductions and higher adoption of renewable energy. Continued alignment with our science-based targets enhances our credibility and reduces exposure to long-term transition risk.

Risk Mapping – Severity Level : Lowest Low Medium High Highest

Business Continuity and Resilience Planning

Our ISO 22301-aligned Business Continuity Management System (BCMS) ensures operational resilience. Initiatives like rainwater harvesting, stormwater management and climate-friendly buildings to combat heat stress help us combat climate risks while furthering our progress toward Net Zero.

For details on the performance of Wipro's assured ESG and climate-related parameters, refer to the Environment Sustainability section on **page 72** of this Report.

In addition, we also have metrics and targets to track our goals against the Social and Governance parameters. These details are articulated on **page 66**.

Future Outlook

As the results of our climate risk assessment emerge, these risks will be cascaded across functions to acknowledge the risk and build resilience. Our commitment to IFRS S2 will drive enhanced disclosures, ensuring transparency as we pursue sustainable value creation and a resilient future.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

121 Key Financial and Market Risks Report Taxation Risks Our profits for the period earned from services delivered at client services provided in the United States and other regions, as well as premises outside India may be subject to taxation in the country purchases from overseas suppliers in various foreign currencies. where such services are performed. Most of our taxes paid in The exchange rate risk primarily arises from foreign exchange countries other than India can be applied as credits against our revenue, receivables, cash balances, forecasted cash flows, Indian tax liability, to the extent the same income is subject to payables and foreign currency loans and borrowings. A significant taxation in India. portion of our revenue is in U.S. Dollars, Pound Sterling, Euros, Currently, we benefit from certain tax incentives under Indian tax Australian Dollars and Canadian Dollars, while a substantial portion laws, including a tax holiday from payment of Indian corporate of our costs is incurred in Indian Rupees. income taxes for our businesses operating from designated SEZs. The exchange rates between the Indian Rupee and these currencies Wage Pressure have fluctuated significantly in recent years and may continue to fluctuate in the future. Any appreciation of the Indian Rupee against Our wage costs in India have historically been significantly lower these currencies could adversely affect our results of operations. than wage costs in the U.S. and Europe for comparably skilled Interest Rate Risk professionals, and this has been one of our competitive advantages. However, wage increases in India could erode this advantage and Interest rate risk primarily arises from floating-rate investments and adversely impact our profit margins. borrowings, including various revolving and other lines of credit. We have historically experienced significant competition for talent As our investments are predominantly short-term in nature, they are from multinational corporations with offshore operations in India, not exposed to significant interest rate risk. From time to time, we as well as from domestic organizations. As a result, we may need manage our net exposure to interest rate risk relating to borrowings to increase the levels of our employee compensation more rapidly by entering into interest rate swap agreements, which allows it than in the past to retain talent. In addition, once the effective date to exchange periodic payments based on a notional amount and is notified by the Government of India, we may also experience agreed-upon fixed and floating interest rates. increased costs in future years for employment and post-employment benefits in India as a result of the issuance of The Code Counterparty Risk on Social Security, 2020. Unless we continue to improve workforce Counterparty risk encompasses issuer risk on marketable securities, productivity and efficiency over the long term, wage increases may settlement risk on derivative and money market contracts and reduce our profit margins. Our profits could also be impacted by any credit risk on cash and time deposits. Issuer risk is minimized by inability to increase the proportion of less-experienced employees only buying securities in India that are at least AA-rated by Indian or to access talent from other cost-effective locations such as rating agencies. Settlement and credit risk are reduced by the Eastern Europe, China, and Southeast Asia. policy of entering into transactions with counterparties that are usually banks or financial institutions with acceptable credit ratings. Credit Risk Exposure to these risks is closely monitored and maintained within Credit risk arises from the possibility that customers may be predetermined parameters. There are limits on credit exposure unable to meet their obligations as agreed. To manage this risk, to any financial institution. The limits are regularly assessed and we periodically assess the credit rating and financial reliability of determined based on credit analysis, including financial statements customers, considering the financial condition, current economic and capital adequacy ratio reviews. trends, forward-looking macroeconomic information, analysis of historical bad debts and ageing of accounts receivable. No single Liquidity Risk customer accounted for more than 10% of the accounts receivable Liquidity risk is defined as the risk that we will not be able to as of March 31, 2026, or revenues for the year ended March 31, settle or meet our obligations on time or at a reasonable price. 2026. There is no significant concentration of credit risk. Our corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, Foreign Currency Risk processes and policies related to such risks are overseen by senior We operate globally, and a significant portion of our business is management. Management monitors the Company’s net liquidity transacted in several currencies. Consequently, we are exposed position through rolling forecasts based on expected cash flows. to foreign exchange risk through payments received for sales and As of March 31, 2026, our cash and cash equivalents are held with major banks and financial institutions.

122 STATUTORY REPORTS AND FINANCIAL STATEMENTS BOARD'S REPORT

WIPRO INTEGRATED ANNUAL REPORT 2025-26

Board's Report

Dear Members,

It gives me immense pleasure to present the 80th Board's Report of Wipro Limited (the **"Company"**), on behalf of the Board of Directors (the **"Board"**), along with the Balance Sheet, Profit and Loss account and Cash Flow statements, for the financial year ended March 31, 2026.

I. Financial Performance

On a consolidated basis, your Company's sales increased to ₹ 926,240 Million for the current year as against ₹ 890,884 Million in the previous year, recording an increase of 3.97%. Your Company's net profit increased to ₹ 132,655 Million for the current year as against ₹ 132,180 Million in the previous year, recording an increase of 0.36%.

On a standalone basis, your Company's sales increased to ₹ 713,451 Million for the current year as against ₹ 685,750 Million in the previous year, recording an increase of 4.04%. Your Company's net profit increased to ₹ 121,296 Million in the current year as against ₹ 109,131 Million in the previous year, recording an increase of 11.15%.

Key highlights of the financial performance of your Company for the financial year 2025-26 are provided below:

(₹ in Millions)

Particulars	Standalone		Consolidated	
	2025-26	2024-25	2025-26	2024-25
Sales	713,451	685,750	926,240	890,884
Other Income	47,491	39,477	38,737	38,840
Operating Expenses	(601,890)	(579,102)	(791,812)	(755,021)
Share of net profit/(loss) of associates accounted for using the equity method	-	-	257	254
Profit before Tax	159,052	146,125	173,422	174,957
Provision for Tax	(37,756)	(36,994)	(40,767)	(42,777)
Net profit for the year	121,296	109,131	132,655	132,180
Other comprehensive (loss)/income for the year	(8,665)	557	35,522	4,148
Total comprehensive income for the year	112,631	109,688	168,177	136,328
Total comprehensive income for the period attributable to:				
Non-controlling interests	-	-	927	848
Equity holders	112,631	109,688	167,250	135,480
Appropriations				
Dividend	115,206	62,750	115,206	62,750
Equity Share Capital	20,977	20,944	20,977	20,944
Earnings per equity share				
- Basic	11.59	10.44	12.60	12.56
- Diluted	11.55	10.40	12.56	12.52

Note: The standalone and consolidated financial statements of the Company for the financial year ended March 31, 2026, have been prepared in accordance with the Indian Accounting Standards (Ind AS) as notified by the Ministry of Corporate Affairs and as amended from time to time.

The comparative standalone figures for the previous year have been restated, as detailed in the note under the section 'Transfer to Reserves'.

123

Transfer to Reserves

Appropriation to Reserves for the financial year ended March 31, 2026, as per standalone and consolidated financial statements are as follows:

(₹ in Millions)

Particulars	Standalone*	Consolidated**
Net profit for the year	121,296	132,655
Balance of Reserves at the beginning of the year	613,930	802,697
Balance of Reserves at the end of the year	615,820	859,206

*Pursuant to the Order dated June 6, 2025 of the Hon'ble National Company Law Tribunal, Bengaluru Bench, the scheme of amalgamation for the merger of the wholly owned subsidiaries, namely Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited, with and into Wipro Limited, was approved. Under the scheme, the appointed date is April 1, 2025. The Scheme has been accounted for under the Pooling of Interests Method prescribed under Appendix C to Ind AS 103, Business Combinations. Accordingly, prior period figures have been restated to give effect to the merger as if it had occurred from the beginning of the preceding financial period, i.e., April 1, 2024.

Consequently, the carrying values of the assets, liabilities and reserves of these entities, as appearing in the consolidated financial statements of Wipro Limited, have been recognized in the standalone financial statements of Wipro Limited with effect from April 1, 2024.

**Excluding non-controlling interest.

For complete details on movement in Reserves and Surplus during the financial year ended March 31, 2026, please refer to the Statement of Changes in Equity included in the Standalone and Consolidated financial statements on **page 206 to 208 and 312 to 315** respectively of this Annual Report.

Share Capital

As on March 31, 2026, your Company's paid-up equity share capital stood at ₹ 20,977 Million consisting of 10,488,412,458 equity shares of ₹ 2 each.

During the financial year under review, there was an increase in the paid-up equity share capital of the Company. Details are provided below:

Particulars	No. of Shares	Amount in ₹
Paid up equity share capital as on April 1, 2025	10,472,136,049	20,944,272,098
Equity Shares allotted pursuant to exercise of stock options*	16,276,409	32,552,818
Paid up equity share capital as on March 31, 2026	10,488,412,458	20,976,824,916

*The equity shares allotted ranked pari-passu with the existing equity shares of the Company.

Subsidiaries, Associate and Joint venture

As on March 31, 2026, your Company had 148 subsidiaries, 1 associate and 1 joint venture. In accordance with Section 129(3) of the Companies Act, 2013, a statement containing salient features of the financial statements of the subsidiary companies in Form AOC-1 is provided at **page 409 to 415** of this Annual Report. The statement also provides subsidiaries incorporated during the financial year, details of performance and financial position of each of the subsidiaries, associate and joint venture. There has been no material change in the nature of the business of the subsidiaries. The details pertaining to restructuring activities during the financial year are provided on **page 127 to 128** of this Annual Report.

Audited financial statements together with related information and other reports of each of the subsidiary companies are available on the website of the Company at https://www.wipro.com/investors/annual-reports/.

Your Company, in the ordinary course of business and based on funding requirements, provides financial support to its subsidiaries through equity, loans, guarantees and/or other appropriate means to meet their working capital requirements.

124 STATUTORY REPORTS AND FINANCIAL STATEMENTS BOARD'S REPORT

In terms of the Company's Policy on determining material subsidiary, during the financial year ended March 31, 2026, Wipro, LLC was determined as a material subsidiary whose net worth exceeds 10% of the consolidated net worth of the Company in the immediately preceding financial year.

Further details on the subsidiary monitoring framework have been provided as part of the Corporate Governance report.

Particulars of Loans, Guarantees and Investments

Pursuant to Section 186 of the Companies Act, 2013 and Schedule V of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time (**"Listing Regulations"**), disclosure on particulars relating to Loans, Guarantees and Investments are provided as part of the financial statements.

II. Business and Operations

Celebrating 80 years of innovation, your Company is a purpose-driven, global technology services and consulting firm employing over 240,000 experts in 65 countries across six continents, helping customers, colleagues, and communities thrive in an ever-changing world.

We are recognized globally for our strong commitment to improving the communities we live and work in. The economic interest of two-thirds of the Company's shares is earmarked for philanthropy through the Azim Premji Foundation working towards developing a just, equitable, humane, and sustainable society. We are globally appreciated for our unwavering commitment to sustainability. As a founding member of 'Transform to Net Zero', the Company aims to achieve the goal of zero-carbon emissions worldwide by 2040.

As part of our solutions, we bring together our deep industry knowledge, technology expertise, best-of-breed partners and start-ups, and hyper-scaler capabilities to solve the most complex problems for our clients.

We believe AI is a transformative force that will augment human capabilities and pave the way towards new AI-first business models, improve business productivity and enhance operational efficiency. Your Company's goal is to be an "AI-first" and "AI in everything" Company helping transform ourselves and our clients.

Our IT Services segment provides a range of AI-powered IT and IT-enabled services including AI advisory, industry & functional consulting, AI native development, customer centric design, modernization, custom application development, infrastructure services, cybersecurity services, data and analytics services, business process services, research and development, hardware and software design.

Our IT Products segment provides a range of third-party IT products including computing platforms and storage, networking solutions, enterprise information security, and software products such as databases and operating systems. These products allow us to offer comprehensive IT system integration services as a complement to our IT services offerings. Our focus continues to be on consulting and digital engagements while taking a more selective approach to bidding for system integration engagements.

Business Strategy

Our vision is to be a trusted partner for our clients, guiding them through their transformation journey with a consulting-led and AI-powered approach, and empowering them to become leaders in their industries.

We have defined five strategic priorities to accelerate growth in the IT Services segment:

1. building large accounts in profitable markets, prioritized sectors;
2. sourcing, shaping and winning large deals with a consulting-led, AI-Powered approach;
3. differentiating with Wipro Intelligence™;
4. building talent at scale; and
5. the five pillars of client centricity. Our growth will be supported by our focus on AI and Mergers and Acquisitions (**"M&A"**).

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125

Further information on your Company's IT services and products offerings, industry and business overview are presented as part of the Management Discussion and Analysis Report (**"MD & A Report"**) from **page 40** onwards of this Annual Report.

Material Changes and Commitments affecting the Business Operations and Financial Position of the Company

The business environment demonstrated resilience in the financial year 2025-26, as economic growth moderated amid declining inflation and evolving trade and geopolitical dynamics. While inflation eased across most economies, services inflation remained sticky in certain markets, resulting in a gradual and uneven pace of monetary policy normalization. Growth in advanced economies remained modest, while emerging economies continued to outperform supported by capital flows, local policies and domestic demand. Supply chains remained under strain due to ongoing geopolitical fragmentation, trade and tariff frictions.

Enterprises adopted a cautious approach to discretionary spending, prioritizing cost discipline, productivity improvement, and risk management. Clients increasingly focused on cost takeout initiatives, vendor consolidation, AI-led transformation, which impacted decision cycles and deal structures. Demand for technology-led transformation remained resilient where investments were linked to operational efficiency, regulatory compliance, resilience, and customer experience, prioritizing investments in digital, cloud, and AI technologies.

Additional information regarding your Company's business operations and financial position are provided as part of the MD & A Report from **page 40** onwards of this Annual Report.

Outlook

According to the NASSCOM Report, revenue for Indian IT services sector is expected to grow 4.1% year-over-year in financial year 2025-26. Growth is being driven by enterprise-wide AI adoption, data center investments and the expansion of Global Capability Centers (**"GCCs"**). Enterprises are embedding AI across operations, increasing data center capacity demand, and pivoting to AI industrialization with domain-centric platforms. Future growth will hinge on AI readiness, deep domain expertise, and access to niche skills rather than volume-based hiring.

The NASSCOM Report estimates Engineering and R&D (**"ER&D"**) services to grow by 7.7% year-over-year in financial year 2025-26. This growth is driven by the modernization of ER&D stack through platform-driven, software-enabled models, alongside increased investment in semiconductors and advanced technologies. ER&D services expanded across the full phygital product lifecycle with co-creation of physical IP via digital twins, Internet of Things (**"IoT"**) and Generative AI (**"GenAI"**) to drive design-to-manufacturing transformation. The focus will shift from scale to deeper engineering expertise and IP ownership, with growth powered by domain-specific centers of excellence, pod-based delivery, and reusable accelerators for faster time-to-market.

Global IT services' spending will accelerate to 4.2% year-over-year, driven by rising AI investments focused on scalable deployments and ease in tariff and trade pressures. Enterprises are moving beyond AI pilots towards phased GenAI and agentic scaling, anchored in measurable outcomes. Growth will be sector-specific driven by depth of industry expertise, advanced AI capabilities and ability to attract AI native talent. Industry strategies are likely to consolidate around core strengths while differentiating through platform led offerings, services-to-solutions models, AI-led delivery models with agentic abilities, outcome based pricing, micro verticalization, and selective M&A. Hiring will shift from volume to skills, emphasizing AI fluency, domain expertise, and productivity-based workforce models.

Global IT service providers are equipped to support enterprises across industries with a wide range of technology and business process services powered by AI across advisory, application development, customer centric design, cybersecurity, cloud infrastructure, data and analytics, engineering and research and development (**"R&D"**). We expect the IT services industry to continue supporting enterprises across key areas such as enterprise AI and data modernization, scaling AI adoption, cost optimization, vendor consolidation, cyber resilience, process re-engineering, customer experience, innovation in products, services and talent strategies for an AI-first world.

126 STATUTORY REPORTS AND FINANCIAL STATEMENTS BOARD'S REPORT

Management Discussion and Analysis Report

In terms of Regulation 34(2)(e) of the Listing Regulations, your Company's MD & A report, capturing your Company's performance, industry trends and other material changes with respect to your Company and its subsidiaries, wherever applicable, are presented from **page 40** onwards of this Annual Report. The MD&A report incorporates the salient features of Integrated Reporting prescribed by the International Integrated Reporting Council (**"IIRC"**) .

The MD & A Report provides a consolidated perspective of economic, social and environmental aspects material to your Company's strategy and its ability to create and sustain value to its key stakeholders and includes aspects of reporting.

Business Responsibility and Sustainability Report

Pursuant to Regulation 34(2)(f) of the Listing Regulations and relevant circulars issued from time to time, your Company provides the prescribed disclosures in new reporting requirements on Environmental, Social and Governance (**"ESG"**) parameters through the Business Responsibility and Sustainability Report (**"BRSR"**) which includes performance against the nine principles of the National Guidelines on Responsible Business Conduct which are divided into essential and leadership indicators. The BRSR is provided from **page 514** onwards of this Annual Report.

The Company has undertaken an independent assurance of the BRSR for financial year 2025-26. The BRSR along with the assurance statement provided by M/s. Deloitte Haskins & Sells LLP (Assurance Provider) confirming reasonable assurance of Core attributes of the Business Responsibility and Sustainability Report of the Company for financial year 2025-26 forms part of this Annual Report.

III. Material Events during the Year

Dividend

Pursuant to Regulation 43A of the Listing Regulations, the Board has approved and adopted a Dividend Distribution Policy. The Company's Capital Allocation and Dividend Distribution policy is available on the Company's website at https://www.wipro.com/content/dam/nexus/en/investor/corporate-governance/policies-and-guidelines/ethical-guidelines/capital-allocation-and-dividend-distribution-policy.pdf.

Pursuant to the approval of the Board on July 17, 2025, your Company declared an interim dividend of ₹ 5 per equity share of face value of ₹ 2 each, to shareholders whose names were appearing in the register of members as on July 28, 2025, being the record date fixed for this purpose, after deduction of applicable taxes. The dividend was paid on August 8, 2025 and the total net cash outflow was ₹ 52,413.9 Million, resulting in a dividend payout of 43.2% of the standalone profits of the Company.

Further, your Company, on January 16, 2026, declared an interim dividend of ₹ 6 per equity share of face value of ₹ 2 each, to shareholders whose names were appearing in the register of members as on January 27, 2026, being the record date fixed for this purpose, after deduction of applicable taxes. The dividend was paid on February 9, 2026 and the total net cash outflow was ₹ 62,923.2 Million, resulting in a dividend payout of 51.9% of the standalone profits of the Company.

The aggregate interim dividend of ₹ 11 per equity share (₹ 5 declared in July 2025 and ₹ 6 declared in January 2026) shall be the final dividend for the financial year 2025-26.

Your Company is in compliance with its Capital Allocation and Dividend Distribution Policy as approved by the Board.

Buyback

Pursuant to the approval of the Board at its meeting held on April 16, 2026 and approval of the shareholders by way of a special resolution dated May 21, 2026, passed through postal ballot by e-voting, your Company proposed to buyback up to 60,00,00,000 (Sixty Crore) fully paid-up equity shares of ₹ 2 each of the Company being 5.72% of the total paid-up equity share capital of the Company at a price of ₹ 250 (Rupees Two Hundred and Fifty only) per Equity Share, for an aggregate amount not exceeding ₹ 1,50,00,00,00,000 (Rupees Fifteen Thousand Crore only). The buyback is proposed to be made from all existing shareholders of the Company as on June 5, 2026, being the record date for the

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127

buyback, on a proportionate basis under the tender offer route in accordance with the provisions of the Securities and Exchange Board of India (Buy-back of the Securities) Regulations, 2018, the Companies Act, 2013 and rules made thereunder.

Acquisitions, Divestments, Investments and Mergers

Mergers and acquisitions are an integral part of your Company's business strategy because acquisitions help it leapfrog in strategic areas and capture high-demand high-potential market opportunities.

Your Company's goal is to fast-track capability building in emerging areas and accelerate its access and footprint in identified markets. In the last few years, your Company had concluded several acquisitions in the US, Europe and APMEA. These acquisitions have strengthened your Company's local presence, enhanced its capabilities, and significantly improved its positioning in key markets and segments.

Details of the transactions completed by your Company during the financial year ended March 31, 2026 are listed below:

1. Acquisitions:

In December 2025, the Company (through its subsidiaries) acquired 100% shareholding of Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.) (USA) along with its subsidiaries and certain other assets.

2. Restructuring and Scheme of Arrangement:

a) In June 2025, the following wholly-owned subsidiaries merged with and into Wipro Limited:

i. Wipro HR Services India Private Limited

ii. Wipro Overseas IT Services Private Limited

iii. Wipro Technology Product Services Private Limited

iv. Wipro Trademarks Holding Limited

v. Wipro VLSI Design Services India Private Limited

b) In September 2025, Grove Holdings 2 S.à r.l. (Luxembourg) transferred 100% shareholding in Capco Consulting Middle East FZE (UAE) to Wipro IT Services UK Societas (UK).

c) In December 2025, Wipro Digital Inc. (USA) merged with Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.) (USA).

d) In December 2025, Wipro Limited transferred its entire holding in Drivestream India Private Limited (India) to Drivestream Inc. (USA).

e) In March 2026, Rizing Consulting USA, LLC (USA) merged with Rizing LLC (USA).

f) In March 2026, Capco RISC Consulting LLC (USA) merged with The Capital Markets Company, LLC (USA).

g) In March 2026, Cardinal US Holdings, Inc. (USA) merged with Wipro IT Services, LLC (USA).

h) In March 2026, Cardinal US Holdings, Inc. (USA) transferred its entire shareholding in Capco Consulting Services LLC (USA) to The Capital Markets Company, LLC (USA).

3. Incorporation:

a) In May 2025, Wipro (Tianjin) Limited (China) was incorporated as a step-down subsidiary.

b) In August 2025, Wipro Digital Inc. (USA) was incorporated as a wholly-owned subsidiary.

c) In January 2026, Wipro Business Services LLC (USA) was incorporated as a step-down subsidiary.

4. De-registration/Liquidation:

a) In July 2025, Wipro Holdings Hungary Korlátolt Felelősségű Társaság (Hungary), step-down subsidiary of the Company has been voluntarily liquidated.

b) In October 2025, Aasonn Philippines Inc. (Philippines), step-down subsidiary of the Company has been voluntarily dissolved.

128 STATUTORY REPORTS AND FINANCIAL STATEMENTS BOARD'S REPORT

5. **Strategic Investments:**

Wipro Ventures, the strategic investment arm of the Company, has continued to invest in early to mid stage enterprise software companies. These include startups that help enterprises scale their AI adoption as well as improve their cybersecurity posture.

As of March 31, 2026, Wipro Ventures has invested in 42 companies, out of which it has exited 16 companies through successful M&A transactions. In addition to direct equity investments, Wipro Ventures has invested in 11 enterprise-focused venture funds in India, the US, and Israel including Sapphire Ventures, B Capital, BoldStart Ventures, Glilot Capital Partners, GTM Fund, Nexus Venture Partners, Pi Ventures, Sorenson Ventures, SYN Ventures, TLV Partners and Work-Bench Ventures.

IV. Governance and Ethics

Corporate Governance

Your Company believes in adopting best practices of corporate governance. Corporate governance principles are enshrined in the Spirit of Wipro, which form the core values of Wipro. These guiding principles are also articulated through the Company's Code of Business Conduct, Corporate Governance Guidelines, Charter of various sub-committees and Disclosure policy.

As per Regulation 34 of the Listing Regulations, a separate section on corporate governance practices followed by your Company, together with a certificate from M/s. V. Sreedharan & Associates, Practicing Company Secretaries, on compliance with corporate governance norms under the Listing Regulations, is provided from **page 158** onwards of this Annual Report.

Board of Directors

Board's Composition and Independence

Your Company's Board consists of global leaders and visionaries who provide strategic direction and guidance to the organization. As on March 31, 2026, the Board is comprised of two Executive Directors, six Non-Executive Independent Directors and one Non-Executive, Non-Independent Director.

The definition of Independence of Directors is derived from Regulation 16 of the Listing Regulations, the New York Stock Exchange (**"NYSE"**) Listed Company Manual and Section 149(6) of the Companies Act, 2013. The Company has received necessary declarations under Section 149(7) of the Companies Act, 2013 and Regulation 25(8) of the Listing Regulations, from all the Independent Directors stating that they meet the prescribed criteria for independence. After undertaking the requisite assessment and upon examination of the relationships disclosed, the following Non-Executive Directors continued as Independent Directors:

1. Mr. Deepak M. Satwalekar (DIN: 00009627)
2. Dr. Patrick J. Ennis (DIN: 07463299)*
3. Mr. Patrick Dupuis (DIN: 07480046)*
4. Ms. Tulsi Naidu (DIN: 03017471)
5. Ms. Päivi Rekonen (DIN: 09669696)
6. Mr. N. S. Kannan (DIN: 00066009)

*Dr. Patrick J. Ennis and Mr. Patrick Dupuis, completed their tenure as Independent Directors of the Company with effect from close of business hours on March 31, 2026.

During the year under review, the Non-Executive Directors of the Company had no pecuniary relationship or transactions with the Company, other than sitting fees, commission and reimbursement of expenses, if any.

In the opinion of the Board, all our Directors possess requisite qualifications, experience, expertise and hold high standards of integrity. List of key skills, expertise, and core competencies of the Board is provided at **page 162** of this Annual Report.

Meetings of the Board

The Board met six times during the financial year 2025-26 on April 15-16, 2025, May 22, 2025, July 16-17, 2025, October 15-16, 2025, January 15-16, 2026 and March 16, 2026. The necessary quorum was present for all the meetings. The maximum interval between any two meetings did not exceed 120 days.

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Directors and Key Managerial Personnel

Completion of Tenure

Dr. Patrick J. Ennis and Mr. Patrick Dupuis completed their tenure as Independent Directors of the Company with effect from close of business hours as on March 31, 2026.

Appointment/Re-appointment

Pursuant to the recommendation of the Nomination and Remuneration Committee, the Board of Directors on March 5, 2026, approved the appointment of Ms. Laura Marie Miller (DIN: 11546063) as an Additional Director in the capacity of Independent Director of the Company for a period of 5 years with effect from April 1, 2026 to March 31, 2031, subject to the approval of shareholders. The said appointment was approved by the Members of the Company by way of a special resolution dated May 21, 2026, passed through postal ballot by e-voting.

Pursuant to the recommendation of the Nomination and Remuneration Committee, the Board of Directors, at its meeting held over April 15-16, 2026, approved the re-appointment of Ms. Tulsi Naidu as an Independent Director of the Company for a second term of 5 years with effect from July 1, 2026 to June 30, 2031, subject to the approval of shareholders. The said appointment was approved by the Members of the Company by way of a special resolution dated May 21, 2026, passed through postal ballot by e-voting.

Retirement by Rotation

Pursuant to the provisions of Section 152(6) of the Companies Act, 2013 and the Articles of Association of the Company, Mr. Azim H. Premji will retire by rotation at the 80th Annual General Meeting (**"AGM"**) and being eligible, has offered himself for re-appointment.

Key Managerial Personnel

Pursuant to the provisions of Sections 2(51) and 203 of the Companies Act, 2013, Mr. Srinivas Pallia, Chief Executive Officer and Managing Director (**"CEO & MD"**), Ms. Aparna Iyer, Chief Financial Officer (**"CFO"**) and Mr. M. Sanaulla Khan, Company Secretary continue to be the Key Managerial Personnel (**"KMP"**) of the Company as on March 31, 2026.

Committees of the Board

Your Company's Board has the following committees:

1. Audit, Risk and Compliance Committee is also the Risk Management Committee
2. Nomination and Remuneration Committee, which also acts as Corporate Social Responsibility Committee
3. Administrative and Shareholders/Investors Grievance Committee (Stakeholders Relationship Committee)

Details of terms of reference of the Committees, Committee membership changes, and attendance of Directors at meetings of the Committees are provided in the Corporate Governance report from **page 167 to 171** of this Annual Report.

Board Evaluation

In accordance with the requirements under the Companies Act 2013, Listing Regulations, SEBI Guidance Note on Board Evaluation, and Company's Corporate Governance Guidelines, an annual performance evaluation of the Board, its Committees, and individual Directors was undertaken for financial year 2025-26. The process was led by the Chair of the Nomination and Remuneration Committee and the Lead Independent Director.

Criteria for evaluation

The process comprised a comprehensive evaluation through a structured framework focusing on key aspects of governance and effectiveness. It covered the adequacy of Board composition, including diversity, independence and alignment of skills, as well as the effectiveness of leadership and Committee structures. The evaluation also reviewed the functioning of the Board, including the quality of meetings, effectiveness of deliberations and decision-making, and the adequacy and timeliness of information flow, along with Board dynamics such as communication, relationships and engagement with Management, and assessed the Board's oversight of strategy, risk management, business performance, as well as its role in talent management and succession planning.

130 STATUTORY REPORTS AND FINANCIAL STATEMENTS BOARD'S REPORT

In addition, the process included an assessment of the effectiveness of Board Committees, their contribution to Board deliberations, and the functioning of individual Committees, together with peer evaluation on Directors' participation, expertise and overall contribution.

Outcome of evaluation

The Nomination and Remuneration Committee and the Board reviewed the evaluation outcome in April 2026. The key highlights of the evaluation are listed below:

a. The review highlighted strong confidence in the Board's integrity, independence and collaborative culture, and expressed appreciation for the Chair's decisive and inclusive leadership, while reaffirming strong overall performance with consistently high ratings across key parameters, including governance and financial oversight, Board culture and openness of discussions, effectiveness of Committees, and the quality of Board processes such as meetings, information flow, preparedness and follow-up on prior year feedback.

b. The evaluation identified areas where further strengthening would be beneficial. These included deepening strategic dialogue on long-term business models, enhancing risk discussions at the Board level, and encouraging a greater emphasis on active discussion and engagement during meetings alongside the presentations.

c. The Board has outlined a set of actions to build on these findings. Structured strategy sessions are planned to sharpen focus on long term priorities, while executive sessions and informal interactions will remain an important way to strengthen alignment with Management. The Board also intends to place greater emphasis on fostering richer dialogue during meetings, ensuring that discussions are both forward looking and constructive.

Policy on Director's Appointment and Remuneration

The Board, on the recommendation of the Nomination and Remuneration Committee, has framed the policy for selection and appointment of Directors including determining qualifications and independence of a Director, KMP, Senior Management Personnel (**"SMP"**) and their remuneration as part of its charter and other matters provided under Section 178(3) of the Companies Act, 2013.

Pursuant to Section 134(3) of the Companies Act, 2013, the Nomination and Remuneration policy of the Company which lays down the criteria for determining qualifications, competencies, positive attributes and independence for appointment of Directors and relating to remuneration of Directors, KMP and other employees is available on the Company's website at https://www.wipro.com/content/dam/nexus/en/investor/corporate-governance/policies-and-guidelines/ethical-guidelines/wipro-limited-remuneration-policy.pdf.

There has been no change in the policy during the year.

We affirm that the remuneration paid to Directors, KMPs, SMPs and other employees is in accordance with the remuneration policy of the Company.

Policy on Board Diversity

The Board, on the recommendation of the Nomination and Remuneration Committee, has framed a policy for Board Diversity which lays down the criteria for appointment of Directors on the Board of your Company and guides the organization's approach to Board Diversity.

Your Company believes that Board diversity basis the gender, race and age will help build diversity of thought and will set the tone at the top. A mix of individuals representing different geographies, cultures, industry experience, qualification and skill sets will bring in different perspectives and help the

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organization grow. The Board of Directors is responsible for reviewing the policy from time to time. Policy on Board Diversity has been placed on the Company's website at https://www.wipro.com/content/dam/nexus/en/investor/corporate-governance/policies-and-guidelines/ethical-guidelines/policy-on-appointment-of-directors-and-board-diversity.pdf.

Risk Management

Your Company has implemented an Enterprise Risk Management (**"ERM"**) framework based on globally recognized standards and industry best practices. The ERM framework is administered by the Audit, Risk and Compliance Committee. The ERM framework enables business to ensure strong business performance by promoting a risk resilient culture, proactive management of emerging risks and is supported by technology. The framework governs all categories of risks, the effectiveness of controls that have been implemented to prevent risks and continuous improvement of systems and processes to proactively identify and mitigate such risks. Gartner, an independent analyst firm, has stated that: "Wipro has a strong focus on risk management, driven by its office of the Chief Risk & Assurance Officer. They have a comprehensive risk assessment model that provides a 360-degree view of risks". Your Company was also recognized as the Masters of Risk in IT/ITES Sector by the CNBC – ICICI Lombard India Risk management awards. For more details on the Company's Risk management framework, please refer to **page 112 to 117** of this Annual Report.

Cybersecurity

Cybersecurity risk management is an integral part of your Company's overall enterprise risk management program. Your Company's cybersecurity risk management program is managed by its Chief Information Security Office function. Your Company's cybersecurity risk management framework is defined and implemented to identify, assess, evaluate, treat, monitor, and report cyber risks across your IT infrastructure, applications, platforms, intellectual property, critical processes, technology solutions and third-party services. Cybersecurity risk assessment results and the status of the risk treatment plans are reviewed by Management on a periodic basis.

Your Company assesses and governs the cybersecurity program using select industry best practices and frameworks including but not limited to, those from the International Organization for Standardization (**"ISO"**) and the National Institute of Standards and Technology (**"NIST"**).

In view of increased cyberattack scenarios, your Company's cybersecurity maturity is reviewed periodically and the processes, technology controls are enhanced in line with the threat landscape. Your Company's technology environment is enabled with real time security monitoring and layered security controls across end user machines, network, applications and data.

Cybersecurity is a key aspect of your Company's risk management processes and an area of focus for your Company's Board of Directors and Management. The Audit, Risk and Compliance Committee regularly reviews and discusses the Company's cybersecurity framework and programs, the status of projects, results from third-party assessments, and any material cybersecurity incidents, to strengthen your Company's cybersecurity posture with its Chief Information Security Officer, Chief Information Officer, Chief Operating Officer, and Chief Risk & Assurance Officer. The Audit, Risk and Compliance Committee also reviews the implementation and effectiveness of the Company's controls to monitor and mitigate cybersecurity risks. In addition, your Company's Board of Directors receives periodic updates, regarding cybersecurity programs, as appropriate.

Compliance Management Framework

The Board has approved a Global Statutory Compliance Policy providing guidance on broad categories of applicable laws and process for monitoring compliance. In furtherance to this, your Company has instituted an online compliance management system within the organization to monitor compliances and provide updates to the senior management and Board on a periodic basis. The Audit, Risk and Compliance Committee and the Board periodically monitor status of compliances with applicable laws.

132 STATUTORY REPORTS AND FINANCIAL STATEMENTS BOARD'S REPORT

Code for Prevention of Insider Trading

Your Company has adopted a Code of Conduct to regulate, monitor and report trading by designated persons and their immediate relatives as per the requirements under the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 (**"PIT Regulations"**). This Code, inter alia, lays down the procedures to be followed by designated persons while trading/dealing in Company's shares and sharing Unpublished Price Sensitive Information (**"UPSI"**). The Code covers the Company's obligation to maintain a structured digital database, mechanism for prevention of insider trading and handling of UPSI, and the process to familiarize with the sensitivity of UPSI. Further, it also includes Code for practices and procedures for fair disclosure of UPSI which has been made available on the Company's website at https://www.wipro.com/content/dam/nexus/en/investor/corporate-governance/policies-and-guidelines/ethical-guidelines/12765-code-of-practices-and-procedures-for-fair-disclosure-of-upsi.pdf.

Vigil Mechanism

Your Company has adopted an Ombuds process as a channel for receiving and redressing complaints from employees, Directors and other individuals associated with the Company, as per the provisions of Section 177(9) and (10) of the Companies Act, 2013, Regulation 22 of the Listing Regulations and Regulation 9A of the PIT Regulations.

Under this policy, your Company encourages its employees to report any incidence of fraudulent financial or other information to the stakeholders, reporting of instance(s) of leak or suspected leak of UPSI, and any conduct that results in violation of the Company's code of business conduct, to the Management (on an anonymous basis, if employees so desire). Further, your Company has prohibited discrimination, retaliation, or harassment of any kind against any employee who reports under the Vigil Mechanism or participates in the investigation.

Awareness of policies is created by, inter alia, sending group mailers highlighting actions taken by the Company against the errant employees. Mechanism followed under the Ombuds process has been displayed on the Company's intranet and website at https://www.wipro.com/investors/corporate-governance/policies-and-guidelines/.

All complaints received through Ombuds process and investigative findings are reviewed and approved by the Chief Ethics Officer. All employees and stakeholders can also register their concerns either by post/courier to the Company's registered office or by sending an email to ombuds.person@wipro.com or through web-based portal at www.wiproombuds.com. Following an investigation of the concerns received, a decision is made by the appropriate authority on the action to be taken basis the findings of such investigation. In case the complainant is non-responsive or fails to provide requisite data necessary to initiate the investigation for more than 15 days, the concern may be closed without further action.

The table below provides details of complaints received/disposed during the financial year 2025-26:

No. of complaints pending at the beginning of financial year	92
No. of complaints filed during the financial year	1129
No. of complaints disposed during the financial year	1070
No. of complaints pending at the end of the financial year	151

All cases were investigated, and actions taken as deemed appropriate. Based on self-disclosure data, 25% of these cases were reported anonymously.

The top categories of complaints were relating to inconsistent workplace conduct at 36%, followed by internal policy non-adherence at 32% and other impropriety at 15%. Commensurate actions as per the disciplinary code of the Company were initiated against such employees while in other cases it was resolved through engagement of other internal functions or mediation or closed without any action since they were unsubstantiated.

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The Audit, Risk and Compliance Committee periodically reviews the functioning of this mechanism. No personnel of the Company were denied access to the Audit, Risk and Compliance Committee.

Information Required under The Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013

Your Company is committed to providing a safe, non-discriminatory and non-hostile work environment that is free from any form of intimidation or harassment that is sexual in nature. This is to maintain a workplace where all the employees are considered equal and where the dignity of each employee is respected and protected.

Your Company has constituted an Internal Complaints Committee under the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 and has a policy and framework for employees to report sexual harassment cases at workplace. Your Company's process ensures complete anonymity and confidentiality of information. Adequate workshops and awareness programmes against sexual harassment are conducted across the organization.

The table below provides details of complaints received/disposed during the financial year 2025-26:

No. of complaints at the beginning of financial year	36
No. of complaints filed during the financial year	205
No. of complaints disposed during the financial year	217
No. of complaints pending at the end of financial year	24
No. of cases pending for more than ninety days	0

Note: The figures in the table represent consolidated group level data covering all gender categories and global workplace locations for the financial year.

The policy on prevention of sexual harassment has been placed on the Company's website at https://www.wipro.com/content/dam/nexus/en/investor/corporate-governance/policies-and-guidelines/ethical-guidelines/global-policy-on-prevention-of-sexual-harassment.pdf.

Credit Rating

Credit Rating details are available under the heading "Other Disclosures" in the Corporate Governance Report on **page 182** of this Annual Report.

Related Party Transactions

Your Company has historically adopted the practice of undertaking related party transactions only in the ordinary and normal course of business and at arm's length as part of its philosophy of adhering to highest ethical standards, transparency, and accountability. In line with the provisions of the Companies Act, 2013 and the Listing Regulations, the Board has approved a policy on related party transactions, a copy of which has been placed on the Company's website at https://www.wipro.com/content/dam/nexus/en/investor/corporate-governance/policies-and-guidelines/ethical-guidelines/Policy-for-related-party-transactions.pdf. Prior approval of the Audit, Risk and Compliance Committee and the Board is obtained for all related party transactions. The details of all existing related party transactions are placed on a quarterly basis before the Audit, Risk and Compliance Committee and the Board for review.

All contracts, arrangements and transactions entered by the Company with related parties during financial year 2025-26 were in the ordinary course of business and on an arm's length basis. There were no material contracts, arrangements or transactions entered during financial year 2025-26 that fall under the scope of Section 188(1) of the Companies Act, 2013. Accordingly, the prescribed Form AOC-2 is not applicable to the Company for the financial year 2025-26 and hence does not form part of this report.

Details of transaction(s) of your Company with entity(ies) belonging to the promoter/promoter group which hold(s) more than 10% shareholding in the Company as required under Para A Schedule V of the Listing Regulations are provided as part of the financial statements.

There were no material transactions entered into with related parties during the period under review, which may have had any potential conflict with the interests of the Company at large.

134 STATUTORY REPORTS AND FINANCIAL STATEMENTS BOARD’S REPORT Pursuant to Regulation 23(9) of the Listing Regulations, Wipro Employee Stock Option Plans/ your Company has filed the reports on related party Restricted Stock Unit Plans transactions with the Stock Exchanges. Your Company has instituted various Employee Stock Directors’ Responsibility Statement Option Plans (“ESOPs”)/Restricted Stock Unit (“RSU”) Plans, including the ADS Restricted Stock Unit Plan Your Directors hereby confirm that: 2004 (“ADS Plan 2004”), Wipro Employee Restricted a. in the preparation of the annual accounts, the Stock Unit Plan 2005 (“RSU Plan 2005”), Wipro applicable accounting standards have been Employee Restricted Stock Unit Plan 2007 (“RSU Plan followed along with proper explanation relating 2007”) and Wipro Limited Employee Stock Options, to material departures. Performance Stock Unit and Restricted Stock Unit Scheme 2024 (the “2024 Scheme”) approved by the b. the Directors have selected such accounting Members of the Company on June 11, 2004, July 21, policies and applied them consistently and made 2005, July 18, 2007 and July 18, 2024 respectively, to judgments and estimates that are reasonable attract, retain and motivate the best available talents and prudent so as to give a true and fair view of and to reward the employees for their performance. the state of affairs of the Company at the end of The Nomination and Remuneration Committee the financial year and of the profit and loss of the administers these plans. The stock option plans are in Company for that period. compliance with the Securities and Exchange Board c. the Directors have taken proper and sufficient of India (Share Based Employee Benefits and Sweat care for the maintenance of adequate accounting Equity) Regulations, 2021, as amended from time to records in accordance with the provisions of time (“Employee Benefits Regulations”), and there the Companies Act, 2013 for safeguarding the have been no material changes to these plans during assets of the Company and for preventing and the financial year. In case of any corporate action(s) detecting fraud and other irregularities. such as rights issues, bonus issues, split/consolidation of shares, change in capital structure, merger/ d. the Directors have prepared the annual accounts demerger, the outstanding employee stock options, on a going concern basis. performance stock units and/or restricted stock units, e. the Directors have laid down internal financial granted/to be granted, shall be suitably adjusted. controls to be followed by the Company and that Disclosures on various plans, details of options granted, such internal financial controls are adequate and shares allotted upon exercise, etc. as required under operating effectively. the Employee Benefits Regulations are available on the Company’s website at https://www.wipro.com/ f. adequate systems and processes, commensurate investors/annual-reports/. No employee was issued with the size of the Company and the nature of its stock options during the year equal to or exceeding 1% business, have been put in place by the Company,—26 of the issued capital of the Company at the time of grant. 2025 to ensure compliance with the provisions of all applicable laws as per the Company’s Global Your Company has received a certificate from the Statutory Compliance Policy and that such Secretarial Auditors confirming implementation of REPORT systems and processes are operating effectively. the plans in accordance with the Employee Benefits ANNUAL INTEGRATED WIPRO

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Regulations. ESOP Plans of the Company are available on the Company's website at https://www.wipro.com/investors/esop-plans/.

Particulars of Employees

Information required pursuant to Section 197(12) of the Companies Act, 2013 read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 is provided as Annexure I to this report.

A statement containing, inter alia, the names of top ten employees in terms of remuneration drawn and every employee employed throughout the financial year and in receipt of remuneration of ₹ 102 lakhs or more and, employees employed for part of the year and in receipt of remuneration of ₹ 8.50 lakhs or more per month, pursuant to Rule 5(2) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 is provided as Annexure II to this report.

V. Internal Financial Controls and Audit

Internal Financial Controls and their adequacy

The Board of your Company has laid down internal financial controls to be followed by the Company and such internal financial controls are adequate and operating effectively. Your Company has adopted policies and procedures for ensuring the orderly and efficient conduct of its business, including adherence to the Company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial disclosures.

Statutory Audit

At the 76th Annual General Meeting (**"AGM"**) held on July 19, 2022, M/s. Deloitte Haskins & Sells LLP, Chartered Accountants (Registration No. 117366W/W-100018) were re-appointed as Statutory Auditors of the Company for a second term of five consecutive years from the financial year 2022-23 onwards.

M/s. Deloitte Haskins & Sells LLP, Statutory Auditors, have issued an unmodified opinion on the financial statements of the Company. There are no qualifications, reservations or adverse remarks made by the Statutory Auditors, in their report for the financial year ended March 31, 2026.

Pursuant to provisions of Section 143(12) of the Companies Act, 2013, neither the Statutory Auditors nor the Secretarial Auditors have reported any incident of fraud to the Audit, Risk and Compliance Committee during the year under review.

Secretarial Audit

At the 79th AGM held on July 16, 2025, M/s. V. Sreedharan & Associates, Practicing Company Secretaries (Firm Registration Number: P1985KR14800) were appointed as Secretarial Auditors of the Company for a term of five consecutive years from the financial year 2025-26 onwards.

The Secretarial Audit Report in Form MR-3 for the financial year ended March 31, 2026, is enclosed as Annexure III to this Report. There are no qualifications, reservations or adverse remarks made by the Secretarial Auditors in the report.

VI. Key Awards and Recognitions

Your Company is one of the most admired and recognized companies in the IT industry. Your Company has won several awards and accolades, details of which are provided at **page 32 to 33** of this Annual Report.

VII. Social Responsibility and Sustainability

Corporate Social Responsibility ("CSR")

Our vision of being a responsible corporation is based on a bedrock of values and ethical principles backed by rigorous good governance practices. Your Company's values of integrity and respect as manifested in Spirit of Wipro combined with the mindset of joint stewardship with our customers, employees, investors, suppliers, and communities have been at the heart of our progress.

136 STATUTORY REPORTS AND FINANCIAL STATEMENTS BOARD'S REPORT

Your Company chooses to work on societal concerns that are foundational enablers of a life of dignity for underserved communities in the cities we operate from. Some of the key highlights for the financial year 2025-26 are articulated below:

a. Your Company's environmental stewardship covers climate action, water efficiency, solid waste management and campus biodiversity all of which have shown significant progress. Your Company is well-positioned on its climate targets and net zero goals with a nearly 90% renewable energy footprint in its operations and a corresponding reduction in its greenhouse gas footprint. Your Company continues to strengthen its water conservation practices and achieved a 4.3% reduction in absolute consumption of freshwater on a year-to-year basis even as returnto- office numbers ramped up. More than 97% of the generated solid waste is recycled safely as per regulatory and industry norms. Your Company's community initiatives are spread across 20 countries. During the year, your Company supported the work of nearly 188 partners in the domains of Education, Primary Healthcare, Digital Skilling and Urban Ecology creating positive outcomes for nearly 5.95 Million* people, a significant proportion of whom are children and women from underserved communities.

b. Your Company's work in education spans a wide range from early child-care to digital skilling for college cohorts with a sharp focus on quality, inclusion and equity. Some of the thematic areas your Company supports are on Foundational Literacy and Numeracy, Science, Technology, Engineering, Math learning in schools, Digital skilling in colleges and Sustainability Education. Your Company's geographic presence in India spans 26 States and 4 UTs where the work of our local partners touches 2.89 Million* students, including 148,467 children with disabilities.

c. Your Company's commitment to Inclusion and Well-being spans the entire spectrum from the workplace to its supply chain and to communities. A salient example is the support through gender and maternal care during the year for 300,000 women of reproductive age, taking the cumulative total to 1 Million women supported since FY21.

d. Your Company supports important work that tries to improve the livability of our cities for the urban poor. Our network of 23 partners manages 27 projects across 12 cities, working on issues of urban water, climate adaptation, biodiversity, and waste management.

e. Based on the core idea of integrating well-being, personal purpose and social impact, 'Be the Change', the volunteering program we had launched in 2024 has significantly expanded in scale and scope. During the year, nearly 600 volunteering activities were organized wherein 31,238 employees across India and other geographies collectively contributed ~35,300 hours of volunteering in activities such as assembling science kits for schools, assembling menstrual kits and blood donation. In addition, over 42,000 employees contributed monetarily to our community programs, which your Company matches on a 1:1 basis.

As per the provisions of the Companies Act, 2013, your Company has spent ₹ 2,274 Million towards its CSR activities during the financial year 2025-26. Your Company's report on CSR activities for the financial year ended March 31, 2026 is set out in Annexure IV of this report in the format prescribed in the Companies (Corporate Social Responsibility Policy) Rules, 2014. We affirm that the implementation and monitoring of CSR activities is in compliance with the Company's CSR objectives and policy.

*Note: The KPIs are on a cumulative basis for the decade starting from FY21.

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Particulars regarding Conservation of Energy and Research and Development and Technology Absorption

Details of steps taken by your Company to conserve energy through its Sustainability initiatives, Research and Development and Technology Absorption have been disclosed as part of the MD & A Report.

VIII. Disclosures

Foreign Exchange Earnings and Outgoings

During the financial year 2025-26, your Company's foreign exchange earnings were ₹ 688,950 Million and foreign exchange outgoings were ₹ 305,824 Million as against ₹ 640,665 Million of foreign exchange earnings and ₹ 298,829 Million of foreign exchange outgoings for the financial year 2024-25.

Annual Return

Pursuant to Section 92(3) and Section 134(3)(a) of the Companies Act, 2013, the Company has placed a copy of the Annual Return as of March 31, 2026, on its website at https://www.wipro.com/investors/annual-reports/.

Other Disclosures

a) Your Company has not accepted any deposits from the public and as such, no amount on account of principal or interest on public deposits was outstanding as on the date of the balance sheet.

b) Your Company has not issued shares with differential voting rights and sweat equity shares during the year under review.

c) Your Company has complied with the applicable Secretarial Standards relating to 'Meetings of the Board of Directors' and 'General Meetings' during the year.

d) Maintenance of cost records and requirement of cost audit as prescribed under the provisions of Section 148(1) of the Companies Act, 2013 are not applicable to the business activities carried out by the Company.

e) There are no significant material orders passed by any Regulator/Court which would impact the going concern status of the Company and its future operations.

f) Details of unclaimed dividends and equity shares transferred to the Investor Education and Protection Fund Authority have been provided as part of the Corporate Governance report.

g) To the best of our knowledge and belief, there are no proceedings initiated/pending against the Company under the Insolvency and Bankruptcy Code, 2016 which can have a material impact on the business of the Company.

h) There were no instances where your Company required the valuation for one time settlement in connection with availment of loan from the Banks or Financial institutions.

i) There was no failure to implement any Corporate Action during the year.

j) There have been no material changes and commitments affecting the financial position of the Company that have occurred between the end of the financial year to which the financial statements relate and the date of this report.

k) All Board Members, KMPs and SMPs have affirmed compliance with the Code of Business Conduct as on March 31, 2026.

l) The securities of the Company were not suspended from trading anytime during the year.

m) During the financial year 2025-26, there has been no change in the nature of business of the Company.

n) The CEO & CFO of the Company have issued the necessary certificate pursuant to the provisions of Regulation 17(8) of the Listing Regulations, for the financial year 2025-26.

o) The Board affirms that the Company remains fully committed to upholding its Maternity Policy in strict compliance with applicable laws, including the Maternity Benefit Act, 1961, and in alignment with internal human resource protocols. The policy is designed to support the health, well-being, and work-life balance of women employees during and after pregnancy.

138 STATUTORY REPORTS AND FINANCIAL STATEMENTS BOARD’S REPORT Acknowledgements and Appreciation Your Directors take this opportunity to thank the Company’s customers, shareholders, suppliers, bankers, business partners/associates, financial institutions, Central and State Governments, the concerned Regulators and other Statutory Authorities for their consistent support and encouragement to the Company. The Directors also place on record their sincere appreciation for the dedication, commitment and hard work of all employees of the Company, its subsidiaries and associates. Their dedication and competence have ensured that the Company continues to be a significant and leading player in the IT Services industry. For and on behalf of the Board of Directors, Rishad A. Premji Bengaluru Chairman June 2, 2026 (DIN: 02983899) - 26 2025 REPORT ANNUAL INTEGRATED WIPRO

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ANNEXURE I

Statement of Disclosure of Remuneration under Section 197 of the Companies Act, 2013 and Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

Remuneration paid to Whole-Time Directors ("WTDs")

Name of Director	Designation	% increase/decrease of remuneration in 2026 as compared to 2025*	Ratio of remuneration to MRE*	% increase/decrease of remuneration in 2026 as compared to 2025 (excluding value of stock incentives)*	Ratio of remuneration to MRE (excluding value of stock incentives)*
Rishad A. Premji[1]	Chairman	(47)	76.58	(47)	76.58
Srinivas Pallia[2]	Chief Executive Officer and Managing Director	(7)	523.96	(11)	278.36

MRE- Median Remuneration of employees

*Figures in the above table are subject to rounding-off adjustments.

[1]Mr. Rishad A. Premji is entitled to a commission at the rate of 0.35% on the incremental consolidated net profits of the Company over the previous financial year. However, the incremental consolidated net profits for financial year 2025-26, reflected a comparatively moderate increase as against the previous year. Accordingly, while commission was determined in line with the approved framework, the overall impact on his remuneration represents a decline compared to the financial year 2024-25.

[2]Mr. Srinivas Pallia's remuneration includes variable pay and Performance Stock Units (PSUs) linked to the achievement of the Company's performance parameters, including revenue and profitability. Based on the performance outcomes for the year, the overall impact on his remuneration reflects a decline when compared to the remuneration for financial year 2024-25.

Remuneration paid to other Directors

Name of Director	Designation	% increase/decrease of remuneration in 2026 as compared to 2025*	Ratio of remuneration to MRE*
Azim H. Premji	Non-Executive, Non-Independent Director	(0.93)	11.19
Patrick J. Ennis[3]	Independent Director	3.83	26.63
Patrick Dupuis[4]	Independent Director	(4.92)	27.51
Deepak M. Satwalekar	Independent Director	8.26	20.79
Tulsi Naidu[3][4]	Independent Director	19.36	27.18
Päivi Rekonen[3][4]	Independent Director	14.17	21.18
N. S. Kannan	Independent Director	9.19	14.68

*Figures in the above table are subject to rounding-off adjustments.

[3]The increase of remuneration in 2026 as compared to 2025 is due to exchange rate fluctuation.

[4]The change in remuneration in 2026 as compared to 2025 is due to changes in Committee Chairpersonship/Membership as detailed below:

- With effect from July 1, 2025, Ms. Tulsi Naidu was appointed as Chairperson of the Nomination and Remuneration Committee in place of Mr. Patrick Dupuis. Mr. Dupuis continued to serve as Member of the Nomination and Remuneration Committee.
- With effect from October 1, 2025, Ms. Päivi Rekonen was appointed as a Member of the Nomination and Remuneration Committee.

The remuneration paid is as per the remuneration policy approved by the Nomination and Remuneration Committee of the Company. The aggregate remuneration, including commission, paid to the Directors other than the Managing Director and Whole-Time Director in a financial year is not exceeding 1% of the net profits of the Company, in terms of Section 197 of the Companies Act, 2013 and computed in the manner referred to in Section 198 of the Companies Act, 2013.

140 STATUTORY REPORTS AND FINANCIAL STATEMENTS BOARD'S REPORT

Remuneration paid to other Key Managerial Personnel ("KMP")

Name of KMPs	Designation	% increase/ decrease of remuneration in 2026 as compared to 2025*	Ratio of remuneration to MRE*	% increase/decrease of remuneration in 2026 as compared to 2025 (excluding value of stock incentives)*	Ratio of remuneration to MRE (excluding value of stock incentives)*
Aparna Iyer[(5)]	Chief Financial Officer	(7)	71.08	(2)	35.07
M. Sanaulla Khan[(6)]	Company Secretary	(17)	26.43	(12)	21.32

*Figures in the above table are subject to rounding-off adjustments.

[(5)]The computation of remuneration to Ms. Aparna Iyer is on an accrual basis and includes the amortization of Restricted Stock Units (RSUs) granted to her, which will vest over a period of time. This also includes PSUs that will vest based on performance parameters of the Company.

[(6)]Remuneration includes perquisite value of RSUs exercised during the respective years.

Notes:

1. The MRE excluding WTDs was ₹ 947,425 and ₹ 978,516 in financial year 2025-26 and 2024-25 respectively. The decrease in MRE excluding the WTDs in financial year 2025-26 as compared to financial year 2024-25 is 3.18%.
2. The MRE including WTDs was ₹ 947,425 and ₹ 978,516 in financial year 2025-26 and 2024-25 respectively. The decrease in MRE including the WTDs in financial year 2025-26 as compared to financial year 2024-25 is 3.18%.
3. The number of permanent employees on the rolls of the Company as of March 31, 2026, and March 31, 2025, was 242,156 and 233,346 respectively.
4. The aggregate remuneration of employees excluding WTD increased by 0.7% over the previous financial year, attributed to an increase in headcount.
5. The Company affirms that the remuneration is paid as per the remuneration policy of the Company.

Variable Pay Compensation

The variable pay of executive officers, including the Chief Executive Officer and Managing Director, is based on clearly laid out criteria and measures, which are linked to the desired performance and business objectives of the organization. The criteria for variable pay, which is paid out quarterly/annually, includes financial parameters like revenue, profit achievement, operating margin achievement and other strategic goals as decided by the Board, from time to time.

Apart from the variable pay component, long term (typically greater than one year) incentives granted to executive officers, including the Chief Executive Officer and Managing Director, includes both time-based stock units (RSUs) and performance-based stock units (PSUs).

The vesting of PSUs is based on performance parameters of the Company over a defined performance period and is linked to predefined financial goals. Time-based stock units typically vest over a defined period. The vesting pattern and schedule for both these types of stock units are as determined by the Nomination and Remuneration Committee.

Variable compensation for the CEO comprises of short-term and long-term incentives linked to business and financial outcomes. The Short-term Incentive is determined annually based on achievement of metrics such as revenue, profit and 0.35% of incremental PAT, and is paid at year-end subject to performance. Long-term incentives are delivered through PSUs, which vest over three years based on cumulative financial performance across revenue, EBIT and free cash flow, with defined weightages.

The total rewards for the Chairman is designed to ensure the pay is reflective of market while taking into consideration performance against goals. The pay consists of a mix of fixed salary and commission. The Chairman is entitled to a commission at the rate of 0.35% on the incremental consolidated net profits of the Company over the previous financial year.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

ANNEXURE II

Information as per Rule 5(2) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

A) Top 10 employees in terms of Remuneration drawn during the financial year 2025-26

Sl. No.	Name of the Employee	Date of joining (DD-MM-YYYY)	Gross Remuneration (₹)	Qualification	Age	Experience (yrs)	Last Employment	Designation
1	Srinivas Pallia# ^	1/2/1992	496,414,037	B.Tech., M.Tech.	59	34	First Employment	CEO and Managing Director
2	Rishad A. Premji	20/7/2007	72,550,535	B.A., MBA	49	27	Bain & Company	Chairman
3	Harish Dwarkanhalli	10/12/2019	57,959,868	BE	51	29	Cognizant Technologies	President - Applications and Data
4	Saurabh Govil	11/5/2009	55,856,255	B.Sc., PGDM -PM & IR	58	37	GE India	President and CHRO
5	Jasjit Singh Kang	1/9/2018	55,106,898	MBA	57	33	WNS	Managing Partner and Global Head Business Process Services
6	Aparna Iyer^	21/4/2003	67,346,460	CA	45	23	First Employment	Senior Vice President and CFO
7	Tejal Patil	22/8/2022	47,287,181	B.A. LL.B. Solicitor	57	34	GE South Asia (GE India Industrial Pvt. Ltd.)	Senior Vice President and General Counsel
8	Sanjeev Kumar Jain	4/4/2023	46,156,610	Masters in Industrial Engineering	56	32	IBM	Chief Operating Officer
9	Devender Malhotra	23/8/2002	31,673,443	BE, PGD	54	31	Satyam GE Software	Senior Vice President & Chief Operating Officer – Technology Services GBL
10	Nanda Kishore N	1/8/1994	29,296,814	BE, PG Diploma	54	32	Hypermedia Info Systems	Chief of Delivery and Operational Excellence

Notes:

1. Remuneration comprises salary, allowances, commission, performance based payments, perquisites and Company's contribution to provident fund and super-annuation as per definition given in Section 2(78) of the Companies Act, 2013, paid during the year. It also includes perquisites value of Restricted Stock Units (RSUs) exercised, if any, by employees.
2. The nature of employment is contractual in all the above cases.
3. In terms of proviso to Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, particulars of employees posted and working in a country outside India, not being Directors or their relatives, have not been included in the above statement.
4. Mr. Rishad A. Premji, who is in the employment of the Company, is the son of Mr. Azim H. Premji, Non-Executive, Non-Independent Director of the Company.

#Figures mentioned in ₹ are equivalent of amounts paid in foreign currency, as may be applicable.

^The remuneration is computed on an accrual basis. It includes the amortization of RSUs granted to them, which vest over a period of time and PSUs that will vest based on performance parameters of the Company.

141

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142
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BOARD'S REPORT

B) Employees drawing Remuneration of ₹ 102 lakhs or above per annum and posted in India

Name of the Employee	Date of joining (DD-MM-YYYY)	Gross Remuneration (₹)	Qualification	Age	Experience (yrs)	Last Employment	Designation
Aaradhya Yeluri	5/2/2024	10,258,901	B.Tech, PGDM	43	19	Tech Mahindra Ltd.	General Manager
Aathir Ahad	20/1/2003	14,386,095	BE	52	30	Bangalore Labs	Vice President and Chief Information Security Officer
Abbas Zaki	18/11/2024	11,577,549	B.Com	51	26	Accenture Services (P) Ltd.	General Manager & Practice Delivery Head
Abhishek Jain	8/5/2008	13,294,339	CA	44	22	HSBC Bank	Corporate Treasurer and Head Investor Relations
Ajay Bhaskar	1/4/2003	20,764,457	BE, MBA	53	31	Hindustan Lever Ltd.	Chief Strategy and Transformation Officer
Amit Gautam	1/9/2018	15,629,353	MCA	48	24	WFX	Vice President -BFSI & HRO
Amit Kumar Bajaj	13/5/2021	10,305,277	ACA Accounts	40	17	Tagos Design Innovations Pvt. Ltd.	General Manager
Animesh Sengupta	12/9/2006	10,280,397	B.Com	55	35	GE Capital	General Manager and Global Head - Technology
Anindito De	6/6/2005	11,725,881	M. Tech, BME	51	26	Infosys	Vice President
Anirban Banerjee	1/1/2024	11,658,287	BE	50	26	Avanade Inc.	Vice President
Anurag Shrivastava	15/7/2011	11,053,370	BE	57	35	Reliance Communications Ltd.	General Manager and Practice Head
Arti Gupta	1/9/2023	10,659,999	B.Com (Hons), MBA (Finance & Marketing)	41	19	GE Healthcare	Head Strategy and M&A
Ashish Agrawal	1/9/2018	10,874,362	PGDBM	54	31	Alight HR Services India Private Ltd.	General Manager
Ashok Kumar Mittal	25/9/2006	19,500,983	CA	43	19	First Employment	Vice President & Chief Financial Officer- Americas 2
Ateet Khosa	2/5/2007	12,280,806	B.E (E&TC), M.A (PM&IR)	44	19	First Employment	Vice President
Balasubramani H	27/4/2023	11,811,378	M.S	47	26	Cognizant Technology Services	General Manager & Practice Head
Bhakti Sagar Pande	21/9/1998	11,822,960	BE (Electronics)	50	29	CMC Ltd.	Vice President and Delivery Head
Bishakha Bhattacharya	20/1/2025	11,278,455	Masters Degree-Materials Science	55	26	Amazon Web Services	General Manager
Byomokesh Tripathy	7/7/2014	20,152,044	MBA	50	26	GE Appliances and Lighting	Chief Operating Officer - Wipro Europe
Deepak Kumar Ladha	20/2/2020	10,999,771	BE, PGDBM	48	26	Aricent	General Manager

143

Name of the Employee	Date of joining (DD-MM-YYYY)	Gross Remuneration (₹)	Qualification	Age	Experience (yrs)	Last Employment	Designation
Dinesh Joshi	2/9/2024	11,045,566	MA in English, PG in Mass Communications	49	27	HP India	General Manager
Dinesh Wadehra	1/6/2021	27,629,649	BE, MBA, MS	57	36	Jones Lang Lasalle	Vice President
Gurpreet Singh Arora	1/9/2018	12,987,573	BE Mechanical	50	13	AonHewitt	General Manager and Senior Practice Director
Guruprasad Bhat	6/2/2017	13,969,322	MMS (Finance)	51	28	DXC (Xchanging)	Vice President
Harish Kumar Balivada	4/8/2008	17,608,180	BE (Computer Science)	54	30	Tata Consultancy Services	Vice President and Country Delivery Head
Harish Singh	30/9/2021	13,747,200	PGDBA	47	25	Yes Bank	Vice President & Head - Business Infrastructure Technology Mgmt, Chief Operating Officer
Harsh Nagpal	1/9/2018	11,618,391	B.Com	45	24	Spectra Mind	General Manager
Jagmohan Singh Babra	4/4/2022	20,997,801	BE, MBA	55	31	Mercer Consulting India Pvt. Ltd.	Vice President - Enterprise & Business Process Services
Kanchan Ganorkar	30/9/2021	10,878,947	PG in Computer Science & Applications	48	26	ICICI Home Finance Company	General Manager
Kenny Kesar	1/6/2023	20,768,373	BE	57	35	SAP	Global Chief Information Officer
Krishnan Venkatesh	12/8/2021	13,185,539	B.S., PGDBA	49	30	Atos	Vice President and Chief Quality Officer
Kumara Guru Shanmugam	16/10/2000	11,793,614	Diploma	48	28	Infocare Systems	General Manager
Kumaralingam M C	27/3/2023	24,718,430	BE	52	30	Kyndryl India Pvt. Ltd.	Global Procurement Officer
Kuntaraju Vijaya Varma	13/2/2024	20,095,217	Diploma in EC	44	25	Aggne	Entity Executive
Kusum P	24/11/2022	11,382,677	Graduate of Commerce	57	31	Genpact	General Manager & Practice Delivery Head
Madhu Menon	27/1/2025	10,665,975	PG -Human Resource Management	50	22	Deloitte	Vice President and Global Head
Manish Grover	1/2/2023	10,389,906	BE, CFA	55	30	Skan.ai	General Manager and Delivery Head
Manoj Madhusudhanan	7/7/2003	14,607,771	BE	53	31	Skanda Software	Global Head - Business Operations Intelligence & DMTS Fellow
Mayank Jha	28/2/2024	12,079,988	Post Graduation in Management of Global Strategies	52	28	Highradius Technologies	Senior Director Engineering
Meenal Gupta	28/11/2005	11,145,277	PGDBM (HR)	50	26	Grow Talent Company	Vice President and HR Head - Wipro Engineering Edge
Meeta Bedi	1/9/2018	14,033,323	B.Com	46	25	Alight HR Services India Private Ltd.	Vice President
Mohan Ram Rajan	19/5/2022	13,278,159	BE	52	19	Attune Consulting India Pvt. Ltd.	Project Governance Director - Rizing

WIPRO INTEGRATED ANNUAL REPORT 2025-26
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STATUTORY REPORTS AND FINANCIAL STATEMENTS
BOARD'S REPORT

Name of the Employee	Date of joining (DD-MM-YYYY)	Gross Remuneration (₹)	Qualification	Age	Experience (yrs)	Last Employment	Designation
Mohit Sharma	4/9/2019	10,890,977	B.Tech (Electrical Engineering)	49	27	Maersk	General Manager
Murali Parthasarathy	1/8/2012	17,445,346	BE	57	34	Allgreen Ecotech Solutions Pvt. Ltd.	Chief Operating Officer - Americas 2
Murlidhar Reddy Samala	18/11/2024	21,582,075	B.Tech., ECE	56	34	Altos	Senior Vice President
Namita Singhai	13/11/2024	23,467,441	Master Degree in Management	56	31	Kyndryl	Vice President & Global Delivery Head
Namrata Singh	27/2/2025	15,240,845	PGDMM	44	22	IBM India Pvt. Ltd.	Vice President - Sector Head BFSI
Narayan P S	12/6/1995	10,660,059	MBA	60	34	Asian Paints India Ltd.	Vice President
Naveen Surapaneni	9/12/2019	13,034,934	PGPM, B.Tech	52	28	Reliance Communications Ltd.	Sales Enablement Head
Navin Gadia	12/7/2006	21,189,175	CA	44	21	Atlas Shipping	Senior Vice President
Neelakantha Biradar	5/3/2001	12,661,145	M.Tech	58	32	ISRO	COO - WEE GBL
Pavan N Rao	3/10/2013	10,705,895	CA	42	19	GE International Inc.	Vice President and Head of Internal Audit
Pawan Chaudhary	1/9/2018	13,010,025	B.Com	45	23	Alight Solutions	General Manager and Senior Practice Director
Phanikumar Penukonda	2/5/2016	10,559,283	M.Sc. General Science	54	30	Accenture	Vice President and Global Delivery Head
Philip Kuruvilla	19/5/2022	10,548,149	BE Textiles	53	31	Attune Consulting India Pvt. Ltd.	Senior Business Development Director Fashion - Rizing
Prasad Gantasai	1/2/2006	28,614,792	BA, MSW	52	31	Isoft India	Senior Vice President and CHRO - Technology Services
Pratibha Batchu	29/1/2024	13,215,661	BE	52	29	Bosch Global Software Technologies Ltd.	Vice President & Head
Preetam Bagi	26/9/2011	11,043,887	BE (Industrial Engineering)	50	26	Aditya Birla Minacs	General Manager
Pushpa Ramachandran M	5/7/1999	13,316,089	Master of Computer Applications	49	26	First Employment	Vice President and Global Head AI
Raghuraman Ranganathan	21/2/2007	19,080,837	ACA, MIRM (UK)	45	25	KPMG	Vice President and Chief Risk & Assurance Officer
Rahul Agarwal	15/4/1996	13,988,345	PGDM	53	30	Pentafour Software	Vice President & SDOE - Healthcare & UHG, Americas 1
Ralph Jude Devadoss	12/9/2017	11,478,673	MA	49	27	HCL Technologies	General Manager and Head - DOP Communications

Name of the Employee	Date of joining (DD-MM-YYYY)	Gross Remuneration (₹)	Qualification	Age	Experience (yrs)	Last Employment	Designation
Ramakrishnan V	26/10/2015	14,307,182	PGDM Management	48	24	Genpact	Vice President & Head, Sales Strategy & Transformation
Ramesh G Pai	9/10/2000	17,699,576	MS (Software Engineering)	46	25	First Employment	Vice President and Global Head
Ravi Kumar	5/4/2024	11,292,662	BE	56	29	Kyndryl India Ltd.	General Manager & Account Executive
Reshma Shetty	1/8/2022	10,828,070	B Sc., PGD-Computer Applications	55	32	Yes Bank	Entities - CIO
Reshmi Shankar	17/6/2019	18,316,775	Diploma (Hotel Management)	49	25	Honeywell	Vice President and Head FMG and CMF
Ritesh Hasmukh Shah	5/1/2023	25,176,208	CA	51	27	Capgemini	Chief Financial Officer - APMEA
Ritesh Sabharwal	27/9/2023	11,639,518	MBA	41	17	Ernst & Young LLP	Head - Function
Saamir Gupta	17/3/2025	14,653,270	B.Tech	37	16	Dow Jones	Managing Partner
Sachin Bora	7/7/2022	10,383,810	PGDBA (Marketing Management), BE (Industrial Engineering)	49	28	Reliance Commercial Finance Ltd.	Head – Business Operations APMEA
Samir Gadgil	9/10/2004	11,402,583	BE, MPM	50	27	Cedar Consulting	Vice President
Sanaulla Khan Mohammed	12/5/2015	25,864,828	M.Com, FCS	55	32	ICICI Prudential Life Insurance Co. Ltd.	Senior Vice President and Company Secretary
Sandhya Arun	21/3/2016	12,659,342	MBA	58	32	Deloitte Digital	Chief Technology Officer
Sangeeta Kar	17/1/2000	11,301,213	BE	54	32	TCS	Vice President and Global Delivery Head
Sarita Venkatesh	18/7/2022	10,643,094	Masters in Business Administration	49	22	Deloitte Consulting India Pvt. Ltd.	General Manager
Satish Y	19/4/2000	25,234,374	BE	53	30	Jindal Vijayanagar Steel Ltd.	Senior Vice President and Global Business Head - Cloud, Infrastructure and Security Services
Seshu Kumar G V	10/8/1998	13,265,688	B.Tech	51	30	ECIL	Vice President and Head Platform Engineering & VDI , Wipro FSC & DMTS
Shirish Patil	8/1/2001	11,896,623	BE (Instrumentation), AMP	51	29	StockHolding Corporation of India Ltd.	Senior Partner
Somanath Ballari	22/6/2015	15,787,379	WISTA-MS Law	51	26	Avery Dennison (India) Pvt. Ltd.	Vice President & Deputy General Counsel
Somyajit Sethi	29/1/2024	14,785,164	Masters in Business Economics	47	23	InterGlobe Aviation Ltd.	Vice President and Chief Ethics Officer
Sonia Rajkumar Kakkar	15/2/2010	10,943,890	PGDHRM	43	18	Tech Mahindra Ltd.	Vice President

145

WIPRO INTEGRATED ANNUAL REPORT 2025-26
146
STATUTORY REPORTS AND FINANCIAL STATEMENTS
BOARD'S REPORT

Name of the Employee	Date of joining (DD-MM-YYYY)	Gross Remuneration (₹)	Qualification	Age	Experience (yrs)	Last Employment	Designation
Sreyans Jain	17/9/2013	11,934,607	PGDBA	49	24	WNS Global Services	General Manager & Head GTM – AI & Immersive Operations
Srikumar Rao	29/6/1998	25,010,778	BE, PGSEM	48	27	First Employment	Managing Partner and Global Business Line Head - Wipro Engineering
Sriram Ranganathan	7/11/2005	23,631,032	CA	43	21	Cognizant Technology	Senior Vice President and Global Tax Head
Srivatsan Venkataramani	12/1/2012	17,027,172	PGDM (Finance)	58	31	Oracle Financial Services Ltd.	Managing Partner
Sumit Taneja	8/5/2006	19,518,047	BA, PGD	48	22	Tata Motors Ltd.	Vice President
Sundararaman Sankaranarayanan	18/6/2008	16,813,795	MS (Engineering Management)	56	30	SAP America Inc.	General Manager and Innovations Head - SAP
Suresh Kannan	4/7/2016	8,678,097	MS	58	32	Tata Consultancy Services	Vice President & Delivery Head
Surya Prakash Mohapatra	25/7/2016	10,484,984	B.Com	56	30	HP Computing and Printing Systems India Pvt. Ltd.	General Manager and Head - Talent Transformation
Sushil Agrawal	7/3/2005	15,810,807	CA and EMBA (London Business School)	45	22	Magma Leasing Ltd.	Vice President & Chief Financial Officer -Europe
Tanmay Agarwal	17/4/2023	27,398,917	BE, MBA	56	32	Hindustan Coca Cola Beverages Pvt. Ltd.	Vice President & Head Global People Operations
Varun Dube	25/4/2005	11,398,314	BE	47	26	Oracle India	Vice President
Venkataraman Mahadevan	10/8/2004	22,569,042	B.Sc., Advance Diploma in SMGT	55	21	NIIT Ltd.	Vice President & Global Head
Venkatraman E	18/9/2006	13,308,497	CA	42	19	First Employment	Vice President
Vijay Kumar K	28/2/2000	13,169,860	PHD (Elec & Communication Engineering)	54	31	Cadence Design Systems	DMTS - Master
Vinod Kumar Narasimhaiah	19/5/2022	22,115,028	BE	48	15	Rizing	Global Technology Lead - Rizing
Vinodkumar R Vanga	6/9/2021	11,097,340	MCA	43	25	Yes Bank	General Manager
Vishal Dixit	3/12/2024	17,346,593	MBA	48	26	Coforge Ltd.	Vice President
Vivek Mehrotra	1/4/2022	23,077,107	B.Com (Hons), CA	47	25	Microsoft	Vice President Chief Financial Officer Americas 1 & Wipro Ventures
Yogesh Kulkarni	9/1/2020	11,106,814	Masters in Computer Management	48	24	Rapid7, India	General Manager and CISO - IP and Platforms

147

C) Employed for part of the year with an average Remuneration of ₹ 8.5 lakhs or above per month and posted in India

Name of the Employee	Date of joining (DD-MM-YYYY)	Gross Remuneration (₹)	Qualification	Age	Experience (yrs)	Last Employment	Designation
Amit Rangwani	1/8/2020	16,392,249	B.Tech (Computer Engineering)	41	20	RBS Services India Pvt. Ltd.	General Manager
Anup G Purohit	24/5/2021	22,516,585	BE (Electronics)	55	30	Yes Bank	Chief Information Officer
Bhuvaneswari V	23/3/2023	14,132,297	ACA, CWA	56	34	CTS	Vice President
Dilip Dialani	13/6/2005	11,402,054	MFM	49	27	MBT	Chief Operating Officer - Americas 1
Dipak Kumar Bohra	14/6/2002	47,191,420	B.Com, CA, ICWAI	53	29	Aditya Birla Group	Senior Vice President- Corporate Treasurer and Investor Relations
Harsha Anand Almad	2/6/2025	17,030,827	MBA	45	21	BCG	Managing Partner
Indrajit Kar	28/7/2025	8,034,137	B.Sc.	41	20	A RPG Company - Zensar	General Manager & Engineering Delivery Head
Kumar Rajan	1/9/2018	10,699,363	B.Com	46	23	Alight HR Services India Private Ltd.	General Manager
Laxmikant Bhole	22/7/2024	9,831,227	BE	50	28	BlueRidge Global Pvt. Ltd.	General Manager
Mohit B Lal	16/3/1999	6,141,046	B.Sc., MCA	56	32	MXSS DELHI	Senior Vice President and Chief Operating Officer-FSC
Niloy Mukherjee	16/1/2020	19,086,614	M.Tech	56	30	Cognizant Technologies	Vice President and Practice Head
Nitin Kahol	14/8/2019	7,425,555	PGDM	36	14	Blackrock	General Manager & Account Delivery Head
Pallavi Umrani	11/12/2006	7,436,226	BE (Computer Engineering)	49	27	I Flex	Vice President & Sector Delivery Executive , CMI & Canada
Prasenjit Lahiri	5/1/1995	30,515,651	BE	57	32	TVS Electronics	Vice President and Head
Prashanth M G	27/5/1992	32,363,544	BE	56	33	First Employment	Vice President & Global Head of Delivery and Operations-CIS
Radhika Ananthakrishna	13/6/2022	9,126,769	B.Com	46	21	Unilog Content Solutions Pvt. Ltd.	General Manager
Raju Gopalan	13/7/2023	16,104,376	BE, MS (Software Engineering)	55	31	Mindtree	Vice President
Rituparna Ghosh	15/3/2001	26,033,781	MBA (Business Management)	52	28	ITpace.com	Vice President

148 STATUTORY REPORTS AND FINANCIAL STATEMENTS BOARD'S REPORT

Name of the Employee	Date of joining (DD-MM-YYYY)	Gross Remuneration (₹)	Qualification	Age	Experience (yrs)	Last Employment	Designation
Ruchi Vijay	11/8/2025	7,223,657	MBA	53	28	Tata Medical and Diagnostics Ltd.	Vice President
Sagar Jhalani	14/8/2019	9,100,598	MBA	46	19	Thoughtfocus Information Technologies Pvt. Ltd.	Center of Excellence Director
Sanjay Sharma	3/9/2019	8,201,474	B.Sc, LLB & PGD (Personnel Management & Industrial Relations)	53	31	Nestle India Ltd.	General Manager
Santanu Ray	10/11/2025	7,145,881	BE	50	27	Stellantis	General Manager
Sathya Sovan Mohapatra	23/1/2026	3,973,273	B.Com, ICWA	48	21	Alliance Bernstein Business Services Pvt. Ltd.	General Manager
Satish Raghammudi	19/11/2007	15,559,274	MBA (Operations Information Technology)	51	26	Infosys Technologies	Vice President & Global Delivery Head
Shahana Sen Mishra	1/9/2023	8,673,376	B.Sc (Computer Science)	51	24	JIO	General Manager & Practice Head
Sindhu Bhaskaran	20/3/2024	7,907,975	B.E (Information Technology) and Executive MBA PGDBM	51	29	Accenture	General Manager & Practice Head - Global AI Practice
Srinivasa Rao Gosala	2/12/2002	9,490,325	BE	58	36	Mphasis	General Manager and Head Delivery Operations
Sriram Narasimhan	2/5/2022	21,757,997	MS (Computer Information Systems)	55	31	Fidelity Institutional Investor Group	Senior Vice President
Sunita Cherian	4/11/1996	34,391,073	B.Tech., PGDBA	52	29	First Employment	Chief Culture Officer & Senior Vice President - Human Resources
Swati Oberoi	6/11/2017	12,074,305	Business Management Science	59	35	Tata Consultancy Services	General Manager
Ulhas Deshpande	2/5/2022	3,943,167	BE	55	32	Pricewaterhouse Coopers Pvt. Ltd.	General Manager and Sales Head

WIPRO INTEGRATED ANNUAL REPORT 2025-26

Date of joining Gross Experience Name of the Employee Qualification Age Last Employment Designation (DD-MM-YYYY) Remuneration (H) (yrs) Veena Srigopal 22/1/2024 7,957,472 BE 55 27 Exponent Dynamix General Manager & Practice Head Vikas Gupta 2/1/2024 17,229,858 BE 54 31 Tech Mahindra Ltd. Senior Vice President and Head -FSC Vikram Singh 14/8/2019 9,157,438 MBA 39 15 Ameriprise India Pvt. General Manager & Account Ltd. Delivery Head Venkata Rao K 11/5/2000 4,603,288 B.Tech (Civil) 52 26 First Employment General Manager and Sector Delivery Head Notes: 1. The above table contains details of employees in alphabetical order and does not include the details of remuneration drawn by the top 10 employees as their details are provided in item (A) of Annexure II to this Board’s Report. 2. Remuneration comprises salary, allowances, commission, performance based payments, perquisites and Company’s contribution to provident fund and superannuation as per the definition given in Section 2(78) of the Companies Act, 2013, paid during the year. It also includes perquisites value of Restricted Stock Units (RSUs) exercised, if any, by employees. 3. The nature of employment is contractual in all the above cases. 4. None of the employees employed throughout the financial year or part thereof, were in receipt of remuneration in that year, in which the aggregate, or as the case may be at a rate which, in the aggregate, is in excess of that drawn by the Managing Director or Whole-Time Director or Manager and hold by themselves or along with their spouse and dependent children, not less than two per cent of the equity shares of the Company. 5. In terms of the proviso to Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, particulars of employees posted and working in a country outside India, not being Directors or their relatives, have not been included in the above statement. 149

150 STATUTORY REPORTS AND FINANCIAL STATEMENTS BOARD'S REPORT

ANNEXURE III

Form No. MR-3

SECRETARIAL AUDIT REPORT

[Pursuant to Sub Section (1) of Section 204 of the Companies Act, 2013 and Rule 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014]

For the Financial Year Ended March 31, 2026

To,
The Members,
Wipro Limited,
Doddakannelli, Sarjapur Road,
Bengaluru - 560035

We have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by **Wipro Limited** (CIN-L32102KA1945PLC020800) (**"the Company"**). Secretarial Audit was conducted in a manner that provided us a reasonable basis for evaluating the corporate conducts/ statutory compliances and expressing our opinion thereon.

Based on our verification of the Company's books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorized representatives during the conduct of secretarial audit, we hereby report that in our opinion, the Company has, during the audit period covering the financial year ended on March 31, 2026 (**"the audit period"**) complied with the statutory provisions listed hereunder and also that the Company has proper Board-processes and compliance-mechanism in place to the extent, in the manner and subject to the reporting made hereinafter:

We have examined the books, papers, minute books, forms and returns filed and other records maintained by the Company for the financial year ended on March 31, 2026, according to the provisions of:

i. The Companies Act, 2013 (the Act) and the rules made thereunder.

ii. The Securities Contracts (Regulation) Act, 1956 (**"SCRA"**) and the rules made thereunder.

iii. The Depositories Act, 1996 and the Regulations and Byelaws framed thereunder.

iv. Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment and Overseas Direct Investment. There was no External Commercial Borrowing by the Company during the period under review.

v. The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 (**"SEBI Act"**): -

a. The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011.

b. The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015.

c. The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018. **(Not Applicable to the Company during the Audit Period)**.

d. Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

e. The Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

f. The Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018; **(Not Applicable to the Company during the Audit Period)**.

g. The Securities and Exchange Board of India (Issue and Listing of Non-Convertible Securities) Regulations, 2021 **(Not Applicable to the Company during the Audit Period)**.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

151 h. The Securities and Exchange Board of India We further report that: (Registrars to an Issue and Share Transfer Agents) th The Board of Directors of the Company is duly constituted Regulations, 1993 (upto 14 December, 2025) with proper balance of Executive Directors, Non-Executive and The Securities and Exchange Board of India Directors and Independent Directors. The changes (Registrars to an Issue and Share Transfer Agents) th in the composition of the Board of Directors that took Regulations, 2025 (from 15 December, 2025) place during the period under review were carried out in regarding the Companies Act and dealing with client; compliance with the provisions of the Act. i. The Securities and Exchange Board of India (Delisting Adequate notice is given to all directors to schedule the of Equity Shares) Regulations, 2021 (Not Applicable Board Meetings, agenda and detailed notes on agenda to the Company during the Audit Period). were sent as per the requirements of the statute and a We have relied on the representations made by the system exists for seeking and obtaining further information Company and its officers for compliance under other and clarifications on the agenda items before the meeting laws specifically applicable to the industry to which the and for meaningful participation at the meeting. Company belongs, as under; As per the minutes of the meetings duly recorded and a. Information Technology Act, 2000 and the rules signed by the Chairman, the decisions of the Board were made thereunder. unanimous, and no dissenting views have been recorded. b. Special Economic Zones Act, 2005 and the rules We further report that based on the review of the compliance made thereunder. reports/certificates of the Company which were taken on record by the Board of Directors, there are adequate c. Software Technology Parks of India rules systems and processes in the Company commensurate and regulations. with the size and operations of the company to monitor and We have also examined compliance with the applicable ensure compliance with applicable laws, rules, regulations, clauses of the following: and guidelines. i. Secretarial Standards issued by The Institute of We further report that during the audit period the following Company Secretaries of India on meetings of the events/actions were having a major bearing on the Board of Directors and general meetings. Company’s affairs in pursuance of the above-mentioned laws, rules, regulations, guidelines etc., ii. Listing Agreements entered into by the Company with Bombay Stock Exchange Limited and National a) The Hon’ble National Company Law Tribunal, Stock Exchange of India Limited. Bengaluru bench vide its order dated June 06, 2025, approved the scheme of amalgamation for the merger We have not examined compliance by the Company with of wholly owned subsidiaries Wipro HR Services India applicable financial laws, like direct and indirect tax laws, Private Limited, Wipro Overseas IT Services Private since the same have been subject to review by statutory Limited, Wipro Technology Product Services Private financial audit and other designated professionals. Limited, Wipro Trademarks Holding Limited and Wipro During the period under review, the Company has VLSI Design Services India Private Limited with Wipro complied with the provisions of the Act, Rules, Regulations, Limited. As per the said scheme, the appointed date is Guidelines, etc. mentioned above. April 1, 2025.

152 STATUTORY REPORTS AND FINANCIAL STATEMENTS BOARD’S REPORT b) Wipro Digital Inc. has been incorporated as a For V. SREEDHARAN & ASSOCIATES wholly-owned subsidiary of Wipro Limited (the Company Secretaries “Company”) with effect from August 4, 2025. c) On August 21, 2025, the Company entered into (V. Sreedharan) a definitive agreement to acquire the Digital Partner Transformation Solutions (DTS) business unit of FCS: 2347; CP No. 833 HARMAN, a Samsung company, a global provider of Engineering, Research & Development (ER&D) Place: Bengaluru services and Information Technology (IT) services Date: June 2, 2026 for a total consideration including earn outs of USD 375 million. Pursuant to the transaction, UDIN: F002347H000566625 Wipro Digital Inc., a wholly owned subsidiary, merged with Wipro Connected Services, Inc. Peer Review Certificate No. 5543/2024 (formerly known as Harman Connected Services, Inc.) with effect from December 1, 2025, following This report is to be read with our letter of even which Wipro Connected Services, Inc. became a date which is annexed as ‘Annexure -1’ and wholly owned subsidiary of Wipro Limited. forms an integral part of this report. - 26 2025 REPORT ANNUAL INTEGRATED WIPRO

153 ‘Annexure -1’ To, 5. The compliance of the provisions of Corporate and The Members other applicable laws, rules, regulations, standards is Wipro Limited, the responsibility of management. Our examination was Doddakannelli, Sarjapur Road, limited to the verification of procedures on test basis. Bengaluru—560035 6. The Secretarial Audit report is neither an assurance as to Our report of even date is to be read along with this letter: the future viability of the Company nor of the efficacy or effectiveness with which the management has conducted 1. Maintenance of secretarial record is the responsibility of the affairs of the Company. the management of the company. Our responsibility is to express an opinion on these secretarial records based on our audit. 2. We have followed the audit practices and processes as For V. SREEDHARAN & ASSOCIATES were appropriate to obtain reasonable assurance about the Company Secretaries correctness of the contents of the Secretarial records. The verification was done on test basis to ensure that correct (V. Sreedharan) facts are reflected in secretarial records. We believe that the Partner processes and practices, we followed provide a reasonable basis for our opinion. FCS: 2347; CP No. 833 3. We have not verified the correctness and appropriateness Place: Bengaluru of financial records and Books of Accounts of the company. Date: June 2, 2026 4. Wherever required, we have obtained the Management representation about the compliance of laws, rules and UDIN: F002347H000566625 regulations and happening of events etc. Peer Review Certificate No. 5543/2024

154 STATUTORY REPORTS AND FINANCIAL STATEMENTS BOARD'S REPORT

ANNEXURE IV

ANNUAL REPORT ON CORPORATE SOCIAL RESPONSIBILITY ("CSR") ACTIVITIES FOR FY 2025-26

1. Brief outline on CSR Policy of the Company: **A brief outline of the Company's CSR policy, including overview of the projects or programs proposed to be undertaken, is available at** https://www.wipro.com/investors/corporate-governance/corporate-social-responsibility/.

2. Composition of CSR Committee: **The Nomination and Remuneration Committee ("Committee") also acts as the CSR Committee of the Company. The details of the Committee composition and meetings held during the year ended March 31, 2026 are provided below:**

Sl. No.	Name of Director	Designation/Nature of Directorship	Number of meetings of CSR Committee held during the year	Number of meetings of CSR Committee attended during the year
1.	Tulsi Naidu@	Independent Director, Chairperson of the Committee	5	4
2.	Patrick Dupuis@#	Independent Director, Member of the Committee	5	5
3.	Deepak M. Satwalekar	Independent Director, Member of the Committee	5	5
4.	Päivi Rekonen*	Independent Director, Member of the Committee	5	2

@With effect from July 1, 2025, Ms. Tulsi Naidu was appointed as Chairperson of the Committee in place of Mr. Patrick Dupuis. Mr. Dupuis continued to serve as Member of the Committee.

#Mr. Patrick Dupuis retired as an Independent Director of the Company with effect from the close of business hours on March 31, 2026, after completion of his tenure under Section 149(11) of the Companies Act, 2013.

*The Committee was re-constituted during the year on account of appointment of Ms. Päivi Rekonen as Member, w.e.f. October 1, 2025. Since her appointment, two CSR committee meetings were held.

3. Provide the web-link(s) where Composition of CSR committee, CSR Policy and CSR projects approved by the Board are disclosed on the website of the Company: **Details on composition of CSR committee, CSR Policy and CSR projects approved by the Board of Directors are available at** https://www.wipro.com/investors/corporate-governance/corporate-social-responsibility/.

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155

4. Provide the executive summary along with web-link(s) of Impact Assessment of CSR Projects carried out in pursuance of sub-rule (3) of rule 8, if applicable: **As required under rule 8(3) of the Companies (Corporate Social Responsibility Policy) Rules, 2014, the Company has carried out impact assessment on the applicable projects. The reports of such assessments are available at** https://www.wipro.com/investors/corporate-governance/corporate-social-responsibility/. **A brief summary is provided below:**

Name & Key objectives of the Project	Name of the agency that conducted the impact assessment	Impact created
Higher Education for Skills Building:		
• Bridging the gap between academic theory and industry practice, equipping participants with both technical and professional skills. • Providing students with career readiness and organizational talent development, ensuring alignment with evolving IT industry needs.	SaathiRe Social Impact Solutions Pvt. Ltd.	• Provided a practical-based or hands-on project based learning that allows students to gain practical experience while pursuing their education. • The programs provide students with a blend of theoretical and practical knowledge, making them industry-ready professionals. • The tuition-free model and financial assistance significantly lower financial barriers for students, particularly those from lower- to middle-income households. This equal access to higher education not only benefits students but also positively impacts their families by reducing financial burdens.
Engineering Education:		
• Aims to strengthen the quality and relevance of engineering learning through more practical, application-oriented approaches. • Building industry-ready engineering talent by improving students' technical competencies and employability skills aligned to evolving industry needs.	SaathiRe Social Impact Solutions Pvt. Ltd.	• The program has catalyzed a permanent shift from theory-centric to Project Based Learning resulting in an improved industry readiness and higher logical thinking skills amongst students. • The program integrates students into specialized education pathways while simultaneously cultivating a steady pipeline of skilled and experienced talent for the industry, thereby supporting the socio-economic upliftment of their families.
Renewable Energy:		
• Evaluating the extent to which renewable energy has helped to create a positive impact on the environment.	GIST Advisory Pvt. Ltd.	• Highly positive impact is observed on environment, health and safety aspects. • Substantial Greenhouse gas and water consumption savings are achieved through adoption and use of renewable energy.

5. a) Average net profit of the Company as per sub-section (5) of section 135: **₹ 102,102 Million**

   b) Two percent of average net profit of the Company as per sub-section (5) of section 135: **₹ 2,042 Million**

   c) Surplus arising out of the CSR Projects or programmes or activities of the previous financial years: **NIL**

   d) Amount required to be set-off for the financial year, if any: **₹ 738 Million. This includes an amount of ₹ 227 Million, being set-off from the excess spend in FY 2022-23, ₹ 250 Million, being set-off from the excess spend in FY 2023-24 and ₹ 261 Million, being set-off from the excess spend in FY 2024-25**.

   e) Total CSR obligation for the financial year [(b)+(c)-(d)]: **₹ 1,304 Million**

6. a) Amount spent on CSR Projects (both Ongoing Project and other than Ongoing Project): **₹ 2,214 Million**

   b) Amount spent on Administrative Overheads: **₹ 58 Million**

   c) Amount spent on Impact Assessment, if applicable: **₹ 2 Million**

156 STATUTORY REPORTS AND FINANCIAL STATEMENTS BOARD'S REPORT

d) Total amount spent for the Financial Year [(a)+(b)+(c)]: **₹ 2,274 Million**

e) CSR amount spent or unspent for the Financial Year:

Total Amount Spent for the Financial Year (in ₹ Million)	Amount Unspent (in ₹)				
	Total Amount transferred to Unspent CSR Account as per section 135(6)		Amount transferred to any fund specified under Schedule VII as per second proviso to section 135(5)		
	Amount	Date of transfer	Name of the Fund	Amount	Date of transfer
2,274 (Inclusive of administrative overheads and amount spent on impact assessments)	NIL	NA	NA	NIL	NA

f) Excess amount for set-off, if any:

Sl. No.	Particular	Amount (in ₹ Million)
(i)	Two percent of average net profit of the Company as per sub-section (5) of section 135	**2,042**
(ii)	Total CSR obligation for the financial year 2025-26	**1,304***
(iii)	Total amount spent for the financial year	**2,274**
(iv)	Excess amount spent for the financial year [(iii)-(ii)]	**970**
(v)	Surplus arising out of the CSR projects or programmes or activities of the previous financial years, if any	**NIL**
(vi)	Amount available for set off in succeeding Financial Years [(iv)-(v)]	**970**

*This excludes an aggregate amount of ₹ 738 Million, being the amount set-off in FY 2025-26 from the excess spends of FY 2022-23, 2023-24 and FY 2024-25.

7. Details of Unspent Corporate Social Responsibility amount for the preceding three financial years:

1	2	3	4	5	6		7	8
Sl. No.	Preceding Financial Year(s)	Amount transferred to Unspent CSR Account under sub-section (6) of section 135 (in ₹)	Balance Amount in Unspent CSR Account under sub-section (6) of section 135 (in ₹)	Amount Spent in the Reporting Financial Year (in ₹)	Amount transferred to a Fund as specified under Schedule VII as per second proviso to sub-section (5) of section 135, if any		Amount remaining to be spent in succeeding Financial Years (in ₹)	Deficiency, if any
					Amount (in ₹)	Date of transfer		
1	FY-1	NIL	NIL	NIL	NIL	-	NIL	-
2	FY-2	NIL	NIL	NIL	NIL	-	NIL	-
3	FY-3	NIL	NIL	NIL	NIL	-	NIL	-

8. Whether any capital assets have been created or acquired through Corporate Social Responsibility amount spent in the Financial Year: Yes ○ No ●

If yes, enter the number of capital assets created/acquired: **Not Applicable**

WIPRO INTEGRATED ANNUAL REPORT 2025-26

157 Furnish the details relating to such asset(s) so created or acquired through Corporate Social Responsibility amount spent in the financial year: Not Applicable (1) (2) (3) (4) (5) (6) Short particulars of the property or asset(s) Pincode of the Sl. Amount of CSR Details of entity/Authority/ [including complete property or Date of creation No. amount spent beneficiary of the registered owner address and location of asset(s) the property] CSR Name Registered Registration address Number, if applicable 9. Specify the reason(s), if the Company has failed to spend two per cent of the average net profit as per sub-section (5) of section 135: Not Applicable Sd/- Sd/- Srinivas Pallia Tulsi Naidu Chief Executive Officer and Managing Director Chairperson of Nomination and Remuneration Committee (DIN: 10574442) (DIN: 03017471)

158 STATUTORY REPORTS AND FINANCIAL STATEMENTS CORPORATE GOVERNANCE REPORT

Corporate Governance Report.

I. Wipro's Philosophy on Corporate Governance

At Wipro, corporate governance is more than merely a compliance requirement, it is a core enabler of long-term value creation. Our governance philosophy is deeply rooted in the Spirit of Wipro, which reflects our unwavering commitment to ethical conduct, respect for all stakeholders and a passion for excellence. These values are beyond just principles; they define who we are, how we operate and what we aspire to become.

In early 2020, our Chairman introduced the Five Habits as part of a Company-wide culture transformation initiative aimed at fostering a growth mindset. These habits are designed to translate our enduring values, defined in the Spirit of Wipro into everyday behaviors that shape how we lead, collaborate and grow. Together, the Spirit of Wipro and the Five Habits reinforce our organizational identity and guide our conduct in a rapidly evolving business environment.

By aligning our governance practices with these Five Habits, our Company is fostering a high-performance culture that embraces inclusion, accountability, and transparent leadership. These behaviors ensure that our decisions are compliant and ethical while also prioritizing a human-centric and future-ready approach.

Spirit of Wipro

These values are our bedrock. They define and make us. Our character and destinies are energized by our values.

- **Be passionate about clients' success**
- **Treat each person with respect**
- **Be global and responsible**
- **Unyielding integrity in everything we do**

Five Habits

When our behaviors and ways of working consistently reflect our values, we see Five Habits in action.

- **Being Respectful**
- **Being Responsive**
- **Always Communicating**
- **Demonstrating Stewardship**
- **Building Trust**

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159

We consistently engage with associates to understand their experience of these habits as part of our culture conversations. More than 238,000 associates worldwide have been part of the interactive Five Habits sessions with leaders, including over 40,000 managers who have been part of the sessions led by our Chairman, Mr. Rishad A. Premji. The Spirit of Wipro and the Five Habits have become deeply ingrained in our daily ways of working, governance, and business conduct.

We firmly believe that effective governance starts with leadership. At Wipro, our leaders are expected to exemplify our cultural and ethical standards, champion behaviors aligned with the Five Habits, and foster an environment where individuals thrive through mutual respect, open communication, and shared accountability. This is central to our culture and guides how we lead, make decisions, and engage with stakeholders.

Wipro's corporate governance is implemented through a multi-layered framework encompassing governance by shareholders, the Board of Directors, Board committees and management processes. This is supported by robust board governance practices, strong internal control systems and rigorous audit mechanisms that ensure transparency and accountability at all levels. These are articulated through Wipro's Code of Business Conduct, Corporate Governance Guidelines and various Board-chartered policies. Together, these mechanisms not only ensure regulatory compliance but also reinforce the Spirit of Wipro and our Five Habits as cornerstones of ethical and performance-driven governance.

In this report, we have provided details on how the corporate governance principles are put into practice within Wipro.

II. Shareholders

The Companies Act, 2013, Listing Regulations and NYSE Listed Company Manual prescribes the governance mechanism by shareholders in terms of passing of ordinary and special resolutions, voting rights, participation in corporate actions such as bonus issue, buyback of shares, declaration of dividend, etc. The Company follows a robust process to ensure that the shareholders of the Company are well informed of the Board decisions both on financial and non-financial matters and adequate notice with a detailed explanation is sent to the shareholders well in advance to obtain necessary approvals.

The Company seeks approval of shareholders on various resolutions at the Annual General Meeting held every year. In addition, approval of shareholders is also sought through postal ballot in case of urgency of the matter as per the applicable regulations.

III. Board of Directors

Composition of Board

As of March 31, 2026, our Board had two Executive Directors, six Non-Executive Independent Directors and one Non-Executive, Non-Independent Director. The Executive Chairman, and the Non-Executive, Non-Independent Director are Promoter Directors. The CEO & MD is a professional CEO who is responsible for the day-to-day operations of the Company. Of the seven Non-Executive Directors, six are Independent Directors, free from any business or other relationship that could materially influence their judgment. In the opinion of the Board, all the Independent Directors are independent of the management and satisfy the criteria of independence as defined under the Companies Act, 2013, the Listing Regulations and the NYSE Listed Company Manual.

The Board is well diversified and consists of two women Independent Directors and five Directors who are foreign nationals. The composition of the Board and its Committees is in compliance with the Company's Board Diversity Policy, requirements of the Companies Act, 2013 and Regulation 17 of the Listing Regulations. In accordance with these provisions, the Directors periodically submit the requisite disclosures regarding their directorships and committee memberships in other companies.

Dr. Patrick J. Ennis and Mr. Patrick Dupuis completed their tenure as Independent Directors of the Company with effect from the close of business hours on March 31, 2026. Ms. Laura Marie Miller was appointed as an Independent Director for a term of five (5) years with effect from April 1, 2026. The appointment was approved by the Members of the Company vide special resolution dated May 21, 2026, passed through postal ballot by e-voting.

The brief profile of the present Directors on the Board is available on our website at https://www.wipro.com/leadership.

160 STATUTORY REPORTS AND FINANCIAL STATEMENTS CORPORATE GOVERNANCE REPORT

Board Meetings

The Board meets at least once in every quarter to review the quarterly results and other items on the agenda and additional Board meetings are held to address specific needs and business requirements of the Company. The Members of the Board have complete freedom to express their opinion and decisions are taken after detailed discussions.

The Board meeting dates are decided in consultation with the Board members. The schedule of the Board and Committee meetings are communicated in advance to the Directors to enable them to attend the meetings. In instances of special and urgent business requirements, the Board's approval is obtained by way of resolutions passed through circulation, in accordance with the provisions of the Companies Act, 2013. Such resolutions are subsequently placed before the Board in the next meeting for noting and confirmation.

The Board meetings are normally scheduled over two days. In line with Regulation 9 read with Para 4 of Schedule B of SEBI (Prohibition of Insider Trading) Regulations, 2015, it is the endeavor of the Company that the gap between the clearance of accounts by the Audit Committee and Board Meeting is as narrow as possible.

Attendance of Directors at Board Meetings

Details of attendance of Directors at the Board meetings for the year ended March 31, 2026, were as under:

Name of the Director	April 15-16, 2025	May 22, 2025[1]	July 16-17, 2025	October 15-16, 2025	January 15-16, 2026	March 16, 2026[1]	Total Number of Meetings Held	Total Number of Meetings attended
Rishad A. Premji	Yes	Yes	Yes	Yes	Yes	Yes	6	6
Azim H. Premji	Yes	Yes	Yes	Yes	Yes	Yes	6	6
Srinivas Pallia	Yes	Yes	Yes	Yes	Yes	Yes	6	6
Patrick J. Ennis	Yes	Yes	Yes	Yes	Yes	Yes	6	6
Patrick Dupuis	Yes	Yes	Yes	Yes	No	Yes	6	5
Deepak M. Satwalekar	Yes	Yes	Yes	Yes	Yes	Yes	6	6
Tulsi Naidu	Yes	Yes	Yes	Yes	No	Yes	6	5
Päivi Rekonen	Yes	Yes	Yes	Yes	Yes	Yes	6	6
N.S. Kannan	Yes	Yes	Yes	Yes	Yes	Yes	6	6

[1]Meeting was held through video-conferencing.

Information flow to the Board Members

Information is provided to the Board Members on a continuous basis for their review, inputs, and approval. Our quarterly financial statements and annual financial statements are first presented to the Audit Committee and subsequently to the Board for their approval. In addition, various matters such as review of business performance, annual strategic plan and operating plans of our business, appointment of Directors and Key Managerial Personnel, Succession Planning, Related Party Transactions, annual action plan for Corporate Social Responsibility, corporate actions such as dividend, buyback, bonus, review of internal and statutory audits, details of investor grievances, specific cases of acquisitions, important managerial decisions, material positive/negative developments, risk management initiatives including cybersecurity along with mitigation actions and legal/statutory matters are presented to the respective Committees of the Board and later with the recommendation of Committees to the Board of Directors for their approval, as may be required.

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161

As a system, in most cases, information to Directors is submitted along with the agenda papers well in advance of the Board meeting. Inputs and feedback of Board Members are taken and considered while preparing agenda and documents for the Board meeting. Sufficient time is allocated for discussions and deliberations at the meeting.

Documents containing Unpublished Price Sensitive Information are submitted to the Board and Committee Members, at a shorter notice, as per the general consent taken from the Board, from time to time.

Given that our Board is composed of Directors based in different parts of the world, in-person attendance at all meetings may not always be feasible. To ensure effective participation and seamless decision-making, the Company facilitates attendance through video conferencing and other audio-visual means, enabling Directors who are traveling or located remotely to actively engage in the proceedings.

Post the Board meeting, we have a formal system for follow-up, review and reporting on actions taken by the Management on the decisions of the Board and its Committees.

Appointment of Directors

The Board has adopted the provisions with respect to appointment and tenure of Independent Directors consistent with the Companies Act, 2013 and the Listing Regulations.

As per the provisions of the Companies Act, 2013, the Independent Directors shall be appointed for not more than two terms of a maximum of five years each and shall not be liable to retire by rotation.

At the time of appointment of an Independent Director, the Company issues a formal letter of appointment outlining their role, functions, duties, and responsibilities. The template of the letter of appointment is available on our website at https://www.wipro.com/content/dam/nexus/en/investor/corporate-governance/policies-and-guidelines/ethical-guidelines/template-of-letter-of-appointment-to-independent-directors.pdf.

Details of the Director proposed for re-appointment at the 80th Annual General Meeting (**"AGM"**) is provided at **page 129** as part of the Board's Report and in the notice convening the 80th AGM.

Lead Independent Director

The Board has designated Mr. Deepak M. Satwalekar as the Lead Independent Director. The role of the Lead Independent Director is described in the Corporate Governance guidelines of the Company and is available on the Company's website at https://www.wipro.com/content/dam/nexus/en/investor/corporate-governance/policies-and-guidelines/ethical-guidelines/12766-corporate-governance-guidelines.pdf.

Policy for Nomination of Directors, their Remuneration and Board Diversity

The Nomination and Remuneration Committee has adopted a policy for the selection and appointment of Directors, including the determination of qualifications, independence, and remuneration of Directors, Key Managerial Personnel, and Senior Management Personnel, in accordance with Section 178(3) of the Companies Act, 2013. The policy forms part of the Committee's charter and is available on the Company's website at https://www.wipro.com/content/dam/nexus/en/investor/corporate-governance/policies-and-guidelines/ethical-guidelines/wipro-limited-Remuneration-policy.pdf.

The Company has also adopted a policy on Board Diversity which guides the organization's approach to diversity in the composition of the Board and is available on the Company's website at https://www.wipro.com/content/dam/nexus/en/investor/corporate-governance/policies-and-guidelines/ethical-guidelines/policy-on-appointment-of-directors-and-board-diversity.pdf.

Criteria for Selection of Independent Directors and Key Skills, Expertise, and Core Competencies of the Board

The Board of the Company comprises of eminent personalities and leaders in their respective fields. These Directors are nominated based on well-defined selection criteria. The Nomination and Remuneration Committee considers, inter alia, experience, qualifications, skills, expertise, and competencies, whilst recommending to the Board the candidature for appointment of Independent Director.

In case of appointment of Independent Directors, the Nomination and Remuneration Committee satisfies

162 STATUTORY REPORTS AND FINANCIAL STATEMENTS CORPORATE GOVERNANCE REPORT itself about the independence of the Directors as Directors are not disqualified for appointment vis-à-vis the Company to enable the Board to function under Section 164 and other applicable provisions of independently of the management and discharges the Companies Act, 2013 and the Listing Regulations its functions and duties effectively. In case of and that they are not debarred from holding the office re-appointment of Independent Directors, the Board also by virtue of SEBI order or any other authority. takes into consideration the performance evaluation As required under Rule 6 of the Companies and engagement level of the Independent Directors. (Appointment and Qualification of Directors) Rules, The Nomination and Remuneration Committee 2014, all Independent Directors have completed the ensures that the candidates identified for appointment registration with the Independent Directors Databank. In the opinion of the Board and the Nomination and Remuneration Committee, all the Directors of the Company possess below relevant skills, expertise, and competence1 to ensure effective functioning of the Company as per the matrix given below: Wide Management and Leadership experience Strong management and leadership experience, including in areas of business development, strategic Information Technology planning and mergers and acquisitions with major public companies having successful multinational operations Expertise or experience in information technology business, in technology, manufacturing, banking, investments and technology consulting and operations, emerging areas finance, international business, scientific research and of technology such as digital, cloud and cyber security, development, senior level government experience and intellectual property in information technology domain, artificial academic administration. intelligence and knowledge of technology trends. Functional and Managerial Experience Knowledge and skills in accounting and finance, business Diversity judgement, general management practices and processes, Diversity of thought, experience, knowledge, crisis response and management, industry knowledge, perspective, gender, and culture brought to the macro-economic perspectives, human resources, labour Board by individual members. Varied mix of strategic laws, international markets, sales and marketing, and risk perspectives, geographical focus with knowledge management. and understanding of key geographies. - 26 2025 Corporate Governance Experience in developing and implementing good corporate REPORT Personal Values governance practices, maintaining board and management Personal characteristics that match the Company’s accountability, managing stakeholders’ interests and values, such as integrity, accountability, and high- Company’s responsibilities towards customers, employees, ANNUAL performance standards. suppliers, investors, regulatory bodies, and the communities in which it operates. Experience in boards and committees of INTEGRATED other large companies. 1These skills/competencies are broad-based, encompassing several areas of expertise/experience as shown in the table above. Each Director WIPRO may possess varied combinations of skills/experience within the described set of parameters.

163 Familiarization Program and Training for The Nomination and Remuneration Committee Directors implements this mechanism in concurrence with the Board. The Company has an extensive orientation/familiarization The Nomination and Remuneration Committee presents programme for its Directors covering the following: to the Board on a periodic basis, succession plans for a) Culture, values and orientation covering the Spirit of appointments to the Board based on various factors such Wipro, five habits, vision & aspirations. as current tenure of Directors, outcome of performance evaluation, Board diversity and business requirements, b) Board composition, roles & responsibilities, among others. In addition, the Company conducts duties and obligations of a member of the Board. bi-annual talent review process for Senior Management Board Committee composition, functioning of and other executive officers which provides a leadership-the Committee. level talent inventory and capability map that reflects the c) Business and industry context covering IT industry extent to which critical talent needs are fulfilled vis-à-vis overview, strategy, business model, financial metrics, business drivers. key milestones and historical perspective. d) Corporate governance framework including; risk Board Evaluation management, compliance & ethics, and internal audit. Details of methodology adopted for Board evaluation have As a process, when a new Director is appointed, a been provided at page 129 to 130 of the Board’s Report. familiarization programme is conducted by the senior management team. Each of our Directors has attended Remuneration Policy and Criteria for Making such orientation process/familiarization programme when Payments to Directors, Senior Management they were inducted into the Board and on an ongoing and Key Managerial Personnel basis at regular intervals. The Independent Directors are entitled to receive As a part of ongoing training, the Company schedules remuneration by way of sitting fees, reimbursement quarterly one-on-one meetings of business and functional of expenses for participation in the Board/Committee heads with the Directors. During these meetings, meetings and commission as detailed hereunder: comprehensive presentations would be made on various aspects such as, state of global IT services industry, new a) Sitting fees for each meeting of the Board attended business initiatives, trends in technology including digital by them, of such sum as may be approved by the transformation, artificial intelligence, human resources Board within the overall limits prescribed under the practices, risk management, cyber security and client updates, Companies Act, 2013 and the rules made thereunder. etc. These meetings also facilitate Directors to provide their b) Commission on a quarterly basis, as determined by the inputs and suggestions on various strategic and operational Board and Members, based on the recommendation matters directly to the business and functional heads. of the Nomination and Remuneration Committee. The details of the familiarization programmes are available The aggregate commission payable to all the on the website of the Company at https://www.wipro. Independent Directors and Non-Executive Directors com/content/dam/nexus/en/investor/corporate- put together shall not exceed 1% of the net profits governance/policies-and-guidelines/ethical-guidelines/ of the Company during any financial year. The Familiarization-programmes-imparted-to-independent- commission is payable on pro-rata basis to those directors-in-fy-2027.pdf. Directors who occupy office for part of the year. c) Reimbursement of travel, stay and other expenses Succession Planning for participation in Board/Committee meetings. We have an effective mechanism for succession planning d) Independent Directors and Promoter Directors which focuses on orderly succession of Directors, are not entitled to participate in the stock option including Executive Directors, Key Managerial Personnel, schemes of the Company. Senior Management and other executive officers.

164 STATUTORY REPORTS AND FINANCIAL STATEMENTS CORPORATE GOVERNANCE REPORT

Following are the terms and conditions for determining the remuneration to Mr. Azim H. Premji, who is a Non-Executive, Non-Independent Director:

a) Remuneration as applicable to other Non-Executive Directors of the Company in addition to the sitting fees for attending the meetings of the Board thereof, as may be determined by the Board, provided however that, the aggregate remuneration including commission, paid to the Directors other than the Managing Director and Whole-Time Director in a financial year shall not exceed 1% of the net profits of the Company, in terms of Section 197 of the Companies Act, 2013 and computed in the manner referred to in Section 198 of the Companies Act, 2013.

b) Maintenance of Founder Chairman's office including an executive assistant at Company's expense.

c) Reimbursement of travel, stay, and entertainment expenses incurred in the course of business as per the Company's policy.

In determining the remuneration of Chairman, CEO and Managing Director, Key Managerial Personnel and Senior Management, the Nomination and Remuneration Committee and the Board shall ensure/consider the following:

a) The balance between fixed and variable pay reflecting short and long-term performance objectives, appropriate to the working of the Company and its goals.

b) Alignment of remuneration of Key Managerial Personnel and Directors with long-term interests of the Company.

c) Company's performance vis-à-vis the annual achievement, individuals' performance vis-à-vis KRAs/KPIs.

d) Industry benchmark and current compensation trends in the market.

The Nomination and Remuneration Committee recommends the remuneration for the Chairman, CEO and Managing Director, Key Managerial Personnel and Senior Management to the Board of Directors. The payment of remuneration to the Executive Directors and Non-Executive Directors is approved by the Board and Members. There was no change to the remuneration policy during the financial year.

Details of remuneration to Directors

Details of remuneration paid to the Directors for the services rendered during the financial year 2025-26 are given below. No stock options were granted to any of the Independent Directors and Promoter Directors during the financial year 2025-26.

None of the Non-Executive Directors received remuneration exceeding 50% of the total annual remuneration paid to all Non-Executive Directors for the year ended March 31, 2026.

(₹ in Millions)

	Rishad A. Premji[(1)]	Srinivas Pallia*[(2)]	Azim H. Premji	Patrick J. Ennis*	Patrick Dupuis*	Deepak M. Satwalekar	Tulsi Naidu*	Päivi Rekonen*	N. S. Kannan
Salary	25.45	154.99	0	0	0	0	0	0	0
Allowances	37.71	0	0	0	0	0	0	0	0
Commission/Incentives/ Variable Pay	2.17	98.55	10	24.63	25.47	19.09	25.15	19.46	13.31
Other annual compensation	0.34	232.69	0	0	0	0	0	0	0
Retirals	6.87	10.18	0	0	0	0	0	0	0
Sitting fees	0	0	0.60	0.60	0.60	0.60	0.60	0.60	0.60
Total	**72.54**	**496.41**	**10.60**	**25.23**	**26.07**	**19.69**	**25.75**	**20.06**	**13.91**
Notice period	Up to 180 days	Up to 180 days	NA	NA	NA	NA	NA	NA	NA

*Figures mentioned in ₹ are equivalent to amounts paid in foreign currency, wherever applicable.

Figures in the above table are subject to rounding-off adjustments.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

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Notes:

1. Mr. Rishad A. Premji's remuneration comprises of a fixed pay and commission at the rate of 0.35% on the incremental consolidated net profits of the Company over the previous financial year. However, the incremental consolidated net profits for financial year 2025-26, reflected a comparatively moderate increase as against the previous year. Accordingly, during the year the fixed pay was fully paid, while commission was determined in line with the approved framework, the overall impact on his remuneration represents a decline compared to the financial year 2024-25. His fixed pay for FY 2025-26 amounted to ₹ 70.37 Million, and the commission (variable pay) was ₹ 2.17 Million.
2. Mr. Srinivas Pallia's remuneration comprises of fixed pay including Restricted Stock Units and variable pay including Performance Stock Units linked to the achievement of the Company's performance parameters; revenue and profitability. For Mr. Pallia, target fixed pay and variable pay ratio is 41.7% and 58.3% respectively. His actual fixed pay for financial year 2025-26 stood at ₹ 290.26 million, while the variable pay, linked to achievement of performance targets and including vesting of Performance Stock Units, was lower for the year and stood at ₹ 206.15 million.

   The remuneration of Mr. Srinivas Pallia is computed on an accrual basis and includes the amortisation of RSUs granted to him, which will vest over a period of time, and PSUs that will vest based on the Company's performance parameters. During the financial year 2025-26, Mr. Pallia was granted:

   a) 525,000 RSUs under the Wipro Employee Stock Option, Performance Stock Unit and Restricted Stock Unit Scheme 2024, effective May 3, 2025, to vest over a period of three years.

   b) 975,000 PSUs under the under the Wipro Employee Stock Option, Performance Stock Unit and Restricted Stock Unit Scheme 2024, effective May 3, 2025, to vest over a period of three years, subject to achievement of specified financial milestones. These milestones relate to revenue, EBIT and free cash flow, with weightages assigned at 40% each for revenue and EBIT, and 20% for free cash flow.

Terms of Employment Arrangements

Under the Companies Act, 2013, our shareholders must approve the salary, bonus, and benefits of all Executive Directors. Each of our Executive Directors has signed an agreement containing the terms and conditions of employment, including a monthly salary, performance bonus and benefits including vacation, medical reimbursement, and pension fund contributions. These agreements have varying terms, but either we or the Executive Director may generally terminate the agreement upon six months' notice to the other party.

The terms of our employment arrangements with Mr. Rishad A. Premji, Mr. Srinivas Pallia and Ms. Aparna Iyer provide for up to a 180 days' notice period in the event of resignation, and country-specific leave allowances in addition to statutory holidays, and an annual compensation review. Additionally, these officers are required to relocate as we may determine, and to comply with confidentiality provisions. Service contracts with our Executive Directors and Officers provide for our standard retirement benefits that consist of a pension and gratuity which are offered to all of our employees, but no other benefits upon termination of employment except as mentioned below.

Pursuant to the terms of the employment arrangement with Mr. Srinivas Pallia, if his employment is terminated by the Company, the Company is required to pay Mr. Srinivas Pallia, severance pay equivalent of 12 months' base salary.

We also indemnify our Directors and Officers for claims brought under any rule of law to the fullest extent permitted by applicable law.

Among other things, we agree to indemnify our Directors and Officers for certain expenses, judgments, fines, and settlement amounts incurred in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as our Director or Officer, and such other claims which are covered by the Directors and Officers liability insurance policy taken by the Company.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

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STATUTORY REPORTS AND FINANCIAL STATEMENTS | CORPORATE GOVERNANCE REPORT

Key information pertaining to Directors as on March 31, 2026, is given below:

Sl. No.	Name of the Director and Director Identification Number (DIN)	Relationship with Directors	Designation	Date of initial appointment[1]	Directorship in other Companies[2]	Chairmanship in Committees of Board of other Companies[3]	Membership in Committees of Board of other Companies[3]	Attendance at the last AGM held on July 16, 2025	No. of shares held as on March 31, 2026	Other listed Companies where the Director holds Directorship[2]
1.	Rishad A. Premji (DIN: 02983899)	Son of Azim H. Premji	Executive Director and Chairman	1-May-2015	7	-	-	Yes	13,537,782[4]	-
2.	Azim H. Premji (DIN: 00234280)	Father of Rishad A. Premji	Non-Executive, Non-Independent Director	1-Sep-1968	9	-	-	Yes	7,616,840,898[4,5]	-
3.	Srinivas Pallia (DIN: 10574442)	None	Chief Executive Officer and Managing Director	7-Apr-2024	-	-	-	Yes	200,000 350,370[6]	-
4.	Patrick J. Ennis (DIN: 07463299)	None	Independent Director	1-Apr-2016	-	-	-	Yes	-	-
5.	Patrick Dupuis (DIN: 07480046)	None	Independent Director	1-Apr-2016	-	-	-	Yes	-	-
6.	Deepak M. Satwalekar (DIN: 00009627)	None	Independent Director	1-Jul-2020	2	-	-	Yes	-	Home First Finance Company India Limited (Independent Director)
7.	Tulsi Naidu (DIN: 03017471)	None	Independent Director	1-Jul-2021	1	-	-	Yes	-	-
8.	Päivi Rekonen (DIN: 09669696)	None	Independent Director	1-Oct-2022	-	-	-	Yes	-	-
9.	N. S. Kannan (DIN: 00066009)	None	Independent Director	1-Oct-2023	3	2	-	Yes	-	-

[1] Dr. Patrick J. Ennis and Mr. Patrick Dupuis were re-appointed as Independent Directors of the Company for a second term of five (5) consecutive years with effect from April 1, 2021 to March 31, 2026. Upon completion of their tenure in accordance with Section 149(11) of the Companies Act, 2013, Dr. Patrick J. Ennis and Mr. Patrick Dupuis ceased to be Directors of the Company with effect from the close of business hours on March 31, 2026.

Mr. Deepak M. Satwalekar was re-appointed as an Independent Director of the Company for a second term of five (5) consecutive years, with effect from July 1, 2025 to June 30, 2030.

Ms. Tulsi Naidu was appointed as an Independent Director for a period of five (5) years from July 1, 2021 to June 30, 2026. She has been re-appointed as an Independent Director for a second term of five (5) consecutive years with effect from July 1, 2026 to June 30, 2031.

Ms. Päivi Rekonen was appointed as an Independent Director of the Company for a period of five (5) years with effect from October 1, 2022 to September 30, 2027.

Mr. N. S. Kannan was appointed as an Independent Director of the Company for a period of five (5) years with effect from October 1, 2023 to September 30, 2028.

[2] This does not include position in foreign companies or as an advisory board member but includes position in private companies and companies under Section 8 of the Companies Act, 2013. None of our Directors hold directorship in more than seven listed companies.

[3] In accordance with Regulation 26 of the Listing Regulations, Membership/Chairmanship of only Audit Committees and Stakeholders' Relationship Committees in all public limited companies have been considered.

167

[4] Includes equity shares held with immediate family members.

[5] Out of 7,616,840,898 equity shares held in the Company, Mr. Azim H. Premji disclaims the beneficial ownership of 680,385,966 equity shares held by Azim Premji Trust and 27,724,830 equity shares held by Azim Premji Philanthropic Initiatives Private Limited.

[6] Represents ADSs having equivalent underlying equity shares.

- None of the Independent Director(s) of the Company has resigned before the expiry of their tenure.
- Ms. Laura Marie Miller (DIN: 11546063) was appointed as an Independent Director for a term of five (5) years with effect from April 1, 2026, to March 31, 2031.

IV. Committees of Board

Our Board has constituted Committees to focus on specific areas and make informed decisions within the authority delegated to each of the Committees. Each Committee of the Board is guided by its Charter, which defines the scope, powers, and composition of the Committee. All decisions and recommendations of the Committees are placed before the Board for information or approval.

During the financial year, the Board has accepted all the recommendations of Committees on matters where such a recommendation is mandatorily required. There have been no instances where such recommendations have not been considered.

We have three Committees of the Board as of March 31, 2026. The details are provided below:

Constitution of the Committees		
Audit, Risk and Compliance Committee[1]	Nomination and Remuneration Committee[2] (It also acts as Corporate Social Responsibility Committee)	Administrative and Shareholders/Investors Grievance Committee (Stakeholders Relationship Committee)
Mr. Deepak M. Satwalekar (Chairperson)	Ms. Tulsi Naidu[3] (Chairperson)	Mr. Deepak M. Satwalekar (Chairperson)
Ms. Tulsi Naidu	Mr. Deepak M. Satwalekar	Mr. Rishad A. Premji
Mr. N. S. Kannan	Mr. Patrick Dupuis[4]	Dr. Patrick J. Ennis[4]
	Ms. Päivi Rekonen[5]	

● Chairperson ● Member

[1] Audit, Risk and Compliance Committee is also the Risk Management Committee.

[2] Nomination and Remuneration Committee also acts as Corporate Social Responsibility Committee.

[3] With effect from July 1, 2025, Ms. Tulsi Naidu was appointed as Chairperson of the Committee in place of Mr. Patrick Dupuis. Mr. Dupuis continued to serve as Member of the Committee.

[4] Dr. Patrick J. Ennis and Mr. Patrick Dupuis, Independent Directors, completed their term as Independent Directors of the Company with effect from the close of business hours on March 31, 2026.

[5] Ms. Päivi Rekonen was appointed as member of the Nomination and Remuneration Committee w.e.f. October 1, 2025.

- Ms. Päivi Rekonen was appointed as member of the Administrative and Shareholders/Investors Grievance Committee w.e.f. April 1, 2026.

Note: The Chairperson and Members of all the Committees were present at the 79th AGM of the Company held on July 16, 2025.

168 STATUTORY REPORTS AND FINANCIAL STATEMENTS CORPORATE GOVERNANCE REPORT

The terms of reference for each of the Committees of the Board as required under Schedule V of the Listing Regulations are provided below:

Audit, Risk and Compliance Committee

The Audit, Risk and Compliance Committee of our Board is constituted in line with the provisions of Regulation 18 and 21 of the Listing Regulations, Section 177 of the Companies Act, 2013 and Sections 303A.06 and 303A.07 of NYSE Listed Company Manual. It reviews, acts on and reports to our Board with respect to various auditing and accounting matters. This Committee is also the Risk Management Committee. The roles and responsibilities include overseeing:

a. Auditing and accounting matters, including recommending the appointment of our independent auditors to the shareholders;

b. To oversee the independence of the external auditors and review any disclosed relationships or services that may impact the objectivity and independence of the external auditors;

c. Integrity of the Company's financial statements and discussions with the independent auditors regarding the scope of the annual audits and fees to be paid to the independent auditors;

d. Performance of the Company's internal audit function, independent auditors and accounting practices;

e. Compliance with legal and statutory requirements;

f. Review and approval of related party transactions and functioning of whistle blower mechanism;

g. Implementation of the applicable provisions of the Sarbanes-Oxley Act, including review of the progress of internal control mechanisms to prepare for certification under Section 404 of the Sarbanes-Oxley Act;

h. Review of utilization of loans and advances from, and investment by, the Company in its subsidiaries;

i. Evaluation of internal financial controls, and monitoring and reviewing of the risk management plan and such other functions as the Board of Directors may deem fit;

j. Formulation and implementation of the risk management policy, including evaluating the adequacy of risk management and internal control systems;

k. Approval of appointment of Chief Financial Officer of the Company after assessing the qualifications, experience and background, including remuneration and terms of appointment of the candidate; and

l. Evaluation of risks related to cybersecurity and significant risk exposures of the Company and assessment of steps taken by management to mitigate the exposures in a timely manner (including business continuity and disaster recovery planning).

The detailed charter of the Committee is available on our website at https://www.wipro.com/investors/corporate-governance/charters/.

All members of our Audit, Risk and Compliance Committee are Independent Non-Executive Directors who are financially literate. The Chairman of our Audit, Risk and Compliance Committee has accounting and related financial management expertise.

Statutory Auditors as well as Internal Auditors have independent meetings with the Audit, Risk and Compliance Committee and also participate in the Audit, Risk and Compliance Committee meetings. Our Chief Financial Officer and other corporate officers make periodic presentations to the Audit, Risk and Compliance Committee on various issues.

The composition and attendance of Members at the meetings held during FY 2025-26, were as under:

Name of the Director	April 15, 2025	May 22, 2025[1]	July 16, 2025	October 15, 2025	January 15, 2026	Total Number of Meetings Held	Total Number of Meetings attended
Deepak M. Satwalekar	Yes	Yes	Yes	Yes	Yes	5	5
Tulsi Naidu	Yes	Yes	Yes	Yes	No	5	4
N. S. Kannan	Yes	Yes	Yes	Yes	Yes	5	5

[1]Meeting was held through video-conferencing.

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Nomination and Remuneration Committee

The Nomination and Remuneration Committee is constituted in line with the provisions of Regulation 19 of the Listing Regulations, Section 135 and 178 of the Companies Act, 2013 and Sections 303A.04 and 303A.05 of NYSE Listed Company Manual. It reviews, acts on and reports to our Board with respect to various nomination and remuneration matters. This Committee also acts as the Corporate Social Responsibility Committee.

The roles and responsibilities of the Committee include:

a) Determining the composition of the Board of Directors and the Committees of the Board;

b) Identifying persons who are qualified to become Directors, Key Managerial Personnel and who may be appointed as Senior Management in accordance with the criteria laid down and recommends to the Board their appointment and removal;

c) Formulating the criteria for determining qualifications, positive attributes, and independence of a Director;

d) Developing, periodically reviewing, and recommending to the Board a set of corporate governance guidelines;

e) Reviewing the Company's policies that relate to ESG matters;

f) Carrying out evaluation of the Board, its Committees and every Director's performance in accordance with established evaluation criteria;

g) Talent development, employee engagement and retention;

h) Formulating compensation policies, including for Whole-Time Directors, Key Personnel, Chairman of the Company, CEO, Key Management Personnel, Senior Management Personnel and other employees, in such a manner so as to attract and retain talent;

i) Ensuring orderly succession planning for Board members, Key Managerial Personnel, and Senior Management;

j) Formulating, adopting, administering, enforcing, and modifying the employee stock option schemes; and

k) Formulating and recommending to the Board a Corporate Social Responsibility (**"CSR"**) policy which shall indicate the activities to be undertaken by the Company.

The detailed charter of the Committee is available on our website at https://www.wipro.com/investors/corporate-governance/charters/.

Our Chief Human Resources Officer makes periodic presentations to the Nomination and Remuneration Committee on compensation reviews and performance linked compensation recommendations. All Members of the Nomination and Remuneration Committee are Independent Non-Executive Directors. The Nomination and Remuneration Committee is the apex body that oversees our CSR policy and programs.

The composition and attendance of Members at the meetings held during FY 2025-26, were as under:

Name of the Director	April 15, 2025	May 22, 2025[1]	July 16, 2025	October 15, 2025	January 15, 2026[1]	Total Number of Meetings Held	Total Number of Meetings attended
Tulsi Naidu[2]	Yes	No	Yes	Yes	Yes	5	4
Deepak M. Satwalekar	Yes	Yes	Yes	Yes	Yes	5	5
Patrick Dupuis[3]	Yes	Yes	Yes	Yes	Yes	5	5
Päivi Rekonen[4]	NA	NA	NA	Yes	Yes	5	2

[1]Meeting was held through video-conferencing.

[2]With effect from July 1, 2025, Ms. Tulsi Naidu was appointed as Chairperson of the Committee in place of Mr. Patrick Dupuis. Mr. Dupuis continued to serve as Member of the Committee.

[3]Mr. Patrick Dupuis ceased to be Director of the Company with effect from the close of business hours on March 31, 2026.

[4]Ms. Päivi Rekonen was appointed as Member of the Committee, w.e.f. October 1, 2025. Since her appointment, two Committee meetings were held.

170 STATUTORY REPORTS AND FINANCIAL STATEMENTS CORPORATE GOVERNANCE REPORT

Administrative and Shareholders/ Investors Grievance Committee (Stakeholders Relationship Committee)

The Administrative and Shareholders/Investors Grievance Committee carries out the role of Stakeholders Relationship Committee in compliance with Section 178 of the Companies Act, 2013 and Regulation 20 of the Listing Regulations.

The Administrative and Shareholders/Investors Grievance Committee reviews, acts on and reports to our Board with respect to various matters relating to stakeholders. The roles and responsibilities include:

a) Redressal of grievances of the shareholders of the Company pertaining to transfer or transmission of shares, non-receipt of annual report and declared dividends, issue of new or duplicate share certificates, and grievances pertaining to corporate actions;

b) Approving consolidation, split or sub-division of share certificates, transmission of shares, issue of duplicate share certificates, re-materialization of shares;

c) Reviewing the grievance redressal mechanism implemented by the Company in coordination with Company's Registrar and Transfer Agent (**"RTA"**) from time to time;

d) Reviewing the measures taken by the Company for effective exercise of voting rights by shareholders;

e) Implementing and overseeing the procedures and processes in handling and maintenance of records, transfer of securities and payment of dividend by the Company, RTA, and dividend processing bank;

f) Reviewing the various measures and initiatives taken by the Company for reducing the quantum of unclaimed dividends and ensuring timely receipt of dividend warrants, annual reports, and statutory notices by the shareholders of the Company;

g) Overseeing administrative matters like opening and closure of Company's bank accounts, grant, and revocation of general, specific, and banking powers of attorney; and

h) Considering and approving allotment of equity shares pursuant to exercise of stock options, setting up branch offices and other administrative matters as delegated by the Board, from time to time.

The detailed charter of the Committee is available on our website at https://www.wipro.com/investors/corporate-governance/charters/.

Mr. M. Sanaulla Khan, Company Secretary, is our Compliance Officer under the Listing Regulations.

The composition and attendance of Members at the meetings held during FY 2025-26, were as under:

Name of the Director	April 16, 2025	July 16, 2025	October 15, 2025	January 15, 2026	Total Number of Meetings Held	Total Number of Meetings attended
Deepak M. Satwalekar	Yes	Yes	Yes	Yes	4	4
Patrick J. Ennis[1]	Yes	Yes	Yes	Yes	4	4
Rishad A. Premji	Yes	Yes	Yes	Yes	4	4

[1]Dr. Patrick J. Ennis ceased to be Director of the Company with effect from the close of business hours on March 31, 2026.

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Status report of investor queries and complaints for the period from April 1, 2025 to March 31, 2026 is given below:

Sl. No.	Particulars	No. of Complaints
1.	Investor complaints pending at the beginning of the year	5
2.	Investor complaints received during the year	994[1]
3.	Investor complaints disposed of during the year	997
4.	Investor complaints remaining unresolved at the end of the year	2[2]

[1]Out of the 994 complaints received, 553 were investor requests regarding annual report and bonus issue related clarifications.

[2]These queries were received between March 28, 2026 to March 31, 2026 and subsequently responded by April 6, 2026.

Apart from these queries/complaints, there are pending cases relating to dispute over title to shares in which, in certain cases, the Company has been made a party. However, these cases are not material in nature.

IV. Particulars of Senior Management

The particulars of senior management as per Regulation 16(1)(d) of the Listing Regulations including the changes during the financial year 2025-26 are as follows:

Name of Senior Management Personnel (SMP)	Designation	Effective Date of change during FY 2025-26
Srinivas Pallia	Chief Executive Officer and Managing Director	-
Aparna Iyer	Senior Vice President and Chief Financial Officer	-
M. Sanaulla Khan	Senior Vice President and Company Secretary	-
Saurabh Govil	President and Chief Human Resources Officer	-
Nagendra P Bandaru*	President and Managing Partner of Technology Services Global Business Lines (GBLs)	-
Suzanne Dann**	Chief Executive Officer, Americas 2	-
Malay Joshi	Chief Executive Officer, Americas 1	-
Sanjeev Jain	Chief Operating Officer	-
Jasjit Singh Kang	Managing Partner and Global Head – Business Process Services	April 1, 2025
Omkar Nisal	Chief Executive Officer, Europe	-
Srikumar Rao	Managing Partner and Global Head - Engineering	-
Vinay Firake	Chief Executive Officer, APMEA	-
Amit Kumar	Managing Partner and Global Head, Wipro Consulting	-
Hari Shetty	Chief Strategist and Technology Officer	-
Tejal Patil	Senior Vice President and General Counsel	-
Raghuraman Ranganathan	Chief Risk & Assurance Officer	-
Pavan N Rao	Head of Internal Audit	-

Notes:

*Mr. Nagendra Bandaru was appointed as Chief Executive Officer – AI-Native Business & Platforms Unit, with effect from April 1, 2026. Mr. Kanwar Singh assumed charge as President and Managing Partner – Technology Services GBLs, with effect from April 1, 2026.

**Ms. Suzanne Dann ceased to be Chief Executive Officer, Americas 2 with effect from the close of business hours of May 3, 2026.

The following employee ceased to be designated as Senior Management Personnel during FY 2025-26:

1. Mr. Jo Debecker, Managing Partner and Global Head- Wipro FullStride Cloud, resigned with effect from close of business hours of April 4, 2025.

172 STATUTORY REPORTS AND FINANCIAL STATEMENTS CORPORATE GOVERNANCE REPORT

V. Governance Through Management Process

Code of Business Conduct

In the year 1983, we articulated 'Wipro Beliefs' consisting of six statements. At the core of beliefs was integrity, articulated as "individual and company relationship should be governed by the highest standard of conduct and integrity".

Over the years, this articulation has evolved in form but remained constant in substance. Today, we articulate it as Code of Business Conduct. At Wipro, the Board and all employees have a responsibility to understand and follow the Code of Business Conduct. All employees are expected to perform their work with honesty and integrity.

Wipro's Code of Business Conduct reflects general principles to guide employees in making ethical decisions. This Code is also applicable to our representatives. This Code outlines fundamental ethical considerations as well as specific considerations that need to be maintained for professional conduct.

This Code has been displayed on the Company's website at https://www.wipro.com/content/dam/nexus/en/investor/corporate-governance/policies-and-guidelines/ethical-guidelines/code-of-business-conduct-and-ethics.pdf.

Internal Audit

The Company has a robust Internal Audit function which has been in place for last 4 decades with the stated vision "to be amongst the best-in-class Internal Audit function globally". In pursuit of this vision, the function provides independent objective assurance and consulting services designed to add value and improve the organization's operations by:

a) Assurance Reviews
b) Operational Reviews
c) Special Assignments
d) Anti-fraud reviews
e) Limited Reviews
f) Cyber Defense & Technology Audit

The internal audit function is guided by its charter, as approved by the Audit, Risk and Compliance Committee and is available on the Company's website at https://www.wipro.com/content/dam/nexus/en/investor/corporate-governance/charters/charters-of-the-committees/internal-audit-charter.pdf. The internal audit function formulates an annual risk-based audit plan based on consultations and inputs from the senior management and presents it to the Audit, Risk and Compliance Committee for approval. Findings of various audits carried out during the financial year are also periodically presented to the Audit, Risk and Compliance Committee. The internal audit function adopts a risk-based audit approach and covers core areas such as regulatory compliance, financial audits, technology audits, third party risk audits, etc.

The internal audit team comprises of personnel with professional qualifications, expertise and certifications in audit and is rich in diversity. The audit team hones its skills through a robust knowledge management program to continuously assimilate the latest trends and skills in the domain and to retain the knowledge gained for future reference and dissemination. The internal audit team confirms its independence across all its staff.

The Head of Internal Audit reports to the Chairman of the Audit, Risk and Compliance Committee and administratively to the Chief Risk & Assurance Officer. The Head of Internal Audit has regular and exclusive meetings with the Audit, Risk and Compliance Committee.

The function, which was the first Indian Internal audit unit to get ISO certified in 1998 was also an early adopter of the new ISO 9001:2015 version. ISO certification is annually renewed through a review by external accreditation body (DNV). Internal Audit function is in conformance with the Global Internal Audit Standards issued by International Institute of Internal Auditors (**"IIA"**) and adheres to the highest standards under its Quality Assurance & Improvement Program (**"QAIP"**). The conformance has been reviewed by external firm (KPMG) since financial year 2019-20 & latest review of conformance was concluded in the financial year 2025-26.

Disclosure Policy

In line with requirements under Regulation 30 of the Listing Regulations, the Company has framed a policy on disclosure of material events and information, which

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is available on our website at https://www.wipro.com/content/dam/nexus/en/investor/corporate-governance/policies-and-guidelines/ethical-guidelines/12770-Disclosure-Policy.pdf. The objective of this policy is to have uniform disclosure practices and ensure timely, adequate, and accurate disclosure of information on an ongoing basis. The Company has constituted a Disclosure Committee consisting of senior officials, which approves disclosures required to be made by the Company. Parity in disclosures is maintained through simultaneous disclosure on the National Stock Exchange of India Limited, the BSE Limited, the New York Stock Exchange and the Singapore Exchange Limited.

Policy for Preservation of Documents

Pursuant to the requirements under Regulation 9 of the Listing Regulations, the Board has formulated and approved a Document Retention Policy prescribing the manner of retaining the Company's documents and the time period up to which certain documents are to be retained. The policy applies to all departments of the organization that handle the prescribed categories of documents.

This Policy has been displayed on the Company's website at https://www.wipro.com/content/dam/nexus/en/investor/corporate-governance/policies-and-guidelines/ethical-guidelines/12770-Document-Retention-Policy.pdf.

Other Policies

The Company has adopted an Ombuds policy (vigil mechanism), a policy for prevention, prohibition & redressal of sexual harassment of women at workplace, as well as a code of conduct to regulate, monitor and report insider trading. Details of these policies and disclosures in relation to the Sexual Harassment of Women at Workplace are provided as part of the Board's report.

VI. Disclosures

Disclosure of Materially Significant Related Party Transactions

All related party transactions entered during the financial year were at an arm's length basis and in the ordinary course of business. There are no materially significant related party transactions made by the Company with Promoters, Directors, Key Managerial Personnel, or other designated persons which may have a potential conflict with the interest of the Company at large.

As required under Regulation 23 of the Listing Regulations, the Company has adopted a policy on Related Party Transactions. The policy on Related Party Transactions is available on the Company's website at https://www.wipro.com/content/dam/nexus/en/investor/corporate-governance/policies-and-guidelines/ethical-guidelines/Policy-for-related-party-transactions.pdf.

Apart from receiving Director's remuneration, none of the Directors have any pecuniary relationships or transactions vis-à-vis the Company. During the financial year 2025-26, no material transactions were entered by the Company with the Management or their relatives that may have a potential conflict of interest with the Company and the concerned officials have given undertakings to that effect as per the provisions of the Listing Regulations.

The Register of Contracts/arrangement in which directors are interested under Section 189 of the Companies Act, 2013 is maintained and particulars of the transactions have been entered in the Register, as applicable.

Performance Criteria for Vesting of Performance Stock Units (PSU)

The Company grants Stock Options to eligible leaders under the Wipro Employee Stock Option, Performance Stock Unit and Restricted Stock Unit Scheme 2024. The grant consists of Restricted Stock Units (RSUs) and Performance Stock Units (PSUs).

The stock units granted under the Scheme vest in tranches with the first tranche vesting after a minimum period of 1 (one) year from the date of grant. All subsequent tranches for the vesting shall take place after an interval of 1 (one) year from the previous tranche.

Vesting schedule is typically spread for a period of up to 3 years for both RSUs and PSUs. Vesting of PSUs is linked to cumulative financial performance and other parameters.

174 STATUTORY REPORTS AND FINANCIAL STATEMENTS CORPORATE GOVERNANCE REPORT

The Nomination and Remuneration Committee lays down certain performance metrics on the achievement of which performance-based RSUs would vest which have been explained below:

	Absolute Revenue Achievement	Absolute EBIT Achievement	Free Cash Flow Achievement
Weightage	40%	40%	20%
Maximum vesting		150%	
On Plan Vesting		100%	
Minimum vesting		50%	
Below Threshold Vesting		0%	

Subsidiary Monitoring Framework

All the subsidiary companies of the Company are managed by their Boards having the rights and obligations to manage these companies in the best interest of respective stakeholders. The Company nominates its representatives on the Board of subsidiary companies and monitors performance of such companies, inter alia, by:

a. Reviewing financial statements, investments, inter-corporate loans/advances made by the unlisted subsidiary companies, statement containing all significant transactions and arrangements entered by the unlisted subsidiary companies forming part of the financials.

b. Minutes of the meetings and circular resolutions of the unlisted subsidiary companies, if any, are placed before the Company's Board regularly.

c. Providing necessary guarantees, letter of comfort and other support for their day-to-day operations, from time-to-time.

As required under Regulation 16(1)(c) and 24 of the Listing Regulations, the Company has adopted a policy for determining material subsidiary and the said policy is available on the Company's website at https://www.wipro.com/content/dam/nexus/en/investor/corporate-governance/policies-and-guidelines/ethical-guidelines/Policy-for-related-party-transactions.pdf.

In terms of the Company's Policy on determining material subsidiary, during the financial year ended March 31, 2026, Wipro, LLC was determined as a material subsidiary whose net worth exceeded 10% of the consolidated net worth of the Company in the immediately preceding financial year.

Wipro, LLC was incorporated on July 7, 1998, in the State of Delaware, United States of America. As local audit is not applicable, no auditors are appointed. Deloitte Haskins & Sells LLP, Chartered Accountants (Registration No. 117366W/W-100018) conduct audit under the Indian Accounting Standard (Ind AS).

Details of non-compliance by the Company, penalties, and strictures imposed on the Company by Stock Exchanges or SEBI or any statutory authority, on any matter related to capital markets, during the last three years

The Company has complied with all the requirements of the Stock Exchanges and SEBI on matters related to Capital Markets, as applicable, during the last three years. No penalties or strictures have been imposed on the Company.

Whistle Blower Policy and affirmation that no personnel have been denied access to the Audit, Risk & Compliance Committee

As mentioned earlier in this report, the Company has adopted an Ombuds process which is a channel for receiving and redressing complaints.

No personnel in the Company have been denied access to the Audit, Risk and Compliance Committee or its Chairman.

Mechanism followed under the Ombuds process has been displayed on the Company's intranet and website at https://www.wipro.com/investors/corporate-governance/policies-and-guidelines/#WiprosOmbuds

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Process. All complaints received through Ombuds process and investigative findings are reviewed and approved by the Chief Ethics Officer or designate. All employees and stakeholders can also register their concerns either by post/courier to the Company's registered office or by sending an email to ombuds.person@wipro.com or through web-based portal at www.wiproombuds.com.

Transfer to Investor Education and Protection Fund Authority (IEPF)

Pursuant to the provisions of Section 124 of the Companies Act, 2013 and IEPF rules, during the financial year 2025-26, the Company transferred unclaimed dividends amounting to ₹2,638,784 for the financial year 2018-19, sale proceeds of fractional shares from the issuance of bonus shares for 2018-19 totaling ₹ 865,269, and a total of 153,511 equity shares, on which dividends remained unclaimed for seven consecutive years, to the IEPF Authority. No claim shall lie against the Company in respect of unclaimed dividend amount and equity shares transferred to the IEPF.

Pursuant to the Ministry of Corporate Affairs (**"MCA"**) notification dated September 9, 2024, the Company has procured the prescribed special contingency insurance policy towards the risk arising out of claims filed by investors in respect of e-verification report submitted by the Company.

The Company has appointed a Nodal Officer and Deputy Nodal Officer under the provisions of IEPF, the details of which are available on the website of the Company at https://www.wipro.com/investors/investor-contacts/.

In alignment with the Saksham Niveshak – 100 day national campaign launched by the Investor Education and Protection Fund Authority (**"IEPFA"**) under the Ministry of Corporate Affairs, the Company undertook targeted investor outreach measures to enhance awareness and facilitate timely KYC updation to strengthen investor engagement, transparency, and compliance with regulatory requirements.

As part of this initiative, the Company published a newspaper advertisement to ensure wider dissemination of information, hosted a detailed notice in the Investor FAQ section of its website providing step-by-step guidance for shareholders, and leveraged social media platforms to extend reach and engagement. Through these focused initiatives, the Company effectively supported the objectives of the IEPFA campaign, reinforced transparent investor communication, and enabled shareholders to take timely action. The Company continues to proactively engage with its investor base and facilitate KYC updation, with the objective of minimising the transfer of unpaid or unclaimed dividends to the IEPF and safeguarding shareholder interests.

For the detailed procedure on how shareholders can claim the unclaimed dividend amount and the underlying equity shares transferred to IEPF, please refer to https://www.wipro.com/investors/details-of-shares-transferred-to-iepf-account/.

Disclosures with respect to demat suspense account/unclaimed suspense account (Unclaimed Shares)

Regulation 39(4) of the Listing Regulations read with Schedule VI provides the manner of dealing with the shares issued pursuant to a public issue or any other issue and which remain unclaimed with the Company. The Company maintains the details of shareholding of each individual shareholder whose shares are transferred to the Unclaimed Suspense Account.

When a claim from a shareholder is received by the Company, the shares lying in the Unclaimed Suspense Account are transferred after due verification of documents submitted by the shareholder. In case shares are lying unclaimed with the Company, shareholders are requested to claim the same on submission of necessary documents to the Company/RTA. For more details on the process and other information refer to the FAQ section on the Company's website at https://www.wipro.com/investors/faqs/.

Further, the shares in respect of which dividend entitlements remained unclaimed for seven (7) consecutive years are transferred from the Unclaimed Suspense Account to IEPFA in accordance with Section 124(6) of the Companies Act, 2013 and rules made thereunder.

SEBI, vide its circular dated January 25, 2022, mandated that the Company/RTA shall verify and process the investor service requests and thereafter issue a Letter of Confirmation (**"LOC"**) in lieu of physical share certificate(s). The LOC shall be valid for a period of one hundred twenty days from the date of issuance within which the Member/Claimant shall make a request to the Depository Participant for dematerialising the said shares. In case, the demat request is not submitted within the aforesaid period, the shares shall be credited to the Company's Suspense Escrow Demat Account. As on March 31, 2026, there are no shares lying in the Company's Suspense Escrow Demat Account.

176 STATUTORY REPORTS AND FINANCIAL STATEMENTS CORPORATE GOVERNANCE REPORT

The disclosure as required under Schedule V of the Listing Regulations is given below for the financial year 2025-26:

Sl. No.	Particulars	No. of shareholders	No. of shares
1	Aggregate number of shareholders and the outstanding shares in the suspense account lying at the beginning of the year	394	4,927,111
2	Number of shareholders who approached the Company for transfer of shares from suspense account during the year	15	491,763
3	Number of shareholders to whom shares were transferred from suspense account during the year	15	491,763
4	Number of shares in respect of which dividend entitlements remained unclaimed for seven consecutive years and transferred from the Unclaimed Suspense Account to the IEPF	1	2
5	Aggregate number of shareholders and the outstanding shares in the suspense account lying at the end of the year	378	4,435,346*

*Voting rights on the shares shall remain frozen till the rightful owner of such shares claims the same.

Fees Paid to Statutory Auditors

The details of total fees for all services paid by the Company and its subsidiaries, on a consolidated basis, to the statutory auditors and all the entities in the network firm/network entity of which the statutory auditor is a part, are as follows:

(₹ in Millions)

Type of Service	FY 2025-26	FY 2024-25
Audit Fees	163	147
Tax Fees	50	48
Others	39	28
Total	**252**	**223**

Shareholder Information

Various shareholder information required to be disclosed pursuant to Schedule V of the Listing Regulations are provided in Annexure I to this report. The shareholders can also refer to the section on grievance redressal mechanism and the escalation matrix available on the website of the Company at https://www.wipro.com/content/dam/nexus/en/investor/grievance-redressal-and-escalation-matrix/shareholder-grievance-redressal-and-escalation-framework.pdf.

Disclosure of certain types of agreements binding listed entities

There are no agreements that require disclosure under clause 5A of paragraph A of Part A of Schedule III of the Listing Regulations.

Compliance with Corporate Governance Requirements

The Company has complied with all the mandatory corporate governance requirements under the Listing Regulations. Specifically, the Company confirms compliance with corporate governance requirements specified in Regulation 17 to 27 read with Schedule V and Regulation 46 of the Listing Regulations, as applicable, with regard to corporate governance.

Being a Foreign Private Issuer (FPI) for the purposes of American Depositary Shares, we are permitted to follow home country practices in lieu of the provisions of Section 303A of the NYSE Listed Company Manual, except that we are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c) of the NYSE Listed Company Manual. With regard to Section 303A.11 of the NYSE Listed Company Manual, although the Company's

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home country standards on corporate governance may differ from the NYSE listing standards, the Company's actual corporate governance policies and practices are generally in compliance with the NYSE Listed Company Manual applicable to FPIs.

Certificates from Practicing Company Secretary

The certificate dated May 25, 2026, issued by Mr. V. Sreedharan, Partner, V. Sreedharan & Associates, Practicing Company Secretaries, is given at **page 185** of this Annual Report in compliance with corporate governance norms prescribed under the Listing Regulations.

The Company has received certificate dated June 2, 2026, from Mr. V. Sreedharan, Partner, V. Sreedharan & Associates, Practicing Company Secretaries, confirming that none of the Directors of the Company have been debarred or disqualified from being appointed or continuing as Director of companies pursuant to an order by SEBI/MCA or any such authority.

The certificate is given at **page 186 to 187** to of this Annual Report.

VII. Compliance Report on Discretionary Requirements under Regulation 27(1) of the Listing Regulations

The Board

As per Para A of Part E of Schedule II of the Listing Regulations, a Non-Executive Chairman of the Board may be entitled to maintain a Chairman's Office at the Company's expense and allowed reimbursement of expenses incurred in performance of his duties. The Chairman of the Company is an Executive Director and hence this provision is not applicable to us.

Shareholders' Rights

Considering the dynamic shareholder demography and trading on the stock exchanges, as a prudent measure, we display our quarterly and half yearly results on our website https://www.wipro.com/ and also publish our results in widely circulated newspapers. The Shareholders' rights along with the escalation matrix for handling grievances is available on the Company's website at https://www.wipro.com/content/dam/nexus/en/investor/grievance-redressal-and-escalation-matrix/shareholder-grievance-redressal-and-escalation-framework.pdf.

Modified opinion(s) in audit report

The Statutory Auditors have issued an unmodified opinion on the financial statements of the Company.

Independent Directors

The Independent Directors meet exclusively among themselves every quarter. They also meet the Chairman, Chief Executive Officer and Managing Director, Chief Financial Officer and other functional and business heads every quarter to understand and review the industry landscape, various technological innovations and general market trends.

NYSE Corporate Governance Listing Standards

The Company has made necessary disclosures in compliance with the NYSE Listing Standards and NYSE Listed Company Manual on its website at https://www.wipro.com/investors/corporate-governance/corporate-governance-reports/.

Rishad A. Premji
Chairman
(DIN: 02983899)

Bengaluru
June 2, 2026

178 STATUTORY REPORTS AND FINANCIAL STATEMENTS CORPORATE GOVERNANCE REPORT Declaration as Required Under Regulation 34(3) and Schedule V of the Listing Regulations All Directors and Senior Management Personnel of the Company have affirmed compliance with Wipro’s Code of Business Conduct for the financial year ended March 31, 2026. Rishad A. Premji Chairman (DIN: 02983899) Srinivas Pallia Bengaluru Chief Executive Officer and Managing Director June 2, 2026 (DIN: 10574442) - 26 2025 REPORT ANNUAL INTEGRATED WIPRO

179 ANNEXURE I SHAREHOLDER INFORMATION Annual General Meeting Wednesday, Video Conferencing (“VC”) July 15, 2026 at 9 AM IST Instructions for attending AGM/E-voting: Refer Notice of the 80th Annual General Meeting Annual General Meetings of the last three years and Special Resolutions, if any: Financial Year Date and Time Venue Special resolutions passed 2022-23 July 12, 2023 at Meeting held -9:30 AM through VC 2023-24 July 18, 2024 Meeting held 1. Re-appointment of Mr. Azim H. Premji (DIN: 00234280) as a at 9 AM through VC Non-Executive, Non-Independent Director of the Company. 2. Approval of the Wipro Limited Employee Stock Options, Performance Stock Unit and/or Restricted Stock Unit Scheme 2024 (“2024 Scheme”) for grant of employee stock options, performance stock units and/or restricted stock units to the eligible employees under the 2024 Scheme. 3. Approval of Wipro Limited Employee Stock Options, Performance Stock Unit and/or Restricted Stock Unit Scheme 2024 (“2024 Scheme”) for grant of employee stock options, performance stock units and/or restricted stock units to the eligible employees of group company(ies) of the Company. 2024-25 July 16, 2025 Meeting held -at 9 AM through VC Details of resolutions passed through postal ballot during financial Year 2025-26 and details of the voting pattern During the financial year 2025-26, no resolution was proposed for approval of the members by way of Postal Ballot. Means of Communication with Shareholders/Analysts We have established procedures to disseminate, in a planned manner, relevant information to our shareholders, analysts, employees and the society at large. Our Audit, Risk and Compliance Committee reviews the earnings press releases, Form 20-F, Securities Exchange Commission (“SEC”) filings and annual and quarterly reports of the Company, before they are presented to the Board for their approval for release. We engage with our investor community through our investor relations team on a regular basis. Further, the details of the means of communication with shareholders/analysts are given below: News Releases and All our news releases and presentations made at investor conferences and to analysts are posted on the Company’s Presentations website at https://www.wipro.com/investors. Quarterly results Our quarterly results are published in widely circulated national newspapers such as Financial Express and the local daily Kannada Prabha. Website The Company’s website contains a dedicated section for Investors (https://www.wipro.com/investors), where annual reports, earnings press releases, stock exchange filings, quarterly reports, and corporate governance policies are available, apart from the details about the Company, Board of Directors, and Management. Annual Report Annual Report containing audited standalone accounts, consolidated financial statements together with Board’s Report, Business Responsibility and Sustainability Report, Corporate Governance Report, Management Discussion and Analysis Report, Auditors Report and other important information are circulated to the Members entitled thereto through permitted mode(s). Other Disclosures/ Our Form 20-F filed with SEC containing detailed disclosures, along with other disclosures including Press Filings Releases etc. are available at https://www.wipro.com/investors/annual-reports/.

180 STATUTORY REPORTS AND FINANCIAL STATEMENTS CORPORATE GOVERNANCE REPORT Communication of Results: Means of Communications Number of times during 2025-26 Earnings Calls 4 Publication of results 4 Analysts/Investors Meetings/Analyst Day Details are provided in the MD & A Report forming part of this Annual Report. Dividend for FY 2025-26 Pursuant to the approval of the Board on July 17, 2025, the Company had declared an interim dividend of H 5 per equity share of face value of H 2 each, to shareholders whose names were appearing in the register of members as on July 28, 2025, being the record date fixed for this purpose. The dividend was paid on August 8, 2025. Further, the Board, on January 16, 2026, had declared an interim dividend of H 6 per equity share of face value of H 2 each, to shareholders whose names were appearing in the register of members as on January 27, 2026, being the record date fixed for this purpose. The dividend was paid on February 9, 2026. The Board has recommended the adoption of the aggregate interim dividend of H11 per equity share (H 5 declared in July 2025 and H 6 declared in January 2026) as the final dividend for the financial year ended March 31, 2026, subject to approval by the shareholders at the 80th AGM. Bonus Shares The Company did not undertake any bonus issue during the financial year 2025-26. Financial Calendar The financial year of the Company starts from the 1st day of April and ends on 31st day of March of the next year. Our tentative calendar for declaration of results for the financial year 2026-27 are as given below. In addition, the Board may meet on other dates as and when required. Quarter Ending Release of Results For the Quarter ending June 30, 2026 Third week of July 2026 For the Quarter and half year ending September 30, 2026 Third week of October 2026 For the Quarter and nine months ending December 31, 2026 Third week of January 2027 For the year ending March 31, 2027 Third week of April 2027 - 26 The Company generally closes its trading window for declaration of financial results from the 16th of the quarter closure 2025 month until 48 hours after declaration of financial results. REPORT Corporate Information ANNUAL a) Corporate Identity Number (CIN): L32102KA1945PLC020800 b) Company Registration Number: 20800 INTEGRATED c) International Securities Identification Number (ISIN): INE075A01022 d) CUSIP Number for Wipro American Depositary Shares: 97651M109 WIPRO

181

e) Details of exchanges where Company's shares are listed as of March 31, 2026:

Equity shares	Stock Codes	Address
BSE Limited (BSE)	507685	25th floor, Phiroze Jeejeebhoy Towers, Dalal Street, Fort, Mumbai - 400 001, India
National Stock Exchange of India Limited (NSE)	WIPRO	Exchange Plaza, C-1, Block G, Bandra Kurla Complex, Bandra (E), Mumbai – 400 051, India
American Depositary Receipts		
New York Stock Exchange (NYSE)	WIT	11 Wall St, New York, NY 10005, United States of America

Notes:

1. Listing fees for the year 2026-27 have been paid to the Indian Stock Exchanges as on date of this report.
2. Listing fees to NYSE for the calendar year 2026 has been paid as on date of this report.
3. The stock code on Reuters is WIPR.NS and on Bloomberg is WPRO:IN

Distribution of Shareholding as on:

Category (No. of Shares)	March 31, 2026				March 31, 2025			
	No. of Shareholders	% of Shareholders	No. of Shares	% of Total Equity	No. of Shareholders	% of Shareholders	No. of Shares	% of Total Equity
1-5000	2,593,811	99.64	328,270,062	3.13	2,422,403	99.64	292,177,357	2.79
5001- 10000	4,417	0.17	30,982,541	0.30	3,949	0.16	27,680,452	0.26
10001- 20000	1,974	0.08	28,204,576	0.27	1,850	0.08	26,547,555	0.25
20001- 30000	720	0.03	17,935,251	0.17	690	0.03	17,110,413	0.16
30001- 40000	375	0.01	13,022,553	0.12	359	0.01	12,479,388	0.12
40001- 50000	226	0.01	10,145,659	0.10	262	0.01	11,841,259	0.11
50001- 100000	546	0.02	38,122,853	0.36	538	0.02	37,616,776	0.36
100001 & Above	1,075	0.04	10,021,728,963	95.55	1,132	0.05	10,046,682,849	95.95
Total	2,603,144	100.00	10,488,412,458	100.00	2,431,183	100.00	10,472,136,049	100.00

Category of Equity Shareholding as on:

Category	Number of equity shares held as on March 31, 2026	Percentage of Holding	Number of equity shares held as on March 31, 2025	Percentage of Holding
Promoters and Promoter Group	7,616,840,898	72.62	7,616,840,898	72.73
Foreign Portfolio Investors	872,436,515	8.32	874,807,516	8.35
Insurance Companies	323,745,579	3.09	319,599,713	3.05
Mutual Fund	451,725,657	4.31	427,088,438	4.08
Resident Individuals	692,701,423	6.6	685,415,439	6.54
Others	530,962,386	5.06	548,384,045	5.25
Total	10,488,412,458	100.00	10,472,136,049	100.00

182 STATUTORY REPORTS AND FINANCIAL STATEMENTS CORPORATE GOVERNANCE REPORT

Top Ten Equity Shareholders of the Company (Excluding Promoters & Promoter Group)

Sl. No.	Name of the shareholders*	Number of equity shares held	Percentage of holding
1	Life Insurance Corporation of India	280,158,134	2.67
2	JP Morgan Chase Bank, NA	259,686,662	2.48
3	ICICI Prudential Technology Fund	161,485,400	1.54
4	SBI Nifty 50 ETF	81,678,919	0.78
5	ALCO Company Private Limited	70,177,000	0.67
6	Government Pension Fund Global	51,305,671	0.49
7	Tata Digital India Fund	44,037,234	0.42
8	Kotak Midcap Fund	36,890,458	0.35
9	Vanguard Emerging Markets Stock Index Fund, A Series	33,118,654	0.32
10	Vanguard Total International Stock Index Fund	29,797,110	0.28

*Shareholding is consolidated based on Permanent Account Number of the shareholders.

Other Disclosures

Description of Voting Rights	All our equity shares carry voting rights on a pari-passu basis.
Dematerialisation of Shares and Liquidity	99.96% of outstanding equity shares have been dematerialized as of March 31, 2026.
Outstanding ADR/GDR/Warrants or any other Convertible instruments, Conversion Date and Likely Impact on Equity	The Company has 2.48% of outstanding ADRs as on March 31, 2026.
Commodity Price Risk or Foreign Exchange Risk and Hedging Activities	The Company had no exposure to commodity risks for the financial year 2025-26. For Foreign exchange risk and hedging activities, please refer Management Discussion and Analysis Report for details.
Credit Ratings	During the financial year 2025-26, the ratings committee of ICRA has reaffirmed the long-term rating for lines of credit of Wipro Limited at [ICRA] AAA. The Outlook on the long term rating is stable. The ratings committee of ICRA has also reaffirmed the short-term rating for lines of credit of Wipro Limited at [ICRA] A1+. Fitch Ratings has assigned Long-term foreign and local currency Issuer Default Ratings (IDR) and foreign currency senior unsecured rating of A-. Standard & Poor has also assigned a rating of A-. The outlook is stable.
Plant Locations	The Company has various offices in India and abroad. Details of these locations as on March 31, 2026, are available on our website www.wipro.com.
Details of utilization of funds raised through preferential allotment or qualified institutions placement as specified under Regulation 32 (7A) of the Listing Regulations	During the financial year 2025-26, no funds were raised through preferential allotment or Qualified Institutional Placement as per the Regulation 32(7A) of the Listing Regulations.
Loans and advances in the nature of loans to firms/companies in which directors are interested by name and amount	During the financial year, the Company has not provided any loans and advances in the nature of loans to firms/companies in which Directors are interested.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

183

Registrar and Share Transfer Agent

Company's share transfer and related activities are operated through its Registrar and Share Transfer Agent: KFin Technologies Limited. The details of the Share Transfer Agent are provided under the section 'Investor Queries and Grievances Redressal'. The same is also available on the Company's website at https://www.wipro.com/investors/investor-contacts/.

Share Transfer System

In accordance with the proviso to Regulation 40(1) of the Listing Regulations, effective from April 1, 2019, transfers of shares of the Company shall not be processed unless the shares are held in the dematerialized form with a depository. Accordingly, shareholders holding equity shares in physical form are urged to have their shares dematerialized so as to be able to freely transfer them.

Registering of E-mail Address

Members who have not yet registered their e-mail address for availing the facility of e-communication, are requested to register the same with the Company/RTA or their DPs for easier and faster correspondence.

Members holding shares in dematerialised form are requested to contact their respective Depository Participant(s) to register/update their email address.

Members holding shares in physical form may register their email address by writing to the Company's Registrar and Transfer Agent (RTA), KFin Technologies Limited at Selenium Building, Tower-B, Plot No. 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddy, Telangana, India - 500 032 along with the duly completed Form ISR-1 along with the related proofs, which is available at https://www.wipro.com/investors/faqs/.

Online Application for Investor Query

Pursuant to SEBI Circular no. SEBI/HO/MIRSD/MIRSD-PoD-1/P/CIR/2023/72 dated June 8, 2023, Members are hereby notified that our RTA, KFin Technologies Limited has launched an online application which can be accessed at https://ris.kfintech.com/default.aspx > Investor Services > Investor Support.

Members are requested to register/signup, using the Name, PAN, Mobile and email ID. Post registration, user can login via OTP and execute activities like, raising Service Request, Query, Complaints, check for status, KYC details, Dividend, Interest, Redemptions, e-Meeting and e-Voting details.

Quick link to access the signup page: https://kprism.kfintech.com/signup.

Investor Queries and Grievances Redressal

The Company has established a structured and transparent mechanism for redressal of investor queries and grievances through a defined escalation matrix. Shareholders may, in the first instance, address their queries or grievances relating to shares, dividend, transfer, dematerialisation, annual reports or other related matters either to the RTA, KFin Technologies Limited or to the Company, whose contact details are provided below. Further details on redressal of shareholder grievances and escalation matrix is available on the Company's website at https://www.wipro.com/content/dam/nexus/en/investor/grievance-redressal-and-escalation-matrix/shareholder-grievance-redressal-and-escalation-framework.pdf.

KFin Technologies Limited, Unit: Wipro Limited,

Selenium Building, Tower-B, Plot No. 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddy, Telangana, India - 500 032 Toll Free No.: 1800-309-4001.

Contact Person:

Ms. Baireddy Swati Reddy - E-mail id: swati.baireddy@kfintech.com
Ms. Rajitha Cholleti - E-mail id: rajitha.cholleti@kfintech.com

Shareholders' Grievances can also be sent through e-mail to the following designated E-mail id: einward.ris@kfintech.com.

184 STATUTORY REPORTS AND FINANCIAL STATEMENTS CORPORATE GOVERNANCE REPORT

Shareholders can also send their correspondence to the Company with respect to their shares, dividend, request for annual reports and shareholder grievances. The contact details are provided below:

Mr. M. Sanaulla Khan Senior Vice President and Company Secretary Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560 035	Ph: +91 80 28440011 (Extn: 226185) E-mail: sanaulla.khan@wipro.com
Mr. Mahadev Prakash General Manager & Head-Corporate Secretarial Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560 035	Ph: +91 80 28440011 (Extn: 226183) E-mail: mahadev.prakash@wipro.com

Analysts can reach our Investor Relations Team for any queries and clarification on Financial/Investor Relations related matters:

Mr. Abhishek Jain Corporate Treasurer and Head Investor Relations Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560 035	Ph: +91 80 28440011 (Extn: 227201) E-mail: abhishek.jain2@wipro.com
Mr. Harshad Ambekar Senior Manager, Investor Relations, Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560 035	Ph: +91 80 28440011 (Extn: 226126) E-mail: harshad.ambekar@wipro.com

In case of any queries, stakeholders are requested to write to the above-mentioned Email IDs for a quicker response.

If the grievance is not resolved at this level, shareholders may escalate the matter to the concerned Stock Exchange(s), viz. BSE Limited and National Stock Exchange of India Limited, with supporting documents, or lodge a complaint through SEBI's online grievance redressal platform, SEBI Complaints Redress System (SCORES), available at https://scores.sebi.gov.in/.

In the event the grievance remains unresolved or the shareholder is not satisfied with the resolution provided through the aforesaid forums, the shareholder may, as a final recourse, opt for Online Dispute Resolution through SEBI's SMART ODR platform accessible at https://smartodr.in/, or pursue appropriate civil remedies in accordance with applicable laws.

Depositary for ADS

Overseas Depositary for ADSs – J.P. Morgan Chase Bank N.A.

JPMorgan Chase Bank, N.A. 270 Park Avenue,
Floor 8 New York, NY 10017
General: +1 800 990 1135
From outside the U.S.: +1 651 453 2128
Tel: +1 212 552 8926 New York
E-mail: drx_depo@jpmorgan.com

Indian Custodian for ADSs

India Sub Custody Office

Address: JPMorgan Chase Bank N.A., 3rd Floor, JP Morgan Tower, OFF C.S.T. Road, Kalina, Santacruz (East), Mumbai - 400 098

Phone: +91 022 6649 2515 | F: +91 022 6649 2509

The e-mail address and contact details for all service-related queries is:

india.custody.client.service@jpmorgan.com

Contact Persons:

Nekzad Behramkamdin - E-mail id: nekzad.behramkamdin@jpmorgan.com

Nayan Vyas - E-mail id: nayan.x.vyas@jpmorgan.com

WIPRO INTEGRATED ANNUAL REPORT 2025-26

185 Corporate Governance Compliance Certificate [Pursuant to Regulation 34(3) and Schedule V Para E of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015] Corporate Identity Number: L32102KA1945PLC020800 Nominal Capital: H 2,535.20 Crores To, The Members of Wipro Limited Doddakannelli, Sarjapur Road, Bengaluru – 560035 We have examined all the relevant records of Wipro Limited for the purpose of certifying compliance of the conditions of the Corporate Governance under the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 for the financial year ended March 31, 2026. We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of certification. The compliance of conditions of corporate governance is the responsibility of the Management. Our examination was limited to the procedure and implementation process adopted by the Company for ensuring the compliance of the conditions of the corporate governance. This certificate is neither an assurance as to the future viability of the Company nor of the efficacy or effectiveness with which the management has conducted the affairs of the Company. In our opinion and to the best of our information and according to the explanations and information furnished to us, we certify that the Company has complied with all the mandatory requirements of Corporate Governance as stipulated in Schedule II of the said Regulations. As regards Discretionary Requirements specified in Part E of Schedule II of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company has complied with items C, E and F. For V. SREEDHARAN & ASSOCIATES Company Secretaries (V. Sreedharan) Partner FCS: 2347; CP No. 833 Date: May 25, 2026 UDIN: F002347H000478218 Place: Bengaluru Peer Review Certificate No. 5543/2024

186 STATUTORY REPORTS AND FINANCIAL STATEMENTS CORPORATE GOVERNANCE REPORT

Certificate of Non-Disqualification of Directors

[Pursuant to Regulation 34(3) and Schedule V Para C clause (10)(i) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015]

To,
The Members of
Wipro Limited
Doddakannelli, Sarjapur Road,
Bengaluru 560035

We have examined the relevant registers, records, forms, returns and disclosures received from the Directors of **Wipro Limited**, having **CIN: L32102KA1945PLC020800** and having registered office at Doddakannelli, Sarjapur Road, Bengaluru 560035 (hereinafter referred to as 'the Company'), produced before us by the Company for the purpose of issuing this Certificate, in accordance with Regulation 34(3) read with Schedule V Para-C Sub clause 10(i) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

In our opinion and to the best of our information and according to the verifications (including Directors Identification Number (DIN) status at the portal www.mca.gov.in) as considered necessary and explanations furnished to us by the Company & its officers, we hereby certify that none of the Directors on the Board of the Company as stated below for the Financial Year ending on March 31, 2026 have been debarred or disqualified from being appointed or continuing as Directors of companies by the Securities and Exchange Board of India (SEBI) and Ministry of Corporate Affairs (MCA), or any such other Statutory Authority.

Details of Directors:

Sl. No.	Name of Director	Designation	DIN	Date of appointment in Company
1.	Mr. Azim Hasham Premji	Non-Executive - Non-Independent Director	00234280	01/09/1968
2.	Mr. Rishad Azim Premji	Executive Director, Chairman of the Board and the Company	02983899	01/05/2015
3.	Mr. Srinivas Pallia	Executive Director, Chief Executive Officer and Managing Director	10574442	07/04/2024
4.	Ms. Tulsi Naidu	Non-Executive - Independent Director	03017471	01/07/2021
5.	Dr. Patrick John Ennis	Non-Executive - Independent Director	07463299	01/04/2016
6.	Mr. Patrick Lucien Andre Dupuis	Non-Executive - Independent Director	07480046	01/04/2016
7.	Mr. Deepak Madhav Satwalekar	Non-Executive - Independent Director	00009627	01/07/2020
8.	Ms. Paivi Elina Rekonen Fleischer	Non-Executive - Independent Director	09669696	01/10/2022
9.	Mr. Kannan Narayanan Srinivasa	Non-Executive - Independent Director	00066009	01/10/2023

WIPRO INTEGRATED ANNUAL REPORT 2025-26

187 Notes: 1. Dr. Patrick John Ennis (DIN: 07463299) and Mr. Patrick Lucien Andre Dupuis (DIN: 07480046), Independent Directors retired from the Company’s Board of Directors, with effect from close of business hours on March 31, 2026, after completion of their tenure under Section 149(11) of the Companies Act, 2013. 2. The Board of Directors on March 5, 2026 through circular resolution, approved the appointment of Ms. Laura Marie Miller (DIN: 11546063) as an Additional Director in the capacity of Independent Director for a term of 5 years with effect from April 1, 2026 to March 31, 2031. The said appointment has subsequently been approved by the shareholders of the Company. Ensuring the eligibility for the appointment / continuity of every Director on the Board is the responsibility of the management of the Company. Our responsibility is to express an opinion based on our verification. This certificate is neither an assurance as to the future viability of the Company nor of the efficiency or effectiveness with which the management has conducted the affairs of the Company. For V. SREEDHARAN & ASSOCIATES Company Secretaries (V. Sreedharan) Partner FCS: 2347; CP No. 833 Date: June 2, 2026 UDIN: F002347H000566515 Place: Bengaluru Peer Review Certificate No. 5543/2024

188 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS To The Members of Wipro Limited Report on the Audit of the Standalone Financial Statements OPINION We have audited the accompanying Standalone Financial Statements of Wipro Limited (the “Company”), which comprise the Balance Sheet as at March 31, 2026, and the Statement of Profit and Loss (including Other Comprehensive Income), the Statement of Changes in Equity and the Statement of Cash Flows and for the year ended on that date, and notes to the financial statements, including a summary of material accounting policies and other explanatory information (herein after referred to as “the Standalone Financial Statements”). In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Standalone Financial Statements give the information required by the Companies Act, 2013 (the “Act”) in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, including Ind AS specified under section 133 of the Act, of the state of affairs of the Company as at March 31, 2026, and its profit, other comprehensive loss, the changes in equity and cash flows for the year ended on that date. BASIS FOR OPINION We conducted our audit of the Standalone Financial Statements in accordance with the Standards on Auditing (“SA”s) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Report Responsibility for the Audit of the Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the Standalone Auditor’s Financial Statements. 26 KEY AUDIT MATTER - 2025 Key audit matter is a matter that, in our professional judgment, is of most significance in our audit of the Standalone Financial Statements of the current period. This matter REPORT was addressed in the context of our audit of the Standalone Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter. We have determined the matter described below to be the key audit ANNUAL matter to be communicated in our report. INTEGRATED WIPRO Independent

189 Revenue from fixed-price contracts using the percentage-of- • We selected a sample of fixed-price contracts with customers completion method Refer Notes 2 (iii)(a), 3(xiii)B(i) and 22 to accounted using percentage-of-completion method and the financial statements. performed the following: Key Audit Matter Description • Read the contract and based on the terms and conditions evaluated whether recognizing revenue Revenue from fixed-price contracts, including software over time using percentage-of-completion method development, and integration contracts, where the was appropriate, and confirmed that the contract was performance obligations are satisfied over time, is recognized included in management’s calculation of revenue using the percentage-of-completion method. over time. Use of the percentage-of-completion method requires the • Evaluated the appropriateness of and consistency Company to determine the project costs incurred to date as in the application of management’s policies and a percentage of total estimated project costs at completion. methodologies to estimate progress towards The estimation of total project costs involves significant satisfying the performance obligation. judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available • Compared efforts incurred to date with Company’s information. In addition, provisions for estimated losses, if any, estimate of efforts incurred to date to identify on uncompleted contracts are recorded in the period in which significant variations and evaluate whether those such losses become probable based on the total estimated variations have been considered appropriately project costs. in estimating the remaining efforts to complete the contract. We identified the revenue recognition for fixed-price contracts where the percentage-of-completion method is used as a key • Tested the estimate for consistency with the status audit matter because of the significant judgement involved in of delivery of milestones, customer acceptances and estimating the efforts to complete such contracts. other related information to identify possible delays in achieving milestones, which require changes This estimate has a high inherent uncertainty and requires in estimated efforts to complete the remaining consideration of progress of the contract, efforts incurred performance obligations. to-date and estimates of efforts required to complete the remaining performance obligations. INFORMATION OTHER THAN THE This required a high degree of auditor judgment in evaluating FINANCIAL STATEMENTS AND AUDITOR’S the audit evidence supporting estimated efforts to complete and a higher extent of audit effort to evaluate the reasonableness of REPORT THEREON the total estimated efforts used to recognise revenue from fixed- • The Company’s Board of Directors is responsible for the price contracts using the percentage-of-completion method. other information. The other information comprises the How the Key Audit Matter Was Addressed in the Audit information included in the Management Discussion and Analysis, Board’s Report including Annexures to Board’s Our audit procedures related to estimates of efforts to complete report, Business Responsibility and Sustainability Report for fixed-price contracts accounted using the percentage-of- and Corporate Governance Report, but does not include the completion method included the following, among others: Consolidated Financial Statements, Standalone Financial • We tested the effectiveness of controls relating to (1) Statements and our auditor’s report thereon. recording of efforts incurred and estimation of efforts • Our opinion on the Standalone Financial Statements does required to complete the remaining performance obligations, not cover the other information and we do not express any and (2) access and application controls pertaining to form of assurance conclusion thereon. time recording and allocation systems, which prevents unauthorised changes to recording of efforts incurred.

190 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS • In connection with our audit of the Standalone Financial The Company’s Board of Directors is also responsible for Statements, our responsibility is to read the other overseeing the Company’s financial reporting process. information and, in doing so, consider whether the other information is materially inconsistent with the AUDITOR’S RESPONSIBILITY FOR Standalone Financial Statements or our knowledge THE AUDIT OF THE STANDALONE obtained during the course of our audit or otherwise appears to be materially misstated. FINANCIAL STATEMENTS • If, based on the work we have performed, we conclude Our objectives are to obtain reasonable assurance about that there is a material misstatement of this other whether the Standalone Financial Statements as a whole information, we are required to report that fact. We have are free from material misstatement, whether due to fraud nothing to report in this regard. or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, RESPONSIBILITIES OF MANAGEMENT but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it AND BOARD OF DIRECTORS FOR THE exists. Misstatements can arise from fraud or error and are STANDALONE FINANCIAL STATEMENTS considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic The Company’s Board of Directors is responsible for the decisions of users taken on the basis of these Standalone matters stated in section 134(5) of the Act with respect to the Financial Statements. preparation of these standalone financial statements that give a true and fair view of the financial position, financial As part of an audit in accordance with SAs, we exercise performance including other comprehensive income, cash professional judgment and maintain professional skepticism flows and changes in equity of the Company in accordance throughout the audit. We also: with the accounting principles generally accepted in India, • Identify and assess the risks of material misstatement including Ind AS specified under section 133 of the Act. of the Standalone Financial Statements, whether due This responsibility also includes maintenance of adequate to fraud or error, design and perform audit procedures accounting records in accordance with the provisions of responsive to those risks, and obtain audit evidence the Act for safeguarding the assets of the Company and for that is sufficient and appropriate to provide a basis preventing and detecting frauds and other irregularities; for our opinion. The risk of not detecting a material selection and application of appropriate accounting policies; misstatement resulting from fraud is higher than for making judgments and estimates that are reasonable and one resulting from error, as fraud may involve collusion, prudent; and design, implementation and maintenance of forgery, intentional omissions, misrepresentations, or adequate internal financial controls, that were operating the override of internal control. effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and • Obtain an understanding of internal financial controls presentation of the financial statements that give a true and relevant to the audit in order to design audit procedures 26 fair view and are free from material misstatement, whether that are appropriate in the circumstances. Under - 2025 due to fraud or error. section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company In preparing the Standalone Financial Statements, has adequate internal financial controls with reference REPORT management and Board of Directors is responsible for to Standalone Financial Statements in place and the assessing the Company’s ability to continue as a going operating effectiveness of such controls. ANNUAL concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting • Evaluate the appropriateness of accounting policies unless the Board of Directors either intend to liquidate used and the reasonableness of accounting estimates the Company or to cease operations, or has no realistic and related disclosures made by the management. INTEGRATED alternative but to do so. WIPRO

191 • Conclude on the appropriateness of management’s use of We describe these matters in our auditor’s report unless law the going concern basis of accounting and, based on the or regulation precludes public disclosure about the matter or audit evidence obtained, whether a material uncertainty when, in extremely rare circumstances, we determine that a exists related to events or conditions that may cast significant matter should not be communicated in our report because doubt on the Company’s ability to continue as a going the adverse consequences of doing so would reasonably concern. If we conclude that a material uncertainty exists, we be expected to outweigh the public interest benefits of are required to draw attention in our auditor’s report to the such communication. related disclosures in the Standalone Financial Statements or, if such disclosures are inadequate, to modify our opinion. REPORT ON OTHER LEGAL AND Our conclusions are based on the audit evidence obtained REGULATORY REQUIREMENTS up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue 1. As required by Section 143(3) of the Act, based on our as a going concern. audit we report that: • Evaluate the overall presentation, structure and content of the a) We have sought and obtained all the information and Standalone Financial Statements, including the disclosures, explanations which to the best of our knowledge and and whether the Standalone Financial Statements represent belief were necessary for the purposes of our audit. the underlying transactions and events in a manner that b) In our opinion, proper books of account as required achieves fair presentation. by law have been kept by the Company so far as it Materiality is the magnitude of misstatements in the Standalone appears from our examination of those books. Financial Statements that, individually or in aggregate, makes c) The Balance Sheet, the Statement of Profit and Loss it probable that the economic decisions of a reasonably including Other Comprehensive Income, Statement knowledgeable user of the Standalone Financial Statements of Changes in Equity and the Statement of Cash may be influenced. We consider quantitative materiality and Flows dealt with by this Report are in agreement with qualitative factors in (i) planning the scope of our audit work the books of account. and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Standalone d) In our opinion, the aforesaid Standalone Financial Financial Statements. Statements comply with the Ind AS specified under Section 133 of the Act. We communicate with those charged with governance regarding, among other matters, the planned scope and e) On the basis of the written representations received timing of the audit and significant audit findings, including any from the directors as on March 31, 2026 taken significant deficiencies in internal financial controls that we on record by the Board of Directors, none of the identify during our audit. directors is disqualified as on March 31, 2026 from being appointed as a director in terms of Section We also provide those charged with governance with a 164(2) of the Act. statement that we have complied with relevant ethical requirements regarding independence, and to communicate f) With respect to the adequacy of the internal financial with them all relationships and other matters that may controls with reference to Standalone Financial reasonably be thought to bear on our independence, and Statements of the Company and the operating where applicable, related safeguards. effectiveness of such controls, refer to our separate Report in “Annexure A”. Our report expresses From the matters communicated with those charged with an unmodified opinion on the adequacy and governance, we determine those matters that were of most operating effectiveness of the Company’s internal significance in the audit of the Standalone Financial Statements financial controls with reference to Standalone of the current period and are therefore the key audit matters. Financial Statements.

192 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS g) With respect to the other matters to be included iv. (a) The Management has represented in the Auditor’s Report in accordance with the that, to the best of its knowledge and requirements of section 197(16) of the Act, as belief, no funds have been advanced amended, in our opinion and to the best of our or loaned or invested (either from information and according to the explanations borrowed funds or share premium given to us, the remuneration paid by the or any other sources or kind of Company to its directors during the year is in funds) by the Company to or in any accordance with the provisions of section 197 of other person or entity, including the Act. foreign entities (“Intermediaries”), with the understanding, whether h) With respect to the other matters to be included recorded in writing or otherwise, in the Auditor’s Report in accordance with Rule that the Intermediary shall, directly 11 of the Companies (Audit and Auditors) Rules, or indirectly lend or invest in other 2014, as amended in our opinion and to the persons or entities identified in best of our information and according to the any manner whatsoever by or on explanations given to us: behalf of the Company (“Ultimate i. The Company has disclosed the impact of Beneficiaries”) or provide any pending litigations on its financial position guarantee, security or the like on in its Standalone Financial Statements behalf of the Ultimate Beneficiaries. - Refer Note 34 to the Standalone (b) The Management has represented, Financial Statements; that, to the best of its knowledge ii. The Company has made provision, and belief, no funds have been as required under the applicable law received by the Company from any or accounting standards, for material person or entity, including foreign foreseeable losses, if any, on long-term entities (“Funding Parties”), with the contracts including derivative contracts understanding, whether recorded in - Refer Note 18 to the Standalone writing or otherwise, that the Company Financial Statements; shall, directly or indirectly, lend or invest in other persons or entities iii. There has been no delay in transferring identified in any manner whatsoever amounts, required to be transferred, to the by or on behalf of the Funding Party Investor Education and Protection Fund by (“Ultimate Beneficiaries”) or provide the Company any guarantee, security or the like on behalf of the Ultimate Beneficiaries. - 26 2025 REPORT ANNUAL INTEGRATED WIPRO

193 (c) Based on the audit procedures performed Further, during the course of our audit we did that have been considered reasonable and not come across any instance of the audit trail appropriate in the circumstances, nothing feature being tampered with and the audit trail has come to our notice that has caused us has been preserved by the Company as per the to believe that the representations under statutory requirements for record retention. sub-clause (i) and (ii) of Rule 11(e), as 2. As required by the Companies (Auditor’s Report) Order, provided under (a) and (b) above, contain 2020 (“the Order”) issued by the Central Government in any material misstatement. terms of Section 143(11) of the Act, we give in “Annexure v. The interim dividends declared and paid by the B” a statement on the matters specified in paragraphs 3 Company during the year is in accordance with and 4 of the Order. section 123 of the Act, as applicable. vi. Based on our examination, which included test For Deloitte Haskins & Sells LLP checks, the Company has used accounting Chartered Accountants software systems for maintaining its books Firm Registration No. 117366W/W 100018 of account for the financial year ended March 31, 2026 which have the feature of recording Anand Subramanian audit trail (edit log) facility and the same has Partner operated throughout the year for all relevant Bengaluru Membership No. 110815 transactions recorded in the software systems. June 2, 2026 UDIN: 26110815XKZVMT7408

194 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS (Referred to in paragraph 1(f) under ‘Report on Other Legal and Regulatory Requirements’ section of our report of even date) REPORT ON THE INTERNAL FINANCIAL CONTROLS WITH REFERENCE TO STANDALONE FINANCIAL STATEMENTS UNDER CLAUSE (I) OF SUB-SECTION 3 OF SECTION 143 OF THE COMPANIES ACT, 2013 (THE “ACT”) We have audited the internal financial controls with reference to Standalone Financial Statements of Wipro Limited (the “Company”) as at March 31, 2026 in conjunction with our audit of the standalone Ind AS financial statements of the Company for the year ended on that date. MANAGEMENT’S AND BOARD OF DIRECTORS’ RESPONSIBILITIES FOR INTERNAL FINANCIAL CONTROLS The Company’s management and Board of Directors are responsible for establishing Report and maintaining internal financial controls with reference to Standalone Financial Statements based on the internal control with reference to Standalone Financial Statements criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India. These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the company’s policies, the safeguarding of its assets, the prevention and detection of Auditor’s frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013. AUDITOR’S RESPONSIBILITY Our responsibility is to express an opinion on the Company’s internal financial controls with reference to Standalone Financial Statements of the Company based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) issued—26 by the Institute of Chartered Accountants of India and the Standards on Auditing 2025 prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable “A” to an audit of internal financial controls with reference to Standalone Financial REPORT Statements. Those Standards and the Guidance Note require that we comply with Independent ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to Standalone ANNUAL Financial Statements was established and maintained and if such controls operated INTEGRATED The effectively in all material respects. WIPRO Annexureto

195 Our audit involves performing procedures to obtain audit INHERENT LIMITATIONS OF INTERNAL evidence about the adequacy of the internal financial controls with reference to Standalone Financial Statements and their FINANCIAL CONTROLS WITH REFERENCE operating effectiveness. Our audit of internal financial controls TO STANDALONE FINANCIAL STATEMENTS with reference to Standalone Financial Statements included Because of the inherent limitations of internal financial controls obtaining an understanding of internal financial controls with with reference to Standalone Financial Statements, including reference to Standalone Financial Statements, assessing the the possibility of collusion or improper management override risk that a material weakness exists, and testing and evaluating of controls, material misstatements due to error or fraud may the design and operating effectiveness of internal control based occur and not be detected. Also, projections of any evaluation on the assessed risk. The procedures selected depend on the of the internal financial controls with reference to Standalone auditor’s judgement, including the assessment of the risks of Financial Statements to future periods are subject to the risk material misstatement of the financial statements, whether due that the internal financial control with reference to Standalone to fraud or error. Financial Statements may become inadequate because of We believe that the audit evidence we have obtained is sufficient changes in conditions, or that the degree of compliance with and appropriate to provide a basis for our audit opinion on the policies or procedures may deteriorate. the Company’s internal financial controls with reference to Standalone Financial Statements. OPINION In our opinion, to the best of our information and according to the MEANING OF INTERNAL FINANCIAL explanations given to us in all material respects, an adequate CONTROLS WITH REFERENCE TO internal financial controls with reference to Standalone Financial STANDALONE FINANCIAL STATEMENTS Statements and such internal financial controls with reference to Standalone Financial Statements were operating effectively A company’s internal financial control with reference to as at March 31, 2026, based on the criteria for internal financial Standalone Financial Statements is a process designed to control with reference to Standalone Financial Statements provide reasonable assurance regarding the reliability of established by the Company considering the essential financial reporting and the preparation of financial statements components of internal control stated in the Guidance Note on for external purposes in accordance with generally accepted Audit of Internal Financial Controls Over Financial Reporting accounting principles. A company’s internal financial issued by the Institute of Chartered Accountants of India. control with reference to Standalone Financial Statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted For Deloitte Haskins & Sells LLP accounting principles, and that receipts and expenditures Chartered Accountants of the company are being made only in accordance with Firm Registration No. 117366W/W—100018 authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or Anand Subramanian timely detection of unauthorised acquisition, use, or disposition Partner of the company’s assets that could have a material effect on the Bengaluru Membership No. 110815 financial statements. June 2, 2026 UDIN: 26110815XKZVMT7408

196 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS (Referred to in paragraph 2 under ‘Report on Other Legal and Regulatory Requirements’ section of our report to the Members of Wipro Limited of even date) To the best of our information and according to the explanations provided to us by the Company and the books of account and records examined by us in the normal course of audit, we state that: (i) In respect of the Company’s Property, Plant and Equipment and Intangible Assets: (a) (A) The Company has maintained proper records showing full particulars, including quantitative details and situation of Property, Plant and Equipment and relevant details of right-of-use assets. (B) The Company has maintained proper records showing full particulars of intangible assets. (b) The Company has a program of physical verification of Property, Plant and Equipment and right-of-use assets so to cover all the assets once every three years which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. Pursuant to the program, Report certain Property, Plant and Equipment and right-of-use assets were due for verification during the year and were physically verified by the Management during the year. According to the information and explanations given to us, no material discrepancies were noticed on such verification. (c) Based on the examination of the registered sale deed / transfer deed / conveyance deed / the property tax receipts and lease agreement for land on which building is constructed provided to us, we report that, the title deeds of all the immovable properties (other than immovable properties where the Company is the lessee and the lease agreements are duly Auditor’s executed in favour of the Company) disclosed in the financial statements included in property, plant and equipment are held in the name of the Company as at the balance sheet date. (d) The Company has not revalued any of its Property, Plant and Equipment (including right-of-use assets) and intangible assets during the year. (e) No proceedings have been initiated during the year or are pending against the Company as at March 31, 2026 for holding any benami property under the Benami Transactions (Prohibition) Act, 1988 (as amended in 2016) and—26 rules made thereunder. 2025 “B” REPORT Independent ANNUAL the INTEGRATED Annexuretto WIPRO

197 (ii) (a) The inventories were physically verified during the The Company has made investments in companies during year by the Management at reasonable intervals. the year and our reporting in respect of clause 3 (iii) (b) is In our opinion and according to the information as under: and explanations given to us, the coverage and (b) The investments made, guarantees provided and procedure of such verification by the Management is the terms and conditions of guarantees provided, appropriate having regard to the size of the Company during the year are, in our opinion, prima facie, not and the nature of its operations. No discrepancies prejudicial to the Company’s interest. of 10% or more in the aggregate for each class of inventories were noticed on such physical verification (iv) The Company has complied with the provisions of Sections of inventories when compared with books of account. 185 and 186 of the Companies Act, 2013 in respect of loans granted, investments made and guarantees and (b) According to the information and explanations given securities provided, as applicable. to us, the Company has not been sanctioned working capital limits in excess of Rs. 5 crores, in aggregate, (v) The Company has not accepted any deposit or amounts at any point of time during the year, from banks which are deemed to be deposits. Hence, reporting under or financial institutions on the basis of security of clause (v) of the Order is not applicable to the Company. current assets. (vi) The maintenance of cost records has not been specified for Hence, reporting on the quarterly returns or statements the activities of the Company by the Central Government filed by the Company with such banks or financial under section 148(1) of the Companies Act, 2013 for the institutions is not applicable to the Company. business activities carried out by the Company. Hence reporting under Clause (vi) of the order is not applicable (iii) The Company has neither made any investments in firms to the Company. and Limited Liability Partnerships nor provided loans or advances in the nature of loans or provided security (vii) In respect of statutory dues: to any companies, firms, Limited Liability Partnerships (a) In our opinion, undisputed statutory dues, including or any other parties during the year hence reporting Goods and Service tax, Provident Fund, Employees’ under clause 3 (iii) of the order is not applicable to the State Insurance, Income-tax, Sales Tax, Service tax, Company in respect of the above type of transactions. duty of Custom, duty of Excise, Value Added Tax, However, the Company has stood guarantee on behalf of cess and any other material statutory dues applicable the subsidiaries during the year and details of which are to the Company have generally been regularly given below. deposited by it with the appropriate authorities. C in million There were no undisputed amounts payable in Guarantees respect of Goods and Service tax, Provident Fund, A. Aggregate amount granted/ 10,887 Income-tax, Sales Tax, Service Tax, duty of Custom, provided during the year on behalf duty of Excise, Value Added Tax, cess and other of subsidiaries material statutory dues in arrears as at March 31, B. Balance outstanding as at balance 10,887 sheet date in respect of above cases 2026 for a period of more than six months from the date they became payable.

198 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS

(b) Details of statutory dues referred to in sub-clause (a) above which have not been deposited as on March 31, 2026 on account of disputes are given below:

₹ in million

Name of Statute	Nature of dues	Forum where dispute is pending	Period to which the amount relates	Amount involved	Amount not deposited as at March 31, 2026
The Central Excise Act, 1944	Excise Duty	Assistant Commissioner	1991-92 to 2014-15	48	43
The Central Excise Act, 1944	Excise Duty	Commissioner	2004-05 to 2014-15	10	10
The Central Excise Act, 1944	Excise Duty	Commissioner (Appeals)	1995-96 to 2012-13	13	13
The Central Excise Act, 1944	Excise Duty	CESTAT	2004-05 to 2012-13	31	19
The Customs Act, 1962	Customs Duty	Assistant Commissioner of Customs	1994-95 to 2008-09	49	45
The Customs Act, 1962	Customs Duty	CESTAT	1991-92 to 2011-12	11	4
The Customs Act, 1962	Customs Duty	Commissioner	1990-91 to 2009-10	94	90
The Customs Act, 1962	Customs Duty	Commissioner (Appeals)	1997-98 to 2009-10	343	307
The Customs Act, 1962	Customs Duty	Madras High Court	2009-10	4	4
The Customs Act, 1962	Customs Duty	Karnataka High Court	1996-97	2	2
The Customs Act, 1962	Customs Duty-Penalty	Karnataka High Court	2001-02 to 2004-05	2,711	2,631
Finance Act, 1994	Service tax	Assistant Commissioner	2008-09 to 2009-10, 2016-17 and 2017-18	5	5
Finance Act, 1994	Service tax	Commissioner	2008-09 to 2009-10 and 2014-15 to 2017-18	1,542	1,392
Finance Act, 1994	Service tax	Commissioner (Appeals)	2004-05 to 2009-10	365	19
Finance Act, 1994	Service tax	Supreme Court	2002-03 to 2007-08	1,502	1,502
Finance Act, 1994	Service tax	CESTAT	2004-05 to 2011-12	529	265
Finance Act, 1994	Service tax-Penalty	Supreme Court	2002-03 to 2007-08	239	239
Finance Act, 1994	Service Tax-Penalty	Commissioner (Appeals)	2005-06 to 2009-10	5	5
Finance Act, 1994	Service Tax-Penalty	Assistant Commissioner	2008-09, 2009-10	1	1
Finance Act, 1994	Service Tax-Penalty	Commissioner	2008-09, 2009-10	327	327
Finance Act, 1994	Service Tax-Penalty	CESTAT	2008-09 to 2011-12	76	76

WIPRO INTEGRATED ANNUAL REPORT 2025-26

199

₹ in million

Name of Statute	Nature of dues	Forum where dispute is pending	Period to which the amount relates	Amount Involved	Amount not deposited as at March 31, 2026
Sales Tax / VAT	Sales Tax / VAT	Assistant Commissioner/ Deputy Commissioner	1986-87 to 2017-18	4404	4,113
Sales Tax / VAT	Sales Tax / VAT	Commissioner (Appeals)	1988-89 to 2017-18	1,774	1,649
Sales Tax / VAT	Sales Tax / VAT	Additional Commissioner (Appeals)	1990 -91 to 2005-06	19	18
Sales Tax / VAT	Sales Tax / VAT	Commercial Tax Tribunal	1997-98	1	-
Sales Tax / VAT	Sales Tax / VAT	Deputy Commissioner (Appeals)	2007-08	1	-
Sales Tax / VAT	Sales Tax / VAT	Tamil Nadu Sales Tax Appellate Tribunal	1986-87 to 1990-91	2	1
Sales Tax / VAT	Sales Tax / VAT	Tribunal	2009-10 to 2016-17	810	746
Sales Tax / VAT	Sales Tax / VAT	High Court	2002-03 to 2013-14	34	27
Sales Tax/ VAT	Sales Tax/ VAT	Supreme Court	2001-02	12	12
Sales Tax/ VAT	Sales Tax/ VAT	Assessing Officer	2017-18	118	118
Goods and Services Tax	Goods and Services Tax	Appellate Authority	2017-18 to 2021-22	1,784	1,283
Goods and Services Tax	Goods and Services Tax	Assistant Commissioner	2018-24	2	2
Goods and Services Tax	Goods and Services Tax	Deputy Commissioner	2018-19 and 2020-2021	246	77
Goods and Services Tax	Goods and Services Tax	High Court	2017-18, 2018-19	2,719	2,646
The Income Tax Act, 1961	Income Tax - TDS	Commissioner of Income tax (Appeals) – TDS	2003-04, 2011-12, 2017-18, 2018-19, 2020-21 to 2023-24, 2009-10 to 2013-14, 2009-10 to 2011-12, 2014-15 to 2018-19, 2020-21 to 2022-23	338	328
The Income Tax Act, 1961	Income Tax	Assessing Officer	2007-08	97	42
The Income Tax Act, 1961	Income Tax	Commissioner of Income tax (Appeals)	2012-13	16	16
The Income Tax Act, 1961	Income Tax	Income Tax Appellate Tribunal	2007-08, 2009-10, 2019-20, 2020-21, 2021-22	13,010	11,910
The Employees' Provident Funds And Miscellaneous Provisions, ACT, 1952	Provident Fund	The Employees' Provident Funds Appellate Tribunal	2006-07 to 2013-14	174	174
The Employees' Provident Funds And Miscellaneous Provisions, ACT, 1952	Provident Fund	High Court	2014-15 to 2020-2021	3,325	3,325

200 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS (viii) There were no transactions relating to previously (xi) (a) To the best of our knowledge, no fraud by the unrecorded income that were surrendered or Company and no material fraud on the Company disclosed as income in the tax assessments under the has been noticed or reported during the year. Income Tax Act, 1961 (43 of 1961) during the year. (b) No report under sub-section (12) of section 143 (ix) (a) In our opinion, the Company has not defaulted of the Companies Act has been filed in Form in the repayment of loans or other borrowings or ADT-4 as prescribed under rule 13 of Companies in the payment of interest thereon to any lender (Audit and Auditors) Rules, 2014 with the Central during the year. Government, during the year and upto the date of this report. (b) The Company has not been declared wilful defaulter by any bank or financial institution or (c) We have taken into consideration the whistle government or any government authority. blower complaints received by the Company during the year (and upto the date of this report) (c) The Company has not taken any term loan during and provided to us, when performing our audit. the year and there are no unutilised term loans at the beginning of the year and hence, reporting (xii) The Company is not a Nidhi Company and hence under clause (ix)(c) of the Order is not applicable reporting under clause (xii) of the Order is not to the Company. applicable to the Company. (d) On an overall examination of the financial (xiii) In our opinion, the Company is in compliance with statements of the Company, funds raised on Section 177 and 188 of the Companies Act, where short-term basis have, prima facie, not been applicable, for all transactions with the related parties used during the year for long-term purposes by and the details of related party transactions have been the Company. disclosed in the financial statements as required by the applicable accounting standards. (e) On an overall examination of the financial statements of the Company, the Company has (xiv) (a) In our opinion, the Company has an adequate not taken any funds from any entity or person internal audit system commensurate with the size on account of or to meet the obligations of its and the nature of its business. subsidiaries or associates. (b) We have considered, the internal audit reports (f) The Company has not raised any loans during provided to us for the year under audit and till the year on the pledge of securities held in date, when performing our audit. its subsidiaries and hence reporting under (xv) In our opinion, during the year the Company has clause (ix)(f) of the Order is not applicable to not entered into any non-cash transactions with its the Company. directors or persons connected with its directors and (x) (a) The Company has not raised moneys by way of hence provisions of section 192 of the Companies Act, initial public offer or further public offer (including 2013 are not applicable to the Company. - 26 debt instruments) during the year and hence (xvi) (a) In our opinion, the Company is not required to be 2025 reporting under clause (x)(a) of the Order is not registered under section 45-IA of the Reserve applicable to the Company. REPORT Bank of India Act, 1934. Hence, reporting under (b) During the year the Company has not made clause (xvi)(a), (b) and (c) of the Order is not any preferential allotment or private placement applicable to the Company. ANNUAL of shares or convertible debentures (fully or partly or optionally) and hence reporting under (b) The Group does not have any Core Investment Company as part of the Group and accordingly clause (x)(b) of the Order is not applicable to reporting under clause (xvi)(d) of the Order is not the Company. INTEGRATED applicable to the Company. WIPRO

201 (xvii) The Company has not incurred cash losses during the (xx) (a) There is no unspent amount towards Corporate financial year covered by our audit and the immediately Social Responsibility (CSR) on other than ongoing preceding financial year. projects requiring a transfer to a Fund specified in Schedule VII to the Companies Act or special account (xviii) There has been no resignation of the statutory auditors of in compliance with the provision of sub-section (6) of the Company during the year. section 135 of the said Act. Accordingly, reporting (xix) On the basis of the financial ratios, ageing and expected under clause (xx)(a) of the Order is not applicable to dates of realisation of financial assets and payment of the Company. financial liabilities, other information accompanying the (b) In respect of ongoing projects, the Company has financial statements and our knowledge of the Board transferred unspent Corporate Social Responsibility of Directors and Management plans and based on our (CSR) amount, to a Special account before the date examination of the evidence supporting the assumptions, of this report and within a period of 30 days from nothing has come to our attention, which causes us to the end of the financial year in compliance with the believe that any material uncertainty exists as on the date provision of section 135(6) of the Act. of the audit report indicating that Company is not capable of meeting its liabilities existing at the date of balance sheet as and when they fall due within a period of one year from the balance sheet date. We, however, state that this is not an assurance as to the future viability of the Company. For Deloitte Chartered Haskins Accountants & Sells LLP We further state that our reporting is based on the facts Firm Registration No. 117366W/W—100018 up to the date of the audit report and we neither give any guarantee nor any assurance that all liabilities falling due Anand Subramanian within a period of one year from the balance sheet date, Partner will get discharged by the Company as and when they Bengaluru Membership No. 110815 fall due. June 2, 2026 UDIN: 26110815XKZVMT7408

202 | STATUTORY REPORTS AND FINANCIAL STATEMENTS | STANDALONE FINANCIAL STATEMENT UNDER IND AS

Balance Sheet

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2026	As at March 31, 2025
ASSETS			
Non-current assets			
Property, plant and equipment	4	68,146	70,517
Right-of-Use assets	5	14,506	12,909
Capital work-in-progress	6	4,122	1,785
Goodwill	7	6,098	6,082
Other intangible assets	7	430	721
Financial assets			
Investments	8	242,145	204,399
Derivative assets	20	-	^
Unbilled receivables		7,010	-
Other financial assets	11	4,291	3,538
Deferred tax assets (net)	21	2,102	453
Non-current tax assets (net)		5,558	7,075
Other non-current assets	13	6,848	5,474
Total non-current assets		361,256	312,953
Current assets			
Inventories	12	468	622
Financial assets			
Investments	8	394,720	409,568
Derivative assets	20	888	1,578
Trade receivables	9	96,616	80,796
Unbilled receivables		46,202	37,436
Cash and cash equivalents	10	26,778	44,342
Other financial assets	11	6,694	5,973
Current tax assets (net)		6,308	3,781
Contract assets		7,352	9,815
Other current assets	13	26,142	22,408
Total current assets		612,168	616,319
TOTAL ASSETS		973,424	929,272
EQUITY AND LIABILITIES			
EQUITY			
Equity share capital	14	20,977	20,944
Other equity		615,820	613,930
TOTAL EQUITY		636,797	634,874

WIPRO INTEGRATED ANNUAL REPORT 2025-26

203

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2026	As at March 31, 2025
LIABILITIES			
Non-current liabilities			
Financial liabilities			
Lease liabilities	5	15,213	11,978
Trade payables			
(a) Total outstanding dues of micro enterprises and small enterprises	16	-	-
(b) Total outstanding dues of creditors other than micro enterprises and small enterprises	16	3,719	-
Other financial liabilities	17	731	1,051
Provisions	18	1,838	2,600
Deferred tax liabilities (net)	21	-	1,315
Non-current tax liabilities (net)		44,420	38,525
Other non-current liabilities	19	17,877	12,703
Total non-current liabilities		83,798	68,172
Current liabilities			
Financial liabilities			
Borrowings	15	61,500	60,500
Lease liabilities	5	4,148	3,813
Derivative liabilities	20	9,799	968
Trade payables			
(a) Total outstanding dues of micro enterprises and small enterprises	16	2,315	1,286
(b) Total outstanding dues of creditors other than micro enterprises and small enterprises	16	57,788	66,537
Other financial liabilities	17	28,681	22,656
Contract liabilities		18,829	15,162
Other current liabilities	19	10,479	10,037
Provisions	18	13,058	13,167
Current tax liabilities (net)		46,232	32,100
Total current liabilities		252,829	226,226
TOTAL LIABILITIES		336,627	294,398
TOTAL EQUITY AND LIABILITIES		973,424	929,272

^ Value is less than ₹ 0.5

The accompanying notes form an integral part of these standalone financial statements

As per our report of even date attached

for **Deloitte Haskins & Sells LLP**
Chartered Accountants
Firm's Registration No.: 117366W/W - 100018

Anand Subramanian
Partner
Membership No.: 110815

Bengaluru
June 2, 2026

For and on behalf of the Board of Directors

Rishad A. Premji
Chairman
(DIN: 02983899)

Deepak M. Satwalekar
Director
(DIN: 00009627)

Srinivas Pallia
Chief Executive Officer and Managing Director
(DIN: 10574442)

Aparna C. Iyer
Chief Financial Officer

M. Sanaulla Khan
Company Secretary
Membership No.: F4129

204 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS Year ended Year ended Notes stated) March 31, 2026 March 31, 2025 INCOME Revenue from operations 22 713,451 685,750 otherwise Other income 23 47,491 39,477 Total income 760,942 725,227 unless EXPENSES data, Purchases of stock-in-trade 3,352 2,113 Changes in inventories of stock-in- 24 148 90 share trade per Employee benefits expense 25 388,809 383,850 and Finance costs 26 10,959 10,018 Depreciation, amortisation and 14,182 15,013 share impairment expense Sub-contracting and technical 126,442 112,812 fees except Facility expenses 12,542 12,350 Software license expense for 17,331 16,023 millions, internal use in Travel 11,447 11,646 I Communication 2,333 2,335 ( Loss Legal and professional charges 6,075 7,189 Marketing and brand building 3,031 3,117 Other expenses 27 5,239 2,546 and Total expenses 601,890 579,102 Profit before tax 159,052 146,125 Tax expense Current tax 21 38,349 39,934 Deferred tax 21 (593) (2,940) Profit Total tax expense 37,756 36,994 Profit for the year 121,296 109,131 - 26 of 2025 Other comprehensive income (OCI) Items that will not be reclassified to REPORT profit or loss: Re-measurements of the defined 25 222 316 ANNUAL benefit plans, net Net change in fair value of investment in equity instruments 134 (9) measured at fair value through OCI INTEGRATED Income taxes relating to items that 21 will not be reclassified to profit or (49) (73) WIPRO Statements loss

205 (I in millions, except share and per share data, unless otherwise stated) As at As at Notes March 31, 2026 March 31, 2025 Items that will be reclassified to profit or loss: Net change in time value of option contracts designated as cash flow hedges 20 73 (248) Net change in intrinsic value of option contracts designated as cash flow hedges 20 (1,622) 193 Net change in fair value of forward contracts designated as cash flow hedges 20 (7,478) (787) Net change in fair value of investment in debt instruments measured at fair value (2,413) 1,189 through OCI Income taxes relating to items that will be reclassified to profit or loss 21 2,468 (24) Total other comprehensive income/(losses)for the year, net of taxes (8,665) 557 Total comprehensive income for the year 112,631 109,688 Earnings per equity share 28 (Equity shares of par value H 2 each) Basic 11.59 10.44 Diluted 11.55 10.40 Weighted average number of equity share susedin computing earnings per equity share Basic 10,476,247,846 10,456,741,552 Diluted 10,503,422,936 10,488,939,392 The accompanying notes form an integral part of these standalone financial statements As per our report of even date attached For and on behalf of the Board of Directors for Deloitte Haskins & Sells LLP Rishad A. Premji Deepak M. Satwalekar Srinivas Pallia Chartered Accountants Chairman Director Chief Executive Officer and Firm’s Registration No.: 117366W/W—100018 (DIN: 02983899) (DIN: 00009627) Managing Director (DIN: 10574442) Anand Subramanian Aparna C. Iyer M. Sanaulla Khan Partner Chief Financial Officer Company Secretary Membership No.: 110815 Membership No.: F4129 Bengaluru June 2, 2026

WIPRO INTEGRATED ANNUAL REPORT 2025-26 206 Statements of Changes in Equity STATUTORY REPORTS ( in millions, except share and per share data, unless otherwise I stated) AND A. EQUITY SHARE CAPITAL FINANCIAL Balance as at Changes in equity share capital Restated balance as at Changes in equity share capital Balance as at April 1, 2025 due to prior period errors April 1, 2025 during the current year March 31, 2026(2) 20,944 — 20,944 33 20,977 STATEMENTS Balance as at Changes in equity share capital Restated balance as at Changes in equity share capital Balance as at April 1, 2024 due to prior period errors April 1, 2024 during the previous year(1) March 31, 2025(2) 10,450 — 10,450 10,494 20,944 (1) I 10,467 is towards issue of bonus shares (Refer to Note 29) and I 27 is towards proceeds from issue of equity shares on exercise of options. (2) As at March 31, 2026, the Company has 10,488,412,458 equity shares of I 2 each (March 31, 2025: 10,472,136,049 equity shares). As at March 31, 2026, the Company has 11,905,480 treasury shares (March 31, 2025 : 11,905,480 treasury shares), held by a controlled trust consolidated as part of the Company. STANDALONE FINANCIAL STATEMENT UNDER IND AS

(₹ in millions, except share and per share data, unless otherwise stated)

B. OTHER EQUITY

	Share application money pending allotment	Reserves and Surplus							Other components of equity					Total other equity
		Securities premium	Capital reserve	Capital redemption reserve	Retained earnings	Common control transactions capital reserve	Share options outstanding account	Special Economic Zone re-investment reserve	Cash flow hedging reserve[1]	Foreign currency translation reserve	Remeasurements of the defined benefit plans	Investment in debt instruments measured at fair value through OCI	Investment in equity instruments measured at fair value through OCI	
Balance as at April 1, 2025	^	2,240	1,139	13	571,291	2,473	6,985	27,778	(241)	1,882	159	2,360	(2,149)	613,930
Profit for the year	-	-	-	-	121,296	-	-	-	-	-	-	-	-	121,296
Other comprehensive income	-	-	-	-	-	-	-	-	(6,878)	-	169	(2,094)	138	(8,665)
Total comprehensive income for the year	-	-	-	-	121,296	-	-	-	(6,878)	-	169	(2,094)	138	112,631
Issue of equity shares on exercise of options	-	3,530	-	-	-	-	(3,530)	-	-	-	-	-	-	-
Dividend[2]	-	-	-	-	(115,206)	-	-	-	-	-	-	-	-	(115,206)
Compensation cost related to employee share-based payment	-	-	-	-	-	-	4,465	-	-	-	-	-	-	4,465
Transferred from Special Economic Zone re-investment reserve	-	-	-	-	1,812	-	-	(1,812)	-	-	-	-	-	-
Other transactions for the year	-	3,530	-	-	(113,394)	-	935	(1,812)	-	-	-	-	-	(110,741)
Balance as at March 31, 2026	^	5,770	1,139	13	579,193	2,473	7,920	25,966	(7,119)	1,882	328	266	(2,011)	615,820

^ Value is less than ₹ 0.5

[1] Refer to Note 20

[2] Refer to Note 29

207

WIPRO INTEGRATED ANNUAL REPORT 2025-26

208

STATUTORY REPORTS AND FINANCIAL STATEMENTS

STANDALONE FINANCIAL STATEMENT UNDER IND AS

(₹ in millions, except share and per share data, unless otherwise stated)

	Share application money pending allotment	Reserves and Surplus							Other components of equity					Total other equity
		Securities premium	Capital reserve	Capital redemption reserve	Retained earnings	Common control transactions capital reserve	Share options outstanding account	Special Economic Zone re-investment reserve	Cashflow hedging reserve[1]	Foreign currency translation reserve	Remeasurements of the defined benefit plans	Investment in debt instruments measured at fair value through OCI	Investment in equity instruments measured at fair value through OCI	
Balance as at April 1, 2024	^	2,903	1,139	1,674	509,281	2,473	6,384	42,129	399	1,882	(147)	1,397	(2,145)	567,369
Adjustment on account of merger[3]	-	-	-	-	4,471	-	-	-	-	-	68	-	-	4,539
Adjusted balance as at April 1, 2024	^	2,903	1,139	1,674	513,752	2,473	6,384	42,129	399	1,882	(79)	1,397	(2,145)	571,908
Profit for the year	-	-	-	-	109,131	-	-	-	-	-	-	-	-	109,131
Other comprehensive income	-	-	-	-	-	-	-	-	(640)	-	238	963	(4)	557
Total comprehensive income for the year	-	-	-	-	109,131	-	-	-	(640)	-	238	963	(4)	109,688
Issue of equity shares on exercise of options	-	4,950	-	-	-	-	(4,950)	-	-	-	-	-	-	-
Dividend[2]	-	-	-	-	(62,750)	-	-	-	-	-	-	-	-	(62,750)
Compensation cost related to employee share based payment	-	-	-	-	-	-	5,551	-	-	-	-	-	-	5,551
Bonus issue of equity shares[3]	-	(5,613)	-	(1,661)	(3,193)	-	-	-	-	-	-	-	-	(10,467)
Transferred from Special Economic Zone re investment reserve	-	-	-	-	14,351	-	-	(14,351)	-	-	-	-	-	-
Other transactions for the year	-	(663)	-	(1,661)	(51,592)	-	601	(14,351)	-	-	-	-	-	(67,666)
Balance as at March 31, 2025	^	2,240	1,139	13	571,291	2,473	6,985	27,778	(241)	1,882	159	2,360	(2,149)	613,930

^ Value is less than ₹ 0.5

[1] Refer to Note 20

[2] Refer to Note 29

[3] Refer to Note 38

The accompanying notes form an integral part of these standalone financial statements

As per our report of even date attached

for **Deloitte Haskins & Sells LLP**
Chartered Accountants
Firm's Registration No.: 117366W/W - 100018

Anand Subramanian
Partner
Membership No.: 110815

Bengaluru
June 2, 2026

For and on behalf of the Board of Directors

Rishad A. Premji
Chairman
(DIN: 02983899)

Deepak M. Satwalekar
Director
(DIN: 00009627)

Srinivas Pallia
Chief Executive Officer and Managing Director
(DIN: 10574442)

Aparna C. Iyer
Chief Financial Officer

M. Sanaulla Khan
Company Secretary
Membership No.: F4129

209 For the year ended For the year ended Notes stated) March 31, 2026 March 31, 2025 Cash flows from operating activities Profit for the year 121,296 109,131 otherwise Adjustmentstoreconcileprofitfortheyearto net cash generated from operating activities Gain on sale of property, plant and unless (415) (712) equipment, net Depreciation, amortisation and impairment data, 14,182 15,013 expense share Unrealised exchange (gain)/loss and net exchange (gain)/loss on loans to (1,496) (788) per subsidiaries and Share-based compensation expense 3,874 4,847 Income tax expense 21 37,756 36,994 share Lifetime expected credit loss 27 2,729 829 Finance and other income, net of finance (32,945) (28,187) except costs Diminution in the value of investments in 27 (1,554) 359 subsidiaries millions, Changes in operating assets and liabilities in (Increase)/Decrease in trade receivables (17,933) 3,627 I (Increase)/Decrease in unbilled receivables ( (13,532) (2,920) and contract assets (Increase)/Decrease in inventories 154 107 (Increase)/Decrease in other financial (2,735) 5,740 assets and other assets Increase/(Decrease) in trade payables, Flows other financial liabilities, other liabilities 1,992 9,341 and provisions Increase/(Decrease) in contract liabilities 3,667 845 Cash generated from operating activities 115,040 154,226 before taxes Cash Income taxes paid, net (19,332) (20,860) Net cash generated from operating activities 95,708 133,366 Cash flows from investing activities of Payment for purchase of property, plant and (12,350) (10,956) equipment Proceeds from disposal of property, plant 648 1,789 and equipment Payment for purchase of investments (778,407) (797,809) Proceeds from sale of investments 796,704 704,597 Investment in subsidiaries (33,548) (51) Repayment of security deposit for property, — (300) plant and equipment Interest received 26,680 23,818 Dividend received 11,065 5,163 Net cash generated from/(used in)investing 10,792 (73,749) Statements activities

210 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS (I in millions, except share and per share data, unless otherwise stated) For the year ended For the year ended Notes March 31, 2026 March 31, 2025 Cash flows from financing activities Proceeds from issuance of equity shares and shares pending allotment 33 27 Repayment of borrowings (218,000) (176,000) Proceeds from borrowings 219,000 194,750 Payment of lease liabilities including interest 5 (5,754) (5,254) Payment of dividend (115,206) (62,750) Interest and finance costs paid (4,343) (4,810) Net cash used in financing activities (124,270) (54,037) Net increase/(decrease) in cash and cash equivalents during the year (17,770) 5,580 Effect of exchange rate changes on cash and cash equivalents 206 (293) Cash and cash equivalents at the beginning of the year 10 44,342 39,055 Cash and cash equivalents at the end of the year 10 26,778 44,342 Refer to Note 15 for supplementary information on statement of cash flows. The accompanying notes form an integral part of these standalone financial statements As per our report of even date attached For and on behalf of the Board of Directors for Deloitte Haskins & Sells LLP Rishad A. Premji Deepak M. Satwalekar Srinivas Pallia Chartered Accountants Chairman Director Chief Executive Officer and Firm’s Registration No.: 117366W/W—100018 (DIN: 02983899) (DIN: 00009627) Managing Director (DIN: 10574442) Anand Subramanian Aparna C. Iyer M. Sanaulla Khan Partner Chief Financial Officer Company Secretary Membership No.: 110815 Membership No.: F4129 Bengaluru June 2, 2026 - 26 2025 REPORT ANNUAL INTEGRATED WIPRO

211 stated) 1. THE COMPANY OVERVIEW Wipro Limited (“Wipro” or “the Company” or “we” or “our” or “us”), is a leading artificial intelligence (“AI”) powered technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation otherwise needs. Leveraging our consulting-led approach and the Wipro Intelligence™ unified suite of AI-powered platforms, solutions and transformative offerings, we help clients realise unless their boldest ambitions to build intelligent and sustainable businesses. data, Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 share 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National per Stock Exchange of India Limited. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange. Statements and The Company’s Board of Directors authorised these standalone financial statements for share issue on June 2, 2026. except 2. BASIS OF PREPARATION OF STANDALONE FINANCIAL STATEMENTS millions, (i) Statement of compliance and basis of preparation in The standalone financial statements have been prepared in compliance with Indian I Financial ( Accounting Standards (“Ind AS”), the provisions of Schedule III to the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Companies Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendments issued thereafter. All accounting policies have been applied consistently to all periods presented in these standalone financial statements, except for the adoption of new accounting standards, amendments and interpretations effective from April 1, 2025. The standalone financial statements correspond to the classification provisions contained in Ind AS 1, “Presentation of Financial Statements”. For clarity, various items are aggregated in the statement of profit and loss and balance sheet. These items are disaggregated separately in the notes to the standalone financial statements, Standalone where applicable. The assets which are expected to be realised within a period of twelve months from the end of reporting period are classified as current assets. Similarly, the liabilities which the are expected to be settled within a period of twelve months from the end of reporting period are classified as current liabilities. All other assets and liabilities are classified as to non-current. All amounts included in the standalone financial statements are reported in millions of Indian Rupees (I in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures. Notes Previous year figures have been regrouped/rearranged, wherever necessary.

212 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) (ii) Basis of measurement a) Revenue recognition: The Company applies judgement to determine whether each product The standalone financial statements have been or service promised to a customer is capable prepared on a historical cost convention and on an of being distinct, and is distinct in the context accrual basis, except for the following material items, of the contract, if not, the promised product or which have been measured at fair value as required service is combined and accounted as a single by relevant Ind AS: performance obligation. The Company allocates the Transaction Price (as defined below in Note a) Derivative financial instruments; 3(xiii)) to separately identifiable performance b) Financial instruments classified as fair value obligation deliverables based on their relative through other comprehensive income or fair stand-alone selling price. In cases where the value through profit or loss; Company is unable to determine the stand-alone selling price the Company uses expected c) The defined benefit liability/(asset) is recognised cost-plus margin approach in estimating the as the present value of defined benefit obligation stand-alone selling price. The Company uses less fair value of plan assets; and the percentage of completion method using d) Contingent consideration. the input (cost expended) method to measure progress towards completion in respect of (iii) Use of estimates and judgement fixed price contracts. Percentage of completion method accounting relies on estimates of The preparation of these standalone financial total expected contract revenue and costs. statements in conformity with Ind AS requires the This method is followed when reasonably management to make judgements, accounting dependable estimates of the revenues and costs estimates and assumptions that affect the application applicable to various elements of the contract of accounting policies and the reported amounts of can be made. Key factors that are reviewed in assets, liabilities, income and expenses. Accounting estimating the future costs to complete include estimates are monetary amounts in the standalone estimates of future labor costs and productivity financial statements that are subject to measurement efficiencies. Because the financial reporting uncertainty. An accounting policy may require items of these contracts depends on estimates that in standalone financial statements to be measured at are assessed continually during the term of monetary amounts that cannot be observed directly these contracts, revenue recognised, profit and and must instead be estimated. In such a case, timing of revenue for remaining performance management develops an accounting estimate to obligations are subject to revisions as the achieve the objective set out by the accounting policy. contract progresses to completion. When Developing accounting estimates involves the use estimates indicate that a loss will be incurred, of judgements or assumptions based on the latest the loss is provided for in the period in which available and reliable information. Actual results may the loss becomes probable. Volume discounts - 26 2025 differ from those accounting estimates. are recorded as a reduction of revenue. When Accounting estimates and underlying assumptions the amount of discount varies with the levels of REPORT are reviewed on an ongoing basis. Changes to revenue, volume discount is recorded based on accounting estimates are recognised in the period in estimate of future revenue from the customer. which the estimates are changed and in any future b) Impairment testing: Goodwill recognised on ANNUAL periods affected. In particular, information about material areas of estimation, uncertainty and critical business combination is tested for impairment at least annually and when events occur or judgements in applying accounting policies that have changes in circumstances indicate that the INTEGRATED the material effect on the amounts recognised in the recoverable amount of goodwill or a cash standalone financial statements are included in the generating unit to which goodwill pertains, is less WIPRO following notes: than the carrying value. The Company assesses acquired intangible assets with finite useful

213 Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) life for impairment whenever events or changes in estimating the acquisition date fair value of the circumstances indicate that the carrying amount identifiable assets acquired (including useful life may not be recoverable. The recoverable amount estimates), liabilities assumed, and contingent of an asset or a cash generating unit is higher of consideration assumed involves management value in use and fair value less cost of disposal. judgement. These measurements are based on The calculation of value in use of an asset or a cash information available at the acquisition date and are generating unit involves use of significant estimates based on expectations and assumptions that have and assumptions which include turnover, growth been deemed reasonable by management. Changes rates and net margins used to calculate projected in these judgements, estimates, and assumptions future cash flows, risk-adjusted discount rate, future can materially affect the results of operations. economic and market conditions. f) Defined benefit plans and compensated absences: c) Impairment of investment in subsidiaries: The The cost of the defined benefit plans, compensated Company reviews its carrying value of investments absences and the present value of the defined carried at cost (net of impairment, if any) annually benefit obligations are based on actuarial valuation or more frequently when there is indication for using the projected unit credit method. An actuarial impairment. If the recoverable amount is less than valuation involves making various assumptions that its carrying amount, the impairment loss is accounted may differ from actual developments in the future. for in the statement of profit and loss. These include the determination of the discount rate, future salary increases and mortality rates. Due d) Income taxes: The major tax jurisdictions for the to the complexities involved in the valuation and Company are India and the United States. its long-term nature, a defined benefit obligation is Significant judgements are involved in determining highly sensitive to changes in these assumptions. All the provision for income taxes including judgement assumptions are reviewed at each reporting date. on whether tax positions are probable of being g) Expected credit losses on financial assets: The sustained in tax assessments. A tax assessment can impairment provisions of financial assets are based involve complex issues, which can only be resolved on assumptions about risk of default and expected over extended time periods. timing of collection. The Company uses judgement Deferred tax is recorded on temporary differences in making these assumptions and selecting the between the tax bases of assets and liabilities and inputs to the expected credit loss calculation based their carrying amounts, at the rates that have been on the Company’s history of collections, customer’s enacted or substantively enacted at the reporting creditworthiness, existing market conditions as well date. The ultimate realisation of deferred tax assets as forward-looking estimates at the end of each is dependent upon the generation of future taxable reporting period. profits during the periods in which those temporary h) Useful lives of property, plant and equipment: The differences and tax loss carry-forwards become Company depreciates property, plant and equipment deductible. The Company considers expected on a straight-line basis over estimated useful lives reversal of deferred tax liabilities and projected of the assets. The charge in respect of periodic future taxable income in making this assessment. depreciation is derived based on an estimate of The amount of deferred tax assets considered an asset’s expected useful life and the expected realisable, however, could reduce in the near term if residual value at the end of its life. The lives are based estimates of future taxable income during the carry-on historical experience with similar assets as well as forward period are reduced. anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually. e) Business combinations: In accounting for business combinations, judgement is required to assess i) Provisions and contingent liabilities: The Company whether an identifiable intangible asset is to be estimates the provisions that have present obligations recorded separately from goodwill. Additionally, as a result of past events, and it is probable that

214 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) outflow of resources will be required to settle the denominated in foreign currency and measured at obligations. These provisions are reviewed at the historical cost are translated at the exchange rate end of each reporting date and are adjusted to prevalent at the date of transaction. Translation reflect the current best estimates. differences on non-monetary financial assets measured at fair value at the reporting date, such as The Company uses significant judgement to equities classified as financial instruments measured disclose contingent liabilities. Contingent liabilities at fair value through other comprehensive income are are disclosed when there is a possible obligation included in other comprehensive income, net of taxes. arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events (iii) Financial instruments not wholly within the control of the Company or a present obligation that arises from past events a) Non-derivativefinancialinstruments: where it is either not probable that an outflow of Non derivative financial instruments consist of: resources will be required to settle the obligation or a reliable estimate of the amount cannot be • financial assets, which include cash and made. Contingent assets are neither recognised cash equivalents, trade receivables, unbilled nor disclosed in the financial statements. receivables, finance lease receivables, employee and other advances, investments in equity and debt securities and eligible current and non-current 3. MATERIAL ACCOUNTING POLICY assets; and INFORMATION • financial liabilities, which include borrowings, trade (i) Functional and presentation currency payables, lease liabilities, and eligible current and non-current liabilities. These standalone financial statements are presented in Indian Rupees, which is the functional currency of Non- derivative financial instruments other than trade the Company. receivables and unbilled receivables are recognised initially at fair value. However, trade receivables (ii) Foreign currency transactions and unbilled receivables that do not contain a significant financing component are measured at the and translation Transaction Price. Subsequent to initial recognition, Transactions in foreign currency are translated into non-derivative financial instruments are measured as the functional currency using the exchange rates described below: prevailing at the date of the transaction. Foreign A. Cash and cash equivalents exchange gains and losses resulting from the settlement of such transactions and from translation The Company’s cash and cash equivalents at the exchange rates prevailing at the reporting date consist of cash on hand and in banks and demand—26 of monetary assets and liabilities denominated in deposits with banks, which can be withdrawn 2025 foreign currencies are recognised in the statement of at any time, without prior notice or penalty on profit and loss and reported within foreign exchange the principal. REPORT gains/(losses), net, within results of operating activities except when deferred in other comprehensive income For the purposes of the statement of cash as qualifying cash flow hedges and qualifying net flows, cash and cash equivalents include cash ANNUAL investment hedges. Net loss relating to translation on hand, in banks and demand deposits with banks, net of outstanding bank overdrafts that or settlement of borrowings denominated in foreign currency are reported within finance costs. Net gain are repayable on demand and are considered INTEGRATED relating to translation or settlement of borrowings part of the Company’s cash management denominated in foreign currency are reported within system. In the balance sheet, bank overdrafts Other income. Non-monetary assets and liabilities are presented under borrowings within current WIPRO financial liabilities.

215 Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) B. Investments losses arising on re-measurement recognised in the statement of profit and loss. The gain or loss Financial instruments measured at on disposal is recognised in the statement of profit amortised cost: and loss. Debt instruments that meet the following criteria Interest income is recognised in the statement of are measured at amortised cost (except for debt profit and loss for FVTPL debt instruments. Dividends instruments that are designated at fair value through on financial assets at FVTPL is recognised when the profit or loss on initial recognition): Company’s right to receive dividends is established. • the asset is held within a business model whose objective is to hold assets in order to collect Investments in equity instruments: contractual cash flows; and The Company carries certain equity instruments • the contractual terms of the instrument give rise which are not held for trading. At initial recognition, on specified dates to cash flows that are solely the Company may make an irrevocable election payment of principal and interest on the principal to present subsequent changes in the fair value amount outstanding. of an investment in an equity instrument in other comprehensive income (FVTOCI) or through Financial instruments measured at fair value statement of profit and loss (FVTPL). For investments through other comprehensive income (“FVTOCI”): designated to be classified as FVTOCI, movements Debt instruments that meet the following criteria are in fair value of investments are recognised in other measured at FVTOCI (except for debt instruments comprehensive income and the gain or loss is that are designated at fair value through profit or loss not transferred to statement of profit and loss on on initial recognition): disposal of investments. For investments designated to be classified as FVTPL, both movements in fair • the asset is held within a business model value of investments and gain or loss on disposal whose objective is achieved both by collecting of investments are recognised in the statement of contractual cash flows and selling the financial profit and loss. asset; and Dividends from these investments are recognised in • the contractual terms of the instrument give rise the statement of profit and loss when the Company’s on specified dates to cash flows that are solely right to receive dividends is established. payment of principal and interest on the principal amount outstanding. When the investment in equity instruments is derecognised, the cumulative gain or loss in Interest income is recognised in statement of other comprehensive income is transferred to profit and loss for FVTOCI debt instruments. Other retained earnings. changes in fair value of FVTOCI financial assets are recognised in other comprehensive income. Investments in subsidiaries: When the investment is disposed of, the cumulative gain or loss previously accumulated in reserves is Investment in equity instruments of subsidiaries are transferred to statement of profit and loss. measured at cost less impairment. Investment in redeemable preference shares Financial instruments measured at fair value of subsidiaries are measured at FVTPL. These through profit or loss(“FVTPL”): investments are measured at fair value at the end Instruments that do not meet the amortised cost or of each reporting period, with any gains or losses FVTOCI criteria are measured at FVTPL. Financial arising on re-measurement recognised in statement assets at FVTPL are measured at fair value at the of profit and loss. The gain or loss on disposal is end of each reporting period, with any gains or recognised in statement of profit and loss.

216 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) C. Other financial assets A. Cash flow hedges Other financial assets are non-derivative financial Changes in the fair value of the derivative assets with fixed or determinable payments hedging instruments designated as a cash flow that are not quoted in an active market. These hedge are recognised in other comprehensive comprise trade receivables, unbilled receivables, income and held in cash flow hedging reserve, finance lease receivables, employee and other net of taxes, a component of equity, to the extent advances and eligible current and non-current that the hedge is effective. To the extent that the assets. They are presented as current assets, hedge is ineffective, changes in fair value are except for those expected to be realised later recognised in the statement of profit and loss and than twelve months after the reporting date reported within foreign exchange gains/(losses), which are presented as non-current assets. All net, within results from operating activities. If the financial assets are initially recognised at fair hedging instrument no longer meets the criteria value and subsequently measured at amortised for hedge accounting, then hedge accounting cost using the effective interest method, less any is discontinued prospectively. If the hedging impairment losses. However, trade receivables instrument expires or is sold, terminated or and unbilled receivables that do not contain a exercised, the cumulative gain or loss on the significant financing component are measured hedging instrument recognised in cash flow at the Transaction Price. hedging reserve till the period the hedge was effective remains in cash flow hedging reserve D. Trade payables and other liabilities until the forecasted transaction occurs. The cumulative gain or loss previously recognised Trade payables and other liabilities are initially in the cash flow hedging reserve is transferred recognised at the transaction price, and to the statement of profit and loss upon the subsequently carried at amortised cost using occurrence of the related forecasted transaction. the effective interest method. For these financial If the forecasted transaction is no longer instruments, the carrying amounts approximate expected to occur, such cumulative balance is fair value due to the short-term maturity of immediately recognised in the statement of profit these instruments. Contingent consideration and loss. recognised in a business combination is initially recognised at fair value and subsequently B. Others measured at fair value through profit or loss. Changes in fair value of foreign currency b) Derivative financial instruments derivative instruments not designated as cash flow hedges are recognised in the statement The Company is exposed to foreign currency of profit and loss and reported within foreign fluctuations on foreign currency assets, liabilities, net exchange gains/(losses), net, within results from 26 investment in foreign operations and forecasted cash—operating activities. 2025 flows denominated in foreign currency. Changes in fair value and gains/(losses), net, The Company limits the effect of foreign exchange rate on settlement of foreign currency derivative REPORT fluctuations by following established risk management instruments relating to borrowings, which have policies including the use of derivatives. The Company not been designated as hedges are recorded in ANNUAL enters into derivative financial instruments where the finance costs. counterparty is primarily a bank. Derivative financial instruments are recognised and c) Derecognition of financial instruments measured at fair value. Attributable transaction costs INTEGRATED The Company derecognises a financial asset when are recognised in the statement of profit and loss as cost. the contractual rights to the cash flows from the WIPRO Subsequent to initial recognition, derivative financial financial asset expire or it transfers the financial asset instruments are measured as described below: and the transfer qualifies for derecognition under Ind

217 Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) AS 109. If the Company retains substantially all the risks be utilised in accordance with the provisions of Section 69 and rewards of a transferred financial asset, the Company of the Companies Act, 2013. Capital redemption reserve continues to recognise the financial asset and recognises amounting to I 13 and I 13 as of March 31, 2026 and 2025, a borrowing for the proceeds received. A financial liability respectively, is not freely available for distribution. (or a part of a financial liability) is derecognised from the Company’s balance sheet when the obligation specified e) Retained earnings in the contract is discharged or cancelled or expires. Retained earnings is comprised of the Company’s (iv) Equity and share capital undistributed earnings after taxes and is freely available for distribution. a) Share capital and securities premium The authorised share capital of the Company as at March f) Common Control Transactions Capital Reserve 31, 2026 is I 25,352 divided into 12,543,500,000 equity The Common Control Transactions Capital Reserve is on shares of I 2 each, 25,000,000 preference shares of account of merger of certain wholly owned subsidiaries I 10 each and 150,000, 10% optionally convertible with the Company during the year ended March 31, 2019. cumulative preference shares of I 100 each. Par value As of March 31, 2026 and 2025, this reserve amounting of the equity shares is recorded as share capital and the to I 2,473 and I 2,473, respectively, is not freely available amount received in excess of par value is classified as for distribution. securities premium. Every holder of equity shares, as reflected in the records g) Share options outstanding account of the Company as at the date of the shareholder meeting shall have one vote in respect of each share held for all The Share options outstanding account is used to matters submitted to vote in the shareholder meeting. record the value of equity-settled share-based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to b) Shares held by controlled trust(Treasury securities premium upon exercise of stock options and shares) restricted stock unit options by employees. The Company’s equity shares held by the controlled trust, which is consolidated as part of the Company are classified h) Special Economic Zone re-investment reserve as treasury shares. The Company has 11,905,480 and The Special Economic Zone (“SEZ”) re-investment 11,905,480 treasury shares as at March 31, 2026 and reserve has been created out of profit of eligible Special 2025, respectively. Treasury shares are recorded at Economic Zone units as per provisions of section 10AA acquisition cost. (1)(ii) of the Income–tax Act, 1961 for acquiring new plant and machinery. The said reserve should be utilised by the c) Capital Reserve Company for acquiring plant and machinery as per the Capital reserve amounting to I 1,139 and I 1,139 as of terms of Section 10AA(2) of the Income-tax Act, 1961. This March 31, 2026 and 2025, respectively, is not freely reserve is not freely available for distribution. available for distribution. i) Others d) Capital Redemption Reserve Changes in the fair value of financial instruments As per the Companies Act, 2013, Capital redemption (debt or equity) measured at fair value through reserve is created when a company purchases its own other comprehensive income is recognised in other shares out of free reserves or securities premium. A sum comprehensive income, net of taxes and presented equal to the nominal value of the shares so purchased is within investment in debt instruments measured at fair transferred to capital redemption reserve. The reserve can value through OCI or investment in equity instruments measured at fair value through OCI.

218 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) Actuarial gains and losses on remeasurements of to the acquisition of the asset. General and specific the defined benefit plans are recognised in other borrowing costs directly attributable to the construction comprehensive income, net of taxes and presented of a qualifying asset are capitalised as part of the cost within equity in remeasurement of the defined till all the activities necessary to prepare the qualifying benefit plans. asset for its intended use or sale are substantially completed. The cost and related accumulated depreciation are derecognised upon sale or disposition j) Cash flow hedging reserve of the asset and the resultant gains or losses are Changes in fair value of derivative hedging instruments recognised in the statement of profit and loss. designated and effective as a cash flow hedge are Capital work-in-progress are measured at cost less recognised in other comprehensive income, net accumulated impairment losses, if any. of taxes, and presented within equity as cash flow hedging reserve. b) Depreciation k) Foreign currency translation reserve The Company depreciates property, plant and The exchange differences arising from the translation equipment over the estimated useful life on a straight-of financial statements of foreign operations with line basis from the date the assets are available for functional currency other than Indian Rupees is use. Leasehold improvements are amortised over recognised in other comprehensive income, net of the shorter of estimated useful life of the asset or taxes and is presented within equity in the FCTR. the related lease term. Term licenses are amortised over their respective contract term. Freehold land is not depreciated. The estimated useful life of assets l) Dividend is reviewed and where appropriate are adjusted, A final dividend on equity shares is recorded as a annually. The estimated useful lives of assets are liability on the date of approval by the shareholders. An as follows: interim dividend is recorded as a liability on the date of declaration by the Company’s Board of Directors. Category Useful life Buildings 28 to 40 years m) Buy back of equity shares Plant and equipment 5 to 21 years The buyback of equity shares, including tax thereon Computer equipment and software 2 to 7 years and related transaction costs are recorded as a Furniture, fixtures and equipment 5 years reduction of securities premium and retained earnings. Vehicles 4 to 5 years Further, capital redemption reserve is created as an The Company believes that the technically evaluated apportionment from retained earnings. useful lives, different from Schedule II of the 26 Companies Act, 2013, best represents the period over—2025 n) Bonus issue which these assets are expected to be used. For the purpose of bonus issue, the amount is When parts of an item of property, plant and equipment REPORT transferred from capital redemption reserve, securities have different useful lives, they are accounted for as premium and retained earnings to the share capital. separate items (major components) of property, plant and equipment. Subsequent expenditure relating ANNUAL (v) Property, plant and equipment to property, plant and equipment is capitalised only when it is probable that future economic benefits a) Recognition, measurement and derecognition associated with these will flow to the Company and INTEGRATED Property, plant and equipment are measured at cost the cost of the item can be measured reliably. less accumulated depreciation and impairment losses, Deposits and advances paid towards the acquisition WIPRO if any. Cost includes expenditures directly attributable of property, plant and equipment outstanding as at

219 Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) each reporting date is classified as capital advances under b) Goodwill other non-current assets and the cost of property, plant and equipment not available for use before such date are The excess of the cost of an acquisition over the Company’s disclosed under capital work-in-progress. share in the fair value of the acquiree’s identifiable assets and liabilities is recognised as goodwill. If the excess is negative, a bargain purchase gain is recognised in equity (vi) Business combinations, Goodwill and as capital reserve. Goodwill is measured at cost less Intangible assets accumulated impairment (if any). a) Business combinations Goodwill associated with disposal of an operation that is part of a cash-generating unit is measured based on Business combinations are accounted for using the the relative values of the operation disposed of and the purchase (acquisition) method. The cost of an acquisition portion of the cash-generating unit retained, unless some is measured as the fair value of the assets transferred, other method better reflects the goodwill associated with liabilities incurred or assumed, and equity instruments the operation disposed of. issued at the date of exchange by the Company. Identifiable assets acquired and liabilities and contingent c) Intangible assets liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Intangible assets acquired separately are measured Transaction costs incurred in connection with a business at cost of acquisition. Intangible assets acquired in a acquisition are expensed as incurred. business combination are measured at fair value as at the date of acquisition. Following initial recognition, intangible The cost of an acquisition also includes the fair value of assets are carried at cost less accumulated amortisation any contingent consideration measured as at the date and impairment losses, if any. of acquisition. Any subsequent changes to the fair value of contingent consideration classified as liabilities, other The amortisation of an intangible asset with a finite useful than measurement period adjustments, are recognised in life reflects the manner in which the economic benefit is the statement of profit and loss. expected to be generated. The estimated useful life of amortisable intangibles is Common Control business combinations reviewed and where appropriate is adjusted, annually. The Company accounts for business combinations The estimated useful lives of the amortisable intangible involving entities or businesses in which all the combining assets are as follows: entities or businesses are ultimately controlled by the same party or parties both before and after the business Category Useful life combination and where that control is not transitory are Customer-related intangibles 5 to 10 years accounted for as per the pooling of interest method. The Marketing-related intangibles 7 years business combination is accounted for as if it had occurred at the beginning of the earliest comparative period Customer-related intangibles includes customer contracts presented or, if later, at the date that common control was and customer relationships acquired as a part of Business established; for this purpose, comparative periods are combinations. Marketing-related intangibles includes restated. Assets and liabilities acquired are recognised non-compete acquired as a part of Business combinations. at their carrying amounts. The identity of the reserves is preserved, and they appear in the consolidated financial (vii) Leases statements of the Group in the same form in which they appeared in the financial statements of the acquired The Company evaluates each contract or arrangement, entity. The difference, if any, between the consideration whether it qualifies as lease as defined under Ind AS 116. and the amount of share capital of the acquired entity is transferred to capital reserve. The Company as a lessee The Company enters into an arrangement for lease of land, buildings, plant and equipment including computer

220 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) equipment and vehicles. Such arrangements are The Company applies Ind AS 36 to determine whether generally for a fixed period but may have extension or a RoU asset is impaired and accounts for any identified termination options. The Company assesses whether impairment loss as described in the impairment of a contract is, or contains, a lease at its inception. A non-financial assets below. contract is considered to contain a lease if it conveys For lease liabilities at the commencement of the lease, the right to control the use of an identified asset for a the Company measures the lease liability at the present period of time in exchange for consideration. value of the lease payments that are not paid at that A contract conveys the right to control the use of an date. The lease payments are discounted using the identified asset if the Company has the right to: interest rate implicit in the lease, if that rate is readily determined, if that rate is not readily determined, the a) control use of an identified asset, lease payments are discounted using the incremental b) obtain substantially all the economic benefits borrowing rate that the Company would have to pay from use of the identified asset, and to borrow funds, including the consideration of factors such as the nature of the asset and location, collateral, c) direct the use of the identified asset market terms and conditions, as applicable in a similar The Company determines the lease term as the non- economic environment. cancellable period of a lease, together with periods After the commencement date, the amount of lease covered by an option to extend the lease, where liabilities is increased to reflect the accretion of interest the Company is reasonably certain to exercise that and reduced for the lease payments made. option. The Company makes an assessment on the expected lease term on a lease-by-lease basis and The lease liability is subsequently remeasured by thereby assesses whether it is reasonably certain that increasing the carrying amount to reflect interest on any options to extend or terminate the contract will the lease liability, reducing the carrying amount to be exercised. reflect the lease payments made and remeasuring the carrying amount to reflect any lease modifications. At the commencement of the lease, the Company The Company recognises the amount of the recognises a right of use (“RoU”) asset at cost and re-measurement of lease liability due to modification corresponding lease liability, except for leases with as an adjustment to the RoU asset or in statement term of twelve months or less (“Short-term leases”) of profit and loss, depending upon the nature of and low-value assets. For these Short-term leases and modification. Where the carrying amount of the low-value assets, the Company recognises the lease RoU asset is reduced to zero and there is a further payments as an operating expense on a straight-line reduction in the measurement of the lease liability, basis over the lease term. the Company recognises any remaining amount of the The cost of the RoU assets comprises the amount of re-measurement in the statement of profit and loss. the initial measurement of the lease liability, any lease Payment of lease liabilities including interest are payments made at or before the inception date of the 26—classified as cash used in financing activities in the lease, plus any initial direct costs, plus an estimate of statement of cash flows. 2025 costs to be incurred by the lessee in dismantling and removing the underlying asset or restoring the site on REPORT which it is located less any lease incentives received. The Company as a lessor Subsequently, the RoU assets are measured at cost Leases under which the Company is a lessor are less any accumulated depreciation and accumulated ANNUAL classified as a finance or operating lease. Lease impairment losses, if any. The RoU assets are contracts where all the risks and rewards are depreciated using the straight-line method from the substantially transferred to the lessee are classified commencement date over the shorter of lease term as a finance lease. All other leases are classified as INTEGRATED or useful life of RoU assets. The estimated useful lives operating lease. of RoU assets are determined on the same basis as WIPRO those of property, plant and equipment.

221 Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) For leases under which the Company is an intermediate such investment is the higher of its fair value less cost of lessor, the Company accounts for the head-lease and the disposal (“FVLCD”) and its value-in-use (“VIU”). The VIU sub-lease as two separate contracts. The sub-lease is of the investment is calculated using projected future cash further classified either as a finance lease or an operating flows. If the recoverable amount of the investment is less lease by reference to the RoU asset arising from the than its carrying amount, the carrying amount is reduced head-lease. to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the statement of (viii) Inventories profit and loss. Inventories are valued at lower of cost and net realisable C) Non-financial assets value, including necessary provision for obsolescence. Cost is determined using the weighted average method. The Company assesses long-lived assets such as property, plant and equipment, RoU assets and intangible assets for (ix) Impairment impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of A) Financial assets assets may not be recoverable. If any such indication exists, the Company estimates the recoverable amount The Company applies the expected credit loss model for of the asset or group of assets. recognising impairment loss on financial assets measured at amortised cost, debt instruments classified as FVTOCI, Goodwill is tested for impairment at least annually at trade receivables, unbilled receivables, finance lease the same time and when events occur or changes in receivables and other financial assets. Expected credit circumstances indicate that the recoverable amount of the loss is the difference between the contractual cash flows cash generating unit is less than its carrying value. The and the cash flows that the entity expects to receive goodwill impairment test is performed at the level of cash-discounted using the effective interest rate. generating unit or groups of cash-generating units which represents the lowest level at which goodwill is monitored Loss allowances for trade receivables, unbilled receivables for internal management purposes. and finance lease receivables are measured at an amount equal to lifetime expected credit loss. Lifetime expected The recoverable amount of an asset or cash generating credit losses are the expected credit losses that result unit is the higher of its FVLCD and its VIU. The VIU of from all possible default events over the expected life long-lived assets is calculated using projected future of a financial instrument. Lifetime expected credit loss is cash flows. FVLCD of a cash generating unit is computed computed based on a provision matrix which takes into using turnover and earnings multiples. If the recoverable account, risk profiling of customers and historical credit amount of the asset or the recoverable amount of the loss experience adjusted for forward-looking information. cash generating unit to which the asset belongs is less For other financial assets, expected credit loss is measured than its carrying amount, the carrying amount is reduced at the amount equal to twelve months expected credit loss to its recoverable amount. The reduction is treated as an unless there has been a significant increase in credit risk impairment loss and is recognised in the statement of from initial recognition, in which case those are measured profit and loss. at lifetime expected credit loss. If at the reporting date, there is an indication that a previously assessed impairment loss on property, plant B) Impairment of Investment in subsidiaries and equipment, RoU assets and intangible assets, no The Company assesses investments in subsidiaries for longer exists, the recoverable amount is reassessed and impairment whenever events or changes in circumstances the impairment losses previously recognised are reversed indicate that the carrying amount of the investment such that the asset is recognised at its recoverable amount may not be recoverable. If any such indication exists, but not exceeding written down value which would have the Company estimates the recoverable amount of the been reported if the impairment losses had not been investment in subsidiary. The recoverable amount of recognised initially. An impairment loss in respect of goodwill is not reversed subsequently.

222 STATUTORY REPORTS AND FINANCIAL STATEMENTS | STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

(x) Employee benefits

a) Post-employment plans

The Company participates in various employee benefit plans. Pensions and other post-employment benefits are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, the Company's sole obligation is to pay a fixed amount with no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. The related actuarial and investment risks are borne by the employee. The expenditure for defined contribution plans is recognised as an expense during the period when the employee provides service. Under a defined benefit plan, it is the Company's obligation to provide agreed benefits to the employees. The related actuarial and investment risks are borne by the Company. The present value of the defined benefit obligations is calculated by an independent actuary using the projected unit credit method.

Remeasurements of the defined benefit plans, comprising actuarial gains or losses, the effect of changes to the asset ceiling, and the return on plan assets (excluding interest) are immediately recognised in other comprehensive income, net of taxes and not reclassified to profit or loss in subsequent period.

Net interest recognised in profit or loss is calculated by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability or asset. The actual return on the plan assets above or below the discount rate is recognised as part of remeasurements of the defined benefit plans through other comprehensive income, net of taxes.

Past service cost, both vested and unvested, is recognised as an expense at the earlier of (a) when the plan amendment or curtailment occurs; and (b) when the entity recognises related restructuring costs or termination benefits.

The Company has the following employee benefit plans:

A. Provident fund

Eligible employees receive benefits under the Company's provident fund plan, into which both the employer and employees make periodic contributions to the approved provident fund trust managed by the Company. A portion of the employer's contribution is made to the government administered pension fund. The contributions to the provident fund trust managed by the Company is accounted for as a defined benefit plan as the Company is liable for any shortfall in the fund assets based on the government specified minimum rates of return.

Certain employees receive benefits under the provident fund plan in which both the employer and employees make periodic contributions to the government administered provident fund. A portion of the employer's contribution is made to the government administered pension fund. This is accounted as a defined contribution plan as the obligation of the Company is limited to the contributions made to the fund.

B. Gratuity and foreign pension

In accordance with the Code on Social Security, 2020, applicable for Indian companies, the Company provides for a lump sum payment to eligible employees, at retirement or termination of employment based on the last drawn salary and years of employment with the Company. The gratuity fund is managed by the third-party fund managers.

The Company also maintains pension and similar plans for employees outside India, based on country specific regulations. These plans are partially funded, and the funds are managed by third party fund managers. The plans provide for monthly payout after retirement as per salary drawn and service period or for a lump sum payment as set out in rules of each fund.

The Company's obligations in respect of these plans, which are defined benefit plans, are provided for based on actuarial valuation using the projected unit credit method.

C. Superannuation

Superannuation plan, a defined contribution scheme is administered by third party fund managers. The Company makes annual contributions based on a specified percentage of each eligible employee's salary.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

223 Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) b) Termination benefits intrinsic value on the date of grant approximates the fair value. The expense is recognised in the statement of Termination benefits are expensed when the profit and loss with a corresponding increase to the share Company can no longer withdraw the offer of options outstanding account, a component of equity. those benefits. The equity instruments or cash settled instruments generally vest in a graded manner over the vesting period. c) Short-term benefits The fair value determined at the grant date is expensed Short-term employee benefit obligations such as over the vesting period of the respective tranches of such cash bonus, management incentive plans or profit grants (accelerated amortisation). The stock compensation sharing plans are measured on an undiscounted expense is determined based on the Company’s estimate basis and are recorded as expense as the related of equity instruments or cash settled instruments that will service is provided. A liability is recognised for eventually vest. the amount expected to be paid under short-term Cash settled instruments granted are re-measured by cash bonus, management incentive plans or profit-reference to the fair value at the end of each reporting sharing plans, if the Company has a present legal or period and at the time of vesting. The expense is constructive obligation to pay this amount as a result recognised in the statement of profit and loss with a of past service provided by the employee and the corresponding increase to the financial liability. obligation can be estimated reliably. d) Compensated absences (xii) Provisions The employees of the Company are entitled to Provisions are recognised when the Company has a compensated absences. The employees can carry present obligation (legal or constructive), as a result of forward a portion of the unutilised accumulating a past event, it is probable that an outflow of economic compensated absences and utilise it in future benefits will be required to settle the obligation and periods or receive cash at retirement or termination a reliable estimate can be made of the amount of of employment. The Company records an obligation the obligation. for compensated absences in the period in which the The amount recognised as a provision is the best estimate employee renders the services that increases this of the consideration required to settle the present entitlement. The Company measures the expected obligation at the end of the reporting period, considering cost of compensated absences as the additional the risks and uncertainties surrounding the obligation. amount that the Company expects to pay as a result of the unused entitlement that has accumulated When some or all of the economic benefits required to at the end of the reporting period. The Company settle a provision are expected to be recovered from a recognises accumulated compensated absences third party, the receivable is recognised as an asset, if it is based on actuarial valuation using the projected virtually certain that reimbursement will be received and unit credit method. Non-accumulating compensated the amount of the receivable can be measured reliably. absences are recognised in the period in which the Provisions for onerous contracts are recognised when the absences occur. expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting (xi) Share-based payment transactions the future obligations under the contract. Provisions for onerous contracts are measured at the present value of Selected employees of the Company receive remuneration lower of the expected net cost of fulfilling the contract and in the form of equity settled instruments or cash settled the expected cost of terminating the contract. instruments, for rendering services over a defined vesting period and for Company’s performance-based stock options over the defined period. Equity instruments (xiii) Revenue granted are measured by reference to the fair value of The Company derives revenue primarily from software the instrument at the date of grant. In cases, where equity development, maintenance of software/hardware and instruments are granted at a nominal exercise price, the

224 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) related services, consulting services, business to measure progress towards completion requires process services and sale of IT products. judgement and is based on the nature of the promised products or services to be provided. Revenues from customer contracts are considered for recognition and measurement when the contract The method for recognising revenues and costs has been approved by the parties to the contract, the depends on the nature of contracts with customers parties to contract are committed to perform their as given below: respective obligations under the contract, and the contract is legally enforceable. Revenue is recognised A. Time and materials contracts upon transfer of control of promised products or services to customers in an amount that reflects the Revenues and costs relating to time and materials consideration the Company expects to receive (the contracts are recognised as the related services “Transaction Price”). Revenue towards satisfaction of are rendered. the performance obligation is measured at the amount of the Transaction Price (net of variable consideration B. Fixed-price contracts on account of discounts and allowances) allocated to that performance obligation. To recognise revenues, i) Fixed-price development contracts the Company applies the following five step approach: Revenues from fixed-price development (1) identify the contract with a customer, (2) identify the contracts, including software development, and performance obligations in the contract, (3) determine integration contracts, where the performance the Transaction Price, (4) allocate the Transaction obligations are satisfied over time, are recognised Price to the performance obligations in the contract, using the “percentage-of-completion” method. and (5) recognise revenues when a performance The performance obligations are satisfied as obligation is satisfied. When there is uncertainty as to and when the services are rendered since the collectability, revenue recognition is postponed until customer generally obtains control of the work such uncertainty is resolved. as it progresses. Percentage of completion is At contract inception, the Company assesses its determined based on project costs incurred to promise to transfer products or services to a customer date as a percentage of total estimated project to identify separate performance obligations. The costs required to complete the project. The Company applies judgement to determine whether cost expended (or input) method has been each product or service promised to a customer used to measure progress towards completion is capable of being distinct, and are distinct in the as there is a direct relationship between input context of the contract, if not, the promised products and productivity. This method is followed or services are combined and accounted as a single when reasonably dependable estimates of performance obligation. The Company allocates the revenues and costs applicable to various the Transaction Price to separately identifiable elements of the contract can be made. Key factors performance obligations based on their relative stand- that are reviewed in estimating the future costs - 26 2025 alone selling price or residual method. Stand-alone to complete include estimates of future labor selling prices are determined based on sale prices costs and productivity efficiencies. Because the for the components when they are regularly sold financial reporting of these contracts depends on REPORT estimates that are assessed continually during separately, in cases where the Company is unable to the term of these contracts, revenue recognised, determine the stand-alone selling price, the Company ANNUAL uses third-party prices for similar deliverables or the profit and timing of revenue for remaining Company uses expected cost-plus margin approach performance obligations are subject to revisions in estimating the stand-alone selling price. as the contract progresses to completion. If the For performance obligations where control is Company is not able to reasonably measure the INTEGRATED progress of completion, revenue is recognised transferred over time, revenues are recognised only to the extent of costs incurred for which WIPRO by measuring progress towards completion of the recoverability is probable. When total cost performance obligation. The selection of the method

225 Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) estimates exceed revenues in an arrangement, the C. Products estimated losses are recognised in the statement of profit and loss in the period in which such losses Revenue on product sales are recognised when the become probable based on the current contract customer obtains control of the specified product. estimates as an onerous contract provision. D. Others A contract asset is a right to consideration that is conditional upon factors other than the passage • Any change in scope or price is considered as a contract of time. Contract assets primarily relate to unbilled modification. The Company accounts for modifications amounts on fixed-price development contracts to existing contracts by assessing whether the services and are classified as non-financial asset as the added are distinct and whether the pricing is at the contractual right to consideration is dependent on stand-alone selling price. Services added that are completion of contractual milestones. not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted A contract liability is an entity’s obligation to transfer for prospectively, either as a separate contract if the goods or services to a customer for which the entity additional services are priced at the stand-alone selling has received consideration (or the amount is due) price, or as a termination of the existing contract and from the customer. creation of a new contract if not priced at the stand- ii) Maintenance contracts alone selling price. • The Company accounts for variable considerations Revenues related to fixed-price maintenance like, volume discounts, rebates and pricing incentives contracts are recognised on a straight-line basis to customers and penalties as reduction of revenue on when services are performed through an indefinite a systematic and rational basis over the period of the number of repetitive acts over a specified period contract. The Company estimates an amount of such or ratably using percentage of completion method variable consideration using expected value method when the pattern of benefits from the services or the single most likely amount in a range of possible rendered to the customers and the cost to fulfil the consideration depending on which method better contract is not even through the period of contract predicts the amount of consideration to which the because the services are generally discrete in nature Company may be entitled and when it is probable that and not repetitive. a significant reversal of cumulative revenue recognised Revenue for contracts in which the invoicing is will not occur when the uncertainty associated with the representative of the value being delivered is variable consideration is resolved. recognised based on our right to invoice. If our • Revenues are shown net of allowances/returns, sales invoicing is not consistent with value delivered, tax, value added tax, goods and services tax and revenues are recognised as the service is performed applicable discounts. using the percentage of completion method. • The Company may enter into arrangements with third In certain projects, a fixed quantum of service or party suppliers to resell products or services. In such output units is agreed at a fixed price for a fixed cases, the Company evaluates whether the Company term. In such contracts, revenue is recognised with is the principal (i.e. report revenues on a gross basis) respect to the actual output achieved till date as a or agent (i.e. report revenues on a net basis). In doing percentage of total contractual output. Any residual so, the Company first evaluates whether the Company service unutilised by the customer is recognised as controls the good or service before it is transferred to revenue on completion of the term. the customer. The Company considers whether it has iii) Element or Volume based contracts the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine Revenues and costs are recognised as the related whether it controls the goods or services and therefore, services are rendered. is acting as a principal or an agent. If the Company controls the good or service before it is transferred to

226 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) the customer, the Company is the principal; if not, (xiv) Finance costs the Company is the agent. Finance costs comprise interest on borrowings, interest • Estimates of the Transaction Price and total costs or on lease liabilities, interest on tax matters, interest on efforts are continuously monitored over the term of net defined benefit liability, net loss on translation or the contract and are recognised in net profit in the settlement of foreign currency borrowings, changes period when these estimates change or when the in fair value of derivative instruments and gains/ estimates are revised. Revenues and the estimated (losses) of settlement of borrowing related derivative total costs or efforts are subject to revision as the instruments. Borrowing costs that are not directly contract progresses. attributable to a qualifying asset are recognised in • The Company accrues the estimated cost of the statement of profit and loss using the effective warranties at the time when the revenue is interest method. recognised. The accruals are based on the Company’s historical experience of material usage (xv) Finance and other income and service delivery costs. Finance and other income comprises interest income • Incremental costs that relate directly to a contract on deposits, dividend income, gains/(losses) on and incurred in securing a contract with a customer disposal of investments, gains/(losses) on investments are recognised as an asset when the Company classified as FVTPL, net gain on translation or expects to recover these costs. settlement of foreign currency borrowings, changes in fair value and gains/(losses) on settlement of related • The Company recognises contract fulfilment cost derivative instruments and net gains/(losses) on sale as an asset if those costs specifically relate to a of property, plant and equipment. Interest income contract or to an anticipated contract, the costs is recognised using the effective interest method. generate or enhance resources that will be used in Dividend income is recognised when the right to satisfying performance obligations in future; and receive payment is established. the costs are expected to be recovered. • Costs to obtain contracts relating to upfront (xvi) Income tax payments to customers are amortised to revenue and other costs to obtain contracts and costs to fulfil Income tax comprises current and deferred tax. contracts are amortised to cost over the respective Income tax expense is recognised in the statement contract life on a systematic basis consistent with of profit and loss except to the extent it relates to the transfer of goods or services to customer to a business combination, or items directly recognised which the asset relates. in equity or in other comprehensive income. • The Company assesses the timing of the transfer a) Current income tax of goods or services to the customer as compared - 26 to the timing of payments to determine whether Current income tax for the current and prior periods 2025 a significant financing component exists. As a are measured at the amount expected to be recovered practical expedient, the Company does not assess from or paid to the taxation authorities based on the REPORT the existence of a significant financing component taxable income for the period. The tax rates and tax when the difference between payment and transfer laws used to compute the current tax amounts are of deliverables is twelve months or less. If the those that are enacted or substantively enacted as ANNUAL difference in timing arises for reasons other than at the reporting date and applicable for the period. the provision of finance to either the customer or While determining the tax provisions, the Company us, no financing component is deemed to exist. assesses whether each uncertain tax position is to be considered separately or together with one or more INTEGRATED • Unbilled receivables are classified as a financial asset where the right to consideration is uncertain tax positions depending upon the nature and circumstances of each uncertain tax position. unconditional and only the passage of time is WIPRO The Company offsets current tax assets and current required before the payment is due.

227 Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) tax liabilities, where it has a legally enforceable right to entities where there is a right and an intention to settle set off the recognised amounts and where it intends the current tax liabilities and assets on a net basis or their either to settle on a net basis, or to realise the asset and tax assets and liabilities will be realised simultaneously. liability simultaneously. (xvii) Earnings per share b) Deferred income tax Basic earnings per share is computed using the weighted Deferred income tax is recognised using the balance average number of equity shares outstanding during sheet approach. Deferred income tax assets and liabilities the period adjusted for treasury shares held. Diluted are recognised for deductible and taxable temporary earnings per share is computed using the weighted-differences arising between the tax base of assets and average number of equity and dilutive equivalent shares liabilities and their carrying amount in these standalone outstanding during the period, using the treasury stock financial statements, except when the deferred income tax method for options, except where the results would be arises from the initial recognition of goodwill or an asset or anti-dilutive. liability in a transaction that is not a business combination The number of equity shares and potentially dilutive and affects neither accounting nor taxable profits or loss equity shares are adjusted retrospectively for all periods at the time of the transaction. presented for any splits and bonus shares issues including Deferred income tax assets are recognised to the extent for change effected prior to the approval of the standalone it is probable that taxable profit will be available against financial statements by the Company’s Board of Directors. which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can (xviii) Statement of cash flows be utilised. Cash flows are reported using the indirect method, Deferred income tax liabilities are recognised for all whereby profit for the period is adjusted for the effects taxable temporary differences except in respect of taxable of transactions of a non-cash nature, any deferrals or temporary differences that is expected to reverse within accruals of past or future operating cash receipts or the tax holiday period, taxable temporary differences payments and item of income or expenses associated associated with investments in subsidiaries, associates with investing or financing cash flows. The cash generated and foreign branches where the timing of the reversal from/(used in) operating, investing and financing activities of the temporary difference can be controlled and it is of the Company are segregated. probable that the temporary difference will not reverse in the foreseeable future. New Accounting standards, amendments The carrying amount of deferred income tax assets is and interpretations adopted by the Company reviewed at each reporting date and reduced to the extent effectivefromApril1,2025: that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income AmendmentstoIndAS21 –The effects of changes in tax asset to be utilised. Foreign exchange rates Deferred income tax assets and liabilities are measured The amendment clarifies how an entity should assess at the tax rates that are expected to apply in the period whether a currency is exchangeable and how it should when the asset is realised or the liability is settled, based determine a spot exchange rate when exchangeability is on tax rates (and tax laws) that have been enacted or lacking, as well as require the disclosure of information substantively enacted at the reporting date. that enables users of financial statements to understand the impact of a currency not being exchangeable. These The Company offsets deferred income tax assets and amendments are effective for annual reporting periods liabilities, where it has a legally enforceable right to offset beginning on or after April 1, 2025. The adoption of these current tax assets against current tax liabilities, and they amendments to Ind AS 21 did not have any material impact relate to taxes levied by the same taxation authority on on the standalone financial statements. either the same taxable entity, or on different taxable

228 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Amendments to Ind AS 1 – Presentation of Financial statements

On August 13, 2025, the MCA has issued "Classification of liabilities as current or non-current and non-current liabilities with covenants (Amendments to Ind AS 1)" The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after April 1, 2025, and are to be applied retrospectively. The adoption of these amendments to Ind AS 1 did not have any material impact on the standalone financial statements.

Amendments to Ind AS 7 - Statement of cash flows and Ind AS 107 - Financial Instruments

On August 13, 2025, MCA issued 'Supplier Finance Arrangements (Amendments to Ind AS 7 and Ind AS 107)', that require companies to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the companies liabilities and cash flows and on the companies exposure to liquidity risk. These amendments are effective for annual reporting periods beginning on or after April 1, 2025 and are to be applied retrospectively. The adoption of these amendments to Ind AS 7 and Ind AS 107 did not have any material impact on the standalone financial statements.

Amendments to Ind AS 12 – Income taxes

On August 13, 2025, the MCA issued International Tax Reform - Pillar Two Model Rules - Amendments to Ind AS 12 "Income Taxes" to clarify the application of Ind AS 12 to income taxes arising from tax law enacted or substantively enacted to implement the Organisation for Economic Co-operation and Development (OECD), including tax law that implements qualified domestic minimum top-up taxes described in those rules.

The Company has applied the temporary exception from the accounting requirements for deferred taxes in Ind AS 12. Accordingly, the Company neither recognised, nor disclosed information about deferred tax assets and liabilities related to Pillar Two income taxes.

New accounting standards, amendments and interpretations not yet adopted by the company:

Ministry of Corporate Affairs ("MCA") notifies new standards or amendments to the existing standards under Companies (Indian Accounting Standards) Rules as issued from time to time. For the year ended March 31, 2026, MCA has not notified any new standards or amendments to the existing standards applicable to the Company.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

229

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

4. PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Plant and equipment [1]	Furniture and fixtures	Office equipment	Vehicles	Total
Gross carrying value:							
As at April 1, 2025	₹ 4,205	₹ 48,535	₹ 74,919	₹ 17,321	₹ 6,456	₹ 22	₹ 151,458
Additions	-	656	6,338	1,524	611	3	9,132
Disposals	-	(447)	(11,616)	(1,111)	(522)	(1)	(13,697)
As at March 31, 2026	₹ 4,205	₹ 48,744	₹ 69,641	₹ 17,734	₹ 6,545	₹ 24	₹ 146,893
Accumulated depreciation/ impairment:							
As at April 1, 2025	₹ -	₹ 11,388	₹ 53,063	₹ 11,511	₹ 4,969	₹ 10	₹ 80,941
Depreciation and impairment	-	1,340	7,230	2,062	530	4	11,166
Disposals	-	(330)	(11,445)	(1,067)	(517)	(1)	(13,360)
As at March 31, 2026	₹ -	₹ 12,398	₹ 48,848	₹ 12,506	₹ 4,982	₹ 13	₹ 78,747
Net carrying value as at March 31, 2026	₹ 4,205	₹ 36,346	₹ 20,793	₹ 5,228	₹ 1,563	₹ 11	₹ 68,146
Gross carrying value:							
As at April 1, 2024	₹ 4,211	₹ 44,274	₹ 75,559	₹ 15,969	₹ 6,090	₹ 17	₹ 146,120
Adjustment on account of merger	-	162	1,024	103	118	-	1,407
Adjusted balance as at April 1, 2024	₹ 4,211	₹ 44,436	₹ 76,583	₹ 16,072	₹ 6,208	₹ 17	₹ 147,527
Additions	-	4,585	8,661	2,746	730	9	16,731
Disposals	(6)	(486)	(10,325)	(1,497)	(482)	(4)	(12,800)
As at March 31, 2025	₹ 4,205	₹ 48,535	₹ 74,919	₹ 17,321	₹ 6,456	₹ 22	₹ 151,458
Accumulated depreciation/ impairment:							
As at April 1, 2024	₹ -	₹ 10,093	₹ 53,776	₹ 10,801	₹ 4,877	₹ 10	₹ 79,557
Adjustment on account of merger	-	161	788	97	74	-	1,120
Adjusted balance as at April 1, 2024	₹ -	₹ 10,254	₹ 54,564	₹ 10,898	₹ 4,951	₹ 10	₹ 80,677
Depreciation and impairment	-	1,368	8,426	1,913	481	4	12,192
Disposals	-	(234)	(9,927)	(1,300)	(463)	(4)	(11,928)
As at March 31, 2025	₹ -	₹ 11,388	₹ 53,063	₹ 11,511	₹ 4,969	₹ 10	₹ 80,941
Net carrying value as at March 31, 2025	₹ 4,205	₹ 37,147	₹ 21,856	₹ 5,810	₹ 1,487	₹ 12	₹ 70,517

[1] Including net carrying value of computer equipment and software amounting to ₹ 11,976 and ₹ 12,252 as at March 31, 2026 and 2025, respectively.

230 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

5. RIGHT-OF-USE ASSETS

	Category of Right-of-Use asset				
	Land	Buildings	Plant and equipment	Vehicles	Total
Gross carrying value:					
As at April 1, 2025	₹ 1,122	₹ 19,590	₹ 3	₹ -	₹ 20,715
Additions	-	4,777	-	-	4,777
Disposals	-	(3,457)	(2)	-	(3,459)
As at March 31, 2026	₹ 1,122	₹ 20,910	₹ 1	₹ -	₹ 22,033
Accumulated depreciation					
As at April 1, 2025	₹ 106	₹ 7,697	₹ 3	₹ -	₹ 7,806
Depreciation	19	2,706	-	-	2,725
Disposals	-	(3,002)	(2)	-	(3,004)
As at March 31, 2026	₹ 125	₹ 7,401	₹ 1	₹ -	₹ 7,527
Net carrying value as at March 31, 2026	₹ 997	₹ 13,509	₹ -	₹ -	₹ 14,506
Gross carrying value:					
As at April 1, 2024	₹ 1,343	₹ 9,914	₹ 106	₹ 28	₹ 11,391
Adjustment on account of merger	-	2,146	-	1	2,147
Adjusted balance as at April 1, 2024	₹ 1,343	₹ 12,060	₹ 106	₹ 29	₹ 13,538
Additions	-	8,243	-	-	8,243
Disposals	(221)	(713)	(103)	(29)	(1,066)
As at March 31, 2025	₹ 1,122	₹ 19,590	₹ 3	₹ -	₹ 20,715
Accumulated depreciation					
As at April 1, 2024	₹ 98	₹ 4,766	₹ 86	₹ 26	₹ 4,976
Adjustment on account of merger	-	1,107	-	1	1,108
Adjusted balance as at April 1, 2024	₹ 98	₹ 5,873	₹ 86	₹ 27	₹ 6,084
Depreciation	21	2,486	20	2	2,529
Disposals	(13)	(662)	(103)	(29)	(807)
As at March 31, 2025	₹ 106	₹ 7,697	₹ 3	₹ -	₹ 7,806
Net carrying value as at March 31, 2025	₹ 1,016	₹ 11,893	₹ -	₹ -	₹ 12,909

The Company recognised the following expenses in the statement of profit and loss:

	Year ended March 31, 2026	Year ended March 31, 2025
Rent expense recognized under facility expenses pertaining to:		
Leases of low-value assets	₹ -	₹ -
Short-term leases	3,386	3,730
	₹ 3,386	₹ 3,730

WIPRO INTEGRATED ANNUAL REPORT 2025-26

231

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Income from subleasing ROU assets to subsidiaries for the years ended March 31, 2026 and 2025 amounting to ₹ 214 and ₹ 182, respectively.

The Company is committed to a lease amounting to ₹ 576 which have not commenced as of March 31, 2026. The term of this lease is 5 years.

Payments toward leases of low-value assets and Short-term leases, are disclosed under operating activities in the statement of cash flows. All other lease payments during the period are disclosed under financing activities in the statement of cash flows.

Lease liability

	Year ended March 31, 2026	Year ended March 31, 2025
Balance at the beginning of the year	₹ 15,791	₹ 10,304
Additions	7,593	9,755
Deletions	(554)	(54)
Finance cost accrued during the period	1,072	875
Payment of lease liabilities	(5,754)	(5,254)
Translation adjustment	1,213	165
Balance at the end of the year	₹ 19,361	₹ 15,791
Included in the balance sheet as follows:		
Non-current	₹ 15,213	₹ 11,978
Current	4,148	3,813

Refer to Note 20 for remaining contractual maturities of lease liabilities.

6. CAPITAL WORK-IN-PROGRESS ("CWIP")

The following table represent ageing of CWIP as on March 31, 2026:

	Amount in CWIP for a period of				
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress	₹ 3,322	₹ 450	₹ 350	₹ -	₹ 4,122
Total	₹ 3,322	₹ 450	₹ 350	₹ -	₹ 4,122

The following table represent ageing of CWIP as on March 31, 2025:

	Amount in CWIP for a period of				
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress	₹ 1,426	₹ 359	₹ -	₹ -	₹ 1,785
Total	₹ 1,426	₹ 359	₹ -	₹ -	₹ 1,785

As on March 31, 2026 and 2025, there are no projects under CWIP whose completion is overdue compared to its original plan.

As on March 31, 2026 and 2025, there are no projects under CWIP where the project costs has exceeded as compared to its original plan.

232 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) 7. GOODWILLANDOTHERINTANGIBLEASSETS The movement in goodwill balance is given below: Year ended Year ended March 31, 2026 March 31, 2025 Balance at the beginning of the year I 6,082 I 4,604 Adjustment on account of merger— 1,478 Adjusted balance at the beginning of the year I 6,082 I 6,082 Additions through Business combination 16 — Balance at the end of the year I 6,098 I 6,082 The Company is organised by two operating segments: IT Services and IT Products. Goodwill of I 6,098 and I 6,082 as at March 31, 2026 and 2025 has been allocated to the IT Services operating segment. Goodwill recognised on business combinations is allocated to Cash Generating Units (“CGUs”), within the IT Services operating segment, which are expected to benefit from the synergies of the acquisitions. As at As at March 31, 2026 March 31, 2025 CGUs Americas 1 I 7 I 7 Americas 2 4,669 4,669 Europe 12 12 Asia Pacific, Middle East and Africa 1,410 1,394 Total I 6,098 I 6,082 For impairment testing, goodwill is allocated to a CGU representing the lowest level within the Company at which goodwill is monitored for internal management purposes, and which is not higher than the Company’s operating segment. Goodwill is tested for impairment at least annually in accordance with the Company’s procedure for determining the recoverable value of each CGU. The recoverable amount of the CGU is determined based on FVLCD. The FVLCD of the CGU is determined based on the market capitalisation approach, using the turnover and earnings multiples derived from observable market data. The fair value measurement is categorised as a level 2 fair value based on the inputs in the valuation techniques used. Based on the above testing, no impairment was identified as at March 31, 2026 and 2025 as the recoverable value 26 of the CGUs exceeded the carrying value. A sensitivity analysis to the change in the key parameters (turnover and - 2025 earnings multiples), did not identify any probable scenarios where the CGU’s recoverable amount would fall below its REPORT carrying amount. ANNUAL INTEGRATED WIPRO

233 Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) The movement in other intangible assets is given below: Other intangible assets Customer-related Marketing-related Total Gross carrying value: AsatApril1,2025 I 2,295 I 32 I 2,327 As at March 31, 2026 I 2,295 I 32 I 2,327 Accumulated amortisation/impairment: AsatApril1,2025 I 1,580 I 26 I 1,606 Amortisation 287 4 291 As at March 31, 2026 I 1,867 I 30 I 1,897 NetcarryingvalueasatMarch31,2026 I 428 I 2 I 430 Gross carrying value: As at April 1, 2024 I 2,295 I 32 I 2,327 AsatMarch31,2025 I 2,295 I 32 I 2,327 Accumulated amortisation/impairment: As at April 1, 2024 I 1,293 I 21 I 1,314 Amortisation 287 5 292 AsatMarch31,2025 I 1,580 I 26 I 1,606 NetcarryingvalueasatMarch31,2025 I 715 I 6 I 721 As at March 31, 2026, the net carrying value and estimated remaining amortisation period for intangible assets acquired on acquisition are as follows: Estimated Net remaining Acquisition carrying amortisation value period Vara Infotech Private Limited I 430 0.50 – 3.50 years Total I 430

234 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

8. INVESTMENTS

	As at March 31, 2026	As at March 31, 2025
Non-current		
Financial instruments at FVTPL		
Equity instruments - unquoted[1]	₹ 113	₹ 56
Fixed maturity plan mutual funds - unquoted	-	1,203
Investment in redeemable preference shares of subsidiary (Refer to Note 8.1)	19,706	16,661
Financial instruments at FVTOCI		
Equity instruments - quoted	36	57
Equity instruments - unquoted	211	212
Financial instruments at amortised cost		
Inter corporate and term deposits - unquoted[3]	8,574	7,807
Investment in equity instruments of subsidiaries, net of impairment (Refer to Note 8.1)	213,505	178,403
	₹ 242,145	₹ 204,399
Aggregate amount of quoted investments and aggregate market value thereof	₹ 36	₹ 57
Aggregate amount of unquoted investments	242,109	204,342
Aggregate amount of impairment in value of investments in subsidiaries	(8,350)	(9,904)
Current		
Financial instruments at FVTPL		
Short-term mutual funds - unquoted[2]	₹ 76,594	₹ 88,625
Fixed maturity plan mutual funds - unquoted	1,281	300
Financial instruments at FVTOCI		
Non-convertible debentures - quoted	210,328	219,389
Government securities - quoted	8,946	10,650
Commercial papers - quoted	14,227	2,858
Bonds - quoted	10,385	21,138
Financial instruments at amortised cost		
Inter corporate and term deposits - unquoted[3]	72,959	66,608
	₹ 394,720	₹ 409,568
Aggregate amount of quoted investments and aggregate market value thereof	₹ 243,886	₹ 254,035
Aggregate amount of unquoted investments	150,834	155,533
Financial instruments at FVTPL	₹ 97,694	₹ 106,845
Financial instruments at FVTOCI	244,133	254,304
Financial instruments at amortised cost	295,038	252,818
Total Investments	₹ 636,865	₹ 613,967

[1] Uncalled capital commitments outstanding as at March 31, 2026 and 2025, was ₹ 62 and ₹ 107, respectively.

[2] As at March 31, 2026 and 2025, short-term mutual funds include units placed on lien with bank on account of margin money for currency derivatives amounting to ₹ Nil and ₹ 233, respectively.

[3] These deposits earn a fixed rate of interest. As at March 31, 2026 and 2025, term deposits include current deposits in lien with banks, held as margin money deposits against guarantees, amounting to ₹ 961 and ₹ 903, respectively.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

235

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

8.1 Details of non-current investment in unquoted equity instruments and preference shares of subsidiaries (fully paid up)

Name of the subsidiary	Currency of Investment	Face Value	Number of units as at March 31, 2026	Number of units as at March 31, 2025	Balances as at March, 31 2026	Balances as at March, 31 2025
Equity Instruments						
Wipro, LLC [2]	U.S.$	Note 1	Note 1	Note 1	₹ 138,243	₹ 104,695
Wipro Philippines, Inc.	PHP	PHP 100	1,889,145	1,889,142	47,298	47,298
Wipro IT Services UK Societas	EUR	EUR 1	163,617	163,617	18,903	18,903
Wipro Holdings (UK) Limited	U.S.$	U.S.$ 1	226,151,974	226,151,974	11,807	11,807
Capco Technologies Private Limited	INR	₹ 10	10,000	10,000	2,713	2,713
Wipro Networks Pte Limited	SGD	SGD 1	28,126,108	28,126,108	1,339	1,339
Wipro Japan KK	U.S.$	Note 2	16	16	640	640
Wipro IT Services Bangladesh Limited	BDT	BDT 10	42,499,990	42,499,990	359	359
Attune Consulting India Private Limited	INR	₹ 10	20,000	20,000	122	122
Wipro Chengdu Limited	U.S.$	Note 3	Note 3	Note 3	24	24
Wipro Shanghai Limited	INR	Note 3	Note 3	Note 3	9	9
Aggne Global IT Services Private Limited	INR	₹ 10	6,000	6,000	340	340
Wipro, Inc.	U.S.$	U.S.$ 0.01	1,000	1,000	51	51
Wipro Japan KK	JPY	Note 2	650	650	6	6
Wipro Travel Services Limited	INR	₹ 10	66,171	66,171	1	1
Wipro Connected Services, Inc.[1]	U.S.$	U.S.$ 0.01	1,000	-	^	-
Sub-total					₹ 221,855	₹ 188,307
Preference Shares						
Wipro IT Services UK Societas	EUR	EUR 100	1,810,000	1,810,000	₹ 19,706	₹ 16,661
Sub-total					₹ 19,706	₹ 16,661
Total investment in unquoted equity and preference instruments of subsidiaries					₹ 241,561	₹ 204,968
Less: Impairment in value of investments in subsidiary						
Wipro IT Services Bangladesh Limited					₹ (359)	₹ (359)
Wipro Holdings (UK) Limited					(7,937)	(9,545)
Attune Consulting India Private Limited					(54)	-
Sub-total					₹ (8,350)	₹ (9,904)
Net investment in unquoted equity and preference instruments of subsidiaries					₹ 233,211	₹ 195,064

^ Value is less than ₹ 0.5

[1] Wipro Digital Inc. 100% subsidiary of the Company was reverse merged with Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.) effective December 1, 2025.

[2] During the year ended March 31, 2026, the Company invested ₹ 33,548 in Wipro, LLC, its wholly owned subsidiary.

Note 1 - As per the local laws of USA, there is no requirement of number of shares and face value thereof for a Limited Liability Company (LLC). Hence the investment by the Company is considered as equity contribution.

Note 2 - As per the local laws of Japan, the shares do not have face value.

Note 3 - As per the local laws of People's Republic of China, there is no requirement of number of shares and face value thereof. Hence the investment by the Company is considered as equity contribution.

236 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

9. TRADE RECEIVABLES

The following table represent ageing of Trade receivables as on March 31, 2026:

	Outstanding for following periods from due date of payment						
	Not Due	Less than 6 months	6 months - 1 year	1-2 years	2-3 years	More than 3 years	Total
Unsecured - Current							
Undisputed Trade receivables – considered good	₹ 72,784	₹ 21,775	₹ 705	₹ 171	₹ 262	₹ 2,487	₹ 98,184
Undisputed Trade receivables – credit impaired	772	171	1,665	57	65	431	3,161
Disputed Trade receivables – considered good	5	9	-	102	53	1,372	1,541
Gross Trade receivables	₹ 73,561	₹ 21,955	₹ 2,370	₹ 330	₹ 380	₹ 4,290	₹ 102,886
Less: Allowance for lifetime expected credit loss							(6,270)
Net Trade receivables							₹ 96,616

The following table represent ageing of Trade receivables as on March 31, 2025:

	Outstanding for following periods from due date of payment						
	Not Due	Less than 6 months	6 months - 1 year	1-2 years	2-3 years	More than 3 years	Total
Unsecured - Current							
Undisputed Trade receivables – considered good	₹ 56,598	₹ 18,873	₹ 2,419	₹ 971	₹ 1,775	₹ 1,664	₹ 82,300
Undisputed Trade receivables – credit impaired	740	178	13	5	28	511	1,475
Disputed Trade receivables – considered good	1	215	75	93	^	1,560	1,944
Disputed Trade receivables – credit impaired	-	-	-	-	-	241	241
Gross Trade receivables	₹ 57,339	₹ 19,266	₹ 2,507	₹ 1,069	₹ 1,803	₹ 3,976	₹ 85,960
Less: Allowance for lifetime expected credit loss							(5,164)
Net Trade receivables							₹ 80,796

^ Value is less than ₹ 0.5

The activity in the allowance for lifetime expected credit loss is given below:

	As at March 31, 2026	As at March 31, 2025
Balance at the beginning of the year	₹ 5,164	₹ 4,578
Adjustment on account of merger	-	70
Adjusted balance at the beginning of the year	₹ 5,164	₹ 4,648
Additions, net (Refer to Note 27)	2,729	829
Additons on account of Unbilled receivables	(261)	-
Charged against allowance	(1,821)	(336)
Translation adjustment	459	23
Balance at the end of the year	₹ 6,270	₹ 5,164

WIPRO INTEGRATED ANNUAL REPORT 2025-26

237 Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) 10. CASH AND CASH EQUIVALENTS As at As at March 31, 2026 March 31, 2025 Balances with banks Current accounts I 22,790 I 18,351 Demand deposits(1) 3,811 25,927 Unclaimed dividend 177 64 Cheques and drafts on hand— ^ I 26,778 I 44,342 ^ Value is less than I 0.5 (1) These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal. 11. OTHER FINANCIAL ASSETS As at As at March 31, 2026 March 31, 2025 Non-current Finance lease receivables I 3,181 I 2,500 Security deposits 1,094 1,013 Dues from officers and employees 16 25 I 4,291 I 3,538 Current Finance lease receivables I 3,062 I 3,382 Security deposits 1,848 1,507 Receivables from redemption of mutual funds 800 — Dues from officers and employees 334 404 Claims receivables 281 136 Interest receivable 243 498 Advance to customers 58 — Other receivables 68 46 I 6,694 I 5,973 I 10,985 I 9,511

238 STATUTORY REPORTS AND FINANCIAL STATEMENTS | STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Finance lease receivables

Finance lease receivables consist of assets that are leased for contract terms ranging from 1 to 5 years, with lease payments due in monthly or quarterly installments. Details of finance lease receivables is given below:

	As at March 31, 2026	As at March 31, 2025
Year 1	₹ 3,352	₹ 3,650
Year 2	2,009	1,457
Year 3	1,017	787
Year 4	289	361
Year 5	113	145
Gross investment in lease	₹ 6,780	₹ 6,400
Less: Unearned finance income	(537)	(518)
Present value of minimum lease payment receivables	₹ 6,243	₹ 5,882
Included in the balance sheet as follows:		
Non-current	₹ 3,181	₹ 2,500
Current	3,062	3,382

12. INVENTORIES

	As at March 31, 2026	As at March 31, 2025
Stock-in-trade	₹ 465	₹ 613
Stores and spare parts	3	9
	₹ 468	₹ 622

13. OTHER ASSETS

	As at March 31, 2026	As at March 31, 2025
Non-current		
Unsecured, considered good		
Capital advances	₹ 441	₹ 247
Others		
Prepaid expenses	2,743	2,015
Interest receivable from statutory authorities	1,062	1,148
Deferred contract cost		
Costs to obtain contracts[(1)]	2,552	1,991
Costs to fulfil contracts[(2)]	50	73
	₹ 6,848	₹ 5,474
Current		
Unsecured, considered good		
Advance other than capital advances		
Advances to suppliers	₹ 1,668	₹ 1,944
Dues from officers and employees	427	420

WIPRO INTEGRATED ANNUAL REPORT 2025-26

239

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2026	As at March 31, 2025
Others		
Prepaid expenses	14,502	12,847
Balance with GST and other authorities	6,766	5,576
Withholding taxes	968	532
Defined benefit plan asset, net	10	26
Deferred contract cost		
Costs to obtain contracts[1]	1,732	1,035
Costs to fulfil contracts[2]	23	23
Other receivables	46	5
	₹ 26,142	₹ 22,408
	₹ 32,990	₹ 27,882

[1] Costs to obtain contracts amortisation of ₹ 1,773 and ₹ 988 during the years ended March 31, 2026 and 2025, respectively.

[2] Costs to fulfil contracts amortisation of ₹ 23 and ₹ 8 during the years ended March 31, 2026 and 2025, respectively.

14. EQUITY SHARE CAPITAL

	As at March 31, 2026	As at March 31, 2025
Authorised capital		
12,543,500,000 equity shares, par value of ₹ 2 per share (March 31, 2025: 12,543,500,000 equity shares)	₹ 25,087	₹ 25,087
25,000,000 preference shares, par value of ₹ 10 per share (March 31, 2025: 25,000,000 preference shares)	250	250
150,000 10% optionally convertible cumulative preference shares, par value of ₹ 100 per share (March 31, 2025: 150,000 10% optionally convertible cumulative preference shares)	15	15
	₹ 25,352	₹ 25,352
Issued, subscribed and fully paid-up capital		
10,488,412,458 equity shares of ₹ 2 each (March 31, 2025: 10,472,136,049 equity shares)	₹ 20,977	₹ 20,944
	₹ 20,977	₹ 20,944

Terms and rights attached to equity shares

The Company has only one class of equity shares having a par value of ₹ 2 per share. Each shareholder of equity shares is entitled to one vote per share. The Company declares and pays dividend in Indian Rupees. The final dividend proposed by the Board of Directors is subject to shareholders approval in the ensuing Annual General Meeting.

Following is the summary of per share dividends recognised as distributions to equity shareholders:

	Year ended March 31, 2026	Year ended March 31, 2025
Interim dividend (Board recommended the adoption of the interim dividend as the final dividend) (Refer to Note 29)	₹ 11 per share	₹ 6 per share

In the event of liquidation of the Company, the equity shareholders will be entitled to receive the remaining assets of the Company, after distribution of all preferential amounts, if any, in proportion to the number of equity shares held by the shareholders.

240 STATUTORY REPORTS AND FINANCIAL STATEMENTS | STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

i. Reconciliation of number of equity shares

Equity shares/American Depository Receipts (ADRs)	As at March 31, 2026		As at March 31, 2025	
	Number of shares	₹ Million	Number of shares	₹ Million
Balance at the beginning of the year	10,472,136,049	₹ 20,944	5,225,138,246	₹ 10,450
Issue of equity shares on exercise of options	16,276,409	33	13,628,596	27
Bonus issue of equity shares (Refer to Note 29)	-	-	5,233,369,207	10,467
Balance at the end of the year	10,488,412,458	₹ 20,977	10,472,136,049	₹ 20,944

ii. Reconciliation of number of treasury shares held by controlled trust

Equity shares	As at March 31, 2026	As at March 31, 2025
	Number of shares	Number of shares
Balance at the beginning of the year	11,905,480	5,952,740
Bonus issue of equity shares (Refer to Note 29)	-	5,952,740
Balance at the end of the year	11,905,480	11,905,480

iii. Details of shareholders holding more than 5% of the total equity shares of the company

Name of the Shareholder	As at March 31, 2026		As at March 31, 2025	
	Number of shares	% held	Number of shares	% held
Mr. Azim Hasham Premji Partner representing Hasham Traders	1,886,826,730	17.99	1,767,826,730	16.88
Mr. Azim Hasham Premji Partner representing Prazim Traders	2,160,297,946	20.60	2,041,297,946	19.49
Mr. Azim Hasham Premji Partner representing Zash Traders	2,202,133,582	21.00	2,081,133,582	19.87
Azim Premji Trust	680,385,966	6.49	1,063,185,966	10.15

iv. Other details of equity shares for a period of five years immediately preceding March 31, 2026 and 2025

	As at March 31, 2026	As at March 31, 2025
	Number of shares	Number of shares
Aggregate number and class of shares allotted as fully paid up pursuant to contract(s) without payment being received in cash	Nil	Nil
During the year ended March 31, 2025	5,233,369,207	-
Aggregate number and class of shares allotted as fully paid up by way of bonus shares	5,233,369,207	-
During the year ended March 31, 2024	269,662,921	269,662,921
During the year ended March 31, 2021	237,500,000	237,500,000
During the year ended March 31, 2020	-	323,076,923
Aggregate number and class of shares bought back	507,162,921	830,239,844

WIPRO INTEGRATED ANNUAL REPORT 2025-26

241

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

v. Shares reserved for issue under employee stock incentive plans

For details of shares reserved for issue under the employee stock incentive plans of the Company, refer to Note 31.

vi. Details of Shareholding of Promoter and Promoter Group are as under

Name of the Promoter and Promoter Group	As at March 31, 2026			As at March 31, 2025		
	Number of shares	% of total shares	% change during the year	Number of shares	% of total shares	% change during the year
Azim H. Premji	431,156,714	4.11%	(0.01)%	431,156,714	4.12%	(0.01)%
Yasmeen A. Premji	5,118,756	0.05%	0.00%	5,118,756	0.05%	(0.00)%
Rishad A. Premji	13,537,782	0.13%	0.00%	13,537,782	0.13%	0.00%
Tariq A. Premji	13,238,430	0.13%	0.00%	13,238,430	0.13%	0.00%
Mr. Azim Hasham Premji Partner representing Hasham Traders	1,886,826,730	17.99%	1.11%	1,767,826,730	16.88%	(0.04)%
Mr. Azim Hasham Premji Partner representing Prazim Traders	2,160,297,946	20.60%	1.11%	2,041,297,946	19.49%	(0.90)%
Mr. Azim Hasham Premji Partner representing Zash Traders	2,202,133,582	21.00%	1.13%	2,081,133,582	19.87%	(0.81)%
Hasham Investment and Trading Co. Pvt. Ltd.	2,711,906	0.03%	0.00%	2,711,906	0.03%	(0.00)%
Prazim Trading And Investment Company Pvt Ltd.	193,708,256	1.85%	0.23%	169,908,256	1.62%	1.62%
Azim Premji Trust[1]	680,385,966	6.49%	(3.66)%	1,063,185,966	10.15%	(0.02)%
Azim Premji Philanthropic Initiatives Private Limited[2]	27,724,830	0.26%	0.00%	27,724,830	0.26%	(0.01)%

[1] Mr. Azim H Premji disclaims the beneficial ownership of 680,385,966 shares held by Azim Premji Trust.

[2] Mr. Azim H Premji also disclaims the beneficial ownership of 27,724,830 shares held by Azim Premji Philanthropic Initiatives Private Limited

15. BORROWINGS

	As at March 31, 2026	As at March 31, 2025
Current		
Unsecured		
Borrowings from banks	₹ 61,500	₹ 60,500
	₹ 61,500	₹ 60,500

Short-term borrowings

	As at March 31, 2026			As at March 31, 2025
	Indian Rupee	Interest rate	Interest rate	Indian Rupee
Unsecured borrowings from banks	₹ 46,500	T-Bill + Spread	5.20% - 5.83%	₹ 50,500
Unsecured borrowings from banks	15,000	Fixed	6.10%	10,000
	₹ 61,500			₹ 60,500

The principal source of short-term borrowings from banks as at March 31, 2026 primarily consists of lines of credit of approximately ₹ 89,023 from bankers for working capital requirements and other short-term needs. As at March 31, 2026, the Company has

242 STATUTORY REPORTS AND FINANCIAL STATEMENTS | STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

unutilised lines of credit aggregating ₹ 27,523. To utilise these unused lines of credit, the Company requires consent of the lender and compliance with certain financial covenants. Significant portion of these lines of credit are revolving credit facilities and floating rate loans, renewable on a periodic basis.

Borrowings from banks bear floating rates of interest, referenced to country specific official benchmark interest rates and a spread, determined based on market conditions.

Refer to Note 26 for interest expense on borrowings.

Cash and non-cash changes in liabilities arising from financing activities:

	April 1, 2025	Adjustment on account of merger	Adjusted balance as on April 1, 2025	Cash flow	Non-Cash Changes		March 31, 2026
					Net additions to lease liabilities	Foreign exchange movements	
Borrowings	₹ 60,500	₹ -	₹ 60,500	₹ 1,000	₹ -	₹ -	₹ 61,500
Lease Liabilities	15,791	-	15,791	(5,754)	8,111	1,213	19,361
Total	₹ 76,291	₹ -	₹ 76,291	₹ (4,754)	₹ 8,111	₹ 1,213	₹ 80,861

	April 1, 2024	Adjustment on account of merger	Adjusted balance as on April 1, 2024	Cash flow	Non-Cash Changes		March 31, 2025
					Net additions to lease liabilities	Foreign exchange movements	
Borrowings	₹ 41,750	₹ -	₹ 41,750	₹ 18,750	₹ -	₹ -	₹ 60,500
Lease Liabilities	9,245	1,059	10,304	(5,254)	10,576	165	15,791
Total	₹ 50,995	₹ 1,059	₹ 52,054	₹ 13,496	₹ 10,576	₹ 165	₹ 76,291

Non fund based

The Company has non-fund based revolving credit facilities in various currencies equivalent to ₹ 37,961 and ₹ 39,228 as at March 31, 2026 and 2025, respectively, towards operational requirements that can be used for the issuance of letters of credit and bank guarantees. As at March 31, 2026 and 2025, an amount of ₹ 27,764 and ₹ 28,756, respectively, was unutilised out of these non-fund based facilities.

16. TRADE PAYABLES

The following table represent ageing of Trade payables as on March 31, 2026:

	Outstanding for following periods from due date of payment						
	Unbilled	Not Due	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Non-Current							
MSME	₹ -	₹ -	₹ -	₹ -	₹ -	₹ -	₹ -
Others	3,719	-	-	-	-	-	3,719
	₹ 3,719	₹ -	₹ -	₹ -	₹ -	₹ -	₹ 3,719
Current							
MSME	₹ 1,269	₹ 1,032	₹ 14	₹ -	₹ -	₹ -	₹ 2,315
Others	24,426	24,887	8,009	147	55	9	57,533
Disputed dues - MSME	-	-	-	-	-	-	-
Disputed dues - Others	143	112	-	-	-	-	255
	₹ 25,838	₹ 26,031	₹ 8,023	₹ 147	₹ 55	₹ 9	₹ 60,103
Total	₹ 29,557	₹ 26,031	₹ 8,023	₹ 147	₹ 55	₹ 9	₹ 63,822

WIPRO INTEGRATED ANNUAL REPORT 2025-26

243

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The following table represent ageing of Trade payables as on March 31, 2025:

	Outstanding for following periods from due date of payment						
	Unbilled	Not Due	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Current							
MSME	₹ 781	₹ 495	₹ 10	₹ -	₹ -	₹ -	₹ 1,286
Others	22,879	31,383	11,720	244	41	17	66,284
Disputed dues - MSME	-	-	-	-	-	-	-
Disputed dues - Others	133	120	-	-	-	-	253
Total	**₹ 23,793**	**₹ 31,998**	**₹ 11,730**	**₹ 244**	**₹ 41**	**₹ 17**	**₹ 67,823**

Dues of micro enterprises and small enterprises

The disclosure pursuant to the Micro, Small and Medium Enterprises Development Act, 2006, (MSMED Act) for dues to micro enterprises and small enterprises as at March 31, 2026 and 2025 is as under:

		As at March 31, 2026	As at March 31, 2025
(a)	Principal amount remaining unpaid	**₹ 2,315**	₹ 1,286
(b)	Interest due thereon remaining unpaid	**9**	8
(c)	Interest paid by the Company in terms of Section 16 of the MSMED Act, along with the amount of the payment made to the supplier beyond the appointed day	**602**	248
(d)	Interest due and payable for the period of delay in making payment (which have been paid but beyond the appointed day during the period) but without adding interest specified under the MSMED Act	**1**	1
(e)	Interest accrued and remaining unpaid	**1**	1
(f)	The amount of further interest remaining due and payable even in the succeeding years, until such date when the interest dues as above are actually paid to the small enterprises, for the purpose of disallowance as a deductible expenditure under section 23.	**1**	^

^ Value is less than ₹ 0.5

This information has been determined to the extent such parties have been identified on the basis of information available with the Company.

Relationship with the struck off companies

The Company had nil transactions and outstanding balance with struck off companies for the year ended March 31, 2026.

Transactions with struck off companies for the year ended March 31, 2025 is as follows:

Name of struck off company	Relationship with struck off company	Nature of transaction	Transactions for the year ended March 31, 2025	Balance outstanding as at March 31, 2025
IBIS Marcom Limited	Vendor	Payables	^	₹ -

^ Value is less than ₹ 0.5

244 STATUTORY REPORTS AND FINANCIAL STATEMENTS | STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

17. OTHER FINANCIAL LIABILITIES

	As at March 31, 2026	As at March 31, 2025
Non-current		
Liabilities towards customer contracts	₹ 719	₹ 1,026
Rent deposit	12	25
	₹ 731	₹ 1,051
Current		
Salary payable	₹ 21,374	₹ 20,003
Liabilities towards customer contracts	721	342
Capital creditors	508	1,195
Rent deposit	477	475
Advance from customers	329	127
Unclaimed dividends	177	64
Interest accrued but not due on borrowing	78	204
Deferred consideration for Business combination	12	12
Other liabilities[1]	5,005	234
	₹ 28,681	₹ 22,656
	₹ 29,412	₹ 23,707

[1] Includes liability on non-designated hedges.

18. PROVISIONS

	As at March 31, 2026	As at March 31, 2025
Non-current		
Provision for employee benefits		
Compensated absences	₹ 596	₹ 498
Defined benefit plans - gratuity and foreign pension	384	1,062
Other employee benefit obligations	852	746
Provision for onerous contracts	6	294
	₹ 1,838	₹ 2,600
Current		
Provision for employee benefits		
Compensated absences	₹ 11,656	₹ 11,676
Other employee benefit obligations	146	118
Provision for onerous contracts	944	1,024
Provision for warranty	214	207
Others	98	142
	₹ 13,058	₹ 13,167
	₹ 14,896	₹ 15,767

WIPRO INTEGRATED ANNUAL REPORT 2025-26

245

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

A summary of activity in provision for warranty, provision for onerous contracts and other provisions is as follows:

	Year ended March 31, 2026				Year ended March 31, 2025			
	Provision for warranty	Provision for onerous contracts	Others	Total	Provision for warranty	Provision for onerous contracts	Others	Total
Provision at the beginning of the year	₹ 207	₹ 1,318	142	₹ 1,667	₹ 217	₹ 1,478	₹ 155	₹ 1,850
Adjustment on account of merger	-	-	-	-	-	80	-	80
Adjusted balance at the beginning of the year	**₹ 207**	**₹ 1,318**	**₹ 142**	**₹ 1,667**	**₹ 217**	**₹ 1,558**	**₹ 155**	**₹ 1,930**
Additions during the year, net	214	189	-	403	207	283	-	490
Utilised/written-back during the year	(207)	(596)	(44)	(847)	(217)	(529)	(13)	(759)
Translation adjustment	-	39	-	39	-	6	-	6
Provision at the end of the year	**₹ 214**	**₹ 950**	**₹ 98**	**₹ 1,262**	**₹ 207**	**₹ 1,318**	**₹ 142**	**₹ 1,667**
Included in the balance sheet as follows:								
Non-current portion	₹ -	₹ 6	₹ -	₹ 6	₹ -	₹ 294	₹ -	₹ 294
Current portion	214	944	98	1,256	207	1,024	142	1,373

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilised over a period of 1 year.

Provision for onerous contracts is recognised when the expected benefit by the company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract.

Other provisions primarily include provisions for compliance related contingencies. The timing of cash outflows in respect of such provision cannot be reasonably determined.

19. OTHER LIABILITIES

	As at March 31, 2026	As at March 31, 2025
Non-current		
Statutory and other liabilities	₹ 17,877	₹ 12,703
	₹ 17,877	**₹ 12,703**
Current		
Statutory and other liabilities	₹ 10,153	₹ 9,681
Advance from customers	326	356
	₹ 10,479	**₹ 10,037**
	₹ 28,356	**₹ 22,740**

246 STATUTORY REPORTS AND FINANCIAL STATEMENTS | STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

20. FINANCIAL INSTRUMENTS

The carrying value of financial instruments by categories as at March 31, 2026 is as follows:

	Fair value through profit or loss	Fair value through other comprehensive income		Amortised cost	Total
		Mandatory	Designated upon initial recognition		
Financial assets					
Cash and cash equivalents (Refer to Note 10)	₹ -	₹ -	₹ -	₹ 26,778	₹ 26,778
Investments (Refer to Note 8)					
Equity Instruments	113	-	247	-	360
Fixed maturity plan mutual funds	1,281	-	-	-	1,281
Investment in redeemable preference shares of subsidiary	19,706	-	-	-	19,706
Investment in equity instruments of subsidiaries, net of impairment	-	-	-	213,505	213,505
Short-term mutual funds	76,594	-	-	-	76,594
Non-convertible debentures	-	210,328	-	-	210,328
Government securities	-	8,946	-	-	8,946
Commercial papers	-	14,227	-	-	14,227
Bonds	-	10,385	-	-	10,385
Inter corporate and term deposits	-	-	-	81,533	81,533
Other financial assets					
Trade receivables (Refer to Note 9)	-	-	-	96,616	96,616
Unbilled receivables	-	-	-	53,212	53,212
Other financial assets (Refer to Note 11)	-	-	-	10,985	10,985
Derivative assets (Refer to Note 20)	295	-	593	-	888
	₹ 97,989	₹ 243,886	₹ 840	₹ 482,629	₹ 825,344
Financial liabilities					
Trade payables and other financial liabilities					
Trade payables (Refer to Note 16)	₹ -	₹ -	₹ -	₹ 63,822	₹ 63,822
Other financial liabilities (Refer to Note 17)	-	-	-	29,412	29,412
Borrowings (Refer to Note 15)	-	-	-	61,500	61,500
Lease liabilities	-	-	-	19,361	19,361
Derivative liabilities (Refer to Note 20)	637	-	9,162	-	9,799
	₹ 637	₹ -	₹ 9,162	₹ 174,095	₹ 183,894

WIPRO INTEGRATED ANNUAL REPORT 2025-26

247 Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) The carrying value of financial instruments by categories as at March 31, 2025 is as follows: Fair value through other Fair value comprehensive income Amortised through Designated Total cost profit or loss Mandatory upon initial recognition Financial assets Cash and cash equivalents (Refer to Note 10) I—I—I—I 44,342 I 44,342 Investments (Refer to Note 8) Equity Instruments 56—269—325 Fixed maturity plan mutual funds 1,503 ——1,503 Investment in redeemable preference shares of 16,661 ——16,661 subsidiary Investment in equity instruments of subsidiaries, net of ——178,403 178,403 impairment Short-term mutual funds 88,625 ——88,625 Non-convertible debentures—219,389 — 219,389 Government securities—10,650 — 10,650 Commercial papers—2,858 — 2,858 Bonds—21,138 — 21,138 Inter corporate and term deposits ——74,415 74,415 Other financial assets Trade receivables (Refer to Note 9) ——80,796 80,796 Unbilled receivables ——37,436 37,436 Other financial assets (Refer to Note 11) ——9,511 9,511 Derivative assets (Refer to Note 20) 912—666—1,578 I 107,757 I 254,035 I 935 I 424,903 I 787,630 Financial liabilities Trade payables and other financial liabilities Trade payables (Refer to Note 16) I- I- I- I 67,823 I 67,823 Other financial liabilities (Refer to Note 17) ——23,707 23,707 Borrowings (Refer to Note 15) ——60,500 60,500 Lease liabilities ——15,791 15,791 Derivative liabilities (Refer to Note 20) 75—893—968 I 75 I—I 893 I 167,821 I 168,789

248 STATUTORY REPORTS AND FINANCIAL STATEMENTS | STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Offsetting financial assets and financial liabilities

The following table contains information on financial assets and financial liabilities subject to offsetting:

Financial assets	As at March 31, 2026			As at March 31, 2025		
	Gross amounts recognised	Gross amounts of recognised financial liabilities set off	Net amounts recognised	Gross amounts recognised	Gross amounts of recognised financial liabilities set off	Net amounts recognised
Trade receivables	₹ 104,755	₹ (8,139)	₹ 96,616	₹ 86,977	₹ (6,181)	₹ 80,796
Unbilled receivables - non-current	7,010	-	7,010	-	-	-
Unbilled receivables - current	47,051	(849)	46,202	39,007	(1,571)	37,436
Other financial assets - non-current	4,291	-	4,291	3,538	-	3,538
Other financial assets - current	6,694	-	6,694	5,973	-	5,973
	₹ 169,801	₹ (8,988)	₹ 160,813	₹ 135,495	₹ (7,752)	₹ 127,743

Financial liabilities	As at March 31, 2026			As at March 31, 2025		
	Gross amounts recognised	Gross amounts of recognised financial assets set off	Net amounts recognised	Gross amounts recognised	Gross amounts of recognised financial assets set off	Net amounts recognised
Trade payables - non-current	₹ 3,719	₹ -	₹ 3,719	₹ -	₹ -	₹ -
Trade payables - current	69,091	(8,988)	60,103	75,575	(7,752)	67,823
Other financial liabilities - non-current	731	-	731	1,051	-	1,051
Other financial liabilities - current	28,681	-	28,681	22,656	-	22,656
	₹ 102,222	₹ (8,988)	₹ 93,234	₹ 99,282	₹ (7,752)	₹ 91,530

For the financial assets and liabilities subject to offsetting or similar arrangements, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis and hence are not offset.

Fair value

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, loans to subsidiaries, eligible current and non-current assets, borrowings, lease liabilities, trade payables, and eligible current and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, short-term borrowings, lease liabilities, trade payables, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. Finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated credit losses on these receivables. As at March 31, 2026, and 2025 the carrying value of such financial assets, net of allowances, and liabilities approximates the fair value.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

249

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Investments in short-term mutual funds and fixed maturity plan mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market approach primarily based on market multiples method.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves and currency volatility.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

There were no transfers between Levels 1, 2 and 3 during the years ended March 31, 2026 and 2025.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2026				As at March 31, 2025			
	Fair value measurements at reporting date				Fair value measurements at reporting date			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets								
Derivative instruments:								
Cash flow hedges	**₹ 593**	₹ -	₹ 593	₹ -	**₹ 666**	₹ -	₹ 666	₹ -
Others	**295**	-	295	-	**912**	-	912	-
Investments:								
Short-term mutual funds	**76,594**	76,594	-	-	**88,625**	88,625	-	-
Fixed maturity plan mutual funds	**1,281**	-	1,281	-	**1,503**	-	1,503	-
Equity instruments – other than subsidiaries	**360**	36	-	324	**325**	57	-	268
Redeemable preference shares of subsidiary	**19,706**	-	-	19,706	**16,661**	-	-	16,661
Non-convertible debentures, government securities, commercial papers and bonds	**243,886**	8,854	235,032	-	**254,035**	10,550	243,485	-
Liabilities								
Derivative instruments:								
Cash flow hedges	**₹ (9,162)**	₹ -	₹ (9,162)	₹ -	**₹ (893)**	₹ -	₹ (893)	₹ -
Others	**(637)**	-	(637)	-	**(75)**	-	(75)	-

250
STATUTORY REPORTS AND FINANCIAL STATEMENTS
STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The following methods and assumptions were used to estimate the fair value of the Level 2 financial instruments included in the above table.

Financial instrument	Method and assumptions
Derivative instruments (assets and liabilities)	The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2026, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognised at fair value.
Investment in non-convertible debentures, government securities, commercial papers and bonds	Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.
Investment in Fixed maturity plan mutual funds	Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the Level 3 financial instruments included in the above table.

Financial instrument	Method and assumptions
Investment in equity instruments	Fair value of these instruments is determined using market approach primarily based on market multiples method.
Investment in redeemable preference shares of subsidiary	Fair value is determined using discounted cash flow method.

The following table presents changes in Level 3 assets and liabilities for the years ended March 31, 2026 and 2025:

	As at March 31, 2026	As at March 31, 2025
Investment in equity instruments - other than subsidiaries		
Balance at the beginning of the year	₹ 268	₹ 193
Additions	68	76
Disposals[1]	(181)	(1)
Gain/(loss) recognised in statement of profit and loss	13	(4)
Gain/(loss) recognised in other comprehensive income	156	4
Balance at the end of the year	₹ 324	₹ 268

[1] During the year ended March 31, 2026, as a result of an acquisition by another investor, the Company sold its shares of equity instruments in a company at a fair value of ₹ 181 and recognised a cumulative gain of ₹ 161 in other comprehensive income.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

251

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2026	As at March 31, 2025
Investment in redeemable preference shares of subsidiary		
Balance at the beginning of the year	₹ 16,661	₹ 16,282
Unrealised exchange gain /(loss)	3,045	379
Balance at the end of the year	₹ 19,706	₹ 16,661

Derivative assets and liabilities:

The Company is exposed to currency fluctuations on foreign currency assets/liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The company is also exposed to interest rate fluctuations on investments in floating rate financial assets and floating rate borrowings. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets/liabilities, interest rates, foreign currency forecasted cash flows and net investment in foreign operations. The counterparties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as immaterial.

The following table presents the aggregate contracted principal amounts of the Company's derivative contracts outstanding:

(in millions)

	As at March 31, 2026				As at March 31, 2025			
	Notional		Fair Value		Notional		Fair Value	
Designated derivative instruments								
Sell: Forward contracts	U.S.$	2,413	₹	(8,211)	U.S.$	1,008	₹	(608)
	€	118	₹	347	€	46	₹	78
	£	66	₹	169	£	43	₹	30
	AUD	31	₹	(20)	AUD	23	₹	79
Buy: Forward contracts	U.S.$	750	₹	500	U.S.$	-	₹	-
Range Forward Option contracts	U.S.$	400	₹	(1,497)	U.S.$	764	₹	333
	€	41	₹	108	€	36	₹	(55)
	£	41	₹	67	£	43	₹	(89)
	AUD	76	₹	(32)	AUD	31	₹	5
Non-designated derivative instruments								
Sell: Forward contracts	U.S.$	675	₹	(768)	U.S.$	555	₹	757
	€	237	₹	299	€	94	₹	(27)
	£	77	₹	179	£	12	₹	(14)
	AUD	47	₹	74	AUD	65	₹	12
	SGD	45	₹	55	SGD	34	₹	4
	ZAR	55	₹	8	ZAR	162	₹	(13)
	CAD	95	₹	47	CAD	142	₹	71
	SAR	30	₹	^	SAR	179	₹	(4)
	QAR	5	₹	^	QAR	13	₹	^
	TRY	90	₹	1	TRY	90	₹	2
	NOK	12	₹	1	NOK	-	₹	-
	OMR	1	₹	^	OMR	2	₹	^
	JPY	1,220	₹	32	JPY	705	₹	(13)

252 STATUTORY REPORTS AND FINANCIAL STATEMENTS | STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

(in millions)

	As at March 31, 2026				As at March 31, 2025			
	Notional		Fair Value		Notional		Fair Value	
	DKK	-	₹	-	DKK	31	₹	(11)
	CNH	-	₹	-	CNH	7	₹	(1)
	COP	8,120	₹	(3)	COP	8,120	₹	1
	MYR	24	₹	20	MYR	32	₹	1
	RON	-	₹	-	RON	8	₹	(1)
	HKD	42	₹	^	HKD	39	₹	^
	TWD	57	₹	1	TWD	40	₹	^
	CHF	6	₹	13	CHF	9	₹	(3)
	PHP	-	₹	-	PHP	150	₹	(4)
	THB	52	₹	(2)	THB	43	₹	2
	PLN	8	₹	1	PLN	10	₹	1
	BRL	106	₹	(18)	BRL	17	₹	(2)
Buy: Forward contracts	U.S.$	20	₹	15	U.S.$	18	₹	(25)
	€	193	₹	(162)	€	10	₹	23
	£	16	₹	(16)	£	24	₹	37
	AUD	-	₹	-	AUD	3	₹	(2)
	CAD	20	₹	(11)	CAD	19	₹	(40)
	QAR	9	₹	^	QAR	4	₹	^
	CNH	208	₹	(7)	CNH	137	₹	(1)
	RON	51	₹	(12)	RON	67	₹	11
	PLN	76	₹	(43)	PLN	99	₹	56
	SEK	19	₹	(7)	SEK	34	₹	18
	BRL	10	₹	8	BRL	66	₹	18
	JPY	347	₹	(1)	JPY	306	₹	3
	DKK	9	₹	^	DKK	9	₹	(1)
	THB	30	₹	(6)	THB	178	₹	(5)
	CRC	2,300	₹	(7)	CRC	1,871	₹	^
	PHP	90	₹	(2)	PHP	168	₹	2
	PEN	-	₹	-	PEN	5	₹	^
	LKR	1,693	₹	(2)	LKR	1,100	₹	(1)
	CLP	2,900	₹	(3)	CLP	2,900	₹	(5)
	BHD	1	₹	^	BHD	1	₹	^
	OMR	^	₹	^	OMR	^	₹	^
	HKD	-	₹	-	HKD	38	₹	(5)
	SGD	-	₹	-	SGD	2	₹	(3)
	MYR	9	₹	(4)	MYR	7	₹	^
	MXN	178	₹	(14)	MXN	81	₹	(1)
	AED	16	₹	^	AED	-	₹	-
	SAR	11	₹	^	SAR	-	₹	-
	KRW	6,400	₹	(8)	KRW	-	₹	-
				₹ (8,911)				₹ 610

^ Value is less than 0.5

WIPRO INTEGRATED ANNUAL REPORT 2025-26

253 Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) The Company determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items. If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the statement of profit and loss at the time of the hedge relationship rebalancing. The following table summarises activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges: As at As at March 31, 2026 March 31, 2025 Balance as at the beginning of the year I (318) I 524 Changes in fair value of effective portion of derivatives (13,467) (1,167) Deferred cancellation gain/(loss), net (776) (91) Net (gain)/loss reclassified to statement of profit and loss on occurrence of hedged (1) 5,216 416 transactions Gain/(loss) on cash flow hedging derivatives, net I (9,027) I (842) Balance as at the end of the year I (9,345) I (318) Deferred tax asset/(liability) thereon 2,226 77 Balance as at the end of the year, net of deferred taxes I (7,119) I (241) (1) Includes net (gain)/loss reclassified to revenue of I 6,093 and I 394 for the years ended March 31, 2026 and 2025, respectively; net (gain)/loss reclassified to employee benefits expense of I (877) and I (51) for the years ended March 31, 2026 and 2025, respectively and net (gain)/loss reclassified to other income of I Nil and I 73 for the years ended March 31, 2026 and 2025, respectively. The related hedge transactions for balance in cash flow hedging reserves as at March 31, 2026 are expected to occur and be reclassified to the statement of profit and loss over a period of 12 months. As at March 31, 2026 and 2025, there were no gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur. Sale of financial assets From time to time, in the normal course of business, the Company transfers accounts receivables, unbilled receivables, net investment in finance lease receivables (financial assets) to banks. Under the terms of the arrangements, the Company either substantially transfers its risks and rewards or surrenders control over the financial assets and transfer is without recourse. Accordingly, on such transfers the financial assets are derecognised and considered as sale of financial assets. Gains and losses on the sale of financial assets without recourse are recorded in finance costs, at the time of sale based on the carrying value of the financial assets and fair value of servicing liability. The incremental impact of such transactions on our cash flow and liquidity for the years ended March 31, 2026 and 2025 is not material.

254 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) Financial risk management Market Risk Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and borrowings. The Company’s exposure to market risk is a function of investment and borrowing activities and revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of the Company’s earnings and equity to losses. Risk Management Procedures The Company manages market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. The corporate treasury department recommends risk management objectives and policies, which are approved by our senior management and the Company’s Audit, Risk and Compliance Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies. Foreign currency risk The Company operates internationally, and a major portion of its business is transacted in several currencies. Consequently, the Company is exposed to foreign exchange risk through receiving payment for sales and services in the United States and elsewhere and making purchases from overseas suppliers in various foreign currencies. The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency borrowings. A significant portion of the Company’s revenue is in the U.S. Dollars, Pound Sterling, Euro, Indian Rupee, Australian Dollars and Canadian Dollars, while a large portion of costs are in Indian Rupees. The exchange rate between the Indian Rupee and these currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the Indian Rupee against these currencies can adversely affect the Company’s results of operations. The Company evaluates exchange rate exposure arising from these transactions and enters into foreign currency derivative instruments to mitigate such exposure. The Company follows established risk management policies, including the use of derivatives like foreign exchange forward/option contracts to hedge forecasted cash flows denominated in foreign currency. - 26 2025 The Company has designated certain derivative instruments as cash flow hedges to mitigate the foreign exchange exposure of forecasted highly probable cash flows. REPORT As at March 31, 2026, a I 1 increase in the spot exchange rate of the Indian Rupee with the U.S. Dollar would result in an approximately I 2,667 (including statement of profit and loss of I 655 and other comprehensive income of I 2,012) ANNUAL decrease in the fair value, and a I 1 decrease would result in an approximately I 2,653 (including statement of profit and loss of I 655 and other comprehensive income of I 1,998) increase in the fair value of foreign currency dollar denominated INTEGRATED derivative instruments (forward and option contracts). WIPRO

255

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The below table presents foreign currency risk from non-derivative financial assets/(liabilities) as of March 31, 2026 and 2025:

	As at March 31, 2026						
	U.S.$	Euro	Pound Sterling	Australian Dollar	Canadian Dollar	Other currencies[1]	Total
Trade receivables	₹ 57,342	₹ 13,266	₹ 10,418	₹ 2,728	₹ 565	₹ 6,723	₹ 91,042
Unbilled receivables	29,314	5,538	7,169	2,091	965	2,932	48,009
Cash and cash equivalents	5,394	2,749	2,853	1,687	7,333	2,386	22,402
Other financial assets	1,192	1,580	390	93	150	841	4,246
Investment in redeemable preference shares of subsidiary	-	19,706	-	-	-	-	19,706
Lease liabilities	(3,739)	(2,974)	(2,828)	(80)	(25)	(712)	(10,358)
Trade payables and other financial liabilities	(44,290)	(11,197)	(11,861)	(2,886)	(2,745)	(6,235)	(79,214)
Non-derivative financial assets/ (liabilities), net	**₹ 45,213**	**₹ 28,668**	**₹ 6,141**	**₹ 3,633**	**₹ 6,243**	**₹ 5,935**	**₹ 95,833**

[1] Other currencies reflect currencies such as Singapore Dollar, Swiss Franc, Swedish Krona, United Arab Emirates Dirham and Polish Zloty

	As at March 31, 2025						
	U.S.$	Euro	Pound Sterling	Australian Dollar	Canadian Dollar	Other currencies[1]	Total
Trade receivables	₹ 38,924	₹ 12,335	₹ 7,616	₹ 2,599	₹ 1,213	₹ 8,494	₹ 71,181
Unbilled receivables	22,604	4,118	4,025	1,587	539	1,862	34,735
Cash and cash equivalents	5,261	1,602	1,117	1,007	4,392	1,735	15,114
Other financial assets	745	1,181	353	161	101	1,046	3,587
Investment in redeemable preference shares of subsidiary	-	16,661	-	-	-	-	16,661
Lease liabilities	(2,402)	(1,836)	(2,402)	(259)	(72)	(1,084)	(8,055)
Trade payables and other financial liabilities	(41,054)	(8,679)	(7,275)	(1,414)	(857)	(6,074)	(65,353)
Non-derivative financial assets/ (liabilities), net	**₹ 24,078**	**₹ 25,382**	**₹ 3,434**	**₹ 3,681**	**₹ 5,316**	**₹ 5,979**	**₹ 67,870**

[1] Other currencies reflect currencies such as Saudi Riyal, Singapore Dollar, Swiss Franc, Polish Zloty and United Arab Emirates Dirham.

As at March 31, 2026 and 2025, respectively, every 1% increase/decrease in the respective foreign currencies compared to functional currency of the Company would increase/decrease the Company's profit before taxes by approximately ₹ 958 and ₹ 679, respectively.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowings, including various revolving and other lines of credit.

The Company's investments are primarily in short-term investments, which do not expose it to significant interest rate risk.

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. If interest rates were to increase by 100 bps as on March 31, 2026 additional net annual interest expense on floating rate borrowing would amount to approximately ₹ 465. Certain borrowings are also transacted at fixed interest rates.

256 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) Credit risk Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, the Company periodically assesses the credit rating and financial reliability of customers, considering the financial condition, current economic trends, forward-looking macroeconomic information, analysis of historical bad debts and ageing of accounts receivable. No single customer accounted for more than 10% of the accounts receivable as at March 31, 2026 and 2025, and revenues for the years ended March 31, 2026 and 2025. There is no significant concentration of credit risk. Trade receivables and unbilled receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a customer to engage in a repayment plan with the Company. Refer to Note 9 for changes in allowance for lifetime expected credit loss. Counter party risk Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Issuer risk is minimised by only buying securities in India which are at least AA rated by Indian rating agencies. Settlement and credit risk is reduced by the policy of entering into transactions with counterparties that are usually banks or financial institutions with acceptable credit ratings. Exposure to these risks are closely monitored and maintained within predetermined parameters. There are limits on credit exposure to any financial institution. The limits are regularly assessed and determined based upon credit analysis including financial statements and capital adequacy ratio reviews. Cash and cash equivalents includes demand deposits of I 404 and bank balances of I 21,456 held with two banks having high credit ratings, which are individually in excess of 10% or more of the Company’s total cash and cash equivalents as at March 31, 2026. Refer to Note 10. The Company did not have any significant concentration of investment risk, as no investments with any single counterparty exceeded 10% of total investments, excluding investments in equity instruments and redeemable preference shares of subsidiaries as at March 31, 2026. Refer to Note 8. Liquidity risk Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at a reasonable price. The Company’s corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts based on the expected cash flows. - 26 As at March 31, 2026, cash and cash equivalents are held with major banks and financial institutions. 2025 REPORT ANNUAL INTEGRATED WIPRO

257

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The table below provides details regarding the remaining contractual maturities of financial liabilities at the reporting date. The amounts include estimated interest payments and exclude the impact of netting agreements, if any.

	As at March 31, 2026						
	Less than 1 year	1-2 years	2-4 years	Beyond 4 years	Total cash flows	Interest included in total cash flows	Carrying value
Borrowings[1]	₹ 61,988	₹ -	₹ -	₹ -	₹ 61,988	₹ (488)	₹ 61,500
Lease liabilities[1]	5,135	4,250	5,134	9,284	23,803	(4,442)	19,361
Trade payables	60,103	1,420	1,777	522	63,822	-	63,822
Derivative liabilities	9,799	-	-	-	9,799	-	9,799
Other financial liabilities							
Salary payable	21,374	-	-	-	21,374	-	21,374
Liabilities towards customer contracts	721	359	360	-	1,440	-	1,440
Capital creditors	508	-	-	-	508	-	508
Rent deposit	477	12	-	-	489	-	489
Advance from customers	329	-	-	-	329	-	329
Others	5,272	-	-	-	5,272	-	5,272
	₹ 165,706	₹ 6,041	₹ 7,271	₹ 9,806	₹ 188,824	₹ (4,930)	₹ 183,894

	As at March 31, 2025						
	Less than 1 year	1-2 years	2-4 years	Beyond 4 years	Total cash flows	Interest included in total cash flows	Carrying value
Borrowings[1]	₹ 61,290	₹ -	₹ -	₹ -	₹ 61,290	₹ (790)	₹ 60,500
Lease liabilities[1]	4,631	3,325	3,912	7,826	19,694	(3,903)	15,791
Trade payables	67,823	-	-	-	67,823	-	67,823
Derivative liabilities	968	-	-	-	968	-	968
Other financial liabilities							
Salary payable	20,003	-	-	-	20,003	-	20,003
Liabilities towards customer contracts	342	342	684	-	1,368	-	1,368
Capital creditors	1,195	-	-	-	1,195	-	1,195
Rent deposit	475	4	21	-	500	-	500
Advance from customers	127	-	-	-	127	-	127
Others	514	-	-	-	514	-	514
	₹ 157,368	₹ 3,671	₹ 4,617	₹ 7,826	₹ 173,482	₹ (4,693)	₹ 168,789

[1] Includes future cash outflow towards estimated interest on borrowings and lease liabilities.

258 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management for external communication with investors, analysts and rating agencies: As at As at March 31, 2026 March 31, 2025 Cash and cash equivalents I 26,778 I 44,342 Investments—current 394,720 409,568 Borrowings (61,500) (60,500) I 359,998 I 393,410 21. INCOME TAX Income tax expense has been allocated as follows: Year ended Year ended March 31, 2026 March 31, 2025 Income tax expense as per the statement of profit and loss Current tax expense I 38,349 I 39,934 Deferred tax expense/(reversal) (593) (2,940) I 37,756 I 36,994 Income tax included in other comprehensive income on: Gains/(losses) on investment securities I (323) I 221 Gains/(losses) on cash flow hedging derivatives (2,149) (202) Remeasurements of the defined benefit plans 53 78 I (2,419) I 97 I 35,337 I 37,091 The reconciliation between the provision of income tax and amounts computed by applying the Indian statutory income tax rate to profit before taxes is as follows: Year ended Year ended March 31, 2026 March 31, 2025 Profit before tax I 159,052 I 146,125 Enacted income tax rate in India 34.94% 34.94% 26 Computed expected tax expense I 55,573 I 51,056 - 2025 Effect of: Income exempt from tax I (17,492) I (14,139) REPORT Basis differences that will reverse during a tax holiday period 66 (331) Income taxed at higher/(lower) rates (223) (74) ANNUAL Taxes related to prior years (3,949) (4,156) Changes in unrecognised deferred tax assets (543) 441 Expenses disallowed for tax purpose 4,317 4,194 INTEGRATED Others, net 7 3 Income tax expense I 37,756 I 36,994 WIPRO Effective income tax rate 23.74% 25.32%

259 Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) The components of deferred tax assets and liabilities are as follows: As at As at March 31, 2026 March 31, 2025 Deferred tax assets Carry-forward losses I 116 I 112 Trade payables and other liabilities 4,331 4,789 Allowances for lifetime expected credit loss 1,647 1,129 Cash flow hedges 2,226 77 Others 13 62 I 8,333 I 6,169 Deferred tax liabilities Property, plant and equipment I (1,031) I (771) Amortisable goodwill (449) (378) Interest income and fair value movement of investments (2,124) (2,397) Special Economic Zone re-investment reserve (2,627) (3,485) I (6,231) I (7,031) Deferred tax assets/(liabilities),net I 2,102 I (862) Amounts presented in the balance sheet Deferred tax assets I 2,102 I 453 Deferred tax liabilities— 1,315 Movement in deferred tax assets and liabilities Movement during the year ended March 31, 2026 Credit/ Credit/ Adjusted (charge) Adjustment (charge) As at balance in the Translation As at March on account in other April1,2025 as at April 1, statement adjustment 31, 2026 of merger comprehensive 2025 of profit and income loss Carry-forward losses I 112 I—I 112 I 4 I—I—I 116 Trade payables and other 4,789—4,789 (405) (53)—4,331 liabilities Allowances for lifetime expected 1,129—1,129 518 — 1,647 credit loss Cash flow hedges 77—77—2,149—2,226 Property, plant and equipment (771)—(771) (260) — (1,031) Amortisable goodwill (378)—(378) (71) — (449) Interest income and fair value (2,397)—(2,397) (50) 323—(2,124) movement of investments Special Economic Zone (3,485)—(3,485) 858 — (2,627) re-investment reserve Others 62—62 (1)—(48) 13 Deferred tax assets/(liabilities), net I (862) I—I (862) I 593 I 2,419 I (48) I 2,102

260 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Movement during the year ended March 31, 2025

	As at April 1, 2024	Adjustment on account of merger	Adjusted balance as at April 1, 2024	Credit/ (charge) in the statement of profit and loss	Credit/ (charge) in other comprehensive income	Translation adjustment	As at March 31, 2025
Carry-forward losses	₹ 766	₹ -	₹ 766	₹ (654)	₹ -	₹ -	₹ 112
Trade payables and other liabilities	3,572	376	3,948	919	(78)	-	4,789
Allowances for lifetime expected credit loss	1,340	46	1,386	(257)	-	-	1,129
Cash flow hedges	(125)	-	(125)	-	202	-	77
Property, plant and equipment	(1,141)	147	(994)	223	-	-	(771)
Amortisable goodwill	(300)	-	(300)	(78)	-	-	(378)
Interest income and fair value movement of investments	(710)	(23)	(733)	(1,443)	(221)	-	(2,397)
Special Economic Zone re-investment reserve	(7,820)	-	(7,820)	4,335	-	-	(3,485)
Others	181	(3)	178	(105)	-	(11)	62
Deferred tax assets/ (liabilities), net	**₹ (4,237)**	**₹ 543**	**₹ (3,694)**	**₹ 2,940**	**₹ (97)**	**₹ (11)**	**₹ (862)**

Deferred taxes on unrealised foreign exchange gain/loss relating to cash flow hedges, fair value movements in investments and remeasurements of the defined benefit plans are recognised in other comprehensive income and presented within equity. Other than these, the change in deferred tax assets and liabilities is primarily recorded in the statement of profit and loss.

In assessing the realisability of deferred tax assets, the Company considers the extent to which it is probable that the deferred tax asset will be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on this, the Company believes that it is probable that the Company will realise the benefits of these deductible differences. The amount of deferred tax asset considered realisable, however, could be reduced in the near term if the estimates of future taxable income during the carry-forward period are reduced.

The Company has recognised deferred tax assets of ₹ 116 and ₹ 112 as at March 31, 2026 and 2025 primarily in respect of capital loss incurred on account of liquidation of an investment. Management's projections of future taxable capital gain support the assumption that it is probable that sufficient taxable income will be available to utilise this deferred tax asset.

A substantial portion of the profits of the Company's India operations are exempt from Indian income taxes being profits attributable to export operations and profits from units established under Special Economic Zone Act, 2005 scheme. Units in designated SEZs providing service on or after April 1, 2005 will be eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits and gains for a further five years. A 50% tax deduction is available for a further five years subject to the unit meeting certain defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. New SEZ units set up on or after April 1, 2021 are not eligible for aforesaid deduction. The tax holiday period being currently available to the Company expires in various years through fiscal years 2034-35. The impact of tax holidays has resulted in a decrease

WIPRO INTEGRATED ANNUAL REPORT 2025-26

261 Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) of current tax expense of I 13,092 and I 11,798 for the years ended March 31, 2026 and 2025, respectively, compared to the effective tax amounts that the Company estimates it would have been required to pay if these incentives had not been available. The per equity share effect of these tax incentives for the years ended March 31, 2026 and 2025 is I 1.25 and I 1.13, respectively. Deferred income tax liabilities are recognised for all taxable temporary differences except in respect of taxable temporary differences associated with U.S. branch profit tax where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, deferred income tax liabilities on branch profit tax at 15% of the U.S. branch profits have not been recognised. Further, it is not practicable to estimate the amount of the unrecognised deferred tax liabilities for these undistributed earnings. The Pillar Two legislations are neither enacted nor substantively enacted by Government of India, where the parent company is incorporated. Pillar Two legislation has been enacted, or substantively enacted, in certain other jurisdictions where the Company operates. However, the Company does not expect any material financial impact for the year ended March 31, 2026. In line with amended Ind AS 12, the Company has not recognised deferred taxes related to Pillar Two income taxes and accordingly has applied the mandatory exception as per the said standard. 22. REVENUE FROM OPERATIONS A. Contract assets and Contract liabilities The following table presents the changes in contract assets balance: As at As at March 31, 2026 March 31, 2025 Balance at the beginning of the year I 9,815 I 12,941 Adjustment on account of merger— 3 Adjusted balance at the beginning of the year I 9,815 I 12,944 Amount reclassified to receivables pertaining to fixed price development contracts (8,737) (8,952) on completion of milestones Increase due to revenue recognised during the year 6,274 5,823 Balance at the end of the year I 7,352 I 9,815 The following table presents the changes in contract liabilities balance: As at As at March 31, 2026 March 31, 2025 Balance at the beginning of the year I 15,162 I 14,265 Adjustment on account of merger— 52 Adjusted balance at the beginning of the year I 15,162 I 14,317 Revenue recognised from opening balance of contract liabilities (11,526) (11,171) Increase due to invoicing during the year 15,193 12,016 Balance at the end of the year I 18,829 I 15,162 Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

262 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) B. Reconciliation of revenue Reconciliation of revenue recognised with the contracted price as follows: As at As at March 31, 2026 March 31, 2025 Contracted price I 728,904 I 695,862 Reductions towards variable consideration components(1) (15,453) (10,112) Revenue recognized in the statement of profit and loss I 713,451 I 685,750 (1) Variable consideration comprises of volume discount, service level credits and liquidated damages. C. Remaining performance obligations Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognised, which includes contract liabilities and amounts that will be invoiced and recognised as revenue in future periods. Applying the practical expedient, the Company has not disclosed its right to consideration from customers in an amount that corresponds directly with the value to the customer of the Company’s performance completed to date, which are contracts invoiced on time and material basis and volume based. As at March 31, 2026 and 2025, the aggregate amount of the Transaction Price allocated to remaining performance obligations, other than those meeting the exclusion criteria above, were I 266,386 and I 223,292, respectively, of which approximately 60% and 66%, respectively, is expected to be recognised as revenues within two years, and the remainder thereafter. This includes contracts, with a substantive enforceable termination penalty if the contract is terminated without cause by the customer, based on an overall assessment of the contract carried out at the time of inception. Historically, customers have not terminated contracts without cause. D. Disaggregation of revenue The tables below present disaggregated revenue from contracts with customers by business segment and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors. Revenue by nature of services Year ended Year ended March 31, 2026 March 31, 2025 Rendering of services I 709,602 I 684,307 - 26 2025 Sale of products 3,849 1,443 REPORT I 713,451 I 685,750 Revenue by nature of contract ANNUAL Year ended Year ended March 31, 2026 March 31, 2025 Fixed price and volume based I 374,187 I 381,864 INTEGRATED Time and materials 335,415 302,443 Products 3,849 1,443 WIPRO I 713,451 I 685,750

263 Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) 23. OTHER INCOME Year ended Year ended March 31, 2026 March 31, 2025 Interest income I 25,512 I 24,674 Dividend income from investment in equity instruments of subsidaries 11,062 5,161 Dividend income from equity investments designated as FVTOCI 3 2 Net gain from investments classified as FVTPL 6,969 8,440 Net loss from investments classified as FVTOCI 358 (72) Finance and other income K 43,904 K 38,205 Foreign exchange gain/(loss), net on derivatives measured at FVTPL I (4,664) C (182) Foreign exchange gain/(loss), net on investments measured at FVTPL 3,045 379 Other foreign exchange differences, net 4,791 363 Foreign exchange gain, net K 3,172 K 560 Gain on sale of property, plant and equipment, net(1) I 415 I 712 K 47,491 K 39,477 (1)Gain on sale of property, plant and equipment, net for the year ended March 31, 2026 and 2025, includes gain on transfer of building of I 405 and gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of I 885, respectively. 24. CHANGES IN INVENTORIES OF STOCK-IN-TRADE Year ended Year ended March 31, 2026 March 31, 2025 Stock at the beginning of the year I 613 H 703 Less: Stock at the end of the year 465 613 Decrease during the year I 148 H 90 25.EMPLOYEEBENEFITS a) Employee costs includes Year ended Year ended March 31, 2026 March 31, 2025 Salaries and bonus I 365,644 I 364,236 Contribution to provident and other funds 19,291 14,776 Share-based compensation(1) 3,874 4,838 I 388,809 I 383,850 (1) Includes I Nil and I (9) for the years ended March 31, 2026 and 2025, respectively, towards cash settled ADSs and RSUs.

264 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) Defined benefit plan actuarial (gains)/losses recognised in other comprehensive income include: Year ended Year ended March 31, 2026 March 31, 2025 Return on plan assets excluding interest income—loss/(gain) I 439 I (248) Actuarial loss/(gain) arising from financial assumptions 757 237 Actuarial loss/(gain) arising from demographic assumptions 29 (111) Actuarial loss/(gain) arising from experience adjustments (1,454) (207) Change in the effect of asset ceiling—loss/(gain) 7 13 (Gain)/loss on remeasurement of defined benefit plans, net I (222) I (316) b) Gratuity and foreign pension: Defined benefit plans include gratuity for employees drawing salary in Indian Rupees, pension and certain benefits plans in foreign jurisdictions. Amount recognised in the statement of profit and loss in respect of defined benefit plans is as follows: Year ended Year ended March 31, 2026 March 31, 2025 Current service cost I 3,280 I 2,805 Past service cost 3,377 — Net interest income on net defined benefit liability/(asset) 147 14 Net charge to the statement of profit and loss I 6,804 I 2,819 Actual return on plan assets I 659 I 1,353 Change in present value of defined benefit obligation is summarised below: As at As at March 31, 2026 March 31, 2025 Defined benefit obligation at the beginning of the year I 18,042 I 14,828 Adjustment on account of merger— 1,116 Adjustedbalanceofdefinedbenefitobligationatthebeginningoftheyear I 18,042 I 15,944 Current service cost 3,280 2,805 Past service cost 3,377 — —26 Interest expense on obligation 1,242 1,117 2025 Benefits paid (2,100) (1,799) REPORT Transfer in/(out), net 1 21 Remeasurement loss/(gain) ANNUAL Actuarial loss/(gain) arising from financial assumptions 757 237 Actuarial loss/(gain) arising from demographic assumptions 29 (111) Actuarial loss/(gain) arising from experience adjustments (1,454) (207) Translation adjustment 174 35 INTEGRATED Defined benefit obligation at the end of the year I 23,348 I 18,042 WIPRO

265 Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) Change in plan assets is summarised below: As at As at March 31, 2026 March 31, 2025 Fair value of plan assets at the beginning of the year I 17,072 I 15,717 Expected return on plan assets 1,098 1,105 Employer contributions 5,225 5 Benefits paid (27) (30) Remeasurement (loss)/gain Return on plan assets excluding interest income—(loss)/gain (439) 248 Translation adjustment 134 27 Fair value of plan assets at the end of the year I 23,063 I 17,072 As at As at March 31, 2026 March 31, 2025 Defined benefit obligation I 23,348 I 18,042 Fair value of plan assets 23,063 17,072 Present value of unfunded obligation (285) (970) Change in the effect of asset ceiling (89) (66) Recognised liability (374) (1,036) Change in effect of asset ceiling is summarised below: As at As at March 31, 2026 March 31, 2025 Effect of asset ceiling at the beginning of the year I 66 I 50 Interest expense on effect of asset ceiling 3 2 Changes in the effect of limiting the surplus to the asset ceiling 7 13 Translation adjustment 13 1 Effect of asset ceiling at the end of the year I 89 I 66 As at March 31, 2026 and 2025, plan assets were primarily invested in insurer managed funds. The Company has established an income tax approved irrevocable trust fund to which it regularly contributes to finance the liabilities of the gratuity plan. The fund’s investments are managed by certain insurance companies as per the selection made by the trustees among the fund plan available. The principal assumptions used for the purpose of actuarial valuation of these defined benefit plans are as follows: As at As at March 31, 2026 March 31, 2025 Discount rate 6.38% 6.49% Expected return on plan assets 6.38% 6.49% Expected rate of salary increase 7.67% 7.66% Weighted average duration of defined benefit obligations 5.27 years 5.65 years

266 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The discount rate is primarily based on the prevailing market yields of government securities for the estimated term of the obligations. The estimates of future salary increase considered takes into account the inflation, seniority, promotion and other relevant factors. Attrition rate considered is the management's estimate, based on previous years' employee turnover of the Company.

The expected return on plan assets is based on expectation of the average long-term rate of return expected on investments of the fund during the estimated term of the obligations.

Expected future contribution and estimated future benefit payments from the fund are as follows:

For the year ended March 31, 2026	
Expected contribution to the fund during the year ending March 31, 2027	₹ 3,315
Estimated benefit payments from the fund for the year ending March 31:	
2027	₹ 4,101
2028	3,589
2029	3,242
2030	2,977
2031	2,625
Thereafter	18,027
Total	**₹ 34,561**

For the year ended March 31, 2025	
Expected contribution to the fund during the year ending March 31, 2026	₹ 3,416
Estimated benefit payments from the fund for the year ending March 31:	
2026	₹ 2,715
2027	2,720
2028	2,503
2029	2,281
2030	2,022
Thereafter	15,357
Total	**₹ 27,598**

The expected benefits are based on the same assumptions used to measure the Company's benefit obligations as at March 31, 2026.

Sensitivity for significant actuarial assumptions is computed to show the movement in defined benefit obligation by 1 percentage.

As at March 31, 2026, every 1 percentage point increase/(decrease) in discount rate will result in (decrease)/ increase of defined benefit obligation by approximately ₹ (1,203) and ₹ 1,319, respectively (March 31, 2025: ₹ (985) and ₹ 1,096, respectively).

As at March 31, 2026, every 1 percentage point increase/(decrease) in expected rate of salary will result in increase/(decrease) of defined benefit obligation by approximately ₹ 1,388 and ₹ (1,316), respectively (March 31, 2025: ₹ 1,055 and ₹ (998), respectively).

The sensitivity analysis to significant actuarial assumptions may not be representative of the actual change in the defined benefit obligations as the change in assumptions may not occur in isolation since some of the assumptions may be correlated. Furthermore, in presenting the sensitivity analysis, the present value of the defined benefit obligations has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognised in the balance sheet.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

267 Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) c) Provident fund: The details of fund and plan assets are given below: As at As at March 31, 2026 March 31, 2025 Fair value of plan assets I 133,417 I 121,067 Present value of defined benefit obligation (133,417) (121,067) Net shortfall I— I— The total expense for the years ended March 31, 2026 and 2025 is I 7,058 and I 6,517, respectively. The plan assets have been invested as per the regulations of Employees’ Provident Fund Organisation (EPFO). The principal assumptions used in determining the present value obligation of interest guarantee under the deterministic approach are as follows: As at As at March 31, 2026 March 31, 2025 Discount rate for the term of the obligation 6.50% 6.55% Weighted Average remaining tenure of investment portfolio 13.81 years 6.71 years Guaranteed rate of return 8.25% 8.25% d) Defined contribution plans: The total expense for the years ended March 31, 2026 and 2025 was I 5,576 and I 5,454, respectively. 26. FINANCE COSTS Year ended Year ended March 31, 2026 March 31, 2025 Interest on borrowings I 3,692 I 4,058 Interest on lease liabilities 1,072 875 Other finance costs 6,195 5,085 I 10,959 I 10,018 27.OTHEREXPENSES Year ended Year ended March 31, 2026 March 31, 2025 Rates, taxes and insurance I 3,458 I 3,420 Lifetime expected credit loss 2,729 829 Provision for diminution in value of investments in subsidiaries (Refer to Note 8) (1,554) 359 Miscellaneous expenses/(income), net(1) 606 (2,062) I 5,239 I 2,546 (1) Miscellaneous expenses/(income), net includes an insurance claim received of I 1,805 during the year ended March 31, 2025.

268 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) 28.EARNINGSPEREQUITYSHARE A reconciliation of profit for the year and equity shares used in the computation of basic and diluted earnings per equity share is set out below: Basic: Basic earnings per equity share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the year, excluding equity shares purchased by the Company and held as treasury shares. Year ended Year ended March 31, 2026 March 31, 2025 Profit attributable to equity holders of the Company I 121,296 I 109,131 Weighted average number of equity shares outstanding 10,476,247,846 10,456,741,552 Basic earnings per equity share I 11.59 I 10.44 Diluted: Diluted earnings per equity share is calculated by adjusting the weighted average number of equity shares outstanding during the year for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company. The calculation is performed in respect of share options to determine the number of equity shares that could have been acquired at fair value (determined as the average market price of the Company’s equity shares during the year). The number of equity shares calculated as above is compared with the number of equity shares that would have been issued assuming the exercise of the share options. Year ended Year ended March 31, 2026 March 31, 2025 Profit attributable to equity holders of the Company I 121,296 I 109,131 Weighted average number of equity shares outstanding 10,476,247,846 10,456,741,552 Effect of dilutive equivalent share options 27,175,090 32,197,840 Weighted average number of equity shares for diluted earnings per share 10,503,422,936 10,488,939,392 Diluted earnings per equity share I 11.55 I 10.40 For the years ended March 31, 2026 and 2025, 1,586,275 and 1,294,623 options, respectively, were excluded from diluted weighted-average number of equity shares calculation because their effect would have been anti-dilutive. 29.DIVIDENDS,BONUSISSUEANDBUYBACKOFEQUITYSHARES 26 The Company declares and pays dividends in Indian Rupees. According to the Companies Act, 2013 any dividend should - 2025 be declared out of accumulated distributable profits. A company may, before the declaration of any dividend, transfer a percentage of its profits for that financial year as it may consider appropriate to the reserves. REPORT The cash dividends paid per equity share were I 11 (I 5 declared on July 17, 2025 and I 6 declared on January 16, 2026) and I 6, during the years ended March 31, 2026 and 2025, respectively. ANNUAL During the year ended March 31, 2025, the Company concluded bonus issue in the ratio of 1:1 i.e. 1 (one) bonus equity share of I 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on November 21, 2024. Subsequently, on December 4, 2024, the Company allotted 5,232,094,402 INTEGRATED equity shares (including ADS) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS) under allotment as on the record date. Consequently, I 10,467 (representing par value of I 2 per share) was transferred from capital redemption reserve, WIPRO securities premium and retained earnings to the share capital.

269

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

30. ADDITIONAL CAPITAL DISCLOSURES

The key objective of the Company's capital management is to ensure that it maintains a stable capital structure with the focus on total equity to uphold investor, creditor, and customer confidence and to ensure future development of its business. The Company's focus is on keeping a strong total equity base to ensure independence, security, as well as a high financial flexibility for potential future borrowings, if required without impacting the risk profile of the Company.

The Company's goal is to continue to be able to return excess liquidity to shareholders by continuing to distribute annual dividends in future periods. The amount of future dividends/buyback of equity shares will be balanced with efforts to continue to maintain an adequate liquidity status.

The capital structure as at March 31, 2026 and 2025 was as follows:

	Year ended March 31, 2026	Year ended March 31, 2025	% Change
Total equity	₹ 636,797	₹ 634,874	0.3%
As percentage of total capital	*88.7%*	*89.3%*	
Current borrowings	₹ 61,500	₹ 60,500	
Current and non-current lease liabilities	19,361	15,791	
Total borrowings and lease liabilities	₹ 80,861	₹ 76,291	6.0%
As percentage of total capital	*11.3%*	*10.7%*	
Total capital	₹ 717,658	₹ 711,165	0.9%

Borrowings represent 8.6% and 8.5% of total capital as at March 31, 2026 and 2025, respectively. The Company is not subjected to any externally imposed capital requirements.

31. EMPLOYEE STOCK INCENTIVE PLANS

The stock compensation expense recognised for employee services received during the years ended March 31, 2026 and 2025, were ₹ 3,874 and ₹ 4,838, respectively.

Wipro Equity Reward Trust ("WERT")

In 1984, the Company established a controlled trust called WERT. In previous years, WERT purchased shares of the Company out of funds borrowed from the Company. The Company's Nomination and Remuneration Committee recommends to WERT certain officers and key employees, to whom WERT issues shares from its holdings at nominal price subject to vesting conditions. WERT held 11,905,480 and 11,905,480 treasury shares as of March 31, 2026 and 2025, respectively.

Wipro Employee Restricted Stock Unit Option Plans

A summary of the general terms of grants under restricted stock unit ("**RSU**") option plans are as follows:

Name of Plan	Number of options reserved under the plan	Range of exercise price
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 Plan)(1)	174,595,958	U.S.$ 0.03
Wipro Employee Restricted Stock Unit Plan 2005 (WSRUP 2005 Plan)(1)	96,595,958	₹ 2
Wipro Employee Restricted Stock Unit Plan 2007 (WSRUP 2007 Plan)(1)	67,663,302	₹ 2
Wipro Limited Employee Stock Options, Performance Stock Unit and/or Restricted Stock Unit Scheme 2024 (Wipro 2024 Scheme)(1)	400,000,000	U.S.$ 0.03/₹ 2

(1) The maximum contractual term of these RSU option plans is perpetual until the options are available for grant under the plan.

270 STATUTORY REPORTS AND FINANCIAL STATEMENTS | STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Employees covered under the RSU options plans are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirements of vesting conditions. These options generally vest in tranches over a period of one to three years from the date of grant. Upon vesting, the employees can acquire one equity share for every option and can exercise within a period of twelve months from the vesting date of last tranche under the grant.

The activity in equity-settled RSU option plans is summarised below:

	Range of exercise price and Weighted average exercise price	Year ended March 31, 2026	Year ended March 31, 2025
		Number of options	Number of options
Outstanding at the beginning of the year	₹ 2	18,634,747	7,735,669
	U.S.$ 0.03	36,956,579	18,851,226
Bonus on outstanding (Refer to Note 29)	₹ 2	-	10,749,111
	U.S.$ 0.03	-	22,882,839
Granted	₹ 2	10,617,130	5,513,469
	U.S.$ 0.03	23,259,750	15,030,302
Adjustment of Performance based stock options on completion of performance measurement period	₹ 2	(1,841,526)	(331,920)
	U.S.$ 0.03	(3,986,719)	(499,875)
Exercised	₹ 2	(5,293,789)	(3,731,212)
	U.S.$ 0.03	(10,982,620)	(9,897,384)
Forfeited and expired	₹ 2	(2,771,279)	(1,300,370)
	U.S.$ 0.03	(8,303,933)	(9,410,529)
Outstanding at the end of the year	₹ 2	19,345,283	18,634,747
	U.S.$ 0.03	36,943,057	36,956,579
Exercisable at the end of the year	₹ 2	2,010,308	1,996,731
	U.S.$ 0.03	1,283,137	1,007,466

The Company has granted below options under RSU and ADS option plans[1]:

	Year ended March 31, 2026	Year ended March 31, 2025
Restricted Stock Units (RSU)	6,743,031	3,498,476
Performance based stock options (RSUs)	3,874,099	2,014,993
Total	10,617,130	**5,513,469**
ADS RSU	14,834,924	9,707,235
Performance based stock options (ADS)	8,424,826	5,323,067
Total	23,259,750	**15,030,302**

[1] Numbers in above table are not given effect of bonus shares issued during the year ended March 31, 2025.

During the year ended March 31, 2026, RSU and ADS grants were issued under Wipro 2024 Scheme. Performance-based stock options will vest based on the performance parameters of the Company.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

271

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The activity in cash-settled RSU option plans is summarised below:

	Year ended March 31, 2026	Year ended March 31, 2025
	Number of options	Number of options
Outstanding at the beginning of the year	-	7,000
Exercised	-	-
Forfeited and expired	-	(7,000)
Outstanding at the end of the year	-	-
Exercisable at the end of the year	-	-

The following table summarises information about outstanding RSU option plans:

Range of exercise price and Weighted average exercise price		As at March 31, 2026		As at March 31, 2025	
		Number of options	Weighted average remaining life (months)	Number of options	Weighted average remaining life (months)
₹	2	19,345,283	16	18,634,747	18
U.S.$	0.03	36,943,057	18	36,956,579	19

The weighted-average grant-date fair value of options granted during the years ended March 31, 2026, and 2025 was ₹ 249.40 and ₹ 454.58 for each option, respectively. The weighted average share price of options exercised during the years ended March 31, 2026 and 2025 was ₹ 246.01 and ₹ 389.52 for each option, respectively.

32. RELATED PARTY RELATIONSHIP AND TRANSACTIONS

The list of subsidiaries, associate and joint venture as of March 31, 2026 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Consulting India Private Limited			India	100.00%
Capco Technologies Private Limited			India	100.00%
Wipro Chengdu Limited			China	8.96%
Wipro Holdings (UK) Limited			U.K.	100.00%
	Wipro Technologies SRL		Romania	^
Wipro IT Services Bangladesh Limited			Bangladesh	100.00%
Wipro IT Services UK Societas			U.K.	100.00%
	Capco Consulting Middle East FZE[(2)]		UAE	100.00%
	Designit A/S		Denmark	100.00%
		Designit Denmark A/S	Denmark	100.00%
		Designit Germany GmbH	Germany	100.00%
		Designit Oslo A/S	Norway	100.00%

272 STATUTORY REPORTS AND FINANCIAL STATEMENTS | STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
		Designit Spain Digital, S.L.U	Spain	100.00%
		Designit T.L.V Ltd.	Israel	100.00%
	Wipro Bahrain Limited Co. W.L.L		Bahrain	100.00%
	Wipro Czech Republic IT Services s.r.o.		Czech Republic	100.00%
	Wipro CRM Services		Belgium	100.00%
		Wipro 4C Consulting France SAS	France	100.00%
		Wipro CRM Services B.V.	Netherlands	100.00%
		Wipro CRM Services ApS	Denmark	100.00%
		Wipro CRM Services UK Limited	U.K.	100.00%
	Grove Holdings 2 S.á.r.l		Luxembourg	100.00%
		Capco Solution Services GmbH	Germany	100.00%
		The Capital Markets Company Italy Srl	Italy	100.00%
		Capco Brasil Serviços E Consultoria Ltda	Brazil	99.99%
		The Capital Markets Company BV[1]	Belgium	100.00%
	PT. WT Indonesia		Indonesia	99.60%
	Rainbow Software LLC		Iraq	100.00%
	Wipro Arabia Limited		Saudi Arabia	66.67%
		Women's Business Park Technologies Limited	Saudi Arabia	100.00%
	Wipro Doha LLC		Qatar	100.00%
	Wipro Financial Outsourcing Services Limited		U.K.	100.00%
		Wipro UK Limited	U.K.	100.00%
	Wipro Gulf LLC		Sultanate of Oman	99.98%
	Wipro Information Technology Netherlands BV.		Netherlands	100.00%
		Wipro Gulf LLC	Sultanate of Oman	0.02%
		Wipro Technologies SA	Argentina	2.62%
		Wipro (Thailand) Co. Limited	Thailand	0.03%
		Wipro Technologies GmbH	Germany	14.87%
		Wipro Do Brasil Sistemas De Informatica Ltda	Brazil	0.07%

WIPRO INTEGRATED ANNUAL REPORT 2025-26

273

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
		Wipro do Brasil Technologia Ltda[1]	Brazil	99.44%
		Wipro Information Technology Kazakhstan LLP	Kazakhstan	100.00%
		Wipro Outsourcing Services (Ireland) Limited	Ireland	100.00%
		Wipro Portugal S.A.[1]	Portugal	100.00%
		Wipro Solutions Canada Limited	Canada	100.00%
		Wipro Technologies Limited	Russia	99.99%
		Wipro Technologies Peru SAC	Peru	99.98%
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica	100.00%
		Wipro Technology Chile SPA	Chile	100.00%
		Applied Value Technologies B.V.	Netherlands	100.00%
	Wipro IT Service Ukraine, LLC		Ukraine	100.00%
	Wipro IT Services Poland SP Z.O.O		Poland	100.00%
	Wipro IT Services S.R.L.		Romania	100.00%
	Wipro Regional Headquarter		Saudi Arabia	100.00%
	Wipro Technologies Australia Pty Ltd		Australia	100.00%
		Wipro Ampion Holdings Pty Ltd[1]	Australia	100.00%
	Wipro Technologies SA		Argentina	97.38%
	Wipro Technologies SA DE CV		Mexico	91.08%
	Wipro Technologies South Africa (Proprietary) Limited		South Africa	69.42%
		Wipro Technologies Nigeria Limited	Nigeria	99.84%
	Wipro Technologies SRL		Romania	100.00%
	Wipro (Thailand) Co. Limited		Thailand	99.97%
	Wipro Shanghai Limited		China	84.63%
	Wipro Technologies Nigeria Limited		Nigeria	0.16%
	Wipro Technologies Limited		Russia	0.01%
	Wipro Technologies Peru SAC		Peru	0.02%
Wipro Japan KK			Japan	100.00%
Wipro Networks Pte Limited			Singapore	100.00%

274 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
	Applied Value Technologies Pte. Limited		Singapore	100.00%
	Wipro Chengdu Limited		China	91.04%
	PT. WT Indonesia		Indonesia	0.40%
	Wipro (Thailand) Co. Limited		Thailand	^
	Wipro (Dalian) Limited		China	100.00%
	Wipro Technologies SDN BHD		Malaysia	100.00%
	Wipro (Tianjin) Limited[3]		China	100.00%
Wipro Philippines, Inc.			Philippines	100.00%
Wipro Shanghai Limited			China	15.37%
Wipro Travel Services Limited			India	100.00%
Wipro, LLC			USA	100.00%
	Wipro Technologies SA DE CV		Mexico	8.92%
	Wipro Gallagher Solutions, LLC		USA	100.00%
	Wipro Insurance Solutions, LLC		USA	100.00%
	Wipro IT Services, LLC[8]		USA	100.00%
		Aggne Global Inc.	USA	60.00%
		Edgile, LLC	USA	100.00%
		HealthPlan Services, Inc.[1]	USA	100.00%
		Infocrossing, LLC	USA	100.00%
		International TechneGroup Incorporated[1]	USA	100.00%
		Wipro NextGen Enterprise Inc.[1]	USA	100.00%
		Rizing Intermediate Holdings, Inc.[1]	USA	100.00%
		Wipro Appirio, Inc.[1]	USA	100.00%
		Wipro Designit Services, Inc.[1]	USA	100.00%
		Wipro Telecom Consulting LLC	USA	100.00%
		Wipro VLSI Design Services, LLC	USA	100.00%
		Applied Value Technologies, Inc.	USA	100.00%
		Wipro Business Services LLC[10]	USA	100.00%
		The Capital Markets Company, LLC[1][7]	USA	100.00%
Aggne Global IT Services Private Limited			India	60.00%

WIPRO INTEGRATED ANNUAL REPORT 2025-26

275

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Wipro, Inc.			USA	100.00%
	Wipro Life Science Solutions, LLC		USA	100.00%
Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.)[(4)(5)]			USA	100.00%
	Wipro Connected Services Mauritius Pvt. Ltd. (Formerly known as Harman Connected Services Mauritius Pvt. Ltd.)		Mauritius	100.00%
		Connected Services Corporation Wipro India Private Limited (Formerly known as Harman Connected Services Corporation India Pvt. Ltd.)	India	98.40%
	Connected Services Corporation Wipro India Private Limited (Formerly known as Harman Connected Services Corporation India Pvt. Ltd.)		India	1.60%
	Wipro Connected Services Engineering Corp. (Formerly known as Harman Connected Services Engineering Corp.)		USA	100.00%
	Wipro Connected Services UK Limited (Formerly known as Harman Connected Services UK Limited)		UK	100.00%
		Harman Connected Services Morocco	Morocco	100.00%
	Wipro Connected Services US Midco LLC (Formerly known as Harman Connected Services US Midco LLC)		USA	100.00%
		Harman Connected Services AB[(1)]	Sweden	100.00%
The Wipro SA Broad Based Ownership Scheme Trust				
	Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD			100.00%
		Wipro Technologies South Africa (Proprietary) Limited	South Africa	30.58%

^ Value is less than 0.01%

The Company controls 'The Wipro SA Broad Based Ownership Scheme Trust', 'Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD' incorporated in South Africa and Wipro Foundation in India.

(2) Grove Holdings 2 S.á.r.l. has transferred its entire shareholding in Capco Consulting Middle East FZE to Wipro IT Services UK Societas, effective September 19, 2025.

276 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

(3) Wipro (Tianjin) Limited has been incorporated with effect from May 23, 2025, which is 100% held by Wipro Networks Pte Limited.

(4) The Company, through its subsidiaries, has acquired 100% shareholding in Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.) and its subsidiaries, effective December 1, 2025.

(5) Wipro Digital Inc., a wholly owned subsidiary, has merged with Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.), a step-down subsidiary, effective December 1, 2025.

(6) Cardinal US Holdings, Inc transferred its entire ownership in Capco Consulting Services LLC to The Capital Markets Company, LLC effective March 30, 2026.

(7) Capco RISC Consulting LLC merged with The Capital Markets Company, LLC effective March 30, 2026.

(8) Cardinal US Holdings, Inc. merged with Wipro IT Services, LLC effective March 31, 2026.

(9) Rizing Consulting USA, LLC (Formerly known as Rizing Consulting USA, Inc.) merged with Rizing LLC effective March 31, 2026.

(10) Wipro Business Services LLC has been incorporated as a step down subsidiary of the Company with effect from January 20, 2026, which is 100% held by Wipro, LLC.

(1) Step Subsidiary details of The Capital Markets Company LLC, HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A. and Harman Connected Services AB are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
The Capital Markets Company, LLC			USA	
	Capco Consulting Services LLC[6]		USA	100.00%
HealthPlan Services, Inc.			USA	
	HealthPlan Services Insurance Agency, LLC		USA	100.00%
International TechneGroup Incorporated			USA	
	International TechneGroup Ltd.		U.K.	100.00%
	ITI Proficiency Ltd		Israel	100.00%
	MechWorks S.R.L.		Italy	100.00%
Wipro NextGen Enterprise Inc.			USA	
	LeanSwift AB		Sweden	100.00%
Rizing Intermediate Holdings, Inc.			USA	
	Rizing Lanka (Private) Ltd		Sri Lanka	100.00%
		Attune Netherlands B.V. [11]	Netherlands	100.00%
	Rizing Solutions Canada Inc.		Canada	100.00%
	Rizing LLC[9]		USA	100.00%
		Rizing B.V.	Netherlands	100.00%
		Rizing Consulting Ireland Limited	Ireland	100.00%

WIPRO INTEGRATED ANNUAL REPORT 2025-26

277

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
		Rizing Consulting Pty Ltd.	Australia	100.00%
		Rizing Geospatial LLC	USA	100.00%
		Rizing GmbH	Germany	100.00%
		Rizing Limited	U.K.	100.00%
		Rizing Pte Ltd. (11)	Singapore	100.00%
The Capital Markets Company BV			Belgium	
	CapAfric Consulting (Pty) Ltd		South Africa	100.00%
	Capco Belgium BV		Belgium	100.00%
		The Capital Markets Company s.r.o	Slovakia	15.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia	100.00%
	Capco Consultancy (Thailand) Ltd		Thailand	99.92%
	Capco Consulting Singapore Pte. Ltd		Singapore	100.00%
	Capco Greece Single Member P.C		Greece	100.00%
	Capco Poland sp. z.o.o		Poland	100.00%
	The Capital Markets Company (UK) Ltd		U.K.	100.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
		The Capital Markets Company Limited	Hong Kong	0.01%
	The Capital Markets Company GmbH		Germany	100.00%
		Capco Austria GmbH	Austria	100.00%
	The Capital Markets Company Limited		Hong Kong	99.99%
	The Capital Markets Company Limited		Canada	100.00%
		Capco Brasil Serviços E Consultoria Ltda	Brazil	0.01%
	The Capital Markets Company S.á.r.l		Switzerland	100.00%
		Andrion AG	Switzerland	100.00%
	The Capital Markets Company S.A.S		France	100.00%
	The Capital Markets Company s.r.o		Slovakia	85.00%

278 STATUTORY REPORTS AND FINANCIAL STATEMENTS | STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Wipro Ampion Holdings Pty Ltd			Australia	
	Wipro Revolution IT Pty Ltd		Australia	100.00%
	Wipro Shelde Australia Pty Ltd		Australia	100.00%
Wipro Appirio, Inc.			USA	
	Wipro Appirio (Ireland) Limited		Ireland	100.00%
		Wipro Appirio UK Limited	U.K.	100.00%
	Topcoder, LLC		USA	100.00%
Wipro Designit Services, Inc.			USA	
	Wipro Designit Services Limited		Ireland	100.00%
Wipro do Brasil Technologia Ltda			Brazil	
	Wipro do Brasil Servicos Ltda		Brazil	100.00%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	96.84%
Wipro Portugal S.A.			Portugal	
	Wipro do Brasil Technologia Ltda		Brazil	0.56%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	3.09%
	Wipro Technologies GmbH		Germany	85.13%
		Wipro Business Solutions GmbH [(11)]	Germany	100.00%
		Wipro IT Services Austria GmbH	Austria	100.00%
Harman Connected Services AB			Sweden	
	Harman Connected Services Solutions (Chengdu) Co. Ltd.		China	100.00%

[(11)] Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Netherlands B.V.			Netherlands	
	Rizing Germany GmbH		Germany	100.00%
	Attune Italia S.R.L		Italy	100.00%
	Attune UK Ltd.		U.K.	100.00%
Rizing Pte Ltd.			Singapore	
	Rizing New Zealand Ltd.		New Zealand	100.00%
	Rizing Philippines Inc.		Philippines	100.00%
	Rizing SDN BHD		Malaysia	100.00%
	Rizing Solutions Pty Ltd		Australia	100.00%
Wipro Business Solutions GmbH			Germany	
	Wipro Technology Solutions S.R.L		Romania	100.00%

WIPRO INTEGRATED ANNUAL REPORT 2025-26

279 Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) As at March 31, 2026, Wipro, LLC held 43.7% interest in Drivestream Inc., incorporated in the USA, and Wipro IT Services LLC held 27% interest in SDVerse LLC, incorporated in the USA, accounted for using the equity method. The list of controlled trusts are: Name of the entity Country of incorporation Wipro Equity Reward Trust India Wipro Foundation India Vide the order dated June 06, 2025, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025. The other related parties are: Name of the related parties: Nature Azim Premji Foundation Entity controlled by Promoters Azim Premji Foundation for Development Entity controlled by Promoters Hasham Traders Entity controlled by Promoters Prazim Traders Entity controlled by Promoters Zash Traders Entity controlled by Promoters Hasham Investment and Trading Co. Pvt. Ltd Entity controlled by Promoters Azim Premji Philanthropic Initiatives Pvt. Ltd Entity controlled by Promoters Azim Premji Trust Entity controlled by Promoters Azim Premji Trustee Company Pvt Ltd Entity controlled by Promoters Azim Premji Safe Deposit Pvt Ltd Entity controlled by Promoters Hasham Premji Pvt Ltd Entity controlled by Promoters PI Opportunities Fund I Entity controlled by Promoters PI Opportunities Fund II Entity controlled by Promoters Apex Trust Entity controlled by Promoters Napean Trading and Investment Company (Singapore) Pte Ltd Entity controlled by Promoters Pioneer Private Trust Entity controlled by Promoters Pioneer Investment Fund Entity controlled by Promoters Azim Premji Trust Services Pvt Ltd Entity controlled by Promoters Pl International Holdings LLC Entity controlled by Promoters Azim Premji Custodial & Management Service Private Limited Entity controlled by Promoters Azim Premji Education Trust Entity controlled by Promoters Prazim Trading & Investment Company Private Limited Entity controlled by Promoters Nina Investment & Estates Pvt. Ltd. Entity controlled by Promoters Varsha Investment & Estates Pvt. Ltd. Entity controlled by Promoters Bharti Investment & Estates Pvt. Ltd. Entity controlled by Promoters Napean Opportunities LLP Entity controlled by Promoters Best Value Chem Private Limited Entity controlled by Promoters PI Investment Advisory LLP Entity controlled by Promoters

280 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) Name of the related parties: Nature WEPL Family Trust Entity controlled by Promoters Hygienic Research Institute Private Limited Entity controlled by Promoters Wipro Enterprises (P) Limited and its subsidiaries Entity controlled by Promoters Azim Premji University Entity controlled by Promoters PI Opportunities Fund I Scheme II Entity controlled by Promoters PI Opportunities AIF V LLP Entity controlled by Promoters Vidyaniti LLP Entity controlled by Promoters Pioneer Investment Fund Scheme II Entity controlled by Promoters Tariq Azim Premji Trust Entity controlled by Promoters Pioneer Independent Trust Entity controlled by Promoters Central Camera Co. Pvt. Ltd. Entity controlled by Promoters Gem Photographic (India) Pvt. Ltd. Entity controlled by Promoters Wipro GE Healthcare Private Limited Joint Venture between Wipro Enterprises (P) Limited and General Electric S.B. Packagings Private Limited Entity with significant influence of Promoters Financial Software and Systems Private Limited Entity with significant influence of Promoters Fab India Limited Entity with significant influence of Promoters Amagi Media Labs Private Limited Entity with significant influence of Promoters Finnovation Tech Solutions Private Limited Entity with significant influence of Promoters Shubham Housing Development Finance Company Limited Entity with significant influence of Promoters Microplastics Private Limited Entity with significant influence of Promoters Comfort Grid Technologies Private Limited Entity with significant influence of Promoters TI Medical Private Limited Entity with significant influence of Promoters Indiejewel Fashions Private Limited Entity with significant influence of Promoters The Woodenstreet Furnitures Private Limited Entity with significant influence of Promoters SBI General Insurance Company Limited Entity with significant influence of Promoters Weaver Services Private Limited Entity with significant influence of Promoters Krazybee Services Private Limited Entity with significant influence of Promoters Post-employment benefit plans 26 Wipro Information Technology Limited Provident Fund Trust Post-employment benefit plans - 2025 Wipro Systems Provident Fund Trust Post-employment benefit plans Wipro Limited Management Employees Pension Fund Post-employment benefit plans REPORT Wipro Limited BPO Division Employees Superannuation Trust Post-employment benefit plans Wipro Infotech Limited Management Employees Pension Fund Post-employment benefit plans ANNUAL Wipro Limited Employees Superannuation Fund Post-employment benefit plans Wipro Limited Employees Gratuity Fund Post-employment benefit plans INTEGRATED Wipro Limited BPO Division Employees Gratuity Trust Post-employment benefit plans WIPRO

281 Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) Name of the related parties: Nature Key management personnel Azim H. Premji Non-Executive, Non-Independent Director (designated as “Founder Chairman”)(1) Rishad A. Premji     Chairman of the Board (designated as “Executive Chairman”) Srinivas Pallia Chief Executive Officer and Managing Director Aparna C. Iyer Chief Financial Officer Päivi Rekonen Independent Director N. S. Kannan Independent Director Dr. Patrick J. Ennis     Independent Director(2) Patrick Dupuis  Independent Director(2) Laura Marie Miller Independent Director(3) Deepak M. Satwalekar Independent Director Tulsi Naidu Independent Director M. Sanaulla Khan Company Secretary (1) Mr. Azim H. Premji is the ultimate controlling party. (2) Dr. Patrick J. Ennis and Mr. Patrick Dupuis retired from their positions as Independent Directors of the Company with effect from the close of business hours on March 31, 2026. (3) On March 5, 2026, the Board of Directors approved the appointment of Ms. Laura Marie Miller as an Additional Director in the capacity of Independent Director for a term of five years, with effect from April 1, 2026 to March 31, 2031, subject to the approval of the Members of the Company. The appointment was approved by the Members of the Company vide special resolution dated May 21, 2026, passed through postal ballot by e-voting. Close members of Key management personnel: - Yasmeen A. Premji - Tariq A. Premji - Aditi Mehta Premji - Avita Hazarika

282 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) The Company has the following related party transactions: Entities controlled by/ Key Associate/ Subsidiaries/ Other related with significant management Joint venture of Trusts parties influence of personnel subsidiaries Promoters Transaction for the year ended March 31, 2026 Sale of goods and services I 112,992 I 358 I—I 7 I -Purchase of goods and services 60,455 170 — -Items of property, plant and 7 145 — -equipments purchased Items of property, plant and 1 — —equipments sold Dividend paid(1)—78,692 5,097 — Dividend received 11,062 — —Commission paid 1,450 — —Rent paid 505—12 —Rental income 386 6 — -Sale of investments ——181 -Advance paid—50 — - Others(2) 7,771 20 — - Bad debt written off 890 — —Corporate guarantee given 10,887 — —Corporate guarantee 349 — —commission Contribution to post employment — — 7,058 benefit plans Contribution to Gratuity trust — — 5,220 Investment in wholly owned 33,548 — —subsidiary Key management personnel(3) Remuneration and short-term (4) I—I—I 525 I—I -benefits - 26 2025 Other benefits(5) — 278 — REPORT Balance as at March 31, 2026 Receivables I 14,492 I 264 I—I—I - Less: Provision for expected 827 — — ANNUAL credit loss Net Receivables 13,665 264 — - INTEGRATED Payables 18,479—139 — WIPRO

283 Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) Entities controlled Associate/ Subsidiaries/ by/with significant Key management Other related Joint venture of Trusts influence of personnel parties subsidiaries Promoters Transaction for the year ended March31,2025 Sale of goods and services I 111,448 I 305 I—I—I -Purchase of goods and services 51,201 423 — -Items of property, plant and - 155 — -equipments purchased Items of property, plant and 15 — —equipments sold Dividend paid(1)—42,923 2,780 —Dividend received 5,161 — —Commission paid 1,532 — —Rent paid 322—12 —Rental income 341 31 — -Others(2) 7,895 70 — -Interest expense 1 — —Corporate guarantee commission 304 — —Contribution to post employment — — 6,517 benefit plans Investment in wholly owned 51 — —subsidiary Key management personnel(3) Remuneration and short-term (4) I—I—I 619 I—I -benefits Other benefits(5) — 290 — BalanceasatMarch31,2025 Receivables I 9,268 I 181 I—I- I -Less: Provision for expected 861 — —credit loss Net Receivables 8,407 181 — - Payables 26,744—256 — (1) Includes close members of key management personnel. (2) Others includes reimbursement. (3) Post-employment benefits and other long-term benefits including compensated absences are not disclosed, as these are determined for the Company as a whole based on actuarial valuation. (4) Remuneration and short-term benefits includes sitting fees and commission paid to non-executive directors, non-independent directors, and independent directors. (5) Other benefits include I 272 and I 284 for the years ended March 31, 2026 and 2025, respectively, towards amortisation of RSUs granted to key management personnel, which vest over a period of time. This also includes RSU’s that will vest based on performance parameters of the Company.

284 STATUTORY REPORTS AND FINANCIAL STATEMENTS | STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The following are the significant related party transactions during the years ended March 31, 2026 and 2025:

	Year ended March 31, 2026	Year ended March 31, 2025
Sale of goods and services to subsidiaries/trusts		
Wipro, LLC	₹ 83,678	₹ 80,394
Wipro Solutions Canada Limited	4,019	5,893
Wipro Technologies GmbH	2,551	2,910
Wipro Gallagher Solutions, LLC	2,432	2,957
Wipro Arabia Limited	2,150	2,361
Infocrossing, LLC	2,081	2,004
Wipro Japan KK	1,760	1,771
Wipro Financial Outsourcing Services Limited	1,395	117
Wipro Networks Pte Limited	1,281	1,432
HealthPlan Services, Inc.	1,121	648
Wipro Information Technology Netherlands BV.	1,004	67
Wipro do Brasil Technologia Ltda	830	366
Wipro Technologies Australia Pty Ltd	761	1,153
Wipro Technologies SA DE CV	744	1,351
Wipro IT Services UK Societas	718	139
The Capital Markets Company, LLC	683	594
Wipro Appirio, Inc.	582	1,188
Wipro Technologies South Africa (Proprietary) Limited	534	596
Wipro Doha LLC	485	401
Rizing Limited	393	48
Wipro Revolution IT Pty Ltd	330	215
International TechneGroup Incorporated	320	287
Rizing Consulting USA, LLC	260	95
Wipro Holdings (UK) Limited	235	767
Rizing Germany Gmbh	227	54
The Capital Markets Company (UK) Ltd	208	69
Wipro IT Services Austria GmbH	204	75
Wipro NextGen Enterprise Inc.	197	247
Edgile, LLC	196	175
Wipro CRM Services UK Limited	123	175
The Capital Markets Company GmbH	113	10
Women's Business Park Technologies Limited	112	109
Wipro IT Services Poland SP Z.O.O	111	189
Wipro Technologies SDN BHD	110	123
Rizing Solutions Canada Inc.	107	470
Rizing Consulting Pty Ltd.	102	283
Rizing LLC	98	662
Wipro Bahrain Limited Co. W.L.L	84	95

WIPRO INTEGRATED ANNUAL REPORT 2025-26

285

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31, 2026	Year ended March 31, 2025
PT. WT Indonesia	65	186
Wipro (Dalian) Limited	63	54
The Capital Markets Company Limited (Canada)	56	13
Rizing Lanka (Private) Ltd	53	13
Wipro Connected Services, Inc.	48	-
Rizing Solutions Pty Ltd	44	32
Wipro (Thailand) Co. Limited	41	29
Wipro Gulf LLC	29	92
Rizing Geospatial LLC	26	57
Rizing Consulting Ireland Limited	2	63
Wipro IT Services Bangladesh Limited	^	115
Rizing SDN BHD	^	55
Wipro Telecom Consulting LLC	-	56
Sale of goods and services to entities controlled by/with significant influence of Promoters		
Wipro Enterprises (P) Limited	₹ 348	₹ 269
Wipro GE Healthcare Private Limited	10	36
Sale of goods and services to Associate/Joint venture of subsidiaries		
SDVerse LLC	₹ 7	₹ -
Purchase of goods and services from subsidiaries/trusts		
Wipro Technologies GmbH	₹ 6,902	₹ 6,151
Wipro Insurance Solutions, LLC	4,997	4,434
Wipro Philippines, Inc.	3,907	3,226
Wipro Business Solutions GmbH	3,820	3,458
Wipro Technologies SA DE CV	3,520	3,958
Wipro, LLC	3,213	2,100
The Capital Markets Company (UK) Ltd	3,142	3,541
Wipro Technologies SRL	2,847	2,746
Wipro IT Services Poland SP Z.O.O	2,596	2,769
Wipro Chengdu Limited	2,501	1,433
Wipro Appirio, Inc.	1,969	1,954
Wipro Solutions Canada Limited	1,796	1,040
Wipro do Brasil Technologia Ltda	1,648	2,436
Wipro Technology Solutions S.R.L	1,478	1,445
Capco Consulting Singapore Pte. Ltd	1,343	705
Wipro (Dalian) Limited	1,035	857
Capco Technologies Private Limited	995	584
The Capital Markets Company, LLC	914	386

286 STATUTORY REPORTS AND FINANCIAL STATEMENTS | STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31, 2026	Year ended March 31, 2025
Wipro Portugal S.A.	882	860
Edgile, LLC	704	736
Rizing LLC	703	434
Applied Value Technologies, Inc.	695	-
Wipro Shelde Australia Pty Ltd	625	629
Wipro Information Technology Netherlands BV.	608	98
Wipro Telecom Consulting LLC	543	430
Wipro Networks Pte Limited	471	681
Designit Denmark A/S	467	650
Wipro Revolution IT Pty Ltd	459	501
Wipro Technologies W.T. Sociedad Anonima	451	303
Designit Spain Digital, S.L.U	293	-
Capco Poland sp. z.o.o	288	19
Wipro Shanghai Limited	287	7
Aggne Global IT Services Private Limited	276	43
International TechneGroup Incorporated	235	150
Rizing Consulting USA, LLC	207	117
Wipro NextGen Enterprise Inc.	207	27
Wipro Designit Services, Inc.	184	94
Designit Oslo A/S	181	80
Wipro Holdings (UK) Limited	180	203
Applied Value Technologies Pte. Limited	166	-
Designit Germany GmbH	147	20
Attune UK Ltd.	136	118
Rizing SDN BHD	133	39
The Capital Markets Company Limited (Hong Kong)	123	48
Wipro Technologies Australia Pty Ltd	117	195
The Capital Markets Company S.á.r.l	113	5
Wipro Japan KK	107	116
The Capital Markets Company S.A.S	107	-
Rizing Solutions Canada Inc.	94	63
Wipro VLSI Design Services, LLC	91	168
Wipro (Tianjin) Limited	89	-
Wipro Regional Headquarter	88	-
Wipro Technologies South Africa (Proprietary) Limited	75	72
Rizing Consulting Pty Ltd.	72	118
Wipro Gallagher Solutions, LLC	70	22
Wipro CRM Services ApS	69	94
Wipro Technologies SA	65	36
Rizing Philippines Inc.	64	11
Wipro IT Services S.R.L.	62	1

WIPRO INTEGRATED ANNUAL REPORT 2025-26

287

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31, 2026	Year ended March 31, 2025
Rizing Pte Ltd.	61	2
Wipro CRM Services	57	59
Wipro (Thailand) Co. Limited	57	51
Rizing Germany Gmbh	57	13
Wipro 4C Consulting France SAS	55	106
Wipro Appirio UK Limited	55	72
Rizing Limited	54	18
Wipro IT Services UK Societas	51	2
The Capital Markets Company GmbH	46	1
Designit T.L.V Ltd.	46	-
Aggne Global Inc.	43	18
Rizing Solutions Pty Ltd	36	1
Wipro CRM Services UK Limited	35	74
Wipro Arabia Limited	32	52
Capco RISC Consulting LLC	-	134
HealthPlan Services, Inc.	-	23
Purchase of goods and services from entities controlled by/with significant influence of Promoters		
Wipro Pari GmbH	₹ 88	₹ 409
SBI General Insurance Company Limited	82	-
Wipro Pari Private limited	-	11
Wipro Enterprises (P) Limited	-	3
Items of property, plant and equipments purchased from Subsidiaries / Trusts		
Wipro Business Solutions GmbH	₹ 7	₹ -
Items of property, plant and equipments purchased from entities controlled by/with significant influence of Promoters		
Wipro Enterprises (P) Limited	₹ 142	₹ 155
Wipro Pari Private Limited	3	-
Items of property, plant and equipments sold to subsidiaries/trusts		
Wipro Technologies Australia Pty Ltd	₹ 1	₹ -
Wipro IT Services UK Societas	-	9
Capco Technologies Private Limited	-	5
Capco Consulting Singapore Pte. Ltd	-	1
Dividend paid to entities controlled by/with significant influence of Promoters		
Zash Traders	₹ 24,224	₹ 12,487
Prazim Traders	23,763	12,248

288 STATUTORY REPORTS AND FINANCIAL STATEMENTS | STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31, 2026	Year ended March 31, 2025
Hasham Traders	20,755	10,607
Azim Premji Trust	7,484	6,379
Prazim Trading & Investment Company Private Limited	2,131	1,020
Azim Premji Philanthropic Initiatives Pvt. Ltd	305	166
Hasham Investment and Trading Co. Pvt. Ltd	30	16
Dividend paid to Key management personnel		
Azim H. Premji	₹ 4,743	₹ 2,587
Rishad A. Premji	149	81
Tariq A. Premji	146	80
Yasmeen A. Premji	55	31
Srinivas Pallia	2	1
Aparna C. Iyer	1	^
M. Sanaulla Khan	1	^
Dividend received from subsidiaries/trusts		
Wipro IT Services UK Societas	₹ 8,519	₹ 4,288
Capco Technologies Private Limited	1,580	-
Wipro Networks Pte Limited	610	840
Attune Consulting India Private Limited	200	-
Wipro Chengdu Limited	106	33
Wipro Japan KK	47	-
Commission paid to subsidiaries/trusts		
Wipro Technologies Gmbh	₹ 1,107	₹ 1,115
Wipro Japan KK	267	286
Wipro Travel Services Limited	75	69
Wipro Technologies Nigeria Limited	1	6
Wipro Information Technology Netherlands BV.	^	56
Rent paid to subsidiaries/trusts		
Wipro IT Services UK Societas	₹ 162	₹ 22
Wipro Technologies Australia Pty Ltd	160	88
Wipro, LLC	57	54
Wipro Japan KK	53	62
Designit Oslo A/S	29	26
The Capital Markets Company Limited (Canada)	24	18
Wipro IT Services Austria GmbH	11	10
The Capital Markets Company (UK) Ltd	6	6
Designit Denmark A/S	2	4

WIPRO INTEGRATED ANNUAL REPORT 2025-26

289

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31, 2026	Year ended March 31, 2025
The Capital Markets Company Limited (Hong Kong)	1	1
Wipro Holdings (UK) Limited	-	30
Designit A/S	-	1
Rent paid to Key management personnel		
Azim H. Premji	₹ 12	₹ 12
Rental income from subsidiaries/trusts		
Capco Technologies Private Limited	₹ 154	₹ 146
The Capital Markets Company S.A.S	50	-
Wipro, LLC	40	76
Capco Consulting Singapore Pte. Ltd	31	22
Designit Denmark A/S	18	-
Wipro Technologies GmbH	17	-
Wipro Travel Services Limited	13	12
Rizing SDN BHD	13	9
Capco Consultancy (Malaysia) Sdn. Bhd	13	7
Wipro VLSI Design Services, LLC	8	55
Wipro Business Solutions GmbH	7	-
Capco Consulting Middle East FZE	7	-
Wipro Gallagher Solutions, LLC	6	-
Wipro Information Technology Netherlands BV.	5	3
Wipro 4C Consulting France SAS	4	8
Wipro CRM Services UK Limited	-	2
Wipro Appirio UK Limited	-	1
Rental income from entities controlled by/with significant influence of Promoters		
Wipro Enterprises (P) Limited	₹ 6	₹ 7
PI Investment Advisory LLP	-	24
Sale of investments to Associate/Joint venture of subsidiaries		
Drivestream Inc.	₹ 181	₹ -
Advances paid to entities controlled by/with significant influence of Promoters		
SBI General Insurance Company Limited	₹ 50	₹ -
Others transactions with subsidiaries/trusts		
Wipro, LLC	₹ 1,935	₹ 2,161
HealthPlan Services, Inc.	1,856	1,135
Infocrossing, LLC	1,051	617

290 STATUTORY REPORTS AND FINANCIAL STATEMENTS | STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31, 2026	Year ended March 31, 2025
Wipro Financial Outsourcing Services Limited	906	25
The Capital Markets Company, LLC	482	178
Wipro Gallagher Solutions, LLC	425	280
Rizing LLC	335	410
Capco Consulting Services LLC	285	50
Wipro Designit Services, Inc.	264	353
Wipro Technologies SA DE CV	219	208
International TechneGroup Incorporated	211	119
Wipro Technologies SRL	196	197
Edgile, LLC	182	225
The Capital Markets Company (UK) Ltd	179	170
Wipro Technologies GmbH	160	185
Wipro IT Services UK Societas	134	(13)
Wipro Telecom Consulting LLC	132	125
Wipro IT Services Poland SP Z.O.O	124	92
Wipro Insurance Solutions, LLC	109	70
Wipro Appirio, Inc.	89	122
Rizing Solutions Canada Inc.	88	18
Wipro Arabia Limited	87	124
Wipro NextGen Enterprise Inc.	77	112
Rizing Consulting USA, LLC	70	66
Attune UK Ltd.	51	(41)
Wipro Regional Headquarter	40	7
Wipro Portugal S.A.	35	39
Wipro Revolution IT Pty Ltd	34	3
Rizing Limited	34	(13)
Capco Consulting Singapore Pte. Ltd	33	41
Wipro Technologies South Africa (Proprietary) Limited	29	61
Capco Technologies Private Limited	29	(20)
The Capital Markets Company S.A.S	25	(7)
Rizing Geospatial LLC	24	30
International TechneGroup Ltd.	21	27
Wipro IT Services, LLC	21	364
Cardinal US Holdings, Inc.	18	5
The Capital Markets Company Limited (Canada)	15	35
Wipro Information Technology Netherlands BV.	11	33
Wipro Technologies Australia Pty Ltd	7	24
The Capital Markets Company S.á.r.l	4	27
LeanSwift AB	-	53
Capco RISC Consulting LLC	-	35

WIPRO INTEGRATED ANNUAL REPORT 2025-26

291

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31, 2026	Year ended March 31, 2025
The Capital Markets Company s.r.o	(75)	-
Wipro Solutions Canada Limited	(153)	150
Wipro Philippines, Inc.	(182)	1,169
Wipro Travel Services Limited	(1,901)	(1,578)
Others transactions with entities controlled by/with significant influence of Promoters		
Wipro Enterprises (P) Limited	₹ 8	₹ 9
Wipro Pari Private limited	6	2
Azim Premji Foundation	5	2
Azim Premji Philanthropic Initiatives Pvt. Ltd	1	1
Azim Premji Education Trust	^	^
PI Investment Advisory LLP	-	^
Interest paid to subsidiaries/trusts		
Wipro IT Services UK Societas	₹ -	₹ 1
Bad Debt Written off of subsidiaries/Trust		
Wipro IT Services Bangladesh Limited	₹ 890	₹ -
Corporate guarantee given to subsidiaries/Trust		
Wipro Technologies Gmbh	₹ 10,887	₹ -
Corporate guarantee commission from subsidiaries/trusts		
Wipro IT Services, LLC	₹ 176	₹ 167
Wipro, LLC	94	89
Wipro Financial Outsourcing Services Limited	30	27
Wipro Technologies GmbH	27	1
Rizing Solutions Canada Inc.	20	18
Rizing Solutions Pty Ltd	2	2
Contribution to post employment benefit plans		
Wipro Systems Provident Fund Trust	₹ 7,058	₹ 6,517
Contribution to Gratuity trust		
Wipro Limited Employees Gratuity Fund	₹ 5,220	₹ -
Investment in wholly owned subsidiary		
Wipro, LLC	₹ 33,548	₹ -
Wipro, Inc.	-	51

292 STATUTORY REPORTS AND FINANCIAL STATEMENTS | STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31, 2026	Year ended March 31, 2025
Remuneration paid to Key management personnel		
Azim H. Premji[1]	₹ 11	₹ 11
Rishad A. Premji	73	138
Srinivas Pallia	496	536
Aparna C. Iyer	67	72
Patrick Dupuis[2]	26	27
Tulsi Naidu[2]	26	22
M. Sanaulla Khan	25	30
Dr. Patrick J. Ennis[2]	25	24
Deepak M. Satwalekar[2]	20	18
Paivi Rekonen[2]	20	18
N. S. Kannan[2]	14	13
Receivables from subsidiaries/trusts		
Wipro, LLC	₹ 6,320	₹ -
Wipro Financial Outsourcing Services Limited	1,447	-
Wipro Arabia Limited	815	3,260
Wipro IT Services Bangladesh Limited	801	1,421
Wipro Japan KK	596	32
Infocrossing, LLC	474	111
HealthPlan Services, Inc.	377	-
The Capital Markets Company, LLC	356	174
Wipro Technologies Nigeria Limited	319	269
Wipro Gallagher Solutions, LLC	310	268
Capco Consulting Services LLC	278	6
Women's Business Park Technologies Limited	150	736
Wipro IT Services UK Societas	129	-
Wipro Connected Services, Inc.	122	-
Wipro Doha LLC	121	-
HealthPlan Services Insurance Agency, LLC	118	-
The Capital Markets Company GmbH	118	1
Wipro Networks Pte Limited	102	17
Rizing Consulting USA, LLC	101	38
International TechneGroup Incorporated	64	4
Wipro Technologies South Africa (Proprietary) Limited	63	119
Rizing SDN BHD	54	7
Wipro IT Services, LLC	47	42
Rizing Limited	45	15
Wipro IT Services Austria GmbH	38	-

WIPRO INTEGRATED ANNUAL REPORT 2025-26

293

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31, 2026	Year ended March 31, 2025
Wipro Technologies SDN BHD	33	17
Wipro Technologies Australia Pty Ltd	29	640
Wipro Designit Services, Inc.	14	320
Wipro CRM Services UK Limited	8	41
Wipro Gulf LLC	1	51
Wipro Solutions Canada Limited	-	443
Rizing Solutions Canada Inc.	-	141
Wipro NextGen Enterprise Inc.	-	40
Payable to subsidiaries/trusts		
Wipro Business Solutions GmbH	₹ 4,799	₹ 3,762
Wipro Philippines, Inc.	3,099	3,007
Wipro Technologies GmbH	2,298	1,312
Wipro IT Services Poland SP Z.O.O	1,282	1,897
Wipro Holdings (UK) Limited	876	732
Wipro Chengdu Limited	744	425
Wipro Solutions Canada Limited	518	-
Wipro Insurance Solutions, LLC	435	378
Wipro Technologies SRL	419	447
Wipro Technology Solutions S.R.L	386	491
Wipro (Dalian) Limited	352	179
Capco Technologies Private Limited	297	86
Capco Consulting Singapore Pte. Ltd	294	242
Wipro Technologies W.T. Sociedad Anonima	253	52
Wipro Technologies SA DE CV	228	-
Wipro (Thailand) Co. Limited	197	122
Rizing LLC	168	72
Wipro do Brasil Technologia Ltda	142	1,580
Wipro Shanghai Limited	135	7
Applied Value Technologies, Inc.	99	-
The Capital Markets Company S.á.r.l	94	-
Edgile, LLC	94	285
Wipro Technologies SA	91	104
Wipro (Tianjin) Limited	90	-
The Capital Markets Company Limited (Hong Kong)	84	36
Wipro Appirio, Inc.	79	166
The Capital Markets Company s.r.o	78	-
Wipro Travel Services Limited	74	45
Wipro Shelde Australia Pty Ltd	73	51
Capco Poland sp. z.o.o	71	16

294 STATUTORY REPORTS AND FINANCIAL STATEMENTS | STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31, 2026	Year ended March 31, 2025
Wipro NextGen Enterprise Inc.	70	-
Wipro Portugal S.A.	68	383
Aggne Global IT Services Private Limited	63	25
Rizing Pte Ltd.	56	-
Wipro Telecom Consulting LLC	46	41
Designit Denmark A/S	37	128
The Capital Markets Company (UK) Ltd	19	778
Attune UK Ltd.	7	81
Wipro, LLC	-	9,275
Wipro Doha LLC	-	83
Wipro Information Technology Netherlands BV.	-	58
Wipro Financial Outsourcing Services Limited	-	161
HealthPlan Services, Inc.	-	56
Receivables from entities controlled by/with significant influence of Promoters		
Wipro Enterprises (P) Limited	₹ 228	₹ 148
SBI General Insurance Company Limited	17	-
Wipro Pari Private limited	12	4
PI Investment Advisory LLP	3	4
Azim Premji Foundation	3	3
Wipro GE Healthcare Private Limited	-	21
Azim Premji Philanthropic Initiatives Pvt. Ltd	-	1
Payable to key management personnel		
Azim H. Premji	₹ 3	₹ 3
Rishad A. Premji	2	70
Srinivas Pallia	99	149
Aparna C. Iyer	1	3
M. Sanaulla Khan	1	2
Päivi Rekonen	5	4
Dr. Patrick J. Ennis	6	6
Patrick Dupuis	7	7
Deepak M. Satwalekar	5	4
Tulsi Naidu	7	5
N. S. Kannan	3	3
Number of bonus shares issued to key management personnel		
Azim H. Premji	-	215,578,357
Rishad A. Premji	-	6,768,891
Tariq A. Premji	-	6,619,215
Srinivas Pallia	-	100,000

WIPRO INTEGRATED ANNUAL REPORT 2025-26

295

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31, 2026	Year ended March 31, 2025
Aparna C. Iyer	-	16,751
M. Sanaulla Khan	-	20,200
Yasmeen A. Premji	-	2,559,378
Number of bonus shares issued to entities controlled by/with significant influence of Promoters		
Zash Traders	-	1,040,566,791
Hasham Traders	-	883,913,365
Prazim Traders	-	1,020,648,973
Azim Premji Trust	-	531,592,983
Hasham Investment and Trading Co. Pvt. Ltd	-	1,355,953
Prazim Trading & Investment Company Private Limited	-	84,954,128
Azim Premji Philanthropic Initiatives Pvt. Ltd	-	13,862,415

^ Value is less than ₹ 0.5

(1) Includes sitting fees and commission paid to Non-Executive, Non-Independent Director.

(2) Includes sitting fees and commission paid to Independent Directors.

All related party transactions were entered at an arm's length basis and in the ordinary course of business. There are no materially significant related party transactions made by the Company with promoters, directors or key management personnel, which may have a potential conflict with the interests of the Company at large.

296 STATUTORY REPORTS AND FINANCIAL STATEMENTS | STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

33. ANALYTICAL RATIOS

Ratio	Measured In	Numerator	Denominator	March 31, 2026	March 31, 2025	Variance
Current ratio	times	Current assets	Current liabilities	2.42	2.72	(11.03)%
Debt-equity ratio	times	Debt[1]	Total equity	0.13	0.12	8.33%
Debt service coverage ratio	times	Earnings available for debt service[2]	Debt service[3]	0.66	0.75	(12.00)%
Return on equity	%	Profit for the year	Average total equity	19.08%	17.93%	1.15%
Inventory turnover ratio[5]	times	Sale of products	Average inventory	7.06	2.14	229.91%
Trade receivable turnover ratio	times	Revenue from operations	Average trade receivables	8.04	8.26	(2.66)%
Trade payables turnover ratio	times	Purchase of technical services, software licenses and other expenses	Average trade payables	2.84	2.69	5.58%
Net capital turnover ratio	times	Revenue from operations	Average working capital	1.90	1.90	0.00%
Net profit ratio	%	Profit for the year	Revenue from operations	17.00%	15.91%	1.09%
Return on capital employed	%	Earnings before interest and tax	Capital employed[4]	23.91%	22.13%	1.78%
Return on investment	%	Income generated from investments	Time weighted average investments	7.33%	8.02%	(0.69)%

[1] Debt consists of borrowings and lease liabilities.

[2] Profit for the year, adjusted for non cash operating expenses, finance costs and other expenses such as provision for diminution in value of investments in subsidiaries and loss on sale of property, plant and equipment.

[3] Debt service consists of gross repayment of borrowings, lease liabilities and interest and finance costs paid.

[4] Capital employed consists of tangible net worth, borrowings, lease liabilities and deferred tax liabilities.

[5] Increase in inventory turnover ratio is due to increase in product revenue during the year ended March 31, 2026

34. COMMITMENTS AND CONTINGENCIES

Capital commitments: As at March 31, 2026 and 2025, the Company had committed to spend approximately ₹ 8,990 and ₹ 8,266, respectively, under agreements to purchase/construct property and equipment. These amounts are net of capital advances paid in respect of these purchases. Refer to Note 8 for uncalled capital commitments on investment in equity instruments.

Contingent liabilities to the extent not provided for:

	As at March 31, 2026	As at March 31, 2025
Guarantees given by the banks on behalf of the Company	₹ 10,197	₹ 10,472
Guarantees given by the Company on behalf of subsidiaries	74,635	67,300

WIPRO INTEGRATED ANNUAL REPORT 2025-26

297 Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/penalty notices issued under the Income Tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The Company’s assessments are completed for the years up to March 31, 2022. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalisation of research and development expenses, transfer pricing adjustments on intercompany/inter unit transactions and other issues. Income tax claims against the Company amounting to I 103,344 and I 99,291 are not acknowledged as debt as at March 31, 2026 and 2025, respectively. These matters are pending before various appellate authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations. The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to I 20,447 and I 19,292 as of March 31, 2026 and 2025, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. 35.CORPORATESOCIALRESPONSIBILITY a. Gross amount required to be spent by the Company is I 2,042 and I 1,973 for the years ended March 31, 2026 and 2025, respectively. b. Amount spent during the year on: FortheyearendedMarch31,2026 Yet to be In Cash Total paid in Cash (i) Construction/acquisition of any asset I— I— I—(ii) On purposes other than above (i) above 2,238 36 2,274 Total amount spent during the year I 2,238 I 36 I 2,274 For the year ended March 31, 2025 Yet to be In Cash Total paid in Cash (i) Construction/acquisition of any asset I— I— I—(ii) On purposes other than above (i) above 2,009 46 2,055 Total amount spent during the year I 2,009 I 46 I 2,055 During the years ended March 31, 2026 and 2025, the Company contributed I 513 and I 416 respectively, to Wipro Foundation a trust controlled by the Company. There is no shortfall out of the amount required to be spent by the Company during the years ended March 31, 2026 and 2025.

298 STATUTORY REPORTS AND FINANCIAL STATEMENTS STANDALONE FINANCIAL STATEMENT UNDER IND AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The nature of corporate social responsibility activities undertaken by the Company for the years ended March 31, 2026 and 2025 includes systemic reforms in education, access to education for the under privileged as well as children with disabilities, sustainability education, higher education skill building, sustainability initiatives and healthcare.

36. PAYMENTS TO THE AUDITOR

	Year ended March 31, 2026	Year ended March 31, 2025
Auditors' remuneration		
Audit fees	₹ 102	₹ 99
Other services	26	28
Out of pocket expenses	8	8
	₹ 136	₹ 135

37. SEGMENT INFORMATION

The Company publishes these standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the consolidated financial statements.

38. Vide its order dated June 06, 2025, the Hon'ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025. The Scheme has been accounted for under the "Pooling of Interests Method" as prescribed under Appendix C of Ind AS 103, "Business Combinations" as per the terms of the court order. Prior period numbers have been restated to give effect as if this merger had occurred from the beginning of the preceding period in the financial statements i.e. April 1, 2024.

Accordingly, the carrying value of assets, liabilities and reserves pertaining to these entities as appearing in the consolidated financials statements of Wipro Limited has been recognised in the standalone financial statements of Wipro Limited on account of merger effective April 1, 2024.

39. On November 21, 2025, the Government of India notified four labour codes (the "Labour Codes"), effective immediately, replacing the existing 29 labour laws. In accordance with Ind AS 19, employee benefits and changes to employee benefit plans arising from legislative amendments are treated as plan amendments, requiring immediate recognition of past service cost in the Statement of Profit and Loss. This approach is consistent with the guidance issued by the Institute of Chartered Accountants of India.

The Company has concluded the salary restructuring exercise in compliance with the Labour Codes. The implementation of the Labour Codes has resulted in a net increase of ₹ 2,562 in the provision for gratuity and remeasurement of leave encashment, which has been recognised as employee benefit expense in the current year. The Company continues to monitor the finalisation of Central and State Rules, as well as Government clarifications on other aspects of the Labour Codes.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

299 Notes to the Standalone Financial Statements (I in millions, except share and per share data, unless otherwise stated) 40. EVENTS AFTER THE REPORTING PERIOD On April 16, 2026, the Company’s Board of Directors approved a proposal to buyback of equity shares, subject to the approval of shareholders, for purchase by the Company of up to 600,000,000 equity shares of I 2 each (being 5.7% of total number of equity shares) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of I 250 per equity share for an aggregate amount not exceeding I 150,000, in accordance with the provisions contained in the SEBI (Buy-back of Securities) Regulations, 2018, as amended and the Companies Act, 2013 and rules made thereunder. This proposal was approved by the shareholders of the Company by way of a special resolution dated May 21, 2026, passed through postal ballot by e-voting. As per our report of even date attached For and on behalf of the Board of Directors for Deloitte Haskins & Sells LLP Rishad A. Premji Deepak M. Satwalekar Srinivas Pallia Chartered Accountants Chairman Director Chief Executive Officer and Firm’s Registration No.: 117366W/W—100018 (DIN: 02983899) (DIN: 00009627) Managing Director (DIN: 10574442) Anand Subramanian Aparna C. Iyer M. Sanaulla Khan Partner Chief Financial Officer Company Secretary Membership No.: 110815 Membership No.: F4129 Bengaluru June 2, 2026

300 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS To The Members of Wipro Limited Report on the Audit of the Consolidated Financial Statements OPINION We have audited the accompanying Consolidated Financial Statements of Wipro Limited (the “Company”) and its subsidiaries, (the Company and its subsidiaries together referred to as the “Group”) which comprise the Consolidated Balance Sheet as at March 31, 2026, and the Consolidated Statement of Profit and Loss including Other Comprehensive Income, the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year ended on that date, and notes to the financial statements, including a summary of material accounting policies and other explanatory information. In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Consolidated Financial Statements give the information required by the Companies Act, 2013 (the “Act”) in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, including Ind AS specified under section 133 of the Act, of the consolidated state of affairs of the Group as at March 31, 2026, and it’s consolidated profit, consolidated Report other comprehensive income, consolidated changes in equity and consolidated cash flows for the year ended on that date. BASIS FOR OPINION We conducted our audit of the Consolidated Financial Statements in accordance with the Standards on Auditing (“SA”s) specified under section 143 (10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Auditor’s Responsibility for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Consolidated Financial Statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the Consolidated Financial Statements. Independent KEY AUDIT MATTER Key audit matter is a matter that, in our professional judgment, is of most significance REPORT 2025-26 in our audit of the Consolidated Financial Statements of the current period. This matter ANNUAL was addressed in the context of our audit of the Consolidated Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate INTEGRATED opinion on this matter. We have determined the matter described below to be the key audit matter to be communicated in our report. WIPRO

301 Revenue from fixed-price contracts using the percentage-of- • We selected a sample of fixed-price contracts with customers completion method—Refer Notes 2 (iii)(a), 3(xiv)B(i) and 22 to accounted using percentage-of-completion method and the Consolidated Financial Statements. performed the following: Key Audit Matter Description • Read the contract and based on the terms and conditions evaluated whether recognizing revenue over time using Revenue from fixed-price contracts, including software percentage-of-completion method was appropriate, and development, and integration contracts, where the confirmed that the contract was included in management’s performance obligations are satisfied over time, is recognized calculation of revenue over time. using the percentage-of-completion method. • Evaluated the appropriateness of and consistency Use of the percentage-of-completion method requires the in the application of management’s policies and Group to determine the project costs incurred to date as a methodologies to estimate progress towards satisfying the percentage of total estimated project costs at completion. The performance obligation. estimation of total project costs involves significant judgement and is assessed throughout the period of the contract to reflect • Compared efforts incurred to date with Company’s estimate any changes based on the latest available information. In of efforts incurred to date to identify significant variations and addition, provisions for estimated losses, if any, on uncompleted evaluate whether those variations have been considered contracts are recorded in the period in which such losses appropriately in estimating the remaining efforts to complete become probable based on the total estimated project costs. the contract. We identified the revenue recognition for fixed-price contracts • Tested the estimate for consistency with the status of where the percentage-of-completion method is used as a key delivery of milestones, customer acceptances and other audit matter because of the significant judgement involved in related information to identify possible delays in achieving estimating the efforts to complete such contracts. milestones, which require changes in estimated efforts to complete the remaining performance obligations. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts incurred to-date and estimates of efforts required to complete the INFORMATION OTHER THAN THE remaining performance obligations. FINANCIAL STATEMENTS AND This required a high degree of auditor judgment in evaluating $8’,725ń6b5(3257_7+(5(21 the audit evidence supporting estimated efforts to complete and • The Company’s Board of Directors is responsible for the a higher extent of audit effort to evaluate the reasonableness of other information. The other information comprises the the total estimated efforts used to recognise revenue from fixed-information included in the Management Discussion and price contracts using the percentage-of-completion method. Analysis, Board’s report including Annexures to Board’s How the Key Audit Matter Was Addressed in the Audit report, Business Responsibility and Sustainability Report and Corporate Governance Report, but does not include Our audit procedures related to estimates of efforts to complete the Consolidated Financial Statements, standalone financial for fixed-price contracts accounted using the percentage-of-statements and our auditor’s report thereon. completion method included the following, among others: • Our opinion on the Consolidated Financial Statements does • We tested the effectiveness of controls relating to (1) not cover the other information and we do not express any recording of efforts incurred and estimation of efforts form of assurance conclusion thereon. required to complete the remaining performance obligations, and (2) access and application controls pertaining to • In connection with our audit of the Consolidated Financial time recording and allocation systems, which prevents Statements, our responsibility is to read the other information unauthorised changes to recording of efforts incurred. and consider whether the other information is materially inconsistent with the Consolidated Financial Statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

302 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS • If, based on the work we have performed, we conclude AUDITOR’S RESPONSIBILITY FOR that there is a material misstatement of this other THE AUDIT OF THE CONSOLIDATED information, we are required to report that fact. We have nothing to report in this regard. FINANCIAL STATEMENTS Our objectives are to obtain reasonable assurance about RESPONSIBILITIES OF MANAGEMENT whether the Consolidated Financial Statements as a whole AND BOARD OF DIRECTORS FOR are free from material misstatement, whether due to fraud THE CONSOLIDATED FINANCIAL or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, STATEMENTS but is not a guarantee that an audit conducted in accordance The Company’s Board of Directors is responsible for the with SAs will always detect a material misstatement when it matters stated in section 134(5) of the Act with respect to exists. Misstatements can arise from fraud or error and are the preparation of these consolidated financial statements considered material if, individually or in the aggregate, they that give a true and fair view of the consolidated financial could reasonably be expected to influence the economic position, consolidated financial performance including other decisions of users taken on the basis of these Consolidated comprehensive income, consolidated changes in equity Financial Statements. and consolidated cash flows of the Group in accordance As part of an audit in accordance with SAs, we exercise with the accounting principles generally accepted in India, professional judgment and maintain professional skepticism including Ind AS specified under section 133 of the Act. The throughout the audit. We also: respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate • Identify and assess the risks of material misstatement accounting records in accordance with the provisions of of the Consolidated Financial Statements, whether due the Act for safeguarding the assets of the Group and for to fraud or error, design and perform audit procedures preventing and detecting frauds and other irregularities; responsive to those risks, and obtain audit evidence selection and application of appropriate accounting policies; that is sufficient and appropriate to provide a basis making judgments and estimates that are reasonable and for our opinion. The risk of not detecting a material prudent; and design, implementation and maintenance of misstatement resulting from fraud is higher than for adequate internal financial controls, that were operating one resulting from error, as fraud may involve collusion, effectively for ensuring the accuracy and completeness forgery, intentional omissions, misrepresentations, or of the accounting records, relevant to the preparation and the override of internal control. presentation of the financial statements that give a true and • Obtain an understanding of internal financial controls fair view and are free from material misstatement, whether relevant to the audit in order to design audit procedures due to fraud or error, which have been used for the purpose that are appropriate in the circumstances. Under of preparation of the Consolidated Financial Statements by section 143(3)(i) of the Act, we are also responsible for the Directors of the Company, as aforesaid. expressing our opinion on whether the Company and In preparing the Consolidated Financial Statements, the its subsidiary companies incorporated in India, has respective Management and Board of Directors of the adequate internal financial controls with reference to companies included in the Group are responsible for Consolidated Financial Statements in place and the REPORT 2025-26 assessing the ability of the respective entities to continue as operating effectiveness of such controls. a going concern, disclosing, as applicable, matters related • Evaluate the appropriateness of accounting policies ANNUAL to going concern and using the going concern basis of used and the reasonableness of accounting estimates accounting unless the respective Board of Directors either and related disclosures made by the management. INTEGRATED intend to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so. • Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based The respective Board of Directors of the companies on the audit evidence obtained, whether a material included in the Group are also responsible for overseeing uncertainty exists related to events or conditions that WIPRO the financial reporting process of the Group. may cast significant doubt on the ability of the Group to

303 continue as a going concern. If we conclude that a material Statements of the current period and are therefore the key uncertainty exists, we are required to draw attention in our audit matters. We describe these matters in our auditor’s auditor’s report to the related disclosures in the Consolidated report unless law or regulation precludes public disclosure Financial Statements or, if such disclosures are inadequate, about the matter or when, in extremely rare circumstances, to modify our opinion. Our conclusions are based on the we determine that a matter should not be communicated in audit evidence obtained up to the date of our auditor’s our report because the adverse consequences of doing so report. However, future events or conditions may cause the would reasonably be expected to outweigh the public interest Group to cease to continue as a going concern. benefits of such communication. • Evaluate the overall presentation, structure and content of the Consolidated Financial Statements, including the REPORT ON OTHER LEGAL AND disclosures, and whether the Consolidated Financial REGULATORY REQUIREMENTS Statements represent the underlying transactions and 1. As required by Section 143(3) of the Act, based on our events in a manner that achieves fair presentation. audit we report that: • Obtain sufficient appropriate audit evidence regarding the a) We have sought and obtained all the information and financial information of the entities or business activities explanations which to the best of our knowledge and within the Group to express an opinion on the Consolidated belief were necessary for the purposes of our audit Financial Statements. of the aforesaid Consolidated Financial Statements. Materiality is the magnitude of misstatements in the b) In our opinion, proper books of account as required Consolidated Financial Statements that, individually or in by law relating to preparation of the aforesaid aggregate, makes it probable that the economic decisions of a Consolidated Financial Statements have been reasonably knowledgeable user of the Consolidated Financial kept so far as it appears from our examination of Statements may be influenced. We consider quantitative those books. materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and c) The Consolidated Balance Sheet, the Consolidated (ii) to evaluate the effect of any identified misstatements in the Statement of Profit and Loss including Other Consolidated Financial Statements. Comprehensive Income, the Consolidated We communicate with those charged with governance of the Statement of Changes in Equity and the Consolidated Company and such other entities included in the Consolidated Statement of Cash Flows dealt with by this Report Financial Statements of which we are the independent auditors are in agreement with the relevant books of account regarding, among other matters, the planned scope and maintained for the purpose of preparation of the timing of the audit and significant audit findings, including any Consolidated Financial Statements. significant deficiencies in internal financial controls that we d) In our opinion, the aforesaid Consolidated Financial identify during our audit. Statements comply with the Ind AS specified under We also provide those charged with governance with a Section 133 of the Act. statement that we have complied with relevant ethical e) On the basis of the written representations received requirements regarding independence, and to communicate from the directors of the Company as on March 31, with them all relationships and other matters that may 2026 taken on record by the Board of Directors of the reasonably be thought to bear on our independence, and Company and the reports of the statutory auditors of where applicable, related safeguards. its subsidiary companies incorporated in India, none From the matters communicated with those charged with of the directors of the Group companies incorporated governance, we determine those matters that were of in India is disqualified as on March 31, 2026 from most significance in the audit of the Consolidated Financial being appointed as a director in terms of Section 164 (2) of the Act.

304 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS f) With respect to the adequacy of the internal whose financial statements have financial controls with reference to Consolidated been audited under the Act, have Financial Statements and the operating represented to us that, to the best of effectiveness of such controls, refer to our their knowledge and belief, no funds separate Report in “Annexure A” which is based have been advanced or loaned or on the auditors’ reports of the company and its invested (either from borrowed funds subsidiary companies, incorporated in India. Our or share premium or any other sources report expresses an unmodified opinion on the or kind of funds) by the Company or adequacy and operating effectiveness of internal any of such subsidiaries or in any other financial controls with reference to Consolidated person or entity, including foreign Financial Statements of those companies. entities (“Intermediaries”), with the g) With respect to the other matters to be included understanding, whether recorded in the Auditor’s Report in accordance with the in writing or otherwise, that the requirements of section 197(16) of the Act, as Intermediary shall, directly or indirectly amended, in our opinion and to the best of our lend or invest in other persons or information and according to the explanations entities identified in any manner given to us, the remuneration paid by the whatsoever by or on behalf of the Company to its directors during the year is in Company or any of such subsidiaries accordance with the provisions of section 197 of (“Ultimate Beneficiaries”) or provide the Act. any guarantee, security or the like on behalf of the Ultimate Beneficiaries. h) With respect to the other matters to be included (b) The respective Managements of the in the Auditor’s Report in accordance with Rule Company and its subsidiaries which 11 of the Companies (Audit and Auditors) Rules, are companies incorporated in India, 2014, as amended in our opinion and to the whose financial statements have best of our information and according to the been audited under the Act, have explanations given to us: represented to us that, to the best of i) The Consolidated Financial Statements their knowledge and belief, no funds disclose the impact of pending litigations have been received by the Company on the consolidated financial position of the or any of such subsidiaries from any Group—Refer Note 34 to the Consolidated person or entity, including foreign Financial Statements; entities (“Funding Parties”), with the ii) ProvisionhasbeenmadeintheConsolidated understanding, whether recorded Financial Statements, as required in writing or otherwise, that the under the applicable law or accounting Company or any of such subsidiaries standards, for material foreseeable losses, shall, directly or indirectly, lend or if any, on long-term contracts including invest in other persons or entities derivative contracts—Refer Note 19 to the identified in any manner whatsoever Consolidated Financial Statements; by or on behalf of the Funding Party REPORT 2025-26 (“Ultimate Beneficiaries”) or provide ANNUAL iii) There has been no delay in transferring any guarantee, security or the like on amounts, required to be transferred, to the behalf of the Ultimate Beneficiaries. INTEGRATED Investor Education and Protection Fund by (c) Based on the audit procedures the Company and its subsidiary companies performed that have been considered incorporated in India. reasonable and appropriate in the iv) (a) The respective Managements of the circumstances performed by us on the Company and its subsidiaries, which Company and that performed by the WIPRO are companies incorporated in India, auditors of the subsidiaries which are

305 companies incorporated in India whose across any instance of the audit trail feature financial statements have been audited being tampered with. Additionally, the audit trail under the Act, nothing has come to our has been preserved by the Company and above or other auditor’s notice that has caused referred subsidiary companies incorporated us or the other auditors to believe that the in India as per the statutory requirements for representations under sub-clause (i) and (ii) record retention. of Rule 11(e), as provided under (a) and (b) 2. With respect to the matters specified in clause (xxi) of above, contain any material misstatement. paragraph 3 and paragraph 4 of the Companies (Auditor’s v) The interim dividends declared and paid by the Report) Order, 2020 (“CARO”/ “the Order”) issued by the Company during the year is in accordance with Central Government in terms of Section 143(11) of the section 123 of the Act, as applicable. Act, according to the information and explanations given vi) Based on our examination which included test to us, and based on the CARO reports issued by us and checks and that performed by the respective the auditors of respective companies included in the auditors of the subsidiaries and based on Consolidated Financial Statements to which reporting the other auditor’s reports of its subsidiary under CARO is applicable, as provided to us by the companies incorporated in India whose Management of the Company, we report that there are financial statements have been audited under no qualifications or adverse remarks by the respective the Act, the Company, its subsidiary companies auditors in the CARO reports of the said companies incorporated in India have used accounting included in the Consolidated Financial Statements. software systems for maintaining their respective books of account for the financial year ended March 31, 2026 which have the feature of recording audit trail (edit log) facility For Deloitte Haskins & Sells LLP Chartered Accountants and the same has operated throughout the year Firm Registration Number: 117366W/W—100018 for all relevant transactions recorded in the software systems. Further, during the course Anand Subramanian of audit, we and respective other auditors, Partner whose reports have been furnished to us by the Bengaluru Membership number: 110815 Management of the Company, have not come June 2, 2026 UDIN: 26110815LOIHWA8108

306 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS (Referred to in paragraph 1(f) under ‘Report on Other Legal and Regulatory Requirements’ section of our report of even date) REPORT ON THE INTERNAL FINANCIAL CONTROLS WITH REFERENCE TO CONSOLIDATED FINANCIAL STATEMENTS UNDER CLAUSE (I) OF SUB-SECTION 3 OF SECTION 143 OF THE COMPANIES ACT, 2013 (THE “ACT”) In conjunction with our audit of the consolidated Ind AS financial statements of the Company as at and for the year ended March 31, 2026, we have audited the internal financial controls with reference to Consolidated Financial Statements of Wipro Limited (hereinafter referred to as “the Company”) and its subsidiary companies which Report are companies incorporated in India as of that date. MANAGEMENT’S AND BOARD OF DIRECTORS’ RESPONSIBILITIES FOR INTERNAL FINANCIAL CONTROLS The respective management and Board of Directors of the Company, and its subsidiary companies, which are companies incorporated in India, are responsible for Auditor’s establishing and maintaining internal financial controls based on the internal control with reference to the financial statements criteria established by the respective companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (ICAI). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and Independent completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013. AUDITOR’S RESPONSIBILITY Our responsibility is to express an opinion on the Company’s internal financial controls with reference to Consolidated Financial Statements based on our audit. “A” We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) issued by the Institute of Chartered Accountants of India and the Standards on Auditing, prescribed Annexure under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit REPORT 2025-26 of internal financial controls with reference to Consolidated Financial Statements. ANNUAL Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about INTEGRATED the whether adequate internal financial controls with reference to Consolidated Financial Statements was established and maintained and if such controls operated effectively in all material respects. tto WIPRO

307 Our audit involves performing procedures to obtain audit INHERENT LIMITATIONS OF INTERNAL evidence about the adequacy of the internal financial controls FINANCIAL CONTROLS WITH REFERENCE with reference to Consolidated Financial Statements and their operating effectiveness. Our audit of internal financial controls TO CONSOLIDATED FINANCIAL with reference to Consolidated Financial Statements included STATEMENTS obtaining an understanding of internal financial controls with Because of the inherent limitations of internal financial controls reference to Consolidated Financial Statements, assessing the with reference to Consolidated Financial Statements, including risk that a material weakness exists, and testing and evaluating the possibility of collusion or improper management override the design and operating effectiveness of internal control based of controls, material misstatements due to error or fraud may on the assessed risk. The procedures selected depend on the occur and not be detected. Also, projections of any evaluation auditor’s judgement, including the assessment of the risks of of the internal financial controls with reference to Consolidated material misstatement of the financial statements, whether due Financial Statements to future periods are subject to the risk to fraud or error. that the internal financial control with reference to Consolidated We believe that the audit evidence we have obtained is sufficient Financial Statements may become inadequate because of and appropriate to provide a basis for our audit opinion on changes in conditions, or that the degree of compliance with the internal financial controls with reference to Consolidated the policies or procedures may deteriorate. Financial Statements of the Company, its subsidiary companies, which are companies incorporated in India. OPINION MEANING OF INTERNAL FINANCIAL In our opinion to the best of our information and according to the explanations given to us, the Company, and its subsidiary CONTROLS WITH REFERENCE TO companies, which are companies incorporated in India, have, CONSOLIDATED FINANCIAL STATEMENTS in all material respects, adequate internal financial controls A company’s internal financial control with reference to with reference to Consolidated Financial Statements and Consolidated Financial Statements is a process designed such internal financial controls with reference to Consolidated to provide reasonable assurance regarding the reliability of Financial Statements were operating effectively as at March financial reporting and the preparation of financial statements 31, 2026, based on the criteria for internal financial control with for external purposes in accordance with generally accepted reference to Consolidated Financial Statements established accounting principles. A company’s internal financial control by the respective companies considering the essential with reference to Consolidated Financial Statements components of internal control stated in the Guidance Note on includes those policies and procedures that (1) pertain to the Audit of Internal Financial Controls Over Financial Reporting maintenance of records that, in reasonable detail, accurately issued by the Institute of Chartered Accountants of India. and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures For Deloitte Haskins & Sells LLP Chartered Accountants of the company are being made only in accordance with Firm Registration Number: 117366W/W—100018 authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or Anand Subramanian timely detection of unauthorised acquisition, use, or disposition Partner of the company’s assets that could have a material effect on the Bengaluru Membership number: 110815 financial statements. June 2, 2026 UDIN: 26110815LOIHWA8108

308 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Consolidated Balance Sheet

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2026	As at March 31, 2025
ASSETS			
Non-current assets			
Property, plant and equipment	4	77,224	78,473
Right-of-Use assets	5	28,287	25,598
Capital work-in-progress	6	4,122	1,964
Goodwill	7	382,214	320,346
Other intangible assets	7	29,176	27,450
Investments accounted for using the equity method	9	2,126	1,327
Financial assets			
Investments	9	28,053	26,458
Derivative assets	10	-	^
Trade receivables	11	349	299
Unbilled receivables		7,433	-
Other financial assets	12	6,259	4,664
Deferred tax assets (net)	28	5,242	2,561
Non-current tax assets (net)		7,787	7,230
Other non-current assets	13	9,451	7,707
Total non-current assets		**587,723**	**504,077**
Current assets			
Inventories	14	517	694
Financial assets			
Investments	9	437,680	411,474
Derivative assets	10	888	1,820
Trade receivables	11	135,901	117,745
Unbilled receivables		76,823	64,280
Cash and cash equivalents	15	105,555	121,974
Other financial assets	12	10,245	8,448
Current tax assets (net)		10,762	6,417
Contract assets		14,819	15,795
Other current assets	13	33,164	29,128
Total current assets		**826,354**	**777,775**
TOTAL ASSETS		**1,414,077**	**1,281,852**
EQUITY AND LIABILITIES			
EQUITY			
Equity share capital	16	20,977	20,944
Other equity		859,206	802,697
Equity attributable to the equity holders of the Company		**880,183**	**823,641**
Non-controlling interests		2,509	2,138
TOTAL EQUITY		**882,692**	**825,779**

WIPRO INTEGRATED ANNUAL REPORT 2025-26

309

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2026	As at March 31, 2025
LIABILITIES			
Non-current liabilities			
Financial liabilities			
Borrowings	17	1,962	63,954
Lease liabilities	5	26,327	22,193
Trade payables	21	4,394	-
Other financial liabilities	18	6,743	7,793
Provisions	19	5,389	4,656
Deferred tax liabilities (net)	28	17,266	16,443
Non-current tax liabilities (net)		48,195	42,024
Other non-current liabilities	20	17,877	12,757
Total non-current liabilities		**128,153**	**169,820**
Current liabilities			
Financial liabilities			
Borrowings	17	165,912	97,863
Lease liabilities	5	8,709	8,025
Derivative liabilities	10	10,978	968
Trade payables	21	62,894	58,667
Other financial liabilities	18	43,387	33,463
Contract liabilities		25,434	20,063
Other current liabilities	20	16,834	15,085
Provisions	19	19,463	17,638
Current tax liabilities (net)		49,621	34,481
Total current liabilities		**403,232**	**286,253**
TOTAL LIABILITIES		**531,385**	**456,073**
TOTAL EQUITY AND LIABILITIES		**1,414,077**	**1,281,852**

^ Value is less than ₹ 0.5

The accompanying notes form an integral part of these consolidated financial statements

As per our report of even date attached

for **Deloitte Haskins & Sells LLP**
Chartered Accountants
Firm's Registration No.: 117366W/W - 100018

Anand Subramanian
Partner
Membership No.: 110815

Bengaluru
June 2, 2026

For and on behalf of the Board of Directors

Rishad A. Premji
Chairman
(DIN: 02983899)

Deepak M. Satwalekar
Director
(DIN: 00009627)

Srinivas Pallia
Chief Executive Officer and Managing Director
(DIN: 10574442)

Aparna C. Iyer
Chief Financial Officer

M. Sanaulla Khan
Company Secretary
Membership No.: F4129

310 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Consolidated Statements of Profit and Loss

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	Year ended March 31, 2026	Year ended March 31, 2025
INCOME			
Revenue from operations	22	926,240	890,884
Other income	23	38,737	38,840
Total income (A)		964,977	929,724
EXPENSES			
Purchases of stock-in-trade		5,755	2,967
Changes in inventories of stock-in-trade	24	171	195
Employee benefits expense	25	555,855	533,477
Finance costs	26	14,577	14,770
Depreciation, amortisation and impairment expense		29,107	29,579
Sub-contracting and technical fees		107,668	100,148
Facility expenses		15,886	16,067
Software license expense for internal use		21,720	19,338
Travel		13,882	14,095
Communication		3,414	3,842
Legal and professional charges		10,199	11,270
Marketing and brand building		3,480	3,591
Lifetime expected credit loss		2,838	324
Other expenses	27	7,260	5,358
Total expenses (B)		791,812	755,021
Profit before share of net profit/(loss) of associate and joint venture		173,165	174,703
Share of net profit/(loss) of associate and joint venture accounted for using the equity method (C)	9	257	254
Profit before tax (A)-(B)+(C)		173,422	174,957
Tax expense			
Current tax	28	42,665	45,405
Deferred tax	28	(1,898)	(2,628)
Total tax expense		40,767	42,777
Profit for the year		132,655	132,180
Other Comprehensive Income (OCI)			
Items that will not be reclassified to profit or loss:			
Remeasurements of the defined benefit plans, net	25	142	323
Net change in fair value of investment in equity instruments measured at fair value through OCI		(1,452)	(3,619)
Income taxes relating to items that will not be reclassified to profit or loss	28	(6)	94

WIPRO INTEGRATED ANNUAL REPORT 2025-26

311

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	Year ended March 31, 2026	Year ended March 31, 2025
Items that will be reclassified to profit or loss:			
Foreign currency translation differences relating to foreign operations		46,126	7,216
Reclassification of foreign currency translation differences on liquidation of subsidiaries to consolidated statement of profit and loss	29	-	(41)
Net change in time value of option contracts designated as cash flow hedges	10	73	(248)
Net change in intrinsic value of option contracts designated as cash flow hedges	10	(1,622)	193
Net change in fair value of forward contracts designated as cash flow hedges	10	(7,902)	(993)
Net change in fair value of investment in debt instruments measured at fair value through OCI		(2,413)	1,189
Income taxes relating to items that will be reclassified to profit or loss	28	2,576	34
Total other comprehensive income for the year, net of taxes		35,522	4,148
Total comprehensive income for the year		168,177	136,328
Profit for the year attributable to:			
Equity holders of the Company		131,974	131,354
Non-controlling interests		681	826
		132,655	132,180
Other comprehensive income for the year attributable to:			
Equity holders of the Company		35,276	4,126
Non-controlling interests		246	22
		35,522	4,148
Total comprehensive income for the year attributable to:			
Equity holders of the Company		167,250	135,480
Non-controlling interests		927	848
		168,177	136,328
Earnings per equity share: (Equity shares of par value ₹ 2 each)	30		
Basic		12.60	12.56
Diluted		12.56	12.52
Weighted average number of equity shares used in computing earnings per equity share			
Basic		10,476,247,846	10,456,741,552
Diluted		10,503,422,936	10,488,939,392

The accompanying notes form an integral part of these consolidated financial statements

As per our report of even date attached

for **Deloitte Haskins & Sells LLP**
Chartered Accountants
Firm's Registration No.: 117366W/W - 100018

Anand Subramanian
Partner
Membership No.: 110815

Bengaluru
June 2, 2026

For and on behalf of the Board of Directors

Rishad A. Premji
Chairman
(DIN: 02983899)

Deepak M. Satwalekar
Director
(DIN: 00009627)

Srinivas Pallia
Chief Executive Officer and Managing Director
(DIN: 10574442)

Aparna C. Iyer
Chief Financial Officer

M. Sanaulla Khan
Company Secretary
Membership No.: F4129

WIPRO INTEGRATED ANNUAL REPORT 2025-26 312 Consolidated Statements of Changes in Equity STATUTORY REPORTS (I in millions, except share and per share data, unless otherwise stated) AND A. EQUITY SHARE CAPITAL FINANCIAL Balance as at Changes in equity share capital Restated balance as at Changes in equity share capital Balance as at April 1, 2025 due to prior period errors April 1, 2025 during the current year March 31, 2026(2) 20,944 — 20,944 33 20,977 STATEMENTS Balance as at Changes in equity share capital Restated balance as at Changes in equity share capital Balance as at April 1, 2024 due to prior period errors April 1, 2024 during the previous year(1) March 31, 2025(2) 10,450 — 10,450 10,494 20,944 (1) I 10,467 is towards issue of bonus shares (Refer to Note 32) and I 27 is towards proceeds from issue of equity shares on exercise of options. (2) As at March 31, 2026, the Company has 10,488,412,458 equity shares of I 2 each (March 31, 2025: 10,472,136,049 equity shares) . As at March 31, 2026, the Company has 11,905,480 treasury shares (March 31, 2025: 11,905,480 treasury shares), held by a controlled trust consolidated as part of the Group. CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

313

B. OTHER EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

	Share application money pending allotment	Reserves and Surplus						Other components of equity						Equity attributable to equity holders of the Company	Non-controlling interests	Total other equity
		Securities premium	Capital reserve	Capital redemption reserve	Retained earnings	Share options outstanding account	Special Economic Zone re-investment reserve	Foreign currency translation reserve[1]	Cash flow hedging reserve[2]	Remeasurements of the defined benefit plans	Investment in debt instruments measured at fair value through OCI	Investment in equity instruments measured at fair value through OCI	Gross obligation to non-controlling interests under put options			
Balance as at April 1, 2025	^	2,699	1,139	13	712,693	6,985	27,778	52,393	(210)	(127)	2,360	1,212	(4,238)	802,697	2,138	804,835
Profit for the year	-	-	-	-	131,974	-	-	-	-	-	-	-	-	131,974	681	132,655
Other comprehensive income	-	-	-	-	-	-	-	45,860	(7,194)	152	(2,094)	(1,448)	-	35,276	246	35,522
Total comprehensive income/(loss) for the year	-	-	-	-	131,974	-	-	45,860	(7,194)	152	(2,094)	(1,448)	-	167,250	927	168,177
Issue of equity shares on exercise of options	-	3,530	-	-	-	(3,530)	-	-	-	-	-	-	-	-	-	-
Dividend[3]	-	-	-	-	(115,206)	-	-	-	-	-	-	-	-	(115,206)	(569)	(115,775)
Compensation cost related to employee share-based payment	-	-	-	-	-	4,465	-	-	-	-	-	-	-	4,465	-	4,465
Transferred from Special Economic Zone re-investment reserve	-	-	-	-	1,812	-	(1,812)	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	(5)	5	(8)	-	8	-	-	13	13
Other transactions for the year	-	3,530	-	-	(113,394)	935	(1,812)	(5)	5	(8)	-	8	-	(110,741)	(556)	(111,297)
Balance as at March 31, 2026	^	6,229	1,139	13	731,273	7,920	25,966	98,248	(7,399)	17	266	(228)	(4,238)	859,206	2,509	861,715

^ Value is less than ₹ 0.5

[1] Refer to Note 29

[2] Refer to Note 10

[3] Refer to Note 32

WIPRO INTEGRATED ANNUAL REPORT 2025-26

314

STATUTORY REPORTS AND FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

(₹ in millions, except share and per share data, unless otherwise stated)

	Share application money pending allotment	Reserves and Surplus						Other components of equity						Equity attributable to equity holders of the Company	Non-controlling interests	Total other equity
		Securities premium	Capital reserve	Capital redemption reserve	Retained earnings	Share options outstanding accoun	Special Economic Zone re-investment reserve	Foreign currency translation reserve[1]	Cash flow hedging reserve[2]	Remeasure-ments of the defined benefit plans	Investment in debt instruments measured at fair value through OCI	Investment in equity instruments measured at fair value through OCI	Gross obligation to non-controlling interests under put options			
Balance as at April 1, 2024	^	**3,362**	**1,139**	**1,674**	**627,152**	**6,384**	**42,129**	**45,269**	**578**	**(286)**	**1,397**	**10,320**	**(4,238)**	**734,880**	**1,340**	**736,220**
Profit for the year	-	-	-	-	131,354	-	-	-	-	-	-	-	-	131,354	826	132,180
Other comprehensive income	-	-	-	-	-	-	-	7,138	(788)	289	963	(3,476)	-	4,126	22	4,148
Total comprehensive income/ (loss) for the year	**-**	**-**	**-**	**-**	**131,354**	**-**	**-**	**7,138**	**(788)**	**289**	**963**	**(3,476)**	**-**	**135,480**	**848**	**136,328**
Issue of equity shares on exercise of options	-	4,950	-	-	-	(4,950)	-	-	-	-	-	-	-	-	-	-
Bonus issue of equity shares [3]	-	(5,613)	-	(1,661)	(3,193)	-	-	-	-	-	-	-	-	(10,467)	-	(10,467)
Dividend [3]	-	-	-	-	(62,750)	-	-	-	-	-	-	-	-	(62,750)	-	(62,750)
Transfer from Other components of equity[4]	-	-	-	-	5,754	-	-	-	-	(130)	-	(5,624)	-	-	-	-
Transfer of shares pertaining to Non-controlling interests of subsidiary	-	-	-	-	25	-	-	(14)	-	-	-	(8)	-	3	(3)	-
Compensation cost related to employee share-based payment	-	-	-	-	-	5,551	-	-	-	-	-	-	-	5,551	-	5,551
Transferred from Special Economic Zone re-investment reserve	-	-	-	-	14,351	-	(14,351)	-	-	-	-	-	-	-	-	-

315

(₹ in millions, except share and per share data, unless otherwise stated)

	Share application money pending allotment	Reserves and Surplus						Other components of equity						Equity attributable to equity holders of the Company	Non-controlling interests	Total other equity
		Securities premium	Capital reserve	Capital redemption reserve	Retained earnings	Share options outstanding accoun	Special Economic Zone re-investment reserve	Foreign currency translation reserve[1]	Cash flow hedging reserve[2]	Remeasurements of the defined benefit plans	Investment in debt instruments measured at fair value through OCI	Investment in equity instruments measured at fair value through OCI	Gross obligation to non-controlling interests under put options			
Others	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(47)	(47)
Other transactions for the year	-	(663)	-	(1,661)	(45,813)	601	(14,351)	(14)	-	(130)	-	(5,632)	-	(67,663)	(50)	(67,713)
Balance as at March 31, 2025	^	2,699	1,139	13	712,693	6,985	27,778	52,393	(210)	(127)	2,360	1,212	(4,238)	802,697	2,138	804,835

^ Value is less than ₹ 0.5

[1] Refer to Note 29

[2] Refer to Note 10

[3] Refer to Note 32

[4] Towards transfer of cumulative realised (gain)/loss on disposal of investments in equity instruments designated as FVTOCI and towards transfer of cumulative (gain)/loss on remeasurement of defined benefit plans to retained earnings.

The accompanying notes form an integral part of these consolidated financial statements

As per our report of even date attached

for **Deloitte Haskins & Sells LLP**
Chartered Accountants
Firm's Registration No.: 117366W/W - 100018

Anand Subramanian
Partner
Membership No.: 110815

Bengaluru
June 2, 2026

For and on behalf of the Board of Directors

Rishad A. Premji
Chairman
(DIN: 02983899)

Deepak M. Satwalekar
Director
(DIN: 00009627)

Srinivas Pallia
Chief Executive Officer and Managing Director
(DIN: 10574442)

Aparna C. Iyer
Chief Financial Officer

M. Sanaulla Khan
Company Secretary
Membership No.: F4129

316 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Consolidated Statements of Cash Flows

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	For the year ended March 31, 2026	For the year ended March 31, 2025
Cash flows from operating activities:			
Profit for the year		132,655	132,180
Adjustments to reconcile profit for the year to net cash generated from operating activities			
Gain on sale of property, plant and equipment, net		(393)	(606)
Depreciation, amortisation and impairment expense		29,107	29,579
Unrealised exchange (gain)/loss, net		2,168	(623)
Share-based compensation expense		4,465	5,551
Share of net (profit)/loss of associate and joint venture accounted for using equity method		(257)	(254)
Income tax expense	28	40,767	42,777
Finance and other income, net of finance costs		(21,914)	(23,432)
Change in fair value of contingent consideration		49	(169)
Lifetime expected credit loss	11	2,838	324
Changes in operating assets and liabilities, net of effects from acquisitions			
(Increase)/Decrease in trade receivables		(11,442)	1,894
(Increase)/Decrease in unbilled receivables and contract assets		(14,498)	(1,331)
(Increase)/Decrease in inventories		184	213
(Increase)/Decrease in other financial assets and other assets		(205)	6,609
Increase/(Decrease) in trade payables, other financial liabilities, other liabilities and provisions		8,482	548
Increase/(Decrease) in contract liabilities		3,555	2,341
Cash generated from operating activities before taxes		175,561	195,601
Income taxes paid		(26,245)	(26,175)
Net cash generated from operating activities		149,316	169,426
Cash flows from investing activities:			
Payment for purchase of property, plant and equipment		(15,603)	(14,737)
Proceeds from disposal of property, plant and equipment		758	1,822
Investment in associate		(352)	-
Payment for purchase of investments		(837,806)	(801,582)
Proceeds from sale of investments		816,732	706,520
Payment for business acquisitions including deposits and escrow, net of cash acquired		(26,033)	(964)
Repayment of security deposit for property, plant and equipment		-	(300)
Interest received		28,878	26,212
Dividend received	23	3	2,299
Net cash used in investing activities		(33,423)	(80,730)

WIPRO INTEGRATED ANNUAL REPORT 2025-26

317 (I in millions, except share and per share data, unless otherwise stated) For the year ended For the year ended Notes March 31, 2026 March 31, 2025 &DVK_ùRZV_IURP_ÙQDQFLQJ_DFWLYLWLHV_ Proceeds from issuance of equity shares and shares pending allotment 33 27 Repayment of borrowings (259,841) (177,672) Proceeds from borrowings 253,089 195,595 Payment of lease liabilities including interests 5 (11,561) (10,474) Payment for contingent consideration (648) -Payment of deferred consideration on business combination (221)—,QWHUHVW_DQG_ÙQDQFH_FRVWV_SDLG (6,336) (8,689) Payment of dividend (115,206) (62,750) Payment of dividend to Non-controlling interest holders (569)—1HW_FDVK_XVHG_LQ_ÙQDQFLQJ_DFWLYLWLHV (141,260) (63,963) Net increase/(decrease) in cash and cash equivalents during the year (25,367) 24,733 Effect of exchange rate changes on cash and cash equivalents 8,948 290 Cash and cash equivalents at the beginning of the year 15 121,974 96,951 Cash and cash equivalents at the end of the year 15 105,555 121,974 5HIHU_WR_1RWH____IRU_VXSSOHPHQWDU¥_LQIRUPDWLRQ_RQ_FRQVROLGDWHG_VWDWHPHQW_RI_FDVK_ůRZV 7KH_DFFRPSDQ¥LQJ_QRWHV_IRUP_DQ_LQWHJUDO_SDUW_RI_WKHVH_FRQVROLGDWHG_ŮQDQFLDO_VWDWHPHQWV As per our report of even date attached For and on behalf of the Board of Directors for Deloitte Haskins & Sells LLP Rishad A. Premji Deepak M. Satwalekar Srinivas Pallia Chartered Accountants Chairman Director Chief Executive Officer and Managing Director Firm’s Registration No.: 117366W/W—100018 (DIN: 02983899) (DIN: 00009627) (DIN: 10574442) Anand Subramanian Aparna C. Iyer M. Sanaulla Khan Partner Chief Financial Officer Company Secretary Membership No.: 110815 Membership No.: F4129 Bengaluru June 2, 2026

318 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS 1. THE COMPANY OVERVIEW stated) Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries Statements otherwise and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or “the Group”) is a leading artificial intelligence (“AI”) powered technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our consulting-led approach and the Wipro Intelligence™ unified suite of AI-powered platforms, solutions and transformative offerings, we help clients realise their boldest ambitions to build intelligent and sustainable businesses. Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Limited. The Company’s Financial American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange. The Company’s Board of Directors authorised these consolidated financial except share and per share data, unless statements for issue on June 2, 2026. millions, 2. BASIS OF PREPARATION OF CONSOLIDATED in FINANCIAL STATEMENTS I ( Consolidated (i) Statement of compliance and basis of preparation The consolidated financial statements have been prepared in compliance with Indian Accounting Standards (“Ind AS”), the provisions of Schedule III to the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Companies Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendments issued thereafter. All accounting policies have been consistently applied to all periods presented in these financial statements, except for the adoption of new accounting standards, amendments and interpretations effective from April 1, 2025. The consolidated financial statements correspond to the classification provisions contained in Ind AS 1, “Presentation of Financial Statements”. For the clarity, various items are aggregated in the consolidated statement of profit and loss and consolidated balance sheet. These items are disaggregated separately REPORT 2025-26 in the notes to the consolidated financial statements, where applicable. ANNUAL The assets which are expected to be realised within a period of twelve months to from the end of reporting period are classified as current assets. Similarly, the INTEGRATED Notes liabilities which are expected to be settled within a period of twelve months from the end of reporting period are classified as current liabilities. All other assets and liabilities are classified as non-current. WIPRO

319

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

All amounts included in the consolidated financial statements are reported in millions of Indian Rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures. Previous year figures have been regrouped/rearranged, wherever necessary.

(ii) Basis of measurement

The consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant Ind AS:

a. Derivative financial instruments;

b. Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c. The defined benefit liability/(asset) is recognised as the present value of defined benefit obligation less fair value of plan assets; and

d. Contingent consideration and liability on written put options.

(iii) Use of estimates and judgement

The preparation of the consolidated financial statements in conformity with Ind AS requires the management to make judgements, accounting estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Accounting estimates are monetary amounts in the consolidated financial statements that are subject to measurement uncertainty. An accounting policy may require items in consolidated financial statements to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, management develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgements or assumptions based on the latest available and reliable information. Actual results may differ from those accounting estimates.

Accounting estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognised in the period in which the estimates are changed and in any future periods affected. In particular, information about material areas of estimation, uncertainty and critical judgements in applying accounting policies that have the material effect on the amounts recognised in the consolidated financial statements are included in the following notes:

a) **Revenue recognition:** The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. The Company allocates the Transaction Price (as defined below in Note 3(xiv)) to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognised, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

320 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) b) Impairment testing: Goodwill recognised on d) Business combinations: In accounting for business combination is tested for impairment at business combinations, judgement is required least annually and when events occur or changes to assess whether an identifiable intangible in circumstances indicate that the recoverable asset is to be recorded separately from goodwill. amount of goodwill or a cash generating Additionally, estimating the acquisition date unit to which goodwill pertains, is less than fair value of the identifiable assets acquired the carrying value. The Company assesses (including useful life estimates), liabilities acquired intangible assets with finite useful life assumed, and contingent consideration for impairment whenever events or changes in assumed involves management judgement. circumstances indicate that the carrying amount These measurements are based on information may not be recoverable. The recoverable available at the acquisition date and are based amount of an asset or a cash generating unit is on expectations and assumptions that have higher of value-in-use and fair value less cost been deemed reasonable by management. of disposal. The calculation of value-in-use of Changes in these judgements, estimates, and an asset or a cash generating unit involves use assumptions can materially affect the results of significant estimates and assumptions which of operations. include turnover, growth rates and net margins e) Defined benefit plans and compensated used to calculate projected future cash flows, absences: The cost of the defined benefit plans, risk-adjusted discount rate, future economic and compensated absences and the present value market conditions. of the defined benefit obligations are based c) Income taxes: The major tax jurisdictions for the on actuarial valuation using the projected unit Company are India and the United States. credit method. An actuarial valuation involves Significant judgements are involved in making various assumptions that may differ determining the provision for income taxes from actual developments in the future. These including judgement on whether tax positions are include the determination of the discount rate, probable of being sustained in tax assessments. future salary increases and mortality rates. Due A tax assessment can involve complex issues, to the complexities involved in the valuation which can only be resolved over extended and its long-term nature, a defined benefit time periods. obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at Deferred tax is recorded on temporary each reporting date. differences between the tax bases of assets f) Expected credit losses on financial assets: and liabilities and their carrying amounts, at the The impairment provisions of financial assets rates that have been enacted or substantively are based on assumptions about risk of enacted at the reporting date. The ultimate default and expected timing of collection. The realisation of deferred tax assets is dependent Company uses judgement in making these upon the generation of future taxable profits assumptions and selecting the inputs to the during the periods in which those temporary expected credit loss calculation based on the differences and tax loss carry-forwards become Company’s history of collections, customer’s REPORT 2025-26 deductible. The Company considers expected creditworthiness, existing market conditions as ANNUAL reversal of deferred tax liabilities and projected well as forward-looking estimates at the end of future taxable income in making this assessment. each reporting period. INTEGRATED The amount of deferred tax assets considered realisable, however, could reduce in the near g) Useful lives of property, plant and equipment: term if estimates of future taxable income during The Company depreciates property, plant and the carry-forward period are reduced. equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect WIPRO

321 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) of periodic depreciation is derived based on an The financial statements of the Group companies are estimate of an asset’s expected useful life and the consolidated on a line-by-line basis and all intra-Group expected residual value at the end of its life. The lives balances, transactions, income and expenses are are based on historical experience with similar assets eliminated in full on consolidation. as well as anticipation of future events, which may impact their life, such as changes in technology. The Non-controlling interests estimated useful life is reviewed at least annually. Non-controlling interests in the net assets (excluding h) Provisions and contingent liabilities: The Company goodwill) of consolidated subsidiaries are identified estimates the provisions that have present separately from the Company’s equity. The interest of obligations as a result of past events, and it is non-controlling shareholders may be initially measured probable that outflow of resources will be required to either at fair value or at the non-controlling interest’s settle the obligations. These provisions are reviewed proportionate share of the fair value of the acquiree’s at the end of each reporting date and are adjusted to identifiable net assets. The choice of measurement reflect the current best estimates. basis is made on an acquisition to acquisition basis. The Company uses significant judgement to Subsequent to acquisition, the carrying amount of non-disclose contingent liabilities. Contingent liabilities controlling interests is the amount of those interests at are disclosed when there is a possible obligation initial recognition plus the non-controlling interest’s share arising from past events, the existence of which of subsequent changes in equity. Total comprehensive will be confirmed only by the occurrence or non- income is attributed to non-controlling interests even occurrence of one or more uncertain future events if it results in the non-controlling interests having a not wholly within the control of the Company or a deficit balance. present obligation that arises from past events where it is either not probable that an outflow of resources Liability for written put options to will be required to settle the obligation or a reliable non-controlling interests estimate of the amount cannot be made. Contingent assets are neither recognised nor disclosed in the At initial recognition, the liability for put options issued financial statements. to non-controlling interests, to be settled in cash by the Company, which do not grant present access to 3. MATERIAL ACCOUNTING POLICY ownership interest to the Company is recognised as financial liability at present value of the redemption INFORMATION amount with a corresponding debit in other components of equity. (i) Basis of consolidation Subsidiaries and controlled trusts The liability is subsequently remeasured at the end of each period and accreted through financial expenses up The Company determines the basis of control in line to the redemption amount that is payable at the date at with the requirements of Ind AS 110, Consolidated which the option first becomes exercisable. In the event Financial Statements. Subsidiaries and controlled trusts that the option expires unexercised, the liabilities is are entities controlled by the Group. The Group controls derecognised with a corresponding adjustment to equity. an entity when the parent has power over the entity, it is exposed to, or has rights to, variable returns from its Investments accounted for using the involvement with the entity and has the ability to affect those returns through its power over the entity. The HTXLW¥bPHWKRG financial statements of subsidiaries and controlled trusts Investments accounted for using the equity method are are included in the consolidated financial statements entities in respect of which, the Company has significant from the date on which control commences until the date influence, but not control, over the financial and operating on which control ceases. policies. Generally, a company has a significant influence

322 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) if it holds between 20% and 50% of the voting power equities classified as financial instruments measured of another entity. Investments in such entities are at fair value through other comprehensive income accounted for using the equity method and are are included in other comprehensive income, net initially recognised at cost. The carrying amount of of taxes. investment is increased/ decreased to recognise investors share of profit or loss of the investee after b) Foreign operations the acquisition date. For the purpose of presenting consolidated financial statements, the assets and liabilities of the (ii) Functional and presentation currency Company’s foreign operations that have a functional Items included in the financial statements of each currency other than Indian Rupees are translated of the Company’s entities are measured using the into Indian Rupees using exchange rates prevailing currency of the primary economic environment in at the reporting date. Income and expense items which these entities operate (i.e. the “functional are translated at the average exchange rates for currency”). These consolidated financial statements the period. Exchange differences arising, if any, are are presented in Indian Rupees, which is the recognised in other comprehensive income and held functional currency of the Parent Company. in foreign currency translation reserve (“FCTR”), a component of equity, except to the extent that the (iii) Foreign currency transactions and translation difference is allocated to non-controlling interest. When a foreign operation is disposed of, the translation relevant amount recognised in FCTR is transferred a) Transactions and balances to the consolidated statement of profit and loss as part of the profit or loss on disposal. Goodwill and Transactions in foreign currency are translated fair value adjustments arising on the acquisition into the respective functional currencies using of a foreign operation are treated as assets and the exchange rates prevailing at the date of the liabilities of the foreign operation and translated at transaction. Foreign exchange gains and losses the exchange rate prevailing at the reporting date. resulting from the settlement of such transactions and from translation at the exchange rates prevailing c) Others at the reporting date of monetary assets and liabilities denominated in foreign currencies are recognised Foreign currency differences arising on the translation in the consolidated statement of profit and loss and or settlement of a financial liability designated as reported within foreign exchange gains/(losses), a hedge of a net investment in a foreign operation net, within results of operating activities except are recognised in other comprehensive income and when deferred in other comprehensive income presented within equity in the FCTR to the extent as qualifying cash flow hedges and qualifying net the hedge is effective. To the extent the hedge is investment hedges. Net loss relating to translation ineffective, such differences are recognised in the or settlement of borrowings denominated in foreign consolidated statement of profit and loss. currency are reported within finance costs. Net gain When the hedged part of a net investment is relating to translation or settlement of borrowings disposed of, the relevant amount recognised in REPORT 2025-26 denominated in foreign currency are reported within FCTR is transferred to the consolidated statement of ANNUAL other income. Non-monetary assets and liabilities profit and loss as part of the profit or loss on disposal. denominated in foreign currency and measured at Foreign currency differences arising from translation historical cost are translated at the exchange rate INTEGRATED prevalent at the date of transaction. Translation of intercompany receivables or payables relating differences on non-monetary financial assets to foreign operations, the settlement of which is measured at fair value at the reporting date, such as neither planned nor likely in the foreseeable future, WIPRO

323 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) are considered to form part of net investment in foreign • the asset is held within a business model whose operation and are recognised in FCTR. objective is to hold assets in order to collect contractual cash flows; and (iv) Financial instruments • the contractual terms of the instrument give rise $__ 1RQ_GHULYDWLYH_ŮQDQFLDO_LQVWUXPHQWV_ on specified dates to cash flows that are solely Non-derivative financial instruments consist of: payment of principal and interest on the principal amount outstanding. • financial assets, which include cash and cash Financial instruments measured at fair value through equivalents, trade receivables, unbilled receivables, other comprehensive income (“FVTOCI”): finance lease receivables, employee and other advances, investments in equity and debt securities Debt instruments that meet the following criteria are and eligible current and non-current assets; and measured at FVTOCI (except for debt instruments • financial liabilities, which include long-term and short- that are designated at fair value through profit or loss term borrowings, trade payables, lease liabilities and on initial recognition): eligible current and non-current liabilities. • the asset is held within a business model Non-derivative financial instruments other than trade whose objective is achieved both by collecting receivables and unbilled receivables are recognised contractual cash flows and selling the financial initially at fair value. Trade receivables and unbilled asset; and receivables that do not contain a significant financing • the contractual terms of the instrument give rise component are measured at the Transaction Price. on specified dates to cash flows that are solely Subsequent to initial recognition, non-derivative financial payment of principal and interest on the principal instruments are measured as described below: amount outstanding. Interest income is recognised in the consolidated a. Cash and cash equivalents statement of profit and loss for FVTOCI debt The Company’s cash and cash equivalents consist instruments. Other changes in fair value of of cash on hand and in banks and demand deposits FVTOCI financial assets are recognised in other with banks, which can be withdrawn at any time, comprehensive income. When the investment is without prior notice or penalty on the principal. disposed of, the cumulative gain or loss previously For the purposes of the consolidated statement accumulated in reserves is transferred to the of cash flows, cash and cash equivalents include consolidated statement of profit and loss. cash on hand, in banks and demand deposits with Financial instruments measured at fair value through banks, net of outstanding bank overdrafts that are profit or loss (“FVTPL”): repayable on demand and are considered part Instruments that do not meet the amortised cost or of the Company’s cash management system. In FVTOCI criteria are measured at FVTPL. Financial the consolidated balance sheet, bank overdrafts assets at FVTPL are measured at fair value at the are presented under borrowings within current end of each reporting period, with any gains or financial liabilities. losses arising on re-measurement recognised in consolidated statement of profit and loss. The gain b. Investments or loss on disposal is recognised in the consolidated Financial instruments measured at amortised statement of profit and loss. FRVW_ Interest income is recognised in the consolidated Debt instruments that meet the following criteria statement of profit and loss for FVTPL debt are measured at amortised cost (except for debt instruments. Dividends on financial assets at FVTPL instruments that are designated at fair value through is recognised when the Company’s right to receive profit or loss on initial recognition): dividends is established.

324 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Investments in equity instruments:

The Company carries certain equity instruments which are not held for trading. At initial recognition, the Company may make an irrevocable election to present subsequent changes in the fair value of an investment in an equity instrument in other comprehensive income (FVTOCI) or through statement of profit and loss (FVTPL). For investments designated to be classified as FVTOCI, movements in fair value of investments are recognised in other comprehensive income and the gain or loss is not transferred to consolidated statement of profit and loss on disposal of investments. For investments designated to be classified as FVTPL, both movements in fair value of investments and gain or loss on disposal of investments are recognised in the consolidated statement of profit and loss.

Dividends from these investments are recognised in the consolidated statement of profit and loss when the Company's right to receive dividends is established.

When the investment in equity instruments is derecognised, the cumulative gain or loss in other comprehensive income is transferred to retained earnings.

c. Other financial assets:

Other financial assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These comprise trade receivables, unbilled receivables, finance lease receivables, employee and other advances and eligible current and non-current assets. They are presented as current assets, except for those expected to be realised later than twelve months after the reporting date which are presented as non-current assets. All financial assets are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less any impairment losses. However, trade receivables and unbilled receivables that do not contain a significant financing component are measured at the Transaction Price.

d. Trade payables and other liabilities:

Trade payables and other liabilities are initially recognised at the transaction price, and subsequently carried at amortised cost using the effective interest method. For these financial instruments, the carrying amounts approximate fair value due to the short-term maturity of these instruments. Contingent consideration recognised in a business combination is initially recognised at fair value and subsequently measured at fair value through profit or loss.

B) Derivative financial instruments

The Company is exposed to foreign currency fluctuations on foreign currency assets, liabilities, net investment in foreign operations and forecasted cash flows denominated in foreign currency.

The Company limits the effect of foreign exchange rate fluctuations by following established risk management policies including the use of derivatives. The Company enters into derivative financial instruments where the counterparty is primarily a bank.

Derivative financial instruments are recognised and measured at fair value. Attributable transaction costs are recognised in the consolidated statement of profit and loss as cost.

Subsequent to initial recognition, derivative financial instruments are measured as described below:

a. Cash flow hedges

Changes in the fair value of the derivative hedging instruments designated as a cash flow hedge are recognised in other comprehensive income and held in cash flow hedging reserve, net of taxes, a component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in the consolidated statement of profit and loss and reported within foreign exchange gains/(losses), net within results from operating activities. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued

WIPRO INTEGRATED ANNUAL REPORT 2025-26

325 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) prospectively. If the hedging instrument expires or &__ ‘HUHFRJQLWLRQ_RI_ÙQDQFLDO_LQVWUXPHQWV is sold, terminated or exercised, the cumulative gain The Company derecognises a financial asset when the or loss on the hedging instrument recognised in cash contractual rights to the cash flows from the financial flow hedging reserve till the period the hedge was asset expire or it transfers the financial asset and the effective remains in cash flow hedging reserve until transfer qualifies for derecognition under Ind AS 109. the forecasted transaction occurs. The cumulative If the Company retains substantially all the risks and gain or loss previously recognised in the cash flow rewards of a transferred financial asset, the Company hedging reserve is transferred to the consolidated continues to recognise the financial asset and recognises statement of profit and loss upon the occurrence of a borrowing for the proceeds received. A financial the related forecasted transaction. If the forecasted liability (or a part of a financial liability) is derecognised transaction is no longer expected to occur, such from the Company’s consolidated balance sheet when cumulative balance is immediately recognised in the the obligation specified in the contract is discharged or consolidated statement of profit and loss. cancelled or expires. b. Hedges of net investment in foreign operations (v) Equity and share capital The Company designates derivative financial instruments as hedges of net investments in foreign a) Share capital and Securities premium operations. The Company also designates foreign The authorised share capital of the Company as at currency denominated borrowing as a hedge of net investment in foreign operations. Changes in the March 31, 2026 is I 25,352 divided into 12,543,500,000 fair value of the derivative hedging instruments and equity shares of I 2 each, 25,000,000 preference shares gains/(losses) on translation or settlement of foreign of I 10 each and 150,000 10% optionally convertible currency denominated borrowings designated as a cumulative preference shares of I 100 each. Par value hedge of net investment in foreign operations are of the equity shares is recorded as share capital and the recognised in other comprehensive income and amount received in excess of par value is classified as presented within equity in the FCTR to the extent that Securities premium. the hedge is effective. To the extent that the hedge Every holder of equity shares, as reflected in the records is ineffective, changes in fair value are recognised of the Company as at the date of the shareholder meeting in the consolidated statement of profit and loss and shall have one vote in respect of each share held for all reported within foreign exchange gains/(losses), net matters submitted to vote in the shareholder meeting. within results from operating activities. c. Others b) Shares held by controlled trust (Treasury shares) Changes in fair value of foreign currency derivative The Company’s equity shares held by the controlled trust, instruments neither designated as cash flow hedges which is consolidated as part of the Group are classified nor hedges of net investment in foreign operations as treasury shares. The Company has 11,905,480 and are recognised in the consolidated statement of 11,905,480 treasury shares as at March 31, 2026 and profit and loss and reported within foreign exchange 2025, respectively. Treasury shares are recorded at gains/(losses), net within results from operating acquisition cost. activities. Changes in fair value and gains/(losses), net, on settlement of foreign currency derivative instruments relating to borrowings, which have not been designated as hedges are recorded in finance costs.

326 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) c) Retained earnings h) Foreign currency translation reserve Retained earnings is comprised of the Company’s The exchange differences arising from the translation undistributed earnings after taxes and is freely of financial statements of foreign subsidiaries, available for distribution. differences arising from translation of long-term inter-company receivables or payables relating to d) Capital Reserve foreign operations, settlement of which is neither planned nor likely in the foreseeable future, changes Capital reserve amounting to I 1,139 and I 1,139 as of in fair value of the derivative hedging instruments and March 31, 2026 and 2025, respectively is not freely gains/losses on translation or settlement of foreign available for distribution. currency denominated borrowings designated as hedge of net investment in foreign operations are e) Capital Redemption Reserve recognised in other comprehensive income, net of As per the Companies Act, 2013, capital redemption taxes and presented within equity in the FCTR. reserve is created when a company purchases its own shares out of free reserves or securities premium. L__ &DVK_ùRZ_KHGJLQJ_UHVHUYH A sum equal to the nominal value of the shares so Changes in fair value of derivative hedging purchased is transferred to capital redemption instruments designated and effective as a cash reserve. The reserve can be utilised in accordance flow hedge are recognised in other comprehensive with the provisions of Section 69 of the Companies income, net of taxes, and presented within equity as Act, 2013. Capital redemption reserve amounting cash flow hedging reserve. to I 13 and I 13 as of March 31, 2026 and 2025, respectively is not freely available for distribution. j) Others f) Share options outstanding account Changes in the fair value of financial instruments (debt or equity) measured at fair value through The Share options outstanding account is used other comprehensive income is recognised in other to record the value of equity-settled share-based comprehensive income, net of taxes and presented payment transactions with employees. The amounts within investment in debt instruments measured recorded in share options outstanding account are at fair value through OCI or investment in equity transferred to securities premium upon exercise instruments measured at fair value through OCI. of stock options and restricted stock unit options by employees. Actuarial gains and losses on remeasurements of the defined benefit plans are recognised in other g) Special Economic Zone re-investment comprehensive income, net of taxes and presented within equity in remeasurement of the defined reserve benefit plans. The Special Economic Zone (“SEZ”) re-investment reserve has been created out of profit of eligible k) Dividend Special Economic Zone units as per provisions of A final dividend on equity shares is recorded as a REPORT 2025-26 section 10AA(1)(ii) of the Income–tax Act, 1961 for liability on the date of approval by the shareholders. ANNUAL acquiring new plant and machinery. The said reserve should be utilised by the Company for acquiring plant An interim dividend is recorded as a liability on INTEGRATED and machinery as per the terms of Section 10AA(2) the date of declaration by the Company’s Board of the Income-tax Act, 1961. This reserve is not freely of Directors. available for distribution. WIPRO

327 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) l) Buyback of equity shares appropriate are adjusted, annually. The estimated useful lives of assets are as follows: The buyback of equity shares, including tax thereon and related transaction costs are recorded as a reduction of Category Useful life securities premium and retained earnings. Further, capital Buildings 28 to 40 years redemption reserve is created as an apportionment from Plant and equipment 5 to 21 years retained earnings. Computer equipment and software 2 to 7 years m) Bonus issue )XUQLWXUH__Ù[WXUHV_DQG_HTXLSPHQW 5 years Vehicles 4 to 5 years For the purpose of bonus issue, the amount is transferred from capital redemption reserves, securities premium The Company believes that the technically evaluated and retained earnings to the share capital. useful lives, different from Schedule II of the Companies Act, 2013, best represent the period over which these (vi) Property, plant and equipment assets are expected to be used. When parts of an item of property, plant and equipment a) Recognition, measurement and de-recognition have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Subsequent expenditure relating to Property, plant and equipment are measured at cost property, plant and equipment is capitalised only when less accumulated depreciation and impairment losses, it is probable that future economic benefits associated if any. Cost includes expenditures directly attributable with these will flow to the Company and the cost of the to the acquisition of the asset. General and specific item can be measured reliably. borrowing costs directly attributable to the construction of a qualifying asset are capitalised as part of the cost till Deposits and advances paid towards the acquisition of all the activities necessary to prepare the qualifying asset property, plant and equipment outstanding as at each for its intended use or sale are substantially completed. reporting date is classified as capital advances under The cost and related accumulated depreciation are other non-current assets and the cost of property, plant derecognised upon sale and disposition of the asset and equipment not available for use before such date are and the resultant gains or losses are recognised in the disclosed under capital work-in-progress. consolidated statement of profit and loss. Capital work-in-progress are measured at cost less (vii) Business combinations, Goodwill and accumulated impairment losses, if any. Intangible assets b) Depreciation a) Business combinations The Company depreciates property, plant and Business combinations are accounted for using the equipment over the estimated useful life on a straight- purchase (acquisition) method. The cost of an acquisition line basis from the date the assets are available for use. is measured as the fair value of the assets transferred, Leasehold improvements are amortised over the shorter liabilities incurred or assumed, and equity instruments of estimated useful life of the asset or the related lease issued at the date of exchange by the Company. term. Term licenses are amortised over their respective Identifiable assets acquired and liabilities and contingent contract term. Freehold land is not depreciated. The liabilities assumed in a business combination are estimated useful life of assets is reviewed and where measured initially at fair value at the date of acquisition.

328 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) Transaction costs incurred in connection with a Customer-related intangibles includes customer business acquisition are expensed as incurred. contracts and customer relationships acquired The cost of an acquisition also includes the fair value as a part of business combinations. Marketing-of any contingent consideration measured as at the related intangibles includes vendor relationships, date of acquisition. Any subsequent changes to non-competes and brands acquired as a part of the fair value of contingent consideration classified business combinations. as liabilities, other than measurement period adjustments, are recognised in the consolidated (viii) Leases statement of profit and loss. The Company evaluates each contract or arrangement, whether it qualifies as lease as defined b) Goodwill under Ind AS 116. The excess of the cost of an acquisition over the Company’s share in the fair value of the acquiree’s The Company as a lessee identifiable assets and liabilities is recognised The Company enters into an arrangement for as goodwill. If the excess is negative, a bargain lease of land, buildings, plant and equipment purchase gain is recognised immediately in equity including computer equipment and vehicles. Such as capital reserve. Goodwill is measured at cost less arrangements are generally for a fixed period but accumulated impairment (if any). may have extension or termination options. The Goodwill associated with disposal of an operation Company assesses, whether the contract is, or that is part of a cash-generating unit is measured contains, a lease, at its inception. A contract is based on the relative values of the operation considered to contain a lease if it conveys the right disposed of and the portion of the cash-generating to control the use of an identified asset for a period unit retained, unless some other method better of time in exchange for consideration. reflects the goodwill associated with the operation A contract conveys the right to control the use of an disposed of. identified asset if the Company has the right to: c) Intangible assets (a) control use of an identified asset, Intangible assets acquired separately are measured (b) obtain substantially all the economic benefits at cost of acquisition. Intangible assets acquired in a from use of the identified asset, and business combination are measured at fair value as at (c) direct the use of the identified asset. the date of acquisition. Following initial recognition, The Company determines the lease term as the non-intangible assets are carried at cost less accumulated cancellable period of a lease, together with periods amortisation and impairment losses, if any. covered by an option to extend the lease, where The amortisation of an intangible asset with a finite the Company is reasonably certain to exercise that useful life reflects the manner in which the economic option. The Company makes an assessment on the benefit is expected to be generated. expected lease term on a lease-by-lease basis and REPORT 2025-26 The estimated useful life of amortisable intangibles thereby assesses whether it is reasonably certain is reviewed and where appropriate is adjusted, that any options to extend or terminate the contract ANNUAL annually. The estimated useful lives of the amortisable will be exercised. INTEGRATED intangible assets are as follows: At the commencement of the lease, the Company recognises a right of use (“RoU”) asset at cost and Category Useful life corresponding lease liability, except for leases with Customer-related intangibles 1 to 10 years term of twelve months or less (“Short-term leases”) and low-value assets. For these Short-term leases Marketing-related intangibles 2.5 to 10 years WIPRO and low-value assets, the Company recognises the

329 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) lease payments as an operating expense on a straight- there is a further reduction in the measurement of the line basis over the lease term. lease liability, the Company recognises any remaining The cost of the RoU assets comprises the amount of amount of the re-measurement in the consolidated the initial measurement of the lease liability, any lease statement of profit and loss. payments made at or before the inception date of the Payment of lease liabilities including interests are lease plus any initial direct costs plus an estimate of classified as cash used in financing activities in the costs to be incurred by the lessee in dismantling and consolidated statement of cash flows. removing the underlying asset or restoring the site on which it is located, less any lease incentives received. The Company as a lessor Subsequently, the RoU assets are measured at cost less any accumulated depreciation and accumulated Leases under which the Company is a lessor are classified impairment losses, if any. The RoU assets are depreciated as a finance or operating lease. Lease contracts where all using the straight-line method from the commencement the risks and rewards are substantially transferred to the date over the shorter of lease term or useful life of RoU lessee, are classified as a finance lease. All other leases assets. The estimated useful lives of RoU assets are are classified as operating lease. determined on the same basis as those of property, plant For leases under which the Company is an intermediate and equipment. lessor, the Company accounts for the head-lease and the The Company applies Ind AS 36 to determine whether sub-lease as two separate contracts. The sub-lease is a RoU asset is impaired and accounts for any identified further classified either as a finance lease or an operating impairment loss as described in the impairment of non- lease by reference to the RoU asset arising from the financial assets below. head-lease. For lease liabilities at the commencement of the lease, (ix) Inventories the Company measures the lease liability at the present value of the lease payments that are not paid at that Inventories are valued at lower of cost and net realisable date. The lease payments are discounted using the value, including necessary provision for obsolescence. interest rate implicit in the lease, if that rate is readily Cost is determined using the weighted average method. determined, if that rate is not readily determined, the lease payments are discounted using the incremental (x) Impairment borrowing rate that the Company would have to pay to borrow funds, including the consideration of factors a) Financial assets such as the nature of the asset and location, collateral, The Company applies the expected credit loss model for market terms and conditions, as applicable in a similar recognising impairment loss on financial assets measured economic environment. at amortised cost, debt instruments classified as FVTOCI, After the commencement date, the amount of lease trade receivables, unbilled receivables, finance lease liabilities is increased to reflect the accretion of interest receivables and other financial assets. Expected credit and reduced for the lease payments made. loss is the difference between the contractual cash flows and the cash flows that the entity expects to receive, The lease liability is subsequently remeasured by discounted using the effective interest rate. increasing the carrying amount to reflect interest on the lease liability, reducing the carrying amount to reflect Loss allowances for trade receivables, unbilled the lease payments made and remeasuring the carrying receivables and finance lease receivables are measured amount to reflect any lease modifications. The Company at an amount equal to lifetime expected credit loss. recognises the amount of the re-measurement of lease Lifetime expected credit losses are the expected credit liability due to modification as an adjustment to the RoU losses that result from all possible default events over the asset or in consolidated statement of profit and loss, expected life of a financial instrument. Lifetime expected depending upon the nature of modification. Where the credit loss is computed based on a provision matrix carrying amount of the RoU asset is reduced to zero and which takes into account, risk profiling of customers and

330 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) historical credit loss experience adjusted for forward- exceeding written down value which would have looking information. For other financial assets, been reported if the impairment losses had not been expected credit loss is measured at the amount equal recognised initially. An impairment loss in respect of to twelve months expected credit loss unless there goodwill is not reversed subsequently. has been a significant increase in credit risk from initial recognition, in which case those are measured (xi) Employee benefits at lifetime expected credit loss. a) Post-employment plans E__ 1RQ_ÙQDQFLDO_DVVHWV The Group participates in various employee benefit plans. Pensions and other post- The Company assesses long-lived assets such as employment benefits are classified as either property, plant and equipment, RoU assets and defined contribution plans or defined benefit intangible assets for impairment whenever events plans. Under a defined contribution plan, the or changes in circumstances indicate that the Company’s sole obligation is to pay a fixed carrying amount of an asset or group of assets may amount with no obligation to pay further not be recoverable. If any such indication exists, the contributions if the fund does not hold sufficient Company estimates the recoverable amount of the assets to pay all employee benefits. The related asset or group of assets. actuarial and investment risks are borne by Goodwill is tested for impairment at least annually at the employee. The expenditure for defined the same time and when events occur or changes in contribution plans is recognised as an expense circumstances indicate that the recoverable amount during the period when the employee provides of the cash generating unit is less than its carrying service. Under a defined benefit plan, it is the value. The goodwill impairment test is performed Company’s obligation to provide agreed benefits at the level of cash-generating unit or groups of to the employees. The related actuarial and cash-generating units which represents the lowest investment risks are borne by the Company. The level at which goodwill is monitored for internal present value of the defined benefit obligations management purposes. is calculated by an independent actuary using the projected unit credit method. The recoverable amount of an asset or cash generating unit is the higher of its fair value less Remeasurements of the defined benefit plans, cost of disposal (“FVLCD”) and its value-in-use comprising actuarial gains or losses, the effect (“VIU”). The VIU of long-lived assets is calculated of changes to the asset ceiling, and the return on using projected future cash flows. FVLCD of a cash plan assets (excluding interest) are immediately generating unit is computed using turnover and recognised in other comprehensive income, net earnings multiples. If the recoverable amount of of taxes and not reclassified to profit or loss in the asset or the recoverable amount of the cash subsequent period. generating unit to which the asset belongs is less Net interest recognised in profit or loss is than its carrying amount, the carrying amount is calculated by applying the discount rate used to reduced to its recoverable amount. The reduction is measure the defined benefit obligation to the net treated as an impairment loss and is recognised in defined benefit liability or asset. The actual return REPORT 2025-26 the consolidated statement of profit and loss. on the plan assets above or below the discount ANNUAL If at the reporting date, there is an indication that a rate, is recognised as part of remeasurements previously assessed impairment loss on property, of the defined benefit plans through other INTEGRATED plant and equipment, RoU assets and intangible comprehensive income, net of taxes. assets, no longer exists, the recoverable amount is Past service cost, both vested and unvested, is reassessed and the impairment losses previously recognised as an expense at the earlier of (a) when recognised are reversed such that the asset is the plan amendment or curtailment occurs; and WIPRO recognised at its recoverable amount but not

331 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) (b) when the entity recognises related restructuring The Company’s obligations in respect of these costs or termination benefits. plans, which are defined benefit plans, are The Company has the following employee provided for based on actuarial valuation using benefit plans: the projected unit credit method. A. Provident fund C. Superannuation Eligible employees receive benefits under the Superannuation plan, a defined contribution Company’s provident fund plan, into which both scheme is administered by third party fund the employer and employees make periodic managers. The Company makes annual contributions to the approved provident fund contributions based on a specified percentage trust managed by the Company. A portion of of each eligible employee’s salary. the employer’s contribution is made to the government administered pension fund. _ E__7HUPLQDWLRQ_EHQHÙWV The contributions to the provident fund trust managed by the Company is accounted for as Termination benefits are expensed when the a defined benefit plan as the Company is liable Company can no longer withdraw the offer of for any shortfall in the fund assets based on the those benefits. government specified minimum rates of return. Certain employees receive benefits under the _ F__6KRUW_WHUP_EHQHÙWV provident fund plan in which both the employer Short-term employee benefit obligations such as and employees make periodic contributions to cash bonus, management incentive plans or profit-the government administered provident fund. A sharing plans are measured on an undiscounted portion of the employer’s contribution is made basis and are recorded as expense as the related to the government administered pension fund. service is provided. A liability is recognised for the This is accounted as a defined contribution plan amount expected to be paid under short-term cash as the obligation of the Company is limited to bonus or management incentive plans or profit-the contributions made to the fund. sharing plans, if the Company has a present legal or constructive obligation to pay this amount as a result B. Gratuity and foreign pension of past service provided by the employee and the In accordance with the Code on Social Security, obligation can be estimated reliably. 2020, applicable for Indian companies, the Company provides for a lump sum payment to d) Compensated absences eligible employees, at retirement or termination The employees of the Company are entitled to of employment based on the last drawn salary compensated absences. The employees can carry and years of employment with the Company. forward a portion of the unutilised accumulating The gratuity fund is managed by third party compensated absences and utilise it in future fund managers. periods or receive cash at retirement or termination The Company also maintains pension and of employment. The Company records an obligation similar plans for employees outside India, based for compensated absences in the period in which the on country specific regulations. These plans are employee renders the services that increases this partially funded, and the funds are managed by entitlement. The Company measures the expected third party fund managers. The plans provide cost of compensated absences as the additional for monthly payout after retirement as per amount that the Company expects to pay as a result salary drawn and service period or for a lump of the unused entitlement that has accumulated sum payment as set out in rules of each fund. at the end of the reporting period. The Company

332 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) recognises accumulated compensated The amount recognised as a provision is the best absences based on actuarial valuation using the estimate of the consideration required to settle the projected unit credit method. Non-accumulating present obligation at the end of the reporting period, compensated absences are recognised in the considering the risks and uncertainties surrounding period in which the absences occur. the obligation. When some or all of the economic benefits required (xii) Share-based payment transactions to settle a provision are expected to be recovered from a third party, the receivable is recognised as an Selected employees of the Company receive asset, if it is virtually certain that reimbursement will remuneration in the form of equity settled instruments be received and the amount of the receivable can be or cash settled instruments, for rendering services measured reliably. over a defined vesting period and for Company’s performance-based stock options over the defined Provisions for onerous contracts are recognised period. Equity instruments granted are measured when the expected benefits to be derived by by reference to the fair value of the instrument at the the Company from a contract are lower than the date of grant. In cases, where equity instruments are unavoidable costs of meeting the future obligations granted at a nominal exercise price, the intrinsic value under the contract. Provisions for onerous contracts on the date of grant approximates the fair value. The are measured at the present value of lower of the expense is recognised in the consolidated statement expected net cost of fulfilling the contract and the of profit and loss with a corresponding increase to expected cost of terminating the contract. the share options outstanding account, a component of equity. (xiv) Revenue The equity instruments or cash settled instruments The Company derives revenue primarily from generally vest in a graded manner over the vesting software development, maintenance of software/ period. The fair value determined at the grant hardware and related services, consulting services, date is expensed over the vesting period of the business process services and sale of IT products. respective tranches of such grants (accelerated amortisation). The stock compensation expense is Revenues from customer contracts are considered determined based on the Company’s estimate of for recognition and measurement when the contract equity instruments or cash settled instruments that has been approved by the parties to the contract, will eventually vest. the parties to contract are committed to perform their Cash settled instruments granted are re-measured respective obligations under the contract, and the by reference to the fair value at the end of each contract is legally enforceable. Revenue is recognised reporting period and at the time of vesting. The upon transfer of control of promised products or expense is recognised in the consolidated statement services to customers in an amount that reflects the of profit and loss with a corresponding increase to consideration the Company expects to receive (the financial liability. “Transaction Price”). Revenue towards satisfaction of a performance obligation is measured at the amount (xiii) Provisions of the Transaction Price (net of variable consideration REPORT 2025-26 on account of discounts and allowances) allocated to ANNUAL Provisions are recognised when the Company has that performance obligation. To recognise revenues, a present obligation (legal or constructive), as a the Company applies the following five step INTEGRATED result of a past event, it is probable that an outflow approach: (1) identify the contract with a customer, (2) of economic benefits will be required to settle the identify the performance obligations in the contract, obligation and a reliable estimate can be made of the (3) determine the Transaction Price, (4) allocate the amount of the obligation. Transaction Price to the performance obligations in the contract, and (5) recognise revenues when a WIPRO performance obligation is satisfied. When there is

333 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) uncertainty as to collectability, revenue recognition is obligations are satisfied as and when the postponed until such uncertainty is resolved. services are rendered since the customer At contract inception, the Company assesses its promise generally obtains control of the work as it to transfer products or services to a customer to identify progresses. Percentage of completion is separate performance obligations. The Company determined based on project costs incurred to applies judgement to determine whether each product date as a percentage of total estimated project or service promised to a customer is capable of being costs required to complete the project. The distinct, and are distinct in the context of the contract, cost expended (or input) method has been if not, the promised products or services are combined used to measure progress towards completion and accounted as a single performance obligation. The as there is a direct relationship between input Company allocates the Transaction Price to separately and productivity. This method is followed identifiable performance obligations based on their when reasonably dependable estimates of relative stand-alone selling price or residual method. the revenues and costs applicable to various Stand-alone selling prices are determined based on elements of the contract can be made. Key sale prices for the components when they are regularly factors that are reviewed in estimating the sold separately, in cases where the Company is unable future costs to complete include estimates of to determine the stand-alone selling price, the Company future labor costs and productivity efficiencies. uses third-party prices for similar deliverables or the Because the financial reporting of these Company uses expected cost-plus margin approach in contracts depends on estimates that are estimating the stand-alone selling price. assessed continually during the term of these contracts, revenue recognised, profit and For performance obligations where control is transferred timing of revenue for remaining performance over time, revenues are recognised by measuring obligations are subject to revisions as the progress towards completion of the performance contract progresses to completion. If the obligation. The selection of the method to measure Company is not able to reasonably measure the progress towards completion requires judgement and is progress of completion, revenue is recognised based on the nature of the promised products or services only to the extent of costs incurred for which to be provided. recoverability is probable. When total cost The method for recognising revenues and costs depends estimates exceed revenues in an arrangement, on the nature of contracts with customers as given below: the estimated losses are recognised in the consolidated statement of profit and loss in the period in which such losses become probable A. Time and materials contracts based on the current contract estimates as an onerous contract provision. Revenues and costs relating to time and materials contracts are recognised as the related services A contract asset is a right to consideration are rendered. that is conditional upon factors other than the passage of time. Contract assets primarily B. Fixed-price contracts relate to unbilled amounts on fixed-price development contracts and are classified as i. Fixed-price development contracts non-financial asset as the contractual right to Revenues from fixed-price development consideration is dependent on completion of contracts, including software development, contractual milestones. and integration contracts, where the A contract liability is an entity’s obligation to performance obligations are satisfied over transfer goods or services to a customer for time, are recognised using the “percentage-which the entity has received consideration (or of-completion” method. The performance the amount is due) from the customer.

334 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) ii. Maintenance contracts the stand-alone selling price. Services added Revenues related to fixed-price that are not distinct are accounted for on a maintenance contracts are recognised cumulative catch up basis, while those that on a straight-line basis when services are are distinct are accounted for prospectively, performed through an indefinite number either as a separate contract if the additional of repetitive acts over a specified period services are priced at the stand-alone selling or ratably using percentage of completion price, or as a termination of the existing method when the pattern of benefits from contract and creation of a new contract if not the services rendered to the customers priced at the stand-alone selling price. and the cost to fulfil the contract is not even • The Company accounts for variable through the period of contract because the considerations like, volume discounts, services are generally discrete in nature rebates and pricing incentives to customers and not repetitive. and penalties as reduction of revenue on a Revenue for contracts in which the invoicing systematic and rational basis over the period is representative of the value being of the contract. The Company estimates delivered is recognised based on our right to an amount of such variable consideration invoice. If our invoicing is not consistent with using expected value method or the single value delivered, revenues are recognised most likely amount in a range of possible as the service is performed using the consideration depending on which method percentage of completion method. better predicts the amount of consideration to which the Company may be entitled and In certain projects, a fixed quantum of when it is probable that a significant reversal service or output units is agreed at a fixed of cumulative revenue recognised will not price for a fixed term. In such contracts, occur when the uncertainty associated with revenue is recognised with respect to the variable consideration is resolved. the actual output achieved till date as a • Revenues are shown net of allowances/ percentage of total contractual output. Any returns, sales tax, value added tax, goods and residual service unutilised by the customer services tax and applicable discounts. is recognised as revenue on completion of the term. • The Company may enter into arrangements with third party suppliers to resell products iii. Element or volume based contracts or services. In such cases, the Company Revenues and costs are recognised as the evaluates whether the Company is the related services are rendered. principal (i.e. report revenues on a gross basis) or agent (i.e. report revenues on a net basis). In doing so, the Company first C. Products evaluates whether the Company controls the Revenue on product sales are recognised good or service before it is transferred to the when the customer obtains control of the customer. The Company considers whether it REPORT 2025-26 specified product. has the primary obligation to fulfil the contract, ANNUAL inventory risk, pricing discretion and other D. Others factors to determine whether it controls the INTEGRATED goods or services and therefore, is acting as • Any change in scope or price is considered a principal or agent. If the Company controls to be a contract modification. The Company the good or service before it is transferred to accounts for modifications to existing the customer, the Company is the principal; if contracts by assessing whether the services not, the Company is the agent. WIPRO added are distinct and whether the pricing is at

335 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) • Estimates of the Transaction Price and total costs (xv) Finance costs or efforts are continuously monitored over the term of the contract and are recognised in net Finance costs comprise interest on borrowings, interest profit in the period when these estimates change on lease liabilities, interest on tax matters, interest on or when the estimates are revised. Revenues and net defined benefit liability, net loss on translation or the estimated total costs or efforts are subject to settlement of foreign currency borrowings, changes revision as the contract progresses. in fair value of derivative instruments, gains/(losses) of settlement of borrowing related derivative instruments • The Company accrues the estimated cost of and interest on liability on written put options. Borrowing warranties at the time when the revenue is costs that are not directly attributable to a qualifying recognised. The accruals are based on the asset are recognised in the consolidated statement of Company’s historical experience of material profit and loss using the effective interest method. usage and service delivery costs. • Incremental costs that relate directly to a (xvi) Finance and other income contract and incurred in securing a contract with Finance and other income comprise interest income on a customer are recognised as an asset when the deposits, dividend income, gains/(losses) on disposal of Company expects to recover these costs. investments, gains/(losses) on investments classified as • The Company recognises contract fulfilment cost FVTPL, net gain on translation or settlement of foreign as an asset if those costs specifically relate to a currency borrowings, changes in fair value and gains/ contract or to an anticipated contract, the costs (losses) on settlement of related derivative instruments generate or enhance resources that will be used and net gains/(losses) on sale of property, plant and in satisfying performance obligations in future; equipment. Interest income is recognised using the and the costs are expected to be recovered. effective interest method. Dividend income is recognised • Costs to obtain contracts relating to upfront when the right to receive payment is established. payments to customers are amortised to revenue (xvii) Income tax and other costs to obtain contracts and costs to fulfill contracts are amortised to expenses over Income tax comprises current and deferred tax. Income the respective contract life on a systematic basis tax expense is recognised in the consolidated statement consistent with the transfer of goods or services of profit and loss except to the extent it relates to a to customer to which the asset relates. business combination, or items directly recognised in • The Company assesses the timing of the transfer equity or in other comprehensive income. of goods or services to the customer as compared to the timing of payments to determine whether a) Current income tax a significant financing component exists. As Current income tax for the current and prior periods a practical expedient, the Company does not are measured at the amount expected to be assess the existence of a significant financing recovered from or paid to the taxation authorities component when the difference between based on the taxable income for the period. The tax payment and transfer of deliverables is twelve rates and tax laws used to compute the current tax months or less. If the difference in timing arises amounts are those that are enacted or substantively for reasons other than the provision of finance to enacted as at the reporting date and applicable for either the customer or us, no financing component the period. While determining the tax provisions, is deemed to exist. the Company assesses whether each uncertain • Unbilled receivables are classified as a financial tax position is to be considered separately or asset where the right to consideration is together with one or more uncertain tax positions unconditional and only the passage of time is depending upon the nature and circumstances of required before the payment is due. each uncertain tax position. The Company offsets current tax assets and current tax liabilities, where

336 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) it has a legally enforceable right to set off the The Company offsets deferred income tax assets recognised amounts and where it intends either and liabilities, where it has a legally enforceable to settle on a net basis, or to realise the asset and right to offset current tax assets against current liability simultaneously. tax liabilities, and they relate to taxes levied by the same taxation authority on either the same b) Deferred income tax taxable entity, or on different taxable entities where there is a right and an intention to settle Deferred income tax is recognised using the the current tax liabilities and assets on a net balance sheet approach. Deferred income basis or their tax assets and liabilities will be tax assets and liabilities are recognised for realised simultaneously. deductible and taxable temporary differences arising between the tax base of assets and liabilities and their carrying amount in these (xviii) Earnings per share consolidated financial statements, except when Basic earnings per share is computed using the deferred income tax arises from the initial the weighted average number of equity shares recognition of goodwill or an asset or liability in outstanding during the period adjusted for treasury a transaction that is not a business combination shares held. Diluted earnings per share is computed and affects neither accounting nor taxable profits using the weighted average number of equity and or loss at the time of the transaction. dilutive equivalent shares outstanding during the Deferred income tax assets are recognised to period, using the treasury stock method for options, the extent it is probable that taxable profit will be except where the results would be anti-dilutive. available against which the deductible temporary The number of equity shares and potentially dilutive differences and the carry forward of unused tax equity shares are adjusted retrospectively for all credits and unused tax losses can be utilised. periods presented for any splits and bonus shares Deferred income tax liabilities are recognised issues including for change effected prior to the for all taxable temporary differences except in approval of the consolidated financial statements by respect of taxable temporary differences that is the Company’s Board of Directors. expected to reverse within the tax holiday period, (xix) Statement of cash flows taxable temporary differences associated with investments in subsidiaries, associates and Cash flows are reported using the indirect method, foreign branches where the timing of the reversal whereby profit for the period is adjusted for the effects of the temporary difference can be controlled of transactions of a non-cash nature, any deferrals or and it is probable that the temporary difference accruals of past or future operating cash receipts or will not reverse in the foreseeable future. payments and item of income or expenses associated The carrying amount of deferred income tax with investing or financing cash flows. The cash assets is reviewed at each reporting date and generated from/(used in) operating, investing and reduced to the extent that it is no longer probable financing activities of the Company are segregated. that sufficient taxable profit will be available to REPORT 2025-26 allow all or part of the deferred income tax asset New accounting standards, amendments ANNUAL to be utilised. and interpretations adopted by the Deferred income tax assets and liabilities are &RPSDQ¥_HIIHFWLYH_IURP_$SULO_________ INTEGRATED measured at the tax rates that are expected to apply in the period when the asset is realised or Amendments to Ind AS 21 – The Effects of changes the liability is settled, based on tax rates (and tax in foreign exchange rates laws) that have been enacted or substantively The amendment clarifies how an entity should assess WIPRO enacted at the reporting date. whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability

337 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) is lacking, as well as require the disclosure of information arrangements on the companies liabilities and cash flows that enables users of financial statements to understand and on the companies exposure to liquidity risk. These the impact of a currency not being exchangeable. These amendments are effective for annual reporting periods amendments are effective for annual reporting periods beginning on or after April 1, 2025 and are to be applied beginning on or after April 1, 2025. The adoption of retrospectively. The adoption of these amendments to Ind amendments to Ind AS 21 did not have any material impact AS 7 and Ind AS 107 did not have any material impact on on the consolidated financial statements. the consolidated financial statements. Amendments to Ind AS 1 – Presentation of Financial Amendments to Ind AS 12 – Income taxes statements On August 13, 2025, the MCA issued International Tax On August 13, 2025, the MCA has issued “Classification Reform—Pillar Two Model Rules—Amendments to Ind AS of liabilities as current or non -current and non-current 12 “Income Taxes” to clarify the application of Ind AS 12 to liabilities with covenants (Amendments to Ind AS 1)” The income taxes arising from tax law enacted or substantively amendments aim to promote consistency in applying enacted to implement the Organisation for Economic Co-the requirements by helping companies to determine operation and Development (OECD), including tax law whether, in the statement of financial position, debt and that implements qualified domestic minimum top-up taxes other liabilities with an uncertain settlement date should described in those rules. be classified as current (due or potentially due to be The Company has applied the temporary exception from settled within one year) or non-current. The amendments the accounting requirements for deferred taxes in Ind also clarified the classification requirements for debt a AS 12. Accordingly, the Company neither recognised, company might settle by converting it into equity. These nor disclosed information about deferred tax assets and amendments are effective for annual reporting periods liabilities related to Pillar Two income taxes. beginning on or after April 1, 2025, and are to be applied retrospectively. The adoption of these amendments to Ind AS 1 did not have any material impact on the consolidated New accounting standards, amendments and financial statements. LQWHUSUHWDWLRQV_QRW_¥HW_DGRSWHG_ Ministry of Corporate Affairs (“MCA”) notifies new _ _$PHQGPHQWV_WR_,QG_$6_____6WDWHPHQW_RI_FDVK_ůRZV_ standards or amendments to the existing standards and ind AS 107—Financial instruments under Companies (Indian Accounting Standards) On August 13, 2025, MCA issued ‘Supplier Finance Rules as issued from time to time. For the year ended Arrangements (Amendments to Ind AS 7 and Ind AS March 31, 2026, MCA has not notified any new standards 107)’, that require companies to disclose information or amendments to the existing standards applicable to about its supplier finance arrangements that enables the Company. users of financial statements to assess the effects of those

338 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

4. PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Plant and equipment[1]	Furniture and fixtures	Office equipment	Vehicles	Total
Gross carrying value:							
As at April 1, 2025	₹ 4,373	₹ 52,360	₹ 99,474	₹ 19,479	₹ 7,663	₹ 34	₹ 183,383
Additions	-	923	9,253	1,795	737	3	12,711
Additions through Business combination (Refer to Note 8)	-	131	109	22	99	1	362
Disposals	-	(821)	(14,979)	(1,449)	(720)	(2)	(17,971)
Translation adjustment	31	440	3,182	270	147	1	4,071
As at March 31, 2026	₹ 4,404	₹ 53,033	₹ 97,039	₹ 20,117	₹ 7,926	₹ 37	₹ 182,556
Accumulated depreciation/ impairment:							
As at April 1, 2025	₹ -	₹ 12,801	₹ 73,379	₹ 12,890	₹ 5,823	₹ 17	₹ 104,910
Depreciation and impairment	-	1,848	9,669	2,387	686	5	14,595
Disposals	-	(695)	(14,730)	(1,245)	(697)	(1)	(17,368)
Translation adjustment	-	211	2,670	197	116	1	3,195
As at March 31, 2026	₹ -	₹ 14,165	₹ 70,988	₹ 14,229	₹ 5,928	₹ 22	₹ 105,332
Net carrying value as at March 31, 2026	₹ 4,404	₹ 38,868	₹ 26,051	₹ 5,888	₹ 1,998	₹ 15	₹ 77,224
Gross carrying value:							
As at April 1, 2024	₹ 4,375	₹ 46,828	₹ 102,433	₹ 18,136	₹ 7,514	₹ 34	₹ 179,320
Additions	-	6,215	10,623	3,143	943	10	20,934
Additions through Business combinations (Refer to Note 8)	-	-	9	-	-	-	9
Disposals	(6)	(680)	(13,668)	(1,803)	(793)	(9)	(16,959)
Translation adjustment	4	(3)	77	3	(1)	(1)	79
As at March 31, 2025	₹ 4,373	₹ 52,360	₹ 99,474	₹ 19,479	₹ 7,663	₹ 34	₹ 183,383
Accumulated depreciation/ impairment:							
As at April 1, 2024	₹ -	₹11,579	₹ 75,469	₹ 12,188	₹ 5,934	₹ 22	₹105,192
Depreciation and impairment	-	1,662	11,050	2,229	623	4	15,568
Disposals	-	(410)	(13,189)	(1,526)	(730)	(8)	(15,863)
Translation adjustment	-	(30)	49	(1)	(4)	(1)	13
As at March 31, 2025	₹ -	₹ 12,801	₹ 73,379	₹ 12,890	₹ 5,823	₹ 17	₹ 104,910
Net carrying value as at March 31, 2025	₹ 4,373	₹ 39,559	₹ 26,095	₹ 6,589	₹ 1,840	₹ 17	₹ 78,473

[1] Including net carrying value of computer equipment and software amounting to ₹ 16,719 and ₹ 16,003 as at March 31, 2026 and 2025 respectively.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

339

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

5. RIGHT-OF-USE ASSETS

	Category of Right-of-Use asset				
	Land	Buildings	Plant and equipment	Vehicles	Total
Gross carrying value:					
As at April 1, 2025	₹ 1,122	₹ 35,038	₹ 5,445	₹ 740	₹ 42,345
Additions	-	7,697	-	233	7,930
Additions through Business combination (Refer to Note 8)	-	1,062	-	-	1,062
Disposals	-	(5,385)	(959)	(204)	(6,548)
Translation adjustment	-	2,062	593	135	2,790
As at March 31, 2026	₹ 1,122	₹ 40,474	₹ 5,079	₹ 904	₹ 47,579
Accumulated depreciation:					
As at April 1, 2025	₹ 106	₹ 14,904	₹ 1,356	₹ 381	₹ 16,747
Depreciation	19	5,611	875	220	6,725
Disposals	-	(4,421)	(936)	(156)	(5,513)
Translation adjustment	-	1,054	207	72	1,333
As at March 31, 2026	₹ 125	₹ 17,148	₹ 1,502	₹ 517	₹ 19,292
Net carrying value as at March 31, 2026	₹ 997	₹ 23,326	₹ 3,577	₹ 387	₹ 28,287
Gross carrying value:					
As at April 1, 2024	₹ 1,343	₹ 28,453	₹ 2,242	₹ 849	₹ 32,887
Additions	-	10,822	3,735	228	14,785
Disposals	(221)	(4,389)	(632)	(354)	(5,596)
Translation adjustment	-	152	100	17	269
As at March 31, 2025	₹ 1,122	₹ 35,038	₹ 5,445	₹ 740	₹ 42,345
Accumulated depreciation:					
As at April 1, 2024	₹ 98	₹ 13,237	₹ 1,086	₹ 511	₹ 14,932
Depreciation	21	5,362	539	180	6,102
Disposals	(13)	(3,776)	(303)	(319)	(4,411)
Translation adjustment	-	81	34	9	124
As at March 31, 2025	₹ 106	₹ 14,904	₹ 1,356	₹ 381	₹ 16,747
Net carrying value as at March 31, 2025	₹ 1,016	₹ 20,134	₹ 4,089	₹ 359	₹ 25,598

The Company recognised the following expenses in the consolidated statement of profit and loss:

	Year ended March 31, 2026	Year ended March 31, 2025
Rent expense recognised under facility expenses pertaining to:		
Leases of low-value assets	₹ 309	₹ 232
Short-term leases	3,304	3,842
	₹ 3,613	₹ 4,074

340 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Payments toward leases of low-value assets and Short-term leases are disclosed under operating activities in the consolidated statement of cash flows. All other lease payments during the period are disclosed under financing activities in the consolidated statement of cash flows.

Income from subleasing RoU assets for the years ended March 31, 2026 and 2025 is not material.

The Company is committed to certain leases amounting to ₹ 999 which have not commenced as of March 31, 2026. The term of such leases ranges from 1 to 5 years.

Lease liability

	Year ended March 31, 2026	Year ended March 31, 2025
Balance at the beginning of the year	₹ 30,218	₹ 22,728
Additions	11,680	16,649
Additions through Business combinations	1,062	-
Deletions	(1,268)	(967)
Finance cost accrued during the period	1,956	1,593
Payment of lease liabilities	(11,561)	(10,474)
Translation adjustment	2,949	689
Balance at the end of the year	₹ 35,036	₹ 30,218
Included in the balance sheet as follows:		
Non-current	₹ 26,327	₹ 22,193
Current	8,709	8,025

Refer to Note 10 for remaining contractual maturities of lease liabilities.

6. CAPITAL WORK-IN-PROGRESS ("CWIP")

The following table represents ageing of CWIP as on March 31, 2026:

	Amount in CWIP for a period of				
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress	₹ 3,322	₹ 450	₹ 350	-	₹ 4,122
Total	₹ 3,322	₹ 450	₹ 350	₹ -	₹ 4,122

The following table represents ageing of CWIP as on March 31, 2025:

	Amount in CWIP for a period of				
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress	₹ 1,575	₹ 389	₹ -	₹ -	₹ 1,964
Total	₹ 1,575	₹ 389	₹ -	₹ -	₹ 1,964

As on March 31, 2026 and 2025, there are no projects under CWIP whose completion is overdue compared to its original plan.

As on March 31, 2026 and 2025, there are no projects under CWIP where the project costs has exceeded as compared to its original plan.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

341

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

7. GOODWILL AND OTHER INTANGIBLE ASSETS

The movement in goodwill balance is given below:

	Year ended March 31, 2026	Year ended March 31, 2025
Balance at the beginning of the year	₹ 320,346	₹ 311,449
Acquisition through Business combinations (Refer to Note 8)[1]	24,772	1,324
Translation adjustment	37,096	7,573
Balance at the end of the year	₹ 382,214	₹ 320,346

[1] Acquisition through business combinations for the year ended March 31, 2026 is after considering the impact of ₹ 7 towards measurement period changes in the purchase price allocation of acquisitions made during the year ended March 31, 2025.

The Company is organised into two operating segments: IT Services and IT Products (Refer to Note 35). Goodwill as at March 31, 2026 and 2025 has been allocated to the IT Services operating segment.

Goodwill recognised on business combinations is allocated to Cash Generating Units ("CGUs"), within the IT Services operating segment, which are expected to benefit from the synergies of the acquisitions.

	As at March 31, 2026	As at March 31, 2025
CGUs		
Americas 1	₹ 132,734	₹ 107,989
Americas 2	120,053	104,347
Europe	94,192	79,982
Asia Pacific, Middle East and Africa	35,235	28,028
	₹ 382,214	₹ 320,346

For impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Company's operating segment. Goodwill is tested for impairment at least annually in accordance with the Company's procedure for determining the recoverable value of each CGU.

The recoverable amount of the CGU is determined based on FVLCD. The FVLCD of the CGU is determined based on the market capitalisation approach, using the turnover and earnings multiples derived from observable market data. The fair value measurement is categorised as a level 2 fair value based on the inputs in the valuation techniques used.

Based on the above testing, no impairment was identified as at March 31, 2026 and 2025, as the recoverable value of the CGUs exceeded the carrying value. A sensitivity analysis to the change in the key parameters (turnover and earnings multiples) did not identify any probable scenarios where the CGU's recoverable amount would fall below its carrying amount.

342 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The movement in other intangible assets is given below:

	Other intangible assets		
	Customer-related	Marketing-related	Total
Gross carrying value:			
As at April 1, 2025	₹ 42,461	₹ 9,722	₹ 52,183
Acquisition through Business combination (Refer to Note 8)	5,644	1,109	6,753
Deductions/adjustments	(4,420)	-	(4,420)
Translation adjustment	4,387	1,122	5,509
As at March 31, 2026	**₹ 48,072**	**₹ 11,953**	**₹ 60,025**
Accumulated amortisation/ impairment:			
As at April 1, 2025	₹ 20,950	₹ 3,783	₹ 24,733
Amortisation and impairment [(1)]	6,599	1,188	7,787
Deductions/adjustments	(4,420)	-	(4,420)
Translation adjustment	2,252	497	2,749
As at March 31, 2026	**₹ 25,381**	**₹ 5,468**	**₹ 30,849**
Net carrying value as at March 31, 2026	**₹ 22,691**	**₹ 6,485**	**₹ 29,176**
Gross carrying value:			
As at April 1, 2024	₹ 43,672	₹ 11,972	₹ 55,644
Acquisition through Business combinations (Refer to Note 8)	1,896	-	1,896
Deductions/adjustments	(4,101)	(2,518)	(6,619)
Translation adjustment	994	268	1,262
As at March 31, 2025	**₹ 42,461**	**₹ 9,722**	**₹ 52,183**
Accumulated amortisation/ impairment:			
As at April 1, 2024	₹ 18,281	₹ 4,615	₹ 22,896
Amortisation and impairment[(1)]	6,327	1,582	7,909
Deductions/adjustments	(4,101)	(2,518)	(6,619)
Translation adjustment	443	104	547
As at March 31, 2025	**₹ 20,950**	**₹ 3,783**	**₹ 24,733**
Net carrying value as at March 31, 2025	**₹ 21,511**	**₹ 5,939**	**₹ 27,450**

[(1)] During the years ended March 31, 2026 and 2025, a decline in the revenue and earnings estimates led to a revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognised on business combinations. Consequently, the Company has recognised impairment charge ₹ 851 and ₹ 1,155 for the years ended March 31, 2026 and 2025, respectively, as part of amortisation and impairment.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

343

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

As at March 31, 2026, the net carrying value and the estimated remaining amortisation period for intangible assets acquired on acquisition are as follows:

Acquisition	Net carrying value	Estimated remaining amortisation period
Capco - customer-related intangible	₹ 14,013	4.08 years
Capco - marketing-related intangible	5,230	5.08 years
DTS - customer-related intangible	5,650	5.67 years
DTS - marketing-related intangible	1,045	2.67 years
AVT	1,602	0.21 - 4.72 years
Vara Infotech Private Limited	430	0.50 - 3.50 years
Aggne	392	0.87 - 1.87 years
Rational Interaction, Inc.	318	0.89 years
Eximius Design, LLC	371	1.40 years
Convergence Acceleration Solutions, LLC	125	2.03 years
Total	₹ 29,176	

8. BUSINESS COMBINATIONS

Summary of acquisitions during the year ended March 31, 2026:

During the year ended March 31, 2026, the Company completed a business combination by acquiring 100% equity interest in Digital Transformation Solutions unit of Harman International Inc. which is Harman Connected Services Inc. and its subsidiaries and certain other assets (together, "**DTS**"), a global provider of Engineering, Research and Development ("**ER&D**") services and IT services. The acquisition was consummated on December 1, 2025, for total cash consideration of ₹ 34,044.

Net assets	₹ 3,017
Fair value of property, plant and equipment	362
Fair value of right-of-use assets	1,062
Fair value of customer-related intangibles	5,644
Fair value of marketing-related intangibles	1,109
Deferred tax liabilities on intangible assets	(1,915)
Total identifiable assets	₹ 9,279
Goodwill	24,765
Total purchase price	₹ 34,044
Net Assets include:	
Cash and cash equivalents	₹ 8,011
Fair value of acquired trade receivables included in net assets	3,066
Gross contractual amount of acquired trade receivables	3,225
Less: Allowance for lifetime expected credit loss	(159)
Amount included in legal and professional charges:	
Transaction costs	₹ 230

The above purchase price allocation for DTS is provisional and will be finalised as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition.

The goodwill of ₹ 24,765 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes.

344 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The pro-forma effects of acquisition of DTS for the year ended March 31, 2026, on the Company's results were not material.

Summary of acquisition during the year ended March 31, 2025:

During the year ended March 31, 2025, the Company completed a business combination by acquiring a 100% equity interest in Applied Value Technologies, Inc. and Applied Value Technologies B.V., which was consummated on December 16, 2024. The Company has also acquired a 100% equity interest in Applied Value Technologies Pte Limited (together with Applied Value Technologies, Inc. and Applied Value Technologies B.V., "**AVT**"), which was consummated on January 3, 2025. AVT helps enterprises transform IT operations through a highly customised and data-driven approach. AVT will augment Wipro's existing application services capabilities, helping drive new growth opportunities. The total consideration (upfront cash to acquire control, deferred consideration and contingent consideration) for the acquisition is ₹ 2,836. During the year ended March 31, 2026, the Company finalised the purchase price allocation as set for the below:

The following table presents the purchase price allocation:

Net assets	₹ 166
Fair value of property, plant and equipment	9
Fair value of customer-related intangibles	1,896
Deferred tax liabilities on intangible assets	(566)
Total identifiable assets	**₹ 1,505**
Goodwill	1,331
Total purchase price	**₹ 2,836**
Net Assets include:	
Cash and cash equivalents	₹ 113
Fair value of acquired trade receivables included in net assets	215
Gross contractual amount of acquired trade receivables	215
Less: Allowance for lifetime expected credit loss	-
Amount included in legal and professional charges:	
Transaction costs	₹ 45

The goodwill of ₹ 1,331 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes.

The total consideration for AVT included a deferred consideration of ₹ 264, which was payable within six months from the consummation date and was subsequently settled.

The total consideration of AVT includes a contingent consideration linked to achievement of revenues and earnings over a period of 3 years ending December 31, 2027, and range of contingent consideration payable is between ₹ Nil and ₹ 2,122. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ₹ 2,122 as at the date of acquisition. The discounted fair value of contingent consideration of ₹ 1,537 is recorded as part of purchase price allocation.

The pro-forma effects of the acquisition of AVT for the year ended March 31, 2025 on the Company's revenues and profits were not material.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

345

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

9. INVESTMENTS

	As at March 31, 2026	As at March 31, 2025
Non-current		
Financial instruments at FVTPL		
Equity instruments - unquoted [(1)]	₹ 7,336	₹ 4,955
Fixed maturity plan mutual funds - unquoted	-	1,203
Financial instruments at FVTOCI		
Equity instruments - unquoted [(1)]	12,107	12,436
Equity instruments - quoted	36	57
Financial instruments at amortised cost		
Inter corporate and term deposits - unquoted [(3)]	8,574	7,807
	₹ 28,053	₹ 26,458
Aggregate amount of quoted investments and aggregate market value thereof	₹ 36	₹ 57
Aggregate amount of unquoted investments	28,017	26,401
Current		
Financial instruments at FVTPL		
Short-term mutual funds - unquoted [(2)]	₹ 79,719	₹ 88,776
Fixed maturity plan mutual funds - unquoted	1,281	300
Financial instruments at FVTOCI		
Non-convertible debentures - quoted	210,328	219,389
Government securities - quoted	8,948	10,651
Commercial papers - quoted	14,227	2,858
Bonds - quoted	10,385	21,138
Financial instruments at amortised cost		
Inter corporate and term deposits - unquoted [(3)]	112,792	68,362
	₹ 437,680	₹ 411,474
Aggregate amount of quoted investments and aggregate market value thereof	₹ 243,888	₹ 254,036
Aggregate amount of unquoted investments	193,792	157,138
Financial instruments at FVTPL	₹ 88,336	₹ 95,234
Financial instruments at FVTOCI	256,031	266,529
Financial instruments at amortised cost	121,366	76,169
Total Investment	₹ 465,733	₹ 437,932

[(1)] Uncalled capital commitments outstanding as at March 31, 2026 and 2025, was ₹ 2,577 and ₹ 1,576, respectively.

[(2)] As at March 31, 2026 and 2025, short-term mutual funds include units placed on lien with bank on account of margin money for currency derivatives amounting to ₹ Nil and ₹ 233, respectively.

[(3)] These deposits earn a fixed rate of interest. As at March 31, 2026 and 2025, term deposits include deposits in lien with banks, held as margin money deposits against guarantees amounting to ₹ 961 and ₹ 953, respectively.

346 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Investments accounted for using the equity method

During the year ended March 31, 2026, the Company invested ₹ 352 being equity contribution in Drivestream Inc, an associate. The Company's share of equity in the associate is 43.7%.

The Company had no material associate and joint venture as at March 31, 2026 and 2025.

The aggregate summarised financial information in respect of the Company's immaterial associate and joint venture that are accounted for using the equity method is set forth below:

	As at March 31, 2026	As at March 31, 2025
Carrying amount of the Company's interest in:		
An associate accounted for using the equity method (Unquoted: Series A Preferred Stock - 94,527; Common stock - 27,865 and Series B Preferred Stock - 190,525 and Series C Preferred stock - 400)	₹ 1,716	₹ 933
A joint venture accounted for using the equity method (Unquoted: Class A units - 5,850,000)	410	394
Total	₹ 2,126	₹ 1,327

	For the year ended March 31, 2026	For the year ended March 31, 2025
Company's share of net profit/(loss) in the consolidated statement of profit and loss pertaining to:		
An associate accounted for using the equity method	₹ 282	₹ 129
A joint venture accounted for using the equity method	(25)	125
Total	₹ 257	₹ 254

10. Financial instruments

The carrying value of financial instruments by categories as at March 31, 2026 is as follows:

	Fair value through profit or loss	Fair value through other comprehensive income		Amortised cost	Total
		Mandatory	Designated upon initial recognition		
Financial assets					
Cash and cash equivalents (Refer to Note 15)	₹ -	₹ -	₹ -	₹ 105,555	₹ 105,555
Investments (Refer to Note 9)					
Equity Instruments	7,336	-	12,143	-	19,479
Fixed maturity plan mutual funds	1,281	-	-	-	1,281
Short-term mutual funds	79,719	-	-	-	79,719
Non-convertible debentures	-	210,328	-	-	210,328
Government securities	-	8,948	-	-	8,948
Commercial papers	-	14,227	-	-	14,227
Bonds	-	10,385	-	-	10,385
Inter corporate and term deposits	-	-	-	121,366	121,366

WIPRO INTEGRATED ANNUAL REPORT 2025-26

347

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	Fair value through profit or loss	Fair value through other comprehensive income		Amortised cost	Total
		Mandatory	Designated upon initial recognition		
Other financial assets					
Trade receivables (Refer to Note 11)	-	-	-	136,250	136,250
Unbilled receivables	-	-	-	84,256	84,256
Other financial assets (Refer to Note 12)	-	-	-	16,504	16,504
Derivative assets (Refer to Note 10)	295	-	593	-	888
	₹ 88,631	₹ 243,888	₹ 12,736	₹ 463,931	₹ 809,186
Financial liabilities					
Trade payables and other financial liabilities					
Trade payables (Refer to Note 21)	₹-	₹ -	₹ -	₹ 67,288	₹ 67,288
Other financial liabilities (Refer to Note 18)	1,634	-	-	48,496	50,130
Borrowings (Refer to Note 17)	-	-	-	167,874	167,874
Lease liabilities	-	-	-	35,036	35,036
Derivative liabilities (Refer to Note 10)	1,453	-	9,525	-	10,978
	₹ 3,087	₹ -	₹ 9,525	₹ 318,694	₹ 331,306

The carrying value of financial instruments by categories as at March 31, 2025 is as follows:

	Fair value through profit or loss	Fair value through other comprehensive income		Amortised cost	Total
		Mandatory	Designated upon initial recognition		
Financial assets					
Cash and cash equivalents (Refer to Note 15)	₹ -	₹ -	₹ -	₹ 121,974	₹ 121,974
Investments (Refer to Note 9)					
Equity Instruments	4,955	-	12,493	-	17,448
Fixed maturity plan mutual funds	1,503	-	-	-	1,503
Short-term mutual funds	88,776	-	-	-	88,776
Non-convertible debentures	-	219,389	-	-	219,389
Government securities	-	10,651	-	-	10,651
Commercial papers	-	2,858	-	-	2,858
Bonds	-	21,138	-	-	21,138
Inter corporate and term deposits	-	-	-	76,169	76,169
Other financial assets					
Trade receivables (Refer to Note 11)	-	-	-	118,044	118,044
Unbilled receivables	-	-	-	64,280	64,280
Other financial assets (Refer to Note 12)	-	-	-	13,112	13,112
Derivative assets (Refer to Note 10)	1,105	-	715	-	1,820
	₹ 96,339	₹ 254,036	₹ 13,208	₹ 393,579	₹ 757,162
Financial liabilities					
Trade payables and other financial liabilities					
Trade payables (Refer to Note 21)	₹ -	₹ -	₹ -	₹ 58,667	₹ 58,667
Other financial liabilities (Refer to Note 18)	1,864	-	-	39,392	41,256
Borrowings (Refer to Note 17)	-	-	-	161,817	161,817
Lease liabilities	-	-	-	30,218	30,218
Derivative liabilities (Refer to Note 10)	75	-	893	-	968
	₹ 1,939	₹ -	₹ 893	₹ 290,094	₹ 292,926

348 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Offsetting financial assets and financial liabilities

The following table contains information on financial assets and financial liabilities subject to offsetting:

Financial assets	As at March 31, 2026			As at March 31, 2025		
	Gross amounts recognised	Gross amounts of recognised financial liabilities set off	Net amounts recognised	Gross amounts recognised	Gross amounts of recognised financial liabilities set off	Net amounts recognised
Trade receivables - non-current	₹ 349	₹ -	₹ 349	₹ 299	₹ -	₹ 299
Trade receivables - current	147,371	(11,470)	135,901	126,512	(8,767)	117,745
Other financial assets - non-current	6,259	-	6,259	4,664	-	4,664
Other financial assets - current	10,245	-	10,245	8,448	-	8,448
Unbilled receivables - non-current	7,433	-	7,433			
Unbilled receivables - current	77,802	(979)	76,823	66,194	(1,914)	64,280
	₹ 249,459	₹ (12,449)	₹ 237,010	₹ 206,117	₹ (10,681)	₹ 195,436

Financial liabilities	As at March 31, 2026			As at March 31, 2025		
	Gross amounts recognised	Gross amounts of recognised financial assets set off	Net amounts recognised	Gross amounts recognised	Gross amounts of recognised financial assets set off	Net amounts recognised
Trade payables - non-current	₹ 4,394	₹ -	₹ 4,394	₹ -	₹ -	₹ -
Trade payables - current	₹ 75,343	₹ (12,449)	62,894	69,348	(10,681)	58,667
Other financial liabilities - non-current	6,743	₹ -	6,743	7,793	-	7,793
Other financial liabilities - current	43,387	-	43,387	33,463	-	33,463
	₹ 129,867	₹ (12,449)	₹ 117,418	₹ 110,604	₹ (10,681)	₹ 99,923

For the financial assets and liabilities subject to offsetting or similar arrangements, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis and hence are not offset.

Fair value

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, borrowings, lease liabilities, trade payables, eligible current and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, short-term borrowings, lease liabilities, trade payables, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. Finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated credit losses on these receivables. As at March 31, 2026 and 2025, the carrying value of such financial assets, net of allowances, and liabilities approximates the fair value.

The Company's Unsecured Notes 2026 are contracted at fixed coupon rate of 1.50% and market yield on these loans as of March 31, 2026, was 4.48%.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

349

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Investments in short-term mutual funds and fixed maturity plan mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market approach primarily based on market multiples method.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves and currency volatility.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

There were no transfers between Levels 1, 2 and 3 during the years ended March 31, 2026 and 2025.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2026				As at March 31, 2025			
	Fair value measurements at reporting date				Fair value measurements at reporting date			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets								
Derivative instruments:								
Cash flow hedges	**₹ 593**	₹-	₹ 593	₹-	**₹ 715**	₹-	₹ 715	₹-
Others	**295**	-	295	-	**1,105**	-	1,105	-
Investments:								
Short-term mutual funds	**79,719**	79,719	-	-	**88,776**	88,776	-	-
Fixed maturity plan mutual funds	**1,281**	-	1,281	-	**1,503**	-	1,503	-
Equity instruments	**19,479**	36	-	19,443	**17,448**	57	-	17,391
Non-convertible debentures, government securities, commercial papers and bonds	**243,888**	8,854	235,034	-	**254,036**	10,550	243,486	-
Liabilities								
Derivative instruments:								
Cash flow hedges	**₹ (9,525)**	₹-	₹ (9,525)	₹-	**₹ (893)**	₹-	₹ (893)	₹-
Others	**(1,453)**	-	(1,453)	-	**(75)**	-	(75)	-
Liability on written put options to non-controlling interests	**(5,699)**	-	-	(5,699)	**(4,945)**	-	-	(4,945)
Contingent consideration	**(1,634)**	-	-	(1,634)	**(1,864)**	-	-	(1,864)

350 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The following methods and assumptions were used to estimate the fair value of the Level 2 financial instruments included in the above table.

Financial Instrument	Method and assumptions
Derivative instruments (assets and liabilities)	The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2026, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognised at fair value.
Investment in non-convertible debentures, government securities, commercial papers and bonds	Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.
Investment in fixed maturity plan mutual funds	Fair value of these instruments is derived based on indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the Level 3 financial instruments included in the above table.

Financial instrument	Method and assumptions
Investment in equity instruments	Fair value of these instruments is determined using market approach primarily based on market multiples method.
Contingent consideration and liability on written put options to non-controlling interest	Fair value of these instruments is determined using valuation techniques which includes inputs relating to risk-adjusted revenue and operating profit forecast.

The following table presents the changes in Level 3 assets and liabilities for the year ended March 31, 2026 and 2025:

	As at March 31, 2026	As at March 31, 2025
Investment in equity instruments		
Balance at the beginning of the year	₹ 17,391	₹ 20,126
Additions	2,038	1,925
Disposals[(1)(2)]	(1,199)	(1,828)
Gain/(loss) recognised in consolidated statement of profit and loss	768	321
Gain/(loss) recognised in other comprehensive income	(1,431)	(3,609)
Translation adjustment	1,876	456
Balance at the end of the year	**₹ 19,443**	**₹ 17,391**

[(1)] During the year ended March 31, 2026, as a result of an acquisition by another investors, the Company sold its shares of equity instruments in three companies at a fair value of ₹ 585 and recognised a cumulative gain of ₹ 389 in other comprehensive income and cumulative loss of ₹ 138 in consolidated statement of profit and loss.

[(2)] During the year ended March 31, 2025, as a result of an acquisition by another investors, the Company sold its shares of equity instruments in six companies at a fair value of ₹ 1,281 and recognised a cumulative loss of ₹ 175 in other comprehensive income and cumulative gain of ₹ 152 in consolidated statement of profit and loss.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

351 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) As at As at March 31, 2026 March 31, 2025 Contingent consideration Balance at the beginning of the year I (1,864) I (429) (Addition)/Reversals (1) (49) 169 Addition through Business combination (Refer to Note 8)—(1,537) Payouts 648—)LQDQFH_FRVWV_UHFRJQLVHG_LQ_FRQVROLGDWHG_VWDWHPHQW_RI_SURÙW_DQG_ORVV (195) (47) Translation adjustment (174) (20) Balance at the end of the year K (1,634) K (1,864) (1) Towards change in fair value of earn-out liability as a result of changes in estimates of revenue and earnings over the earn-out period. As at As at March 31, 2026 March 31, 2025 Liability on written put options to non-controlling interests Balance at the beginning of the year I (4,945) H (4,303) )LQDQFH_FRVWV_UHFRJQLVHG_LQ_FRQVROLGDWHG_VWDWHPHQW_RI_SURÙW_DQG_ORVV (585) (530) Changes in fair value of written put options 385 -Translation adjustment (554) (112) Balance at the end of the year K (5,699) K (4,945) As at March 2026 and 2025, every 1% increase/decrease in the unobservable inputs used to estimate the fair value of investment in equity instruments, fair value of contingent consideration and liability on written put options to non-controlling interests, does not have a material impact on its fair value. Derivative assets and liabilities: The Company is exposed to currency fluctuations on foreign currency assets/liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company is also exposed to interest rate fluctuations on investments in floating rate financial assets and floating rate borrowings. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets/liabilities, interest rates, foreign currency forecasted cash flows and net investment in foreign operations. The counterparties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as immaterial.

352 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The following table presents the aggregate contracted principal amounts of the Company's derivative contracts outstanding:

(in million)

	As at March 31, 2026				As at March 31, 2025			
	Notional		Fair value		Notional		Fair value	
Designated derivative instruments								
Sell: Forward contracts	U.S.$	2,475	₹	(8,574)	U.S.$	1,008	₹	(608)
	€	118	₹	347	€	46	₹	78
	£	66	₹	169	£	43	₹	30
	AUD	31	₹	(20)	AUD	23	₹	79
Buy: Forward contracts	U.S.$	750	₹	500	U.S.$	-	₹	-
Range forward option contracts	U.S.$	400	₹	(1,497)	U.S.$	764	₹	333
	€	41	₹	108	€	36	₹	(55)
	£	41	₹	67	£	43	₹	(89)
	AUD	76	₹	(32)	AUD	31	₹	5
Interest rate swaps	U.S.$	-	₹	-	U.S.$	225	₹	24
Non-designated derivative instruments								
Sell: Forward contracts [(1)]	U.S.$	944	₹	(1,581)	U.S.$	752	₹	975
	€	237	₹	299	€	94	₹	(27)
	£	79	₹	176	£	12	₹	(14)
	AUD	47	₹	74	AUD	65	₹	12
	SGD	45	₹	55	SGD	34	₹	4
	ZAR	55	₹	8	ZAR	162	₹	(13)
	CAD	95	₹	47	CAD	142	₹	71
	SAR	30	₹	^	SAR	179	₹	(4)
	QAR	5	₹	^	QAR	13	₹	^
	TRY	90	₹	1	TRY	90	₹	2
	NOK	12	₹	1	NOK	-	₹	-
	OMR	1	₹	^	OMR	2	₹	^
	JPY	1,220	₹	32	JPY	705	₹	(13)
	DKK	-	₹	-	DKK	31	₹	(11)
	CNH	-	₹	-	CNH	7	₹	(1)
	COP	8,120	₹	(3)	COP	8,120	₹	1
	MYR	24	₹	20	MYR	32	₹	1
	RON	-	₹	-	RON	8	₹	(1)
	HKD	42	₹	^	HKD	39	₹	^
	TWD	57	₹	1	TWD	40	₹	^
	CHF	6	₹	13	CHF	9	₹	(3)
	PHP	-	₹	-	PHP	150	₹	(4)
	THB	52	₹	(2)	THB	43	₹	2
	PLN	8	₹	1	PLN	10	₹	1
	BRL	106	₹	(18)	BRL	17	₹	(2)

WIPRO INTEGRATED ANNUAL REPORT 2025-26

353

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

(in million)

	As at March 31, 2026				As at March 31, 2025			
	Notional		Fair value		Notional		Fair value	
Buy: Forward contracts	U.S.$	20	₹	15	U.S.$	18	₹	(25)
	€	193	₹	(162)	€	10	₹	23
	£	16	₹	(16)	£	24	₹	37
	AUD	-	₹	-	AUD	3	₹	(2)
	CAD	20	₹	(11)	CAD	19	₹	(40)
	QAR	9	₹	^	QAR	4	₹	^
	CNH	208	₹	(7)	CNH	137	₹	(1)
	RON	51	₹	(12)	RON	67	₹	11
	PLN	76	₹	(43)	PLN	99	₹	56
	SEK	19	₹	(7)	SEK	34	₹	18
	BRL	10	₹	8	BRL	66	₹	18
	JPY	347	₹	(1)	JPY	306	₹	3
	DKK	9	₹	^	DKK	9	₹	(1)
	THB	30	₹	(6)	THB	178	₹	(5)
	CRC	2,300	₹	(7)	CRC	1,871	₹	^
	PHP	90	₹	(2)	PHP	168	₹	2
	PEN	-	₹	-	PEN	5	₹	^
	LKR	1,693	₹	(2)	LKR	1,100	₹	(1)
	CLP	2,900	₹	(3)	CLP	2,900	₹	(5)
	BHD	1	₹	^	BHD	1	₹	^
	OMR	^	₹	^	OMR	^	₹	^
	HKD	-	₹	-	HKD	38	₹	(5)
	SGD	-	₹	-	SGD	2	₹	(3)
	MYR	9	₹	(4)	MYR	7	₹	^
	MXN	178	₹	(14)	MXN	81	₹	(1)
	AED	16	₹	^	AED	-	₹	-
	SAR	11	₹	^	SAR	-	₹	-
	KRW	6,400	₹	(8)	KRW	-	₹	-
			₹	(10,090)			₹	852

^ Value is less than 0.5

(1) U.S.$ 944 and U.S.$ 752 includes U.S.$/PHP sell forward of U.S.$ 242 and U.S.$ 197 as at March 31, 2026 and 2025, respectively.

354 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The Company determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in consolidated statement of profit and loss at the time of the hedge relationship rebalancing.

The following table summaries activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at March 31, 2026	As at March 31,2025
Balance as at the beginning of the year	₹ (275)	₹ 773
Changes in fair value of effective portion of derivatives	(13,440)	(1,185)
Deferred cancellation gain/(loss), net	(1,174)	(91)
Net (gain)/loss reclassified to consolidated statement of profit and loss on occurrence of hedged transactions [1]	5,163	203
Ineffective portion of derivative instruments classified to consolidated statement of profit and loss	-	25
Ineffective portion of derivative instruments classified to consolidated statement of profit and loss	7	-
Gain/(loss) on cash flow hedging derivatives, net	₹ (9,444)	₹ (1,048)
Balance as at the end of the year	₹ (9,719)	₹ (275)
Deferred tax asset/(liability) thereon	2,320	65
Balance as at the end of the year, net of deferred taxes	₹ (7,399)	₹ (210)

[1] Includes net (gain)/loss reclassified to revenue of ₹ 6,093 and ₹ 394 for the years ended March 31, 2026 and 2025, respectively; net (gain)/loss reclassified to employee benefits expense of ₹ (877) and ₹ (51) for the years ended March 31, 2026 and 2025, respectively; net (gain)/loss reclassified to finance costs of ₹ (53) and ₹ (213) for the years ended March 31, 2026 and 2025, respectively and net (gain)/loss reclassified to other income of ₹ Nil and ₹ 73 for the years ended March 31, 2026 and 2025, respectively.

The related hedge transactions for balance in cash flow hedging reserves as at March 31, 2026 are expected to occur and be reclassified to the consolidated statement of profit and loss over a period of 12 months.

As at March 31, 2026 and 2025, there were no material gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Sale of financial assets

From time to time, in the normal course of business, the Company transfers accounts receivables, unbilled receivables, net investment in finance lease receivables (financial assets) to banks. Under the terms of the arrangements, the Company either substantially transfers its risks and rewards or surrenders control over the financial assets and transfer is without recourse. Accordingly, on such transfers the financial assets are derecognised and considered as sale of financial assets. Gains and losses on sale of the financial assets without recourse are recorded in finance costs, at the time of sale based on the carrying value of the financial assets and fair value of servicing liability. The incremental impact of such transactions on our cash flow and liquidity for the years ended March 31, 2026 and 2025 is not material.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

355 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) Financial risk management Market Risk Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and borrowings. The Company’s exposure to market risk is a function of investment and borrowing activities and revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of the Company’s earnings and equity to losses. Risk Management Procedures The Company manages market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. The corporate treasury department recommends risk management objectives and policies, which are approved by our senior management and the Company’s Audit, Risk and Compliance Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies. Foreign currency risk The Company operates internationally, and a major portion of its business is transacted in several currencies. Consequently, the Company is exposed to foreign exchange risk through receiving payment for sales and services in the United States and elsewhere and making purchases from overseas suppliers in various foreign currencies. The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency borrowings. A significant portion of the Company’s revenue is in the U.S. Dollars, Pound Sterling, Euro, Indian Rupee, Australian Dollars and Canadian Dollars, while a large portion of costs are in Indian Rupees. The exchange rate between the Indian Rupee and these currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the Indian Rupee against these currencies can adversely affect the Company’s results of operations. The Company evaluates exchange rate exposure arising from these transactions and enters into foreign currency derivative instruments to mitigate such exposure. The Company follows established risk management policies, including the use of derivatives like foreign exchange forward/option contracts to hedge forecasted cash flows denominated in foreign currency. The Company has designated certain derivative instruments as cash flow hedges to mitigate the foreign exchange exposure of forecasted highly probable cash flows. As at March 31, 2026, a H 1 increase in the spot exchange rate of the Indian Rupee with the U.S. Dollar would result in an approximately H 2,756 (including consolidated statement of profit and loss of H 683 and other comprehensive income of H 2,073) decrease in the fair value, and a H 1 decrease would result in an approximately H 2,743 (including consolidated statement of profit and loss of H 683 and other comprehensive income of H 2,060) increase in the fair value of foreign currency dollar denominated derivative instruments (forward and option contracts).

356 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The below table presents foreign currency risk from non-derivative financial assets/(liabilities) as at March 31, 2026 and 2025:

	As at March 31, 2026						
	U.S.$	Euro	Pound Sterling	Australian Dollar	Canadian Dollar	Other currencies[1]	Total
Trade receivables	₹ 51,190	₹ 13,487	₹ 9,294	₹ 2,680	₹ 577	₹ 4,851	₹ 82,079
Unbilled receivables	31,242	5,721	7,329	2,091	1,027	3,217	50,627
Cash and cash equivalents	13,500	7,233	3,029	1,687	7,333	3,268	36,050
Other financial assets	8,960	1,591	390	93	156	907	12,097
Lease liabilities	(4,057)	(3,278)	(2,828)	(80)	(25)	(998)	(11,266)
Trade payables and other financial liabilities	(43,925)	(16,064)	(16,144)	(2,875)	(3,203)	(7,169)	(89,380)
Non-derivative financials assets/ (liabilities), net	**₹ 56,910**	**₹ 8,690**	**₹ 1,070**	**₹ 3,596**	**₹ 5,865**	**₹ 4,076**	**₹ 80,207**

[1] Other currencies reflect currencies such as Singapore Dollar, Swiss Franc, Polish Zloty, United Arab Emirates Dirham and Swedish Krona.

	As at March 31, 2025						
	U.S.$	Euro	Pound Sterling	Australian Dollar	Canadian Dollar	Other currencies[1]	Total
Trade receivables	₹ 39,306	₹ 12,470	₹ 7,611	₹ 1,942	₹ 629	₹ 4,195	₹ 66,153
Unbilled receivables	23,341	4,383	4,227	1,622	583	2,179	36,335
Cash and cash equivalents	28,719	5,871	1,357	1,007	4,392	2,575	43,921
Other financial assets	785	1,187	353	537	101	1,504	4,467
Lease liabilities	(2,625)	(2,894)	(2,402)	(259)	(72)	(1,104)	(9,356)
Trade payables and other financial liabilities	(32,507)	(12,735)	(10,683)	(1,220)	(1,068)	(4,435)	(62,648)
Non-derivative financials assets/ (liabilities), net	**₹ 57,019**	**₹ 8,282**	**₹ 463**	**₹ 3,629**	**₹ 4,565**	**₹ 4,914**	**₹ 78,872**

[1] Other currencies reflect currencies such as Saudi Riyal, Swiss Franc, Singapore Dollar, United Arab Emirates Dirham and Polish Zloty.

As at March 31, 2026 and 2025, respectively, every 1% increase/decrease in the respective foreign currencies compared to functional currency of the Company would increase/decrease the Company's profit before taxes by approximately ₹ 802 and ₹ 789, respectively.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowings, including various revolving and other lines of credit.

The Company's investments are primarily in short-term investments, which do not expose it to significant interest rate risk.

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. If interest rates were to increase by 100 bps as on March 31, 2026, additional net annual interest expense on floating rate borrowing would amount to approximately ₹ 799. Certain borrowings are also transacted at fixed interest rates.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

357 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) Credit risk Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, the Company periodically assesses the credit rating and financial reliability of customers, considering the financial condition, current economic trends, forward-looking macroeconomic information, analysis of historical bad debts and ageing of accounts receivable. No single customer accounted for more than 10% of the accounts receivable as of March 31, 2026 and 2025, and revenues for the years ended March 31, 2026 and 2025. There is no significant concentration of credit risk. Trade receivables and unbilled receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a customer to engage in a repayment plan with the Company. Refer to Note 11 for changes in the allowances for lifetime expected credit loss. Counterparty risk Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Issuer risk is minimised by only buying securities in India which are at least AA rated by Indian rating agencies. Settlement and credit risk is reduced by the policy of entering into transactions with counterparties that are usually banks or financial institutions with acceptable credit ratings. Exposure to these risks is closely monitored and maintained within predetermined parameters. There are limits on credit exposure to any financial institution. The limits are regularly assessed and determined based upon credit analysis including financial statements and capital adequacy ratio reviews. Cash and cash equivalents include demand deposits of H 3,546 and bank balances of H 83,236 held with two banks having high credit ratings, which are individually in excess of 10% or more of the Company’s total cash and cash equivalents as at March 31, 2026. Refer to Note 15. We did not have any significant concentration of investment risk, as no investments with any single counterparty exceeded 10% of our total investments as of March 31, 2026. Refer to Note 9. Liquidity risk Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at a reasonable price. The Company’s corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts based on the expected cash flows. As of March 31, 2026, cash and cash equivalents are held with major banks and financial institutions.

358 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The table below provides details regarding the remaining contractual maturities of financial liabilities at the reporting date. The amounts include estimated interest payments and exclude the impact of netting agreements, if any.

	As at March 31, 2026						
	Less than 1 year	1-2 years	2-4 years	Beyond 4 years	Total cash flows	Interest included in total cash flows	Carrying value
Borrowings[1]	₹ 167,648	₹ 2,076	₹ -	₹ -	₹ 169,724	₹ (1,850)	₹ 167,874
Lease liabilities[1]	10,492	8,315	10,152	12,855	41,814	(6,778)	35,036
Trade payables	62,894	1,929	1,920	545	67,288	-	67,288
Derivative liabilities	10,978	-	-	-	10,978	-	10,978
Other financial liabilities							
Salary Payable	32,030	-	-	-	32,030	-	32,030
Contingent consideration[2]	467	1,553	-	-	2,020	(386)	1,634
Liability on written put options to non-controlling interests[2]	2,689	-	3,375	-	6,064	(365)	5,699
Rent Deposit	477	12	-	-	489	-	489
Liabilities towards customer contracts	721	359	360	-	1,440	-	1,440
Advance from customers	329	-	-	-	329	-	329
Capital creditors	689	-	-	-	689	-	689
Others	6,057	297	439	1,027	7,820	-	7,820
	₹ 295,471	₹ 14,541	₹ 16,246	₹ 14,427	₹ 340,685	₹ (9,379)	₹ 331,306

	As at March 31, 2025						
	Less than 1 year	1-2 years	2-4 years	Beyond 4 years	Total cash flows	Interest included in total cash flows	Carrying value
Borrowings[1]	₹ 99,884	₹ 64,576	₹ -	₹ -	₹ 164,460	₹ (2,643)	₹ 161,817
Lease liabilities[1]	9,563	6,950	8,426	11,379	36,318	(6,100)	30,218
Trade payables	58,667	-	-	-	58,667	-	58,667
Derivative liabilities	968	-	-	-	968	-	968
Other financial liabilities							
Salary Payable	29,585	-	-	-	29,585	-	29,585
Contingent consideration[2]	580	420	1,401	-	2,401	(537)	1,864
Liability on written put options to non-controlling interests[2]	-	2,686	3,819	-	6,505	(1,560)	4,945
Rent Deposit	475	4	22	-	501	-	501
Liabilities towards customer contracts	342	342	684	-	1,368	-	1,368
Advance from customers	167	-	-	-	167	-	167
Capital creditors	1,255	-	-	-	1,255	-	1,255
Others	1,082	303	195	-	1,580	(9)	1,571
	₹ 202,568	₹ 75,281	₹ 14,547	₹ 11,379	₹ 303,775	₹(10,849)	₹ 292,926

(1) Includes future cash outflow towards estimated interest on borrowings and lease liabilities.

(2) Includes future cash outflow towards estimated interest on contingent consideration and liability on written put options to non-controlling interests.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

359

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The balanced view of liquidity and financial indebtedness is stated in the table below. The management for external communication with investors, analysts and rating agencies uses this calculation of the net cash position:

	As at March 31, 2026	As at March 31, 2025
Cash and cash equivalents	₹ 105,555	₹ 121,974
Investments - current	437,680	411,474
Borrowings	(167,874)	(161,817)
	₹ 375,361	₹ 371,631

11. TRADE RECEIVABLES

The following table represent ageing of Trade receivables as on March 31, 2026:

	Outstanding for following periods from due date of payment						
	Not Due	Less than 6 months	6 months - 1 year	1-2 years	2-3 years	More than 3 years	Total
Unsecured - Non-current							
Undisputed Trade receivables – considered good	₹ 349	₹ -	₹ -	₹ -	₹ -	₹ -	₹ 349
	₹ 349	₹ -	₹ -	₹ -	₹ -	₹ -	₹ 349
Unsecured - Current							
Undisputed Trade receivables – considered good	₹ 93,788	₹ 39,040	₹ 1,727	₹ 671	₹ 447	₹ 1,280	₹ 136,953
Undisputed Trade receivables – credit impaired	1,059	274	1,746	136	73	1,544	4,832
Disputed Trade receivables – considered good	5	95	-	223	100	1,409	1,832
	₹ 94,852	₹ 39,409	₹ 3,473	₹ 1,030	₹ 620	₹ 4,233	₹ 143,617
Gross Trade receivables							₹ 143,966
Less: Allowance for lifetime expected credit loss							(7,716)
Net Trade receivables							₹ 136,250

The following table represent ageing of Trade receivables as on March 31, 2025:

	Outstanding for following periods from due date of payment						
	Not Due	Less than 6 months	6 months - 1 year	1-2 years	2-3 years	More than 3 years	Total
Unsecured - Non-current							
Undisputed Trade receivables – considered good	₹ 299	₹ -	₹ -	₹ -	₹ -	₹ -	₹ 299
	₹ 299	₹ -	₹ -	₹ -	₹ -	₹ -	₹ 299
Unsecured - Current							
Undisputed Trade receivables – considered good	₹ 84,626	₹ 29,877	₹ 1,318	₹ 599	₹ 653	₹ 1,014	₹ 118,087
Undisputed Trade receivables – credit impaired	935	303	13	12	53	1,508	2,824
Disputed Trade receivables–considered good	97	592	123	100	40	1,631	2,583
Disputed Trade receivables – credit impaired	-	-	-	-	181	241	422
	₹ 85,658	₹ 30,772	₹ 1,454	₹ 711	₹ 927	₹ 4,394	₹ 123,916
Gross Trade receivables							₹ 124,215
Less: Allowance for lifetime expected credit loss							(6,171)
Net Trade receivables							₹ 118,044

360 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The activity in the allowance for lifetime expected credit loss is given below:

	As at March 31, 2026	As at March 31, 2025
Balance at the beginning of the year	₹ 6,171	₹ 6,316
Additions due to Acquisitions (Refer to Note 8)	159	-
Additions, net	2,838	324
Additions on account of Unbilled receivables	(698)	-
Charged against allowance	(1,288)	(512)
Translation adjustment	534	43
Balance at the end of the year	₹ 7,716	₹ 6,171

12. OTHER FINANCIAL ASSETS

	As at March 31, 2026	As at March 31, 2025
Non-current		
Finance lease receivables	₹ 3,922	₹ 3,090
Security deposits	1,812	1,318
Advance to customer	509	225
Dues from officers and employees	16	30
Other receivables	^	1
	₹ 6,259	₹ 4,664
Current		
Finance lease receivables	₹ 4,189	₹ 5,144
Security deposits	2,235	1,827
Receivables from redemption of mutual funds	800	-
Advance to customer	494	70
Dues from officers and employees	435	505
Claims receivables	384	195
Interest receivables	357	596
Other receivables	1,351	111
	₹ 10,245	₹ 8,448
	₹ 16,504	₹ 13,112

^ Value is than ₹ 0.5

WIPRO INTEGRATED ANNUAL REPORT 2025-26

361

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Finance lease receivables

Finance lease receivables consist of assets that are leased for a contract term normally ranging 1 to 5 years, with lease payments due in monthly or quarterly installments. Details of finance lease receivables are given below:

	As at March 31, 2026	As at March 31, 2025
Year 1	₹ 4,554	₹ 5,489
Year 2	2,573	1,908
Year 3	1,225	945
Year 4	290	380
Year 5	112	145
Gross investment in lease	₹ 8,754	₹ 8,867
Less: Unearned finance income	(643)	(633)
Present value of minimum lease payment receivables	₹ 8,111	₹ 8,234
Included in the consolidated balance sheet as follows:		
Non-current	₹ 3,922	₹ 3,090
Current	4,189	5,144

13. OTHER ASSETS

	As at March 31, 2026	As at March 31, 2025
Non-current		
Unsecured, considered good	₹ 441	₹ 247
Capital advances		
Others		
Prepaid expenses	4,356	2,657
Deferred contract cost		
Costs to obtain contracts [1]	2,592	3,277
Costs to fulfil contracts [2]	1,000	378
Interest receivable from statutory authorities	1,062	1,148
	₹ 9,451	₹ 7,707
Current		
Unsecured, considered goods		
Advances other than capital advances		
Advances to suppliers	₹ 2,369	₹ 2,323
Dues from officers and employees	415	453
Others		
Prepaid expenses	18,929	16,917
Balance with GST and other authorities	7,969	6,760
Deferred contract cost		
Costs to obtain contracts [1]	1,903	1,407
Costs to fulfil contracts [2]	151	131
Withholding taxes	975	542
Defined benefit plan asset, net	204	472
Other receivables	249	123
	₹ 33,164	₹ 29,128
	₹ 42,615	₹ 36,835

[1] Costs to obtain contracts amortisation of ₹ 2,558 and ₹ 1,333 during the years ended March 31, 2026 and 2025, respectively.

[2] Costs to fulfil contracts amortisation of ₹ 150 and ₹ 83 during the years ended March 31, 2026 and 2025, respectively.

362 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

14. INVENTORIES

	As at March 31, 2026	As at March 31, 2025
Stock-in-trade	₹ 514	₹ 685
Stores and spare parts	3	9
	₹ 517	₹ 694

15. CASH AND CASH EQUIVALENTS

	As at March 31, 2026	As at March 31, 2025
Balances with banks		
Current accounts	₹ 95,959	₹ 74,387
Demand deposits[1]	9,410	47,518
Unclaimed dividends	177	64
Cheques and drafts on hand	9	5
	₹ 105,555	₹ 121,974

[1] These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the consolidated statement of cash flows:

	As at March 31, 2026	As at March 31, 2025
Cash and cash equivalents	₹ 105,555	₹ 121,974
Bank overdrafts	-	^
	₹ 105,555	₹ 121,974

^ Value is less than ₹ 0.5

16. EQUITY SHARE CAPITAL

	As at March 31, 2026	As at March 31, 2025
Authorised capital		
12,543,500,000 equity shares, par value of ₹ 2 per share (March 31, 2025: 12,504,500,000 equity shares)	₹ 25,087	₹ 25,009
25,000,000 preference shares, par value of ₹ 10 per share (March 31, 2025: 25,000,000 preference shares)	250	250
150,000 10% optionally convertible cumulative preference shares, par value of ₹ 100 per share (March 31, 2025: 150,000 10% optionally convertible cumulative preference shares)	15	15
	₹ 25,352	₹ 25,274
Issued, subscribed and fully paid-up capital		
10,488,412,458 equity shares of ₹ 2 each (March 31, 2025: 10,472,136,049 equity shares)	₹ 20,977	₹ 20,944
	₹ 20,977	₹ 20,944

WIPRO INTEGRATED ANNUAL REPORT 2025-26

363

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Terms and rights attached to equity shares

The Company has only one class of equity shares having a par value of ₹ 2 per share. Each shareholder of equity shares is entitled to one vote per share. The Company declares and pays dividend in Indian Rupees. The final dividend proposed by the Board of Directors is subject to shareholders approval in the ensuing Annual General Meeting.

Following is the summary of per share dividends recognised as distributions to equity shareholders:

	For the year ended March 31, 2026	For the year ended March 31, 2025
Interim dividend (Board recommended the adoption of the interim dividend as the final dividend) (Refer to Note 32)	₹ 11 per share	₹ 6 per share

In the event of liquidation of the Company, the equity shareholders will be entitled to receive the remaining assets of the Company, after distribution of all preferential amounts, if any, in proportion to the number of equity shares held by the shareholders.

i. Reconciliation of number of equity shares

Equity shares/American Depository Receipts (ADRs)	As at March 31, 2026		As at March 31, 2025	
	Number of shares	₹ Million	Number of shares	₹ Million
Balance at the beginning of the year	10,472,136,049	₹20,944	5,225,138,246	₹ 10,450
Issue of equity shares on exercise of options	16,276,409	33	13,628,596	27
Bonus issue of equity shares (Refer to Note 32)	-	-	5,233,369,207	10,467
Balance at the end of the year	10,488,412,458	₹20,977	10,472,136,049	₹ 20,944

ii. Reconciliation of number of treasury shares held by controlled trust

Equity shares	As at March 31, 2026	As at March 31, 2025
	Number of shares	Number of shares
Balance at the beginning of the year	11,905,480	5,952,740
Bonus issue of equity shares (Refer to Note 32)	-	5,952,740
Balance at the end of the year	11,905,480	11,905,480

iii. Details of shareholders holding more than 5% of the total equity shares of the Company

Name of the Shareholder	As at March 31, 2026		As at March 31, 2025	
	Number of shares	% held	Number of shares	% held
Mr. Azim Hasham Premji Partner representing Hasham Traders	1,886,826,730	17.99	1,767,826,730	16.88
Mr. Azim Hasham Premji Partner representing Prazim Traders	2,160,297,946	20.60	2,041,297,946	19.49
Mr. Azim Hasham Premji Partner representing Zash Traders	2,202,133,582	21.00	2,081,133,582	19.87
Azim Premji Trust	680,385,966	6.49	1,063,185,966	10.15

364 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

iv. Other details of equity shares for a period of five years immediately preceding March 31, 2026 and 2025

	As at March 31, 2026	As at March 31, 2025
	Number of shares	Number of shares
Aggregate number and class of shares allotted as fully paid up pursuant to contract(s) without payment being received in cash	Nil	Nil
During the year ended March 31, 2025	5,233,369,207	-
Aggregate number and class of shares allotted as fully paid up by way of bonus shares	5,233,369,207	-
During the year ended March 31, 2024	269,662,921	269,662,921
During the year ended March 31, 2021	237,500,000	237,500,000
During the year ended March 31, 2020	-	323,076,923
Aggregate number and class of shares bought back	507,162,921	830,239,844

v. Shares reserved for issue under the employee stock incentive plans

For details of shares reserved for issue under the employee stock incentive plans of the Company, refer to Note 31.

vi. Details of Shareholding of Promoter and Promoter Group are as under

Name of the Promoter and Promoter Group	As at March 31, 2026			As at March 31, 2025		
	Number of shares	% of total shares	% change during the year	Number of shares	% of total shares	% change during the year
Azim H. Premji	431,156,714	4.11%	(0.01)%	431,156,714	4.12%	(0.01)%
Yasmeen A. Premji	5,118,756	0.05%	0.00%	5,118,756	0.05%	(0.00)%
Rishad A. Premji	13,537,782	0.13%	0.00%	13,537,782	0.13%	0.00%
Tariq A. Premji	13,238,430	0.13%	0.00%	13,238,430	0.13%	0.00%
Mr. Azim Hasham Premji Partner representing Hasham Traders	1,886,826,730	17.99%	1.11%	1,767,826,730	16.88%	(0.04)%
Mr. Azim Hasham Premji Partner representing Prazim Traders	2,160,297,946	20.60%	1.11%	2,041,297,946	19.49%	(0.90)%
Mr. Azim Hasham Premji Partner representing Zash Traders	2,202,133,582	21.00%	1.13%	2,081,133,582	19.87%	(0.81)%
Hasham Investment And Trading Co. Pvt. Ltd.	2,711,906	0.03%	0.00%	2,711,906	0.03%	(0.00)%
Prazim Trading And Investment Company Pvt Ltd.	193,708,256	1.85%	0.23%	169,908,256	1.62%	1.62%
Azim Premji Trust [1]	680,385,966	6.49%	(3.66)%	1,063,185,966	10.15%	(0.02)%
Azim Premji Philanthropic Initiatives Private Limited [1]	27,724,830	0.26%	0.00%	27,724,830	0.26%	(0.01)%

[1] Mr. Azim H. Premji disclaims the beneficial ownership of 680,385,966 shares held by Azim Premji Trust and 27,724,830 shares held by Azim Premji Philanthropic Initiatives Private Limited.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

365

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

17. BORROWINGS

	As at March 31, 2026	As at March 31, 2025
Non-current		
Unsecured		
Unsecured Notes 2026[1]	₹ -	₹ 63,954
Loans from institutions other than banks	1,962	-
	₹ 1,962	₹ 63,954
Current		
Unsecured		
Unsecured Notes 2026[1]	₹ 71,052	₹ -
Borrowings from banks	94,860	97,863
Bank overdrafts	-	^
	₹ 165,912	₹ 97,863
	₹ 167,874	₹ 161,817

^ Value is less than ₹ 0.5

[1] On June 23, 2021, Wipro IT Services LLC, a wholly owned step-down subsidiary of the Company, issued U.S.$ 750 million in unsecured notes 2026 (the "Notes"). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. Interest on the Notes is payable semi-annually on June 23 and December 23 of each year, commencing from December 23, 2021. The Notes are listed on Singapore Exchange Securities Trading Limited (SGX-ST).

Short-term borrowings

The Company had borrowings amounting to ₹ 94,860 and ₹ 97,863, as at March 31, 2026 and 2025, respectively. The principal source of borrowings from banks as at March 31, 2026 primarily consists of lines of credit of approximately ₹ 89,024, U.S. Dollar ("U.S.$") 432 million, Saudi Riyal ("SAR") 120 million, Pound Sterling ("GBP") 7 million, Bahraini Dinar ("BHD") 1 million, Thai Baht ("THB") 5 million, Brazilian Real ("BRL") 8 million, Indonesian Rupiah ("IDR") 13,000 million, Qatari Riyal ("QAR") 10 million Mexican Peso ("MXN") 35 million, Canadian Dollar ("CAD") 14 million, Bangladeshi Taka ("BDT") 175 million and Japanese Yen ("JPY") 300 million from bankers for working capital requirements and other short-term needs

As at March 31, 2026, the Company has unutilised lines of credit aggregating ₹ 27,524, U.S.$ 92 million, SAR 75 million, GBP 7 million, BHD 1 million, THB 5 million, BRL 8 million, IDR 13,000 million, QAR 10 million, MXN 35 million, CAD 14 million, BDT 175 million and JPY 300 million. To utilise these unused lines of credit, the Company requires consent of the lender and compliance with certain financial covenants. Significant portion of these lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable on a periodic basis.

Significant portion of these facilities bear floating rates of interest, referenced to country specific official benchmark interest rates and a spread, determined based on market conditions.

366 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Long-term borrowings

A summary of long- term borrowings is as follows:

Currency	As at March 31, 2026			As at March 31, 2025	
	Foreign currency in millions	Indian Rupee	Final maturity	Foreign currency in millions	Indian Rupee
Unsecured Notes 2026	U.S.$ 749	₹ 71,052	June-26	U.S.$ 748	₹ 63,954
Loans from institutions other than banks	U.S.$ 21	₹ 1,962	June-27	-	-
		₹ 73,014			₹ 63,954
Non-current portion of long-term borrowings		₹ 1,962			₹ 63,954
Current portion of long-term borrowings		71,052			-

Refer to Note 26 for interest expense on borrowings

Cash and non-cash changes in liabilities arising from financing activities:

	April 1, 2025	Cash flow	Non-cash changes			March 31, 2026
			Net additions to Lease Liabilities/ additions due to acquisitions	Effective interest rate adjustment	Foreign exchange movements	
Borrowings	₹ 161,817	₹ (6,752)	₹ 1,852	₹ 119	₹ 10,838	₹ 167,874
Lease liabilities	30,218	(11,561)	13,430	-	2,949	35,036
	₹ 192,035	₹ (18,313)	₹ 15,282	₹ 119	₹ 13,787	₹ 202,910

	April 1, 2024	Cash flow	Non-cash changes			March 31, 2025
			Net additions to Lease Liabilities/ additions due to acquisitions	Effective interest rate adjustment	Foreign exchange movements	
Borrowings	₹ 141,464	₹ 17,923	₹ -	₹ 114	₹ 2,316	₹ 161,817
Lease liabilities	23,183	(10,474)	17,270	-	239	30,218
	₹ 164,647	₹ 7,449	₹ 17,270	₹ 114	₹ 2,555	₹ 192,035

Non-fund based

The Company has non-fund based revolving credit facilities in various currencies equivalent to ₹ 49,747 and ₹ 49,634 as of March 31, 2026 and 2025, respectively, towards operational requirements that can be used for the issuance of letters of credit and bank guarantees. As of March 31, 2026 and 2025, an amount of ₹ 36,389 and ₹ 36,524, respectively, was unutilised out of these non-fund based facilities.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

367

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

18. OTHER FINANCIAL LIABILITIES

	As at March 31, 2026	As at March 31, 2025
Non-current		
Liability on written put options to non-controlling interests (Refer to Note 10)	₹ 3,071	₹ 4,945
Contingent consideration (Refer to Note 10)	1,178	1,307
Liabilities towards customer contracts	719	1,026
Long-term incentive payable	376	387
Deferred consideration for Business combination	34	61
Rent deposit	12	26
Other liabilities[1]	1,353	41
	₹ 6,743	₹ 7,793
Current		
Salary payable	₹ 32,030	₹ 29,585
Liability on written put options to non-controlling interests (Refer to Note 10)	2,628	-
Liabilities towards customer contracts	721	342
Capital creditors	689	1,255
Interest accrued but not due on borrowing	541	489
Rent deposit	477	475
Contingent consideration (Refer to Note 10)	456	557
Advance from customers	329	167
Unclaimed dividends	177	64
Deferred consideration for Business combination	118	295
Other liabilities[2]	5,221	234
	₹ 43,387	₹ 33,463
	₹ 50,130	₹ 41,256

[1] Includes payable to selling shareholders

[2] Includes liability on non-designated hedges

19. PROVISIONS

	As at March 31, 2026	As at March 31, 2025
Non-current		
Provision for employee benefits		
Compensated absences	₹ 652	₹ 563
Defined benefit plans - gratuity and foreign pension	3,626	2,974
Other employee benefit obligations	887	825
Provision for onerous contracts	224	294
	₹ 5,389	₹ 4,656
Current		
Provision for employee benefits		
Compensated absences	₹ 17,699	₹ 15,767
Other employee benefit obligations	268	234
Provision for onerous contracts	1,184	1,288
Provision for warranty	214	207
Others	98	142
	₹ 19,463	₹ 17,638
	₹ 24,852	₹ 22,294

368 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

A summary of activity in provision for warranty, onerous contracts and other provisions is as follows:

	Year ended March 31, 2026				Year ended March 31, 2025			
	Provision for warranty	Provision for onerous contracts	Others	Total	Provision for warranty	Provision for onerous contracts	Others	Total
Provision at the beginning of the year	₹ 207	₹ 1,582	₹ 142	₹ 1,931	₹ 217	₹ 1,599	₹ 155	₹ 1,971
Additions during the year, net	214	582	-	796	207	597	-	804
Utilised/written-back during the year	(207)	(826)	(44)	(1,077)	(217)	(624)	(13)	(854)
Translation adjustment	-	70	-	70	-	10	-	10
Provision at the end of the year	₹ 214	₹ 1,408	₹ 98	₹ 1,720	₹ 207	₹ 1,582	₹ 142	₹ 1,931
Included in the consolidated balance sheet as follows:								
Non-current	₹ -	₹ 224	₹ -	₹ 224	₹ -	₹ 294	₹ -	₹ 294
Current	214	1,184	98	1,496	207	1,288	142	1,637

Provision for warranty represents cost associated with providing sales support services, which are accrued at the time of recognition of revenues and are expected to be utilised over a period of 1 year.

Provision for onerous contracts is recognised when the expected benefit by the company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract.

Other provisions primarily include provisions for compliance related contingencies. The timing of cash outflows in respect of such provision cannot be reasonably determined.

20. OTHER LIABILITIES

	As at March 31, 2026	As at March 31, 2025
Non-current		
Statutory and other liabilities	₹ 17,877	₹ 12,757
	₹ 17,877	₹ 12,757
Current		
Statutory and other liabilities	₹ 16,012	₹ 14,295
Advance from customers	822	790
	₹ 16,834	₹ 15,085
	₹ 34,711	₹ 27,842

WIPRO INTEGRATED ANNUAL REPORT 2025-26

369

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

21. TRADE PAYABLES

The following table represent ageing of Trade payables as on March 31, 2026:

	Outstanding for following periods from due date of payment						
	Unbilled	Not Due	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Non-current							
Others	₹ 4,394	₹ -	₹ -	₹ -	₹ -	₹ -	₹ 4,394
	₹ 4,394	₹ -	₹ -	₹ -	₹ -	₹ -	₹ 4,394
Current							
MSME	₹ 1,267	₹ 1,051	₹ 22	-	-	-	₹ 2,340
Others	39,338	18,676	2,244	22	4	15	60,299
Disputed dues - Others	143	112	-	-	-	-	255
	₹ 40,748	₹ 19,839	₹ 2,266	₹ 22	₹ 4	₹ 15	₹ 62,894
Total Trade payables	₹ 45,142	₹ 19,839	₹ 2,266	₹ 22	₹ 4	₹ 15	₹ 67,288

The following table represent ageing of Trade payables as on March 31, 2025:

	Outstanding for following periods from due date of payment						
	Unbilled	Not Due	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Current							
MSME	₹ 781	₹ 495	₹ 10	₹ -	₹ -	₹ -	₹ 1,286
Others	35,768	19,527	1,782	7	8	23	57,115
Disputed dues - Others	133	133	-	-	-	-	266
	₹ 36,682	₹ 20,155	₹ 1,792	₹ 7	₹ 8	₹ 23	₹ 58,667

Relationship with the struck off companies

The Company had nil transactions and outstanding balance with struck off companies for the year ended March 31, 2026.

Transactions with struck off companies for the year ended March 31, 2025 is as follows:

Name of struck off company	Relationship with struck off company	Nature of transaction	Transactions for the year ended March 31, 2025	Balance outstanding as at March 31, 2025
Sabre Technologies India Private Limited	Vendor	Payable	₹ 11	₹ -
Ibis Marcom Limited	Vendor	Payable	^	-

^ Value is less than ₹ 0.5

370 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

22. REVENUE FROM OPERATIONS

A. Contract assets and Contract liabilities

The following table presents the changes in contact assets balance:

	As at March 31, 2026	As at March 31, 2025
Balance at the beginning of the year	₹ 15,795	₹ 19,854
Amount reclassified to receivables pertaining to fixed price development contracts on completion of milestones	(14,073)	(14,730)
Increase due to revenue recognised during the year	12,233	10,617
Translation adjustment	864	54
Balance at the end of the year	₹ 14,819	₹ 15,795

The following table presents the changes in contact liabilities balance:

	As at March 31, 2026	As at March 31, 2025
Balance at the beginning of the year	₹ 20,063	₹ 17,653
Revenue recognised from opening balance of contract liabilities	(15,724)	(14,695)
Increase due to invoicing during the year	20,262	17,036
Translation adjustment	833	69
Balance at the end of the year	₹ 25,434	₹ 20,063

Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

B. Reconciliation of revenue

Reconciliation of revenue recognised with the contracted price as follows:

	As at March 31, 2026	As at March 31, 2025
Contracted price	₹ 946,444	₹ 905,652
Reductions towards variable consideration components [(1)]	(20,204)	(14,768)
Revenue recognised in the consolidated statement of profit and loss	₹ 926,240	₹ 890,884

[(1)] Variable consideration comprises of volume discount, service level credits and liquidated damages.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

371

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

C. Remaining performance obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognised, which includes contract liabilities and amounts that will be invoiced and recognised as revenue in future periods. Applying the practical expedient, the Company has not disclosed its right to consideration from customers in an amount that corresponds directly with the value to the customer of the Company's performance completed to date, which are contracts invoiced on time and material basis and volume based.

As at March 31, 2026 and 2025, the aggregate amount of the Transaction Price allocated to remaining performance obligations, other than those meeting the exclusion criteria above, were ₹ 373,976 and ₹ 364,937, respectively, of which approximately 63% and 66%, respectively, is expected to be recognised as revenues within two years, and the remainder thereafter. This includes contracts with a substantive enforceable termination penalty if the contract is terminated without cause by the customer, based on an overall assessment of the contract carried out at the time of inception. Historically, customers have not terminated contracts without cause.

D. Disaggregation of revenue

The tables below present disaggregated revenue from contracts with customers by business segment (refer to Note 35 "Segment Information"), sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Information on disaggregation of revenues for the year ended March 31, 2026 is as follows:

		IT Services					IT Products	Total
		Americas 1	Americas 2	Europe	APMEA	Total		
A.	**Revenue**							
	Rendering of services	₹305,036	₹268,532	₹243,645	₹102,087	₹919,300	₹ -	₹919,300
	Sale of products	-	-	-	-	-	6,940	6,940
		₹ 305,036	₹ 268,532	₹ 243,645	₹ 102,087	₹ 919,300	₹ 6,940	₹ 926,240
B.	**Revenue by sector**							
	Banking, Financial Services and Insurance	₹ 842	₹170,299	₹ 96,587	₹ 46,283	₹314,011		
	Health	116,104	1,408	12,944	3,392	133,848		
	Consumer	107,075	3,772	44,537	13,586	168,970		
	Technology and Communications	74,591	22,195	35,329	14,438	146,553		
	Energy, Manufacturing and Resources	6,424	70,858	54,248	24,388	155,918		
		₹ 305,036	₹ 268,532	₹ 243,645	₹ 102,087	₹ 919,300	₹ 6,940	₹ 926,240
C.	**Revenue by nature of contract**							
	Fixed price and volume based	₹153,658	₹126,105	₹139,795	₹ 62,210	₹481,768	₹ -	₹481,768
	Time and materials	151,378	142,427	103,850	39,877	437,532	-	437,532
	Products	-	-	-	-	-	6,940	6,940
		₹ 305,036	₹ 268,532	₹ 243,645	₹ 102,087	₹ 919,300	₹ 6,940	₹ 926,240

372 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) Information on disaggregation of revenues for the year ended March 31, 2025 is as follows: IT Services IT Total Americas 1 Americas 2 Europe APMEA Total Products A. Revenue Rendering of services H281,806 H271,965 H240,187 H 94,234 H888,192 H—H888,192 Sale of products — ——2,692 2,692 K 281,806 K 271,965 K 240,187 K 94,234 K 888,192 K 2,692 K 890,884 B. Revenue by sector Banking, Financial H 1,240 H172,817 H 91,965 H 38,231 H304,253 Services and Insurance Health 108,305 236 13,982 3,272 125,795 Consumer 103,875 6,659 43,435 15,344 169,313 Technology and (1) 64,907 24,255 31,804 14,933 135,899 Communications Energy, Manufacturing (1) 3,479 67,998 59,001 22,454 152,932 and Resources K 281,806 K 271,965 K 240,187 K 94,234 K 888,192 K 2,692 K 890,884 C. Revenue by nature of contract Fixed price and volume based H144,904 H137,385 H142,241 H 56,390 H480,920 H—H480,920 Time and materials 136,902 134,580 97,946 37,844 407,272—407,272 Products — ——2,692 2,692 890,884 K 281,806 K 271,965 K 240,187 K 94,234 K 888,192 K 2,692 K (1) Effective October 1, 2024, the Company has reorganised its sectors by merging “Technology” and “Communications” into “Technology and Communications” sector, and by merging “Energy, Natural Resources and Utilities” and “Manufacturing” into “Energy, Manufacturing and Resources” sector. Comparative period disaggregation of revenue has been restated to give effect to this change. 23. OTHER INCOME Year ended Year ended March 31, 2026 March 31, 2025 Interest Income I 28,367 H 27,210 Dividend income from equity investments designated as FVTOCI 3 2,299 1HW_JDLQ_IURP_LQYHVWPHQWV_FODVVLÙHG_DV_)973/ 7,763 8,765 2025-26 1HW_ORVV_IURP_LQYHVWPHQWV_FODVVLÙHG_DV_)972&, 358 (72) REPORT Finance and other income K 36,491 K 38,202 ANNUAL )RUHLJQ_H[FKDQJH_JDLQV__ORVVHV___QHW_RQ_ÙQDQFLDO_LQVWUXPHQWV_PHDVXUHG_DW_)973/ K (5,867) H (398) Other foreign exchange gains/(losses), net 7,720 430 Foreign exchange gains, net K 1,853 K 32 INTEGRATED Gain on sale of property, plant and equipment, net (1) I 393 H 606 K 38,737 K 38,840 (1) Gain/(loss) on sale of property, plant and equipment for the year ended March 31, 2026, includes gain on transfer of building of I 405 and for the WIPRO year ended March 31, 2025, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of I885.

373

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

24. CHANGES IN INVENTORIES OF STOCK-IN-TRADE

	Year ended March 31, 2026	Year ended March 31, 2025
Stock at the beginning of the year	₹ 685	₹ 880
Less: Stock at the end of the year	514	685
Decrease during the year	**₹ 171**	**₹ 195**

25. EMPLOYEE BENEFITS

a) Employee costs includes

	Year ended March 31, 2026	Year ended March 31, 2025
Salaries and bonus	₹ 525,825	₹ 507,629
Contribution to provident and other funds	25,565	20,306
Share-based compensation [(1)]	4,465	5,542
	₹ 555,855	**₹ 533,477**

[(1)] Includes ₹ Nil and ₹ (9) for the years ended March 31, 2026 and 2025, respectively, towards cash settled ADSs and RSUs.

Defined benefit plan actuarial (gains)/losses recognised in other comprehensive income include:

	Year ended March 31, 2026	Year ended March 31, 2025
Return on plan assets excluding interest income - loss/(gain)	₹ 384	₹ (416)
Actuarial loss/(gain) arising from financial assumptions	730	146
Actuarial loss/(gain) arising from demographic assumptions	28	(115)
Actuarial loss/(gain) arising from experience adjustments	(1,290)	(12)
Change in the effect of asset ceiling - loss/(gain)	6	74
(Gain)/loss on remeasurement of defined benefit plans, net	**₹ (142)**	**₹ (323)**

b) Gratuity and foreign pension

Defined benefit plans include gratuity for employees drawing salary in Indian Rupees, pension and certain benefits plans in foreign jurisdictions.

Amount recognised in the consolidated statement of profit and loss in respect of defined benefit plans is as follows:

	Year ended March 31, 2026	Year ended March 31, 2025
Current service cost	₹ 3,795	₹ 3,205
Past service cost	3,566	-
Net interest expense on net defined benefit liability	268	95
Net charge to the consolidated statement of profit and loss	**₹ 7,629**	**₹ 3,300**
Actual return on plan assets	**₹ 879**	**₹ 1,646**

374 | STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Change in present value of defined benefit obligation is summarised below:

	As at March 31, 2026	As at March 31, 2025
Defined benefit obligation at the beginning of the year	₹ 24,188	₹ 21,516
Addition through Business combination	1,311	-
Current service cost	3,795	3,205
Past service cost	3,566	-
Interest expense on obligation	1,506	1,308
Benefits paid	(2,631)	(2,627)
Contributions from plan participants and due to transfer	87	558
Remeasurement loss/(gain)		
Actuarial loss/(gain) arising from financial assumptions	730	146
Actuarial loss/(gain) arising from demographic assumptions	28	(115)
Actuarial loss/(gain) arising from experience adjustments	(1,290)	(12)
Translation adjustment	1,291	209
Defined benefit obligation at the end of the year	**₹ 32,581**	**₹ 24,188**

Change in plan assets is summarised below:

	As at March 31, 2026	As at March 31, 2025
Fair value of plan assets at the beginning of the year	₹ 22,231	₹ 20,022
Addition through Business combination	211	-
Expected return on plan assets	1,263	1,230
Employer contributions	5,417	141
Benefits paid	(188)	(313)
Contributions from plan participants and due to transfer	87	558
Remeasurement (loss)/gain		
Return on plan assets excluding interest income - (loss)/gain	(384)	416
Translation adjustment	1,200	177
Fair value of plan assets at the end of the year	**₹ 29,837**	**₹ 22,231**

	As at March 31, 2026	As at March 31, 2025
Defined benefit obligation	₹ 32,581	₹ 24,188
Fair value of plan assets	29,837	22,231
Present value of unfunded obligation	**₹ (2,744)**	**₹ (1,957)**
Change in the effect of asset ceiling	(678)	(545)
Recognised liability	**₹ (3,422)**	**₹ (2,502)**

WIPRO INTEGRATED ANNUAL REPORT 2025-26

375

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Change in effect of asset ceiling is summarised below:

	As at March 31, 2026	As at March 31, 2025
Effect of asset ceiling at the beginning of the year	₹ 545	₹ 442
Interest expense on effect of asset ceiling	25	17
Changes in the effect of limiting the surplus to the asset ceiling	6	74
Translation adjustment	102	12
Effect of asset ceiling at the end of the year	₹ 678	₹ 545

As at March 31, 2026 and 2025, plan assets were primarily invested in insurer managed funds.

The Company has established an income tax approved irrevocable trust fund to which it regularly contributes to finance the liabilities of the gratuity plan. The fund's investments are managed by certain insurance companies as per the selection made by the trustees among the fund plan available.

The principal assumptions used for the purpose of actuarial valuation of these defined benefit plans are as follows:

	As at March 31, 2026	As at March 31, 2025
Discount rate	5.70%	5.75%
Expected return on plan assets	5.70%	5.75%
Expected rate of salary increase	6.44%	6.40%
Weighted average duration of defined benefit obligations	6.53 years	7.03 years

The discount rate is primarily based on the prevailing market yields of government securities for the estimated term of the obligations. The estimates of future salary increase considered takes into account the inflation, seniority, promotion and other relevant factors. Attrition rate considered is the management's estimate, based on previous years' employee turnover of the Company.

The expected return on plan assets is based on expectation of the average long-term rate of return expected on investments of the fund during the estimated term of the obligations.

Expected future contribution and estimated future benefit payments from the fund are as follows:

For the year ended March 31,2026	
Expected contribution to the fund during the year ending March 31, 2027	₹ 3,515
Estimated benefit payments from the fund for the year ending March 31:	
2027	₹ 5,493
2028	4,518
2029	4,134
2030	3,748
2031	3,493
Thereafter	21,690
Total	₹ 43,076

376 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

For the year ended March 31,2025	
Expected contribution to the fund during the year ending March 31, 2026	₹ 3,545
Estimated benefit payments from the fund for the year ending March 31:	
2026	₹ 3,565
2027	3,218
2028	2,953
2029	2,736
2030	2,412
Thereafter	17,692
Total	**₹ 32,576**

The expected benefits are based on the same assumptions used to measure the Company's benefit obligations as of March 31, 2026.

Sensitivity for significant actuarial assumptions is computed to show the movement in defined benefit obligation by 1 percentage.

As of March 31, 2026, every 1 percentage point increase/ (decrease) in discount rate will result in (decrease)/ increase of defined benefit obligation by approximately ₹ (1,914) and ₹ 2,228, respectively (March 31, 2025: ₹ (1,565) and ₹ 1,807, respectively).

As of March 31, 2026, every 1 percentage point increase/ (decrease) in expected rate of salary will result in increase/ (decrease) of defined benefit obligation by approximately ₹ 1,620 and ₹ (1,512), respectively (March 31, 2025: ₹ 1,189 and ₹ (1,129), respectively).

The sensitivity analysis to significant actuarial assumptions may not be representative of the actual change in the defined benefit obligations as the change in assumptions may not occur in isolation since some of the assumptions may be correlated. Furthermore, in presenting the sensitivity analysis, the present value of the defined benefit obligations has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognised in the consolidated balance sheet.

c) Provident fund:

The details of fund and plan assets are given below:

	As at March 31, 2026	As at March 31, 2025
Fair value of plan assets	₹ 133,417	₹ 121,067
Present value of defined benefit obligation	(133,417)	(121,067)
Net shortfall	**₹ -**	**₹ -**

The total expense for the years ended March 31, 2026 and 2025 is ₹ 7,058 and ₹ 6,517, respectively.

The plan assets have been invested as per the regulations of Employees' Provident Fund Organisation (EPFO).

WIPRO INTEGRATED ANNUAL REPORT 2025-26

377 Notes to the Consolidated Financial Statements in millions, except share and per share data, unless otherwise stated) (I The principal assumptions used in determining the present value obligation of interest guarantee under the deterministic approach are as follows: As at As at March 31, 2026 March 31, 2025 Discount rate for the term of the obligation 6.50% 6.55% Weighted Average remaining tenure of investment portfolio 13.81 years 6.71 years Guaranteed rate of return 8.25% 8.25% d) Defined contribution plans: The total expense for the years ended March 31, 2026 and 2025 was H 11,146 and H 10,584 respectively. 26. FINANCE COSTS Year ended Year ended March 31, 2026 March 31, 2025 Interest on borrowings I 5,368 H 7,124 Interest on lease liability 1,956 1,593 Interest on liability on written put options to non-controlling interests 585 530 2WKHU_ÙQDQFH_FRVW_(1) 6,668 5,523 K 14,577 K 14,770 (1) Includes gain on remeasurement of written put options amounting to H 385 for the year ended March 31, 2026. 27. OTHER EXPENSES Year ended Year ended March 31, 2026 March 31, 2025 Rates, taxes and insurance I 5,858 H 5,804 Miscellaneous expenses/(income), net (1)(2) 1,402 (446) K 7,260 K 5,358 (1) Miscellaneous expense/(income), net includes reversals of contingent consideration of H (49) and H 169 for the years ended March 31, 2026 and 2025, respectively. (Refer to Note 10). (2) Other expenses are net of insurance claim received of H 1,805 during the year ended March 31, 2025.

378 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

28. INCOME TAX

Income tax expense has been allocated as follows:

	Year ended March 31, 2026	Year ended March 31, 2025
Income tax expense as per the consolidated statement of profit and loss:		
Current tax expense	₹ 42,665	₹ 45,405
Deferred tax expense/(reversal)	(1,898)	(2,628)
	₹ 40,767	₹ 42,777
Income tax included in other comprehensive income on:		
Gains/(losses) on investment securities	(323)	83
Gains/(losses) on cash flow hedging derivatives	(2,257)	(260)
Remeasurements of the defined benefit plans	10	49
	₹ (2,570)	₹ (128)
	₹ 38,197	₹ 42,649

The reconciliation between the provision of income tax and amounts computed by applying the Indian statutory income tax rate to profit before tax is as follows:

	Year ended March 31, 2026	Year ended March 31, 2025
Profit before tax	₹ 173,422	₹ 174,957
Enacted income tax rate in India	34.94%	34.94%
Computed expected tax expense	₹ 60,594	₹ 61,130
Effect of:		
Income exempt from tax	(13,755)	(12,960)
Basis differences that will reverse during a tax holiday period	66	(332)
Income taxed at higher/ (lower) rates	(7,393)	(7,736)
Taxes related to prior years	(4,141)	(2,306)
Changes in unrecognised deferred tax assets	123	(17)
Expenses disallowed for tax purpose	4,803	4,460
Others, net	470	538
Income tax expense	₹ 40,767	₹ 42,777
Effective tax rate	*23.51%*	*24.45%*

WIPRO INTEGRATED ANNUAL REPORT 2025-26

379

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The components of deferred tax assets and liabilities are as follows:

	As at March 31, 2026	As at March 31, 2025
Deferred tax assets		
Carry-forward losses [1]	₹ 784	₹ 898
Trade payables and other liabilities	7,886	7,106
Allowance for lifetime expected credit losses	2,016	1,428
Cash flow hedges	2,234	65
Contract Assets	151	-
Others	147	144
	₹ 13,218	₹ 9,641
Deferred tax liabilities		
Property, plant and equipment	(650)	(536)
Amortisable goodwill	(6,906)	(5,449)
Intangible assets	(8,407)	(7,931)
Interest Income and fair value movement of investments	(2,687)	(2,912)
Contract liabilities	-	(209)
Special Economic Zone re-investment reserve	(2,627)	(3,485)
Undistributed earnings of subsidiaries	(3,965)	(3,001)
	₹ (25,242)	₹ (23,523)
Deferred tax liabilities, net	₹ (12,024)	₹ (13,882)
Amounts presented in the consolidated balance sheet:		
Deferred tax assets	₹ 5,242	₹ 2,561
Deferred tax liabilities	(17,266)	(16,443)

[1] Includes deferred tax asset recognised on carry-forward losses pertaining to business combinations.

Movement in deferred tax assets and liabilities

Movement during the year ended March 31, 2026

	As at April 1, 2025	Credit/ (charge) in the consolidated statement of profit and loss	Credit/ (charge) in other comprehensive income	On account of Business combination and others	Translation adjustment	As at March 31, 2026
Carry-forward losses	₹ 898	₹ (239)	₹ -	₹ 9	₹ 116	784
Trade payables and other liabilities	7,106	(142)	(10)	590	342	7,886
Allowance for lifetime expected credit losses	1,428	519	-	33	36	2,016
Property, plant and equipment	(536)	(392)	-	248	30	(650)
Amortisable goodwill	(5,449)	(873)	-	-	(584)	(6,906)
Intangible assets	(7,931)	2,277	-	(1,915)	(838)	(8,407)
Interest Income and fair value movement of investment	(2,912)	346	323	(369)	(75)	(2,687)

380 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Movement during the year ended March 31, 2026	As at April 1, 2025	Credit/ (charge) in the consolidated statement of profit and loss	Credit/ (charge) in other comprehensive income	On account of Business combination and others	Translation adjustment	As at March 31, 2026
Cash flow hedges	65	(87)	2,257	-	(1)	2,234
Contract asset / (Contract liabilities)	(209)	124	-	230	6	151
Special Economic Zone re-investment reserve	(3,485)	858	-	-	-	(2,627)
Undistributed earnings of subsidiaries	(3,001)	(587)	-	-	(377)	(3,965)
Others	144	94	-	(57)	(34)	147
Deferred tax liabilities, net	**₹(13,882)**	**₹ 1,898**	**₹ 2,570**	**₹ (1,231)**	**₹ (1,379)**	**₹(12,024)**

Movement during the year ended March 31, 2025	As at April 1, 2024	Credit/ (charge) in the consolidated statement of profit and loss	Credit/ (charge) in other comprehensive income	On account of Business combination and others	Translation adjustment	As at March 31, 2025
Carry-forward losses	₹ 1,254	₹ (357)	₹ -	₹ -	₹ 1	₹ 898
Trade payables and other liabilities	5,793	1,362	(49)	-	-	7,106
Allowance for lifetime expected credit losses	1,618	(190)	-	-	-	1,428
Property, plant and equipment	(912)	371	-	-	5	(536)
Amortisable goodwill	(4,909)	(422)	-	-	(118)	(5,449)
Intangible assets	(8,601)	1,446	-	(566)	(210)	(7,931)
Interest Income and fair value movement of investment	(1,347)	(1,482)	(83)	-	-	(2,912)
Cash flow hedges	(195)	-	260	-	-	65
Contract asset / (Contract liabilities)	(625)	428	-	-	(12)	(209)
Special Economic Zone re-investment reserve	(7,820)	4,335	-	-	-	(3,485)
Undistributed earnings of subsidiaries	-	(2,941)	-	-	(60)	(3,001)
Others	94	78	-	-	(28)	144
Deferred tax liabilities, net	**₹(15,650)**	**₹ 2,628**	**₹ 128**	**₹ (566)**	**₹ (422)**	**₹(13,882)**

Deferred taxes on unrealised foreign exchange gain/loss relating to cash flow hedges, fair value movements in investments and remeasurements of the defined benefit plans are recognised in other comprehensive income. Deferred tax liability on the intangible assets identified and carry forward losses on acquisitions is recorded by an adjustment to goodwill. Other than these, the change in deferred tax assets and liabilities is primarily recorded in the consolidated statement of profit and loss.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

381 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) In assessing the realisability of deferred tax assets, the Company considers the extent to which it is probable that the deferred tax asset will be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on this, the Company believes that it is probable that the Company will realise the benefits of these deductible differences. The amount of deferred tax asset considered realisable, however, could be reduced in the near term if the estimates of future taxable income during the carry-forward period are reduced. Deferred tax asset amounting to I 13,613 and I 10,816 as at March 31, 2026 and 2025, respectively in respect of unused tax losses have not been recognised by the Company. The tax loss carry-forwards of I 56,119 and I 44,274 as at March 31, 2026 and 2025, respectively, on which deferred tax asset has not been recognised by the Company, because it is probable that future taxable profits will not be available against which the unused tax losses can be utilised in the foreseeable future. Approximately, I 51,505 and I 40,292 as at March 31, 2026 and 2025, respectively, of these tax loss carry-forwards is not currently subject to expiration dates. The remaining tax loss carry-forwards of approximately I 4,614 and I 3,982 as at March 31, 2026 and 2025, respectively, expires in various years through fiscal year 2046. The Company has recognised deferred tax assets of I 784 and I 898 primarily in respect of carry forward losses including certain subsidiaries as at March 31, 2026 and 2025, respectively. Management’s projections of future taxable income and tax planning strategies support the assumption that it is probable that sufficient taxable income will be available to utilise these deferred tax assets. A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from units established under the Special Economic Zone Act, 2005 scheme. Units in designated SEZs providing service on or after April 1, 2005 will be eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits and gains for a further five years. A 50% tax deduction is available for a further five years subject to the unit meeting certain defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. New SEZ units set up on or after April 1, 2021 are not eligible for the aforesaid deduction. The tax holiday period being currently available to the Company expires in various years through fiscal years 2034-35. The impact of tax holidays has resulted in a decrease of current tax expense of I 13,092 and I 11,798 for the years ended March 31, 2026 and 2025, respectively, compared to the effective tax amounts that the Company estimates it would have been required to pay if these incentives had not been available. The per equity share effect of these tax incentives for the years ended March 31, 2026 and 2025 is I 1.25 and I 1.13, respectively. Deferred income tax liabilities are recognised for all taxable temporary differences except in respect of taxable temporary differences associated with investments in certain subsidiaries where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, deferred income tax liabilities on cumulative earnings of certain subsidiaries amounting to I 69,693 and I 86,937 as at March 31, 2026 and 2025, respectively and branch profit tax at 15% of the U.S. branch profit have not been recognised. Further, it is not practicable to estimate the amount of the unrecognised deferred tax liabilities for these undistributed earnings. The Pillar Two legislations are neither enacted nor substantively enacted by Government of India, where the parent company is incorporated. Pillar Two legislation has been enacted, or substantively enacted, in certain other jurisdictions where the Company operates. However, the Company does not expect any material financial impact for the year ended March 31, 2026. In line with amended Ind AS 12, the Company has not recognised deferred taxes related to Pillar Two income taxes and accordingly has applied the mandatory exception as per the said standard.

382 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

29. FOREIGN CURRENCY TRANSLATION RESERVE

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarised below:

	As at March 31, 2026	As at March 31, 2025
Balance at the beginning of the year	₹ 52,393	₹ 45,269
Translation difference related to foreign operations, net	45,860	7,179
Transfer of shares pertaining to Non-controlling interests of subsidiary	-	(14)
Reclassification of foreign currency translation differences on liquidation of subsidiaries to consolidated statement of profit and loss	-	(41)
Others	(5)	-
Balance at the end of the year	**₹ 98,248**	**₹ 52,393**

30. EARNINGS PER EQUITY SHARE

A reconciliation of profit for the year and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per equity share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the year, excluding equity shares purchased by the Company and held as treasury shares.

	Year ended March 31, 2026	Year ended March 31, 2025
Profit attributable to equity holders of the Company	₹ 131,974	₹ 131,354
Weighted average number of equity shares outstanding	10,476,247,846	10,456,741,552
Basic earnings per equity share	**₹ 12.60**	**₹ 12.56**

Diluted: Diluted earnings per equity share is calculated by adjusting the weighted average number of equity shares outstanding during the year for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of equity shares that could have been acquired at fair value (determined as the average market price of the Company's equity shares during the year). The number of equity shares calculated as above is compared with the number of equity shares that would have been issued assuming the exercise of the share options.

	Year ended March 31, 2026	Year ended March 31, 2025
Profit attributable to equity holders of the Company	₹ 131,974	₹ 131,354
Weighted average number of equity shares outstanding	10,476,247,846	10,456,741,552
Effect of dilutive equivalent share options	27,175,090	32,197,840
Weighted average number of equity shares for diluted earnings per share	10,503,422,936	10,488,939,392
Diluted earnings per equity share	**₹ 12.56**	**₹ 12.52**

For the years ended March 31, 2026 and 2025, 1,586,275 and 1,294,623 options, respectively, were excluded from diluted weighted-average number of equity shares calculation because their effect would have been anti-dilutive.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

383

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

31. EMPLOYEE STOCK INCENTIVE PLANS

The stock compensation expense recognised for employee services received during the years ended March 31, 2026 and 2025 were ₹ 4,465 and ₹ 5,542, respectively.

Wipro Equity Reward Trust ("WERT")

In 1984, the Company established a controlled trust called WERT. In the previous years, WERT purchased shares of the Company out of funds borrowed from the Company. The Company's Nomination and Remuneration Committee recommends to WERT certain officers and key employees, to whom WERT issues shares from its holdings at nominal price subject to vesting conditions. WERT held 11,905,480 and 11,905,480 treasury shares as of March 31, 2026 and 2025, respectively.

Wipro Employee Restricted Stock Unit Option Plans

A summary of the general terms of grants under restricted stock unit ("**RSU**") option plans are as follows:

Name of Plan	Number of options reserved under the plan	Range of exercise price
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan) [1]	174,595,958	U.S.$ 0.03
Wipro Employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan) [1]	96,595,958	₹ 2
Wipro Employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan) [1]	67,663,302	₹ 2
Wipro Limited Employee Stock Options, Performance Stock Unit and/or Restricted Stock Unit Scheme 2024 (Wipro 2024 Scheme) [1]	400,000,000	U.S.$ 0.03/₹ 2

[1] The maximum contractual term of these RSU option plans is perpetual until the options are available for grant under the plan.

Employees covered under RSU option plans are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirements of vesting conditions. These options generally vest in tranches over a period of one to three years from the date of grant. Upon vesting, the employees can acquire one equity share for every option and can exercise within a period of twelve months from the vesting date of last tranche under the grant.

The activity in equity-settled RSU option plans is summarised below:

	Range of exercise price and weighted average exercise price	Year ended March 31, 2026 Number of options	Year ended March 31, 2025 Number of options
Outstanding at the beginning of the year	₹ 2 U.S.$ 0.03	**18,634,747** **36,956,579**	7,735,669 18,851,226
Bonus on outstanding (Refer to Note 32)	₹ 2 U.S.$ 0.03	**-** **-**	10,749,111 22,882,839
Granted	₹ 2 U.S.$ 0.03	**10,617,130** **23,259,750**	5,513,469 15,030,302
Adjustment of Performance based stock options on completion of performance measurement period	₹ 2 U.S.$ 0.03	**(1,841,526)** **(3,986,719)**	(331,920) (499,875)
Exercised	₹ 2 U.S.$ 0.03	**(5,293,789)** **(10,982,620)**	(3,731,212) (9,897,384)
Forfeited and expired	₹ 2 U.S.$ 0.03	**(2,771,279)** **(8,303,933)**	(1,300,370) (9,410,529)
Outstanding at the end of the year	₹ 2 U.S.$ 0.03	**19,345,283** **36,943,057**	18,634,747 36,956,579
Exercisable at the end of the year	₹ 2 U.S.$ 0.03	**2,010,308** **1,283,137**	1,996,731 1,007,466

384 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The Company has granted below options under RSU and ADS option plans[(1)]:

	Year ended March 31, 2026	Year ended March 31, 2025
Restricted Stock Units (RSU)	6,743,031	3,498,476
Performance based stock options (RSUs)	3,874,099	2,014,993
Total	10,617,130	5,513,469
ADS RSU	14,834,924	9,707,235
Performance based stock options (ADS)	8,424,826	5,323,067
Total	23,259,750	15,030,302

[(1)] Numbers in above table are not given effect of bonus shares issued during the year ended March 31, 2025.

During the year ended March 31, 2026, RSU and ADS grants were issued under Wipro 2024 Scheme. Performance-based stock options will vest based on the performance parameters of the Company.

The activity in cash-settled RSU option plans is summarised below:

	Year ended March 31, 2026	Year ended March 31, 2025
	Number of options	Number of options
Outstanding at the beginning of the year	-	7,000
Exercised	-	-
Forfeited and expired	-	(7,000)
Outstanding at the end of the year	-	-
Exercisable at the end of the year	-	-

The following table summarises information about outstanding RSU option plans:

Range of exercise price and weighted average exercise price		Year ended March 31, 2026		Year ended March 31, 2025	
		Number of options	Weighted average remaining life (months)	Number of options	Weighted average remaining life (months)
₹	2	19,345,283	16	18,634,747	18
U.S.$	0.03	36,943,057	18	36,956,579	19

The weighted average grant date fair value of options granted during the years ended March 31, 2026 and 2025 was ₹ 249.40 and ₹ 454.58 for each option, respectively. The weighted average share price of options exercised during the years ended March 31, 2026 and 2025 was ₹ 246.01 and ₹ 389.52 for each option, respectively.

32. DIVIDENDS, BONUS ISSUES AND BUYBACK OF EQUITY SHARES

The Company declares and pays dividends in Indian Rupees. According to the Companies Act, 2013 any dividend should be declared out of accumulated distributable profits. A company may, before the declaration of any dividend, transfer a percentage of its profits for that financial year as it may consider appropriate to the reserves.

The cash dividends paid per equity share were ₹ 11 (₹ 5 declared on July 17, 2025 and ₹ 6 declared on January 16, 2026) and ₹ 6, during the years ended March 31, 2026 and 2025, respectively.

During the year ended March 31, 2025, the Company concluded bonus issue in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on November 21, 2024. Subsequently, on December 4, 2024, the Company allotted 5,232,094,402 equity shares (including ADS) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS) under allotment as on the record date. Consequently, ₹ 10,467 (representing par value of ₹ 2 per share) was transferred from capital redemption reserve, securities premium and retained earnings to the share capital.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

385 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) 33. ADDITIONAL CAPITAL DISCLOSURES The key objective of the Company’s capital management is to ensure that it maintains a stable capital structure with the focus on total equity to uphold investor, creditor, and customer confidence and to ensure future development of its business. The Company’s focus is to keep strong total equity base to ensure independence, security, as well as a high financial flexibility for potential future borrowings, if required without impacting the risk profile of the Company. The Company’s goal is to continue to be able to return excess liquidity to shareholders by continuing to distribute annual dividends in future periods. The amount of future dividends/ buyback of equity shares will be balanced with efforts to continue to maintain an adequate liquidity status. The capital structure as of March 31, 2026 and 2025 was as follows: As at As at % Change March 31, 2026 March 31, 2025 Equity attributable to the equity shareholders of the Company I 880,183 H 823,641 7% As percentage of total capital 81% 81% Current borrowings 165,912 97,863 Non-current borrowings 1,962 63,954 Current and non-current lease liabilities 35,036 30,218 Total borrowings and lease liabilities I 202,910 H 192,035 6% As percentage of total capital 19% 19% Total capital K 1,083,093 K 1,015,676 7% Borrowings represents 15% and 16% of total capital as of March 31, 2026 and 2025, respectively. The Company is not subjected to any externally imposed capital requirements. 34. COMMITMENTS AND CONTINGENCIES Capital commitments: As at March 31, 2026 and 2025 the Company had committed to spend approximately I 9,416 and I 8,719 respectively, under agreements to purchase/construct property and equipment. These amounts are net of capital advances paid in respect of these purchases. Refer to Note 9 for uncalled capital commitments on investment in equity instruments. Guarantees: As at March 31, 2026 and 2025, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately I 13,358 and I 13,110 respectively, as part of the bank line of credit. Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/ penalty notices issued under the Income tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The Company’s assessments in India are completed for the years up to March 31, 2022. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park in Bengaluru, the appeals filed against the said demand before the appellate authorities have been allowed in favor of the Company by the second Appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and special economic zone units, capitalisation of research and development expenses, transfer pricing adjustments on intercompany/ inter unit transactions and other issues.

386 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) Income tax claims against the Company amounting to I 104,613 and I 99,431 are not acknowledged as debt as at March 31, 2026 and 2025, respectively. These matters are pending before various appellate authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations. The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to I 20,733 and I 19,292 as of March 31, 2026 and 2025, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. 35. SEGMENT INFORMATION The Company is now organised into the following operating segments: IT Services and IT Products. IT Services: The IT Services segment primarily consists of IT services offerings to customers organised by four Strategic Market Units (“SMUs”)—Americas 1, Americas 2, Europe and Asia Pacific, Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organised by industry sector, while Europe and APMEA are organised by countries. Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health and Consumer. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and Financial services, Energy, Manufacturing and Resources, Capital markets and Insurance and Hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East and Africa. Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers. Our IT Services segment provides a range of AI-powered IT and IT-enabled services including AI advisory, industry & functional consulting, AI native development, customer centric design, modernization, custom application development, infrastructure services, cybersecurity services, data and analytics services, business process services, research and development, and hardware and software design. Through AI-powered, consulting-led solutions, we help our clients transform their businesses to drive better efficiencies and generate new growth opportunities. IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products. The Chief Executive Officer (“CEO”) and managing director of the Company has been identified as the Chief Operating Decision Maker as defined by Ind AS 108, “Operating Segments”. The CEO evaluates the segments based on their revenue growth and operating income. REPORT 2025-26 Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are ANNUAL used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous. INTEGRATED WIPRO

387

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Information on reportable segments for the year ended March 31, 2026 is as follows:

	IT Services					IT Products	Reconciling Items	Total
	Americas 1	Americas 2	Europe	APMEA	Total			
Revenue	₹ 305,571	₹ 269,077	₹ 244,165	₹ 102,340	₹ 921,153	₹ 6,940	₹ -	₹ 928,093
Segment result	62,896	53,138	31,083	14,955	162,072	559	(7,954)	154,677
Unallocated					(3,426)	-	-	(3,426)
Segment result total					₹ 158,646	₹ 559	₹ (7,954)	₹ 151,251
Finance costs								(14,577)
Finance and other income								36,491
Share of net profit /(loss) of associate and joint venture accounted for using the equity method								257
Profit before tax								₹ 173,422
Income tax expense								(40,767)
Profit for the year								₹ 132,655
Depreciation, amortisation and impairment								₹ 29,107

Information on reportable segments for the year ended March 31, 2025 is as follows:

	IT Services					IT Products	Reconciling Items	Total
	Americas 1	Americas 2	Europe	APMEA	Total			
Revenue	₹ 281,824	₹ 271,972	₹ 240,077	₹ 94,351	₹ 888,224	₹ 2,692	₹ -	₹ 890,916
Segment result	58,186	61,326	29,434	12,850	161,796	(173)	(195)	161,428
Unallocated					(10,157)	-	-	(10,157)
Segment result total					₹ 151,639	₹ (173)	₹ (195)	₹ 151,271
Finance costs								(14,770)
Finance and other income								38,202
Share of net profit /(loss) of associate accounted for using the equity method								254
Profit before tax								₹ 174,957
Income tax expense								(42,777)
Profit for the year								₹ 132,180
Depreciation, amortisation and impairment								₹ 29,579

Revenues from India, being the Company's country of domicile, were ₹ 23,446 and ₹ 20,699 for years ended March 31, 2026 and 2025, respectively.

388 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) Revenues from the United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below: Year ended Year ended March 31, 2026 March 31, 2025 United States of America I 553,186 H 529,943 United Kingdom 97,041 95,241 Total K 650,227 K 625,184 No customer individually accounted for more than 10% of the revenues during the years ended March 31, 2026 and 2025. Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous. Notes: a) “Reconciling Items” includes elimination of inter-segment transactions and other corporate activities. b) Revenue from sale of Company owned Intellectual Properties is reported as a part of IT Services revenues. c) For the purpose of segment reporting, the Company has included the impact of “Foreign exchange gains/(losses), net” amounting to I 1,853 and I 32 for the fiscal years ended March 31, 2026 and 2025, respectively, in revenues, which is reported as a part of ‘Other income’ in the consolidated statement of profit and loss. d) Restructuring cost of I 5,139 and I Nil is included under Reconciling items for the years ended March 31, 2026 and 2025, respectively. e) Impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to I 2,756 for the year ended March 31, 2026, is included under Reconciling items. f) “Unallocated” within IT Services segment results is after recognition of the below: Year ended Year ended March 31, 2026 March 31, 2025 Amortisation and impairment expenses on intangible assets (Refer to Note 7) I 7,787 H 7,909 Change in fair value of contingent consideration (Refer to Note 10) 49 (169) g) Segment results of IT Services segment are after recognition of gain/(loss) on sale of property, plant and equipment of I 393 and I 606 for the years ended March 31, 2026 and 2025, respectively. h) Segment results of IT Services segment are after recognition of share-based compensation expense I 4,465 and REPORT 2025-26 I 5,542 for the years ended March 31, 2026 and 2025, respectively. ANNUAL INTEGRATED WIPRO

389

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

36. RELATED PARTY RELATIONSHIP AND TRANSACTIONS

The list of subsidiaries, associate and joint venture as of March 31, 2026 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Consulting India Private Limited			India	100.00%
Capco Technologies Private Limited			India	100.00%
Wipro Chengdu Limited			China	8.96%
Wipro Holdings (UK) Limited			U.K.	100.00%
	Wipro Technologies SRL		Romania	^
Wipro IT Services Bangladesh Limited			Bangladesh	100.00%
Wipro IT Services UK Societas			U.K.	100.00%
	Capco Consulting Middle East FZE[2]		UAE	100.00%
	Designit A/S		Denmark	100.00%
		Designit Denmark A/S	Denmark	100.00%
		Designit Germany GmbH	Germany	100.00%
		Designit Oslo A/S	Norway	100.00%
		Designit Spain Digital, S.L.U	Spain	100.00%
		Designit T.L.V Ltd.	Israel	100.00%
	Wipro Bahrain Limited Co. W.L.L		Bahrain	100.00%
	Wipro Czech Republic IT Services s.r.o.		Czech Republic	100.00%
	Wipro CRM Services		Belgium	100.00%
		Wipro 4C Consulting France SAS	France	100.00%
		Wipro CRM Services B.V.	Netherlands	100.00%
		Wipro CRM Services ApS	Denmark	100.00%
		Wipro CRM Services UK Limited	U.K.	100.00%
	Grove Holdings 2 S.á.r.l		Luxembourg	100.00%
		Capco Solution Services GmbH	Germany	100.00%
		The Capital Markets Company Italy Srl	Italy	100.00%
		Capco Brasil Serviços E Consultoria Ltda	Brazil	99.99%
		The Capital Markets Company BV[1]	Belgium	100.00%

390 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
	PT. WT Indonesia		Indonesia	99.60%
	Rainbow Software LLC		Iraq	100.00%
	Wipro Arabia Limited		Saudi Arabia	66.67%
		Women's Business Park Technologies Limited	Saudi Arabia	100.00%
	Wipro Doha LLC		Qatar	100.00%
	Wipro Financial Outsourcing Services Limited		U.K.	100.00%
		Wipro UK Limited	U.K.	100.00%
	Wipro Gulf LLC		Sultanate of Oman	99.98%
	Wipro Information Technology Netherlands BV.		Netherlands	100.00%
		Wipro Gulf LLC	Sultanate of Oman	0.02%
		Wipro Technologies SA	Argentina	2.62%
		Wipro (Thailand) Co. Limited	Thailand	0.03%
		Wipro Technologies GmbH	Germany	14.87%
		Wipro Do Brasil Sistemas De Informatica Ltda	Brazil	0.07%
		Wipro do Brasil Technologia Ltda[(1)]	Brazil	99.44%
		Wipro Information Technology Kazakhstan LLP	Kazakhstan	100.00%
		Wipro Outsourcing Services (Ireland) Limited	Ireland	100.00%
		Wipro Portugal S.A.[(1)]	Portugal	100.00%
		Wipro Solutions Canada Limited	Canada	100.00%
		Wipro Technologies Limited	Russia	99.99%
		Wipro Technologies Peru SAC	Peru	99.98%
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica	100.00%
		Wipro Technology Chile SPA	Chile	100.00%
		Applied Value Technologies B.V.	Netherlands	100.00%
	Wipro IT Service Ukraine, LLC		Ukraine	100.00%
	Wipro IT Services Poland SP Z.O.O		Poland	100.00%
	Wipro IT Services S.R.L.		Romania	100.00%
	Wipro Regional Headquarter		Saudi Arabia	100.00%
	Wipro Technologies Australia Pty Ltd		Australia	100.00%

WIPRO INTEGRATED ANNUAL REPORT 2025-26

391

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
		Wipro Ampion Holdings Pty Ltd[(1)]	Australia	100.00%
	Wipro Technologies SA		Argentina	97.38%
	Wipro Technologies SA DE CV		Mexico	91.08%
	Wipro Technologies South Africa (Proprietary) Limited		South Africa	69.42%
		Wipro Technologies Nigeria Limited	Nigeria	99.84%
	Wipro Technologies SRL		Romania	100.00%
	Wipro (Thailand) Co. Limited		Thailand	99.97%
	Wipro Shanghai Limited		China	84.63%
	Wipro Technologies Nigeria Limited		Nigeria	0.16%
	Wipro Technologies Limited		Russia	0.01%
	Wipro Technologies Peru SAC		Peru	0.02%
Wipro Japan KK			Japan	100.00%
Wipro Networks Pte Limited			Singapore	100.00%
	Applied Value Technologies Pte. Limited		Singapore	100.00%
	Wipro Chengdu Limited		China	91.04%
	PT. WT Indonesia		Indonesia	0.40%
	Wipro (Thailand) Co. Limited		Thailand	^
	Wipro (Dalian) Limited		China	100.00%
	Wipro Technologies SDN BHD		Malaysia	100.00%
	Wipro (Tianjin) Limited[(3)]		China	100.00%
Wipro Philippines, Inc.			Philippines	100.00%
Wipro Shanghai Limited			China	15.37%
Wipro Travel Services Limited			India	100.00%
Wipro, LLC			USA	100.00%
	Wipro Technologies SA DE CV		Mexico	8.92%
	Wipro Gallagher Solutions, LLC		USA	100.00%
	Wipro Insurance Solutions, LLC		USA	100.00%
	Wipro IT Services, LLC[(8)]		USA	100.00%
		Aggne Global Inc.	USA	60.00%
		Edgile, LLC	USA	100.00%
		HealthPlan Services, Inc.[(1)]	USA	100.00%
		Infocrossing, LLC	USA	100.00%
		International TechneGroup Incorporated[(1)]	USA	100.00%
		Wipro NextGen Enterprise Inc.[(1)]	USA	100.00%

392 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
		Rizing Intermediate Holdings, Inc.[1]	USA	100.00%
		Wipro Appirio, Inc.[1]	USA	100.00%
		Wipro Designit Services, Inc.[1]	USA	100.00%
		Wipro Telecom Consulting LLC	USA	100.00%
		Wipro VLSI Design Services, LLC	USA	100.00%
		Applied Value Technologies, Inc.	USA	100.00%
		Wipro Business Services LLC[10]	USA	100.00%
		The Capital Markets Company, LLC[1] [7]	USA	100.00%
Aggne Global IT Services Private Limited			India	60.00%
Wipro, Inc.			USA	100.00%
	Wipro Life Science Solutions, LLC		USA	100.00%
Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.)[4] [5]			USA	100.00%
	Wipro Connected Services Mauritius Pvt Ltd (Formerly known as Harman Connected Services Mauritius Pvt Ltd)		Mauritius	100.00%
		Connected Services Corporation Wipro India Private Limited (Formerly known as Harman Connected Services Corporation India Pvt. Ltd.)	India	98.40%
	Connected Services Corporation Wipro India Private Limited (Formerly known as Harman Connected Services Corporation India Pvt. Ltd.)		India	1.60%
	Wipro Connected Services Engineering Corp. (Formerly known as Harman Connected Services Engineering Corp.)		USA	100.00%
	Wipro Connected Services UK Limited (Formerly known as Harman Connected Services UK Limited)		UK	100.00%

WIPRO INTEGRATED ANNUAL REPORT 2025-26

393

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
		Harman Connected Services Morocco	Morocco	100.00%
	Wipro Connected Services US Midco LLC (Formerly known as Harman Connected Services US Midco LLC)		USA	100.00%
		Harman Connected Services AB (1)	Sweden	100.00%
The Wipro SA Broad Based Ownership Scheme Trust				
	Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD			100.00%
		Wipro Technologies South Africa (Proprietary) Limited	South Africa	30.58%

^ Value is less than 0.01%

The Company controls 'The Wipro SA Broad Based Ownership Scheme Trust', 'Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD' incorporated in South Africa and Wipro Foundation in India.

(2) Grove Holdings 2 S.á.r.l. has transferred its entire shareholding in Capco Consulting Middle East FZE to Wipro IT Services UK Societas, effective September 19, 2025.

(3) Wipro (Tianjin) Limited has been incorporated with effect from May 23, 2025, which is 100% held by Wipro Networks Pte Limited.

(4) The Company, through its subsidiaries, has acquired 100% shareholding in Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.) and its subsidiaries, effective December 1, 2025.

(5) Wipro Digital Inc., a wholly owned subsidiary, has merged with Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.), a step-down subsidiary, effective December 1, 2025.

(6) Cardinal US Holdings, Inc transferred its entire ownership in Capco Consulting Services LLC to The Capital Markets Company, LLC effective March 30, 2026.

(7) Capco RISC Consulting LLC merged with The Capital Markets Company, LLC effective March 30, 2026.

(8) Cardinal US Holdings, Inc. merged with Wipro IT Services, LLC effective March 31, 2026.

(9) Rizing Consulting USA, LLC (Formerly known as Rizing Consulting USA, Inc.) merged with Rizing LLC effective March 31, 2026.

(10) Wipro Business Services LLC has been incorporated as a step down subsidiary of the Company with effect from January 20, 2026, which is 100% held by Wipro, LLC.

(1) Step Subsidiary details of The Capital Markets Company LLC, HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A. and Harman Connected Services AB are as follows:

394 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
The Capital Markets Company, LLC			USA	
	Capco Consulting Services LLC[6]		USA	100.00%
HealthPlan Services, Inc.			USA	
	HealthPlan Services Insurance Agency, LLC		USA	100.00%
International TechneGroup Incorporated			USA	
	International TechneGroup Ltd.		U.K.	100.00%
	ITI Proficiency Ltd		Israel	100.00%
	MechWorks S.R.L.		Italy	100.00%
Wipro NextGen Enterprise Inc.			USA	
	LeanSwift AB		Sweden	100.00%
Rizing Intermediate Holdings, Inc.			USA	
	Rizing Lanka (Private) Ltd		Sri Lanka	100.00%
		Attune Netherlands B.V.[11]	Netherlands	100.00%
	Rizing Solutions Canada Inc.		Canada	100.00%
	Rizing LLC[9]		USA	100.00%
		Rizing B.V.	Netherlands	100.00%
		Rizing Consulting Ireland Limited	Ireland	100.00%
		Rizing Consulting Pty Ltd.	Australia	100.00%
		Rizing Geospatial LLC	USA	100.00%
		Rizing GmbH	Germany	100.00%
		Rizing Limited	U.K.	100.00%
		Rizing Pte Ltd.[11]	Singapore	100.00%
The Capital Markets Company BV			Belgium	
	CapAfric Consulting (Pty) Ltd		South Africa	100.00%
	Capco Belgium BV		Belgium	100.00%
		The Capital Markets Company s.r.o	Slovakia	15.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia	100.00%
	Capco Consultancy (Thailand) Ltd		Thailand	99.92%
	Capco Consulting Singapore Pte. Ltd		Singapore	100.00%
	Capco Greece Single Member P.C		Greece	100.00%
	Capco Poland sp. z.o.o		Poland	100.00%
	The Capital Markets Company (UK) Ltd		U.K.	100.00%

WIPRO INTEGRATED ANNUAL REPORT 2025-26

395

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
		The Capital Markets Company Limited	Hong Kong	0.01%
	The Capital Markets Company GmbH		Germany	100.00%
		Capco Austria GmbH	Austria	100.00%
	The Capital Markets Company Limited		Hong Kong	99.99%
	The Capital Markets Company Limited		Canada	100.00%
		Capco Brasil Serviços E Consultoria Ltda	Brazil	0.01%
	The Capital Markets Company S.á.r.l		Switzerland	100.00%
		Andrion AG	Switzerland	100.00%
	The Capital Markets Company S.A.S		France	100.00%
	The Capital Markets Company s.r.o		Slovakia	85.00%
Wipro Ampion Holdings Pty Ltd			Australia	
	Wipro Revolution IT Pty Ltd		Australia	100.00%
	Wipro Shelde Australia Pty Ltd		Australia	100.00%
Wipro Appirio, Inc.			USA	
	Wipro Appirio (Ireland) Limited		Ireland	100.00%
		Wipro Appirio UK Limited	U.K.	100.00%
	Topcoder, LLC		USA	100.00%
Wipro Designit Services, Inc.			USA	
	Wipro Designit Services Limited		Ireland	100.00%
Wipro do Brasil Technologia Ltda			Brazil	
	Wipro do Brasil Servicos Ltda		Brazil	100.00%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	96.84%
Wipro Portugal S.A.			Portugal	
	Wipro do Brasil Technologia Ltda		Brazil	0.56%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	3.09%
	Wipro Technologies GmbH		Germany	85.13%
		Wipro Business Solutions GmbH[11]	Germany	100.00%
		Wipro IT Services Austria GmbH	Austria	100.00%
Harman Connected Services AB			Sweden	
	Harman Connected Services Solutions (Chengdu) Co. Ltd.		China	100.00%

396 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

[11] Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Netherlands B.V.			Netherlands	
	Rizing Germany GmbH		Germany	100.00%
	Attune Italia S.R.L		Italy	100.00%
	Attune UK Ltd.		U.K.	100.00%
Rizing Pte Ltd.			Singapore	
	Rizing New Zealand Ltd.		New Zealand	100.00%
	Rizing Philippines Inc.		Philippines	100.00%
	Rizing SDN BHD		Malaysia	100.00%
	Rizing Solutions Pty Ltd		Australia	100.00%
Wipro Business Solutions GmbH			Germany	
	Wipro Technology Solutions S.R.L		Romania	100.00%

As at March 31, 2026, Wipro, LLC held 43.7% interest in Drivestream Inc., incorporated in the USA, and Wipro IT Services LLC held 27% interest in SDVerse LLC, incorporated in the USA, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

Vide the order dated June 06, 2025, the Hon'ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025.

The other related parties are:

Name of the related parties:	Nature
Azim Premji Foundation	Entity controlled by Promoters
Azim Premji Foundation for Development	Entity controlled by Promoters
Hasham Traders	Entity controlled by Promoters
Prazim Traders	Entity controlled by Promoters
Zash Traders	Entity controlled by Promoters
Hasham Investment and Trading Co. Pvt. Ltd	Entity controlled by Promoters
Azim Premji Philanthropic Initiatives Pvt. Ltd	Entity controlled by Promoters
Azim Premji Trust	Entity controlled by Promoters
Azim Premji Trustee Company Pvt Ltd	Entity controlled by Promoters
Azim Premji Safe Deposit Pvt Ltd	Entity controlled by Promoters
Hasham Premji Pvt Ltd	Entity controlled by Promoters
PI Opportunities Fund I	Entity controlled by Promoters
PI Opportunities Fund II	Entity controlled by Promoters

WIPRO INTEGRATED ANNUAL REPORT 2025-26

397

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Name of the related parties:	Nature
Apex Trust	Entity controlled by Promoters
Napean Trading and Investment Company (Singapore) Pte Ltd	Entity controlled by Promoters
Pioneer Private Trust	Entity controlled by Promoters
Pioneer Investment Fund	Entity controlled by Promoters
Azim Premji Trust Services Pvt Ltd	Entity controlled by Promoters
PI International Holdings LLC	Entity controlled by Promoters
Azim Premji Custodial & Management Service Private Limited	Entity controlled by Promoters
Azim Premji Education Trust	Entity controlled by Promoters
Prazim Trading & Investment Company Private Limited	Entity controlled by Promoters
Nina Investment & Estates Pvt. Ltd.	Entity controlled by Promoters
Varsha Investment & Estates Pvt. Ltd.	Entity controlled by Promoters
Bharti Investment & Estates Pvt. Ltd.	Entity controlled by Promoters
Napean Opportunities LLP	Entity controlled by Promoters
Best Value Chem Private Limited	Entity controlled by Promoters
PI Investment Advisory LLP	Entity controlled by Promoters
WEPL Family Trust	Entity controlled by Promoters
Hygienic Research Institute Private Limited	Entity controlled by Promoters
Wipro Enterprises (P) Limited and its subsidiaries	Entity controlled by Promoters
Azim Premji University	Entity controlled by Promoters
PI Opportunities Fund I Scheme II	Entity controlled by Promoters
PI Opportunities AIF V LLP	Entity controlled by Promoters
Vidyaniti LLP	Entity controlled by Promoters
Pioneer Investment Fund Scheme II	Entity controlled by Promoters
Tariq Azim Premji Trust	Entity controlled by Promoters
Pioneer Independent Trust	Entity controlled by Promoters
Central Camera Co. Pvt. Ltd.	Entity controlled by Promoters
Gem Photographic (India) Pvt. Ltd.	Entity controlled by Promoters
Wipro GE Healthcare Private Limited	Joint Venture between Wipro Enterprises (P) Limited and General Electric
S.B. Packagings Private Limited	Entity with significant influence of Promoters
Financial Software and Systems Private Limited	Entity with significant influence of Promoters
Fab India Limited	Entity with significant influence of Promoters
Amagi Media Labs Private Limited	Entity with significant influence of Promoters
Finnovation Tech Solutions Private Limited	Entity with significant influence of Promoters
Shubham Housing Development Finance Company Limited	Entity with significant influence of Promoters
Microplastics Private Limited	Entity with significant influence of Promoters
Comfort Grid Technologies Private Limited	Entity with significant influence of Promoters
TI Medical Private Limited	Entity with significant influence of Promoters
Indiejewel Fashions Private Limited	Entity with significant influence of Promoters
The Woodenstreet Furnitures Private Limited	Entity with significant influence of Promoters
SBI General Insurance Company Limited	Entity with significant influence of Promoters

398 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Name of the related parties:	Nature
Weaver Services Private Limited	Entity with significant influence of Promoters
Krazybee Services Private Limited	Entity with significant influence of Promoters
Post-employment benefit plans	
Wipro Information Technology Limited Provident Fund Trust	Post-employment benefit plans
Wipro Systems Provident Fund Trust	Post-employment benefit plans
Wipro Limited Management Employees Pension Fund	Post-employment benefit plans
Wipro Limited BPO Division Employees Superannuation Trust	Post-employment benefit plans
Wipro Infotech Limited Management Employees Pension Fund	Post-employment benefit plans
Wipro Limited Employees Superannuation Fund	Post-employment benefit plans
Wipro Limited Employees Gratuity Fund	Post-employment benefit plans
Wipro Limited BPO Division Employees Gratuity Trust	Post-employment benefit plans
Key management personnel	
Azim H. Premji	Non-Executive, Non-Independent Director (designated as "Founder Chairman")[1]
Rishad A. Premji	Chairman of the Board (designated as "Executive Chairman")
Srinivas Pallia	Chief Executive Officer and Managing Director
Aparna C. Iyer	Chief Financial Officer
Päivi Rekonen	Independent Director
N. S. Kannan	Independent Director
Dr. Patrick J. Ennis	Independent Director[2]
Patrick Dupuis	Independent Director[2]
Laura Marie Miller	Independent Director[3]
Deepak M. Satwalekar	Independent Director
Tulsi Naidu	Independent Director
M. Sanaulla Khan	Company Secretary

[1] Mr. Azim H. Premji is the ultimate controlling party.

[2] Dr. Patrick J. Ennis and Mr. Patrick Dupuis retired from their positions as Independent Directors of the Company with effect from the close of business hours on March 31, 2026.

[3] On March 5, 2026, the Board of Directors approved the appointment of Ms. Laura Marie Miller as an Additional Director in the capacity of Independent Director for a term of five years, with effect from April 1, 2026 to March 31, 2031, subject to the approval of the Members of the Company. The appointment was approved by the Members of the Company vide special resolution dated May 21, 2026, passed through postal ballot by e-voting.

Close members of Key management personnel:

- Yasmeen A. Premji
- Tariq A. Premji
- Aditi Mehta Premji
- Avita Hazarika

WIPRO INTEGRATED ANNUAL REPORT 2025-26

399

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The Company has the following related party transactions:

	Entities controlled by/ with significant influence of Promoters	Key management personnel	Associate/Joint Venture	Other related parties
Transactions for the year ended March 31, 2026				
Sale of goods and services	₹ 358	₹ -	₹ 7	₹ -
Purchase of goods/services	169	-	-	-
Items of property, plant and equipments purchased	145	-	-	-
Ticketing and hospitality	418	-	-	-
Dividend [1]	78,692	5,097	-	-
Rental income	11	-	-	-
Rent paid	1	12	-	-
Sale of investment	-	-	181	-
Advance paid to supplier	46	-	-	-
Contribution to post employment benefit plans	-	-	-	7,058
Contribution to Gratuity trust	-	-	-	5,220
Investment	-	-	348	-
Others	20	-	-	-
Key management personnel[2]				
Remuneration and short-term benefits[3]	₹ -	₹ 525	₹ -	₹ -
Other benefits[4]	-	278	-	-
Balance as at March 31, 2026				
Receivables	₹ 371	₹ -	₹ -	₹ -
Payables	-	139	-	-

	Entities controlled by/ with significant influence of Promoters	Key management personnel	Associate/Joint Venture	Other related parties
Transactions for the year ended March 31, 2025				
Sale of goods and services	₹ 305	₹ -	₹ -	₹ -
Purchase of goods/services	423	-	-	-
Items of property, plant and equipments purchased	155	-	-	-
Ticketing and hospitality	448	-	-	-
Dividend[1]	42,923	2,780	-	-
Rental income	31	-	-	-
Rent paid	1	12	-	-
Contribution to post employment benefit plans	-	-	-	6,517
Others	70	-	-	-
Key management personnel[2][5]				
Remuneration and short-term benefits[3]	₹ -	₹ 619	₹ -	₹ -
Other benefits[4]	-	290	-	-
Balance as at March 31, 2025				
Receivables	₹ 255	₹ -	₹ -	₹ -
Payables	-	256	-	-

[1] Includes close members of key management personnel.

[2] Post employment benefit and other long-term benefits including compensated absences are not disclosed, as these are determined for the Company as a whole based on actuarial valuation.

[3] Remuneration and short-term benefits includes sitting fees and commission paid to non-executive directors, non-independent directors, and independent directors.

[4] Other benefits include ₹ 272 and ₹ 284, for the years ended March 31, 2026 and 2025, respectively towards amortisation of RSUs granted to key management personnel, which vest over a period of time. This also includes RSU's that will vest based on performance parameters of the Company.

[5] Remuneration, short-term benefits and other benefits for Mr. Srinivas Pallia is for the period from April 7, 2024 to March 31, 2025.

400 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The following are the significant related party transactions during the years ended March 31, 2026 and 2025:

	Year ended March 31, 2026	Year ended March 31, 2025
Sales of goods and services to entities controlled by/with significant influence of Promoters		
Wipro Enterprises (P) Limited	₹ 348	₹ 269
Wipro GE Healthcare Private Limited	10	36
Sale of goods and services to Associate/Joint venture		
SDVerse LLC	₹ 7	₹ -
Items of property, plant and equipments purchased from entities controlled by/with significant influence of Promoters		
Wipro Enterprises (P) Limited	₹ 142	₹ 155
Wipro Pari Private Limited	3	-
Purchase of goods and service from entities controlled by/with significant influence of Promoters		
Wipro Pari GmBH	₹ 88	₹ 409
SBI General Insurance Company Limited	81	-
Wipro Pari Private limited	-	11
Wipro Enterprises (P) Limited	-	3
Ticketing and Hospitality for entities controlled by/with significant influence of Promoters		
Wipro Enterprises (P) Limited	₹ 240	₹ 283
PI Investment Advisory LLP	56	56
Azim Premji Foundation for Development	42	35
Azim Premji University	39	33
Azim Premji Philanthropic Initiatives Pvt. Ltd	28	26
Azim Premji Trust	3	3
Best Value Chem Private Limited	3	3
Azim Premji Education Trust	4	3
Azim Premji Foundation	2	1
Vidyaniti LLP	1	-
PI International Holdings LLC	-	5
Napean Trading and Investment Company (Singapore) Pte Ltd	-	^
Hasham Traders	-	^
Dividend paid to entities controlled by/with significant influence of Promoters		
Zash Traders	₹ 24,224	₹ 12,487
Prazim Traders	23,763	12,248
Hasham Traders	20,755	10,607
Azim Premji Trust	7,484	6,379
Prazim Trading & Investment Company Private Limited	2,131	1,020
Azim Premji Philanthropic Initiatives Pvt. Ltd	305	166
Hasham Investment And Trading Co Pvt Ltd	30	16

WIPRO INTEGRATED ANNUAL REPORT 2025-26

401

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31, 2026	Year ended March 31, 2025
Dividend paid to Key management personnel		
Azim H. Premji	₹ 4,743	₹ 2,587
Rishad A. Premji	149	81
Tariq A. Premji	146	80
Yasmeen A. Premji	55	31
Srinivas Pallia	2	1
Aparna C. Iyer	1	^
M. Sanaulla Khan	1	^
Rental income from entities controlled by/with significant influence of Promoters		
Wipro Enterprises (P) Limited	₹ 11	₹ 7
PI Investment Advisory LLP	-	24
Rent paid to Key management personnel		
Azim H. Premji	₹ 12	₹ 12
Rent paid to entities controlled by/with significant influence of Promoters		
Wipro Enterprises (P) Limited	₹ 1	₹ 1
Advances Paid to entities controlled by/with significant influence of Promoters		
SBI General Insurance Company Limited	₹ 46	₹ -
Sale of investment with Associate/Joint venture		
Drivestream Inc.	₹ 181	₹ -
Contribution to post employment benefit plans		
Wipro Systems Provident Fund Trust	₹ 7,058	₹ 6,517
Contribution to Gratuity trust		
Wipro Limited Employees Gratuity Fund	₹ 5,220	₹ -
Investment with Associate/Joint venture		
Drivestream Inc.	₹ 348	₹ -
Others transactions with entities controlled by/with significant influence of Promoters		
Wipro Enterprises (P) Limited	₹ 8	₹ 9
Wipro Pari Private limited	6	2
Azim Premji Foundation	5	2
Azim Premji Philanthropic Initiatives Pvt. Ltd	1	1
Azim Premji Education Trust	^	^
PI Investment Advisory LLP	-	^
Remuneration paid to Key management personnel		
Azim H. Premji[(1)]	₹ 11	₹ 11
Rishad A. Premji	73	138
Srinivas Pallia	496	536
Aparna C. Iyer	67	72
Patrick Dupuis[(2)]	26	27
Tulsi Naidu[(2)]	26	22
M. Sanaulla Khan	25	30
Dr. Patrick J. Ennis[(2)]	25	24
Deepak M. Satwalekar[(2)]	20	18
Paivi Rekonen[(2)]	20	18
N. S. Kannan[(2)]	14	13

402 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31, 2026	Year ended March 31, 2025
Receivables from entities controlled by/with significant influence of Promoters		
Wipro Enterprises (P) Limited	₹ 253	₹ 148
Wipro PARI Private Limited	79	70
SBI General Insurance Company Limited	17	-
Azim Premji Foundation	8	11
Wipro Pari Inc	7	-
PI Investment Advisory LLP	3	4
Wipro Linecraft AI Private Limited	2	-
Wipro PARI High Speed Automation Private Limited	1	-
Vidyaniti LLP	1	-
Wipro GE Healthcare Private Limited	-	21
Azim Premji Philanthropic Initiatives Pvt. Ltd	-	1
Payable to Key management personnel		
Azim H. Premji	₹ 3	₹ 3
Rishad A. Premji	2	70
Srinivas Pallia	99	149
Aparna C. Iyer	1	3
M. Sanaulla Khan	1	2
Paivi Rekonen	5	4
Dr. Patrick J. Ennis	6	6
Patrick Dupuis	7	7
Deepak M. Satwalekar	5	4
Tulsi Naidu	7	5
N. S. Kannan	3	3
Number of Bonus shares issued to entities controlled by/with significant influence of Promoters		
Zash Traders	-	1,040,566,791
Hasham Traders	-	883,913,365
Prazim Traders	-	1,020,648,973
Azim Premji Trust	-	531,592,983
Hasham Investment and Trading Co. Pvt. Ltd	-	1,355,953
Prazim Trading & Investment Company Private Limited	-	84,954,128
Azim Premji Philanthropic Initiatives Pvt. Ltd	-	13,862,415
Number of Bonus shares issued to Key management personnel		
Azim H. Premji	-	215,578,357
Rishad A. Premji	-	6,768,891
Tariq A. Premji	-	6,619,215
Yasmeen A. Premji	-	2,559,378
Srinivas Pallia	-	100,000
Aparna C. Iyer	-	16,751
M. Sanaulla Khan	-	20,200

^ Value is less than ₹ 0.5

(1) Includes sitting fees and commission paid to Non-Executive, Non-Independent Director.

(2) Includes sitting fees and commission paid to Independent Directors.

All related party transactions were entered at an arm's length basis and in the ordinary course of business. There are no materially significant related party transactions made by the Company with promoters, directors or key management personnel, which may have a potential conflict with the interests of the Company at large.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

403

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

37. ADDITIONAL INFORMATION AS REQUIRED UNDER SCHEDULE III TO THE COMPANIES ACT, 2013 PURSUANT TO PARA 2 OF GENERAL INSTRUCTIONS FOR THE PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

Name of the entity	Net Asset		Share in Profit or Loss		Share in Other comprehensive income		Share in total comprehensive income	
	As % of total	Amount in ₹	As % of total	Amount in ₹	As % of total	Amount in ₹	As % of total	Amount in ₹
Parent								
Wipro Limited[3]	72.1%	₹634,938	91.9%	₹121,270	(24.6)%	₹ (8,665)	67.3%	₹ 112,605
Indian Subsidiaries								
Aggne Global IT Services Private Limited	0.0%	233	0.1%	87	0.0%	4	0.1%	91
Attune Consulting India Private Limited	0.0%	69	0.0%	11	0.0%	-	0.0%	11
Capco Technologies Private Limited	0.3%	2,644	0.6%	752	(0.0)%	(4)	0.4%	748
Connected Services Corporation Wipro India Private Limited[1]	0.6%	5,460	0.3%	334	(0.8)%	(281)	0.0%	53
Wipro Travel Services Limited	0.0%	181	0.0%	30	0.0%	-	0.0%	30
Foreign Subsidiaries								
Wipro Appirio (Ireland) Limited	0.1%	618	(0.0)%	(9)	0.0%	10	0.0%	1
Wipro Appirio UK Limited	0.0%	64	0.0%	4	0.0%	7	0.0%	11
Wipro Appirio, Inc.	0.4%	3,490	0.1%	183	0.2%	82	0.2%	265
Wipro IT Services Austria GmbH	0.0%	266	0.0%	35	0.1%	42	0.0%	77
Cardinal US Holdings, Inc[8][9]	2.4%	21,506	(0.0)%	(1)	0.2%	72	0.0%	71
Andrion AG	0.0%	148	0.0%	18	0.1%	25	0.0%	43
Capco Austria GmbH	0.0%	57	(0.0)%	(29)	0.0%	12	(0.0)%	(17)
Capco Belgium BV	0.0%	140	0.0%	1	0.1%	21	0.0%	22
The Capital Markets Company (UK) Ltd	0.3%	2,258	(0.2)%	(295)	0.8%	289	(0.0)%	(6)
The Capital Markets Company Italy Srl	0.0%	99	0.0%	29	0.0%	12	0.0%	41
The Capital Markets Company Limited[5]	0.4%	3,541	0.2%	302	1.3%	464	0.5%	766
The Capital Markets Company s.r.o	0.0%	204	0.0%	23	0.1%	29	0.0%	52
The Capital Markets Company Limited[4]	(0.0)%	(283)	(0.3)%	(382)	(0.0)%	(16)	(0.2)%	(398)
The Capital Markets Company S.A.S	0.0%	97	(0.2)%	(288)	0.1%	40	(0.1)%	(248)
Capco Poland sp. z.o.o	0.1%	563	0.2%	262	0.2%	53	0.2%	315
The Capital Markets Company S.á.r.l	0.1%	462	0.1%	104	0.3%	104	0.1%	208
CapAfric Consulting (Pty) Ltd	(0.0)%	(10)	(0.0)%	(1)	(0.0)%	(1)	(0.0)%	(2)
Capco Consulting Singapore Pte. Ltd	0.0%	80	0.0%	38	0.0%	8	0.0%	46
The Capital Markets Company GmbH	(0.1)%	(750)	(0.4)%	(501)	(0.2)%	(74)	(0.3)%	(575)
Capco Consultancy (Malaysia) Sdn. Bhd	0.0%	59	(0.0)%	(20)	0.0%	12	(0.0)%	(8)
Capco Greece Single Member P.C	0.1%	1,069	0.3%	335	0.4%	132	0.3%	467
Capco Consultancy (Thailand) Ltd	0.1%	541	(0.0)%	(46)	0.2%	73	0.0%	27
Wipro NextGen Enterprise Inc.	0.1%	505	0.1%	112	0.1%	34	0.1%	146
LeanSwift AB	0.0%	7	0.0%	2	0.0%	2	0.0%	4
Edgile, LLC	0.1%	508	(0.1)%	(114)	0.2%	59	(0.0)%	(55)

404 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Name of the entity	Net Asset		Share in Profit or Loss		Share in Other comprehensive income		Share in total comprehensive income	
	As % of total	Amount in ₹	As % of total	Amount in ₹	As % of total	Amount in ₹	As % of total	Amount in ₹
Designit A/S	0.0%	283	(0.4)%	(566)	0.1%	39	(0.3)%	(527)
Designit Denmark A/S	0.0%	295	0.0%	28	0.1%	44	0.0%	72
Designit Germany GmbH	(0.1)%	(490)	0.0%	14	(0.2)%	(77)	(0.0)%	(63)
Designit Oslo A/S	0.0%	49	0.0%	12	0.0%	7	0.0%	19
Designit Spain Digital, S.L.U	0.0%	75	0.0%	17	0.0%	10	0.0%	27
Designit T.L.V Ltd.	0.0%	118	0.0%	9	0.1%	18	0.0%	27
HealthPlan Services Insurance Agency, LLC	0.1%	1,090	(0.1)%	(142)	0.3%	112	(0.0)%	(30)
HealthPlan Services, Inc.	0.2%	2,049	1.3%	1,702	1.0%	336	1.2%	2,038
Infocrossing, LLC	0.2%	1,488	2.4%	3,197	0.4%	146	2.0%	3,343
International TechneGroup Incorporated	0.1%	1,137	0.6%	752	0.1%	50	0.5%	802
International TechneGroup Ltd.	0.0%	62	0.0%	55	0.0%	4	0.0%	59
ITI Proficiency Ltd	0.0%	64	0.0%	7	0.0%	13	0.0%	20
MechWorks S.R.L.	0.0%	224	0.1%	119	0.2%	73	0.1%	192
PT. WT Indonesia	0.0%	262	0.0%	65	0.1%	21	0.1%	86
Rainbow Software LLC	-	-	-	-	-	-	-	-
Grove Holdings 2 S.á.r.l	0.7%	5,980	1.8%	2,314	0.1%	26	1.4%	2,340
The Capital Markets Company BV	0.8%	7,410	(2.2)%	(2,910)	1.9%	685	(1.3)%	(2,225)
The Capital Markets Company LLC[(9)(10)]	0.5%	4,809	0.1%	76	1.3%	470	0.3%	546
Capco RISC Consulting LLC[(10)]	(0.0)%	(237)	(0.0)%	(36)	(0.1)%	(22)	(0.0)%	(58)
Capco Consulting Services LLC[(9)]	0.4%	3,848	1.1%	1,419	0.9%	334	1.0%	1,753
Capco Brasil Serviços E Consultoria Ltda	0.1%	1,256	0.3%	379	0.4%	150	0.3%	529
Capco Solution Services Gmbh	0.0%	87	(0.0)%	(1)	0.0%	14	0.0%	13
Wipro Ampion Holdings Pty Ltd	0.1%	508	-	-	0.2%	88	0.1%	88
Wipro Revolution IT Pty Ltd	0.2%	1,652	0.2%	198	0.8%	270	0.3%	468
Wipro Shelde Australia Pty Ltd	0.0%	62	0.0%	9	0.0%	10	0.0%	19
Wipro Designit Services Limited	0.0%	16	0.0%	5	0.0%	8	0.0%	13
Wipro Designit Services, Inc.	0.0%	25	0.1%	179	(0.0)%	(3)	0.1%	176
Topcoder, LLC	(0.0)%	(17)	0.1%	98	(0.0)%	(5)	0.1%	93
Wipro (Dalian) Limited	0.2%	1,498	0.3%	461	0.6%	223	0.4%	684
Wipro (Thailand) Co. Limited	0.0%	376	0.0%	42	0.1%	48	0.1%	90
Wipro Arabia Limited	0.5%	4,827	0.8%	1,097	1.2%	424	0.9%	1,521
Wipro Bahrain Limited Co. W.L.L	0.0%	325	(0.1)%	(73)	0.1%	34	(0.0)%	(39)
Wipro Chengdu Limited	0.2%	1,829	0.5%	683	0.8%	290	0.6%	973
Wipro Do Brasil Sistemas De Informatica Ltda	0.0%	242	0.0%	23	0.1%	42	0.0%	65
Wipro do Brasil Technologia Ltda	0.4%	3,622	(0.2)%	(243)	2.1%	749	0.3%	506
Wipro Doha LLC	0.1%	514	0.1%	142	0.1%	45	0.1%	187
Wipro Financial Outsourcing Services Limited	0.5%	4,158	(0.9)%	(1,169)	0.5%	167	(0.6)%	(1,002)
Wipro Gallagher Solutions, LLC	0.0%	236	0.4%	557	0.1%	21	0.3%	578

WIPRO INTEGRATED ANNUAL REPORT 2025-26

405

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Name of the entity	Net Asset		Share in Profit or Loss		Share in Other comprehensive income		Share in total comprehensive income	
	As % of total	Amount in ₹	As % of total	Amount in ₹	As % of total	Amount in ₹	As % of total	Amount in ₹
Wipro Gulf LLC	0.0%	142	(0.1)%	(102)	0.0%	16	(0.1)%	(86)
Wipro Holdings (UK) Limited	0.4%	3,868	0.1%	135	1.3%	453	0.4%	588
Wipro Holdings Hungary Korlátolt Felelősségű Társaság[(2)]	-	-	1.6%	2,111	-	-	1.3%	2,111
Wipro Information Technology Kazakhstan LLP	0.0%	70	(0.0)%	(7)	0.0%	10	0.0%	3
Wipro Information Technology Netherlands BV.	1.2%	10,701	0.2%	263	0.9%	322	0.3%	585
Wipro Insurance Solutions, LLC	0.2%	1,968	0.2%	267	0.6%	199	0.3%	466
Wipro IT Service Ukraine, LLC	0.0%	7	-	-	-	-	-	-
Wipro IT Services Bangladesh Limited	(0.1)%	(892)	(0.2)%	(228)	(0.2)%	(66)	(0.2)%	(294)
Wipro IT Services Poland SP Z.O.O	0.4%	3,205	0.2%	303	1.1%	401	0.4%	704
Wipro IT Services S.R.L.	0.0%	286	0.0%	60	0.1%	33	0.1%	93
Wipro IT Services UK Societas	5.5%	48,677	0.7%	947	(6.0)%	(2,103)	(0.7)%	(1,156)
Wipro IT Services, LLC[(8)]	0.6%	5,648	(16.7)%	(22,098)	(8.9)%	(3,154)	(15.1)%	(25,252)
Wipro Japan KK	0.1%	507	(0.1)%	(81)	0.1%	28	(0.0)%	(53)
Wipro Networks Pte Limited	0.4%	3,099	1.3%	1,723	0.5%	164	1.1%	1,887
Wipro Outsourcing Services (Ireland) Limited	0.0%	20	(0.0)%	(5)	0.0%	4	(0.0)%	(1)
Wipro Philippines, Inc.	2.7%	23,976	3.8%	5,068	2.8%	975	3.6%	6,043
Wipro Portugal S.A.	0.8%	7,447	0.0%	60	0.2%	63	0.1%	123
Wipro Shanghai Limited	0.0%	261	0.0%	56	0.1%	34	0.1%	90
Wipro Solutions Canada Limited	0.3%	2,804	0.6%	796	0.8%	295	0.7%	1,091
Wipro Technologies Australia Pty Ltd	0.3%	2,570	0.0%	27	(0.9)%	(312)	(0.2)%	(285)
Wipro Technologies GmbH	0.9%	7,553	1.1%	1,444	0.8%	284	1.0%	1,728
Wipro Technologies Limited	0.0%	27	0.0%	7	0.0%	3	0.0%	10
Wipro Technologies Nigeria Limited	(0.0)%	(162)	0.0%	6	(0.1)%	(31)	(0.0)%	(25)
Wipro Technologies Peru SAC	0.0%	93	(0.0)%	(14)	0.0%	14	-	-
Wipro Business Solutions GmbH	0.7%	5,765	0.2%	310	2.6%	927	0.7%	1,237
Wipro Technology Solutions S.R.L	0.1%	631	0.1%	79	0.3%	90	0.1%	169
Wipro Technologies SA	0.0%	39	(0.0)%	(10)	(0.0)%	(8)	(0.0)%	(18)
Wipro Technologies SRL	0.2%	1,681	0.2%	206	0.6%	208	0.2%	414
Wipro Technologies SA DE CV	0.3%	2,231	(0.1)%	(117)	1.3%	454	0.2%	337
Wipro Technologies SDN BHD	0.0%	73	0.0%	12	0.0%	12	0.0%	24
Wipro (Tianjin) Limited	0.0%	245	0.0%	1	0.1%	24	0.0%	25
Wipro Technologies South Africa (Proprietary) Limited	0.0%	393	(0.1)%	(104)	0.2%	78	(0.0)%	(26)
Wipro Technologies W.T. Sociedad Anonima	0.0%	414	(0.0)%	(11)	0.2%	69	0.0%	58
Wipro Technology Chile SPA	0.0%	405	0.0%	19	0.1%	44	0.0%	63
Wipro UK Limited	0.0%	199	0.0%	23	-	-	0.0%	23
Wipro, LLC	14.7%	128,972	(4.7)%	(6,210)	18.4%	6,501	0.2%	291
Wipro Telecom Consulting LLC	0.0%	339	0.0%	46	0.1%	32	0.0%	78

406 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Name of the entity	Net Asset		Share in Profit or Loss		Share in Other comprehensive income		Share in total comprehensive income	
	As % of total	Amount in ₹	As % of total	Amount in ₹	As % of total	Amount in ₹	As % of total	Amount in ₹
Rizing Intermediate Holdings, Inc.	1.4%	12,115	0.0%	1	-	-	0.0%	1
Rizing Lanka (Private) Ltd	0.2%	1,330	0.0%	9	(0.1)%	(25)	(0.0)%	(16)
Attune Netherlands B.V.	0.4%	3,708	0.1%	131	0.9%	329	0.3%	460
Rizing Solutions Canada Inc.	0.0%	230	(0.1)%	(104)	0.1%	35	(0.0)%	(69)
Rizing LLC[7]	0.9%	8,048	1.3%	1,725	0.1%	31	1.0%	1,756
Aasonn Philippines Inc.[2]	-	-	-	-	-	-	-	-
Rizing B.V.	0.0%	179	0.0%	29	0.0%	16	0.0%	45
Rizing Consulting Ireland Limited	0.0%	128	0.0%	15	0.1%	38	0.0%	53
Rizing Consulting Pty Ltd.	0.1%	689	(0.1)%	(138)	0.4%	130	(0.0)%	(8)
Rizing Geospatial LLC	0.0%	121	(0.2)%	(283)	0.1%	20	(0.2)%	(263)
Rizing GmbH	0.0%	124	0.0%	42	0.0%	10	0.0%	52
Rizing Limited	(0.1)%	(738)	(0.7)%	(977)	(0.1)%	(40)	(0.6)%	(1,017)
Rizing Pte Ltd.	0.1%	570	0.1%	76	0.0%	8	0.1%	84
Rizing Consulting USA, LLC[7]	0.1%	589	0.1%	196	0.3%	93	0.2%	289
Rizing Germany GmbH	0.5%	4,055	0.1%	167	1.7%	610	0.5%	777
Attune Italia S.R.L	0.0%	103	0.0%	14	0.0%	15	0.0%	29
Attune UK Ltd.	0.0%	76	(0.0)%	(37)	0.0%	11	(0.0)%	(26)
Rizing New Zealand Ltd.	(0.0)%	(14)	(0.0)%	(8)	(0.0)%	(1)	(0.0)%	(9)
Rizing Philippines Inc.	(0.0)%	(10)	(0.0)%	(2)	(0.0)%	(4)	(0.0)%	(6)
Rizing SDN BHD	0.0%	246	0.0%	36	0.1%	41	0.0%	77
Rizing Solutions Pty Ltd	0.0%	77	0.0%	57	0.0%	8	0.0%	65
Wipro do Brasil Servicos Ltda	0.0%	257	(0.0)%	(20)	0.2%	54	0.0%	34
Wipro CRM Services	0.1%	921	(0.2)%	(231)	0.1%	44	(0.1)%	(187)
Wipro CRM Services UK Limited	0.0%	266	0.1%	121	0.1%	24	0.1%	145
Wipro 4C Consulting France SAS	0.0%	73	0.0%	12	(0.0)%	(3)	0.0%	9
Wipro CRM Services ApS	0.0%	76	0.0%	4	0.0%	11	0.0%	15
Wipro CRM Services B.V.	0.0%	10	0.0%	9	-	-	0.0%	9
Wipro VLSI Design Services, LLC	0.0%	68	0.0%	2	0.0%	7	0.0%	9
Women's Business Park Technologies Limited	0.1%	463	0.4%	481	0.1%	26	0.3%	507
Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) Ltd	0.1%	455	(0.1)%	(102)	(0.0)%	(12)	(0.1)%	(114)
The Wipro SA Broad Based Ownership Scheme Trust	0.0%	251	0.1%	165	(0.2)%	(64)	0.1%	101
Wipro Czech Republic IT Services s.r.o.	0.0%	32	0.0%	12	0.0%	4	0.0%	16
Wipro Regional Headquarter	0.0%	32	0.0%	32	(0.0)%	(3)	0.0%	29
Aggne Global Inc.	0.2%	1,545	0.4%	462	0.4%	137	0.4%	599
Capco Consulting Middle East FZE	0.0%	70	(0.0)%	(24)	0.0%	4	(0.0)%	(20)
Applied Value Technologies B.V.	-	-	(0.0)%	(20)	0.0%	2	(0.0)%	(18)
Wipro Connected Services, Inc.[1][6]	(4.0)%	(35,213)	(0.3)%	(461)	(9.0)%	(3,191)	(2.2)%	(3,652)

WIPRO INTEGRATED ANNUAL REPORT 2025-26

407

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Name of the entity	Net Asset		Share in Profit or Loss		Share in Other comprehensive income		Share in total comprehensive income	
	As % of total	Amount in ₹	As % of total	Amount in ₹	As % of total	Amount in ₹	As % of total	Amount in ₹
Wipro Connected Services Mauritius Pvt Ltd[1]	0.4%	3,259	(0.0)%	(2)	-	-	(0.0)%	(2)
Wipro Connected Services Engineering Corp.[1]	-	-	-	-	-	-	-	-
Wipro Connected Services UK Limited[1]	0.0%	281	0.1%	66	0.0%	10	0.0%	76
Harman Connected Services Solutions (Chengdu) Co. Ltd.[1]	0.2%	2,044	0.0%	47	0.5%	161	0.1%	208
Wipro Connected Services US Midco LLC[1]	-	-	-	-	-	-	-	-
Harman Connected Services Morocco[1]	-	-	-	-	-	-	-	-
Harman Connected Services AB[1]	1.1%	9,696	0.1%	117	1.7%	597	0.4%	714
Wipro Business Services LLC	-	-	-	-	-	-	-	-
Applied Value Technologies Pte. Limited	0.0%	42	0.0%	18	0.0%	4	0.0%	22
Applied Value Technologies, Inc.	0.1%	460	0.1%	95	0.1%	42	0.1%	137
Wipro, Inc.	0.0%	51	-	-	-	-	-	-
Wipro Life Science Solutions, LLC	(0.0)%	(4)	(0.0)%	(49)	0.0%	1	(0.0)%	(48)
Associates								
Drivestream Inc.	0.2%	₹ 1,716	0.2%	₹ 282	0.0%	₹ -	0.2%	₹ 282
Joint Ventures								
SDVerse LLC	0.0%	₹ 410	(0.0)%	₹ (25)	0.0%	₹ -	(0.0)%	₹ (25)
Trusts								
Wipro Equity Reward Trust	0.2%	₹ 1,859	0.1%	₹ 157	0.0%	₹ -	0.1%	₹ 157
Wipro Foundation	0.0%	8	(0.0)%	(3)	(0.0)%	(1)	(0.0)%	(4)
Non-controlling interest	(0.3)%	₹ (2,509)	(0.5)%	₹ (680)	(0.7)%	₹ (246)	(0.6)%	₹ (926)
Adjustment arising out of consolidation	(14.7)%	(129,820)	11.2%	14,813	93.2%	32,871	28.5%	47,684
Grand Total	**100%**	**₹ 880,183**	**100%**	**₹ 131,974**	**100%**	**₹ 35,276**	**100%**	**₹ 167,250**

^ Value is less than ₹ 0.5

(1) These entities are acquired during the year ended March 31, 2026

(2) Liquidated during the year ended March 31, 2026.

(3) Wipro HR Services India Private Limited,Wipro Overseas IT Services Private Limited,Wipro Technology Product Services Private Limited,Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited are merged with Wipro Limited during the year ended March 31, 2026.

(4) The Capital Markets Company Limited incorporated in Hong Kong.

(5) The Capital Markets Company Limited is incorporated in Canada.

(6) Wipro Digital Inc. has been reverse merged with Wipro Connected Services, Inc. during the year ended March 31,2026.

(7) Rizing Consulting USA, LLC (Formerly known as Rizing Consulting USA, Inc.) merged with Rizing LLC during the year ended March 31,2026.

(8) Cardinal US Holdings, Inc. merged with Wipro IT Services, LLC during the year ended March 31,2026.

(9) Cardinal US Holdings, Inc transferred its entire ownership in Capco Consulting Services LLC to The Capital Markets Company, LLC during the year ended March 31,2026.

(10) Capco RISC Consulting LLC merged with The Capital Markets Company, LLC during the year ended March 31,2026.

408 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

38. On November 21, 2025, the Government of India notified four labour codes (the "**Labour Codes**"), effective immediately, replacing the existing 29 labour laws. In accordance with Ind AS 19, employee benefits and changes to employee benefit plans arising from legislative amendments are treated as plan amendments, requiring immediate recognition of past service cost in the Statement of profit and loss. This approach is consistent with the guidance issued by the Institute of Chartered Accountants of India.

The Company has concluded the salary restructuring exercise in compliance with the Labour Codes. The implementation of the Labour Codes has resulted in a net increase of ₹ 2,756 in the provision for gratuity and remeasurement of leave encashment, which has been recognised as employee benefit expense in the current year. The Company continues to monitor the finalisation of Central and State Rules, as well as Government clarifications on other aspects of the Labour Codes.

39. EVENTS AFTER THE REPORTING PERIOD

a) The Company completed its acquisition of Mindsprint, Olam Group's IT services arm, a provider of technology and digital transformation services in May 2026 for a total consideration of U.S.$ 375 million.

b) On April 14, 2026, the Company signed a definitive agreement to acquire select customer contracts of Alpha Net Consulting, a provider of enterprise software development, data engineering, and managed services for a total consideration (including earnouts) of U.S.$ 70.8 million. The acquisition is subject to customary closing conditions and is expected to be concluded by quarter ending June 30, 2026.

c) On April 16, 2026, the Company's Board of Directors approved a proposal to buyback of equity shares, subject to the approval of shareholders, for purchase by the Company of up to 600,000,000 equity shares of ₹ 2 each (being 5.7% of total number of equity shares) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 250 per equity share for an aggregate amount not exceeding ₹ 150,000, in accordance with the provisions contained in the SEBI (Buy-back of Securities) Regulations, 2018, as amended and the Companies Act, 2013 and rules made thereunder. This proposal was approved by the shareholders of the Company by way of a special resolution dated May 21, 2026, passed through postal ballot by e-voting.

d) On June 1, 2026, the Company acquired additional 20% equity interest in Aggne Global Inc. for a consideration of U.S. $ 28.5 million.

The accompanying notes form an integral part of these consolidated financial statements

As per our report of even date attached

for **Deloitte Haskins & Sells LLP**
Chartered Accountants
Firm's Registration No.: 117366W/W - 100018

Anand Subramanian
Partner
Membership No.: 110815

Bengaluru
June 2, 2026

For and on behalf of the Board of Directors

Rishad A. Premji
Chairman
(DIN: 02983899)

Deepak M. Satwalekar
Director
(DIN: 00009627)

Srinivas Pallia
Chief Executive Officer and Managing Director
(DIN: 10574442)

Aparna C. Iyer
Chief Financial Officer

M. Sanaulla Khan
Company Secretary
Membership No.: F4129

WIPRO INTEGRATED ANNUAL REPORT 2025-26

AOC -1 Information relating to Subsidiaries/Associate Companies/Joint Ventures as at March 31, 2026/January 31, 2026/December 31, 2025 [Pursuant to first proviso to sub -section (3) of Section 129 of the Companies Act, 2013, read with Rule 5 of Companies (Accounts) Rules, 2014] Part A: Subsidiaries [as per Section 2(87) of the Companies Act, 2013] 1. List of Subsidiaries (C in Millions, except % of shareholding and exchange rate) Sl. Name of the Subsidiary CIN/any other registration Date of Start End date of Reporting ([FKDQJH_ Share Reserves Total Total Investments % of Turnover 3URÙW_ Provision 3URÙW_ Proposed No. number of becoming date of accounting Currency rate as on capital and Surplus Assets Liabilities (a) & (b) Shareholding (b) before for after Dividend subsidiary company the accounting period of Mar 31, 2026/ (b) includes other (b) H[FOXGLQJ WD[DWLRQ WD[DWLRQ_ WD[DWLRQ (incl. subsidiary/ period of subsidiary Dec 31, 2025/ comprehensive (8) & (9) (b) (b) (b) dividend acquisition subsidiary Jan 31, 2026 income and (b) WD[___E_ securities premium (b) (1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16) (17) (18) 1 Wipro, LLC 2917922 07-Jul-98 01-Apr-25 31-Mar-26 USD 94.78 185,564 (41,893) 164,211 20,539 31,907 100% 122,963 (6,309) 361 (6,671)—2 Wipro Gallagher Solutions, LLC L18000079425 01-Jul-08 01-Apr-25 31-Mar-26 USD 94.78 4,678 (4,444) 2,468 2,234—100% 4,944 817 219 598—3 Wipro Insurance Solutions, LLC 5250331 30-Nov-12 01-Apr-25 31-Mar-26 USD 94.78 1,052 916 2,708 739—100% 5,677 343 42 302—4 Wipro IT Services, LLC 5722867 06-Apr-15 01-Apr-25 31-Mar-26 USD 94.78 201,245 (170,788) 107,225 76,769—100% 9,833 (10,288) (300) (9,987)—5 HealthPlan Services, Inc. 406663 29-Feb-16 01-Jan-25 31-Dec-25 USD 89.87 9,526 (3,234) 16,059 9,767—100% 16,221 3,142 955 2,187—6 Wipro Appirio, Inc. 4208882 23-Nov-16 01-Apr-25 31-Mar-26 USD 94.78 * 1,731 2,358 627—100% 1,830 232 42 191—7 Infocrossing, LLC 3046613 20-Sep-07 01-Apr-25 31-Mar-26 USD 94.78 14,444 (12,956) 6,336 4,848—100% 14,891 4,696 1,262 3,434—8 Wipro Designit Services, Inc. 602 942 224 21-Feb-20 01-Apr-25 31-Mar-26 USD 94.78 * 25 1,091 1,066—100% 3,292 294 102 193—9 Wipro VLSI Design Services, LLC 201323510229 24-Feb-21 01-Apr-25 31-Mar-26 USD 94.78 * 72 93 21—100% 99 9 3 5—10 Wipro NextGen Enterprise Inc. 4949087 31-Dec-21 01-Apr-25 31-Mar-26 USD 94.78 237 287 873 350—100% 1,744 172 51 120—11 Edgile, LLC 3483366 31-Dec-21 01-Apr-25 31-Mar-26 USD 94.78 * 508 740 232—100% 2,472 (134) (11) (123)—12 Wipro Telecom Consulting LLC 06103579 11-Apr-22 01-Apr-25 31-Mar-26 USD 94.78 152 187 448 109—100% 1,537 70 21 50—13 Wipro Holdings (UK) Limited 04611828 09-Dec-02 01-Apr-25 31-Mar-26 GBP 125.43 19,111 (15,231) 4,019 139—100% 502 155 11 144—14 Designit A/S 35398910 06-Aug-15 01-Apr-25 31-Mar-26 DKK 14.57 146 274 723 303—100% * 24 * 25—15 Designit Denmark A/S 14650091 06-Aug-15 01-Apr-25 31-Mar-26 DKK 14.57 18 278 383 88—100% 629 35 5 30—16 Designit Germany GmbH 171246 06-Aug-15 01-Apr-25 31-Mar-26 EUR 108.87 3 (505) 148 650—100% 290 14 * 14—17 Designit Oslo AS 990 679 614 06-Aug-15 01-Apr-25 31-Mar-26 NOK 9.71 35 17 82 30—100% 248 22 * 22—18 Designit T.L.V Ltd. 513660654 06-Aug-15 01-Apr-25 31-Mar-26 ILS 29.99 * 116 169 53—100% 334 11 * 11—19 Designit Spain Digital, S.L.U B86084233 06-Aug-15 01-Apr-25 31-Mar-26 EUR 108.87 * 75 138 63—100% 373 18 * 18—20 Wipro Financial Outsourcing 02422306 01-Jun-11 01-Apr-25 31-Mar-26 GBP 125.43 5,491 (1,267) 9,122 4,897—100% 9,653 (1,670) (413) (1,257)—6HUYLFHVb/LPLWHG 21 Wipro UK Limited 01396396 01-Jun-11 01-Apr-25 31-Mar-26 GBP 125.43 89 111 199 *—100% * * * *—22 Wipro IT Services S.R.L. 40088240 01-Nov-18 01-Apr-25 31-Mar-26 RON 21.35 * 285 360 74—100% 420 72 9 63—23 Wipro IT Services UK Societas SE000134 29-Feb-16 01-Apr-25 31-Mar-26 USD 94.78 13 64,169 96,278 32,096 9,892 100% 6,794 (371) (355) (16)—24 Wipro Technologies SA DE CV N-2020043923 13-Jun-07 01-Jan-25 31-Dec-25 MXN 5.00 * 2,243 4,184 1,940—100% 7,553 (839) 18 (857)—25 Wipro IT Services Poland Sp. z o.o. 0000416942 06-Apr-12 01-Apr-25 31-Mar-26 PLN 25.38 * 3,205 4,668 1,463—100% 4,964 399 80 319—26 Wipro IT Services Ukraine, LLC 39426332 06-Oct-14 01-Apr-25 31-Mar-26 UAH 2.16 4 3 7 *—100% * * * *—27 Wipro Information Technology 34167218 30-Jun-06 01-Apr-25 31-Mar-26 EUR 108.87 9,772 4,617 15,098 708—100% 192 (412) (172) (240) -Netherlands B.V. 28 Wipro Portugal S.A. 503961175 30-Jun-06 01-Apr-25 31-Mar-26 EUR 108.87 4,818 3,681 8,767 269—100% 1,397 1,414 11 1,403—409

WIPRO INTEGRATED ANNUAL REPORT 2025-26

410

STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

(₹ in Millions, except % of shareholding and exchange rate)

Sl. No.	Name of the Subsidiary	CIN/any other registration number of subsidiary company	Date of becoming the subsidiary/ acquisition	Start date of accounting period of subsidiary	End date of accounting period of subsidiary	Reporting Currency	Exchange rate as on Mar 31, 2026/ Dec 31, 2025/ Jan 31, 2026	Share capital (b)	Reserves and Surplus includes other comprehensive income and securities premium (b)	Total Assets (b)	Total Liabilities excluding (8) & (9) (b)	Investments (a) & (b)	% of Shareholding	Turnover (b)	Profit before taxation (b)	Provision for taxation (b)	Profit after taxation (b)	Proposed Dividend (incl. dividend tax) (b)
29	Wipro Technologies Limited	1087746189926	08-Feb-08	01-Apr-25	31-Mar-26	RUB	1.17	12	15	28	1	-	100%	(3)	6	(3)	9	-
30	Wipro Technology Chile SPA	115784	19-Dec-11	01-Apr-25	31-Mar-26	CLP	0.10	290	116	466	60	-	100%	101	31	10	21	-
31	Wipro Solutions Canada Limited	1938438	16-Aug-14	01-Apr-25	31-Mar-26	CAD	68.09	2,179	625	5,799	2,995	-	100%	9,390	1,144	295	849	-
32	Wipro Technologies W.T. Sociedad Anonima	3-101-620693	15-Oct-10	01-Apr-25	31-Mar-26	CRC	0.20	*	414	492	78	-	100%	924	(13)	*	(13)	-
33	Wipro Outsourcing Services (Ireland) Limited	513129	14-May-12	01-Apr-25	31-Mar-26	EUR	108.87	*	20	22	1	-	100%	*	4	*	3	-
34	Wipro Technologies Peru SAC	12339816	15-Aug-12	01-Apr-25	31-Mar-26	PEN	27.16	51	42	113	20	-	100%	56	(9)	6	(15)	-
35	Wipro do Brasil Technologia Ltda	41204577652	29-May-01	01-Jan-25	31-Dec-25	BRL	16.41	3,046	*	4,633	1,587	-	100%	8,513	179	(32)	211	-
36	Wipro Technologies SA	1799686	22-Apr-08	01-Jan-25	31-Dec-25	ARS	0.06	2	170	415	243	-	100%	130	(52)	23	(75)	-
37	Wipro Technologies SRL	18944060	17-Aug-06	01-Apr-25	31-Mar-26	RON	21.35	230	1,450	2,774	1,094	-	100%	5,784	262	44	218	-
38	Wipro Technologies SDN. BHD.	505909-H	16-Nov-06	01-Apr-25	31-Mar-26	MYR	23.49	2	70	128	55	-	100%	231	18	5	13	-
39	Wipro Technologies GmbH	108590	30-Jun-06	01-Apr-25	31-Mar-26	EUR	108.87	9,203	(152)	15,253	6,202	-	100%	16,543	1,809	269	1,540	-
40	Wipro IT Services Austria GmbH	208229 w	15-Jun-16	01-Apr-25	31-Mar-26	EUR	108.87	8	258	542	276	-	100%	1,149	66	15	52	-
41	Wipro Business Solutions GmbH	18232	01-Apr-21	01-Apr-25	31-Mar-26	EUR	108.87	67	5,705	6,380	608	-	100%	4,033	424	93	330	-
42	Wipro Do Brasil Sistemas De Informatica Ltda.	35228602938	22-Aug-14	01-Jan-25	31-Dec-25	BRL	16.41	204	5	327	118	-	100%	67	5	*	5	-
43	Wipro do Brasil Servicos Ltda	2320069402-1	14-Aug-20	01-Jan-25	31-Dec-25	BRL	16.41	202	31	238	4	-	100%	68	(49)	*	(49)	-
44	HealthPlan Services Insurance Agency, LLC	L18000079235	29-Feb-16	01-Jan-25	31-Dec-25	USD	89.87	*	1,059	1,289	230	-	100%	1,359	(95)	(36)	(59)	-
45	Topcoder, LLC	3275809	23-Nov-16	01-Apr-25	31-Mar-26	USD	94.78	2,218	(2,236)	170	187	-	100%	1,719	146	33	113	-
46	Wipro Appirio (Ireland) Limited	403374	23-Nov-16	01-Apr-25	31-Mar-26	EUR	108.87	535	199	736	2	-	100%	7	(8)	(1)	(7)	-
47	Wipro Appirio UK Limited	06767474	23-Nov-16	01-Apr-25	31-Mar-26	GBP	125.43	690	(626)	84	20	-	100%	75	5	*	5	-
48	Wipro Designit Services Limited	587457	21-Feb-20	01-Apr-25	31-Mar-26	EUR	108.87	*	19	27	9	-	100%	71	5	*	5	-
49	LeanSwift AB	556815-7316	31-Dec-21	01-Jan-25	31-Dec-25	SEK	9.78	150	(147)	7	4	-	100%	*	(3)	*	(3)	-
50	Wipro Technology Solutions S.R.L	17056464	01-Apr-21	01-Apr-25	31-Mar-26	RON	21.35	26	605	902	271	-	100%	1,562	93	9	84	-
51	Wipro Ampion Holdings Pty Ltd	626522852	06-Aug-21	01-Apr-25	31-Mar-26	AUD	65.01	4,045	(465)	4,249	668	-	100%	3,370	330	99	231	-
52	Wipro Revolution IT Pty Ltd	107 913 342	06-Aug-21	01-Apr-25	31-Mar-26	AUD	65.01	*	*	*	*	-	100%	*	*	*	*	-
53	Wipro Shelde Australia Pty Ltd	147 342 621	06-Aug-21	01-Apr-25	31-Mar-26	AUD	65.01	*	*	*	*	-	100%	*	*	*	*	-
54	Wipro CRM Services NV (Formerly known as Wipro 4C NV)	0460.598.857	10-Aug-20	01-Apr-25	31-Mar-26	EUR	108.87	3,407	(2,336)	1,114	42	-	100%	218	(75)	2	(77)	-
55	Wipro CRM Services ApS	32 56 18 53	10-Aug-20	01-Apr-25	31-Mar-26	DKK	14.57	177	(107)	79	9	-	100%	73	4	6	(2)	-
56	Wipro 4C Consulting France S.A.S	821 551 496	10-Aug-20	01-Feb-25	31-Jan-26	EUR	109.78	820	(709)	135	25	-	100%	71	4	*	4	-
57	Rainbow Software LLC	000000309-02	10-Jan-16	01-Apr-25	31-Mar-26	IQD	0.07	*	*	*	*	-	100%	*	*	*	*	-
58	MechWorks S.R.L.	01858241209	03-Oct-19	01-Apr-25	31-Mar-26	EUR	108.87	1	223	375	151	-	100%	335	171	44	126	-
59	Wipro Information Technology Kazakhstan LLP	120940014046	27-Sep-06	01-Apr-25	31-Mar-26	KZT	0.20	102	(32)	86	16	-	100%	1	(9)	*	(9)	-

411

(₹ in Millions, except % of shareholding and exchange rate)

Sl. No.	Name of the Subsidiary	CIN/any other registration number of subsidiary company	Date of becoming the subsidiary/ acquisition	Start date of accounting period of subsidiary	End date of accounting period of subsidiary	Reporting Currency	Exchange rate as on Mar 31, 2026/ Dec 31, 2025/ Jan 31, 2026	Share capital (b)	Reserves and Surplus includes other comprehensive income and securities premium (b)	Total Assets (b)	Total Liabilities excluding (8) & (9) (b)	Investments (a) & (b)	% of Shareholding	Turnover (b)	Profit before taxation (b)	Provision for taxation (b)	Profit after taxation (b)	Proposed Dividend (incl. dividend tax) (b)
60	Wipro CRM Services B.V. (Formerly known as Wipro 4C NEDERLAND B.V.)	75010135	10-Aug-20	01-Apr-25	31-Mar-26	EUR	108.87	2	8	11	1	-	100%	14	9	*	9	-
61	Wipro Doha LLC	64483	26-Feb-14	01-Apr-25	31-Mar-26	QAR	25.99	5	510	699	184	-	100%	903	167	15	151	-
62	Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD	201400986907	17-Jan-14	01-Apr-25	31-Mar-26	ZAR	5.52	760	(313)	447	*	-	100%	*	(32)	*	(32)	-
63	International TechneGroup Limited	01364362	03-Oct-19	01-Apr-25	31-Mar-26	GBP	125.43	*	70	176	106	-	100%	321	69	14	55	-
64	Wipro CRM Services UK Limited	08010708	10-Aug-20	01-Apr-25	31-Mar-26	GBP	125.43	607	(328)	351	72	-	100%	359	165	37	128	-
65	International TechneGroup Incorporated	618078	03-Oct-19	01-Apr-25	31-Mar-26	USD	94.78	25	1,242	1,844	577	-	100%	2,185	936	128	808	-
66	Wipro Technologies Australia Pty Ltd	003 785 617	30-Apr-12	01-Apr-25	31-Mar-26	AUD	65.01	10,544	(7,582)	5,222	2,260	-	100%	1,210	40	(12)	52	-
67	Wipro Bahrain Limited Co. W.L.L	73168	28-Oct-09	01-Apr-25	31-Mar-26	BHD	250.26	106	317	470	47	-	100%	231	18	*	18	-
68	Wipro IT Services Bangladesh Limited	C-142404/2018	09-Jan-18	01-Apr-25	31-Mar-26	BDT	0.77	327	(1,224)	1,493	2,390	-	100%	101	(31)	166	(197)	-
69	Wipro (Dalian) Limited	91210200MA0QCU0E25	25-Dec-15	01-Jan-25	31-Dec-25	RMB	12.86	679	636	1,717	403	-	100%	2,904	570	89	482	-
70	Wipro Chengdu Limited	91510100679680363N	21-Oct-08	01-Jan-25	31-Dec-25	RMB	12.86	490	994	2,837	1,353	-	100%	3,822	896	147	749	-
71	Wipro Shanghai Limited	91310000761626497X	27-Apr-04	01-Jan-25	31-Dec-25	RMB	12.86	139	78	266	50	-	100%	178	31	2	29	-
72	PT. WT Indonesia	9120108362283	24-Jul-09	01-Apr-25	31-Mar-26	IDR	0.01	75	184	298	39	-	100%	145	4	(64)	68	-
73	ITI Proficiency Ltd	514289040	03-Oct-19	01-Apr-25	31-Mar-26	ILS	29.99	336	(272)	84	20	-	100%	126	8	*	8	-
74	Wipro Japan KK	0200-01-041271	01-May-98	01-Apr-25	31-Mar-26	JPY	0.59	256	398	2,089	1,435	-	100%	3,914	(65)	(22)	(43)	-
75	Wipro Technologies Nigeria Limited	1058534	15-Aug-12	01-Apr-25	31-Mar-26	NGN	0.07	7	(170)	179	342	-	100%	*	12	*	12	-
76	Wipro Philippines, Inc.	CS200716308	16-Oct-07	01-Apr-25	31-Mar-26	PHP	1.56	295	23,681	28,351	4,375	17,433	100%	13,082	4,706	421	4,284	-
77	Wipro Arabia Limited	2051034646	19-Jun-07	01-Jan-25	31-Dec-25	SAR	23.96	719	3,242	9,089	5,127	-	67%	11,642	1,540	236	1,304	-
78	Women's Business Park Technologies Limited	1010612575	26-Oct-17	01-Apr-25	31-Mar-26	SAR	25.25	95	368	1,629	1,166	-	67%	1,484	519	3	516	-
79	Wipro Networks Pte. Limited	199907933M	15-Dec-99	01-Apr-25	31-Mar-26	USD	94.78	2,120	1,342	3,855	392	-	100%	2,264	1,970	119	1,850	-
80	Wipro Technologies South Africa (Proprietary) Limited	201001682907	02-Nov-10	01-Apr-25	31-Mar-26	ZAR	5.52	29	524	908	355	-	100%	1,419	72	16	56	-
81	Wipro Gulf LLC	1092545	01-Jun-11	01-Apr-25	31-Mar-26	OMR	246.14	226	(92)	145	11	-	100%	(100)	(141)	(34)	(107)	-
82	Wipro (Thailand) Co. Limited	0105551123447	30-Jul-07	01-Apr-25	31-Mar-26	THB	2.88	297	61	411	53	-	100%	208	41	10	31	-
83	The Capital Markets Company Limited	791703	29-Apr-21	01-Jan-25	31-Dec-25	HKD	11.55	1,529	(1,701)	1,064	1,237	-	100%	1,591	(385)	*	(385)	-
84	Capco Consultancy (Thailand) Limited	0105560170762	29-Apr-21	01-Jan-25	31-Dec-25	THB	2.84	390	140	819	290	-	100%	726	11	3	8	-
85	The Capital Markets Company BV	0463.785.605	29-Apr-21	01-Apr-25	31-Mar-26	EUR	108.87	220	7,524	9,237	1,494	-	100%	881	11	39	(28)	-
86	Capco Belgium BV	0899.013.618	29-Apr-21	01-Apr-25	31-Mar-26	EUR	108.87	5	134	141	2	-	100%	*	2	*	2	-
87	The Capital Markets Company Limited	1548851	29-Apr-21	01-Apr-25	31-Mar-26	CAD	68.09	*	3,550	4,771	1,221	-	100%	5,548	471	139	332	-
88	The Capital Markets Company Sàrl	CHE114.474.238	29-Apr-21	01-Jan-25	31-Dec-25	CHF	113.36	2	455	1,381	924	-	100%	2,404	108	*	107	-
89	Andrion ag	CHE-105.459.487	29-Apr-21	01-Apr-25	31-Mar-26	CHF	118.54	18	130	251	103	-	100%	160	20	*	20	-
90	The Capital Markets Company S.A.S	423 059 609	29-Apr-21	01-Jan-25	31-Dec-25	EUR	105.56	4	69	1,086	1,013	-	100%	2,926	(365)	*	(365)	-
91	Capco Poland sp. z o.o.	0000689511	29-Apr-21	01-Jan-25	31-Dec-25	PLN	25.01	*	485	738	252	-	100%	1,751	227	47	180	-
92	Capafric Consulting Proprietary Limited	201100405207	29-Apr-21	01-Jan-25	31-Dec-25	ZAR	5.42	*	3	4	*	-	100%	*	(1)	*	(1)	-
93	The Capital Markets Company GmbH	48367	29-Apr-21	01-Jan-25	31-Dec-25	EUR	105.56	3	(3)	1,150	1,150	-	100%	3,151	(412)	*	(412)	-
94	Capco Austria GmbH	477979 k	29-Apr-21	01-Apr-25	31-Mar-26	EUR	108.87	58	*	121	64	-	100%	167	(31)	*	(31)	-

WIPRO INTEGRATED ANNUAL REPORT 2025-26

412

STATUTORY REPORTS AND FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

(₹ in Millions, except % of shareholding and exchange rate)

Sl. No.	Name of the Subsidiary	CIN/any other registration number of subsidiary company	Date of becoming the subsidiary/ acquisition	Start date of accounting period of subsidiary	End date of accounting period of subsidiary	Reporting Currency	Exchange rate as on Mar 31, 2026/ Dec 31, 2025/ Jan 31, 2026	Share capital (b)	Reserves and Surplus includes other comprehensive income and securities premium (b)	Total Assets (b)	Total Liabilities excluding (8) & (9) (b)	Investments (a) & (b)	% of Shareholding	Turnover (b)	Profit before taxation (b)	Provision for taxation (b)	Profit after taxation (b)	Proposed Dividend (incl. dividend tax) (b)
95	The Capital Markets Company Slovakia s.r.o.	46 620362	29-Apr-21	01-Jan-25	31-Dec-25	EUR	105.56	*	191	395	204	-	100%	883	42	18	24	-
96	Capco Greece Single Member P.C	158079501000	29-Apr-21	01-Apr-25	31-Mar-26	EUR	108.87	499	258	808	51	-	100%	719	58	13	46	-
97	Capco Brasil Serviços E Consultoria Ltda (Formerly known as Capco Brasil Serviços E Consultoria Em Informática Ltda)	35219906717	29-Apr-21	01-Apr-25	31-Mar-26	BRL	18.09	1,151	106	3,348	2,092	-	100%	8,161	561	138	423	-
98	The Capital Markets Company, LLC	2957049	29-Apr-21	01-Apr-25	31-Mar-26	USD	94.78	16,569	(8,213)	13,794	5,438	-	100%	23,808	(106)	(129)	22	-
99	Capco Consulting Services LLC	3461214	29-Apr-21	01-Apr-25	31-Mar-26	USD	94.78	*	3,866	6,277	2,411	-	100%	8,413	2,051	457	1,594	-
100	The Capital Markets Company (UK) Limited	03638404	29-Apr-21	01-Apr-25	31-Mar-26	GBP	125.43	1,856	450	8,724	6,418	-	100%	24,156	(339)	(73)	(266)	-
101	Grove Holdings 2 S.à.r.l.	B120674	29-Apr-21	01-Apr-25	31-Mar-26	USD	94.78	6,879	128	7,034	27	-	100%	*	2,486	8	2,477	-
102	Capco Consulting Singapore Pte. Ltd.	201218966M	29-Apr-21	01-Jan-25	31-Dec-25	SGD	69.90	1,028	(956)	943	871	-	100%	1,725	63	*	63	-
103	Capco Consultancy (Malaysia) SDN. BHD.	1236354-T	29-Apr-21	01-Jan-25	31-Dec-25	MYR	22.13	487	(411)	252	176	-	100%	513	(14)	*	(14)	-
104	Rizing Intermediate Holdings Inc.	7015679	20-May-22	01-Apr-25	31-Mar-26	USD	94.78	22,304	(8,666)	13,638	*	-	100%	*	*	*	*	-
105	Rizing LLC	7775086	20-May-22	01-Apr-25	31-Mar-26	USD	94.78	31,432	(27,996)	5,081	1,645	-	100%	8,328	51	53	(1)	-
106	Rizing Solutions Canada Inc.	BC1404166	20-May-22	01-Apr-25	31-Mar-26	CAD	68.09	322	(92)	1,128	898	-	100%	2,784	(58)	53	(111)	-
107	Rizing GmbH	733189	20-May-22	01-Apr-25	31-Mar-26	EUR	108.87	104	20	169	45	-	100%	179	42	(3)	45	-
108	Rizing Limited	09376752	20-May-22	01-Apr-25	31-Mar-26	GBP	125.43	*	(738)	1,529	2,267	-	100%	1,141	(1,327)	(343)	(984)	-
109	Rizing Consulting Ireland Limited	482758	20-May-22	01-Apr-25	31-Mar-26	EUR	108.87	*	346	534	188	-	100%	250	16	*	16	-
110	Rizing Consulting Pty Ltd	154 216 145	20-May-22	01-Apr-25	31-Mar-26	AUD	65.01	13	665	1,140	462	-	100%	1,588	(130)	(42)	(88)	-
111	Rizing SDN. BHD.	1142727-A	20-May-22	01-Apr-25	31-Mar-26	MYR	23.49	564	(318)	385	139	-	100%	523	40	*	40	-
112	Rizing Pte. Ltd.	201527818H	20-May-22	01-Apr-25	31-Mar-26	SGD	73.47	4,360	(3,799)	696	135	-	100%	307	82	*	82	-
113	Rizing Philippines Inc.	CS201511871	20-May-22	01-Apr-25	31-Mar-26	PHP	1.56	35	(46)	345	356	-	100%	558	(2)	*	(3)	-
114	Attune Consulting India Private Limited	U72200KA2004PTC034093	20-May-22	01-Apr-25	31-Mar-26	INR	1.00	*	77	78	*	-	100%	25	16	5	11	-
115	Rizing Geospatial LLC	L10000124484	20-May-22	01-Apr-25	31-Mar-26	USD	94.78	1,488	(1,367)	690	569	-	100%	522	(419)	(115)	(304)	-
116	Rizing Lanka (Pvt) Ltd	PV11932	20-May-22	01-Apr-25	31-Mar-26	USD	94.78	1,706	(188)	2,336	817	-	100%	1,636	12	(29)	40	-
117	Attune Netherlands B.V.	60366397	20-May-22	01-Apr-25	31-Mar-26	USD	94.78	*	3,777	3,778	2	-	100%	*	141	*	141	-
118	Rizing Germany GmbH (Formerly known as Attune Germany Gmbh)	159991	20-May-22	01-Apr-25	31-Mar-26	EUR	108.87	3	3,893	4,462	567	-	100%	2,722	213	143	70	-
119	Attune UK Ltd	05655020	20-May-22	01-Apr-25	31-Mar-26	GBP	125.43	*	76	292	217	-	100%	757	73	11	62	-
120	Rizing Solutions Pty Ltd	606 750 118	20-May-22	01-Apr-25	31-Mar-26	AUD	65.01	1,449	(1,372)	319	242	-	100%	764	121	57	63	-
121	Rizing New Zealand Ltd	5850047	20-May-22	01-Apr-25	31-Mar-26	NZD	54.23	106	(120)	13	28	-	100%	47	(8)	*	(8)	-
122	Attune Italia S.r.l.	03600760239	20-May-22	01-Apr-25	31-Mar-26	EUR	108.87	1	102	243	140	-	100%	240	18	4	15	-
123	Wipro Travel Services Limited	U91200KA1996PLC020622	10-Jun-96	01-Apr-25	31-Mar-26	INR	1.00	*	180	467	286	-	100%	79	40	10	30	-
124	Capco Technologies Private Limited	U72200KA2008PTC046855	29-Apr-21	01-Apr-25	31-Mar-26	INR	1.00	*	2,672	3,485	813	572	100%	6,417	1,022	260	762	-
125	Rizing B.V.	30212957	20-May-22	01-Apr-25	31-Mar-26	EUR	108.87	400	(221)	430	251	-	100%	362	35	5	31	-

413

(₹ in Millions, except % of shareholding and exchange rate)

Sl. No.	Name of the Subsidiary	CIN/any other registration number of subsidiary company	Date of becoming the subsidiary/ acquisition	Start date of accounting period of subsidiary	End date of accounting period of subsidiary	Reporting Currency	Exchange rate as on Mar 31, 2026/ Dec 31, 2025/ Jan 31, 2026	Share capital (b)	Reserves and Surplus includes other comprehensive income and securities premium (b)	Total Assets (b)	Total Liabilities excluding (8) & (9) (b)	Investments (a) & (b)	% of Shareholding	Turnover (b)	Profit before taxation (b)	Provision for taxation (b)	Profit after taxation (b)	Proposed Dividend (incl. dividend tax) (b)
126	Capco Solution Services GmbH	43889	08-Dec-22	01-Apr-25	31-Mar-26	EUR	108.87	3	84	87	*	-	100%	*	8	9	(1)	-
127	The Capital Markets Company Italy SRL	2688087	09-Mar-23	01-Apr-25	31-Mar-26	EUR	108.87	5	93	320	221	-	100%	625	31	*	31	-
128	Wipro Czech Republic IT Services s.r.o.	197 87 448	04-Oct-23	01-Apr-25	31-Mar-26	CZK	4.43	5	27	49	17	-	100%	62	15	3	12	-
129	Wipro Regional Headquarters	2051252011	26-Nov-23	01-Jan-25	31-Dec-25	SAR	23.96	*	18	90	72	-	100%	446	21	*	21	-
130	Aggne Global Inc.	P19000068988	13-Feb-24	01-Apr-25	31-Mar-26	USD	94.78	*	1,545	2,223	678	-	60%	1,813	625	129	496	-
131	Aggne Global IT Services Private Limited	U72900TG2020PTC145507	13-Feb-24	01-Apr-25	31-Mar-26	INR	1.00	*	233	548	314	-	60%	792	111	25	87	-
132	Wipro, Inc.	5320850	30-Sep-24	01-Apr-25	31-Mar-26	USD	94.78	*	56	57	*	-	100%	*	*	*	*	-
133	Wipro Life Science Solutions, LLC	5486856	10-Oct-24	01-Apr-25	31-Mar-26	USD	94.78	54	(58)	52	56	-	100%	7	(74)	(21)	(53)	-
134	Applied Value Technologies, Inc.	6308945	16-Dec-24	01-Apr-25	31-Mar-26	USD	94.78	*	462	739	276	-	100%	1,759	149	31	118	-
135	Applied Value Technologies B.V.	87625784	16-Dec-24	01-Apr-25	31-Mar-26	EUR	108.87	*	31	41	11	-	100%	147	11	2	9	-
136	Capco Consulting Middle East FZE	3366	17-Dec-24	01-Apr-25	31-Mar-26	AED	25.80	96	(25)	90	20	-	100%	*	(22)	*	(22)	-
137	Applied Value Technologies Pte. Ltd.	202143169D	03-Jan-25	01-Jan-25	31-Dec-25	SGD	69.90	*	39	69	30	-	100%	321	25	3	22	-
138	Harman Connected Services Morocco[c]	257567	01-Dec-25	01-Apr-25	31-Mar-26	MAD	10.09	*	*	1	2	-	100%	*	*	*	*	-
139	Wipro Connected Services Mauritius Pvt Ltd (Formerly known as Harman Connected Services Mauritius Pvt Ltd)[c]	C16039723	01-Dec-25	01-Jan-25	31-Dec-25	USD	89.87	*	185	186	1	-	100%	*	5,327	1,164	4,163	-
140	Wipro Connected Services Engineering Corp. (Formerly known as Harman Connected Services Engineering Corp.)[c]	3854172	01-Dec-25	01-Apr-25	31-Mar-26	USD	94.78	*	*	*	*	-	100%	*	*	*	*	-
141	Harman Connected Services AB[c]	556250-3515	01-Dec-25	01-Apr-25	31-Mar-26	USD	94.78	1,529	9,067	12,611	2,015	-	100%	*	126	*	126	-
142	Wipro Connected Services UK Limited (Formerly known as Harman Connected Services UK Limited)[c]	60710974	01-Dec-25	01-Apr-25	31-Mar-26	GBP	125.43	*	164	845	681	-	100%	3,019	240	64	175	-
143	Connected Services Corporation Wipro India Private Limited (Formerly known as Harman Connected Services Corporation India Pvt. Ltd.)[c]	U72200KA2002PTC030427	01-Dec-25	01-Apr-25	31-Mar-26	INR	1.00	2	8,740	13,669	4,927	2,554	100%	15,317	1,393	480	912	-
144	Harman Connected Services Solutions (Chengdu) Co. Ltd.[c]	915101006630262523	01-Dec-25	01-Jan-25	31-Dec-25	CNY	12.86	107	1,826	2,544	611	-	100%	2,102	1,874	455	1,418	-
145	Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.)[c]	3489342	01-Dec-25	01-Apr-25	31-Mar-26	USD	94.78	2,612	(37,029)	22,646	57,063	-	100%	8,319	(689)	(194)	(495)	-
146	Wipro Connected Services US Midco LLC (Formerly known as Harman Connected Services US Midco LLC)[c]	10299117	01-Dec-25	01-Apr-25	31-Mar-26	USD	94.78	*	*	*	*	-	100%	*	*	*	*	-
147	Wipro (Tianjin) Limited[d]	91120116MAEKWKWN1K	23-May-25	01-Apr-25	31-Mar-26	CNY	13.71	244	2	355	109	-	100%	90	2	*	2	-
148	Wipro Business Services LLC[d]	10477684	20-Jan-26	01-Apr-25	31-Mar-26	USD	94.78	*	*	*	*	-	100%	*	*	*	*	-

[a] Investments excludes investments in subsidiaries and associates.

[b] Indian rupee equivalents of the figures in foreign currencies of the accounts of the subsidiary entities are based on the exchange rates as of the respective reporting period end dates.

[c] In December 2025, the Company, through its subsidiaries, acquired 100% shareholding in Wipro Connected Services, Inc. (formerly Harman Connected Services, Inc.), together with its subsidiaries as disclosed in Sl. Nos. 138 to 146.

[d] During the financial year 2025-26, two subsidiaries of your Company i.e., Wipro (Tianjin) Limited and Wipro Business Services LLC were incorporated.

* Value is less than One Million Rupees.

414 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENT UNDER IND AS

WIPRO INTEGRATED ANNUAL REPORT 2025-26

2. List of Subsidiaries which are yet to commence operations

Sl. No.	CIN/any other registration number	Names of subsidiaries which are yet to commence operations
1	10477684	Wipro Business Services LLC

3. List of Subsidiaries which have been liquidated or have ceased to be a Subsidiary during the year

Sl. No.	CIN/any other registration number	Names of subsidiaries
1	01-09-885951	Wipro Holdings Hungary Korlátolt Felelősségű Társaság[(1)]
2	CS201115785	Aasonn Philippines Inc.[(1)]
3	U74999KA2016PTC129059	Wipro HR Services India Private Limited[(2)]
4	U72200KA2015PTC080266	Wipro Overseas IT Services Private Limited[(2)]
5	U72200KA2006PTC161048	Wipro Technology Product Services Private Limited[(2)]
6	U93090KA1982PLC021795	Wipro Trademarks Holding Limited[(2)]
7	U72200KA2014PTC161115	Wipro VLSI Design Services India Private Limited[(2)]
8	10283202	Wipro Digital Inc.[(2)]
9	10155269	Rizing Consulting USA, LLC[(2)]
10	6365669	Capco RISC Consulting LLC[(2)]
11	6419128	Cardinal US Holdings, Inc.[(2)]

[(1)] During the financial year 2025-26, two subsidiaries of your Company i.e. Wipro Holdings Hungary Korlátolt Felelősségű Társaság and Aasonn Philippines Inc. were de-registered.

[(2)] During the financial year 2025-26, following subsidiaries of your Company merged:

- The Hon'ble National Company Law Tribunal, Bengaluru bench vide its order dated June 6, 2025, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025.
- Wipro Digital Inc. was incorporated effective August 4, 2025 and merged with Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.) effective December 1, 2025.
- Rizing Consulting USA, LLC merged with Rizing LLC effective March 31, 2026.
- Capco RISC Consulting LLC merged with The Capital Markets Company, LLC effective March 30, 2026.
- Cardinal US Holdings, Inc. merged with Wipro IT Services, LLC effective March 31, 2026.

Part- B: Associates and Joint Ventures

4. List of Associates and Joint Ventures

Name of the associates/Joint Ventures	Latest audited Balance Sheet date	Date on which the Associate or Joint Venture was associated or acquired	Shares of Associate/Joint Ventures held by the Company on the year end			Description of how there is significant influence	Reason why the associate/joint venture is not consolidated	Networth attributable to shareholding as per latest audited Balance Sheet	Profit or Loss for the year	
			No. of shares held by the Company in Associate on the year end	Amount of investment in Associates	Extent of Holding (in percentage)				Considered in Consolidation	Not Considered in Consolidation
Drivestream Inc.	31-Dec-24	12-Jun-17	94,527 Series A Preferred Stock 27,865 common stock 190,525 Series B Preferred stock 400 Series C Preferred stock	USD 13,480,032	43.75	Extent of equity holding in the associate company exceeds 20%.	Not Applicable	USD 830,357	USD 3,196,579	USD 4,109,888
SDVerse LLC	31-Dec-25	05-Mar-24	5,850,000 Class A Units	USD 5,850,000	27.00	Extent of equity holding in the joint venture company exceeds 20%.	Not Applicable	USD 1,645,471	(USD 286,467)	(USD 774,521)

5. List of associates or joint ventures which are yet to commence operations - Not Applicable

6. List of associates or joint ventures which have been liquidated or have ceased to be associate or joint venture during the year- Not Applicable

Rishad A. Premji
Chairman
(DIN: 02983899)

Deepak M. Satwalekar
Director
(DIN: 00009627)

Srinivas Pallia
Chief Executive Officer and Managing Director
(DIN: 10574442)

Aparna Iyer
Chief Financial Officer

M. Sanaulla Khan
Company Secretary

415

416 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS To the Shareholders and the Board of Directors of Wipro Limited OPINION ON THE FINANCIAL STATEMENTS We have audited the accompanying consolidated statements of financial position of Wipro Limited and subsidiaries (the “Company”) as of March 31, 2026 and 2025, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended March 31, Public 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). Registered We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 2, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting. BASIS FOR OPINION These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based Independent on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance Firm about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Accounting financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the REPORT 2025-26 overall presentation of the financial statements. We believe that our audits provide a ANNUAL of reasonable basis for our opinion. Report INTEGRATED WIPRO

417 CRITICAL AUDIT MATTER How the Critical Audit Matter Was Addressed in the Audit Our audit procedures related to estimate of efforts to complete The critical audit matter communicated below is a matter arising for fixed-price contracts accounted using the percentage-of-from the current-period audit of the financial statements that completion method included the following, among others: was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that • We tested the effectiveness of controls relating to (1) are material to the financial statements and (2) involved our recording of efforts incurred and estimation of efforts especially challenging, subjective, or complex judgments. The required to complete the remaining performance obligations, communication of critical audit matters does not alter in any way and (2) access and application controls pertaining to our opinion on the financial statements, taken as a whole, and time recording and allocation systems, which prevents we are not, by communicating the critical audit matter below, unauthorized changes to recording of efforts incurred. providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. • We selected a sample of fixed-price contracts with customers accounted using percentage-of-completion method and Revenue from fixed-price contracts using the percentage-of- performed the following: completion method—Refer Notes 2 (iv)(a), 3(xiv)B(i) and 24 to the financial statements. • Read the contract and based on the terms and conditions evaluated whether recognizing revenue Critical Audit Matter Description over time using percentage-of-completion method Revenue from fixed-price contracts, including software was appropriate, and confirmed that the contract was development, and integration contracts, where the included in management’s calculation of revenue performance obligations are satisfied over time, is recognized over time. using the percentage-of-completion method. • Evaluated the appropriateness of and consistency Use of the percentage-of-completion method requires the in the application of management’s policies and Company to determine the project costs incurred to date as a methodologies to estimate progress towards percentage of total estimated project costs at completion. The satisfying the performance obligation. estimation of total project costs involves significant judgment • Compared efforts incurred to date with Company’s and is assessed throughout the period of the contract to reflect estimate of efforts incurred to date to identify any changes based on the latest available information. In significant variations and evaluate whether those addition, provisions for estimated losses, if any, on uncompleted variations have been considered appropriately contracts are recorded in the period in which such losses in estimating the remaining efforts to complete become probable based on the total estimated project costs. the contract. We identified the revenue recognition for fixed-price contracts • Tested the estimate for consistency with the status where the percentage-of-completion method is used as of delivery of milestones, customer acceptances and a critical audit matter because of the significant judgment other related information to identify possible delays involved in estimating the efforts to complete such contracts. in achieving milestones, which require changes This estimate has a high inherent uncertainty and requires in estimated efforts to complete the remaining consideration of progress of the contract, efforts incurred performance obligations. to-date and estimates of efforts required to complete the remaining performance obligations. This required a high degree of auditor judgment in evaluating /s/ Deloitte Haskins & Sells LLP the audit evidence supporting estimated efforts to complete and Bengaluru, India a higher extent of audit effort to evaluate the reasonableness of the total estimated efforts used to recognize revenue from fixed- June 2, 2026 price contracts using the percentage-of-completion method. We have served as the Company’s auditor since fiscal 2018.

418 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS To the Shareholders and the Board of Directors of Wipro Limited OPINION ON INTERNAL CONTROL OVER FINANCIAL REPORTING We have audited the internal control over financial reporting of Wipro Limited and subsidiaries (the “Company”) as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Public Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the financial statements as of Registered and for the year ended March 31, 2026, of the Company and our report dated June 2, 2026, expressed an unqualified opinion on those financial statements. BASIS FOR OPINION The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent Independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all Firm material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for REPORT 2025-26 Accounting our opinion. ANNUAL of Report INTEGRATED WIPRO

419 DEFINITION AND LIMITATIONS OF INTERNAL directors of the company; and (3) provide reasonable assurance CONTROL OVER FINANCIAL REPORTING regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that A company’s internal control over financial reporting is a could have a material effect on the financial statements. process designed to provide reasonable assurance regarding Because of its inherent limitations, internal control over financial the reliability of financial reporting and the preparation of reporting may not prevent or detect misstatements. Also, financial statements for external purposes in accordance projections of any evaluation of effectiveness to future periods with generally accepted accounting principles. A company’s are subject to the risk that controls may become inadequate internal control over financial reporting includes those policies because of changes in conditions, or that the degree of and procedures that (1) pertain to the maintenance of records compliance with the policies or procedures may deteriorate. that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in /s/ Deloitte Haskins & Sells LLP accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made Bengaluru, India only in accordance with authorizations of management and June 2, 2026

420 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Consolidated Statements of Financial Position

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2025	As at March 31, 2026	As at March 31, 2026 Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS				
Goodwill	6	325,014	387,399	4,129
Intangible assets	6	27,450	29,176	311
Property, plant and equipment	4	80,684	81,787	872
Right-of-Use assets	5	25,598	28,287	301
Financial assets				
Derivative assets	19	^	-	-
Investments	8	26,458	28,053	299
Trade receivables	9	299	349	4
Unbilled receivables		-	7,433	79
Other financial assets	12	4,664	6,259	67
Investments accounted for using the equity method	8	1,327	2,126	23
Deferred tax assets	21	2,561	5,242	56
Non-current tax assets		7,230	7,787	83
Other non-current assets	13	7,460	9,010	96
Total non-current assets		508,745	592,908	6,320
Inventories	10	694	517	6
Financial assets				
Derivative assets	19	1,820	888	9
Investments	8	411,474	437,680	4,665
Cash and cash equivalents	11	121,974	105,555	1,125
Trade receivables	9	117,745	135,901	1,448
Unbilled receivables		64,280	76,823	819
Other financial assets	12	8,448	10,245	109
Contract assets		15,795	14,819	158
Current tax assets		6,417	10,762	115
Other current assets	13	29,128	33,164	353
Total current assets		777,775	826,354	8,807
TOTAL ASSETS		1,286,520	1,419,262	15,127

WIPRO INTEGRATED ANNUAL REPORT 2025-26

421

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2025	As at March 31, 2026	As at March 31, 2026 Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
EQUITY				
Share capital		20,944	20,977	224
Share premium		2,628	6,158	66
Retained earnings		716,477	735,057	7,834
Share-based payment reserve		6,985	7,920	84
Special Economic Zone Re-investment reserve		27,778	25,966	277
Other components of equity		53,497	89,290	952
Equity attributable to the equity holders of the Company		**828,309**	**885,368**	**9,437**
Non-controlling interests		2,138	2,509	27
TOTAL EQUITY		**830,447**	**887,877**	**9,464**
LIABILITIES				
Financial liabilities				
Loans and borrowings	14	63,954	1,962	21
Lease liabilities	5	22,193	26,327	281
Accrued expenses	15	-	4,394	47
Other financial liabilities	16	7,793	6,743	72
Deferred tax liabilities	21	16,443	17,266	184
Non-current tax liabilities		42,024	48,195	514
Other non-current liabilities	17	17,119	23,042	246
Provisions	18	294	224	2
Total non-current liabilities		**169,820**	**128,153**	**1,367**
Financial liabilities				
Loans, borrowings and bank overdrafts	14	97,863	165,912	1,768
Lease liabilities	5	8,025	8,709	92
Derivative liabilities	19	968	10,978	117
Trade payables and accrued expenses	15	88,252	94,924	1,012
Other financial liabilities	16	3,878	11,357	120
Contract liabilities		20,063	25,434	271
Current tax liabilities		34,481	49,621	529
Other current liabilities	17	31,086	34,801	371
Provisions	18	1,637	1,496	16
Total current liabilities		**286,253**	**403,232**	**4,296**
TOTAL LIABILITIES		**456,073**	**531,385**	**5,663**
TOTAL EQUITY AND LIABILITIES		**1,286,520**	**1,419,262**	**15,127**

^ Value is less than 0.5

The accompanying notes form an integral part of these consolidated financial statements.

422 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Consolidated Statements of Income

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026	Year ended March 31, 2026 Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	24	897,603	890,884	926,240	9,871
Cost of revenues	25	(631,497)	(617,802)	(656,192)	(6,993)
Gross profit		266,106	273,082	270,048	2,878
Selling and marketing expenses	25	(69,972)	(64,378)	(59,216)	(631)
General and administrative expenses	25	(60,375)	(57,465)	(61,434)	(655)
Foreign exchange gains/(losses), net	27	340	32	1,853	20
Results from operating activities		136,099	151,271	151,251	1,612
Finance expenses	26	(12,552)	(14,770)	(14,577)	(156)
Finance and other income	27	23,896	38,202	36,491	389
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	8	(233)	254	257	3
Profit before tax		147,210	174,957	173,422	1,848
Income tax expense	21	(36,089)	(42,777)	(40,767)	(434)
Profit for the year		111,121	132,180	132,655	1,414
Profit attributable to:					
Equity holders of the Company		110,452	131,354	131,974	1,407
Non-controlling interests		669	826	681	7
Profit for the year		111,121	132,180	132,655	1,414
Earnings per equity share:	28				
Attributable to equity holders of the Company					
Basic		10.44	12.56	12.60	0.13
Diluted		10.41	12.52	12.56	0.13
Weighted average number of equity shares used in computing earnings per equity share					
Basic		10,576,571,110	10,456,741,552	10,476,247,846	10,476,247,846
Diluted		10,611,424,628	10,488,939,392	10,503,422,936	10,503,422,936

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

423

Consolidated Statements of Comprehensive Income

(₹ in millions, except share and per share data, unless otherwise stated)

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026	Year ended March 31, 2026 Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
Profit for the year		111,121	132,180	132,655	1,414
Other comprehensive income (OCI)					
Items that will not be reclassified to profit or loss in subsequent periods					
Remeasurements of the defined benefit plans, net	30	82	274	132	1
Net change in fair value of investment in equity instruments measured at fair value through OCI		(473)	(3,476)	(1,448)	(15)
		(391)	(3,202)	(1,316)	(14)
Items that will be reclassified to profit or loss in subsequent periods					
Foreign currency translation differences		4,219	7,331	46,643	497
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to consolidated statement of income	20	(198)	(41)	-	-
Net change in time value of option contracts designated as cash flow hedges, net of taxes	19, 21	198	(189)	55	1
Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	19, 21	128	146	(1,234)	(13)
Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	19, 21	1,655	(745)	(6,015)	(64)
Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes		1,516	963	(2,094)	(23)
		7,518	7,465	37,355	398
Total other comprehensive income, net of taxes		7,127	4,263	36,039	384
Total comprehensive income for the year		118,248	136,443	168,694	1,798
Total comprehensive income attributable to:					
Equity holders of the Company		117,744	135,595	167,767	1,788
Non-controlling interests		504	848	927	10
		118,248	136,443	168,694	1,798

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

424

STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Consolidated Statements of Changes in Equity

(₹ in millions, except share and per share data, unless otherwise stated)

	Number of Shares[1]	Share capital, fully paid-up	Share premium	Retained earnings	Share-based payment reserve	Special Economic Zone re-investment reserve	Other components of equity			Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
							Foreign currency translation reserve[2]	Cash flow hedging reserve[3]	Other reserves[2]			
As at April 1, 2023	5,487,917,741	10,976	3,689	660,964	5,632	46,803	43,255	(1,403)	11,248	781,164	589	781,753
Comprehensive income for the year												
Profit for the year	-	-	-	110,452	-	-	-	-	-	110,452	669	111,121
Other comprehensive income	-	-	-	-	-	-	4,006	1,981	1,305	7,292	(165)	7,127
Total comprehensive income for the year	-	-	-	110,452	-	-	4,006	1,981	1,305	117,744	504	118,248
Issue of equity shares on exercise of options	6,883,426	13	3,370	-	(3,370)	-	-	-	-	13	-	13
Issue of shares by controlled trust on exercise of options[1]	-	-	-	1,462	(1,462)	-	-	-	-	-	-	-
Compensation cost related to employee share-based payment	-	-	-	7	5,584	-	-	-	-	5,591	-	5,591
Transferred to Special Economic Zone re-investment reserve	-	-	-	4,674	-	(4,674)	-	-	-	-	-	-
Buyback of equity shares, including tax thereon[4]	(269,662,921)	(539)	(3,768)	(141,015)	-	-	-	-	539	(144,783)	-	(144,783)
Transaction cost related to buyback of equity shares[4]	-	-	-	(390)	-	-	-	-	-	(390)	-	(390)
Financial liability on written put options[5]	-	-	-	-	-	-	-	-	(4,238)	(4,238)	-	(4,238)
Non-controlling interests on acquisition of subsidiary[5]	-	-	-	-	-	-	-	-	-	-	472	472
Dividend[4]	-	-	-	(5,218)	-	-	-	-	-	(5,218)	(322)	(5,540)
Others	-	-	-	-	-	-	-	-	-	-	97	97
Other transactions for the year	(262,779,495)	(526)	(398)	(140,480)	752	(4,674)	-	-	(3,699)	(149,025)	247	(148,778)
As at March 31, 2024	5,225,138,246	10,450	3,291	630,936	6,384	42,129	47,261	578	8,854	749,883	1,340	751,223

[1] Includes 5,952,740 treasury shares held as at March 31, 2024 by a controlled trust. 3,943,096 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2024.
[2] Refer to Note 20
[3] Refer to Note 19
[4] Refer to Note 22
[5] Refer to Note 7

The accompanying notes form an integral part of these consolidated financial statements.

425

(₹ in millions, except share and per share data, unless otherwise stated)

	Number of Shares[1]	Share capital, fully paid-up	Share premium	Retained earnings	Share-based payment reserve	Special Economic Zone re-investment reserve	Other components of equity			Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
							Foreign currency translation reserve[2]	Cash flow hedging reserve[3]	Other reserves[2]			
As at April 1, 2024	5,225,138,246	10,450	3,291	630,936	6,384	42,129	47,261	578	8,854	749,883	1,340	751,223
Comprehensive income for the year												
Profit for the year	-	-	-	131,354	-	-	-	-	-	**131,354**	826	**132,180**
Other comprehensive income	-	-	-	-	-	-	7,253	(788)	(2,224)	**4,241**	22	**4,263**
Total comprehensive income for the year	-	-	-	131,354	-	-	7,253	(788)	(2,224)	135,595	848	136,443
Issue of equity shares on exercise of options	13,628,596	27	4,950	-	(4,950)	-	-	-	-	**27**	-	**27**
Bonus issue of equity shares[4]	5,233,369,207	10,467	(5,613)	(3,193)	-	-	-	-	(1,661)	**-**	-	**-**
Dividend[4]	-	-	-	(62,750)	-	-	-	-	-	**(62,750)**	-	**(62,750)**
Transfer from Other components of equity[2]	-	-	-	5,754	-	-	-	-	(5,754)	**-**	-	**-**
Transfer of shares pertaining to Non-controlling interests of subsidiary	-	-	-	25	-	-	(14)	-	(8)	**3**	(3)	**-**
Compensation cost related to employee share-based payment	-	-	-	-	5,551	-	-	-	-	**5,551**	-	**5,551**
Transferred from Special Economic Zone re-investment reserve	-	-	-	14,351	-	(14,351)	-	-	-	**-**	-	**-**
Others	-	-	-	-	-	-	-	-	-	**-**	(47)	**(47)**
Other transactions for the year	5,246,997,803	10,494	(663)	(45,813)	601	(14,351)	(14)	-	(7,423)	(57,169)	(50)	(57,219)
As at March 31, 2025	10,472,136,049	20,944	2,628	716,477	6,985	27,778	54,500	(210)	(793)	828,309	2,138	830,447

[1] Includes 11,905,480 treasury shares held as at March 31, 2025 by a controlled trust.
[2] Refer to Note 20
[3] Refer to Note 19
[4] Refer to Note 22

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

426

STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

(₹ in millions, except share and per share data, unless otherwise stated)

	Number of Shares[1]	Share capital, fully paid-up	Share premium	Retained earnings	Share-based payment reserve	Special Economic Zone re-investment reserve	Other components of equity			Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
							Foreign currency translation reserve[2]	Cash flow hedging reserve[3]	Other reserves[2]			
As at April 1, 2025	10,472,136,049	20,944	2,628	716,477	6,985	27,778	54,500	(210)	(793)	828,309	2,138	830,447
Comprehensive income for the year												
Profit for the year	-	-	-	131,974	-	-	-	-	-	131,974	681	132,655
Other comprehensive income	-	-	-	-	-	-	46,377	(7,194)	(3,390)	35,793	246	36,039
Total comprehensive income for the year	-	-	-	131,974	-	-	46,377	(7,194)	(3,390)	167,767	927	168,694
Issue of equity shares on exercise of options	16,276,409	33	3,530	-	(3,530)	-	-	-	-	33	-	33
Dividend[4]	-	-	-	(115,206)	-	-	-	-	-	(115,206)	(569)	(115,775)
Compensation cost related to employee share-based payment	-	-	-	-	4,465	-	-	-	-	4,465	-	4,465
Transferred from Special Economic Zone re-investment reserve	-	-	-	1,812	-	(1,812)	-	-	-	-	-	-
Others	-	-	-	-	-	-	(5)	5	-	-	13	13
Other transactions for the year	16,276,409	33	3,530	(113,394)	935	(1,812)	(5)	5	-	(110,708)	(556)	(111,264)
As at March 31, 2026	10,488,412,458	20,977	6,158	735,057	7,920	25,966	100,872	(7,399)	(4,183)	885,368	2,509	887,877
Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)		224	66	7,834	84	277	1,075	(79)	(44)	9,437	27	9,464

[1] Includes 11,905,480 treasury shares held as at March 31, 2026 by a controlled trust.
[2] Refer to Note 20
[3] Refer to Note 19
[4] Refer to Note 22

The accompanying notes form an integral part of these consolidated financial statements

427

Consolidated Statements of Cash Flows

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026	Year ended March 31, 2026 Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities:					
Profit for the year		111,121	132,180	132,655	1,414
Adjustments to reconcile profit for the year to net cash generated from operating activities:					
Gain on sale of property, plant and equipment, net		(2,072)	(606)	(393)	(4)
Depreciation, amortization and impairment expense	25	34,071	29,579	29,107	310
Unrealized exchange (gain)/ loss, net		655	(623)	2,168	23
Share-based compensation expense		5,584	5,551	4,465	48
Share of net (profit)/loss of associate and joint venture accounted for using equity method		233	(254)	(257)	(3)
Income tax expense	21	36,089	42,777	40,767	434
Finance and other income, net of finance expenses		(11,344)	(23,432)	(21,914)	(234)
Change in fair value of contingent consideration		(1,300)	(169)	49	1
Lifetime expected credit loss/(write-back)	25	640	324	2,838	30
Other non-cash items		488	-	-	-
Changes in operating assets and liabilities; net of effects from acquisitions:					
(Increase)/Decrease in trade receivables		7,824	1,894	(11,442)	(122)
(Increase)/Decrease in unbilled receivables and contract assets		5,919	(1,331)	(14,498)	(154)
(Increase)/Decrease in Inventories		287	213	184	2
(Increase)/Decrease in other financial assets and other assets		8,869	6,609	(205)	(2)
Increase/(Decrease) in trade payables, accrued expenses, other financial liabilities, other liabilities and provisions		(435)	548	8,482	90
Increase/(Decrease) in contract liabilities		(5,053)	2,341	3,555	38
Cash generated from operating activities before taxes		**191,576**	**195,601**	**175,561**	**1,871**
Income taxes paid, net		(15,360)	(26,175)	(26,245)	(280)
Net cash generated from operating activities		**176,216**	**169,426**	**149,316**	**1,591**

428 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026	Year ended March 31, 2026 Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from investing activities:					
Payment for purchase of property, plant and equipment		(10,510)	(14,737)	(15,603)	(166)
Proceeds from disposal of property, plant and equipment		4,022	1,822	758	8
Investment in associate		-	-	(352)	(4)
Payment for purchase of investments		(975,069)	(801,582)	(837,806)	(8,929)
Proceeds from sale of investments		978,598	706,520	816,732	8,704
Payment for business acquisitions including deposits and escrow, net of cash acquired		(5,291)	(964)	(26,033)	(277)
Payment for investment in joint venture		(484)	-	-	-
Proceeds from/(repayment of) security deposit for property, plant and equipment		300	(300)	-	-
Interest received		20,111	26,212	28,878	308
Dividend received	27	3	2,299	3	^
Net cash generated from/(used in) investing activities		**11,680**	**(80,730)**	**(33,423)**	**(356)**
Cash flows from financing activities:					
Proceeds from issuance of equity shares and shares pending allotment		13	27	33	^
Repayment of loans and borrowings		(130,557)	(177,672)	(259,841)	(2,769)
Proceeds from loans and borrowings		120,500	195,595	253,089	2,697
Payment of lease liabilities including interests	5	(10,060)	(10,474)	(11,561)	(123)
Payment for buyback of equity shares, including tax and transaction cost		(145,173)	-	-	-
Payment for contingent consideration		(1,294)	-	(648)	(7)
Payment of deferred consideration on business combination		-	-	(221)	(2)
Interest and finance expenses paid		(10,456)	(8,689)	(6,336)	(67)
Payment of dividend		(5,218)	(62,750)	(115,206)	(1,228)
Payment of dividend to Non-controlling interests holders		(322)	-	(569)	(6)
Net cash generated used in financing activities		**(182,567)**	**(63,963)**	**(141,260)**	**(1,505)**
Net increase/(decrease) in cash and cash equivalents during the year		5,329	24,733	(25,367)	(270)
Effect of exchange rate changes on cash and cash equivalents		(239)	290	8,948	95
Cash and cash equivalents at the beginning of the year	11	91,861	96,951	121,974	1,300
Cash and cash equivalents at the end of the year	11	**96,951**	**121,974**	**105,555**	**1,125**

Refer to Note 14 for supplementary information on the consolidated statement of cash flows.
^ Value is less than 0.5

The accompanying notes form an integral part of these consolidated financial statements.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

429 1. THE COMPANY OVERVIEW stated) Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries Statements otherwise and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or “the Group”) is a leading artificial intelligence (“AI”) powered technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our consulting-led approach and the Wipro Intelligence™ unified suite of AI-powered platforms, solutions and transformative offerings, we help clients realize their boldest ambitions to build intelligent and sustainable businesses. Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depository Shares (“ADS”) Financial representing equity shares are also listed on the New York Stock Exchange. The Company’s Board of Directors authorized these consolidated financial statements except share and per share data, unless for issue on June 2, 2026. millions, 2. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS I in Consolidated ( (i) Statement of compliance and basis of preparation The consolidated financial statements have been prepared in compliance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All accounting policies have been applied consistently to all periods presented in these consolidated financial statements, except for new accounting standards adopted by the Company. The consolidated financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the consolidated statement of income, consolidated statement of comprehensive income and consolidated statement of financial position. These items are disaggregated separately in the notes to the consolidated financial statements, where applicable. The assets which are expected to be realized within a period of twelve months from the the end of reporting period are classified as current assets. Similarly, the liabilities which are expected to be settled within a period of twelve months from the end of reporting period are classified as current liabilities. All other assets and liabilities are classified as non-current. to All amounts included in the consolidated financial statements are reported in millions of Notes Indian Rupees (I in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures. Previous year figures have been regrouped/rearranged, wherever necessary.

430 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) (ii) Basis of measurement at monetary amounts that cannot be observed directly and must instead be estimated. In such a The consolidated financial statements have been case, management develops an accounting estimate prepared on a historical cost convention and on an to achieve the objective set out by the accounting accrual basis, except for the following material items policy. Developing accounting estimates involves the which have been measured at fair value as required use of judgments or assumptions based on the latest by relevant IFRS: available and reliable information. Actual results may differ from those accounting estimates. a. Derivative financial instruments; Accounting estimates and underlying assumptions b. Financial instruments classified as fair value are reviewed on an ongoing basis. Changes to through other comprehensive income or fair accounting estimates are recognized in the period in value through profit or loss; which the estimates are changed and in any future c. The defined benefit liability/(asset) is recognized periods affected. In particular, information about as the present value of defined benefit obligation material areas of estimation, uncertainty and critical less fair value of plan assets; and judgments in applying accounting policies that have the material effect on the amounts recognized in the d. Contingent consideration and liability on written consolidated financial statements are included in the put options. following notes: (iii) Convenience translation (unaudited) a) Revenue recognition: The Company applies judgment to determine whether each product The accompanying consolidated financial statements or service promised to a customer is capable have been prepared and reported in Indian Rupees, of being distinct, and is distinct in the context the functional currency of the Parent Company. Solely of the contract, if not, the promised product or for the convenience of the readers, the consolidated service is combined and accounted as a single financial statements as at and for the year ended March performance obligation. The Company allocates 31, 2026, have been translated into United States the Transaction Price (as defined below in Note Dollars at the certified foreign exchange rate of U.S.$ 3(xiv)) to separately identifiable performance 1 = I 93.83 as published by Federal Reserve Board obligation deliverables based on their relative of Governors on March 31, 2026. No representation stand-alone selling price. In cases where the is made that the Indian Rupee amounts have been, Company is unable to determine the stand-could have been or could be converted into United alone selling price the Company uses expected States Dollars at such a rate or any other rate. Due cost-plus margin approach in estimating the to rounding off, the translated numbers presented stand-alone selling price. The Company uses throughout the document may not add up precisely the percentage of completion method using to the totals. the input (cost expended) method to measure progress towards completion in respect of (iv) Use of estimates and judgment fixed-price contracts. Percentage of completion method accounting relies on estimates of The preparation of the consolidated financial total expected contract revenue and costs. REPORT 2025-26 statements in conformity with IFRS requires the This method is followed when reasonably ANNUAL management to make judgments, accounting dependable estimates of the revenues and costs estimates and assumptions that affect the application applicable to various elements of the contract of accounting policies and the reported amounts of INTEGRATED can be made. Key factors that are reviewed in assets, liabilities, income, and expenses. Accounting estimating the future costs to complete include estimates are monetary amounts in the consolidated estimates of future labor costs and productivity financial statements that are subject to measurement efficiencies. Because the financial reporting uncertainty. An accounting policy may require items of these contracts depends on estimates that WIPRO in consolidated financial statements to be measured

431 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) are assessed continually during the term of these future taxable income in making this assessment. contracts, revenue recognized, profit and timing of The amount of deferred tax assets considered revenue for remaining performance obligations are realizable, however, could reduce in the near term if subject to revisions as the contract progresses to estimates of future taxable income during the carry-completion. When estimates indicate that a loss will forward period are reduced. be incurred, the loss is provided for in the period in d) Business combinations: In accounting for business which the loss becomes probable. Volume discounts combinations, judgment is required to assess are recorded as a reduction of revenue. When the whether an identifiable intangible asset is to be amount of discount varies with the levels of revenue, recorded separately from goodwill. Additionally, volume discount is recorded based on estimate of estimating the acquisition date fair value of the future revenue from the customer. identifiable assets acquired (including useful life b) Impairment testing: Goodwill recognized on estimates), liabilities assumed, and contingent business combination is tested for impairment at consideration assumed involves management least annually and when events occur or changes judgment. These measurements are based on in circumstances indicate that the recoverable information available at the acquisition date and are amount of goodwill or a cash generating unit to which based on expectations and assumptions that have goodwill pertains, is less than the carrying value. The been deemed reasonable by management. Changes Company assesses acquired intangible assets with in these judgments, estimates, and assumptions can finite useful life for impairment whenever events or materially affect the results of operations. changes in circumstances indicate that the carrying e) Defined benefit plans and compensated absences: amount may not be recoverable. The recoverable The cost of the defined benefit plans, compensated amount of an asset or a cash generating unit is higher absences and the present value of the defined of value-in-use and fair value less cost of disposal. benefit obligations are based on actuarial valuation The calculation of value in use of an asset or a cash using the projected unit credit method. An actuarial generating unit involves use of significant estimates valuation involves making various assumptions that and assumptions which include turnover, growth may differ from actual developments in the future. rates and net margins used to calculate projected These include the determination of the discount future cash flows, risk-adjusted discount rate, future rate, future salary increases and mortality rates. Due economic and market conditions. to the complexities involved in the valuation and c) Income taxes: The major tax jurisdictions for the its long-term nature, a defined benefit obligation is Company are India and the United States. highly sensitive to changes in these assumptions. All Significant judgments are involved in determining assumptions are reviewed at each reporting date. the provision for income taxes including judgment f) Expected credit losses on financial assets: The on whether tax positions are probable of being impairment provisions of financial assets are based sustained in tax assessments. A tax assessment can on assumptions about risk of default and expected involve complex issues, which can only be resolved timing of collection. The Company uses judgment in over extended time periods. making these assumptions and selecting the inputs Deferred tax is recorded on temporary differences to the expected credit loss calculation based on between the tax bases of assets and liabilities and the Company’s history of collections, customer’s their carrying amounts, at the rates that have been creditworthiness, existing market conditions as well enacted or substantively enacted at the reporting as forward-looking estimates at the end of each date. The ultimate realization of deferred tax assets reporting period. is dependent upon the generation of future taxable g) Useful lives of property, plant and equipment: The profits during the periods in which those temporary Company depreciates property, plant and equipment differences and tax loss carry-forwards become on a straight-line basis over estimated useful lives deductible. The Company considers expected of the assets. The charge in respect of periodic reversal of deferred tax liabilities and projected depreciation is derived based on an estimate of an

432 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) asset’s expected useful life and the expected The financial statements of the Group companies residual value at the end of its life. The lives are consolidated on a line-by-line basis and all intra-are based on historical experience with similar Group balances, transactions, income and expenses assets as well as anticipation of future events, are eliminated in full on consolidation. which may impact their life, such as changes in technology. The estimated useful life is reviewed Non-controlling interests at least annually. Non-controlling interests in the net assets (excluding h) Provisions and contingent liabilities: The goodwill) of consolidated subsidiaries are identified Company estimates the provisions that have separately from the Company’s equity. The interest present obligations as a result of past events of non-controlling shareholders may be initially and it is probable that outflow of resources will measured either at fair value or at the non-controlling be required to settle the obligations. These interest’s proportionate share of the fair value of provisions are reviewed at the end of each the acquiree’s identifiable net assets. The choice reporting date and are adjusted to reflect the of measurement basis is made on an acquisition to current best estimates. acquisition basis. Subsequent to acquisition, the The Company uses significant judgment to carrying amount of non-controlling interests is the disclose contingent liabilities. Contingent amount of those interests at initial recognition plus liabilities are disclosed when there is a possible the non-controlling interest’s share of subsequent obligation arising from past events, the existence changes in equity. Total comprehensive income of which will be confirmed only by the occurrence is attributed to non-controlling interests even if it or non-occurrence of one or more uncertain results in the non-controlling interests having a future events not wholly within the control of deficit balance. the Company or a present obligation that arises from past events where it is either not probable Liability for written put options to that an outflow of resources will be required to non-controlling interests settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets At initial recognition, the liability for put options issued are neither recognized nor disclosed in the to non-controlling interests, to be settled in cash by financial statements. the Company, which do not grant present access to ownership interest to the Company is recognized as 3. MATERIAL ACCOUNTING POLICY financial liability at present value of the redemption amount with a corresponding debit in other reserves INFORMATION within equity. (i) Basis of consolidation The liability is subsequently remeasured at the end of Subsidiaries and controlled trusts each period and accreted through financial expenses The Company determines the basis of control in up to the redemption amount that is payable at the line with the requirements of IFRS 10, Consolidated date at which the option first becomes exercisable. Financial Statements. Subsidiaries and controlled In the event that the option expires unexercised, REPORT 2025-26 trusts are entities controlled by the Group. The Group the liability is derecognized with a corresponding ANNUAL controls an entity when the parent has power over adjustment to equity. the entity, it is exposed to, or has rights to, variable INTEGRATED returns from its involvement with the entity and has the Investments accounted for using the equity ability to affect those returns through its power over method the entity. The financial statements of subsidiaries and controlled trusts are included in the consolidated Investments accounted for using the equity method are entities in respect of which, the Company financial statements from the date on which control WIPRO commences until the date on which control ceases. has significant influence, but not control, over the

433 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) financial and operating policies. Generally, a company at fair value through other comprehensive income has a significant influence if it holds between 20% and are included in other comprehensive income, net 50% of the voting power of another entity. Investments in of taxes. such entities are accounted for using the equity method and are initially recognized at cost. The carrying amount b) Foreign operations of investment is increased/ decreased to recognize investors share of profit or loss of the investee after the For the purpose of presenting consolidated acquisition date. financial statements, the assets and liabilities of the Company’s foreign operations that have a functional currency other than Indian Rupees are translated (ii) Functional and presentation currency into Indian Rupees using exchange rates prevailing Items included in the financial statements of each of the at the reporting date. Income and expense items Company’s entities are measured using the currency of are translated at the average exchange rates for the primary economic environment in which these entities the period. Exchange differences arising, if any, are operate (i.e. the “functional currency”). These consolidated recognized in other comprehensive income and held financial statements are presented in Indian Rupees, in foreign currency translation reserve (“FCTR”), a which is the functional currency of the Parent Company. component of equity, except to the extent that the translation difference is allocated to non-controlling (iii) Foreign currency transactions and interest. When a foreign operation is disposed of, the relevant amount recognized in FCTR is transferred translation to the consolidated statement of income as part of a) Transactions and balances the profit or loss on disposal. Goodwill and fair value Transactions in foreign currency are translated adjustments arising on the acquisition of a foreign into the respective functional currencies using operation are treated as assets and liabilities of the the exchange rates prevailing at the date of the foreign operation and translated at the exchange transaction. Foreign exchange gains and losses rate prevailing at the reporting date. resulting from the settlement of such transactions and from translation at the exchange rates prevailing c) Others at the reporting date of monetary assets and liabilities Foreign currency differences arising on the translation denominated in foreign currencies are recognized in or settlement of a financial liability designated as a the consolidated statement of income and reported hedge of a net investment in a foreign operation are within foreign exchange gains/(losses), net, within recognized in other comprehensive income and results of operating activities except when deferred presented within equity in the FCTR to the extent in other comprehensive income as qualifying cash the hedge is effective. To the extent the hedge is flow hedges and qualifying net investment hedges. ineffective, such differences are recognized in the Net loss relating to translation or settlement of consolidated statement of income. borrowings denominated in foreign currency are reported within finance expense. Net gain relating to When the hedged part of a net investment is translation or settlement of borrowings denominated disposed of, the relevant amount recognized in in foreign currency are reported within finance and FCTR is transferred to the consolidated statement other income. Non-monetary assets and liabilities of income as part of the profit or loss on disposal. denominated in foreign currency and measured at Foreign currency differences arising from translation historical cost are translated at the exchange rate of intercompany receivables or payables relating to prevalent at the date of transaction. Translation foreign operations, the settlement of which is neither differences on non-monetary financial assets planned nor likely in the foreseeable future, are measured at fair value at the reporting date, such as considered to form part of net investment in foreign equities classified as financial instruments measured operation and are recognized in FCTR.

434 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) (iv) Financial Instruments b. Investments _ $___1RQ_GHULYDWLYH_)LQDQFLDO_,QVWUXPHQWV_ Financial instruments measured at Non-derivative Financial Instruments consist of: DPRUWL]HG_FRVW_ • financial assets which include cash and cash Debt instruments that meet the following equivalents, trade receivables, unbilled criteria are measured at amortized cost receivables, finance lease receivables, (except for debt instruments that are employee and other advances, investments in designated at fair value through profit or equity and debt securities and eligible current loss on initial recognition): and non-current assets; and • the asset is held within a business model • financial liabilities which include long and whose objective is to hold assets in order short-term loans and borrowings, bank to collect contractual cash flows; and overdrafts, trade payables and accrued • the contractual terms of the instrument expenses, lease liabilities and eligible current give rise on specified dates to cash and non-current liabilities. flows that are solely payment of Non-derivative financial instruments other than principal and interest on the principal trade receivables and unbilled receivables amount outstanding. are recognized initially at fair value. Trade receivables and unbilled receivables that do not Financial instruments measured at fair contain a significant financing component are value through other comprehensive measured at the Transaction Price. Subsequent LQFRPH__ņ)972&,Ò__ to initial recognition, non-derivative financial Debt instruments that meet the following instruments are measured as described below: criteria are measured at FVTOCI (except for debt instruments that are designated a. Cash and Cash Equivalents at fair value through profit or loss on initial The Company’s cash and cash equivalents recognition): consist of cash on hand and in banks and • the asset is held within a business model demand deposits with banks, which can be whose objective is achieved both by withdrawn at any time, without prior notice collecting contractual cash flows and or penalty on the principal. selling the financial asset; and For the purposes of the consolidated • the contractual terms of the instrument statement of cash flows, cash and cash give rise on specified dates to cash equivalents include cash on hand, in banks flows that are solely payment of and demand deposits with banks, net principal and interest on the principal of outstanding bank overdrafts that are amount outstanding. repayable on demand and are considered part of the Company’s cash management Interest income is recognized in the REPORT 2025-26 system. In the consolidated statement consolidated statement of income for of financial position, bank overdrafts are FVTOCI debt instruments. Other changes ANNUAL presented under loans and borrowings in fair value of FVTOCI financial assets within current financial liabilities. are recognized in other comprehensive INTEGRATED income. When the investment is disposed of, the cumulative gain or loss previously accumulated in reserves is transferred to the consolidated statement of income. WIPRO

435 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) Financial instruments Measured at Fair _ _ F__ 2WKHU_)LQDQFLDO_$VVHWV_ 9DOXH_WKURXJK_3URÙW_RU_/RVV__ņ)973/Ò__ Other financial assets are non-derivative Instruments that do not meet the amortized financial assets with fixed or determinable cost or FVTOCI criteria are measured at FVTPL. payments that are not quoted in an active Financial assets at FVTPL are measured at fair market. These comprise trade receivables, value at the end of each reporting period, with unbilled receivables, finance lease receivables, any gains or losses arising on re-measurement employee and other advances and eligible recognized in the consolidated statement current and non-current assets. They are of income. The gain or loss on disposal is presented as current assets, except for those recognized in the consolidated statement expected to be realized later than twelve of income. months after the reporting date which are presented as non-current assets. All financial Interest income is recognized in the assets are initially recognized at fair value and consolidated statement of income for FVTPL subsequently measured at amortized cost debt instruments. Dividends on financial assets using the effective interest method, less any at FVTPL is recognized when the Company’s impairment losses. However, trade receivables right to receive dividends is established. and unbilled receivables that do not contain a significant financing component are measured _ _ _ ,QYHVWPHQWV_LQ_(TXLW¥_,QVWUXPHQWV_ at the Transaction Price. The Company carries certain equity instruments which are not held for trading. At _ _ G__ _7UDGH_SD¥DEOHV__DFFUXHG_([SHQVHV__DQG_ initial recognition, the Company may make an other Liabilities irrevocable election to present subsequent Trade payables, accrued expenses, and changes in the fair value of an investment in other liabilities are initially recognized at the an equity instrument in other comprehensive transaction price, and subsequently carried income (FVTOCI) or through statement of at amortized cost using the effective interest income (FVTPL). For investments designated method. For these financial instruments, the to be classified as FVTOCI, movements in fair carrying amounts approximate fair value due value of investments are recognized in other to the short-term maturity of these instruments. comprehensive income and the gain or loss Contingent consideration recognized in a is not transferred to consolidated statement business combination is initially recognized at of income on disposal of investments. For fair value and subsequently measured at fair investments designated to be classified value through profit or loss. as FVTPL, both movements in fair value of investments and gain or loss on disposal of B) Derivative Financial Instruments investments are recognized in the consolidated The Company is exposed to foreign currency statement of income. fluctuations on foreign currency assets, liabilities, Dividends from these investments are net investment in foreign operations and forecasted recognized in the consolidated statement of cash flows denominated in foreign currency. income when the Company’s right to receive The Company limits the effect of foreign exchange dividends is established. rate fluctuations by following established risk When the investment in equity instruments is management policies including the use of derecognized, the cumulative gain or loss in derivatives. The Company enters into derivative other comprehensive income is transferred to financial instruments where the counterparty is retained earnings. primarily a bank.

436 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) Derivative financial instruments are recognized borrowing as a hedge of net investment in and measured at fair value. Attributable foreign operations. Changes in the fair value of transaction costs are recognized in the the derivative hedging instruments and gains/ consolidated statement of income as cost. (losses) on translation or settlement of foreign Subsequent to initial recognition, derivative currency denominated borrowings designated as financial instruments are measured as a hedge of net investment in foreign operations described below: are recognized in other comprehensive income and presented within equity in the FCTR to the extent that the hedge is effective. To the _ D__ &DVK_ùRZ_KHGJHV extent that the hedge is ineffective, changes Changes in the fair value of the derivative hedging in fair value are recognized in the consolidated instruments designated as a cash flow hedge are statement of income and reported within foreign recognized in other comprehensive income and exchange gains/(losses), net within results from held in cash flow hedging reserve, net of taxes, operating activities. a component of equity, to the extent that the hedge is effective. To the extent that the hedge is c. Others ineffective, changes in fair value are recognized Changes in fair value of foreign currency in the consolidated statement of income and derivative instruments neither designated as reported within foreign exchange gains/(losses), cash flow hedges nor hedges of net investment net, within results from operating activities. If the in foreign operations are recognized in the hedging instrument no longer meets the criteria consolidated statement of income and reported for hedge accounting, then hedge accounting within foreign exchange gains/(losses), net within is discontinued prospectively. If the hedging results from operating activities. Changes in fair instrument expires or is sold, terminated or value and gains/(losses), net, on settlement of exercised, the cumulative gain or loss on the foreign currency derivative instruments relating hedging instrument recognized in cash flow to borrowings, which have not been designated hedging reserve till the period the hedge was as hedges are recorded in finance expenses. effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in _ &__‘HUHFRJQLWLRQ_RI_ÙQDQFLDO_LQVWUXPHQWV the cash flow hedging reserve is transferred to The Company derecognizes a financial asset the consolidated statement of income upon the when the contractual rights to the cash flows occurrence of the related forecasted transaction. from the financial asset expire or it transfers If the forecasted transaction is no longer the financial asset and the transfer qualifies for expected to occur, such cumulative balance is derecognition under IFRS 9. If the Company immediately recognized in the consolidated retains substantially all the risks and rewards statement of income. of a transferred financial asset, the Company b. Hedges of net investment in foreign operations continues to recognize the financial asset and recognizes a borrowing for the proceeds REPORT 2025-26 The Company designates derivative financial received. A financial liability (or a part of a ANNUAL instruments as hedges of net investments financial liability) is derecognized from the in foreign operations. The Company also Company’s consolidated statement of financial INTEGRATED designates foreign currency denominated position when the obligation specified in the contract is discharged or cancelled or expires. WIPRO

437

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

(v) Equity and share capital

a) Share capital and share premium

The authorized share capital of the Company as at March 31, 2026 is ₹ 25,352 divided into 12,543,500,000 equity shares of ₹ 2 each, 25,000,000 preference shares of ₹ 10 each and 150,000 10% optionally convertible cumulative preference shares of ₹ 100 each. Par value of the equity shares is recorded as share capital and the amount received in excess of par value is classified as share premium.

Every holder of equity shares, as reflected in the records of the Company, as at the date of the shareholder meeting shall have one vote in respect of each share held for all matters submitted to vote in the shareholder meeting.

b) Shares held by controlled trust (Treasury shares)

The Company's equity shares held by the controlled trust, which is consolidated as part of the Group are classified as treasury shares. Treasury shares are recorded at acquisition cost. Reconciliation of the number of treasury shares held by controlled trust is as follows:

	As at March 31, 2024	As at March 31, 2025	As at March 31, 2026
	No. of shares	No. of shares	No. of shares
Opening number of equity shares	9,895,836	5,952,740	11,905,480
Less: Transferred to eligible employees on exercise of options	(3,943,096)	-	-
Add: Bonus issue of equity shares (Refer to Note 22)	-	5,952,740	-
Closing number of equity shares	5,952,740	11,905,480	11,905,480

c) Retained earnings

Retained earnings is comprised of the Company's undistributed earnings after taxes and is freely available for distribution. This includes capital reserve as at March 31, 2024, 2025 and 2026 amounting to ₹ 1,139, ₹ 1,139 and ₹ 1,139 respectively, which is not freely available for distribution.

d) Special Economic Zone re-investment reserve

The Special Economic Zone ("**SEZ**") re-investment reserve has been created out of profit of eligible SEZ units as per provisions of section 10AA(1)(ii) of the Income–tax Act, 1961 for acquiring new plant and machinery. The said reserve should be utilized by the Company for acquiring plant and machinery as per the terms of Section 10AA(2) of the Income-tax Act, 1961. This reserve is not freely available for distribution.

e) Share-based payment reserve

The share-based payment reserve is used to record the value of equity-settled share-based payment transactions with employees. The amounts recorded in share-based payment reserve are transferred to share premium upon exercise of stock options and restricted stock unit options by employees.

f) Foreign currency translation reserve

The exchange differences arising from the translation of financial statements of foreign operations, differences arising from translation of long-term inter-company receivables or payables relating to foreign operations, settlement of which is neither planned nor likely in the foreseeable future, changes in fair value of the derivative hedging instruments and gains/losses on translation or settlement of foreign currency denominated borrowings designated as hedge of net investment in foreign operations are recognized in other comprehensive income, net of taxes and presented within equity in the FCTR.

g) Cash flow hedging reserve

Changes in fair value of derivative hedging instruments designated and effective as a cash flow hedge are recognized in other comprehensive income, net of taxes and presented within equity as cash flow hedging reserve.

438 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) h) Other reserves (vi) Property, plant and equipment Changes in the fair value of financial instruments a) Recognition, measurement and measured at fair value through other comprehensive income and actuarial gains and derecognition losses on remeasurements of the defined benefit Property, plant and equipment are measured plans are recognized in other comprehensive at cost less accumulated depreciation and income, net of taxes and presented within equity impairment losses, if any. Cost includes in other reserves. expenditures directly attributable to the Other reserves also include capital redemption acquisition of the asset. General and specific reserve, which is not freely available for borrowing costs directly attributable to the distribution. As per the Companies Act, 2013, construction of a qualifying asset are capitalized capital redemption reserve is created when a as part of the cost till all the activities necessary company purchases its own shares out of free to prepare the qualifying asset for its intended reserves or share premium. A sum equal to the use or sale are substantially completed. The nominal value of the shares so purchased is cost and related accumulated depreciation transferred to capital redemption reserve. The are derecognized upon sale or disposition reserve can be utilized in accordance with the of the asset and the resultant gains or losses provisions of Section 69 of the Companies Act, are recognized in the consolidated statement 2013. As at March 31, 2024, 2025 and 2026, of income. capital redemption reserve amounting to I 1,661, Capital work-in-progress are measured at cost I Nil and I Nil respectively, is not freely available less accumulated impairment losses, if any. for distribution. b) Depreciation i) Dividend The Company depreciates property, plant and A final dividend on common stock is recorded equipment over the estimated useful life on a as a liability on the date of approval by the straight-line basis from the date the assets are shareholders. An interim dividend is recorded available for use. Leasehold improvements are as a liability on the date of declaration by the amortized over the shorter of estimated useful Company’s Board of Directors. life of the asset or the related lease term. Term licenses are amortized over their respective j) Buyback of equity shares contract term. Freehold land is not depreciated. The buyback of equity shares, including tax The estimated useful life of assets is reviewed thereon and related transaction costs are and where appropriate are adjusted, annually. recorded as a reduction of share premium and The estimated useful lives of assets are retained earnings. Further, capital redemption as follows: reserve is created as an apportionment from Category Useful life retained earnings. REPORT 2025-26 Buildings 28 to 40 years ANNUAL k) Bonus issue Plant and equipment 5 to 21 years Computer equipment and 2 to 7 years INTEGRATED For the purpose of bonus issue, the amount is software transferred from capital redemption reserves, )XUQLWXUH__Ù[WXUHV_DQG_ 5 years share premium and retained earnings to the equipment share capital. Vehicles 4 to 5 years WIPRO

439 Notes to the Consolidated Financial Statements in millions, except share and per share data, unless otherwise stated) (I Whenpartsofanitemofproperty,plantandequipment Goodwill associated with disposal of an operation have different useful lives, they are accounted for as that is part of a cash-generating unit is measured separate items (major components) of property, plant based on the relative values of the operation and equipment. Subsequent expenditure relating to disposed of and the portion of the cash-generating property, plant and equipment is capitalized only unit retained, unless some other method better when it is probable that future economic benefits reflects the goodwill associated with the operation associated with these will flow to the Company and disposed of. the cost of the item can be measured reliably. Deposits and advances paid towards the acquisition c) Intangible assets of property, plant and equipment outstanding as at Intangible assets acquired separately are measured each reporting date and the cost of property, plant at cost of acquisition. Intangible assets acquired in a and equipment not available for use before such date business combination are measured at fair value as at are disclosed under capital work-in-progress. the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated (vii)Business combinations, goodwill, and amortization and impairment losses, if any. intangible assets The amortization of an intangible asset with a finite a) Business combinations useful life reflects the manner in which the economic benefit is expected to be generated and is included in Business combinations are accounted for using selling and marketing expenses in the consolidated the purchase (acquisition) method. The cost of an statement of income. acquisition is measured as the fair value of the assets The estimated useful life of amortizable intangibles transferred, liabilities incurred or assumed, and is reviewed and where appropriate is adjusted, equity instruments issued at the date of exchange annually. The estimated useful lives of the by the Company. Identifiable assets acquired, and amortizable intangible assets are as follows: liabilities and contingent liabilities assumed in a business combination are measured initially at fair Category Useful life value at the date of acquisition. Transaction costs incurred in connection with a business acquisition Customer-related intangibles 1 to 10 years are expensed as incurred. Marketing-related intangibles to 10 years 2.5 The cost of an acquisition also includes the fair value Customer-related intangibles includes customer of any contingent consideration measured as at the contracts and customer relationships acquired date of acquisition. Any subsequent changes to as a part of business combinations. Marketing-the fair value of contingent consideration classified related intangibles includes vendor relationships, as liabilities, other than measurement period non-competes and brands acquired as a part of adjustments, are recognized in the consolidated business combinations. statement of income. (viii) Leases b) Goodwill The Company evaluates each contract or arrangement, The excess of the cost of an acquisition over the whether it qualifies as lease as defined under IFRS 16. Company’s share in the fair value of the acquiree’s identifiable assets and liabilities is recognized as The Company as a lessee goodwill. If the excess is negative, a bargain purchase gain is recognized immediately in the consolidated The Company enters into an arrangement for lease of statement of income. Goodwill is measured at cost land, buildings, plant and equipment including computer less accumulated impairment (if any). equipment and vehicles. Such arrangements are generally for a fixed period but may have extension or termination

440 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) options. The Company assesses, whether the contract The Company applies IAS 36 to determine whether a is, or contains, a lease, at its inception. A contract is RoU asset is impaired and accounts for any identified considered to contain a lease if it conveys the right to impairment loss as described in the impairment of control the use of an identified asset for a period of non-financial assets below. time in exchange for consideration. For lease liabilities at the commencement of the lease, A contract conveys the right to control the use of an the Company measures the lease liability at the present identified asset if the Company has the right to: value of the lease payments that are not paid at that (a) control use of an identified asset, date. The lease payments are discounted using the interest rate implicit in the lease, if that rate is readily (b) obtain substantially all the economic benefits determined, if that rate is not readily determined, the from use of the identified asset, and lease payments are discounted using the incremental (c) direct the use of the identified asset. borrowing rate that the Company would have to pay to borrow funds, including the consideration of factors The Company determines the lease term as the non- such as the nature of the asset and location, collateral, cancellable period of a lease, together with periods market terms and conditions, as applicable in a similar covered by an option to extend the lease, where economic environment. the Company is reasonably certain to exercise that After the commencement date, the amount of lease option. The Company makes an assessment on the liabilities is increased to reflect the accretion of expected lease term on a lease-by-lease basis and interest and reduced for the lease payments made. thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will The lease liability is subsequently remeasured by be exercised. increasing the carrying amount to reflect interest on At the commencement of the lease, the Company the lease liability, reducing the carrying amount to recognizes a right of use (“RoU”) asset at cost and reflect the lease payments made and remeasuring corresponding lease liability, except for leases with the carrying amount to reflect any lease modifications. term of twelve months or less (“Short-term leases”) and The Company recognizes the amount of the re-low-value assets. For these Short-term leases and measurement of lease liability due to modification low-value assets, the Company recognizes the lease as an adjustment to the RoU asset or in consolidated payments as an operating expense on a straight-line statement of income, depending upon the nature basis over the lease term. of modification. Where the carrying amount of the RoU asset is reduced to zero and there is a further The cost of the RoU assets comprises the amount of reduction in the measurement of the lease liability, the initial measurement of the lease liability, any lease the Company recognizes any remaining amount of payments made at or before the inception date of the the re-measurement in the consolidated statement lease plus any initial direct costs, plus an estimate of of income. costs to be incurred by the lessee in dismantling and Payment of lease liabilities including interests are removing the underlying asset or restoring the site on classified as cash used in financing activities in the which it is located less any lease incentives received. consolidated statement of cash flows. Subsequently, the RoU assets are measured at cost REPORT 2025-26 less any accumulated depreciation and accumulated ANNUAL impairment losses, if any. The RoU assets are The company as a lessor depreciated using the straight-line method from the Leases under which the Company is a lessor are commencement date over the shorter of lease term INTEGRATED classified as a finance or operating lease. Lease or useful life of RoU assets. The estimated useful lives contracts where all the risks and rewards are of RoU assets are determined on the same basis as substantially transferred to the lessee are classified those of property, plant and equipment. as a finance lease. All other leases are classified as WIPRO operating lease.

441 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) For leases under which the Company is an intermediate _ E__1RQ_ÙQDQFLDO_DVVHWV lessor, the Company accounts for the head-lease and the The Company assesses long-lived assets such as sub-lease as two separate contracts. The sub-lease is property, plant and equipment, RoU assets and further classified either as a finance lease or an operating intangible assets for impairment whenever events lease by reference to the RoU asset arising from the head-or changes in circumstances indicate that the lease. carrying amount of an asset or group of assets may (ix) Inventories not be recoverable. If any such indication exists, the Company estimates the recoverable amount of the Inventories are valued at lower of cost and net realizable asset or group of assets. value, including necessary provision for obsolescence. Goodwill is tested for impairment at least annually at Cost is determined using the weighted average method. the same time and when events occur or changes in circumstances indicate that the recoverable amount (x) Impairment of the cash generating unit is less than its carrying value. The goodwill impairment test is performed a) Financial assets at the level of cash-generating unit or groups of The Company applies the expected credit loss cash -generating units which represents the lowest model for recognizing impairment loss on financial level at which goodwill is monitored for internal assets measured at amortized cost, debt instruments management purposes. classified as FVTOCI, trade receivables, unbilled The recoverable amount of an asset or cash receivables, finance lease receivables, and other generating unit is the higher of its fair value less financial assets. Expected credit loss is the difference cost of disposal (“FVLCD”) and its value-in-use between the contractual cash flows and the cash (“VIU”). The VIU of long-lived assets is calculated flows that the entity expects to receive, discounted using projected future cash flows. FVLCD of a cash using the effective interest rate. generating unit is computed using turnover and Loss allowances for trade receivables, unbilled earnings multiples. If the recoverable amount of receivables and finance lease receivables are the asset or the recoverable amount of the cash measured at an amount equal to lifetime expected generating unit to which the asset belongs is less credit loss. Lifetime expected credit losses are than its carrying amount, the carrying amount is the expected credit losses that result from all reduced to its recoverable amount. The reduction possible default events over the expected life of a is treated as an impairment loss and is recognized in financial instrument. Lifetime expected credit loss is the consolidated statement of income. computed based on a provision matrix which takes If at the reporting date, there is an indication that a into account, risk profiling of customers and historical previously assessed impairment loss on property, credit loss experience adjusted for forward-looking plant and equipment, RoU assets and intangible information. For other financial assets, expected assets, no longer exists, the recoverable amount is credit loss is measured at the amount equal to reassessed and the impairment losses previously twelve months expected credit loss unless there has recognized are reversed such that the asset is been a significant increase in credit risk from initial recognized at its recoverable amount but not recognition, in which case those are measured at exceeding written down value which would have lifetime expected credit loss. been reported if the impairment losses had not been recognized initially. An impairment loss in respect of goodwill is not reversed subsequently.

442 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) (xi) Employee benefits The Company has the following employee benefit plans: a) Post-employment plans A. Provident fund The Group participates in various employee benefit plans. Pensions and other post- Eligible employees receive benefits employment benefits are classified as either under the Company’s provident fund defined contribution plans or defined benefit plan, into which both the employer and plans. Under a defined contribution plan, the employees make periodic contributions Company’s sole obligation is to pay a fixed to the approved provident fund trust amount with no obligation to pay further managed by the Company. A portion of contributions if the fund does not hold sufficient the employer’s contribution is made to assets to pay all employee benefits. The related the government administered pension actuarial and investment risks are borne by fund. The contributions to the provident the employee. The expenditure for defined fund trust managed by the Company is contribution plans is recognized as an expense accounted for as a defined benefit plan as during the period when the employee provides the Company is liable for any shortfall in service. Under a defined benefit plan, it is the the fund assets based on the government Company’s obligation to provide agreed benefits specified minimum rates of return. to the employees. The related actuarial and Certain employees receive benefits investment risks are borne by the Company. The under the provident fund plan in which present value of the defined benefit obligations both the employer and employees make is calculated by an independent actuary using periodic contributions to the government the projected unit credit method. administered provident fund. A portion of Remeasurements of the defined benefit plans, the employer’s contribution is made to the comprising actuarial gains or losses, the effect government administered pension fund. of changes to the asset ceiling, and the return on This is accounted as a defined contribution plan assets (excluding interest) are immediately plan as the obligation of the Company recognized in other comprehensive income, net is limited to the contributions made to of taxes and not reclassified to profit or loss in the fund. subsequent period. B. Gratuity and foreign pension Net interest recognized in profit or loss is calculated by applying the discount rate used to In accordance with the Code on Social measure the defined benefit obligation to the net Security, 2020, applicable for Indian defined benefit liability or asset. The actual return companies, the Company provides for a on the plan assets above or below the discount lump sum payment to eligible employees, rate, is recognized as part of remeasurements at retirement or termination of employment of the defined benefit plans through other based on the last drawn salary and years comprehensive income, net of taxes. of employment with the Company. The REPORT 2025-26 gratuity fund is managed by third party Past service cost, both vested and unvested, fund managers. ANNUAL is recognized as an expense at the earlier of (a) when the plan amendment or curtailment occurs; The Company also maintains pension and INTEGRATED and (b) when the entity recognizes related similar plans for employees outside India, restructuring costs or termination benefits. based on country specific regulations. These plans are partially funded, and WIPRO

443 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) the funds are managed by third party fund cost of compensated absences as the additional managers. The plans provide for monthly amount that the Company expects to pay as a result payout after retirement as per salary drawn and of the unused entitlement that has accumulated service period or for a lump sum payment as set at the end of the reporting period. The Company out in rules of each fund. recognizes accumulated compensated absences The Company’s obligations in respect of these based on actuarial valuation using the projected plans, which are defined benefit plans, are unit credit method. Non-accumulating compensated provided for based on actuarial valuation using absences are recognized in the period in which the the projected unit credit method. absences occur. C. Superannuation (xii) Share-based payment transactions Superannuation plan, a defined contribution scheme Selected employees of the Company receive remuneration is administered by third party fund managers. in the form of equity settled instruments or cash settled The Company makes annual contributions instruments, for rendering services over a defined based on a specified percentage of each eligible vesting period and for Company’s performance-based employee’s salary. stock options over the defined period. Equity instruments granted are measured by reference to the fair value of _E__7HUPLQDWLRQ_EHQHÙWV the instrument at the date of grant. In cases, where equity instruments are granted at a nominal exercise price, the Termination benefits are expensed when the intrinsic value on the date of grant approximates the fair Company can no longer withdraw the offer of value. The expense is recognized in the consolidated those benefits. statement of income with a corresponding increase to the share-based payment reserve, a component of equity. _ F__ 6KRUW_WHUP_EHQHÙWV The equity instruments or cash settled instruments Short-term employee benefit obligations such as generally vest in a graded manner over the vesting period. cash bonus, management incentive plans or profit- The fair value determined at the grant date is expensed sharing plans are measured on an undiscounted over the vesting period of the respective tranches of such basis and are recorded as expense as the related grants (accelerated amortization). The stock compensation service is provided. A liability is recognized for the expense is determined based on the Company’s estimate amount expected to be paid under short-term cash of equity instruments or cash settled instruments that will bonus or management incentive plans or profit- eventually vest. sharing plans, if the Company has a present legal or Cash settled instruments granted are re-measured by constructive obligation to pay this amount as a result reference to the fair value at the end of each reporting of past service provided by the employee and the period and at the time of vesting. The expense is obligation can be estimated reliably. recognized in the consolidated statement of income with a corresponding increase to financial liability. d) Compensated absences The employees of the Company are entitled to (xiii)Provisions compensated absences. The employees can carry Provisions are recognized when the Company has a forward a portion of the unutilized accumulating present obligation (legal or constructive), as a result of compensated absences and utilize it in future a past event, it is probable that an outflow of economic periods or receive cash at retirement or termination benefits will be required to settle the obligation and of employment. The Company records an obligation a reliable estimate can be made of the amount of for compensated absences in the period in which the the obligation. employee renders the services that increases this entitlement. The Company measures the expected The amount recognized as a provision is the best estimate of the consideration required to settle the

444 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) present obligation at the end of the reporting period, At contract inception, the Company assesses its considering the risks and uncertainties surrounding promise to transfer products or services to a customer the obligation. to identify separate performance obligations. The When some or all of the economic benefits required Company applies judgment to determine whether to settle a provision are expected to be recovered each product or service promised to a customer from a third party, the receivable is recognized as an is capable of being distinct, and are distinct in the asset, if it is virtually certain that reimbursement will context of the contract, if not, the promised products be received, and the amount of the receivable can be or services are combined and accounted as a single measured reliably. performance obligation. The Company allocates the Transaction Price to separately identifiable Provisions for onerous contracts are recognized when performance obligations based on their relative stand-the expected benefits to be derived by the Company alone selling price or residual method. Stand-alone from a contract are lower than the unavoidable costs selling prices are determined based on sale prices of meeting the future obligations under the contract. for the components when they are regularly sold Provisions for onerous contracts are measured at separately, in cases where the Company is unable to the present value of lower of the expected net cost determine the stand-alone selling price, the Company of fulfilling the contract and the expected cost of uses third-party prices for similar deliverables or the terminating the contract. Company uses expected cost-plus margin approach in estimating the stand-alone selling price. (xiv) Revenue For performance obligations where control is transferred over time, revenues are recognized The Company derives revenue primarily from software by measuring progress towards completion of the development, maintenance of software/hardware performance obligation. The selection of the method and related services, consulting services, business to measure progress towards completion requires process services and sale of IT products. judgment and is based on the nature of the promised Revenues from customer contracts are considered products or services to be provided. for recognition and measurement when the contract The method for recognizing revenues and costs has been approved by the parties to the contract, the depends on the nature of contracts with customers parties to contract are committed to perform their as given below: respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or A. Time and materials contracts services to customers in an amount that reflects the Revenues and costs relating to time and materials consideration the Company expects to receive (the contracts are recognized as the related services “Transaction Price”). Revenue towards satisfaction of are rendered. a performance obligation is measured at the amount of the Transaction Price (net of variable consideration _ %__)L[HG_SULFH_FRQWUDFWV on account of discounts and allowances) allocated to that performance obligation. To recognize revenues, _ _ L__ )L[HG_SULFH_GHYHORSPHQW_FRQWUDFWV REPORT 2025-26 the Company applies the following five step approach: Revenues from fixed-price development ANNUAL (1) identify the contract with a customer, (2) identify the contracts, including software development, performance obligations in the contract, (3) determine and integration contracts, where the INTEGRATED the Transaction Price, (4) allocate the Transaction performance obligations are satisfied over Price to the performance obligations in the contract, time, are recognized using the “percentage-and (5) recognize revenues when a performance of-completion” method. The performance obligation is satisfied. When there is uncertainty as to obligations are satisfied as and when the collectability, revenue recognition is postponed until such uncertainty is resolved. services are rendered since the customer WIPRO generally obtains control of the work as

445 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) it progresses. Percentage of completion is basis when services are performed through determined based on project costs incurred to an indefinite number of repetitive acts over a date as a percentage of total estimated project specified period or ratably using percentage costs required to complete the project. The of completion method when the pattern of cost expended (or input) method has been benefits from the services rendered to the used to measure progress towards completion customers and the cost to fulfil the contract as there is a direct relationship between input is not even through the period of contract and productivity. This method is followed because the services are generally discrete in when reasonably dependable estimates of nature and not repetitive. the revenues and costs applicable to various Revenue for contracts in which the invoicing elements of the contract can be made. Key is representative of the value being delivered factors that are reviewed in estimating the is recognized based on our right to invoice. future costs to complete include estimates of If our invoicing is not consistent with value future labor costs and productivity efficiencies. delivered, revenues are recognized as the Because the financial reporting of these service is performed using the percentage of contracts depends on estimates that are completion method. assessed continually during the term of these contracts, revenue recognized, profit and In certain projects, a fixed quantum of service or timing of revenue for remaining performance output units is agreed at a fixed-price for a fixed obligations are subject to revisions as the term. In such contracts, revenue is recognized contract progresses to completion. If the with respect to the actual output achieved till Company is not able to reasonably measure the date as a percentage of total contractual output. progress of completion, revenue is recognized Any residual service unutilized by the customer only to the extent of costs incurred, for which is recognized as revenue on completion of recoverability is probable. When total cost the term. estimates exceed revenues in an arrangement, the estimated losses are recognized in the iii. Element or Volume based contracts consolidated statement of income in the period Revenues and costs are recognized as the in which such losses become probable based related services are rendered. on the current contract estimates as an onerous contract provision. C. Products A contract asset is a right to consideration that is conditional upon factors other than the Revenue on product sales are recognized when the passage of time. Contract assets primarily customer obtains control of the specified product. relate to unbilled amounts on fixed-price development contracts and are classified as D. Others non-financial asset as the contractual right to • Any change in scope or price is considered to be a consideration is dependent on completion of contract modification. The Company accounts for contractual milestones. modifications to existing contracts by assessing A contract liability is an entity’s obligation to whether the services added are distinct and transfer goods or services to a customer for whether the pricing is at the stand-alone selling which the entity has received consideration (or price. Services added that are not distinct are the amount is due) from the customer. accounted for on a cumulative catch up basis, while those that are distinct are accounted for ii. Maintenance contracts prospectively, either as a separate contract if the Revenues related to fixed-price maintenance additional services are priced at the stand-alone contracts are recognized on a straight-line selling price, or as a termination of the existing

446 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) contract and creation of a new contract if not costs or efforts are subject to revision as the priced at the stand-alone selling price. contract progresses. • The Company accounts for variable • The Company accrues the estimated cost considerations like volume discounts, of warranties at the time when the revenue rebates and pricing incentives to customers is recognized. The accruals are based on the and penalties as reduction of revenue on a Company’s historical experience of material systematic and rational basis over the period usage and service delivery costs. of the contract. The Company estimates • Incremental costs that relate directly to a an amount of such variable consideration contract and incurred in securing a contract using expected value method or the single with a customer are recognized as an asset most likely amount in a range of possible when the Company expects to recover consideration depending on which method these costs. better predicts the amount of consideration to which the Company may be entitled and • The Company recognizes contract fulfilment when it is probable that a significant reversal cost as an asset if those costs specifically of cumulative revenue recognized will not relate to a contract or to an anticipated occur when the uncertainty associated with contract, the costs generate or enhance the variable consideration is resolved. resources that will be used in satisfying • Revenues are shown net of allowances/ performance obligations in future; and the returns, sales tax, value added tax, goods and costs are expected to be recovered. services tax and applicable discounts. • Costs to obtain contracts relating to upfront • The Company may enter into arrangements payments to customers are amortized to with third-party suppliers to resell products revenue and other costs to obtain contracts or services. In such cases, the Company and costs to fulfil contracts are amortized to evaluates whether the Company is the cost of revenues over the respective contract principal (i.e., report revenues on a gross life on a systematic basis consistent with the basis) or agent (i.e., report revenues on a transfer of goods or services to customer to net basis). In doing so, the Company first which the asset relates. evaluates whether the Company controls the • The Company assesses the timing of the good or service before it is transferred to the transfer of goods or services to the customer customer. The Company considers whether it as compared to the timing of payments to has the primary obligation to fulfil the contract, determine whether a significant financing inventory risk, pricing discretion and other component exists. As a practical expedient, factors to determine whether it controls the the Company does not assess the existence goods or services and therefore, is acting as a of a significant financing component when the principal or an agent. If the Company controls difference between payment and transfer of the good or service before it is transferred to deliverables is twelve months or less. If the the customer, the Company is the principal; if difference in timing arises for reasons other REPORT 2025-26 not, the Company is the agent. than the provision of finance to either the ANNUAL • Estimates of the Transaction Price and total customer or us, no financing component is costs or efforts are continuously monitored deemed to exist. INTEGRATED over the term of the contract and are • Unbilled receivables are classified as a recognized in net profit in the period when financial asset where the right to consideration these estimates change or when the estimates is unconditional and only the passage of time are revised. Revenues and the estimated total is required before the payment is due. WIPRO

447 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) (xv)Financeexpenses and where it intends either to settle on a net basis, or to realize the asset and liability simultaneously. Finance expenses comprise interest on loans, borrowings and bank overdrafts, interest on lease liabilities, interest on _ E__‘HIHUUHG_LQFRPH_WD[ tax matters, interest on net defined benefit liability, interest on liability on written put options, net loss on translation Deferred income tax is recognized using the balance or settlement of foreign currency borrowings, changes in sheet approach. Deferred income tax assets and fair value of derivative instruments and gains/(losses) of liabilities are recognized for deductible and taxable settlement of borrowing related derivative instruments. temporary differences arising between the tax base Borrowing costs that are not directly attributable to a of assets and liabilities and their carrying amount qualifying asset are recognized in the consolidated in financial statements, except when the deferred statement of income using the effective interest method. income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that (xvi) Finance and other income is not a business combination and affects neither accounting nor taxable profits or loss at the time of Finance and other income comprise interest income on the transaction. deposits, dividend income, gains/(losses) on disposal of investments, gains/(losses) on investments classified as Deferred income tax assets are recognized to FVTPL, net gain on translation or settlement of foreign the extent it is probable that taxable profit will be currency borrowings and changes in fair value and gains/ available against which the deductible temporary (losses) on settlement of related derivative instruments. differences and the carry forward of unused tax Interest income is recognized using the effective interest credits and unused tax losses can be utilized. method. Dividend income is recognized when the right to Deferred income tax liabilities are recognized for receive payment is established. all taxable temporary differences except in respect of taxable temporary differences that is expected (xvii) Income tax to reverse within the tax holiday period, taxable Income tax comprises current and deferred tax. Income temporary differences associated with investments tax expense is recognized in the consolidated statement in subsidiaries, associates and foreign branches of income except to the extent it relates to a business where the timing of the reversal of the temporary combination, or items directly recognized in equity or in difference can be controlled and it is probable that other comprehensive income. the temporary difference will not reverse in the foreseeable future. _ D__&XUUHQW_LQFRPH_WD[ The carrying amount of deferred income tax assets Current income tax for the current and prior periods is reviewed at each reporting date and reduced to are measured at the amount expected to be the extent that it is no longer probable that sufficient recovered from or paid to the taxation authorities taxable profit will be available to allow all or part of based on the taxable income for the period. The tax the deferred income tax asset to be utilized. rates and tax laws used to compute the current tax Deferred income tax assets and liabilities are amounts are those that are enacted or substantively measured at the tax rates that are expected to enacted as at the reporting date and applicable for apply in the period when the asset is realized, or the the period. While determining the tax provisions, liability is settled, based on tax rates (and tax laws) the Company assesses whether each uncertain tax that have been enacted or substantively enacted at position is to be considered separately or together the reporting date. with one or more uncertain tax positions depending The Company offsets deferred income tax assets and upon the nature and circumstances of each uncertain liabilities, where it has a legally enforceable right to tax position. The Company offsets current tax assets offset current tax assets against current tax liabilities, and current tax liabilities, where it has a legally and they relate to taxes levied by the same taxation enforceable right to set off the recognized amounts

448 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) authority on either the same taxable entity, or on well as require the disclosure of information that different taxable entities where there is a right enables users of financial statements to understand and an intention to settle the current tax liabilities the impact of a currency not being exchangeable. and assets on a net basis or their tax assets and These amendments are effective for annual reporting liabilities will be realized simultaneously. periods beginning on or after January 1, 2025, with earlier application permitted. The adoption of (xviii) Earnings per share amendments to IAS 21 did not have any material impact on the consolidated financial statements. Basic earnings per share is computed using the weighted average number of equity shares New accounting standards, amendments outstanding during the period adjusted for treasury shares held. Diluted earnings per share is computed and interpretations not yet adopted by using the weighted average number of equity and WKHb&RPSDQ¥_ dilutive equivalent shares outstanding during the Certain new standards, amendments to standards period, using the treasury stock method for options, and interpretations are not yet effective for annual except where the results would be anti-dilutive. periods beginning after April 1, 2025 and have The number of equity shares and potentially dilutive not been applied in preparing these consolidated equity shares are adjusted retrospectively for all financial statements. New standards, amendments to periods presented for any splits and bonus shares standards and interpretations that could have potential issues including for change effected prior to the impact on the consolidated financial statements of the approval of the consolidated financial statements by Company are: the Company’s Board of Directors. IFRS 18 – Presentation and Disclosure in Financial (xix) Statement of cash flows Statements Cash flows are reported using the indirect method, On April 9, 2024, IASB issued IFRS 18 ‘Presentation and whereby profit for the period is adjusted for the effects Disclosure in Financial Statements’ which supersedes of transactions of a non-cash nature, any deferrals or IAS 1 ‘Presentation of Financial Statements’, aimed accruals of past or future operating cash receipts or at improving comparability and transparency of payments and item of income or expenses associated communication in financial statements. IFRS 18 with investing or financing cash flows. The cash requires an entity to classify all income and expenses generated from/(used in) operating, investing and within its statement of profit or loss into one of five financing activities of the Company are segregated. categories: operating, investing, financing, income taxes and discontinued operations. These categories New accounting standards, amendments are complemented by the requirement to present specified totals and subtotals for ‘operating profit and interpretations adopted by the or loss’, ‘profit or loss before financing and income &RPSDQ¥_HIIHFWLYH_IURP_$SULO_________ taxes’ and ‘profit or loss’. It also requires disclosure of management-defined performance measures Amendments to IAS 21 – The Effects of Changes in and includes new requirements for aggregation and REPORT 2025-26 )RUHLJQ_([FKDQJH_5DWHV disaggregation of financials information based on the ANNUAL identified ‘roles’ of the primary financial statements On August 15, 2023, IASB issued ‘Lack of and the notes. INTEGRATED Exchangeability (Amendments to IAS 21)’ that clarifies how an entity should assess whether a currency is Consequent to above, a narrow scope of amendments exchangeable and how it should determine a spot have been made to IAS 7 ‘Statement of Cash Flows’, exchange rate when exchangeability is lacking, as which include changing the starting point for WIPRO

449 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) determining cash flows from operations under the indirect clarify that a financial liability is derecognized on the method from ‘profit or loss’ to ‘operating profit or loss’. ‘settlement date’ and introduce an accounting policy Further, some requirements previously included within choice to derecognize financial liabilities settled using IAS 1 have been moved to IAS 8 ‘Accounting Policies, an electronic payment system before settlement date. Changes in Accounting Estimates and Errors’ which The classification of financial asset with ESG linked has also been renamed IAS 8 ‘Basis of Preparation of features has been clarified through additional guidance Financial Statements’. IAS 34 ‘Interim Financial Reporting’ on the assessment of contingent features. Additional was amended to require disclosure of management disclosures are introduced for financial instruments with defined performance measures. Minor consequential contingent features and equity instruments classified as amendments to other standards were also made. fair value through OCI. These amendments are effective An entity that prepares condensed interim financial for annual reporting periods beginning on or after January statements in accordance with IAS 34 in the first year 1, 2026, with earlier application permitted. The Company of adoption of IFRS 18, must present the heading and is currently assessing the impact of adopting these mandatory subtotals it expects to use in its annual financial amendments on the consolidated financial statements. statement. Comparative period in both the interim and Amendments to IFRS 9 and IFRS 7—Contracts annual financial statements will need to be restated and a referencing Nature-dependent electricity reconciliation of the statement of profit or loss previously published will be required for the immediately preceding The IASB has published amendments to IFRS 9 and comparative period. IFRS 18 and the amendments to IFRS 7 titled ‘Contracts Referencing Nature-dependent the other standards, is effective for reporting period Electricity’. The IASB has added application guidance to beginning on or after January 1, 2027 and are to be IFRS 9 to address specifically whether a contract to buy applied retrospectively, with earlier application permitted. electricity generated from a source dependent on natural conditions is held for the entity’s own-use expectations. The Company is currently assessing the impact of adopting The amendments also address specifically how an entity IFRS 18 and the amendments to other standards, on the applies the hedge accounting requirements in IFRS 9 when consolidated financial statements. a contract referencing nature-dependent electricity with a variable nominal amount is designated as the hedging _ _$PHQGPHQWV_WR_,)56___DQG_,)56___Ł_&ODVVLŮFDWLRQ_DQG_ instrument. The IASB decided to add complementary Measurement of Financial Instruments disclosure requirements to IFRS 7. The amendments are On May 30, 2024, IASB issued ‘Classification and effective for annual periods beginning on or after January Measurement of Financial Instruments (Amendments to 1, 2026, with earlier application permitted. The Company IFRS 9 and IFRS 7)’ to address matters identified during the is currently assessing the impact of adopting these post-implementation review of IFRS 9. The amendments amendments on the consolidated financial statements.

450 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

4. PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Plant and equipment[1]	Furniture and fixtures	Office equipment	Vehicles	Total
Gross carrying value:							
As at April 1, 2024	₹ 4,375	₹ 47,024	₹ 102,513	₹ 18,233	₹ 7,514	₹ 34	₹ 179,693
Additions	-	6,215	10,623	3,143	943	10	20,934
Additions through Business combinations (Refer to Note 7)	-	-	9	-	-	-	9
Disposals	(6)	(680)	(13,668)	(1,803)	(793)	(9)	(16,959)
Translation adjustment	4	(3)	77	3	(1)	(1)	79
As at March 31, 2025	**₹ 4,373**	**₹ 52,556**	**₹ 99,554**	**₹ 19,576**	**₹ 7,663**	**₹ 34**	**₹ 183,756**
Accumulated depreciation/ impairment:							
As at April 1, 2024	₹-	₹ 11,775	₹ 75,549	₹ 12,287	₹ 5,932	₹ 22	₹ 105,565
Depreciation and impairment	-	1,662	11,050	2,229	623	4	15,568
Disposals	-	(410)	(13,189)	(1,526)	(730)	(8)	(15,863)
Translation adjustment	-	(30)	49	(1)	(4)	(1)	13
As at March 31, 2025	**₹ -**	**₹ 12,997**	**₹ 73,459**	**₹ 12,989**	**₹ 5,821**	**₹ 17**	**₹ 105,283**
Net carrying value as at March 31, 2025	**₹ 4,373**	**₹ 39,559**	**₹ 26,095**	**₹ 6,587**	**₹ 1,842**	**₹ 17**	**₹ 78,473**
Capital work-in-progress							₹ 2,211
Net carrying value including Capital work-in-progress as at March 31, 2025							**₹ 80,684**
Gross carrying value:							
As at April 1, 2025	**₹ 4,373**	**₹ 52,556**	**₹ 99,554**	**₹ 19,576**	**₹ 7,663**	**₹ 34**	**₹ 183,756**
Additions	**-**	**923**	**9,253**	**1,795**	**737**	**3**	**12,711**
Additions through Business combination (Refer to Note 7)	**-**	**131**	**109**	**22**	**99**	**1**	**362**
Disposals	**-**	**(821)**	**(14,979)**	**(1,449)**	**(720)**	**(2)**	**(17,971)**
Translation adjustment	**31**	**440**	**3,182**	**270**	**147**	**1**	**4,071**
As at March 31, 2026	**₹ 4,404**	**₹ 53,229**	**₹ 97,119**	**₹ 20,214**	**₹ 7,926**	**₹ 37**	**₹ 182,929**
Accumulated depreciation/ impairment:							
As at April 1, 2025	**₹ -**	**₹ 12,997**	**₹ 73,459**	**₹ 12,989**	**₹ 5,821**	**₹ 17**	**₹ 105,283**
Depreciation and impairment	**-**	**1,848**	**9,669**	**2,387**	**686**	**5**	**14,595**
Disposals	**-**	**(695)**	**(14,730)**	**(1,245)**	**(697)**	**(1)**	**(17,368)**
Translation adjustment	**-**	**211**	**2,670**	**197**	**116**	**1**	**3,195**
As at March 31, 2026	**₹ -**	**₹ 14,361**	**₹ 71,068**	**₹ 14,328**	**₹ 5,926**	**₹ 22**	**₹ 105,705**
Net carrying value as at March 31, 2026	**₹ 4,404**	**₹ 38,868**	**₹ 26,051**	**₹ 5,886**	**₹ 2,000**	**₹ 15**	**₹ 77,224**
Capital work-in-progress [2]							**₹ 4,563**
Net carrying value including Capital work-in-progress as at March 31, 2026							**₹ 81,787**

[1] Including net carrying value of computer equipment and software amounting to ₹ 16,003 and ₹ 16,719, as at March 31, 2025 and 2026, respectively.

[2] Including capital advance of ₹ 15 and Capital work-in-progress of ₹ 6 on account of additions through business combination. (Refer to Note 7)

WIPRO INTEGRATED ANNUAL REPORT 2025-26

451

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

5. RIGHT-OF-USE ASSETS

	Category of Right-of-Use asset				
	Land	Buildings	Plant and equipment	Vehicles	Total
Gross carrying value:					
As at April 1, 2024	₹ 1,343	₹ 28,453	₹ 2,242	₹ 849	₹ 32,887
Additions	-	10,822	3,735	228	14,785
Disposals	(221)	(4,389)	(632)	(354)	(5,596)
Translation adjustment	-	152	100	17	269
As at March 31, 2025	**₹ 1,122**	**₹ 35,038**	**₹ 5,445**	**₹ 740**	**₹ 42,345**
Accumulated depreciation:					
As at April 1, 2024	₹ 98	₹ 13,237	₹ 1,086	₹ 511	₹ 14,932
Depreciation	21	5,362	539	180	6,102
Disposals	(13)	(3,776)	(303)	(319)	(4,411)
Translation adjustment	-	81	34	9	124
As at March 31, 2025	**₹ 106**	**₹ 14,904**	**₹ 1,356**	**₹ 381**	**₹ 16,747**
Net carrying value as at March 31, 2025	**₹ 1,016**	**₹ 20,134**	**₹ 4,089**	**₹ 359**	**₹ 25,598**
Gross carrying value:					
As at April 1, 2025	₹ 1,122	₹ 35,038	₹ 5,445	₹ 740	₹ 42,345
Additions	-	7,697	-	233	7,930
Additions through Business combination (Refer to Note 7)	-	1,062	-	-	1,062
Disposals	-	(5,385)	(959)	(204)	(6,548)
Translation adjustment	-	2,062	593	135	2,790
As at March 31, 2026	**₹ 1,122**	**₹ 40,474**	**₹ 5,079**	**₹ 904**	**₹ 47,579**
Accumulated depreciation:					
As at April 1, 2025	₹ 106	₹ 14,904	₹ 1,356	₹ 381	₹ 16,747
Depreciation	19	5,611	875	220	6,725
Disposals	-	(4,421)	(936)	(156)	(5,513)
Translation adjustment	-	1,054	207	72	1,333
As at March 31, 2026	**₹ 125**	**₹ 17,148**	**₹ 1,502**	**₹ 517**	**₹ 19,292**
Net carrying value as at March 31, 2026	**₹ 997**	**₹ 23,326**	**₹ 3,577**	**₹ 387**	**₹ 28,287**

The Company recognized the following expenses in the consolidated statement of income:

	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
Rent expense recognized under facility expenses pertaining to:			
Leases of low-value assets	₹ 245	₹ 232	₹ 309
Short-term leases	3,257	3,842	3,304
	₹ 3,502	₹ 4,074	₹ 3,613

452 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) Payments toward leases of low-value assets and Short-term leases are disclosed under operating activities in the consolidated statement of cash flows. All other lease payments during the period are disclosed under financing activities in the consolidated statement of cash flows. Income from subleasing RoU assets for the years ended March 31, 2024, 2025 and 2026 is not material. The Company is committed to certain leases amounting to I 999 which have not commenced as of March 31, 2026. The term of such leases ranges from 1 to 5 years. Lease liability Year ended Year ended March 31, 2025 March 31, 2026 Balance at the beginning of the year C 22,728 I 30,218 Additions 16,649 11,680 Additions through Business combinations—1,062 Deletions (967) (1,268) Finance cost accrued during the period 1,593 1,956 Payment of lease liabilities (10,474) (11,561) Translation adjustment 689 2,949 Balance at the end of the year K 30,218 K 35,036 Non-current C 22,193 I 26,327 Current 8,025 8,709 Refer to Note 19 for remaining contractual maturities of lease liabilities. 6. GOODWILL AND INTANGIBLE ASSETS The movement in goodwill balance is given below: Year ended Year ended March 31, 2025 March 31, 2026 Balance at the beginning of the year C 316,002 I 325,014 Acquisition through Business combinations (Refer to Note 7)(1) 1,324 24,772 Translation adjustment 7,688 37,613 Balance at the end of the year K 325,014 K 387,399 (1) Acquisition through business combinations for the year ended March 31, 2026 is after considering the impact of I 7 towards measurement period REPORT 2025-26 changes in the purchase price allocation of acquisitions made during the year ended March 31, 2025. ANNUAL INTEGRATED WIPRO

453

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The Company is organized into two operating segments: IT Services and IT Products (Refer to Note 33). Goodwill as at March 31, 2025 and 2026 has been allocated to the IT Services operating segment.

Goodwill recognized on business combinations is allocated to Cash Generating Units ("**CGUs**"), within the IT Services operating segment, which are expected to benefit from the synergies of the acquisitions.

	Year ended March 31, 2025	Year ended March 31, 2026
CGUs		
Americas 1	₹ 108,111	**₹ 132,869**
Americas 2	106,529	**122,472**
Europe	81,955	**96,381**
Asia Pacific, Middle East and Africa	28,419	**35,677**
	₹ 325,014	**₹ 387,399**

For impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Company's operating segment. Goodwill is tested for impairment at least annually in accordance with the Company's procedure for determining the recoverable value of each CGU.

The recoverable amount of the CGU is determined based on FVLCD. The FVLCD of the CGU is determined based on the market capitalization approach, using the turnover and earnings multiples derived from observable market data. The fair value measurement is categorized as a level 2 fair value based on the inputs in the valuation techniques used.

Based on the above testing, no impairment was identified as at March 31, 2025 and 2026, as the recoverable value of the CGUs exceeded the carrying value. A sensitivity analysis to the change in the key parameters (turnover and earnings multiples) did not identify any probable scenarios where the CGU's recoverable amount would fall below its carrying amount.

The movement in intangible assets is given below:

	Intangible assets		
	Customer-related	Marketing-related	Total
Gross carrying value:			
As at April 1, 2024	₹ 43,672	₹ 11,972	₹ 55,644
Acquisition through Business combinations (Refer to Note 7)	1,896	-	1,896
Deductions/adjustments	(4,101)	(2,518)	(6,619)
Translation adjustment	994	268	1,262
As at March 31, 2025	**₹ 42,461**	**₹ 9,722**	**₹ 52,183**
Accumulated amortization/ impairment:			
As at April 1, 2024	₹ 18,281	₹ 4,615	₹ 22,896
Amortization and impairment[1]	6,327	1,582	7,909
Deductions/adjustments	(4,101)	(2,518)	(6,619)
Translation adjustment	443	104	547
As at March 31, 2025	**₹ 20,950**	**₹ 3,783**	**₹ 24,733**
Net carrying value as at March 31, 2025	**₹ 21,511**	**₹ 5,939**	**₹ 27,450**

454 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	Intangible assets		
	Customer-related	Marketing-related	Total
Gross carrying value:			
As at April 1, 2025	₹ 42,461	₹ 9,722	₹ 52,183
Acquisition through business combinations (Refer to Note 7)	5,644	1,109	6,753
Deductions/adjustments	(4,420)	-	(4,420)
Translation adjustment	4,387	1,122	5,509
As at March 31, 2026	₹ 48,072	₹ 11,953	₹ 60,025
Accumulated amortization/ impairment:			
As at April 1, 2025	₹ 20,950	₹ 3,783	₹ 24,733
Amortization and impairment [1]	6,599	1,188	7,787
Deductions/adjustments	(4,420)	-	(4,420)
Translation adjustment	2,252	497	2,749
As at March 31, 2026	₹ 25,381	₹ 5,468	₹ 30,849
Net carrying value as at March 31, 2026	₹ 22,691	₹ 6,485	₹ 29,176

[1] During the years ended March 31, 2025 and 2026, a decline in the revenue and earnings estimates led to a revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge ₹ 1,155 and ₹ 851 for the years ended March 31, 2025 and 2026, respectively, as part of amortization and impairment.

Amortization expense on intangible assets is included in selling and marketing expenses in the consolidated statement of income.

As at March 31, 2026, the net carrying value and the estimated remaining amortization period for intangible assets acquired on acquisition are as follows:

Acquisition	Net carrying value	Estimated remaining amortization period
Capco - customer-related intangible	₹ 14,013	4.08 years
Capco - marketing-related intangible	5,230	5.08 years
DTS - customer-related intangible	5,650	5.67 years
DTS - marketing-related intangible	1,045	2.67 years
AVT	1,602	0.21 - 4.72 years
Vara Infotech Private Limited	430	0.50 - 3.50 years
Aggne	392	0.87 - 1.87 years
Rational Interaction, Inc.	318	0.89 years
Eximius Design, LLC	371	1.40 years
Convergence Acceleration Solutions, LLC	125	2.03 years
Total	₹ 29,176	

WIPRO INTEGRATED ANNUAL REPORT 2025-26

455 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) 7. Business Combinations Summary of acquisitions during the year ended March 31, 2024: During the year ended March 31, 2024, the Company completed a business combination by acquiring a 60% equity interest in Aggne Global Inc. and Aggne Global IT Services Private Limited (“Aggne”), a leading consulting and managed services company serving the insurance and insurtech industries. Aggne is a leading alliance partner of Duck Creek, which is a market-leading platform for property and casualty insurance. The acquisition was consummated on February 13, 2024, for total cash consideration of I 5,525. The following table presents the purchase price allocation: Net assets Ib___ Fair value of property, plant and equipment 374 Fair value of right-of-use assets 33 Fair value of customer-related intangibles 556 Fair value of marketing-related intangibles 390 Deferred tax liabilities on intangible assets (367) 7RWDO_LGHQWLÙDEOH_DVVHWV K 1,180 Goodwill 4,817 Share of non-controlling interests (472) Total purchase price K 5,525 1HW_$VVHWV_LQFOXGH_ Cash and cash equivalents 153 Fair value of acquired trade receivables included in net assets 113 Gross contractual amount of acquired trade receivables 113 Less: Allowance for lifetime expected credit loss -$PRXQW_LQFOXGHG_LQ_JHQHUDO_DQG_DGPLQLVWUDWLYH_H[SHQVHV_ Transaction costs 31 The goodwill of I 4,817 comprises value of acquired workforce and expected synergies arising from the business combination. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes. The interest of non-controlling shareholders is measured at the non-controlling interest’s proportionate share of the fair value of the identifiable net assets of Aggne. The Company has issued put options to non-controlling interests in Aggne in accordance with the terms of underlying shareholders agreement and will be settled in cash. As at the acquisition date, the Company has recorded a financial liability for the estimated present value of its gross obligation to purchase the non-controlling interest with a corresponding adjustment to equity. The fair value of the financial liability is estimated as per the terms of shareholders agreement and the undiscounted fair value of the financial liability is I 5,176 as at the date of acquisition. Considering the discount rate of 5.87%, the discounted fair value of the financial liability is I 4,238. The pro-forma effects of acquisition of Aggne for the year ended March 31, 2024, on the Company’s revenues and profits were not material.

456 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Summary of acquisitions during the year ended March 31, 2025:

During the year ended March 31, 2025, the Company completed a business combination by acquiring a 100% equity interest in Applied Value Technologies, Inc. and Applied Value Technologies B.V., which was consummated on December 16, 2024. The Company has also acquired a 100% equity interest in Applied Value Technologies Pte Limited (together with Applied Value Technologies, Inc. and Applied Value Technologies B.V., "AVT"), which was consummated on January 3, 2025. AVT helps enterprises transform IT operations through a highly customized and data-driven approach. AVT will augment Wipro's existing application services capabilities, helping drive new growth opportunities. The total consideration (upfront cash to acquire control, deferred consideration and contingent consideration) for the acquisition is ₹ 2,836. During the year ended March 31, 2026, the Company finalized the purchase price allocation as set for the below:

The following table presents the purchase price allocation:

Net assets	₹ 166
Fair value of property, plant and equipment	9
Fair value of customer-related intangibles	1,896
Deferred tax liabilities on intangible assets	(566)
Total identifiable assets	**₹ 1,505**
Goodwill	1,331
Total purchase price	**₹ 2,836**
Net Assets include:	
Cash and cash equivalents	₹ 113
Fair value of acquired trade receivables included in net assets	215
Gross contractual amount of acquired trade receivables	215
Less: Allowance for lifetime expected credit loss	-
Amount included in general and administrative expenses:	
Transaction costs	₹ 45

The goodwill of ₹ 1,331 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes.

The total consideration for AVT included a deferred consideration of ₹ 264, which was payable within six months from the consummation date and was subsequently settled.

The total consideration of AVT includes a contingent consideration linked to achievement of revenues and earnings over a period of 3 years ending December 31, 2027, and range of contingent consideration payable is between ₹ Nil and ₹ 2,122. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ₹ 2,122 as at the date of acquisition. The discounted fair value of contingent consideration of ₹ 1,537 is recorded as part of purchase price allocation.

The pro-forma effects of the acquisition of AVT for the year ended March 31, 2025 on the Company's revenues and profits were not material.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

457 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) Summary of acquisitions during the year ended March 31, 2026: During the year ended March 31, 2026, the Company completed a business combination by acquiring 100% equity interest in Digital Transformation Solutions unit of Harman International Inc. which is Harman Connected Services Inc. and its subsidiaries and certain other assets (together, “DTS”), a global provider of Engineering, Research and Development (“ER&D”) services and IT services. The acquisition was consummated on December 1, 2025, for total cash consideration of I 34,044. Net assets I 2,996 Fair value of property, plant and equipment 383 Fair value of right-of-use assets 1,062 Fair value of customer-related intangibles 5,644 Fair value of marketing-related intangibles 1,109 Deferred tax liabilities on intangible assets (1,915) 7RWDO_LGHQWLÙDEOH_DVVHWV K 9,279 Goodwill 24,765 Total purchase price K 34,044 1HW_$VVHWV_LQFOXGH_ Cash and cash equivalents I 8,011 Fair value of acquired trade receivables included in net assets 3,066 Gross contractual amount of acquired trade receivables 3,225 Less: Allowance for lifetime expected credit loss (159) $PRXQW_LQFOXGHG_LQ_JHQHUDO_DQG_DGPLQLVWUDWLYH_H[SHQVHV_ Transaction costs K 230 The above purchase price allocation for DTS is provisional and will be finalized as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition. The goodwill of I 24,765 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes. The pro-forma effects of acquisition of DTS for the year ended March 31, 2026, on the Company’s results were not material.

458 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

8. INVESTMENTS

	As at March 31, 2025	As at March 31, 2026
Non-current		
Financial instruments at FVTPL		
Equity instruments[1]	₹ 4,955	₹ 7,336
Fixed maturity plan mutual funds	1,203	-
Financial instruments at FVTOCI		
Equity instruments[1]	12,493	12,143
Financial instruments at amortized cost		
Inter corporate and term deposits[3]	7,807	8,574
	₹ 26,458	₹ 28,053
Current		
Financial instruments at FVTPL		
Short-term mutual funds[2]	₹ 88,776	₹ 79,719
Fixed maturity plan mutual funds	300	1,281
Financial instruments at FVTOCI		
Non-convertible debentures	219,389	210,328
Government securities	10,651	8,948
Commercial papers	2,858	14,227
Bonds	21,138	10,385
Financial instruments at amortized cost		
Inter corporate and term deposits[3]	68,362	112,792
	₹ 411,474	₹ 437,680
Total	₹ 437,932	₹ 465,733
Financial instruments at FVTPL	₹ 95,234	₹ 88,336
Financial instruments at FVTOCI	266,529	256,031
Financial instruments at amortized cost	76,169	121,366

[1] Uncalled capital commitments outstanding as at March 31, 2025 and 2026, was ₹ 1,576 and ₹ 2,577, respectively.

[2] As at March 31, 2025 and 2026, short-term mutual funds include units placed on lien with bank on account of margin money for currency derivatives amounting to ₹ 233 and ₹ Nil, respectively.

[3] These deposits earn a fixed rate of interest. As at March 31, 2025 and 2026, term deposits include deposits in lien with banks, held as margin money deposits against guarantees amounting to ₹ 953 and ₹ 961, respectively.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

459

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Investments accounted for using the equity method

During the year ended March 31, 2026, the Company invested ₹ 352 being equity contribution in Drivestream Inc., an associate. The Company's share of equity in the associate is 43.7%.

The Company had no material associate and joint venture as at March 31, 2025 and 2026.

The aggregate summarized financial information in respect of the Company's immaterial associate and joint venture that are accounted for using the equity method is set forth below:

	As at March 31, 2025	As at March 31, 2026
Carrying amount of the Company's interest in:		
An associate accounted for using the equity method (Unquoted: Series A Preferred Stock - 94,527; Common stock - 27,865, Series B Preferred Stock - 190,525 and Series C Preferred stock - 400)	₹ 933	₹ 1,716
A joint venture accounted for using the equity method (Unquoted: Class A units - 5,850,000)	394	410
Total	₹ 1,327	₹ 2,126

	For the year ended March 31, 2024	For the year ended March 31, 2025	For the year ended March 31, 2026
Company's share of net profit / (loss) in the consolidated statement of income pertaining to:			
An associate accounted for using the equity method	₹ (8)	₹ 129	₹ 282
A joint venture accounted for using the equity method	(225)	125	(25)
Total	₹ (233)	₹ 254	₹ 257

9. TRADE RECEIVABLES

	As at March 31, 2025	As at March 31, 2026
Trade receivables	₹ 124,215	₹ 143,966
Allowance for lifetime expected credit loss	(6,171)	(7,716)
	₹ 118,044	₹ 136,250
Non-current	₹ 299	₹ 349
Current	117,745	135,901

460 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The activity in the allowance for lifetime expected credit loss is given below:

	As at March 31, 2025	As at March 31, 2026
Balance at the beginning of the year	₹ 6,316	₹ 6,171
Additions due to Acquisitions (Refer to Note 7)	-	159
Additions, net (Refer to Note 25)	324	2,838
Additions on account of Unbilled Receivables	-	(698)
Charged against allowance	(512)	(1,288)
Translation adjustment	43	534
Balance at the end of the year	₹ 6,171	₹ 7,716

10. INVENTORIES

	As at March 31, 2025	As at March 31, 2026
Traded goods	₹ 685	₹ 514
Stores and spare parts	9	3
	₹ 694	₹ 517

During the years ended March 31, 2025 and 2026, changes in inventories recognized as expense is ₹ 195 and ₹ 171, respectively, and purchases of traded goods recognized as expense is ₹ 2,967 and ₹ 5,755, respectively.

11. CASH AND CASH EQUIVALENTS

	As at March 31, 2024	As at March 31, 2025	As at March 31, 2026
Cash and bank balances	₹ 60,648	₹ 74,456	₹ 96,145
Demand deposits with banks[(1)]	36,305	47,518	9,410
	₹ 96,953	₹ 121,974	₹ 105,555

[(1)] These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the consolidated statement of cash flows:

	As at March 31, 2024	As at March 31, 2025	As at March 31, 2026
Cash and cash equivalents	₹ 96,953	₹ 121,974	₹ 105,555
Bank overdrafts	(2)	^	-
	₹ 96,951	₹ 121,974	₹ 105,555

^ Value is less than 0.5

WIPRO INTEGRATED ANNUAL REPORT 2025-26

461

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

12. OTHER FINANCIAL ASSETS

	As at March 31, 2025	As at March 31, 2026
Non-current		
Finance lease receivables	₹ 3,090	₹ 3,922
Security deposits	1,318	1,812
Advance to customer	225	509
Dues from officers and employees	30	16
Other receivables	1	^
	₹ 4,664	₹ 6,259
Current		
Finance lease receivables	₹ 5,144	₹ 4,189
Security deposits	1,827	2,235
Receivables from redemption of mutual funds	-	800
Advance to customer	70	494
Dues from officers and employees	505	435
Claims receivables	195	384
Interest receivables	596	357
Other receivables	111	1,351
	₹ 8,448	₹ 10,245
	₹ 13,112	₹ 16,504

^ Value is less than 0.5

Finance lease receivables

Finance lease receivables consist of assets that are leased for a contract term normally ranging 1 to 5 years, with lease payments due in monthly or quarterly installments. Details of finance lease receivables are given below:

	As at March 31, 2025	As at March 31, 2026
Year 1	₹ 5,489	₹ 4,554
Year 2	1,908	2,573
Year 3	945	1,225
Year 4	380	290
Year 5	145	112
Gross investment in lease	₹ 8,867	₹ 8,754
Less: Unearned finance income	(633)	(643)
Present value of minimum lease payment receivables	₹ 8,234	₹ 8,111
Non-current	₹ 3,090	₹ 3,922
Current	5,144	4,189

462 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

13. OTHER ASSETS

	As at March 31, 2025	As at March 31, 2026
Non-current		
Prepaid expenses	₹ 2,657	₹ 4,356
Interest receivable from statutory authorities	1,148	1,062
Deferred contract cost		
Costs to obtain contracts[(1)]	3,277	2,592
Costs to fulfil contracts[(2)]	378	1,000
	₹ 7,460	₹ 9,010
Current		
Prepaid expenses	₹ 16,917	₹ 18,929
Balance with GST and other authorities	6,760	7,969
Advance to suppliers	2,323	2,369
Withholding taxes	542	975
Dues from officers and employees	453	415
Defined benefit plan asset, net	472	204
Deferred contract cost		
Costs to obtain contracts[(1)]	1,407	1,903
Costs to fulfil contracts[(2)]	131	151
Other receivables	123	249
	₹ 29,128	₹ 33,164
	₹ 36,588	₹ 42,174

[(1)] Costs to obtain contracts amortization of ₹ 1,083, ₹ 1,333 and ₹ 2,558 during the years ended March 31, 2024, 2025 and 2026, respectively.

[(2)] Costs to fulfil contracts amortization of ₹ 60, ₹ 83 and ₹ 150 during the years ended March 31, 2024, 2025 and 2026, respectively.

14. LOANS, BORROWINGS AND BANK OVERDRAFTS

	As at March 31, 2025	As at March 31, 2026
Non-current		
Unsecured Notes 2026[(1)]	₹ 63,954	₹ -
Loans from institutions other than banks	-	1,962
	₹ 63,954	₹ 1,962
Current		
Unsecured Notes 2026[(1)]	₹ -	₹ 71,052
Borrowings from banks	97,863	94,860
Bank overdrafts	^	-
	₹ 97,863	₹ 165,912
	₹ 161,817	₹ 167,874

^ Value is less than 0.5

[(1)] On June 23, 2021, Wipro IT Services LLC, a wholly owned step-down subsidiary of the Company, issued U.S.$ 750 million in unsecured notes 2026 (the "Notes"). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. Interest on the Notes is payable semi-annually on June 23 and December 23 of each year, commencing from December 23, 2021. The Notes are listed on Singapore Exchange Securities Trading Limited (SGX-ST).

WIPRO INTEGRATED ANNUAL REPORT 2025-26

463

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Short-term loans, borrowings and bank overdrafts

The Company had loans, borrowings and bank overdrafts amounting to ₹ 97,863 and ₹ 94,860, as at March 31, 2025 and 2026, respectively. The principal source of borrowings from banks as at March 31, 2026 primarily consists of lines of credit of approximately ₹ 89,024, U.S. Dollar ("U.S.$") 432 million, Saudi Riyal ("SAR") 120 million, Pound Sterling ("GBP") 7 million, Bahraini Dinar ("BHD") 1 million, Thai Baht ("THB") 5 million, Brazilian Real ("BRL") 8 million, Indonesian Rupiah ("IDR") 13,000 million, Qatari Riyal ("QAR") 10 million, Mexican Peso ("MXN") 35 million, Canadian Dollar ("CAD") 14 million, Bangladeshi Taka ("BDT") 175 million and Japanese Yen ("JPY") 300 million from bankers for working capital requirements and other short-term needs.

As at March 31, 2026, the Company has unutilized lines of credit aggregating ₹ 27,524, U.S.$ 92 million, SAR 75 million, GBP 7 million, BHD 1 million, THB 5 million, BRL 8 million, IDR 13,000 million, QAR 10 million, MXN 35 million, CAD 14 million, BDT 175 million and JPY 300 million. To utilize these unused lines of credit, the Company requires consent of the lender and compliance with certain financial covenants. Significant portion of these lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable on a periodic basis.

Significant portion of these facilities bear floating rates of interest, referenced to country specific official benchmark interest rates and a spread, determined based on market conditions.

Long-term loans and borrowings

	As at March 31, 2025		As at March 31, 2026		
	Foreign currency in millions	Indian Rupee	Foreign currency in millions	Indian Rupee	Final maturity
Unsecured Notes 2026	U.S.$ 748	₹ 63,954	U.S.$ 749	₹ 71,052	June-26
Loans from institutions other than banks	-	-	U.S.$ 21	1,962	June-27
		₹ 63,954		₹ 73,014	
Non-current portion of long-term loans and borrowings		₹ 63,954		₹ 1,962	
Current portion of long-term loans and borrowings		-		71,052	

Refer to Note 26 for interest expense on loans, borrowings and bank overdrafts.

Cash and non-cash changes in liabilities arising from financing activities:

	April 1, 2024	Cash flow	Non-cash changes: Net additions to Lease Liabilities/additions due to acquisitions	Non-cash changes: Effective interest rate adjustment	Non-cash changes: Foreign exchange movements	March 31, 2025
Borrowings	₹ 141,464	₹ 17,923	₹ -	₹ 114	₹ 2,316	₹ 161,817
Lease Liabilities	23,183	(10,474)	17,270	-	239	30,218
	₹ 164,647	₹ 7,449	₹ 17,270	₹ 114	₹ 2,555	₹ 192,035

	April 1, 2025	Cash flow	Non-cash changes: Net additions to Lease Liabilities/additions due to acquisitions	Non-cash changes: Effective interest rate adjustment	Non-cash changes: Foreign exchange movements	March 31, 2026
Borrowings	₹ 161,817	₹ (6,752)	₹ 1,852	₹ 119	₹ 10,838	₹ 167,874
Lease Liabilities	30,218	(11,561)	13,430	-	2,949	35,036
	₹ 192,035	₹ (18,313)	₹ 15,282	₹ 119	₹ 13,787	₹ 202,910

464 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Non-fund based

The Company has non-fund based revolving credit facilities in various currencies equivalent to ₹ 49,634 and ₹ 49,747, as at March 31, 2025 and 2026, respectively, towards operational requirements that can be used for the issuance of letters of credit and bank guarantees. As at March 31, 2025, and 2026, an amount of ₹ 36,524, and ₹ 36,389, respectively, was unutilized out of these non-fund based facilities.

15. TRADE PAYABLES AND ACCRUED EXPENSES

	As at March 31, 2025	As at March 31, 2026
Non-current		
Accrued expenses	₹ -	₹ 4,394
	₹ -	₹ 4,394
Current		
Trade payables	₹ 21,985	₹ 22,258
Accrued expenses	66,267	72,666
	₹ 88,252	₹ 94,924
	₹ 88,252	₹ 99,318

16. OTHER FINANCIAL LIABILITIES

	As at March 31, 2025	As at March 31, 2026
Non-current		
Liability on written put options to non-controlling interests (Refer to Note 19)	₹ 4,945	₹ 3,071
Contingent consideration (Refer to Note 19)	1,307	1,178
Liabilities towards customer contracts	1,026	719
Long-term incentive payable	387	376
Deferred consideration for Business combination	61	34
Rent deposit	26	12
Other liabilities(1)	41	1,353
	₹ 7,793	₹ 6,743
Current		
Liability on written put options to non-controlling interests (Refer to Note 19)	₹ -	₹ 2,628
Liabilities towards customer contracts	342	721
Capital creditors	1,255	689
Advance from customers	167	329
Rent deposit	475	477
Contingent consideration (Refer to Note 19)	557	456
Interest accrued on loans and borrowings	489	541
Deferred consideration for Business combination	295	118
Unclaimed dividend	64	177
Other liabilities(2)	234	5,221
	₹ 3,878	₹ 11,357
	₹ 11,671	₹ 18,100

(1) Includes payable to selling shareholders

(2) Includes liability on non-designated hedges

WIPRO INTEGRATED ANNUAL REPORT 2025-26

465

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

17. OTHER LIABILITIES

	As at March 31, 2025	As at March 31, 2026
Non-current		
Statutory and other liabilities	₹ 12,757	₹ 17,877
Employee benefits obligations	4,362	5,165
	₹ 17,119	₹ 23,042
Current		
Employee benefits obligations	₹ 16,001	₹ 17,967
Statutory and other liabilities	14,295	16,012
Advance from customers	790	822
	₹ 31,086	₹ 34,801
	₹ 48,205	₹ 57,843

18. PROVISIONS

	As at March 31, 2025	As at March 31, 2026
Non-current		
Provision for onerous contracts	₹ 294	₹ 224
	₹ 294	₹ 224
Current		
Provision for onerous contracts	₹ 1,288	₹ 1,184
Provision for warranty	207	214
Others	142	98
	₹ 1,637	₹ 1,496
	₹ 1,931	₹ 1,720

A summary of activity in provision for warranty, provision for onerous contracts and other provisions is as follows:

	Year ended March 31, 2025				Year ended March 31, 2026			
	Provision for warranty	Provision for onerous contracts	Others	Total	Provision for warranty	Provision for onerous contracts	Others	Total
Balance at the beginning of the year	₹ 217	₹ 1,599	₹ 155	₹ 1,971	₹ 207	₹ 1,582	₹ 142	₹ 1,931
Additional provision during the year	207	597	-	804	214	582	-	796
Utilized/written-back during the year	(217)	(624)	(13)	(854)	(207)	(826)	(44)	(1,077)
Translation adjustment	-	10	-	10	-	70	-	70
Balance at the end of the year	₹ 207	₹ 1,582	₹ 142	₹ 1,931	₹ 214	₹ 1,408	₹ 98	₹ 1,720

Provision for warranty represents cost associated with providing sales support services, which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

Provision for onerous contracts is recognized when the expected benefit by the company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract.

Other provisions primarily include provisions for compliance related contingencies. The timing of cash outflows in respect of such provision cannot be reasonably determined.

466 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

19. FINANCIAL INSTRUMENTS

The carrying value of financial instruments by categories as at March 31, 2025 is as follows:

	Fair value through profit or loss	Fair value through other comprehensive income		Amortized cost	Total
		Mandatory	Designated upon initial recognition		
Financial Assets:					
Cash and cash equivalents (Refer to Note 11)	₹ -	₹ -	₹ -	₹ 121,974	₹ 121,974
Investments (Refer to Note 8)					
Equity Instruments	4,955	-	12,493	-	17,448
Fixed maturity plan mutual funds	1,503	-	-	-	1,503
Short-term mutual funds	88,776	-	-	-	88,776
Non-convertible debentures	-	219,389	-	-	219,389
Government securities	-	10,651	-	-	10,651
Commercial papers	-	2,858	-	-	2,858
Bonds	-	21,138	-	-	21,138
Inter corporate and term deposits	-	-	-	76,169	76,169
Other financial assets					
Trade receivables (Refer to Note 9)	-	-	-	118,044	118,044
Unbilled receivables	-	-	-	64,280	64,280
Other financial assets (Refer to Note 12)	-	-	-	13,112	13,112
Derivative assets (Refer to Note 19)	1,105	-	715	-	1,820
	₹ 96,339	**₹ 254,036**	**₹ 13,208**	**₹ 393,579**	**₹ 757,162**
Financial Liabilities:					
Trade payables and other financial liabilities					
Trade payables and accrued expenses (Refer to Note 15)	₹ -	₹ -	₹ -	₹ 88,252	₹ 88,252
Other financial liabilities (Refer to Note 16)	1,864	-	-	9,807	11,671
Loans, borrowings and bank overdrafts (Refer to Note 14)	-	-	-	161,817	161,817
Lease liabilities	-	-	-	30,218	30,218
Derivative liabilities (Refer to Note 19)	75	-	893	-	968
	₹ 1,939	**₹ -**	**₹ 893**	**₹ 290,094**	**₹ 292,926**

WIPRO INTEGRATED ANNUAL REPORT 2025-26

467

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The carrying value of financial instruments by categories as at March 31, 2026 is as follows:

	Fair value through profit or loss	Fair value through other comprehensive income		Amortized cost	Total
		Mandatory	Designated upon initial recognition		
Financial Assets:					
Cash and cash equivalents (Refer to Note 11)	₹ -	₹ -	₹ -	₹ 105,555	₹ 105,555
Investments (Refer to Note 8)					
Equity Instruments	7,336	-	12,143	-	19,479
Fixed maturity plan mutual funds	1,281	-	-	-	1,281
Short-term mutual funds	79,719	-	-	-	79,719
Non-convertible debentures	-	210,328	-	-	210,328
Government securities	-	8,948	-	-	8,948
Commercial papers	-	14,227	-	-	14,227
Bonds	-	10,385	-	-	10,385
Inter corporate and term deposits	-	-	-	121,366	121,366
Other financial assets					
Trade receivables (Refer to Note 9)	-	-	-	136,250	136,250
Unbilled receivables	-	-	-	84,256	84,256
Other financial assets (Refer to Note 12)	-	-	-	16,504	16,504
Derivative assets (Refer to Note 19)	295	-	593	-	888
	₹ 88,631	₹ 243,888	₹ 12,736	₹ 463,931	₹ 809,186
Financial Liabilities:					
Trade payables and other financial liabilities					
Trade payables and accrued expenses (Refer to Note 15)	₹ -	₹ -	₹ -	₹ 99,318	₹ 99,318
Other financial liabilities (Refer to Note 16)	1,634	-	-	16,466	18,100
Loans, borrowings and bank overdrafts (Refer to Note 14)	-	-	-	167,874	167,874
Lease liabilities	-	-	-	35,036	35,036
Derivative liabilities (Refer to Note 19)	1,453	-	9,525	-	10,978
	₹ 3,087	₹ -	₹ 9,525	₹ 318,694	₹ 331,306

468 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Offsetting Financial assets and liabilities

The following table contains information on financial assets and financial liabilities subject to offsetting:

Financial assets	As at March 31, 2025			As at March 31, 2026		
	Gross amounts recognized	Gross amounts of recognized financial liabilities set off	Net amounts recognized	Gross amounts recognized	Gross amounts of recognized financial liabilities set off	Net amounts recognized
Trade receivables - non-current	₹ 299	₹ -	₹ 299	₹ 349	₹ -	₹ 349
Trade receivables - current	126,512	(8,767)	117,745	147,371	(11,470)	135,901
Other financial assets - non-current	4,664	-	4,664	6,259	-	6,259
Other financial assets - current	8,448	-	8,448	10,245	-	10,245
Unbilled receivables - non-current	-	-	-	7,433	-	7,433
Unbilled receivables - current	66,194	(1,914)	64,280	77,802	(979)	76,823
	₹ 206,117	₹ (10,681)	₹ 195,436	₹ 249,459	₹ (12,449)	₹ 237,010

Financial liabilities	As at March 31, 2025			As at March 31, 2026		
	Gross amounts recognized	Gross amounts of recognized financial assets set off	Net amounts recognized	Gross amounts recognized	Gross amounts of recognized financial assets set off	Net amounts recognized
Accrued expenses - non-current	₹ -	₹ -	₹ -	₹ 4,394	-	₹ 4,394
Trade payables and accrued expenses - current	98,933	(10,681)	88,252	107,373	(12,449)	₹ 94,924
Other financial liabilities - non-current	7,793	-	7,793	6,743	-	6,743
Other financial liabilities - current	3,878	-	3,878	11,357	-	11,357
	₹ 110,604	₹ (10,681)	₹ 99,923	₹ 129,867	₹ (12,449)	₹ 117,418

For the financial assets and liabilities subject to offsetting or similar arrangements, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis and hence are not offset.

Fair value

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, lease liabilities, trade payables and accrued expenses, and eligible current and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, short-term loans, borrowings and bank overdrafts, lease liabilities, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. Finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated credit losses on these receivables. As at March 31, 2025 and 2026, the carrying value of such financial assets, net of allowances, and liabilities approximates the fair value.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

469

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The Company's Unsecured Notes 2026 are contracted at fixed coupon rate of 1.50% and market yield on these loans as of March 31, 2026 was 4.48%.

Investments in short-term mutual funds and fixed maturity plan mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market approach primarily based on market multiples method.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves and currency volatility.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

There were no transfers between Levels 1, 2 and 3 during the years ended March 31, 2025 and 2026.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2025				As at March 31, 2026			
	Fair value measurements at reporting date				Fair value measurements at reporting date			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets								
Derivative instruments:								
Cash flow hedges	**₹ 715**	₹ -	₹ 715	₹ -	**₹ 593**	₹ -	₹ 593	₹ -
Others	**1,105**	-	1,105	-	**295**	-	295	-
Investments:								
Short-term mutual funds	**88,776**	88,776	-	-	**79,719**	79,719	-	-
Fixed maturity plan mutual funds	**1,503**	-	1,503	-	**1,281**	-	1,281	-
Equity instruments	**17,448**	57	-	17,391	**19,479**	36	-	19,443
Non-convertible debentures, government securities, commercial papers and bonds	**254,036**	10,550	243,486	-	**243,888**	8,854	235,034	-
Liabilities								
Derivative instruments:								
Cash flow hedges	**₹ (893)**	₹ -	₹ (893)	₹ -	**₹ (9,525)**	₹ -	₹ (9,525)	₹ -
Others	**(75)**	-	(75)	-	**(1,453)**	-	(1,453)	-
Liability on written put options to non-controlling interests	**(4,945)**	-	-	(4,945)	**(5,699)**	-	-	(5,699)
Contingent consideration	**(1,864)**	-	-	(1,864)	**(1,634)**	-	-	(1,634)

470 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The following methods and assumptions were used to estimate the fair value of the Level 2 financial instruments included in the above table.

Financial instrument	Method and assumptions
Derivative instruments (assets and liabilities)	The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2026, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.
Investment in non-convertible debentures, government securities, commercial papers and bonds	Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.
Investment in fixed maturity plan mutual funds	Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the Level 3 financial instruments included in the above table.

Financial instrument	Method and assumptions
Investment in equity instruments	Fair value of these instruments is determined using market approach primarily based on market multiples method.
Contingent consideration and liability on written put options to non-controlling interest	Fair value of these instruments is determined using valuation techniques which includes inputs relating to risk-adjusted revenue and operating profit forecast.

The following table presents changes in Level 3 assets and liabilities for the years ended March 31, 2025 and 2026:

	As at March 31, 2025	As at March 31, 2026
Investment in equity instruments		
Balance at the beginning of the year	₹ 20,126	**₹ 17,391**
Additions	1,925	**2,038**
Disposals[(1)(2)]	(1,828)	**(1,199)**
Gain/(loss) recognized in consolidated statement of income	321	**768**
Gain/(loss) recognized in other comprehensive income	(3,609)	**(1,431)**
Translation adjustment	456	**1,876**
Balance at the end of the year	**₹ 17,391**	**₹ 19,443**

(1) During the year ended March 31, 2025, as a result of an acquisition by another investors, the Company sold its shares of equity instruments in six companies at a fair value of ₹ 1,281 and recognized a cumulative loss of ₹ 175 in other comprehensive income and cumulative gain of ₹ 152 in consolidated statement of income.

(2) During the year ended March 31, 2026, as a result of an acquisition by another investors, the Company sold its shares of equity instruments in three companies at a fair value of ₹ 585 and recognized a cumulative gain of ₹ 389 in other comprehensive income and cumulative loss of ₹ 138 in consolidated statement of income.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

471 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) As at As at March 31, 2025 March 31, 2026 Contingent consideration Balance at the beginning of the year C (429) I (1,864) (Addition)/Reversals(1) 169 (49) Addition through Business combination (Refer to Note 7) (1,537) -Payouts—648 Finance expense recognized in consolidated statement of income (47) (195) Translation adjustment (20) (174) Balance at the end of the year K (1,864) K (1,634) (1) Towards change in fair value of earn-out liability as a result of changes in estimates of revenue and earnings over the earn-out period. As at As at March 31, 2025 March 31, 2026 Liability on written put options to non-controlling interests Balance at the beginning of the year C (4,303) I (4,945) Finance expense recognized in consolidated statement of income (530) (585) Changes in fair value of written put options—385 Translation adjustment (112) (554) Balance at the end of the year K (4,945) K (5,699) As at March 31, 2025 and 2026, every 1% increase/decrease in the unobservable inputs used to estimate the fair value of investment in equity instruments, fair value of contingent consideration and liability on written put options to non-controlling interests, does not have a material impact on its fair value. Derivative assets and liabilities: The Company is exposed to currency fluctuations on foreign currency assets/liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company is also exposed to interest rate fluctuations on investments in floating rate financial assets and floating rate borrowings. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets/liabilities, interest rates, foreign currency forecasted cash flows and net investment in foreign operations. The counterparties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as immaterial.

472 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The following table presents the aggregate contracted principal amounts of the Company's derivative contracts outstanding:

(in million)

	As at March 31, 2025				As at March 31, 2026			
	Notional		Fair value		Notional		Fair value	
Designated derivative instruments								
Sell: Forward contracts	U.S.$	1,008	₹	(608)	U.S.$	2,475	₹	(8,574)
	€	46	₹	78	€	118	₹	347
	£	43	₹	30	£	66	₹	169
	AUD	23	₹	79	AUD	31	₹	(20)
Buy: Forward contracts	U.S.$	-	₹	-	U.S.$	750	₹	500
Range forward option contracts	U.S.$	764	₹	333	U.S.$	400	₹	(1,497)
	€	36	₹	(55)	€	41	₹	108
	£	43	₹	(89)	£	41	₹	67
	AUD	31	₹	5	AUD	76	₹	(32)
Interest rate swaps	U.S.$	225	₹	24	U.S.$	-	₹	-
Non-designated derivative instruments								
Sell: Forward contracts[(1)]	U.S.$	752	₹	975	U.S.$	944	₹	(1,581)
	€	94	₹	(27)	€	237	₹	299
	£	12	₹	(14)	£	79	₹	176
	AUD	65	₹	12	AUD	47	₹	74
	SGD	34	₹	4	SGD	45	₹	55
	ZAR	162	₹	(13)	ZAR	55	₹	8
	CAD	142	₹	71	CAD	95	₹	47
	SAR	179	₹	(4)	SAR	30	₹	^
	QAR	13	₹	^	QAR	5	₹	^
	TRY	90	₹	2	TRY	90	₹	1
	NOK	-	₹	-	NOK	12	₹	1
	OMR	2	₹	^	OMR	1	₹	^
	JPY	705	₹	(13)	JPY	1,220	₹	32
	DKK	31	₹	(11)	DKK	-	₹	-
	CNH	7	₹	(1)	CNH	-	₹	-
	COP	8,120	₹	1	COP	8,120	₹	(3)
	MYR	32	₹	1	MYR	24	₹	20
	RON	8	₹	(1)	RON	-	₹	-
	HKD	39	₹	^	HKD	42	₹	^
	TWD	40	₹	^	TWD	57	₹	1
	CHF	9	₹	(3)	CHF	6	₹	13
	PHP	150	₹	(4)	PHP	-	₹	-
	THB	43	₹	2	THB	52	₹	(2)
	PLN	10	₹	1	PLN	8	₹	1
	BRL	17	₹	(2)	BRL	106	₹	(18)

WIPRO INTEGRATED ANNUAL REPORT 2025-26

473

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

(in million)

	As at March 31, 2025				As at March 31, 2026			
	Notional		Fair value		Notional		Fair value	
Buy: Forward contracts	U.S.$	18	₹	(25)	U.S.$	20	₹	15
	€	10	₹	23	€	193	₹	(162)
	£	24	₹	37	£	16	₹	(16)
	AUD	3	₹	(2)	AUD	-	₹	-
	CAD	19	₹	(40)	CAD	20	₹	(11)
	QAR	4	₹	^	QAR	9	₹	^
	CNH	137	₹	(1)	CNH	208	₹	(7)
	RON	67	₹	11	RON	51	₹	(12)
	PLN	99	₹	56	PLN	76	₹	(43)
	SEK	34	₹	18	SEK	19	₹	(7)
	BRL	66	₹	18	BRL	10	₹	8
	JPY	306	₹	3	JPY	347	₹	(1)
	DKK	9	₹	(1)	DKK	9	₹	^
	THB	178	₹	(5)	THB	30	₹	(6)
	CRC	1,871	₹	^	CRC	2,300	₹	(7)
	PHP	168	₹	2	PHP	90	₹	(2)
	PEN	5	₹	^	PEN	-	₹	-
	LKR	1,100	₹	(1)	LKR	1,693	₹	(2)
	CLP	2,900	₹	(5)	CLP	2,900	₹	(3)
	BHD	1	₹	^	BHD	1	₹	^
	OMR	^	₹	^	OMR	^	₹	^
	HKD	38	₹	(5)	HKD	-	₹	-
	SGD	2	₹	(3)	SGD	-	₹	-
	MYR	7	₹	^	MYR	9	₹	(4)
	MXN	81	₹	(1)	MXN	178	₹	(14)
	AED	-	₹	-	AED	16	₹	^
	SAR	-	₹	-	SAR	11	₹	^
	KRW	-	₹	-	KRW	6,400	₹	(8)
			₹	852			₹	(10,090)

^ Value is less than 0.5

(1) U.S.$ 752 and U.S.$ 944 includes U.S.$/PHP sell forward of U.S.$ 197 and U.S.$ 242 as at March 31, 2025 and 2026, respectively.

The Company determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in consolidated statement of income at the time of the hedge relationship rebalancing.

474 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at March 31, 2025	As at March 31, 2026
Balance as at the beginning of the year	₹ 773	₹ (275)
Changes in fair value of effective portion of derivatives	(1,185)	(13,440)
Deferred cancellation gain/(loss), net	(91)	(1,174)
Net (gain)/loss reclassified to consolidated statement of income on occurrence of hedged transactions[1]	203	5,163
Net (gain)/loss on ineffective portion of derivative instruments classified to consolidated statement of income	25	-
Translation gain	-	7
Gain/(loss) on cash flow hedging derivatives, net	₹ (1,048)	₹ (9,444)
Balance as at the end of the year	₹ (275)	₹ (9,719)
Deferred tax asset/(liability) thereon	65	2,320
Balance as at the end of the year, net of deferred taxes	₹ (210)	₹ (7,399)

[1] Includes net (gain)/loss reclassified to revenue of ₹ 394 and ₹ 6,093 for the years ended March 31, 2025 and 2026, respectively; net (gain)/loss reclassified to cost of revenues of ₹ (51) and ₹ (877) for the years ended March 31, 2025 and 2026, respectively; net (gain)/loss reclassified to finance expenses of ₹ (213) and ₹ (53) for the years ended March 31, 2025 and 2026, respectively and net (gain)/loss reclassified to finance and other income of ₹ 73 and ₹ Nil for the years ended March 31, 2025 and 2026, respectively.

The related hedge transactions for balance in cash flow hedging reserves as at March 31, 2026 are expected to occur and be reclassified to the consolidated statement of income over a period of 12 months.

As at March 31, 2025 and 2026, there were no material gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Sale of financial assets

From time to time, in the normal course of business, the Company transfers accounts receivables, unbilled receivables and net investment in finance lease receivables (financial assets) to banks. Under the terms of the arrangements, the Company either substantially transfers its risks and rewards or surrenders control over the financial assets and transfer is without recourse. Accordingly, on such transfers the financial assets are derecognized and considered as sale of financial assets. Gains and losses on the sale of financial assets without recourse are recorded in finance expenses, at the time of sale based on the carrying value of the financial assets and fair value of servicing liability. The incremental impact of such transactions on our cash flow and liquidity for the years ended March 31, 2024, 2025 and 2026 is not material.

Financial risk management

Market Risk

Market risk is the risk of loss of future earnings to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and loans and borrowings.

The Company's exposure to market risk is a function of investment and financing activities and revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of the Company's earnings and equity to losses.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

475

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Risk management procedures

The Company manages market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. The corporate treasury department recommends risk management objectives and policies, which are approved by senior management and the Company's Audit, Risk and Compliance Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, loans and borrowing strategies, and ensuring compliance with market risk limits and policies.

Foreign currency risk

The Company operates internationally, and a major portion of its business is transacted in several currencies. Consequently, we are exposed to foreign exchange risk through receiving payment for sales and services in the U.S. and elsewhere and we make purchases from overseas suppliers in various foreign currencies. The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency loans and borrowings. A significant portion of the Company's revenue is in the U.S. Dollars, Pound Sterling, Euro, Indian Rupees, Australian Dollars and Canadian Dollars, while a large portion of costs are in Indian Rupees. The exchange rate between the Indian Rupee and these currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the Indian Rupee against these currencies can adversely affect the Company's results of operations.

The Company evaluates exchange rate exposure arising from these transactions and enters into foreign currency derivative instruments to mitigate such exposure. The Company follows established risk management policies, including the use of derivatives like foreign exchange forward/option contracts to hedge forecasted cash flows denominated in foreign currency.

The Company has designated certain derivative instruments as cash flow hedges to mitigate the foreign exchange exposure of forecasted highly probable cash flows.

As of March 31, 2026, a ₹ 1 increase in the spot exchange rate of the Indian Rupee with the U.S. Dollar would result in an approximately ₹ 2,756 (including consolidated statement of income of ₹ 683 and other comprehensive income of ₹ 2,073) decrease in the fair value, and a ₹ 1 decrease would result in an approximately ₹ 2,743 (including consolidated statement of income of ₹ 683 and other comprehensive income of ₹ 2,060) increase in the fair value of foreign currency dollar denominated derivative instruments (forward and option contracts).

The below table presents foreign currency risk from non-derivative financial assets/(liabilities) as at March 31, 2025 and 2026:

	As at March 31, 2025						
	U.S.$	Euro	Pound Sterling	Australian Dollar	Canadian Dollar	Other Currencies[(1)]	Total
Trade receivables	₹ 39,306	₹ 12,470	₹ 7,611	₹ 1,942	₹ 629	₹ 4,195	₹ 66,153
Unbilled receivables	23,341	4,383	4,227	1,622	583	2,179	36,335
Cash and cash equivalents	28,719	5,871	1,357	1,007	4,392	2,575	43,921
Other financial assets	785	1,187	353	537	101	1,504	4,467
Lease Liabilities	(2,625)	(2,894)	(2,402)	(259)	(72)	(1,104)	(9,356)
Trade payables, accrued expenses and other financial liabilities	(32,507)	(12,735)	(10,683)	(1,220)	(1,068)	(4,435)	(62,648)
Non-derivative financial assets/ (liabilities), net	**₹ 57,019**	**₹ 8,282**	**₹ 463**	**₹ 3,629**	**₹ 4,565**	**₹ 4,914**	**₹ 78,872**

[(1)] Other currencies reflect currencies such as Saudi Riyal, Swiss Franc, Singapore Dollar, United Arab Emirates Dirham and Polish Zloty.

476 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2026						
	U.S.$	Euro	Pound Sterling	Australian Dollar	Canadian Dollar	Other Currencies[1]	Total
Trade receivables	₹ 51,190	₹ 13,487	₹ 9,294	₹ 2,680	₹ 577	₹ 4,851	₹ 82,079
Unbilled receivables	31,242	5,721	7,329	2,091	1,027	3,217	50,627
Cash and cash equivalents	13,500	7,233	3,029	1,687	7,333	3,268	36,050
Other financial assets	8,960	1,591	390	93	156	907	12,097
Lease Liabilities	(4,057)	(3,278)	(2,828)	(80)	(25)	(998)	(11,266)
Trade payables, accrued expenses and other financial liabilities	(43,925)	(16,064)	(16,144)	(2,875)	(3,203)	(7,169)	(89,380)
Non-derivative financial assets/ (liabilities), net	₹ 56,910	₹ 8,690	₹ 1,070	₹ 3,596	₹ 5,865	₹ 4,076	₹ 80,207

[1] Other currencies reflect currencies such as Singapore Dollar, Swiss Franc, Polish Zloty, United Arab Emirates Dirham and Swedish Krona.

As at March 31, 2025 and 2026, respectively, every 1% increase/decrease in the respective foreign currencies compared to functional currency of the Company would increase/decrease the Company's profit before taxes by approximately ₹ 789 and ₹ 802, respectively.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowings, including various revolving and other lines of credit.

Our investments are primarily in short-term investments, which do not expose us to significant interest rate risk.

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. If interest rates were to increase by 100 bps as on March 31, 2026, additional net annual interest expense on floating rate borrowing would amount to approximately ₹ 799. Certain borrowings are also transacted at fixed interest rates.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, the Company periodically assesses the credit rating and financial reliability of customers, considering the financial condition, current economic trends, forward-looking macroeconomic information, analysis of historical bad debts and ageing of accounts receivable. No single customer accounted for more than 10% of the accounts receivable as of March 31, 2025 and 2026, or revenues for the years ended March 31, 2024, 2025 and 2026. There is no significant concentration of credit risk.

Trade receivables and unbilled receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a customer to engage in a repayment plan with the Company.

Refer to Note 9 for changes in the allowance for lifetime expected credit loss.

Counterparty risk

Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Issuer risk is minimized by only buying securities in India which are at least AA rated by Indian rating agencies. Settlement and credit risk is reduced by the policy of entering into transactions with counterparties that are usually banks or financial institutions with acceptable credit ratings. Exposure to these risks are closely monitored and maintained within predetermined parameters. There are limits on credit exposure to any financial institution. The limits are regularly assessed and determined based upon credit analysis including financial statements and capital adequacy ratio reviews.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

477

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Cash and cash equivalents include demand deposits of ₹3,546 and bank balances of ₹83,236 held with two banks having high credit ratings, which are individually in excess of 10% or more of the Company's total cash and cash equivalents as of March 31, 2026. Refer to Note 11.

We did not have any significant concentration of investment risk, as no investments with any single counterparty exceeded 10% of our total investments as of March 31, 2026. Refer to Note 8.

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at a reasonable price. The Company's corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors our net liquidity position through rolling forecasts based on the expected cash flows. As of March 31, 2026, cash and cash equivalents are held with major banks and financial institutions.

The table below provides details regarding the remaining contractual maturities of financial liabilities at the reporting date. The amounts include estimated interest payments and exclude the impact of netting agreements, if any.

	As at March 31, 2025						
	Less than 1 year	1-2 years	2-4 years	Beyond 4 years	Total Cashflows	Interest included in total cash flows	Carrying value
Loans, borrowings and bank overdrafts[1]	₹ 99,884	₹ 64,576	₹ -	₹ -	**₹ 164,460**	₹ (2,643)	**₹ 161,817**
Lease Liabilities[1]	9,563	6,950	8,426	11,379	**36,318**	(6,100)	**30,218**
Trade payables and accrued expenses	88,252	-	-	-	**88,252**	-	**88,252**
Derivative liabilities	968	-	-	-	**968**	-	**968**
Other financial liabilities							
Contingent consideration[2]	580	420	1,401	-	**2,401**	(537)	**1,864**
Liability on written put options to non-controlling interests[2]	-	2,686	3,819	-	**6,505**	(1,560)	**4,945**
Rent Deposit	475	4	22	-	**501**	-	**501**
Liabilities towards customer contracts	342	342	684	-	**1,368**	-	**1,368**
Advance from customers	167	-	-	-	**167**	-	**167**
Capital creditors	1,255	-	-	-	**1,255**	-	**1,255**
Others	1,082	303	195	-	**1,580**	(9)	**1,571**
	₹ 202,568	**₹ 75,281**	**₹ 14,547**	**₹ 11,379**	**₹ 303,775**	**₹ (10,849)**	**₹ 292,926**

478 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2026						
	Less than 1 year	1-2 years	2-4 years	Beyond 4 years	Total Cashflows	Interest included in total cash flows	Carrying value
Loans, borrowings and bank overdrafts[(1)]	₹ 167,648	₹ 2,076	₹ -	₹ -	₹ 169,724	₹ (1,850)	₹ 167,874
Lease Liabilities[(1)]	10,492	8,315	10,152	12,855	41,814	(6,778)	35,036
Trade payables and accrued expenses	94,924	1,929	1,920	545	99,318	-	99,318
Derivative liabilities	10,978	-	-	-	10,978	-	10,978
Other financial liabilities							
Contingent consideration[(2)]	467	1,553	-	-	2,020	(386)	1,634
Liability on written put options to non-controlling interests[(2)]	2,689	-	3,375	-	6,064	(365)	5,699
Rent Deposit	477	12	-	-	489	-	489
Liabilities towards customer contracts	721	359	360	-	1,440	-	1,440
Advance from customers	329	-	-	-	329	-	329
Capital creditors	689	-	-	-	689	-	689
Others	6,057	297	439	1,027	7,820	-	7,820
	₹ 295,471	₹ 14,541	₹ 16,246	₹ 14,427	₹ 340,685	₹ (9,379)	₹ 331,306

[(1)] Includes future cash outflow towards estimated interest on loans, borrowings and bank overdrafts, and lease liabilities.

[(2)] Includes future cash outflow towards estimated interest on contingent consideration and liability on written put options to non-controlling interests.

The balanced view of liquidity and financial indebtedness is stated in the table below. The management for external communication with investors, analysts and rating agencies uses this calculation of the net cash position:

	As at March 31, 2025	As at March 31, 2026
Cash and cash equivalents	₹ 121,974	₹ 105,555
Investments - current	411,474	437,680
Loans, borrowings and bank overdrafts	(161,817)	(167,874)
	₹ 371,631	₹ 375,361

WIPRO INTEGRATED ANNUAL REPORT 2025-26

479

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

20. FOREIGN CURRENCY TRANSLATION RESERVE AND OTHER RESERVES

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at March 31, 2025	As at March 31, 2026
Balance at the beginning of the year	₹ 47,261	**₹ 54,500**
Translation difference related to foreign operations, net	7,294	**46,377**
Transfer of shares pertaining to Non-controlling interests of subsidiary	(14)	**-**
Reclassification of foreign currency translation differences on liquidation of subsidiaries to consolidated statement of income	(41)	**-**
Others	-	**(5)**
Balance at the end of the year	**₹ 54,500**	**₹ 100,872**

The movement in other reserves is summarized below:

Particulars	Other Reserves				
	Remeasurements of the defined benefit plans	Investment in debt instruments measured at fair value through OCI	Investment in equity instruments measured at fair value through OCI	Capital Redemption Reserve	Gross obligation to non-controlling interests under put options
As at April 1, 2023	₹ (548)	₹ (119)	₹ 10,793	₹ 1,122	₹ -
Addition through Business combination (Refer to Note 7)	-	-	-	-	(4,238)
Other comprehensive income	262	1,516	(473)	-	-
Buyback of equity shares (Refer to Note 22)	-	-	-	539	-
As at March 31, 2024	**₹ (286)**	**₹ 1,397**	**₹ 10,320**	**₹ 1,661**	**₹ (4,238)**
As at April 1, 2024	₹ (286)	₹ 1,397	₹ 10,320	₹ 1,661	₹ (4,238)
Other comprehensive income	289	963	(3,476)	-	-
Bonus issue of equity shares (Refer to Note 22)	-	-	-	(1,661)	-
Transfer of shares pertaining to Non-controlling interests of subsidiary	(8)	-	-	-	-
Transfer to Retained earnings[(1)]	(130)	-	(5,624)	-	-
As at March 31, 2025	**₹ (135)**	**₹ 2,360**	**₹ 1,220**	**₹ -**	**₹ (4,238)**
As at April 1, 2025	**₹ (135)**	**₹ 2,360**	**₹ 1,220**	**₹ -**	**₹ (4,238)**
Other comprehensive income	**152**	**(2,094)**	**(1,448)**	**-**	**-**
As at March 31, 2026	**₹ 17**	**₹ 266**	**₹ (228)**	**₹ -**	**₹ (4,238)**

[(1)] Towards transfer of cumulative realized (gain)/loss on disposal of investments in equity instruments designated as FVTOCI and towards transfer of cumulative (gain)/loss on remeasurement of defined benefit plans to retained earnings.

480 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

21. INCOME TAXES

	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
Income tax expense as per the consolidated statement of income	₹ 36,089	₹ 42,777	₹ 40,767
Income tax included in other comprehensive income on:			
Gains/(losses) on investment securities	259	83	(323)
Gains/(losses) on cash flow hedging derivatives	554	(260)	(2,257)
Remeasurements of the defined benefit plans	111	49	10
	₹ 37,013	₹ 42,649	₹ 38,197

Income tax expense consists of the following:

	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
Current tax expense	₹ 34,973	₹ 45,405	₹ 42,665
Deferred tax expense/(reversal)	1,116	(2,628)	(1,898)
	₹ 36,089	₹ 42,777	₹ 40,767

The reconciliation between the provision of income tax and amounts computed by applying the Indian statutory income tax rate to profit before taxes is as follows:

	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
Profit before tax	₹ 147,210	₹ 174,957	₹ 173,422
Enacted income tax rate in India	34.94%	34.94%	34.94%
Computed expected tax expense	₹ 51,435	₹ 61,130	₹ 60,594
Effect of:			
Income exempt from tax	₹ (14,897)	₹ (12,960)	₹ (13,755)
Basis differences that will reverse during a tax holiday period	(202)	(332)	66
Income taxed at higher / (lower) rates	(7,497)	(7,736)	(7,393)
Taxes related to prior years	2,567	(2,306)	(4,141)
Changes in unrecognized deferred tax assets	1,092	(17)	123
Expenses disallowed for tax purpose	3,945	4,460	4,803
Others, net	(354)	538	470
Income tax expense	₹ 36,089	₹ 42,777	₹ 40,767
Effective income tax rate	*24.52%*	*24.45%*	*23.51%*

WIPRO INTEGRATED ANNUAL REPORT 2025-26

481 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) The components of deferred tax assets and liabilities are as follows: As at As at March 31, 2025 March 31, 2026 ‘HIHUUHG_WD[_DVVHWV Carry forward losses(1) 898 C I 784 Trade payables, accrued expenses and other liabilities 7,106 7,886 Allowances for lifetime expected credit loss 1,428 2,016 &DVK_ùRZ_KHGJHV 65 2,234 Contract Assets—151 Others 144 147 K 9,641 K 13,218 ‘HIHUUHG_WD[_OLDELOLWLHV Property, plant and equipment C (536) I (650) Amortizable goodwill (5,449) (6,906) Intangible assets (7,931) (8,407) Interest income and fair value movement of investments (2,912) (2,687) Contract liabilities (209) -Special Economic Zone re-investment reserve (3,485) (2,627) Undistributed earnings of subsidiaries (3,001) (3,965) K (23,523) K (25,242) ‘HIHUUHG_WD[_OLDELOLWLHV__QHW K (13,882) K (12,024) $PRXQWV_SUHVHQWHG_LQ_FRQVROLGDWHG_VWDWHPHQW_RI_ŮQDQFLDO_SRVLWLRQ_ Deferred tax assets C 2,561 I 5,242 Deferred tax liabilities (16,443) (17,266) (1) Includes deferred tax asset recognized on carry forward losses pertaining to business combinations.

482 | STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Movement in deferred tax assets and liabilities

Movement during the year ended March 31, 2024	As at April 1, 2023	Credit/ (charge) in the consolidated statement of income	Credit/ (charge) in other comprehensive income	On account of Business combinations and others	Translation adjustment	As at March 31, 2024
Carry forward losses	₹ 2,624	₹ (1,384)	₹ -	₹ -	₹ 14	₹ 1,254
Trade payables, accrued expenses and other liabilities	6,367	(477)	(111)	(4)	18	5,793
Allowances for lifetime expected credit loss	1,743	(129)	-	-	4	1,618
Property, plant and equipment	(911)	(1)	-	-	-	(912)
Amortizable goodwill	(3,855)	(993)	-	-	(61)	(4,909)
Intangible assets	(10,170)	2,067	-	(367)	(131)	(8,601)
Interest income and fair value movement of investments	(1,170)	82	(259)	-	-	(1,347)
Cash flow hedges	359	-	(554)	-	-	(195)
Contract asset / (Contract liabilities)	(370)	(257)	-	5	(3)	(625)
Special Economic Zone re-investment reserve	(7,237)	(583)	-	-	-	(7,820)
Others	(433)	559	-	(22)	(10)	94
Deferred tax liabilities, net	**₹ (13,053)**	**₹ (1,116)**	**₹ (924)**	**₹ (388)**	**₹ (169)**	**₹ (15,650)**

Movement during the year ended March 31, 2025	As at April 1, 2024	Credit/ (charge) in the consolidated statement of income	Credit/ (charge) in other comprehensive income	On account of Business combinations and others	Translation adjustment	As at March 31, 2025
Carry forward losses	₹ 1,254	₹ (357)	₹ -	₹ -	₹ 1	₹ 898
Trade payables, accrued expenses and other liabilities	5,793	1,362	(49)	-	-	7,106
Allowances for lifetime expected credit loss	1,618	(190)	-	-	-	1,428
Property, plant and equipment	(912)	371	-	-	5	(536)
Amortizable goodwill	(4,909)	(422)	-	-	(118)	(5,449)
Intangible assets	(8,601)	1,446	-	(566)	(210)	(7,931)
Interest income and fair value movement of investments	(1,347)	(1,482)	(83)	-	-	(2,912)
Cash flow hedges	(195)	-	260	-	-	65
Contract asset / (Contract liabilities)	(625)	428	-	-	(12)	(209)
Special Economic Zone re-investment reserve	(7,820)	4,335	-	-	-	(3,485)
Undistributed earnings of subsidiaries	-	(2,941)	-	-	(60)	(3,001)
Others	94	78	-	-	(28)	144
Deferred tax liabilities, net	**₹ (15,650)**	**₹ 2,628**	**₹ 128**	**₹ (566)**	**₹ (422)**	**₹ (13,882)**

WIPRO INTEGRATED ANNUAL REPORT 2025-26

483

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Movement during the year ended March 31, 2026	As at April 1, 2025	Credit/ (charge) in the consolidated statement of income	Credit/ (charge) in other comprehensive income	On account of Business combinations and others	Translation adjustment	As at March 31, 2026
Carry forward losses	₹ 898	₹ (239)	₹ -	₹ 9	₹ 116	₹ 784
Trade payables, accrued expenses and other liabilities	7,106	(142)	(10)	590	342	7,886
Allowances for lifetime expected credit loss	1,428	519	-	33	36	2,016
Property, plant and equipment	(536)	(392)	-	248	30	(650)
Amortizable goodwill	(5,449)	(873)	-	-	(584)	(6,906)
Intangible assets	(7,931)	2,277	-	(1,915)	(838)	(8,407)
Interest income and fair value movement of investments	(2,912)	346	323	(369)	(75)	(2,687)
Cash flow hedges	65	(87)	2,257	-	(1)	2,234
Contract asset / (Contract liabilities)	(209)	124	-	230	6	151
Special Economic Zone re-investment reserve	(3,485)	858	-	-	-	(2,627)
Undistributed earnings of subsidiaries	(3,001)	(587)	-	-	(377)	(3,965)
Others	144	94	-	(57)	(34)	147
Deferred tax liabilities, net	₹ (13,882)	₹ 1,898	₹ 2,570	₹ (1,231)	₹ (1,379)	₹ (12,024)

Deferred taxes on unrealized foreign exchange gain/loss relating to cash flow hedges, fair value movements in investments and remeasurements of the defined benefit plans are recognized in other comprehensive income. Deferred tax liability on the intangible assets identified and carry forward losses on acquisitions is recorded by an adjustment to goodwill. Other than these, the change in deferred tax assets and liabilities is primarily recorded in the consolidated statement of income.

In assessing the realizability of deferred tax assets, the Company considers the extent to which it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on this, the Company believes that it is probable that the Company will realize the benefits of these deductible differences. The amount of deferred tax asset considered realizable, however, could be reduced in the near term if the estimates of future taxable income during the carry-forward period are reduced.

Deferred tax asset amounting to ₹ 10,816 and ₹ 13,613 as at March 31, 2025 and 2026, respectively in respect of unused tax losses have not been recognized by the Company. The tax loss carry-forwards of ₹ 44,274 and ₹ 56,119 as at March 31, 2025 and 2026, respectively, on which deferred tax asset has not been recognized by the Company, because it is probable that future taxable profits will not be available against which the unused tax losses can be utilized in the foreseeable future. Approximately, ₹ 40,292, and ₹ 51,505 as at March 31, 2025 and 2026, respectively, of these tax loss carry-forwards is not currently subject to expiration dates. The remaining tax loss carry-forwards of approximately ₹ 3,982 and ₹ 4,614 as at March 31, 2025 and 2026, respectively, expires in various years through fiscal year 2046.

The Company has recognized deferred tax assets of ₹ 898 and ₹ 784 primarily in respect of carry forward losses including certain subsidiaries as at March 31, 2025 and 2026, respectively. Management's projections of future taxable income and tax planning strategies support the assumption that it is probable that sufficient taxable income will be available to utilize these deferred tax assets.

484 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

A substantial portion of the profits of the Company's India operations are exempt from Indian income taxes being profits attributable to export operations and profits from units established under the Special Economic Zone Act, 2005 scheme. Units in designated SEZs providing service on or after April 1, 2005 will be eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits and gains for a further five years. A 50% tax deduction is available for a further five years subject to the unit meeting certain defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. New SEZ units set up on or after April 1, 2021 are not eligible for the aforesaid deduction. The tax holiday period being currently available to the Company expires in various years through fiscal years 2034-35. The impact of tax holidays has resulted in a decrease of current tax expense of ₹ 14,308, ₹ 11,798, and ₹ 13,092 for the years ended March 31, 2024, 2025 and 2026, respectively, compared to the effective tax amounts that the Company estimates it would have been required to pay if these incentives had not been available. The per equity share effect of these tax incentives for the years ended March 31, 2024, 2025 and 2026 is ₹ 1.35, ₹ 1.13, and ₹ 1.25, respectively. For the year ended March 31, 2024, earnings per equity share have been proportionately adjusted for the bonus issue in ratio of 1:1. Refer to Note 22.

Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences associated with investments in certain subsidiaries where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, deferred income tax liabilities on cumulative earnings of certain subsidiaries amounting to ₹ 86,937 and ₹ 69,693 as at March 31, 2025 and 2026, respectively and branch profit tax at 15% of the U.S. branch profit have not been recognized. Further, it is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings.

The Pillar Two legislations are neither enacted nor substantively enacted by Government of India, where the parent company is incorporated. Pillar Two legislation has been enacted, or substantively enacted, in certain other jurisdictions where the Company operates. However, the Company does not expect any material financial impact for the year ended March 31, 2026. In line with amended IAS 12, the Company has not recognized deferred taxes related to Pillar Two income taxes and accordingly has applied the mandatory exception as per the said standard.

22. DIVIDENDS, BONUS ISSUE AND BUYBACK OF EQUITY SHARES

The Company declares and pays dividends in Indian Rupees. According to the Companies Act, 2013 any dividend should be declared out of accumulated distributable profits. A company may, before the declaration of any dividend, transfer a percentage of its profits for that financial year as it may consider appropriate to the reserves.

The cash dividends paid per equity share were ₹ 1, ₹ 6 and ₹ 11 (₹ 5 declared on July 17, 2025 and ₹ 6 declared on January 16, 2026), during the years ended March 31, 2024, 2025 and 2026, respectively.

During the year ended March 31, 2024, the Company concluded the buyback of 269,662,921 equity shares (at a price of ₹ 445 per equity share) as approved by the Board of Directors on April 27, 2023. This has resulted in a total cash outflow of ₹ 145,173 (including tax on buyback of ₹ 24,783 and transaction costs related to buyback of ₹ 390). In line with the requirement of the Companies Act, 2013, an amount of ₹ 3,768 and ₹ 141,405 has been utilized from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ₹ 539 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 539.

During the year ended March 31, 2025, the Company concluded bonus issue in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on November 21, 2024. Subsequently, on December 4, 2024, the Company allotted 5,232,094,402 equity shares (including ADS) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS) under allotment as on the record date. Consequently, ₹ 10,467 (representing par value of ₹ 2 per share) was transferred from capital redemption reserves, share premium and retained earnings to the share capital.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

485 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) 23. ADDITIONAL CAPITAL DISCLOSURES The key objective of the Company’s capital management is to ensure that it maintains a stable capital structure with the focus on total equity to uphold investor, creditor, and customer confidence and to ensure future development of its business. The Company’s focus is to keep strong total equity base to ensure independence, security, as well as a high financial flexibility for potential future borrowings, if required without impacting the risk profile of the Company. The Company’s goal is to continue to be able to return excess liquidity to shareholders by continuing to distribute annual dividends in future periods. The amount of future dividends/ buyback of equity shares will be balanced with efforts to continue to maintain an adequate liquidity status. The capital structure as at March 31, 2025 and 2026 was as follows: As at As at % Change March 31, 2025 March 31, 2026 Equity attributable to the equity shareholders of the Company C 828,309 I 885,368 7% As percentage of total capital 81% 81% Current loans, borrowings and bank overdrafts 97,863 165,912 Non-current loans and borrowings 63,954 1,962 Current and non-current lease liabilities 30,218 35,036 7RWDO_ORDQV__ERUURZLQJV_DQG_EDQN_RYHUGUDIWV_DQGbOHDVH_OLDELOLWLHV K 192,035 K 202,910 6% As percentage of total capital 19% 19% Total capital K 1,020,344 K 1,088,278 7% Loans and borrowings represent 16% and 15% of total capital as at March 31, 2025 and 2026, respectively. The Company is not subjected to any externally imposed capital requirements. 24. REVENUE A. Contract assets and contract liabilities The following table presents the changes in contract assets balance: As at As at March 31, 2025 March 31, 2026 Balance at the beginning of the year C 19,854 I 15,795 $PRXQW_UHFODVVLŮHG_WR_UHFHLYDEOHV_SHUWDLQLQJ_WR_Ů[HG_SULFH_GHYHORSPHQW_FRQWUDFWV_RQ (14,730) (14,073) completion of milestones Increase due to revenue recognized during the year 10,617 12,233 Translation adjustment 54 864 Balance at the end of the year K 15,795 K 14,819

486 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) The following table presents the changes in contract liabilities balance: As at As at March 31, 2025 March 31, 2026 Balance at the beginning of the year C 17,653 I 20,063 Revenue recognized from opening balance of contract liabilities (14,695) (15,724) Increase due to invoicing during the year 17,036 20,262 Translation adjustment 69 833 Balance at the end of the year K 20,063 K 25,434 Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period. B. Remaining performance obligations Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes contract liabilities and amounts that will be invoiced and recognized as revenue in future periods. Applying the practical expedient, the Company has not disclosed its right to consideration from customers in an amount that corresponds directly with the value to the customer of the Company’s performance completed to date, which are contracts invoiced on time and material basis and volume based. As at March 31, 2024, 2025 and 2026, the aggregate amount of the Transaction Price allocated to remaining performance obligations, other than those meeting the exclusion criteria above, were I 318,756, I 364,937 and I 373,976, respectively, of which approximately 66%, 66% and 63%, respectively, is expected to be recognized as revenues within two years, and the remainder thereafter. This includes contracts with a substantive enforceable termination penalty if the contract is terminated without cause by the customer, based on an overall assessment of the contract carried out at the time of inception. Historically, customers have not terminated contracts without cause. C. Disaggregation of revenue The tables below present disaggregated revenue from contracts with customers by business segment (refer to Note 33 “Segment Information”), sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors. ANNUAL REPORT 2025-26 INTEGRATED WIPRO

487

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Information on disaggregation of revenues for the year ended March 31, 2024 is as follows:

		IT Services					IT Products	Total
		Americas 1	Americas 2	Europe	APMEA	Total		
A.	Revenue							
	Rendering of services	₹ 268,131	₹ 269,387	₹ 253,817	₹ 102,141	₹ 893,476	₹ -	₹ 893,476
	Sale of products	-	-	-	-	-	4,127	4,127
		₹ 268,131	**₹ 269,387**	**₹ 253,817**	**₹ 102,141**	**₹ 893,476**	**₹ 4,127**	**₹ 897,603**
B.	Revenue by sector							
	Banking, Financial Services and Insurance	₹ 2,462	₹ 165,002	₹ 95,475	₹ 35,762	₹ 298,701		
	Health	95,496	162	17,699	4,954	118,311		
	Consumer	102,439	5,351	43,035	16,387	167,212		
	Technology and Communications[(1)]	66,326	25,220	30,961	19,651	142,158		
	Energy, Manufacturing and Resources[(1)]	1,408	73,652	66,647	25,387	167,094		
		₹ 268,131	**₹ 269,387**	**₹ 253,817**	**₹ 102,141**	**₹ 893,476**	**₹ 4,127**	**₹ 897,603**
C.	Revenue by nature of contract							
	Fixed price and volume based	₹ 150,253	₹ 140,676	₹ 149,007	₹ 62,011	₹ 501,947	₹ -	₹ 501,947
	Time and materials	117,878	128,711	104,810	40,130	391,529	-	391,529
	Products	-	-	-	-	-	4,127	4,127
		₹ 268,131	**₹ 269,387**	**₹ 253,817**	**₹ 102,141**	**₹ 893,476**	**₹ 4,127**	**₹ 897,603**

Information on disaggregation of revenues for the year ended March 31, 2025 is as follows:

		IT Services					IT Products	Total
		Americas 1	Americas 2	Europe	APMEA	Total		
A.	Revenue							
	Rendering of services	₹ 281,806	₹ 271,965	₹ 240,187	₹ 94,234	₹ 888,192	₹ -	₹ 888,192
	Sale of products	-	-	-	-	-	2,692	2,692
		₹ 281,806	**₹ 271,965**	**₹ 240,187**	**₹ 94,234**	**₹ 888,192**	**₹ 2,692**	**₹ 890,884**
B.	Revenue by sector							
	Banking, Financial Services and Insurance	₹ 1,240	₹ 172,817	₹ 91,965	₹ 38,231	₹ 304,253		
	Health	108,305	236	13,982	3,272	125,795		
	Consumer	103,875	6,659	43,435	15,344	169,313		
	Technology and Communications[(1)]	64,907	24,255	31,804	14,933	135,899		
	Energy, Manufacturing and Resources[(1)]	3,479	67,998	59,001	22,454	152,932		
		₹ 281,806	**₹ 271,965**	**₹ 240,187**	**₹ 94,234**	**₹ 888,192**	**₹ 2,692**	**₹ 890,884**
C.	Revenue by nature of contract							
	Fixed price and volume based	₹ 144,904	₹ 137,385	₹ 142,241	₹ 56,390	₹ 480,920	₹ -	₹ 480,920
	Time and materials	136,902	134,580	97,946	37,844	407,272	-	407,272
	Products	-	-	-	-	-	2,692	2,692
		₹ 281,806	**₹ 271,965**	**₹ 240,187**	**₹ 94,234**	**₹ 888,192**	**₹ 2,692**	**₹ 890,884**

488 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Information on disaggregation of revenues for the year ended March 31, 2026 is as follows:

	IT Services					IT Products	Total
	Americas 1	Americas 2	Europe	APMEA	Total		
A. Revenue							
Rendering of services	₹ 305,036	₹ 268,532	₹ 243,645	₹ 102,087	₹ 919,300	₹ -	₹ 919,300
Sale of products	-	-	-	-	-	6,940	6,940
	₹ 305,036	₹ 268,532	₹ 243,645	₹ 102,087	₹ 919,300	₹ 6,940	₹ 926,240
B. Revenue by sector							
Banking, Financial Services and Insurance	₹ 842	₹ 170,299	₹ 96,587	₹ 46,283	₹ 314,011		
Health	116,104	1,408	12,944	3,392	133,848		
Consumer	107,075	3,772	44,537	13,586	168,970		
Technology and Communications	74,591	22,195	35,329	14,438	146,553		
Energy, Manufacturing and Resources	6,424	70,858	54,248	24,388	155,918		
	₹ 305,036	₹ 268,532	₹ 243,645	₹ 102,087	₹ 919,300	₹ 6,940	₹ 926,240
C. Revenue by nature of contract							
Fixed price and volume based	₹ 153,658	₹ 126,105	₹ 139,795	₹ 62,210	₹ 481,768	₹ -	₹ 481,768
Time and materials	151,378	142,427	103,850	39,877	437,532	-	437,532
Products	-	-	-	-	-	6,940	6,940
	₹ 305,036	₹ 268,532	₹ 243,645	₹ 102,087	₹ 919,300	₹ 6,940	₹ 926,240

(1) Effective October 1, 2024, the Company has reorganized its sectors by merging "Technology" and "Communications" into "Technology and Communications" sector, and by merging "Energy, Natural Resources and Utilities" and "Manufacturing" into "Energy, Manufacturing and Resources" sector. Comparative period disaggregation of revenue has been restated to give effect to this change.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

489

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

25. EXPENSES BY NATURE

	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
Employee compensation[1]	₹ 549,301	₹ 533,477	**₹ 555,855**
Sub-contracting and technical fees	103,030	100,148	**107,668**
Cost of hardware and software	4,116	3,170	**5,934**
Travel	15,102	14,095	**13,882**
Facility expenses	14,556	16,067	**15,886**
Software license expense for internal use	18,378	19,338	**21,720**
Depreciation, amortization and impairment[2]	34,071	29,579	**29,107**
Communication	4,878	3,842	**3,414**
Legal and professional fees	9,559	11,270	**10,199**
Rates, taxes and insurance	5,993	5,804	**5,858**
Marketing and brand building	3,555	3,591	**3,480**
Lifetime expected credit loss/ (write-back)	640	324	**2,838**
(Gain)/loss on sale of property, plant and equipment, net[3]	(2,072)	(606)	**(393)**
Miscellaneous expenses[4]	737	(454)	**1,394**
Total cost of revenues, selling and marketing expenses and general and administrative expenses	**₹ 761,844**	**₹ 739,645**	**₹ 776,842**

[1] Employee compensation includes impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹ 2,756 for the year ended March 31, 2026.

[2] Depreciation, amortization, and impairment includes an impairment charge on intangible assets amounting to ₹ 1,701, ₹ 1,155 and ₹ 851, for the years ended March 31, 2024, 2025 and 2026, respectively (Refer to Note 6).

[3] (Gain)/loss on sale of property, plant and equipment, net for the years ended March 31, 2024, 2025 and 2026, includes gain on sale of immovable properties of ₹ (2,357) and gain on relinquishment of the lease hold rights of land, transfer of building along with other assets of ₹ (885) and gain on transfer of building of ₹ (405), respectively.

[4] Miscellaneous expenses are net of reversals of contingent consideration ₹ 1,300, ₹ 169 and ₹ (49) for the years ended March 31, 2024, 2025 and 2026, respectively (Refer to Note 19). Miscellaneous expenses are net of insurance claim received of ₹ 1,805 during the year ended March 31, 2025.

26. FINANCE EXPENSES

	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
Interest on loans, borrowings and bank overdrafts	₹ 6,893	₹ 7,124	**₹ 5,368**
Interest on lease liabilities	1,334	1,593	**1,956**
Interest on liability on written put options to non-controlling interests	33	530	**585**
Other finance expenses[1]	4,292	5,523	**6,668**
	₹ 12,552	**₹ 14,770**	**₹ 14,577**

[1] Includes gain on remeasurement of written put options amounting to ₹ 385 for the year ended March 31, 2026.

490 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) 27. FINANCE AND OTHER INCOME AND FOREIGN EXCHANGE GAINS/(LOSSES), NET Year ended Year ended Year ended March 31, 2024 March 31, 2025 March 31, 2026 Interest income C 19,478 C 27,210 I 28,367 Dividend income from equity investments designated as FVTOCI 3 2,299 3 1HW_JDLQ_IURP_LQYHVWPHQWV_FODVVLÙHG_DV_)973/ 4,558 8,765 7,763 1HW_ORVV_IURP_LQYHVWPHQWV_FODVVLÙHG_DV_)972&, (143) (72) 358 Finance and other income K 23,896 K 38,202 K 36,491 )RUHLJQ_H[FKDQJH_JDLQV__ORVVHV___QHW_RQ_ÙQDQFLDO_LQVWUXPHQWV_PHDVXUHG_ C 650 C (398) I (5,867) at FVTPL Other foreign exchange gains/(losses), net (310) 430 7,720 )RUHLJQ_H[FKDQJH_JDLQV__ORVVHV___QHW K 340 K 32 K 1,853 28. EARNINGS PER EQUITY SHARE A reconciliation of profit for the year and equity shares used in the computation of basic and diluted earnings per equity share is set out below: Basic: Basic earnings per equity share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the year, excluding equity shares purchased by the Company and held as treasury shares. Year ended Year ended Year ended March 31, 2024 March 31, 2025 March 31, 2026 3URŮW_DWWULEXWDEOH_WR_HTXLW¥_KROGHUV_RI_WKH_&RPSDQ¥ C 110,452 C 131,354 I 131,974 Weighted average number of equity shares outstanding 10,576,571,110 10,456,741,552 10,476,247,846 Basic earnings per equity share K 10.44 K 12.56 K 12.60 Diluted: Diluted earnings per equity share is calculated by adjusting the weighted average number of equity shares outstanding during the year for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company. The calculation is performed in respect of share options to determine the number of equity shares that could have been acquired at fair value (determined as the average market price of the Company’s equity shares during the year). The number of equity shares calculated as above is compared with the number of equity shares that would have been issued assuming the exercise of the share options. Year ended Year ended Year ended March 31, 2024 March 31, 2025 March 31, 2026 3URŮW_DWWULEXWDEOH_WR_HTXLW¥_KROGHUV_RI_WKH_&RPSDQ¥ C 110,452 C 131,354 I 131,974 Weighted average number of equity shares outstanding 10,576,571,110 10,456,741,552 10,476,247,846 REPORT 2025-26 Effect of dilutive equivalent share options 34,853,518 32,197,840 27,175,090 Weighted average number of equity shares for diluted earnings ANNUAL 10,611,424,628 10,488,939,392 10,503,422,936 per share Diluted earnings per equity share K 10.41 K 12.52 K 12.56 INTEGRATED For the years ended March 31, 2024, 2025 and 2026, 128,916, 1,294,623 and 1,586,275 options, respectively, were excluded from the diluted weighted-average number of equity shares calculation because their effect would have been anti-dilutive. Earnings per share and number of shares outstanding for the year ended March 31, 2024, has been proportionately adjusted for the bonus issue in the ratio of 1:1 i.e. 1 (one) bonus equity share of I 2 each for every 1 (one) fully paid-up WIPRO equity shares held (including ADS holders). Refer to Note 22.

491

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

29. EMPLOYEE STOCK INCENTIVE PLANS

The stock compensation expense recognized for employee services received during the years ended March 31, 2024, 2025 and 2026, were ₹ 5,590, ₹ 5,542, and ₹ 4,465, respectively.

Wipro Equity Reward Trust ("WERT")

In 1984, the Company established a controlled trust called WERT. In the previous years, WERT purchased shares of the Company out of funds borrowed from the Company. The Company's Nomination and Remuneration Committee recommends to WERT certain officers and key employees, to whom WERT issues shares from its holdings at nominal price subject to vesting conditions. WERT held 5,952,740, 11,905,480 and 11,905,480 treasury shares as of March 31, 2024, 2025 and 2026, respectively.

Wipro Employee Restricted Stock Unit Option Plans

A summary of the general terms of grants under restricted stock unit ("**RSU**") option plans are as follows:

Name of Plan	Number of options reserved under the plan	Range of exercise price
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan)[1]	174,595,958	U.S.$ 0.03
Wipro Employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan)[1]	96,595,958	₹ 2
Wipro Employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan)[1]	67,663,302	₹ 2
Wipro Limited Employee Stock Options, Performance Stock Unit and/or Restricted Stock Unit Scheme 2024 (Wipro 2024 Scheme)[1]	400,000,000	U.S.$ 0.03/₹ 2

[1] The maximum contractual term of these RSU option plans is perpetual until the options are available for grant under the plan.

Employees covered under RSU options plans are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirements of vesting conditions. These options generally vest in tranches over a period of one to three years from the date of grant. Upon vesting, the employees can acquire one equity share for every option and can exercise within a period of twelve months from the vesting date of last tranche under the grant.

The activity in equity-settled RSU option plans is summarized below:

	Range of exercise price and weighted average exercise price	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
		Numbers of options	Numbers of options	Numbers of options
Outstanding at the beginning of the year	₹ 2 U.S.$ 0.03	8,452,491 16,457,558	7,735,669 18,851,226	**18,634,747** **36,956,579**
Bonus on outstanding (Refer to Note 22)	₹ 2 U.S.$ 0.03	- -	10,749,111 22,882,839	**-** **-**
Granted	₹ 2 U.S.$ 0.03	5,237,166 14,546,143	5,513,469 15,030,302	**10,617,130** **23,259,750**
Adjustment of Performance based stock options on completion of performance measurement period	₹ 2 U.S.$ 0.03	(655,831) (1,807,750)	(331,920) (499,875)	**(1,841,526)** **(3,986,719)**
Exercised	₹ 2 U.S.$ 0.03	(4,151,654) (6,674,868)	(3,731,212) (9,897,384)	**(5,293,789)** **(10,982,620)**
Forfeited and expired	₹ 2 U.S.$ 0.03	(1,146,503) (3,669,857)	(1,300,370) (9,410,529)	**(2,771,279)** **(8,303,933)**
Outstanding at the end of the year	₹ 2 U.S.$ 0.03	7,735,669 18,851,226	18,634,747 36,956,579	**19,345,283** **36,943,057**
Exercisable at the end of the year	₹ 2 U.S.$ 0.03	1,905,001 2,038,346	1,996,731 1,007,466	**2,010,308** **1,283,137**

492 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The Company has granted below options under RSU and ADS option plans[1]:

	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
Restricted Stock Units (RSU)	3,344,668	3,498,476	**6,743,031**
Performance based stock options (RSUs)	1,892,498	2,014,993	**3,874,099**
Total	**5,237,166**	**5,513,469**	**10,617,130**
ADS RSU	8,886,979	9,707,235	**14,834,924**
Performance based stock options (ADS)	5,659,164	5,323,067	**8,424,826**
Total	**14,546,143**	**15,030,302**	**23,259,750**

[1] Numbers in above table for years ended March 31, 2024 and 2025 are not given effect of bonus shares issued during the year ended March 31, 2025.

During the year ended March 31, 2026, RSU and ADS grants were issued under the Wipro 2024 Scheme. Performance-based stock options will vest based on the performance parameters of the Company.

The activity in cash-settled RSU option plans is summarized below:

	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
	Number of options	Number of options	Number of options
Outstanding at the beginning of the year	11,800	7,000	-
Exercised	(4,800)	-	-
Forfeited and expired	-	(7,000)	-
Outstanding at the end of the year	7,000	-	-
Exercisable at the end of the year	7,000	-	-

The following table summarizes information about outstanding RSU option plans:

Range of exercise price and weighted average exercise price		Year ended March 31, 2024		Year ended March 31, 2025		Year ended March 31, 2026	
		Number of options	Weighted average remaining life (months)	Number of options	Weighted average remaining life (months)	Number of options	Weighted average remaining life (months)
₹	2	7,735,669	18	18,634,747	18	**19,345,283**	**16**
U.S.$	0.03	18,851,226	20	36,956,579	19	**36,943,057**	**18**

The weighted average grant date fair value of options granted during the years ended March 31, 2024, 2025 and 2026 was ₹ 387.67, ₹ 454.58 and ₹ 249.40 for each option, respectively. The weighted average share price of options exercised during the years ended March 31, 2024, 2025 and 2026 was ₹ 422.87, ₹ 389.52 and ₹ 246.01 for each option, respectively.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

493

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

30. EMPLOYEE BENEFITS

a) Employee costs includes

	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
Salaries and bonus	₹ 524,484	₹ 507,629	**₹ 525,825**
Contribution to provident and other funds	19,227	20,306	**25,565**
Share-based compensation[1]	5,590	5,542	**4,465**
	₹ 549,301	**₹ 533,477**	**₹ 555,855**

[1] Includes ₹ 6, ₹ (9) and ₹ Nil for the years ended March 31, 2024, 2025 and 2026, respectively, towards cash settled ADSs and RSUs.

The employee benefit cost is recognized in the following line items in the consolidated statement of income:

	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
Cost of revenues	₹ 459,466	₹ 452,800	**₹ 480,122**
Selling and marketing expenses	51,224	47,788	**43,060**
General and administrative expenses	38,611	32,889	**32,673**
	₹ 549,301	**₹ 533,477**	**₹ 555,855**

Defined benefit plan actuarial (gains)/losses recognized in other comprehensive income include:

	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
Return on plan assets excluding interest income - loss/(gain)	₹ (675)	₹ (416)	**₹ 384**
Actuarial loss/(gain) arising from financial assumptions	373	146	**730**
Actuarial loss/(gain) arising from demographic assumptions	98	(115)	**28**
Actuarial loss/(gain) arising from experience adjustments	82	(12)	**(1,290)**
Change in the effect of asset ceiling - loss/(gain)	(71)	74	**6**
(Gain)/loss on re-measurement of defined benefit plans, net	**₹ (193)**	**₹ (323)**	**₹ (142)**
Deferred tax (asset)/liability thereon	111	49	**10**
(Gain)/loss on re-measurement of defined benefit plans, net of deferred taxes	**₹ (82)**	**₹(274)**	**₹ (132)**

494 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

b) Gratuity and foreign pension

Defined benefit plans include gratuity for employees drawing salary in Indian Rupees, pension and certain benefit plans in foreign jurisdictions.

Amount recognized in the consolidated statement of income in respect of defined benefit plans is as follows:

	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
Current service cost	₹ 2,993	₹ 3,205	₹ 3,795
Past service cost	-	-	3,566
Net interest expense on net defined benefit liability	45	95	268
Net charge to consolidated statement of income	**₹ 3,038**	**₹ 3,300**	**₹ 7,629**
Actual return on plan assets	₹ 1,828	₹ 1,646	₹ 879

Change in present value of defined benefit obligation is summarized below:

	As at March 31, 2025	As at March 31, 2026
Defined benefit obligation at the beginning of the year	₹ 21,516	₹ 24,188
Addition through Business combination	-	1,311
Current service cost	3,205	3,795
Past service cost	-	3,566
Interest expense on obligation	1,308	1,506
Benefits paid	(2,627)	(2,631)
Contributions from plan participants and due to transfer	558	87
Remeasurement loss/(gain)		
Actuarial loss/(gain) arising from financial assumptions	146	730
Actuarial loss/(gain) arising from demographic assumptions	(115)	28
Actuarial loss/(gain) arising from experience adjustments	(12)	(1,290)
Translation adjustment	209	1,291
Defined benefit obligation at the end of the year	**₹ 24,188**	**₹ 32,581**

Change in plan assets is summarized below:

	As at March 31, 2025	As at March 31, 2026
Fair value of plan assets at the beginning of the year	₹ 20,022	₹ 22,231
Addition through Business combination	-	211
Expected return on plan assets	1,230	1,263
Employer contributions	141	5,417
Benefits paid	(313)	(188)
Contributions from plan participants and due to transfer	558	87
Remeasurement (loss)/gain		
Return on plan assets excluding interest income - (loss)/gain	416	(384)
Translation adjustment	177	1,200
Fair value of plan assets at the end of the year	**₹ 22,231**	**₹ 29,837**

WIPRO INTEGRATED ANNUAL REPORT 2025-26

495

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2025	As at March 31, 2026
Defined benefit obligation	₹ 24,188	₹ 32,581
Fair value of plan assets	22,231	29,837
Present value of unfunded obligation	**₹ (1,957)**	**₹ (2,744)**
Change in the effect of asset ceiling	(545)	(678)
Recognized liability	**₹ (2,502)**	**₹ (3,422)**

Change in effect of asset ceiling is summarized below:

	As at March 31, 2025	As at March 31, 2026
Effect of asset ceiling at the beginning of the year	₹ 442	₹ 545
Interest expense on effect of asset ceiling	17	25
Changes in the effect of limiting the surplus to the asset ceiling	74	6
Translation adjustment	12	102
Effect of asset ceiling at the end of the year	**₹ 545**	**₹ 678**

As at March 31, 2025 and 2026, plan assets were primarily invested in insurer managed funds.

The Company has established an income tax approved irrevocable trust fund to which it regularly contributes to finance the liabilities of the gratuity plan. The fund's investments are managed by certain insurance companies as per the selection made by the trustees among the fund plan available.

The principal assumptions used for the purpose of actuarial valuation of these defined benefit plans are as follows:

	As at March 31, 2025	As at March 31, 2026
Discount rate	5.75%	5.70%
Expected return on plan assets	5.75%	5.70%
Expected rate of salary increase	6.40%	6.44%
Weighted average duration of defined benefit obligations	7.03 years	6.53 years

The discount rate is primarily based on the prevailing market yields of government securities for the estimated term of the obligations. The estimates of future salary increase considered takes into account the inflation, seniority, promotion and other relevant factors. Attrition rate considered is the management's estimate, based on previous years' employee turnover of the Company.

The expected return on plan assets is based on expectation of the average long-term rate of return expected on investments of the fund during the estimated term of the obligations.

496 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Expected future contribution and estimated future benefit payments from the fund are as follows:

For the year ended March 31, 2025	
Expected contribution to the fund during the year ending March 31, 2026	₹ 3,545
Estimated benefit payments from the fund for the year ending March 31:	
2026	₹ 3,565
2027	3,218
2028	2,953
2029	2,736
2030	2,412
Thereafter	17,692
Total	**₹ 32,576**

For the year ended March 31, 2026	
Expected contribution to the fund during the year ending March 31, 2027	**₹ 3,515**
Estimated benefit payments from the fund for the year ending March 31:	
2027	**₹ 5,493**
2028	**4,518**
2029	**4,134**
2030	**3,748**
2031	**3,493**
Thereafter	**21,690**
Total	**₹ 43,076**

The expected benefits are based on the same assumptions used to measure the Company's benefit obligations as at March 31, 2026.

Sensitivity for significant actuarial assumptions is computed to show the movement in defined benefit obligation by 1 percentage.

As of March 31, 2026, every 1 percentage point increase/(decrease) in discount rate will result in (decrease)/increase of defined benefit obligation by approximately ₹ (1,914) and ₹ 2,228, respectively (March 31, 2025: ₹ (1,565) and ₹ 1,807, respectively).

As of March 31, 2026, every 1 percentage point increase/(decrease) in expected rate of salary will result in increase/(decrease) of defined benefit obligation by approximately ₹ 1,620 and ₹ (1,512), respectively (March 31, 2025: ₹ 1,189 and ₹ (1,129), respectively).

The sensitivity analysis to significant actuarial assumptions may not be representative of the actual change in the defined benefit obligations as the change in assumptions may not occur in isolation since some of the assumptions may be correlated. Furthermore, in presenting the sensitivity analysis, the present value of the defined benefit obligations has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the consolidated statement of financial position.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

497

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

c) Provident fund:

The details of fund and plan assets are given below:

	As at March 31, 2025	As at March 31, 2026
Fair value of plan assets	₹ 121,067	₹ 133,417
Present value of defined benefit obligation	(121,067)	(133,417)
Net shortfall	₹ -	₹ -

The total expense for the years ended March 31, 2024, 2025 and 2026 is ₹ 6,265, ₹ 6,517 and ₹ 7,058, respectively.

The plan assets have been invested as per the regulations of Employees' Provident Fund Organization (EPFO).

The principal assumptions used in determining the present value obligation of interest guarantee under the deterministic approach are as follows:

	As at March 31, 2025	As at March 31, 2026
Discount rate for the term of the obligation	6.55%	6.50%
Weighted average remaining tenure of investment portfolio	6.71 years	13.81 years
Guaranteed rate of return	8.25%	8.25%

d) Defined contribution plans:

The total expense for the years ended March 31, 2024, 2025 and 2026 was ₹ 9,969, ₹ 10,584 and ₹ 11,146, respectively.

31. RELATED PARTY RELATIONSHIP AND TRANSACTIONS

The list of subsidiaries, associate and joint venture as of March 31, 2026 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Consulting India Private Limited			India	100.00%
Capco Technologies Private Limited			India	100.00%
Wipro Chengdu Limited			China	8.96%
Wipro Holdings (UK) Limited			U.K.	100.00%
	Wipro Technologies SRL		Romania	^
Wipro IT Services Bangladesh Limited			Bangladesh	100.00%
Wipro IT Services UK Societas			U.K.	100.00%
	Capco Consulting Middle East FZE[(2)]		UAE	100.00%
	Designit A/S		Denmark	100.00%
		Designit Denmark A/S	Denmark	100.00%
		Designit Germany GmbH	Germany	100.00%
		Designit Oslo A/S	Norway	100.00%
		Designit Spain Digital, S.L.U	Spain	100.00%
		Designit T.L.V Ltd.	Israel	100.00%

498 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
	Wipro Bahrain Limited Co. W.L.L		Bahrain	100.00%
	Wipro Czech Republic IT Services s.r.o.		Czech Republic	100.00%
	Wipro CRM Services		Belgium	100.00%
		Wipro 4C Consulting France SAS	France	100.00%
		Wipro CRM Services B.V.	Netherlands	100.00%
		Wipro CRM Services ApS	Denmark	100.00%
		Wipro CRM Services UK Limited	U.K.	100.00%
	Grove Holdings 2 S.á.r.l		Luxembourg	100.00%
		Capco Solution Services GmbH	Germany	100.00%
		The Capital Markets Company Italy Srl	Italy	100.00%
		Capco Brasil Serviços E Consultoria Ltda	Brazil	99.99%
		The Capital Markets Company BV[1]	Belgium	100.00%
	PT. WT Indonesia		Indonesia	99.60%
	Rainbow Software LLC		Iraq	100.00%
	Wipro Arabia Limited		Saudi Arabia	66.67%
		Women's Business Park Technologies Limited	Saudi Arabia	100.00%
	Wipro Doha LLC		Qatar	100.00%
	Wipro Financial Outsourcing Services Limited		U.K.	100.00%
		Wipro UK Limited	U.K.	100.00%
	Wipro Gulf LLC		Sultanate of Oman	99.98%
	Wipro Information Technology Netherlands BV.		Netherlands	100.00%
		Wipro Gulf LLC	Sultanate of Oman	0.02%
		Wipro Technologies SA	Argentina	2.62%
		Wipro (Thailand) Co. Limited	Thailand	0.03%
		Wipro Technologies GmbH	Germany	14.87%
		Wipro Do Brasil Sistemas De Informatica Ltda	Brazil	0.07%
		Wipro do Brasil Technologia Ltda[1]	Brazil	99.44%
		Wipro Information Technology Kazakhstan LLP	Kazakhstan	100.00%
		Wipro Outsourcing Services (Ireland) Limited	Ireland	100.00%
		Wipro Portugal S.A.[1]	Portugal	100.00%
		Wipro Solutions Canada Limited	Canada	100.00%
		Wipro Technologies Limited	Russia	99.99%
		Wipro Technologies Peru SAC	Peru	99.98%
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica	100.00%
		Wipro Technology Chile SPA	Chile	100.00%
		Applied Value Technologies B.V.	Netherlands	100.00%

WIPRO INTEGRATED ANNUAL REPORT 2025-26

499

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
	Wipro IT Service Ukraine, LLC		Ukraine	100.00%
	Wipro IT Services Poland SP Z.O.O		Poland	100.00%
	Wipro IT Services S.R.L.		Romania	100.00%
	Wipro Regional Headquarter		Saudi Arabia	100.00%
	Wipro Technologies Australia Pty Ltd		Australia	100.00%
		Wipro Ampion Holdings Pty Ltd[1]	Australia	100.00%
	Wipro Technologies SA		Argentina	97.38%
	Wipro Technologies SA DE CV		Mexico	91.08%
	Wipro Technologies South Africa (Proprietary) Limited		South Africa	69.42%
		Wipro Technologies Nigeria Limited	Nigeria	99.84%
	Wipro Technologies SRL		Romania	100.00%
	Wipro (Thailand) Co. Limited		Thailand	99.97%
	Wipro Shanghai Limited		China	84.63%
	Wipro Technologies Nigeria Limited		Nigeria	0.16%
	Wipro Technologies Limited		Russia	0.01%
	Wipro Technologies Peru SAC		Peru	0.02%
Wipro Japan KK			Japan	100.00%
Wipro Networks Pte Limited			Singapore	100.00%
	Applied Value Technologies Pte. Limited		Singapore	100.00%
	Wipro Chengdu Limited		China	91.04%
	PT. WT Indonesia		Indonesia	0.40%
	Wipro (Thailand) Co. Limited		Thailand	^
	Wipro (Dalian) Limited		China	100.00%
	Wipro Technologies SDN BHD		Malaysia	100.00%
	Wipro (Tianjin) Limited[3]		China	100.00%
Wipro Philippines, Inc.			Philippines	100.00%
Wipro Shanghai Limited			China	15.37%
Wipro Travel Services Limited			India	100.00%
Wipro, LLC			USA	100.00%
	Wipro Technologies SA DE CV		Mexico	8.92%
	Wipro Gallagher Solutions, LLC		USA	100.00%
	Wipro Insurance Solutions, LLC		USA	100.00%
	Wipro IT Services, LLC[8]		USA	100.00%
		Aggne Global Inc.	USA	60.00%
		Edgile, LLC	USA	100.00%
		HealthPlan Services, Inc.[1]	USA	100.00%
		Infocrossing, LLC	USA	100.00%
		International TechneGroup Incorporated[1]	USA	100.00%
		Wipro NextGen Enterprise Inc.[1]	USA	100.00%
		Rizing Intermediate Holdings, Inc.[1]	USA	100.00%
		Wipro Appirio, Inc.[1]	USA	100.00%
		Wipro Designit Services, Inc.[1]	USA	100.00%
		Wipro Telecom Consulting LLC	USA	100.00%

500 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
		Wipro VLSI Design Services, LLC	USA	100.00%
		Applied Value Technologies, Inc.	USA	100.00%
		Wipro Business Services LLC[10]	USA	100.00%
		The Capital Markets Company, LLC[1] [7]	USA	100.00%
Aggne Global IT Services Private Limited			India	60.00%
Wipro, Inc.			USA	100.00%
	Wipro Life Science Solutions, LLC		USA	100.00%
Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.)[4] [5]			USA	100.00%
	Wipro Connected Services Mauritius Pvt Ltd (Formerly known as Harman Connected Services Mauritius Pvt Ltd)		Mauritius	100.00%
		Connected Services Corporation Wipro India Private Limited (Formerly known as Harman Connected Services Corporation India Pvt. Ltd.)	India	98.40%
	Connected Services Corporation Wipro India Private Limited (Formerly known as Harman Connected Services Corporation India Pvt. Ltd.)		India	1.60%
	Wipro Connected Services Engineering Corp. (Formerly known as Harman Connected Services Engineering Corp.)		USA	100.00%
	Wipro Connected Services UK Limited (Formerly known as Harman Connected Services UK Limited)		UK	100.00%
		Harman Connected Services Morocco	Morocco	100.00%
	Wipro Connected Services US Midco LLC (Formerly known as Harman Connected Services US Midco LLC)		USA	100.00%
		Harman Connected Services AB[1]	Sweden	100.00%
The Wipro SA Broad Based Ownership Scheme Trust				
	Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD			100.00%
		Wipro Technologies South Africa (Proprietary) Limited	South Africa	30.58%

^ Value is less than 0.01%

The Company controls 'The Wipro SA Broad Based Ownership Scheme Trust', 'Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD' incorporated in South Africa and Wipro Foundation in India.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

501

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

[2] Grove Holdings 2 S.á.r.l. has transferred its entire shareholding in Capco Consulting Middle East FZE to Wipro IT Services UK Societas, effective September 19, 2025.

[3] Wipro (Tianjin) Limited has been incorporated with effect from May 23, 2025, which is 100% held by Wipro Networks Pte Limited.

[4] The Company, through its subsidiaries, has acquired 100% shareholding in Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.) and its subsidiaries, effective December 1, 2025.

[5] Wipro Digital Inc., a wholly owned subsidiary, has merged with Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.), a step-down subsidiary, effective December 1, 2025.

[6] Cardinal US Holdings, Inc transferred its entire ownership in Capco Consulting Services LLC to The Capital Markets Company, LLC effective March 30, 2026.

[7] Capco RISC Consulting LLC merged with The Capital Markets Company, LLC effective March 30, 2026.

[8] Cardinal US Holdings, Inc. merged with Wipro IT Services, LLC effective March 31, 2026.

[9] Rizing Consulting USA, LLC (Formerly known as Rizing Consulting USA, Inc.) merged with Rizing LLC effective March 31, 2026.

[10] Wipro Business Services LLC has been incorporated as a step down subsidiary of the Company with effect from January 20, 2026, which is 100% held by Wipro, LLC.

[1] Step Subsidiary details of The Capital Markets Company LLC, HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A. and Harman Connected Services AB are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
The Capital Markets Company, LLC			USA	
	Capco Consulting Services LLC[6]		USA	100.00%
HealthPlan Services, Inc.			USA	
	HealthPlan Services Insurance Agency, LLC		USA	100.00%
International TechneGroup Incorporated			USA	
	International TechneGroup Ltd.		U.K.	100.00%
	ITI Proficiency Ltd		Israel	100.00%
	MechWorks S.R.L.		Italy	100.00%
Wipro NextGen Enterprise Inc.			USA	
	LeanSwift AB		Sweden	100.00%
Rizing Intermediate Holdings, Inc.			USA	
	Rizing Lanka (Private) Ltd		Sri Lanka	100.00%
		Attune Netherlands B.V.[11]	Netherlands	100.00%
	Rizing Solutions Canada Inc.		Canada	100.00%
	Rizing LLC[9]		USA	100.00%
		Rizing B.V.	Netherlands	100.00%
		Rizing Consulting Ireland Limited	Ireland	100.00%
		Rizing Consulting Pty Ltd.	Australia	100.00%
		Rizing Geospatial LLC	USA	100.00%
		Rizing GmbH	Germany	100.00%
		Rizing Limited	U.K.	100.00%
		Rizing Pte Ltd.[11]	Singapore	100.00%
The Capital Markets Company BV			Belgium	
	CapAfric Consulting (Pty) Ltd		South Africa	100.00%

502 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
	Capco Belgium BV		Belgium	100.00%
		The Capital Markets Company s.r.o	Slovakia	15.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia	100.00%
	Capco Consultancy (Thailand) Ltd		Thailand	99.92%
	Capco Consulting Singapore Pte. Ltd		Singapore	100.00%
	Capco Greece Single Member P.C		Greece	100.00%
	Capco Poland sp. z.o.o		Poland	100.00%
	The Capital Markets Company (UK) Ltd		U.K.	100.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
		The Capital Markets Company Limited	Hong Kong	0.01%
	The Capital Markets Company GmbH		Germany	100.00%
		Capco Austria GmbH	Austria	100.00%
	The Capital Markets Company Limited		Hong Kong	99.99%
	The Capital Markets Company Limited		Canada	100.00%
		Capco Brasil Serviços E Consultoria Ltda	Brazil	0.01%
	The Capital Markets Company S.á.r.l		Switzerland	100.00%
		Andrion AG	Switzerland	100.00%
	The Capital Markets Company S.A.S		France	100.00%
	The Capital Markets Company s.r.o		Slovakia	85.00%
Wipro Ampion Holdings Pty Ltd			Australia	
	Wipro Revolution IT Pty Ltd		Australia	100.00%
	Wipro Shelde Australia Pty Ltd		Australia	100.00%
Wipro Appirio, Inc.			USA	
	Wipro Appirio (Ireland) Limited		Ireland	100.00%
		Wipro Appirio UK Limited	U.K.	100.00%
	Topcoder, LLC		USA	100.00%
Wipro Designit Services, Inc.			USA	
	Wipro Designit Services Limited		Ireland	100.00%
Wipro do Brasil Technologia Ltda			Brazil	
	Wipro do Brasil Servicos Ltda		Brazil	100.00%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	96.84%

WIPRO INTEGRATED ANNUAL REPORT 2025-26

503

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Wipro Portugal S.A.			Portugal	
	Wipro do Brasil Technologia Ltda		Brazil	0.56%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	3.09%
	Wipro Technologies GmbH		Germany	85.13%
		Wipro Business Solutions GmbH[11]	Germany	100.00%
		Wipro IT Services Austria GmbH	Austria	100.00%
Harman Connected Services AB			Sweden	
	Harman Connected Services Solutions (Chengdu) Co. Ltd.		China	100.00%

[11] Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Netherlands B.V.			Netherlands	
	Rizing Germany GmbH		Germany	100.00%
	Attune Italia S.R.L		Italy	100.00%
	Attune UK Ltd.		U.K.	100.00%
Rizing Pte Ltd.			Singapore	
	Rizing New Zealand Ltd.		New Zealand	100.00%
	Rizing Philippines Inc.		Philippines	100.00%
	Rizing SDN BHD		Malaysia	100.00%
	Rizing Solutions Pty Ltd		Australia	100.00%
Wipro Business Solutions GmbH			Germany	
	Wipro Technology Solutions S.R.L		Romania	100.00%

As at March 31, 2026, Wipro, LLC held 43.7% interest in Drivestream Inc., incorporated in the USA, and Wipro IT Services LLC held 27% interest in SDVerse LLC, incorporated in the USA, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

Vide the order dated June 06, 2025, the Hon'ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025.

504 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The other related parties are:

Name of the related parties:	Nature
Azim Premji Foundation	Entity controlled by Promoters
Azim Premji Foundation for Development	Entity controlled by Promoters
Hasham Traders	Entity controlled by Promoters
Prazim Traders	Entity controlled by Promoters
Zash Traders	Entity controlled by Promoters
Hasham Investment and Trading Co. Pvt. Ltd	Entity controlled by Promoters
Azim Premji Philanthropic Initiatives Pvt. Ltd	Entity controlled by Promoters
Azim Premji Trust	Entity controlled by Promoters
Azim Premji Trustee Company Pvt Ltd	Entity controlled by Promoters
Azim Premji Safe Deposit Pvt Ltd	Entity controlled by Promoters
Hasham Premji Pvt Ltd	Entity controlled by Promoters
PI Opportunities Fund I	Entity controlled by Promoters
PI Opportunities Fund II	Entity controlled by Promoters
Apex Trust	Entity controlled by Promoters
Napean Trading and Investment Company (Singapore) Pte Ltd	Entity controlled by Promoters
Pioneer Private Trust	Entity controlled by Promoters
Pioneer Investment Fund	Entity controlled by Promoters
Azim Premji Trust Services Pvt Ltd	Entity controlled by Promoters
PI International Holdings LLC	Entity controlled by Promoters
Azim Premji Custodial & Management Service Private Limited	Entity controlled by Promoters
Azim Premji Education Trust	Entity controlled by Promoters
Prazim Trading & Investment Company Private Limited	Entity controlled by Promoters
Nina Investment & Estates Pvt. Ltd.	Entity controlled by Promoters
Varsha Investment & Estates Pvt. Ltd.	Entity controlled by Promoters
Bharti Investment & Estates Pvt. Ltd.	Entity controlled by Promoters
Napean Opportunities LLP	Entity controlled by Promoters
Best Value Chem Private Limited	Entity controlled by Promoters
PI Investment Advisory LLP	Entity controlled by Promoters
WEPL Family Trust	Entity controlled by Promoters
Hygienic Research Institute Private Limited	Entity controlled by Promoters
Wipro Enterprises (P) Limited and its subsidiaries	Entity controlled by Promoters
Azim Premji University	Entity controlled by Promoters
PI Opportunities Fund I Scheme II	Entity controlled by Promoters
PI Opportunities AIF V LLP	Entity controlled by Promoters
Vidyaniti LLP	Entity controlled by Promoters
Pioneer Investment Fund Scheme II	Entity controlled by Promoters
Tariq Azim Premji Trust	Entity controlled by Promoters

WIPRO INTEGRATED ANNUAL REPORT 2025-26

505

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Name of the related parties:	Nature
Pioneer Independent Trust	Entity controlled by Promoters
Central Camera Co. Pvt. Ltd.	Entity controlled by Promoters
Gem Photographic (India) Pvt. Ltd.	Entity controlled by Promoters
Wipro GE Healthcare Private Limited	Joint Venture between Wipro Enterprises (P) Limited and General Electric
S.B. Packagings Private Limited	Entity with significant influence of Promoters
Financial Software and Systems Private Limited	Entity with significant influence of Promoters
Fab India Limited	Entity with significant influence of Promoters
Amagi Media Labs Private Limited	Entity with significant influence of Promoters
Finnovation Tech Solutions Private Limited	Entity with significant influence of Promoters
Shubham Housing Development Finance Company Limited	Entity with significant influence of Promoters
Microplastics Private Limited	Entity with significant influence of Promoters
Comfort Grid Technologies Private Limited	Entity with significant influence of Promoters
TI Medical Private Limited	Entity with significant influence of Promoters
Indiejewel Fashions Private Limited	Entity with significant influence of Promoters
The Woodenstreet Furnitures Private Limited	Entity with significant influence of Promoters
SBI General Insurance Company Limited	Entity with significant influence of Promoters
Weaver Services Private Limited	Entity with significant influence of Promoters
Krazybee Services Private Limited	Entity with significant influence of Promoters
Post-employment benefit plans	
Wipro Information Technology Limited Provident Fund Trust	Post-employment benefit plans
Wipro Systems Provident Fund Trust	Post-employment benefit plans
Wipro Limited Management Employees Pension Fund	Post-employment benefit plans
Wipro Limited BPO Division Employees Superannuation Trust	Post-employment benefit plans
Wipro Infotech Limited Management Employees Pension Fund	Post-employment benefit plans
Wipro Limited Employees Superannuation Fund	Post-employment benefit plans
Wipro Limited Employees Gratuity Fund	Post-employment benefit plans
Wipro Limited BPO Division Employees Gratuity Trust	Post-employment benefit plans

506 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Name of the related parties:	Nature
Key management personnel	
Azim H. Premji	Non-Executive, Non-Independent Director (designated as "Founder Chairman")[1]
Rishad A. Premji	Chairman of the Board (designated as "Executive Chairman")
Srinivas Pallia	Chief Executive Officer and Managing Director
Aparna C. Iyer	Chief Financial Officer
Päivi Rekonen	Independent Director
N. S. Kannan	Independent Director
Dr. Patrick J. Ennis	Independent Director[2]
Patrick Dupuis	Independent Director[2]
Laura Marie Miller	Independent Director[3]
Deepak M. Satwalekar	Independent Director
Tulsi Naidu	Independent Director

[1] Mr. Azim H. Premji is the ultimate controlling party.

[2] Dr. Patrick J. Ennis and Mr. Patrick Dupuis retired from their positions as Independent Directors of the Company with effect from the close of business hours on March 31, 2026.

[3] On March 5, 2026, the Board of Directors approved the appointment of Ms. Laura Marie Miller as an Additional Director in the capacity of Independent Director for a term of five years, with effect from April 1, 2026 to March 31, 2031, subject to the approval of the Members of the Company. The appointment was approved by the Members of the Company vide special resolution dated May 21, 2026, passed through postal ballot by e-voting.

Close members of Key Management Personnel:

- Yasmeen A. Premji
- Tariq A. Premji
- Aditi Mehta Premji
- Avita Hazarika

WIPRO INTEGRATED ANNUAL REPORT 2025-26

507

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The Company has the following related party transactions:

	Entities controlled by/with significant influence of Promoters	Key Management Personnel	Associate / Joint Venture	Other related parties
Transactions for the year ended March 31, 2024				
Sale of goods and services	₹ 559	₹ -	₹ -	₹ -
Purchase of services	-	-	107	-
Items of property, plant and equipments purchased	330	-	-	-
Dividend[1]	3,577	232	-	-
Buyback of shares[1]	81,093	5,028	-	-
Rental income	26	-	-	-
Rent paid	^	7	-	-
Contribution to post employment benefit plans	-	-	-	6,265
Others	14	-	-	-
Key management personnel[2][3]				
Remuneration and short-term benefits[4]	₹ -	₹ 1,321	₹ -	₹ -
Other benefits[5]	-	585	-	-
Balance as at March 31, 2024				
Receivables	₹ 478	₹ -	₹ -	₹ -
Payables	-	638	-	-

	Entities controlled by/with significant influence of Promoters	Key Management Personnel	Associate / Joint Venture	Other related parties
Transactions for the year ended March 31, 2025				
Sale of goods and services	₹ 305	₹ -	₹ -	₹ -
Purchase of services	423	-	-	-
Items of property, plant and equipments purchased	155	-	-	-
Dividend[1]	42,923	2,780	-	-
Buyback of shares[1]	-	-	-	-
Rental income	31	-	-	-
Rent paid	1	12	-	-
Contribution to post employment benefit plans	-	-	-	6,517
Others	70	-	-	-
Key management personnel[2][6]				
Remuneration and short-term benefits[4]	₹ -	₹ 596	₹ -	₹ -
Other benefits[5]	-	283	-	-
Balance as at March 31, 2025				
Receivables	₹ 255	₹ -	₹ -	₹ -
Payables	-	254	-	-

508 STATUTORY REPORTS AND FINANCIAL STATEMENTS | CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	Entities controlled by/ with significant influence of Promoters	Key Management Personnel	Associate / Joint Venture	Other related parties
Transactions for the year ended March 31, 2026				
Sale of goods and services	₹ 358	₹ -	₹ 7	₹ -
Purchase of services	169	-	-	-
Items of property, plant and equipments purchased	145	-	-	-
Ticketing and hospitality	418	-	-	-
Dividend[1]	78,692	5,097	-	-
Rental income	11	-	-	-
Rent paid	1	12	-	-
Sale of investment	-	-	181	-
Advance paid to supplier	46	-	-	-
Contribution to post employment benefit plans	-	-	-	7,058
Contribution to Gratuity trust	-	-	-	5,220
Investment	-	-	348	-
Others	20	-	-	-
Key management personnel[2]				
Remuneration and short-term benefits[4]	₹ -	₹ 505	₹ -	₹ -
Other benefits[5]	-	273	-	-
Balance as at March 31, 2026				
Receivables	₹ 371	₹ -	₹ -	₹ -
Payables	-	138	-	-

^ Value is less than 0.5

[1] Includes relative of key management personnel.

[2] Post-employment benefits and other long-term benefits including compensated absences are not disclosed, as these are determined for the Company as a whole based on actuarial valuation.

[3] Remuneration, short-term benefits and other benefits for Mr. Thierry Delaporte includes cash compensation in amount of ₹ 415, cost of accelerated vesting of ₹ 310 towards unvested stock options and ₹ 196 towards social security contributions.

[4] Remuneration and short-term benefits includes sitting fees and commission paid to non-executive directors, non-independent directors, and independent directors.

[5] Other benefits include ₹ 575, ₹ 277, and ₹ 267 as of March 31, 2024, 2025 and 2026, respectively towards amortization of RSUs granted to key management personnel, which vest over a period of time. This also includes RSU's that will vest based on performance parameters of the Company.

[6] Remuneration, short-term benefits and other benefits for Mr. Srinivas Pallia is for the period from April 7, 2024 to March 31, 2025.

During the year ended March 31, 2025, the Company allotted 231,642,592 equity shares to Key management personnel and 3,576,894,608 equity shares to entities controlled by promoters on account of bonus issue.

All related party transactions were entered at an arm's length basis and in the ordinary course of business. There are no materially significant related party transactions made by the Company with promoters, directors or key management personnel, which may have a potential conflict with the interests of the Company at large.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

509 Notes to the Consolidated Financial Statements (I in millions, except share and per share data, unless otherwise stated) 32. COMMITMENTS AND CONTINGENCIES Capital commitments: As at March 31, 2025 and 2026, the Company had committed to spend approximately I 8,719 and I 9,416 respectively, under agreements to purchase/construct property and equipment. These amounts are net of capital advances paid in respect of these purchases. Refer to Note 8 for uncalled capital commitments investment on equity instruments. Guarantees: As at March 31, 2025 and 2026, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately I 13,110 and I 13,358 respectively, as part of the bank line of credit. Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/ penalty notices issued under the Income-tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The Company’s assessments in India are completed for the years up to March 31, 2022. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income-tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park in Bengaluru, the appeals filed against the said demand before the appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany/inter unit transactions and other issues. Income tax claims against the Company amounting to I 99,431 and I 104,613 are not acknowledged as debt as at March 31, 2025 and 2026, respectively. These matters are pending before various appellate authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations. The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to I 19,292 and I 20,733 as of March 31, 2025 and 2026, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. 33. SEGMENT INFORMATION The Company is now organized into the following operating segments: IT Services and IT Products. IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”)—Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries. Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health and Consumer. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and Financial services, Energy, Manufacturing and Resources, Capital markets and Insurance and Hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East and Africa.

510 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Revenue from each customer is attributed to the respective SMUs based on the location of the customer's primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer's buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of AI-powered IT and IT-enabled services including AI advisory, industry & functional consulting, AI native development, customer centric design, modernization, custom application development, infrastructure services, cybersecurity services, data and analytics services, business process services, research and development, and hardware and software design. Through AI-powered, consulting-led solutions, we help our clients transform their businesses to drive better efficiencies and generate new growth opportunities.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer ("**CEO**") and managing director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, "Operating Segments". The CEO evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company's business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the year ended March 31, 2024 is as follows:

	IT Services					IT Products	Reconciling Items	Total
	Americas 1	Americas 2	Europe	APMEA	Total			
Revenue	₹ 268,230	₹ 269,482	₹ 253,927	₹ 102,177	₹ 893,816	₹ 4,127	₹ -	₹ 897,943
Segment result	59,364	59,163	33,354	12,619	164,500	(371)	(7,726)	156,403
Unallocated					(20,304)	-	-	(20,304)
Segment result total					**₹ 144,196**	**₹ (371)**	**₹ (7,726)**	**₹ 136,099**
Finance expense								(12,552)
Finance and other income								23,896
Share of net profit/(loss) of associate accounted for using the equity method								(233)
Profit before tax								**₹ 147,210**
Income tax expense								(36,089)
Profit for the year								**₹ 111,121**
Depreciation, amortization and impairment								₹ 34,071

WIPRO INTEGRATED ANNUAL REPORT 2025-26

511

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Information on reportable segments for the year ended March 31, 2025 is as follows:

	IT Services					IT Products	Reconciling Items	Total
	Americas 1	Americas 2	Europe	APMEA	Total			
Revenue	₹ 281,824	₹ 271,972	₹ 240,077	₹ 94,351	₹ 888,224	₹ 2,692	₹ -	₹ 890,916
Segment result	58,186	61,326	29,434	12,850	161,796	(173)	(195)	161,428
Unallocated					(10,157)	-	-	(10,157)
Segment result total					**₹ 151,639**	**₹ (173)**	**₹ (195)**	**₹ 151,271**
Finance expense								(14,770)
Finance and other income								38,202
Share of net profit/(loss) of associate and joint venture accounted for using the equity method								254
Profit before tax								**₹ 174,957**
Income tax expense								(42,777)
Profit for the year								**₹ 132,180**
Depreciation, amortization and impairment								₹ 29,579

Information on reportable segments for the year ended March 31, 2026 is as follows:

	IT Services					IT Products	Reconciling Items	Total
	Americas 1	Americas 2	Europe	APMEA	Total			
Revenue	₹ 305,571	₹ 269,077	₹ 244,165	₹ 102,340	₹ 921,153	₹ 6,940	₹ -	₹ 928,093
Segment result	62,896	53,138	31,083	14,955	162,072	559	(7,954)	154,677
Unallocated					(3,426)	-	-	(3,426)
Segment result total					**₹ 158,646**	**₹ 559**	**₹ (7,954)**	**₹ 151,251**
Finance expense								(14,577)
Finance and other income								36,491
Share of net profit/(loss) of associate and joint venture accounted for using the equity method								257
Profit before tax								**₹ 173,422**
Income tax expense								(40,767)
Profit for the year								**₹ 132,655**
Depreciation, amortization and impairment								₹ 29,107

Revenues from India, being the Company's country of domicile, were ₹ 23,484, ₹ 20,699 and ₹ 23,446 for years ended March 31, 2024, 2025 and 2026, respectively.

512 STATUTORY REPORTS AND FINANCIAL STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Revenues from the United States of America and United Kingdom contributed more than 10% of Company's total revenues as per table below:

	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
United States of America	₹ 512,740	₹ 529,943	₹ 553,186
United Kingdom	108,613	95,241	97,041
	₹ 621,353	₹ 625,184	₹ 650,227

No customer individually accounted for more than 10% of the revenues during the years ended March 31, 2024, 2025 and 2026.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a) "Reconciling Items" includes elimination of inter-segment transactions and other corporate activities.

b) Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.

c) For the purpose of segment reporting, the Company has included the impact of "foreign exchange gains/(losses), net" in revenues, which is reported as a part of operating profit in the consolidated statement of income, amounting to ₹ 340, ₹ 32 and ₹ 1,853 for the fiscal years ended March 31, 2024, 2025 and 2026, respectively.

d) Restructuring cost of ₹ 6,814, ₹ Nil and ₹ 5,139 is included under Reconciling items for the years ended March 31, 2024, 2025 and 2026, respectively.

e) Reconciling Items for the year ended March 31, 2024, includes employee costs of ₹ 921 towards outgoing CEO and managing director.

f) Impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹ 2,756 for the year ended March 31, 2026, is included under Reconciling items.

g) "Unallocated" within IT Services segment includes:

	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
Amortization and impairment expenses on intangible assets (Refer to Note 6)	₹ 11,756	₹ 7,909	₹ 7,787
Change in fair value of contingent consideration (Refer to Note 19)	(1,300)	(169)	49

Segment results of IT Services segment for the year ended March 31, 2024 are after considering additional amortization due to change in estimate of useful life of the customer-related intangibles in an earlier business combination.

h) Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 5,590, ₹ 5,542 and ₹ 4,465 for the years ended March 31, 2024, 2025 and 2026, respectively.

i) Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of, ₹ (2,072), ₹ (606) and ₹ (393) for the years ended March 31, 2024, 2025 and 2026, respectively.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

513

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

34. On November 21, 2025, the Government of India notified four labour codes (the "**Labour Codes**"), effective immediately, replacing the existing 29 labour laws. In accordance with IAS 19, employee benefits and changes to employee benefit plans arising from legislative amendments are treated as plan amendments, requiring immediate recognition of past service cost in the Statement of Income. This approach is consistent with the guidance issued by the Institute of Chartered Accountants of India.

The Company has concluded the salary restructuring exercise in compliance with the Labour Codes. The implementation of the Labour Codes has resulted in a net increase of ₹ 2,756 in the provision for gratuity and remeasurement of leave encashment, which has been recognized as employee benefit expense in the current year. The Company continues to monitor the finalization of Central and State Rules, as well as Government clarifications on other aspects of the Labour Codes.

35. EVENTS AFTER THE REPORTING PERIOD

a) The Company completed its acquisition of Mindsprint, Olam Group's IT services arm, a provider of technology and digital transformation services in May 2026 for a total consideration of U.S.$ 375 million.

b) On April 14, 2026, the Company signed a definitive agreement to acquire select customer contracts of Alpha Net Consulting, a provider of enterprise software development, data engineering, and managed services for a total consideration (including earnouts) of U.S.$ 70.8 million. The acquisition is subject to customary closing conditions and is expected to be concluded by quarter ending June 30, 2026.

c) On April 16, 2026, the Company's Board of Directors approved a proposal to buyback of equity shares, subject to the approval of shareholders, for purchase by the Company of up to 600,000,000 equity shares of ₹ 2 (U.S.$ 0.02*) each (being 5.7% of total number of equity shares) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 250 (U.S.$ 2.71*) per equity share for an aggregate amount not exceeding ₹ 150,000 (U.S.$ 1,626*), in accordance with the provisions contained in the SEBI (Buy-back of Securities) Regulations, 2018, as amended and the Companies Act, 2013 and rules made thereunder. This proposal was approved by the shareholders of the Company by way of a special resolution dated May 21, 2026, passed through postal ballot by e-voting.

*Based on the certified foreign exchange rates published by the Federal Reserve Board of Governors on April 8, 2026, which was ₹ 92.25 per U.S.$ 1.

d) On June 1, 2026, the Company acquired additional 20% equity interest in Aggne Global Inc. for a consideration of U.S. $ 28.5 million.

As per our report of even date attached

for **Deloitte Haskins & Sells LLP**
Chartered Accountants
Firm's Registration No: 117366W/W - 100018

Anand Subramanian
Partner
Membership No.: 110815

Bengaluru
June 2, 2026

For and on behalf of the Board of Directors

Rishad A. Premji
Chairman
(DIN: 02983899)

Deepak M. Satwalekar
Director
(DIN: 00009627)

Srinivas Pallia
Chief Executive Officer and Managing Director
(DIN: 10574442)

Aparna C. Iyer
Chief Financial Officer

M. Sanaulla Khan
Company Secretary
Membership No.: F4129

568 GLOSSARY

Sl. No.	Abbreviation	Expansion
1	ABAC	Anti-Bribery and Anti-Corruption
2	ACV	Annual contract value
3	ADR	American Depositary Receipt
4	ADS	American Depositary Share
5	AE	Automobile Engineering
6	AGM	Annual General Meeting
7	AHU	Air Handling Units
8	AI	Artificial Intelligence
9	AI/ML	Artificial Intelligence/Machine Learning
10	AMC	Annual Maintenance Contracts
11	AML	Anti- Money Laundering
12	ANZ	Australia and New Zealand
13	APAC	Asia Pacific
14	APMEA	Asia Pacific, Middle East and Africa
15	AR	Augmented Reality
16	AWS	Amazon Web Services
17	BCMS	Business Continuity Management System
18	BCWI	Best Companies for Women in India
19	BFSI	Banking, Financial Services & Insurance
20	BI	Business Intelligence
21	BIC	Bangalore International Center
22	BMS	Building Management System
23	BPS	Basis points
24	BRSR	Business Responsibility and Sustainability Report
25	BSE	Bombay Stock Exchange
26	BSF	Bengaluru Sustainability Forum
27	C&D	Construction and Demolition
28	CAGR	Compounded Annual Growth Rate
29	CBU	Consumer Business Unit
30	CC	Constant Currency
31	CDP	Carbon disclosure Project
32	CEO	Chief Executive Officer
33	CFO	Chief Financial Officer
34	CHRO	Chief Human Resource Officer
35	CII	Confederation of Indian Industry
36	CII – GBC	Green Business Centre of the Confederate of Indian Industries
37	CIN	Corporate Identity Number
38	CIO	Chief Information Officer
39	CIS	Cloud and Infrastructure Services

Glossary

WIPRO INTEGRATED ANNUAL REPORT 2025-26

569

Sl. No.	Abbreviation	Expansion
40	COBC	Code of Business Conduct
41	CoE	Center of Excellence
42	COO	Chief Operation Officer
43	COSO	Committee of Sponsoring Organizations
44	CRS	Cybersecurity and Risk Services
45	CSAT	Customer Satisfaction
46	CSO	Chief Sustainability officer
47	CSR	Corporate Social Responsibility
48	CSRD	Corporate Sustainability Reporting Directive
49	CTO	Chief Technology Officer
50	CwD	Children with Disabilities
51	CX	Customer Experience
52	CXO	Chief Experience Officer
53	DAAI	Data, Analytics, and Artificial Intelligence
54	DASRA	Developmental Action, Research, and Social Advancement
55	DE	Digital Engineering
56	DEI	Diversity, Equity and Inclusion
57	DJSI	Dow Jones Sustainability Indices
58	DOP	Digital Operations and Platforms
59	DP	Data Privacy
60	DX	Digital Experience
61	E- IQ	Enterprise Intelligence Quotient
62	E2E	end-to-end
63	EA	Enterprise Applications
64	EBITDA	Earnings before Interest, Tax, Depreciation and Amortization
65	EES	Employee Experience Survey
66	EMR	Energy, Manufacturing & Resources
67	EMS	Environmental Management System
68	ENU	Energy, Natural Resources and Utilities
69	EPEAT	Electronic Product Environmental Assessment Tool
70	EPI	Energy Performance Index
71	EPS	Earnings Per Share
72	ER&D	Engineering, Research and Development
73	ERG	Employee resource group
74	ERM	Enterprise Risk Management
75	ESG	Environmental, Social and Governance
76	ESOP	Employee Stock Option
77	ESS	Employee Satisfaction Survey
78	EV	Electric vehicle

Sl. No.	Abbreviation	Expansion
79	EVP	Employer Value Proposition
80	FA	Financial Advisors
81	FCA	Financial Conduct Authority
82	FCPA	Foreign Corrupt Practices Act
83	FGD	Focus group discussion
84	FPGA	Field-Programmable Gate Arrays
85	FY	Financial Year
86	GAAP	Generally Accepted Accounting Principles
87	GAE	Global Account Executive
88	GBL	Global Business Lines
89	GDP	Gross Domestic Product
90	GDPR	General Data Protection Regulation
91	GDR	Global Depository Receipt
92	GEC	Global Electronics Council
93	GECC	Global Energy Command Centre
94	GEI	Gender-Equality Index
95	Gen AI	Generative Artificial intelligence
96	GHG	GreenHouse Gas
97	GoI	Government of India
98	GRI	Global Reporting Initiative
99	GSSB	Global Sustainability Standard Board
100	HNI	High Networth Individual
101	HRO	Human Resource Office
102	HRSS	HR Shared Services
103	HUB	Historically Underutilized Businesses
104	HUF	Hindu Undivided Family
105	HVAC	Heating, Ventilation, and Air Conditioning
106	I&B	Inclusion and Belonging
107	I&D	Inclusion and Diversity
108	IAAS	Infrastructure as a Service
109	IAS	International Accounting Standards
110	IASB	International Accounting Standards Board
111	IC	Integrated Circuit
112	IC&D	Industry Cloud and Digital
113	ICRA	Investment Information and Credit Rating Agency
114	IEPF	Investor Education and Protection Fund
115	IFRS	International Financial Reporting Standards
116	IIA	Institute of Internal Auditors
117	IIRC	International Integrated Reporting Council
118	IIT	Indian Institute of Technology

570 GLOSSARY

Sl. No.	Abbreviation	Expansion
119	ILO	International Labour Organization
120	Ind AS	Indian Accounting Standards
121	IoT	Internet of Things
122	IP	Intellectual Property
123	ISG	Information Services Group
124	ISIN	International Securities Identification Number
125	ISO	International Standards Organization
126	ISSB	International Sustainability Standards Board
127	IT	Information technology
128	KMP	Key Managerial Personnel
129	KPI	Key Performance Indicator
130	KRA	Key Responsibility Area
131	LEED	Leadership in Energy and Environmental Designs
132	LOC	Letter of Confirmation
133	LOS	Loan Origination Systems
134	Lpcd	Liters per capita per day
135	M&A	Mergers and Acquisitions
136	MAP	Museum of Art and Photography
137	MD	Managing Director
138	ML	Machine learning
139	MOU	Memorandum of Understanding
140	MRE	Median Remuneration of employees
141	MSA	Master Service Agreement
142	MSCI	Morgan Stanley Capital International
143	MSCI ESG	Morgan Stanley Capital International Environmental Social and Governance
144	MSME	Micro, Small and Medium Enterprises
145	NASSCOM	National Association of Software and Services Companies
146	NCV	Natural Capital Valuation
147	NGO	Non-Government Organization
148	NSE	National Stock Exchange of India Limited
149	NYSE	New York Stock Exchange
150	OEM	Original Equipment Manufacturer
151	OFAC	Office of Foreign Assets Control
152	OM	Operating Margin
153	OT	Operational Technology
154	PE	Price Earnings
155	PIA	Privacy Impact Assessments

WIPRO INTEGRATED ANNUAL REPORT 2025-26

571

Sl. No.	Abbreviation	Expansion
156	PII	Personally Identifiable Information
157	PLM	Product Lifecycle Management
158	PPA	Private Purchase Agreements
159	PPE	Personal Protection Equipment
160	PSH/POSH	Prevention of Sexual Harassment
161	PSU	Performance based Stock Units
162	PWD	People with Disabilities
163	R&D	Research and Development
164	RCP	Representative Concentration Pathways
165	REC	Renewable Energy Certificate
166	REI	Renewable Energy Initiative
167	ROI	Return on Investment
168	RPT	Related Party Transactions
169	RSA	Republic of South Africa
170	RSU	Restricted Stock Units
171	RTA	Registrar and Transfer Agent
172	RWH	Rain water harvesting
173	SAAB	Sustainability Accounting Standard Board
174	SaaS	Software as a Service
175	SAP	Systems, Applications & Products in Data Processing
176	SASB	Sustainability Accounting Standards Board
177	SBTi	Science-Based Targets initiative
178	SCOC	Supplier Code of Conduct
179	SCRA	Securities Contracts Regulation Act
180	SDG	Sustainable Development Goals
181	SDI	Smart, Digital, and Intelligent
182	SDLC	Software Development Lifecycle
183	SDV	Software defined vehicle
184	SEBI	Securities and Exchange Board of India
185	SEC	Securities Exchange Commission
186	SEZ	Special Economic Zones
187	SMU	Strategic Marketing Units
188	SoW	Spirit of Wipro

Sl. No.	Abbreviation	Expansion
189	SOW	Statement of Work
190	SOX	Sarbanes' Oxley
191	STEM	Science, Technology, Engineering and Mathematics
192	STP	Sewage Treatment Plants
193	SWM	Solid Waste Management
194	SWOT	Strengths, Weaknesses, Opportunities, and Threats
195	T&M	Time and Material
196	TCFD	Task Force on Climate-related Financial Disclosures
197	TCV	Total Contract Value
198	TECH	Technology
199	UK	United Kingdom
200	UPSI	Unpublished Price Sensitive Information
201	VC	Video Conferencing
202	VILT	Virtual Instructor-led Trainings
203	VIU	Value-in-Use
204	VLSI	Very-Large-Scale-Integration
205	VR	Virtual Reality
206	VRA	Vendor Risk Assessment
207	WEF	World Economic Forum
208	WeGA	Wipro Enterprise Generative AI
209	WERT	Wipro Equity Reward Trust
210	WFH	Work from Home
211	WGS	Wipro Gallagher Solutions
212	WHO	World Health Organization
213	WISDOM	Wipro Inclusive Supplier Development and Mentorship
214	WISE	Wipro Initiative for Supplier Engagement
215	WLI	Wipro Leadership Institute
216	WoW	Women of Wipro
217	WTD	Whole-time Directors
218	YoY	Year-on-Year

WIPRO INTEGRATED ANNUAL REPORT 2025-26 Notes

Wipro Limited

Doddakannelli, Sarjapur Road,
Bengaluru - 560035, India
CIN: L32102KA1945PLC020800
Email: info@wipro.com
wipro.com

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